Filed Pursuant to Rule 424(b)(3)
Registration No. 333-292622

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
Dear Shareholder:
You are cordially invited to attend a special meeting (including any adjournment or postponement thereof, the “Special Meeting”) of the shareholders of The Brand House Collective, Inc., a Tennessee corporation (“TBHC”, “we,” “us” or “our”), to be held on Tuesday, March 17, 2026, at 9:00 a.m., Central Time at TBHC’s headquarters, 5310 Maryland Way, Brentwood, Tennessee 37027. Prior to the Special Meeting, you will be able to vote by Internet, by telephone or by mail. Holders of record of TBHC’s common stock, no par value per share (“TBHC Common Stock”) at the close of business on January 20, 2026 (the “Record Date”), will be entitled to vote at the Special Meeting or any adjournment thereof. We encourage you to allow ample time for check-in. The doors will open at 8:30 a.m., Central Time.
On November 24, 2025, TBHC entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Bed Bath & Beyond, Inc. (“BBBY”) and Knight Merger Sub II, Inc., a wholly owned subsidiary of BBBY (“Merger Sub”), that provides for the acquisition of TBHC by BBBY. The Merger Agreement provides, among other things, that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into TBHC, with TBHC surviving as a wholly owned subsidiary of BBBY (the “Merger”).
Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of TBHC Common Stock issued and outstanding immediately prior to the Effective Time, will be converted into the right to receive 0.1993 shares (the “Exchange Ratio”) of BBBY’s common stock, par value $0.0001 per share (“BBBY Common Stock”), plus cash in lieu of any fractional shares of BBBY Common Stock that otherwise would have been issued (such consideration, the “Merger Consideration”).
Given that the Exchange Ratio is fixed, the market value of the Merger Consideration to TBHC’s shareholders may fluctuate with the market price of BBBY Common Stock and will not be known at the time that TBHC’s shareholders vote on the Merger. Based on the BBBY Common Stock price of $5.56 per share, which was the closing sale price per share of the BBBY Common Stock on the New York Stock Exchange (“NYSE”) on November 21, 2025, the last full trading day prior to public announcement of the Merger, the implied value of the Merger Consideration to TBHC’s shareholders was approximately $1.11 per share of TBHC Common Stock. On January 29, 2026, the last trading day before the date of the filing of this proxy statement/prospectus, the closing price of BBBY Common Stock on NYSE was $6.29 per share, resulting in an implied value of the Merger Consideration to TBHC shareholders of $1.25 per share of TBHC Common Stock. We encourage you to obtain current quotes for both the BBBY Common Stock and TBHC Common Stock before voting at the Special Meeting.
At the Special Meeting, you will be asked to consider and vote on (a) a proposal to adopt the Merger Agreement (the “Merger Proposal”), (b) a proposal to approve on an advisory (non-binding) basis the compensation that may be paid or become payable to TBHC’s named executive officers that is based on or otherwise relates to the Merger (the “Merger-Related Compensation Proposal”) and (c) a proposal to adjourn the Special Meeting to another time and place to solicit additional proxies, if necessary or appropriate, if there are insufficient votes to approve the Merger Proposal (the “Adjournment Proposal”). TBHC’s board of directors (the “TBHC Board”) unanimously recommends that you vote “FOR” each of the three proposals to be considered at the Special Meeting.
We cannot complete the Merger unless the Merger Proposal is approved by TBHC’s shareholders. Assuming a quorum is present at the Special Meeting, approval of the Merger Proposal requires the affirmative vote of (i) the holders of at least a majority of the voting power of the outstanding shares of TBHC Common Stock entitled to vote at the Special Meeting on the Merger Proposal and (ii) a majority of the votes cast by shareholders of TBHC other than BBBY, any affiliate of BBBY, or any director, officer or employee of BBBY or its subsidiaries; provided that, TBHC shall not be deemed to be an affiliate of BBBY for these purposes. Your vote on these matters is very important, regardless of the number of shares you own. Whether or not you plan to attend the Special Meeting, please vote by proxy over the Internet or telephone using the instructions included with the proxy card accompanying this proxy statement/prospectus, or otherwise follow the voting instructions provided in this proxy statement/prospectus.
This proxy statement/prospectus provides you with important information about the Special Meeting, the Merger and each of the proposals. We encourage you to read the entire document carefully, in particular the information under “Risk Factors” for a discussion of risks relevant to the Merger.
We look forward to the successful completion of the Merger.

Sincerely,

Amy E. Sullivan
President, Chief Executive Officer and Director

* * * * *
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Merger, the adoption of the Merger Agreement, the BBBY Common Stock to be issued in connection with the Merger or any of the other transactions described in this proxy statement/prospectus, or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
This proxy statement/prospectus is dated as of January 30, 2026 and is first being mailed to TBHC’s shareholders on or about January 30, 2026.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Tuesday, March 17, 2026
9:00 a.m. Central Time
The Brand House Collective, Inc. Corporate Office
5310 Maryland Way
Brentwood, TN 37027
(615) 872-4800
January 30, 2026
Dear Shareholder:
You are invited to attend a Special Meeting of Shareholders (including any adjournment or postponement thereof, the “Special Meeting”) of The Brand House Collective, Inc. (“TBHC,” “we,” “us,” or “our”). We will hold the Special Meeting at the time and place noted above. At the Special Meeting, we will ask you to:
1.
adopt the Agreement and Plan of Merger, dated as of November 24, 2025 (as it may be amended from time to time, the “Merger Agreement”) by and among TBHC, Bed Bath & Beyond, Inc. (“BBBY”) and Knight Merger Sub II, Inc., a wholly owned subsidiary of BBBY (“Merger Sub”) (such proposal, the “Merger Proposal”);

2.
approve on an advisory (non-binding) basis the compensation that may be paid or become payable to TBHC’s named executive officers that is based on or otherwise relates to the Merger (the “Merger-Related Compensation Proposal”); and

3.
approve one or more adjournments of the Special Meeting to a later date or dates, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Merger Proposal (the “Adjournment Proposal”).

TBHC will transact no other business at the Special Meeting except such business as may properly be brought before the Special Meeting. The accompanying proxy statement/prospectus, including the Merger Agreement attached as Annex A hereto, contains further information relating to these matters.
Only holders of record of common stock, no par value per share, of TBHC (“TBHC Common Stock”) at the close of business on January 20, 2026 are entitled to notice of and to vote at the Special Meeting and any adjournment thereof.
The TBHC Board has unanimously determined that the Merger of Merger Sub with and into TBHC (the “Merger”) is fair to and in the best interests of TBHC and its shareholders, and approved and declared advisable the execution and delivery of the Merger Agreement, the performance by TBHC of its covenants and agreements contained in the Merger Agreement and the transactions contemplated thereby, including the Merger. Accordingly, the TBHC Board unanimously recommends that TBHC shareholders vote:
•	“FOR” the Merger Proposal;
•	“FOR” the Merger-Related Compensation Proposal; and
•	“FOR” the Adjournment Proposal.
Your vote is very important, regardless of the number of shares of TBHC Common Stock you own. The parties cannot complete the Merger without approval of the Merger Proposal. Assuming a quorum is present at the Special Meeting, approval of the Merger Proposal requires the affirmative vote of (i) the holders of a majority of the voting power of the outstanding shares of TBHC Common Stock entitled to vote at the Special Meeting on the Merger Proposal and (ii) a majority of the votes cast by shareholders of TBHC other than BBBY, any affiliate of BBBY, or any director, officer or employee of BBBY or its subsidiaries; provided that, TBHC shall not be deemed to be an affiliate of BBBY for these purposes (“Disinterested Shareholders”).
Whether or not you plan to attend the Special Meeting, please vote by proxy over the Internet or telephone using the instructions included with the accompanying proxy card, or otherwise follow the voting instruction provided in this proxy statement/prospectus. If you hold your shares of TBHC Common Stock through a broker, bank or other nominee in “street name” (instead of as a registered holder) please follow the instructions on the voting instruction form provided by your bank, broker or nominee to vote your shares.
If you need assistance in completing your proxy card or have questions regarding the Special Meeting, please contact Okapi Partners LLC (“Okapi”), TBHC’s proxy solicitor, at:
Okapi Partners LLC
1212 Avenue of the Americas, 17th Floor
New York, New York 10036
Banks and Brokers Call: (212) 297-0720
All Others Call Toll-Free: (855) 208-8902
Email: info@okapipartners.com

By Order of the Board of Directors,

Michael W. Sheridan
Senior Vice President, General Counsel and Corporate Secretary
The Brand House Collective, Inc.
5310 Maryland Way
Brentwood, TN 37027

REFERENCES TO ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates important business and financial information about BBBY from other documents that BBBY has filed with the U.S. Securities and Exchange Commission (the “SEC”) and that are not contained in and are instead incorporated by reference in this proxy statement/prospectus. For a list of documents incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information.” This information is available for you, without charge, to review through the SEC’s website at www.sec.gov.
You may request a copy of this proxy statement/prospectus, any of the documents incorporated by reference in this proxy statement/prospectus or other information filed with the SEC by BBBY or TBHC, without charge, by written request directed to the appropriate company at the following contacts:

For Information Regarding BBBY: Bed Bath & Beyond, Inc. Attention: Investor Relations 433 W. Ascension Way, Suite 300 Murray, UT 84123 ir@beyond.com	For Information Regarding TBHC: The Brand House Collective, Inc. Attention: Corporate Secretary 5310 Maryland Way Brentwood, TN 37027 TBHC@icrinc.com

In order for you to receive timely delivery of the documents in advance of the Special Meeting to be held on March 17, 2026, you must request the information no later than March 10, 2026.
If you have any questions about the Special Meeting, or need to obtain proxy cards or other information, please contact TBHC’s proxy solicitor at the following contact:
Okapi Partners LLC
1212 Avenue of the Americas, 17th Floor
New York, New York 10036
Banks and Brokers Call: (212) 297-0720
All Others Call Toll-Free: (877) 629-6355
Email: info@okapipartners.com
The contents of the websites of the SEC, BBBY, TBHC or any other entity are not incorporated in this proxy statement/prospectus. The information about how you can obtain certain documents that are incorporated by reference in this proxy statement/prospectus at these websites is being provided only for your convenience.

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by BBBY (Registration No. 333-292622), constitutes a prospectus of BBBY under Section 5 of the Securities Act with respect to the shares of BBBY Common Stock to be issued to TBHC shareholders pursuant to the Agreement and Plan of Merger, dated November 24, 2025, by and among BBBY, Merger Sub and TBHC (as it may be amended from time to time, the “Merger Agreement”). This document also constitutes a proxy statement of TBHC under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This proxy statement/prospectus also constitutes a notice of meeting to TBHC’s shareholders with respect to TBHC’s special meeting.
BBBY has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to BBBY and Merger Sub, and TBHC has supplied all such information relating to TBHC. BBBY and TBHC have both contributed to such information relating to the Merger.
BBBY and TBHC have not authorized anyone to provide you with information that is different from that contained or incorporated by reference in this proxy statement/prospectus. This proxy statement/prospectus is dated January 30, 2026 and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein.
Further, you should not assume that the information incorporated by reference in this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to TBHC’s shareholders nor the issuance by BBBY of shares of BBBY Common Stock pursuant to the Merger Agreement will create any implication to the contrary.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

i

QUESTIONS AND ANSWERS
The following are brief answers to certain questions that you, as a TBHC shareholder, may have regarding the Merger and the other matters being considered at the Special Meeting. You are urged to carefully read this proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus in their entirety because this section may not provide all the information that is important to you regarding these matters. See “Summary” for a summary of important information regarding the Merger Agreement, the Merger and the related transactions. Additional important information is contained in the annexes to, and the documents incorporated by reference in this proxy statement/prospectus. You may obtain the information incorporated by reference in this proxy statement/prospectus, without charge, by following the instructions under “Where You Can Find More Information.”
Why am I receiving this proxy statement/prospectus?
This proxy statement/prospectus serves as a proxy statement for the Special Meeting. You are receiving this proxy statement/prospectus because TBHC has agreed to be acquired by BBBY through a Merger of Merger Sub with and into TBHC, with TBHC continuing as the surviving corporation in the Merger and becoming a wholly owned subsidiary of BBBY. The Merger Agreement, which governs the terms and conditions of the Merger, is attached as Annex A hereto. Your vote is required in connection with the Merger. The TBHC Board is sending these materials to TBHC shareholders in connection with the solicitation of proxies to be voted at the Special Meeting.
What matters am I being asked to vote on?
In order to complete the Merger, among other things, TBHC shareholders must approve the Merger Proposal. TBHC is holding the Special Meeting to obtain approval of the Merger Proposal. Additionally, TBHC’s named executive officers will receive certain benefits in connection with the Merger. As such, TBHC is asking that TBHC shareholders approve the Merger-Related Compensation Proposal. Finally, with respect to the Adjournment Proposal, the Special Meeting may be adjourned to another time and place if necessary or appropriate in order to permit the solicitation of additional proxies if there are insufficient votes to approve the Merger Proposal. Accordingly, TBHC is asking TBHC shareholders to authorize the holder of any proxy solicited by the TBHC Board to vote in favor of the Merger Proposal, Merger-Related Compensation Proposal and the Adjournment Proposal.
When and where will the Special Meeting take place?
The Special Meeting will be held at TBHC’s headquarters, 5310 Maryland Way, Brentwood, Tennessee 37027, on March 17, 2026 at 9:00 a.m., Central Time. The doors will open at 8:30 a.m., Central Time. Members of the TBHC Board and management team will be available to answer questions. Even if you plan to attend the Special Meeting, TBHC recommends that you vote by proxy in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the Special Meeting.
If you hold your shares of TBHC Common Stock through a broker, bank or other nominee in “street name” (instead of as a registered holder) please follow the instructions on the voting instruction form provided by your bank, broker or nominee to vote your shares.
How important is my vote?
Your vote “FOR” each proposal presented at the Special Meeting is very important, regardless of the number of shares that you own, and you are encouraged to submit a proxy as soon as possible. The Merger cannot be completed unless the Merger Proposal is approved by TBHC shareholders.
What will TBHC shareholders receive for their shares of TBHC Common Stock if the Merger is completed?
If the Merger is completed, each share of TBHC Common Stock outstanding as of immediately prior to the Effective Time will be converted into the right to receive 0.1993 shares of BBBY Common Stock (the “Exchange Ratio”). Each TBHC shareholder will receive cash (without interest and subject to any required tax withholding) in lieu of any fractional shares of BBBY Common Stock that such TBHC shareholder would otherwise receive in the Merger. Any cash amounts to be received by a TBHC shareholder in lieu of fractional shares of BBBY Common Stock will be rounded to the nearest whole cent.
Because BBBY will issue a fixed number of shares of BBBY Common Stock in exchange for each share of TBHC Common Stock, the value of the Merger consideration that TBHC shareholders will receive in the Merger will depend on the market price of shares of BBBY Common Stock at the time the Merger is completed. The market price of shares of BBBY Common Stock that TBHC shareholders receive at the time the Merger is completed could be greater than, less than or the same as the market price of shares of BBBY Common Stock on the date of this proxy statement/prospectus or at the time of the Special Meeting. Accordingly, you should obtain current market quotations for BBBY Common Stock and TBHC Common Stock before deciding how to vote on the Merger Proposal. BBBY Common Stock is traded on the New York Stock Exchange (“NYSE”) and TBHC Common Stock is traded on the Nasdaq Global Select Market (“Nasdaq”) under the symbols “BBBY” and “TBHC,” respectively. Shares of common stock of the combined company will trade on NYSE under the symbol “BBBY” after completion of the Merger.
For more information regarding the Merger consideration to be received by TBHC shareholders if the Merger is completed, see “The Merger Agreement—Merger Consideration.”
How does the TBHC Board recommend I vote at the Special Meeting?
The TBHC Board unanimously recommends that you vote “FOR” the Merger Proposal, “FOR” the Merger-Related Compensation Proposal and “FOR” the Adjournment Proposal. For more information regarding the recommendation of the TBHC Board, please see “The Merger—Recommendation of the TBHC Board; TBHC’s Reasons for the Merger.”
In considering the recommendations of the TBHC Board, TBHC shareholders should be aware that TBHC directors and executive officers have interests in the Merger that are different from, or in addition to, their interests as TBHC shareholders generally. These interests include, among others, the acceleration of outstanding TBHC equity awards upon the consummation of the Merger and the combined company’s agreement to indemnify TBHC directors and executive officers against certain claims and liabilities. For a more complete description of these interests, see “Interests of TBHC’s Directors and Executive Officers in the Merger.”
Who is entitled to vote at the Special Meeting?
All holders of record of shares of TBHC Common Stock who held shares at the close of business on January 20, 2026 (the “Record Date”) are entitled to receive notice of, and to vote at, the Special Meeting. Each such holder of TBHC Common Stock is entitled to cast one vote for each share of TBHC Common Stock that such holder owned of record as of the Record Date on each matter properly brought before the Special Meeting. Attendance at the Special Meeting is not required to vote. See below and “The Special Meeting—Methods of Voting” for instructions on how to vote without attending the Special Meeting.
What is a proxy?
A proxy is a shareholder’s legal designation of another person to vote shares owned by such shareholder on their behalf. The document used to designate a proxy to vote your shares of TBHC Common Stock is referred to as a “proxy card.”
How many votes do I have at the Special Meeting?
Each TBHC shareholder is entitled to one vote for each share of TBHC Common Stock held of record as of the close of business on the Record Date for each proposal. As of the close of business on the Record Date, there were a total of 22,461,383 shares of TBHC Common Stock outstanding.
What constitutes a quorum for the Special Meeting?
A quorum is the minimum number of shares required to be represented, either through attendance or through representation by proxy, to hold a valid meeting. Except as may be otherwise provided by law, a majority of the outstanding shares of TBHC entitled to vote, represented in person or by proxy, shall constitute a quorum at the Special Meeting.
Where will the BBBY Common Stock that I receive in the Merger be publicly traded?
The shares of BBBY Common Stock to be issued to TBHC shareholders in the Merger will be listed for trading on NYSE under the symbol “BBBY.”
What happens if the Merger is not completed?
If the Merger Proposal is not approved by TBHC shareholders or if the Merger is not completed for any other reason, TBHC shareholders will not receive the Merger Consideration or any other consideration in connection with the Merger, and their shares of TBHC Common Stock will remain outstanding. If the Merger is not completed, TBHC will remain an independent public company, and the TBHC Common Stock will continue to be listed and traded on Nasdaq under the symbol “TBHC.”

If the Merger Agreement is terminated under specified circumstances, including if the TBHC Board changes its recommendation, TBHC may be required to pay BBBY a termination fee of approximately $1.0 million (the “termination fee”). In addition, if BBBY or TBHC terminate the Merger Agreement due to a failure to obtain shareholder approval in connection with the Merger, TBHC would be required to pay BBBY an expense reimbursement fee of $0.3 million. See “The Merger Agreement—Termination Fee.”
How can I vote my shares at the Special Meeting?
Shares held directly in your name as a TBHC shareholder of record may be voted in person at the Special Meeting at TBHC’s headquarters, 5310 Maryland Way, Brentwood, Tennessee 37027, on March 17, 2026, at 9:00 a.m., Central Time. The doors will open at 8:30 a.m., Central Time. Members of the TBHC Board and management team will be available to answer questions.
If you hold your shares of TBHC Common Stock through a broker, bank or other nominee in “street name” (instead of as a registered holder) please follow the instructions on the voting instruction form provided by your bank, broker or nominee to vote your shares. See “The Special Meeting—Attending the Special Meeting.” Even if you plan to attend the Special Meeting, TBHC recommends that you vote by proxy in advance as described below so that your vote will be counted if you later decide not to, or become unable to, attend the Special Meeting. For additional information on attending the Special Meeting, see “The Special Meeting.”
How can I vote my shares without attending the Special Meeting?
Whether you hold your shares directly as a shareholder of record of TBHC or beneficially in “street name,” you may direct your vote by proxy without attending the Special Meeting. If you are a shareholder of record, you can vote by proxy over the Internet, by telephone or by mail by following the instructions provided in the enclosed proxy card. If you hold shares beneficially in “street name,” you should follow the voting instructions provided by your bank, broker or other nominee. For additional information on voting procedures, see “The Special Meeting.”
What is a “broker non-vote”?
Under NYSE rules, banks, brokers and other nominees may use their discretion to vote “uninstructed” shares (i.e., shares of record held by banks, brokers or other nominees, but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. A “broker non-vote” occurs on an item when (a) a bank, broker or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of shareholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares, and (b) the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Because all of the proposals currently expected to be voted on at the Special Meeting are non-routine matters under NYSE rules for which brokers do not have discretionary authority to vote, TBHC does not expect there to be any broker non-votes at the Special Meeting.
What shareholder vote is required for the approval of each proposal at the Special Meeting? What will happen if I fail to vote or abstain from voting on each proposal at the Special Meeting?
Proposal 1: Merger Proposal
Assuming a quorum is present at the Special Meeting, approval of the Merger Proposal requires the affirmative vote of (i) the holders of a majority of the voting power of the outstanding shares of TBHC Common Stock entitled to vote at the Special Meeting on the Merger Proposal and (ii) a majority of the votes cast by the Disinterested Shareholders. Accordingly, an abstention on the Merger Proposal will have the same effect as a vote “AGAINST” the Merger Proposal generally, but will not have any effect on the outcome of the Disinterested Shareholder vote. In addition, any shares not present or represented by proxy (including due to the failure of a TBHC shareholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have the same effect as a vote “AGAINST” the Merger Proposal generally, but will not have any effect on the outcome of the Disinterested Shareholder vote. TBHC does not expect there to be any broker non-votes at the Special Meeting.
Proposal 2: Merger-Related Compensation Proposal
Assuming a quorum is present at the Special Meeting, the affirmative vote of a majority of the votes cast on this proposal must be voted “FOR” the approval of the Merger-Related Compensation Proposal. An abstention on the Merger-Related Compensation Proposal will be counted for purposes of determining the presence of a quorum, but will not have any effect on the outcome of the vote. In addition, any shares not present or represented by proxy (including due to the failure of a TBHC shareholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Merger-Related Compensation Proposal. TBHC does not expect there to be any broker non-votes at the Special Meeting.
Proposal 3: Adjournment Proposal
Whether or not a quorum is present at the Special Meeting, the affirmative vote of a majority of the votes cast on this proposal must be voted “FOR” the approval of the Adjournment Proposal. Accordingly, any shares not present or represented by proxy (including due to the failure of a TBHC shareholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Adjournment Proposal. An abstention on the Adjournment Proposal will be counted for purposes of determining the presence of a quorum, but will not have any effect on the outcome of the vote. TBHC does not expect there to be any broker non-votes at the Special Meeting.
Are there any shareholders who have already committed to voting in favor of any of the proposals?
Yes. Pursuant to the Merger Agreement, BBBY has agreed to (i) appear at the Special Meeting or otherwise cause the Common Stock held by BBBY to be counted as present for the purpose of establishing a quorum and (ii) vote (a) all shares of TBHC Common Stock owned by BBBY as of the Record Date for the Special Meeting in favor of the Merger and (b) for the approval of the Merger Agreement and the other transactions contemplated thereby.
What is the difference between holding shares as a shareholder of record and as a beneficial owner of shares held in “street name”?
If your shares of TBHC Common Stock are registered directly in your name with TBHC’s transfer agent, you are considered the shareholder of record with respect to those shares. As the shareholder of record, you have the right to vote directly at the Special Meeting. You may also grant a proxy directly to TBHC or to a third party to vote your shares at the Special Meeting.
If your shares of TBHC Common Stock are held by a bank, broker or other nominee, you are considered the beneficial owner of shares held in “street name.” Your bank, broker or other nominee will send you, as the beneficial owner, a package describing the procedures for voting your shares. You should follow the instructions provided by them to vote your shares.
If my shares of TBHC Common Stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote those shares for me?
No. Your bank, broker or other nominee will only be permitted to vote your shares of TBHC Common Stock if you instruct your bank, broker or other nominee how to vote. You should follow the procedures provided by your bank, broker or other nominee regarding the voting of your shares. Under NYSE rules, banks, brokers and other nominees who hold shares of TBHC Common Stock in “street name” for their customers have authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are prohibited from exercising their voting discretion with respect to non-routine matters, which include all the proposals currently scheduled to be considered and voted on at the Special Meeting. As a result, absent specific instructions from the beneficial owner of such shares, banks, brokers and other nominees are not empowered to vote such shares.
What should I do if I receive more than one set of voting materials for the Special Meeting?
If you hold shares of TBHC Common Stock in “street name” and also directly in your name as a shareholder of record or otherwise, or if you hold shares of TBHC Common Stock in more than one brokerage account, you may receive more than one set of voting materials relating to the Special Meeting.
Record Holders. For shares held directly, in order to ensure that all of your shares of TBHC Common Stock are voted, please vote by proxy over the Internet or telephone using the instructions included with the accompanying proxy card, or otherwise follow the voting instruction provided in this proxy statement/prospectus.

Shares in “street name.” For shares held in “street name” through a bank, broker or other nominee, you should follow the procedures provided by your bank, broker or other nominee to submit a proxy or vote your shares.
If a shareholder gives a proxy, how are the shares of TBHC Common Stock voted?
Regardless of the method you choose to vote, the individuals named on the enclosed proxy card will vote your shares of TBHC Common Stock in the way that you indicate. For each item before the Special Meeting, you may specify whether your shares of TBHC Common Stock should be voted for or against, or abstain from voting.
How will my shares of TBHC Common Stock be voted if I return a blank proxy?
If you sign, date and return your proxy card but do not indicate how you want your shares of TBHC Common Stock to be voted, then your shares of TBHC Common Stock will be voted in accordance with the recommendation of the TBHC Board: “FOR” the Merger Proposal, “FOR” the Merger-Related Compensation Proposal and “FOR” the Adjournment Proposal.
Can I change my vote after I have submitted my proxy?
Any TBHC shareholder giving a proxy has the right to revoke their proxy and change their vote before the proxy is voted at the Special Meeting by doing any of the following:
•	subsequently submitting a new proxy (including over the Internet or telephone) for the Special Meeting, provided the new proxy is received by the deadline specified on the accompanying proxy card;
•	giving written notice of your revocation to TBHC’s Corporate Secretary; or
•	attending and voting at the Special Meeting in person.
Your attendance at the Special Meeting will not revoke your proxy unless you either (i) give written notice of revocation to TBHC’s Corporate Secretary before your proxy is exercised or (ii) attend and vote your shares at the Special Meeting. Execution or revocation of a proxy will not in any way affect your right to attend and vote at the Special Meeting. Written notices of revocation and other communications relating to the revocation of proxies should be addressed to:
The Brand House Collective, Inc.
Attention: Corporate Secretary
5310 Maryland Way
Brentwood, Tennessee 37027
See “The Special Meeting—Revocability of Proxies.”
If I hold my shares in “street name,” can I change my voting instructions after I have submitted voting instructions to my bank, broker or other nominee?
If your shares are held in the name of a bank, broker or other nominee and you previously provided voting instructions to your bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee in order to revoke or change your voting instructions.
Do TBHC shareholders have dissenters’ or appraisal rights?
TBHC shareholders are not entitled to appraisal or dissenters’ rights under the Tennessee Business Corporation Act (“TBCA”) in connection with the Merger. If TBHC shareholders are not in favor of the Merger, they may vote against the Merger Proposal or choose to abstain from voting on the Merger Proposal. See “Dissenters’ Rights.” Information about how TBHC shareholders may vote on the proposals being considered in connection with the Merger can be found under “The Special Meeting.”
Are there any risks that I should consider in deciding whether to vote for the approval of the Merger Proposal?
Yes. You should read and carefully consider the risk factors set forth under “Risk Factors.” You also should read and carefully consider the risk factors relating to BBBY that are contained in the documents that are incorporated by reference in this proxy statement/prospectus.

What happens if I sell my shares of TBHC Common Stock after the Record Date but before the Special Meeting?
The Record Date is earlier than the date of the Special Meeting. If you sell or otherwise transfer your shares of TBHC Common Stock after the Record Date, but before the Special Meeting, you will, unless special arrangements are made, retain your right to vote at the Special Meeting.
Who will solicit and pay the cost of soliciting proxies?
TBHC has engaged Okapi to assist in the solicitation of proxies for the Special Meeting. TBHC estimates that it will pay Okapi a fee of approximately $50,000, plus reimbursement for certain reasonable, documented out-of-pocket expenses. TBHC also may be required to reimburse banks, brokers and other custodians, nominees and fiduciaries or their respective agents for their expenses in forwarding proxy materials to beneficial owners of TBHC Common Stock. TBHC directors, officers and employees also may solicit proxies by telephone, by electronic means or in person; they will not be paid any additional amounts for soliciting proxies.
When is the Merger expected to be completed?
Subject to the satisfaction or waiver of the closing conditions described under “The Merger Agreement— Conditions to the Completion of the Merger,” including approval of the Merger Proposal, the Merger is currently expected to be completed during the first quarter of 2026. However, neither BBBY nor TBHC can predict the actual date on which the Merger will be completed, or if the Merger will be completed at all, because completion of the Merger is subject to conditions and factors beyond the control of both parties, including the receipt of approval of the Merger Proposal by TBHC’s shareholders. BBBY and TBHC hope to complete the Merger as soon as reasonably practicable.
What respective equity stakes will current BBBY and TBHC shareholders hold in BBBY immediately following the Merger?
Based on the anticipated treatment of equity-based awards and the number of shares of BBBY and TBHC Common Stock outstanding on December 9, 2025, upon completion of the Merger, former TBHC shareholders are expected to own approximately 4.2% of the outstanding shares of BBBY Common Stock and BBBY stockholders immediately prior to the Merger are expected to own approximately 95.8% of the outstanding shares of BBBY Common Stock. The relative ownership interests of BBBY stockholders and former TBHC shareholders in the combined company immediately following the Merger will depend on the number of shares of BBBY and TBHC Common Stock issued and outstanding immediately prior to the Merger.
How will I receive the Merger Consideration to which I am entitled?
If you hold your shares of TBHC Common Stock in book-entry form, whether through The Depository Trust Company (“DTC”) or otherwise, you will not be required to take any specific actions to exchange your shares of TBHC Common Stock for shares of BBBY Common Stock. Such shares will, following the Effective Time described in the Merger Agreement, be automatically exchanged for shares of BBBY Common Stock (in book-entry form) and cash in lieu of any fractional shares of TBHC Common Stock to which you are entitled. If you instead hold your shares of TBHC Common Stock in certificated form, then, after receiving the proper documentation from you following the Effective Time, the exchange agent will deliver to you the shares of TBHC Common Stock (in book-entry form) and cash in lieu of any fractional shares of TBHC Common Stock to which you are entitled. See “The Merger Agreement—Exchange of Shares.”
What should I do now?
You should read this proxy statement/prospectus carefully and in its entirety, including the annexes. Then, you may vote by proxy over the Internet or telephone using the instructions included with the accompanying proxy card, or promptly complete your proxy card and return it in the enclosed postage-paid envelope, so that your shares will be voted in accordance with your instructions.
How can I find more information about BBBY and TBHC?
You can find more information about BBBY and TBHC by reading this proxy statement/prospectus and from various sources described under “Where You Can Find More Information.”

What are the U.S. federal income tax consequences of the Merger to Holders of TBHC Common Stock?
TBHC and BBBY intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes (the “Intended Tax Treatment”). Assuming the Merger so qualifies, a holder of TBHC Common Stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of TBHC Common Stock for BBBY Common Stock in the Merger, except possibly with respect to cash received by such U.S. holder in lieu of a fractional share of BBBY Common Stock.
However, it is not a condition to TBHC’s obligation or BBBY’s obligation to consummate the transactions contemplated by the Merger Agreement that the Merger qualify for the Intended Tax Treatment or that TBHC or BBBY receive an opinion from counsel to that effect. There are many requirements that must be satisfied for the Merger to qualify as a reorganization, some of which are based upon factual determinations, and the reorganization treatment could be adversely affected by events or actions that occur or are taken after the Merger. Furthermore, neither TBHC nor BBBY intends to request a ruling from the Internal Revenue Service (“IRS”) regarding the U.S. federal income tax consequences of the Merger. Accordingly, no assurance can be given that the Merger will qualify for the Intended Tax Treatment or that the IRS will not challenge the conclusion that the Merger will qualify for the Intended Tax Treatment or that a court would not sustain such a challenge. If, contrary to expectations, the Merger does not qualify for the Intended Tax Treatment, holders of TBHC stock could be subject to U.S. federal income tax upon the receipt of BBBY Common Stock.
See “Material U.S. Federal Income Tax Consequences of the Merger” for a more complete description of material U.S. federal income tax consequences of the Merger. The discussion of the material U.S. federal income tax consequences contained in this proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the Merger that may vary with, or are dependent on, individual circumstances. In addition, it does not address the effects of any foreign, state or local tax laws or any U.S. federal tax laws other than U.S. federal income tax laws. Tax matters are very complicated and the tax consequences of the Merger to each U.S. holder of TBHC Common Stock may depend on such shareholder’s particular facts and circumstances. Please consult your tax advisors as to the specific tax consequences of the Merger to you.
Whom do I call if I have questions about the Special Meeting or the Merger?
If you have questions about the Special Meeting or the Merger, or desire additional copies of this proxy statement/prospectus or additional proxies, you may contact TBHC’s proxy solicitor:
Okapi Partners LLC
1212 Avenue of the Americas, 17th Floor
New York, New York 10036
Banks and Brokers Call: (212) 297-0720
All Others Call Toll-Free: (855) 208-8902
Email: info@okapipartners.com

SUMMARY
For your convenience, provided below is a brief summary of certain information contained in this proxy statement/prospectus. This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that may be important to you as a TBHC shareholder. To understand the Merger fully and for a more complete description of the terms of the Merger, you should read carefully this entire proxy statement/prospectus, its annexes and the other documents to which you are referred. Items in this summary include a page reference directing you to a more complete description of those items. You may obtain the information incorporated by reference in this proxy statement/prospectus, without charge, by following the instructions under “Where You Can Find More Information.”
The Parties to the Merger
Bed Bath & Beyond, Inc.
BBBY is an e-commerce expert with a singular focus: connecting consumers with products and services they love. As the owner of the iconic Bed Bath & Beyond, Overstock and buybuy BABY brands, as well as several other brands, BBBY strives to curate an exceptional online shopping experience. BBBY’s suite of premier online retail brands allow BBBY to offer a comprehensive array of products and services, catering to customers in the United States. BBBY’s principal executive offices are located at 433 W. Ascension Way, 3rd Floor, Murray, Utah 84123, and its telephone number is (801) 947-3100.
Knight Merger Sub II, Inc.
Merger Sub was formed by BBBY solely in contemplation of the Merger, has not conducted any business and does not have any assets, liabilities or obligations of any nature other than as set forth in the Merger Agreement. Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into TBHC, with TBHC continuing as the surviving corporation. The principal executive offices of Merger Sub are located at 433 W. Ascension Way, 3rd Floor, Murray, Utah 84123, and its telephone number is (801) 947-3100.
The Brand House Collective, Inc.
TBHC is a specialty retailer of home décor and furnishings in the United States. As of November 1, 2025, we operated a total of 306 stores in 35 states as well as e-commerce websites, www.kirklands.com and www.bedbathandbeyondhome.com. TBHC was founded in 1966, and its current parent corporation, The Brand House Collective, Inc., was initially incorporated in 1981. TBHC aims to provide its customers with an engaging shopping experience characterized by a curated, affordable selection of home décor and furnishings along with inspirational design ideas. TBHC’s principal executive offices are located at 5310 Maryland Way, Brentwood, Tennessee 37027 and its telephone number is (615) 872-4800.
The Merger and the Merger Agreement
The terms and conditions of the Merger are contained in the Merger Agreement, a copy of which is attached as Annex A hereto. BBBY and TBHC encourage you to read the Merger Agreement carefully and in its entirety, as it is the legal document that governs the Merger.
The Merger Agreement provides that, on the closing date, at the Effective Time of the Merger, Merger Sub will be merged with and into TBHC in accordance with the TBCA and on the terms and subject to the conditions set forth in the Merger Agreement, whereupon the separate existence of Merger Sub will cease and TBHC will be the surviving corporation of the Merger and a wholly owned subsidiary of BBBY.
Merger Consideration
Subject to the terms and conditions of the Merger Agreement, at the Effective Time of the Merger, each share of TBHC Common Stock issued and outstanding immediately prior to the Effective Time, will be converted into the right to receive 0.1993 shares of BBBY Common Stock, plus cash in lieu of any fractional shares of BBBY Common Stock that otherwise would have been issued. Outstanding equity awards will be eligible to receive Merger Consideration in accordance with the terms of TBHC’s Amended and Restated 2002 Equity Incentive Plan (the “TBHC Incentive Plan”) and the Merger Agreement.

The Exchange Ratio is fixed, which means that it will not change between the date hereof and the Effective Time, regardless of whether the market price of BBBY or TBHC Common Stock changes.
Treatment of TBHC Equity Awards
Stock Options. At the Effective Time, subject to and in accordance with the terms of the TBHC Incentive Plan, each option to purchase shares of TBHC Common Stock (“Option”) that is outstanding as of immediately prior to the Effective Time, will automatically, without any action on the part of BBBY, Merger Sub, TBHC or the holder thereof, be cancelled and converted into the right to receive, without interest and subject to applicable withholding taxes, a number of validly issued, fully paid and nonassessable shares of BBBY Common Stock equal to (i) the Net Option Share Amount (as defined in the Merger Agreement) multiplied by (ii) the Exchange Ratio, plus any Fractional Share Cash Consideration (as defined in the Merger Agreement). Any Option with an exercise price equal to or in excess of the closing price of TBHC Common Stock on the trading day immediately prior to the closing of the Merger shall be cancelled and have no further force or effect by virtue of the Merger without any action on the part of the holder thereof and without any payment to the holder thereof.
Restricted Stock Units. Subject to and in accordance with the terms of the TBHC Incentive Plan, each TBHC restricted stock unit (“RSU”) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will automatically, without any action on the part of BBBY, Merger Sub, TBHC or the holder thereof, fully vest and be converted into the right to receive, without interest and subject to applicable withholding taxes, a number of validly issued, fully paid and nonassessable shares of BBBY Common Stock equal to (i) the number of shares of TBHC Common Stock subject to such RSU immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, plus any Fractional Share Cash Consideration.
Recommendation of the TBHC Board; TBHC’s Reasons for the Merger
The TBHC Board unanimously recommends that you vote “FOR” the Merger Proposal. The TBHC Board also recommends that you vote “FOR” the Merger-Related Compensation Proposal and “FOR” the Adjournment Proposal. For a description of some of the factors considered by the TBHC Board in connection with the Merger, see “The Merger—The TBHC Board and its Reasons for the Merger.”
Opinion of TBHC’s Financial Advisor
The TBHC Board has engaged Consensus Advisory Services LLC and Consensus Securities LLC (together, “Consensus”), as the TBHC Board’s financial advisor in connection with the proposed Merger. On November 21, 2025, at a meeting of the TBHC Board held to evaluate the Merger, Consensus rendered an oral opinion, which was confirmed by delivery of a written opinion dated November 24, 2025, to the TBHC Board to the effect that, as of that date and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken described in its opinion, the Merger consideration provided for in the Merger Agreement was fair, from a financial point of view, to the holders of shares of TBHC Common Stock (other than BBBY, Merger Sub and their affiliates). The full text of Consensus’s written opinion, dated November 24, 2025, which describes the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken, is attached to this proxy statement/prospectus as Annex B and is incorporated by reference herein in its entirety. The description of Consensus’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Consensus’s opinion. Consensus’s opinion and advisory services were intended for the benefit and use of the TBHC Board (in its capacity as such) in connection with its evaluation of the Merger consideration from a financial point of view and did not address any other terms, aspects or implications of the Merger. Consensus’s opinion did not constitute a recommendation as to the course of action that TBHC (or the TBHC Board or any committee thereof) should pursue in connection with the Merger or otherwise address the merits of the underlying decision by TBHC to engage in the Merger, including in comparison to other strategies or transactions that might be available to TBHC or which TBHC might engage in or consider. Consensus’s opinion does not constitute advice or a recommendation to any securityholder or other person as to how to vote or act on any matter relating to the Merger or otherwise.
The Special Meeting
The Special Meeting is scheduled to be held on March 17, 2026, at 9:00 a.m., Central Time at TBHC’s headquarters, 5310 Maryland Way, Brentwood, Tennessee 37027, unless adjourned or postponed to a later date.

The purpose of the Special Meeting is to consider and vote on each of the following proposals, each of which is further described in this proxy statement/prospectus:
•	Proposal 1: Adoption of the Merger Agreement.
•	Proposal 2: Approval of Merger-Related Compensation.
•	Proposal 3: Adjournment of the Special Meeting.
TBHC’s shareholders must approve the Merger Proposal as a condition to the completion of the Merger. If TBHC’s shareholders fail to approve the Merger Proposal, the Merger will not occur. Approval of the Merger Proposal requires the affirmative vote of (i) the holders of a majority of the voting power of the outstanding shares of TBHC Common Stock entitled to vote at the Special Meeting on the Merger Proposal and (ii) a majority of the votes cast by the Disinterested Shareholders. The vote to approve the Merger Proposal is separate from the vote to approve the Merger-Related Compensation Proposal or the Adjournment Proposal. Accordingly, a TBHC shareholder may vote to approve the Merger Proposal and vote not to approve the Merger-Related Compensation Proposal or the Adjournment Proposal, and vice versa.
Other than the matters described above, TBHC does not expect a vote to be taken on any other matters at the Special Meeting or any adjournment thereof. However, if any other matters are properly brought before the Special Meeting or any adjournment thereof for consideration, the holders listed on the proxy cards will have discretion to vote on such matters in accordance with their best judgment.
Assuming a quorum is present at the Special Meeting, approval of the Merger Proposal requires the affirmative vote of (i) the holders of a majority of the voting power of the outstanding shares of TBHC Common Stock entitled to vote at the Special Meeting on the Merger Proposal and (ii) a majority of the votes cast by the Disinterested Shareholders. Accordingly, an abstention on the Merger Proposal will have the same effect as a vote “AGAINST” the Merger Proposal generally, but will not have any effect on the outcome of the Disinterested Shareholder vote. In addition, any shares not present or represented by proxy (including due to the failure of a TBHC shareholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have the same effect as a vote “AGAINST” the Merger Proposal generally, but will not have any effect on the outcome of the Disinterested Shareholder vote.
Assuming a quorum is present at the Special Meeting, the affirmative vote of a majority of the votes cast on this proposal must be voted “FOR” the approval of the Merger-Related Compensation Proposal. An abstention on the Merger-Related Compensation Proposal will be counted for purposes of determining the presence of a quorum, but will not have any effect on the outcome of the vote. In addition, any shares not present or represented by proxy (including due to the failure of a TBHC shareholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Merger-Related Compensation Proposal.
Whether or not a quorum is present at the Special Meeting, the affirmative vote of a majority of the votes cast on this proposal must be voted “FOR” the approval of the Adjournment Proposal. Accordingly, any shares not present or represented by proxy (including due to the failure of a TBHC shareholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Adjournment Proposal. An abstention on the Adjournment Proposal will be counted for purposes of determining the presence of a quorum, but will not have any effect on the outcome of the vote.
Interests of BBBY’s Directors and Executive Officers in the Merger
As of the date of this proxy statement/prospectus, BBBY directors and executive officers do not have interests in the Merger that are different from, or in addition to, the interests of other BBBY stockholders generally.
Interests of TBHC’s Directors and Executive Officers in the Merger
In considering the recommendations of the TBHC Board with respect to the Merger, TBHC’s shareholders should be aware that TBHC’s directors and executive officers have certain interests, including financial interests, in the Merger that may be different from, or in addition to, the interests of TBHC’s shareholders generally. The TBHC Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement, and in making its recommendation that TBHC’s shareholders adopt the Merger Agreement. See the section of this proxy statement entitled “The Merger—Background of the Merger” and the section of this proxy statement entitled “The Merger—Recommendation of the TBHC Board; TBHC’s Reasons for the Merger.”

These interests include the following:
•
Subject to and in accordance with the terms of the TBHC Incentive Plan, at the Effective Time, each Option and RSU that is outstanding as of immediately prior to the Effective Time, will automatically, without any action on the part of BBBY, Merger Sub, TBHC or the holder thereof, be cancelled and converted into the right to receive, without interest and subject to applicable withholding taxes, a certain number of validly issued, fully paid and nonassessable shares of BBBY Common Stock.

•
Pursuant to the Merger Agreement, for a period of not less than six years from the Effective Time, BBBY will maintain an insurance and indemnification policy for the benefit of certain persons, including TBHC’s directors and executive officers.

For a more complete description of these interests, see “Interests of TBHC’s Directors and Executive Officers in the Merger.”
Organizational Documents and Directors and Officers of the Surviving Company
Subject to the requirements described under “Merger Agreement—Indemnification; Directors’ and Officers’ Insurance,” at the Effective Time, the certificate of formation of Merger Sub, as in effect immediately prior to the Effective Time, will be become the certificate of formation and bylaws of the surviving company, with such changes as reasonably required in accordance with applicable law. From and after the Effective Time, the directors and officers of Merger Sub immediately prior to the effective time will become the initial directors and officers of the surviving corporation as the surviving corporation of the Merger.
Security Ownership of Certain Beneficial Owners and Management of TBHC
At the close of business on December 9, 2025, TBHC directors and executive officers and their affiliates, as a group, beneficially owned 319,143 shares of TBHC Common Stock, collectively representing approximately 1.4% of the shares of TBHC Common Stock outstanding on such date. TBHC currently expects that all TBHC directors and executive officers will vote their shares “FOR” the Merger Proposal, “FOR” the Merger-Related Compensation Proposal and “FOR” the Adjournment Proposal. For more information regarding the security ownership of TBHC directors and executive officers, see “Security Ownership of Certain Beneficial Owners and Management of TBHC.”
Dissenters’ Rights
Holders of TBHC Common Stock are not entitled to dissenters’ rights in connection with the Merger.
Conditions to the Completion of the Merger
The obligations of each of BBBY and TBHC to complete the Merger are subject to the satisfaction or waiver, as of the closing, of each of the following conditions:
•	approval by TBHC shareholders of the Merger Proposal must have been obtained;
•
the shares of BBBY Common Stock to be issued pursuant to the Merger, including the shares of BBBY Common Stock to be issued upon the exercise of converted TBHC stock options and upon vesting of converted RSUs, must have been approved for listing (subject to notice of issuance) on the NYSE;

•
no law or order preventing, enjoining or making illegal the consummation of the Merger may have been issued by a court of competent jurisdiction or other governmental entity of competent jurisdiction and remain in effect;

•	the absence of any material adverse effect since the date of the Merger Agreement;
•	the absence of any material breach under the Merger Agreement;
•	delivery of the officer’s certificates required under the Merger Agreement;
•
the declaration of the effectiveness by the SEC of the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, to be filed with the SEC by BBBY in connection with the registration of the shares of BBBY Common Stock to be issued in connection with the Merger; and

•
subject to BBBY’s election, either (i) BBBY shall repay, on behalf of TBHC and its subsidiaries, on or before the Effective Time all amounts necessary to discharge in full all of the obligations of TBHC and its subsidiaries arising under that certain Third Amended and Restated Credit Agreement, dated as of March 31, 2023, by and among the Kirkland’s Stores, Inc., as lead borrower, the other borrowers named therein, the guarantors named therein, and Bank of America, N.A., as Administrative Agent and Collateral Agent for the Lenders (in such capacities, the “Agent”), or (ii) each of BBBY and TBHC shall use commercially reasonable efforts to, on or prior to the Effective Time, enter into a fully executed and enforceable amendment to TBHC’s existing revolving credit facility.
In addition, each party’s obligation to complete the Merger is subject to, among other things, the accuracy of certain representations and warranties of the other party and the compliance by such other party with certain of its covenants, in each case, subject to the materiality standards set forth in the Merger Agreement, and the absence of the occurrence of any material adverse effect.
Neither BBBY nor TBHC can be certain when, or if, the conditions to the Merger will be satisfied or waived, or that the Merger will be completed.
No Solicitation of Acquisition Proposals
As more fully described under “The Merger Agreement—No Solicitation of Acquisition Proposals,” subject to the exceptions summarized below, TBHC has agreed that it will not (i) initiate, solicit, knowingly assist, knowingly induce or knowingly encourage or facilitate (including by providing information) any inquiries, proposals or offers with respect to, or the making, submission, announcement or completion of, any proposal or offer that constitutes, or would be reasonably expected to lead to, an acquisition proposal (as defined in “The Merger Agreement—No Solicitation of Acquisition Proposals,”); (ii) engage in, continue or participate in any negotiations or discussions with any persons other than BBBY, Merger Sub and their respective affiliates and representatives to the extent acting on behalf of BBBY or Merger Sub concerning any acquisition proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any acquisition proposal; (iii) furnish or provide or cause to be furnished or provided any non-public information or data relating to TBHC or any of its subsidiaries in connection with, or for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, any inquiry, proposal or offer that constitutes of would reasonably be expected to lead to an acquisition proposal; or (iv) resolve or agree to do any of the foregoing.
Notwithstanding the restrictions described above, prior to obtaining approval of the Merger Proposal, TBHC and its representatives may furnish information with respect to TBHC and its subsidiaries to, and participate in discussions or negotiations with, and any person or its representatives that has made a bona fide written acquisition proposal after the date of the Merger Agreement that did not result from any breach of the foregoing restrictions by TBHC, its subsidiaries, or their representatives, subject to certain conditions and obligations in the Merger Agreement.
In addition, TBHC has further agreed that, unless and only to the extent that the TBHC Board determines in good faith, after consultation with TBHC’s outside legal counsel and TBHC’s financial advisor that failure to take such action would reasonably be expected to be inconsistent with the TBHC Board’s fiduciary duties under applicable legal requirements (in which case, it may enable such persons to submit and pursue an acquisition proposal), it will not, and will cause its affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, or fail to enforce, any standstill provision in any agreement to which TBHC or any of its affiliates, as applicable, is a party.
Change of Recommendation
As more fully described under “The Merger Agreement—Change of Recommendation,” the Merger Agreement provides that, among other restrictions and subject to certain exceptions, the TBHC Board, will not: (i) withdraw, change, qualify, withhold, amend or modify in a manner adverse to BBBY or Merger Sub, or publicly propose to withdraw, change, qualify, withhold, amend or modify in a manner adverse to BBBY or Merger Sub, the TBHC Board recommendation or make, or permit any director or executive officer to make, any public statement in connection with the Special Meeting by or on behalf of the TBHC Board or such committee that would reasonably be expected to have the same effect or (ii) adopt, approve, recommend, or publicly propose to adopt, approve or recommend, any acquisition proposal or alternative acquisition agreement.
Notwithstanding the restrictions described above, TBHC, at any time prior to its shareholders voting on TBHC Merger Proposal, may make a change of recommendation related to an acquisition proposal if TBHC receives from a third party a bona fide written acquisition proposal that has not been withdrawn and that did not result from a breach of the Merger Agreement’s no solicitation provisions, if, prior to making such change of recommendation and among other restrictions and subject to certain exceptions, the TBHC Board determines in good faith, after consultation with TBHC’s outside legal counsel and its financial advisor, that such acquisition proposal constitutes a superior proposal and that failure to take such action would reasonably be expected to be inconsistent with the TBHC Board’s fiduciary duties to its shareholders under applicable law.
In addition, TBHC, at any time prior to its shareholders voting on TBHC Merger Proposal, may make a change of recommendation if and only in response to an intervening event (as defined in “The Merger Agreement—Change of Recommendation”) arising prior to making such change of recommendation, among other restrictions and subject to certain exceptions, the TBHC Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, that, in light of such intervening event, a failure to effect a adverse recommendation change would be reasonably expected to be inconsistent with the TBHC Board’s fiduciary duties to its shareholders under applicable law.
Termination of the Merger Agreement
The Merger Agreement may be terminated and the Merger abandoned:
•	by mutual written consent of BBBY and TBHC at any time prior to the Effective Time;
•
by either BBBY or TBHC, if (i) the Merger has not been consummated on or prior to the date that is six (6) months after the date of the Merger Agreement; (ii) if any legal restraint permanently restraining, enjoining or otherwise prohibiting or making illegal any of the transactions contemplated by the Merger Agreement shall have become final and nonappealable; or (iii) if the shareholder approval shall not have been obtained at the Special Meeting duly convened therefor (as such Special Meeting may be adjourned or postponed from time to time in accordance with terms hereof) at which a vote on the adoption of the Merger Agreement was taken;

•
by either BBBY or TBHC, if the other party has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement and such breach would result in a failure of a closing condition and is not cured within 30 days following written notice to the other party;

•	by BBBY, if at any time prior to the receipt of approval by TBHC shareholders, TBHC board shall have effected an adverse recommendation; or
•
by TBHC, if at any time prior to obtaining approval by TBHC shareholders if, (i) the TBHC Board authorizes TBHC to enter into an alternative acquisition agreement with respect to a superior proposal, (ii) concurrently with the termination of the Merger Agreement, TBHC enters into an alternative acquisition agreement providing for a superior proposal and (iii) prior to or substantially concurrently with such termination, TBHC pays to BBBY any fees required to be paid in connection with a termination.

Termination Fee
The termination fee of approximately $1.0 million will be payable by TBHC only once and not in duplication even though the termination fee may be payable by TBHC pursuant to multiple circumstances. In addition, if either BBBY or TBHC terminates the Merger Agreement due to a failure to obtain shareholder approval in connection with the Merger Proposal, then TBHC shall pay to BBBY approximately $0.3 million to the account or accounts designated by BBBY no later than two (2) Business Days following such termination.
Except in the case of any fraud or willful breach, if BBBY receives the termination fee, then the receipt of the termination fee will be BBBY’s sole and exclusive remedy against TBHC, its affiliates and their respective representatives in connection with the Merger Agreement.
Accounting Treatment
BBBY prepares its financial statements in accordance with GAAP. The merger will be accounted for using the acquisition method of accounting under the provisions of ASC 805, Business Combinations. BBBY’s management has evaluated the guidance contained in ASC 805 with respect to the identification of the acquirer in the merger and concluded, based on a consideration of the pertinent facts and circumstances, that BBBY will be the acquirer for financial accounting purposes. Accordingly, BBBY’s cost to acquire TBHC has been allocated to TBHC’s acquired assets and liabilities based upon their estimated fair values. The allocation of the purchase price is estimated and is dependent upon estimates of certain valuations that are subject to change. In addition, the final purchase price of BBBY’s acquisition of TBHC will not be known until the date of the completion of the merger and could vary materially from the preliminary purchase price. Accordingly, the final acquisition accounting adjustments may be materially different from the preliminary unaudited pro forma adjustments presented.

The financial condition and results of operations of BBBY after completion of the Merger will include the operating results of TBHC beginning from the closing date of the Merger, but will not be restated retroactively to reflect the historical financial condition or results of operations of TBHC. The earnings of BBBY following completion of the Merger will reflect acquisition accounting adjustments, including the effect of changes in the carrying value for assets and liabilities on depreciation expense and amortization expense. Indefinite-lived intangible assets, including goodwill, will not be amortized but will be tested for impairment at least annually, and all tangible and intangible assets including goodwill will be tested for impairment when certain indicators are present. If, in the future, BBBY determines that tangible or intangible assets (including goodwill) are impaired, BBBY would record an impairment charge at that time.
Material U.S. Federal Income Tax Consequences of the Merger
TBHC and BBBY intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, for U.S. federal income tax purposes. Assuming the Merger so qualifies, a holder of TBHC Common Stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of TBHC Common Stock for BBBY Common Stock in the Merger, except with respect to cash received by such U.S. holder in lieu of fractional shares of BBBY Common Stock.
However, it is not a condition to TBHC’s obligation or BBBY’s obligation to consummate the transactions contemplated by the Merger Agreement that the Merger qualify for the Intended Tax Treatment or that TBHC or BBBY receive an opinion from counsel to that effect. There are many requirements that must be satisfied for the Merger to qualify as a reorganization, some of which are based upon factual determinations, and the reorganization treatment could be adversely affected by events or actions that occur or are taken after the Merger. Furthermore, neither TBHC nor BBBY intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger. Accordingly, no assurance can be given that the Merger will qualify for the Intended Tax Treatment or that the IRS will not challenge the conclusion that the Merger will qualify for the Intended Tax Treatment or that a court would not sustain such a challenge. If, contrary to expectations, the Merger does not qualify for the Intended Tax Treatment, holders of TBHC stock could be subject to U.S. federal income tax upon the receipt of BBBY Common Stock.
See “Material U.S. Federal Income Tax Consequences of the Merger” for a more complete description of material U.S. federal income tax consequences of the Merger. The discussion of the material U.S. federal income tax consequences contained in this proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the Merger that may vary with, or are dependent on, individual circumstances. In addition, it does not address the effects of any state, local or non-U.S. tax laws or any U.S. federal tax laws other than U.S. federal income tax laws.
Tax matters are very complicated and the tax consequences of the Merger to each holder of TBHC Common Stock may depend on such shareholder’s particular facts and circumstances. Please consult your tax advisors as to the specific tax consequences to you of the Merger.
Comparison of Shareholders’ Rights
TBHC is a Tennessee corporation and the rights of TBHC’s shareholders are governed by the TBCA and BBBY is a Delaware corporation and the rights of BBBY stockholders are governed by the DGCL. TBHC shareholders’ rights are also governed by the TBHC charter and bylaws. If the Merger is completed, the rights of TBHC shareholders who become BBBY stockholders will be governed by the BBBY charter and bylaws. See “Comparison of Shareholders’ Rights.”
Listing of BBBY Common Stock; Delisting and Deregistration of TBHC Common Stock
It is a condition of the Merger Agreement that the shares of BBBY Common Stock to be issued to TBHC shareholders in the Merger be approved for listing on the NYSE, subject to official notice of issuance. Although the Merger Agreement provides that shares of BBBY Common Stock issued in the Merger will be listed on the NYSE, there can be no assurance that such shares of BBBY Common Stock will continue to be listed on the NYSE in the future.
If the Merger is completed, TBHC Common Stock will be delisted from the Nasdaq and deregistered under the Exchange Act, and TBHC will no longer be required to file periodic reports with the SEC with respect to the TBHC Common Stock. TBHC has agreed to cooperate with BBBY prior to the closing to cause the TBHC Common Stock to be delisted from the Nasdaq and deregistered under the Exchange Act as soon as practicable following the Effective Time of the Merger.

Litigation Related to the Merger
Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger or other business combination agreements. Even if such lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on TBHC’s, BBBY’s and, as a result, the combined company’s financial condition, results of operations and liquidity, or result in an injunction delaying or preventing the completion of the Merger.
As of the date of this proxy statement/prospectus, TBHC and BBBY are unaware of any securities class action lawsuits or derivative lawsuits having been filed in connection with the Merger. However, beginning on January 12, 2026, TBHC has received demand letters from certain purported holders of TBHC Common Stock that allege deficiencies or omissions in the Registration Statement on Form S-4 of which this proxy statement/prospectus forms a part. The demand letters seek additional disclosures to remedy these purported deficiencies.
See the section entitled “Risk Factors” for additional information regarding any such potential litigation.
Summary of Risk Factors
The Merger, including the possibility that the Merger may not be completed, involves a number of risks. In evaluating the proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the annexes, and especially consider the factors discussed in the section entitled “Risk Factors.” Readers should review and carefully consider the risks and uncertainties described in more detail below, which includes a more complete discussion of these risks. The following summary highlights some of the risks to be considered with respect to the Merger and the businesses of BBBY and TBHC. This summary is not complete and the risks summarized below are not the only risks that BBBY and TBHC face.
Risks Related to the Merger
•
Because the Exchange Ratio is fixed and will not be adjusted in the event of any change in the price of either BBBY Common Stock or TBHC Common Stock, the value of the consideration that TBHC shareholders will actually receive in the Merger is uncertain.

•	The market price of BBBY Common Stock will continue to fluctuate after the Merger.
•	The Merger may not be completed and the Merger Agreement may be terminated in accordance with its terms.
•	The termination of the Merger Agreement could negatively impact BBBY or TBHC and the trading prices of the BBBY Common Stock or TBHC Common Stock.
•
The market price for shares of BBBY Common Stock following the Merger may be affected by factors different from, or in addition to, those that historically have affected or currently affect the market prices of shares of BBBY or TBHC Common Stock.

•	The shares of common stock of the combined company to be received by TBHC shareholders as a result of the Merger will have rights different from the shares of TBHC Common Stock.
•
After the Merger, TBHC shareholders will have a significantly lower ownership and voting interest in BBBY than they currently have in TBHC and will exercise less influence over management and policies of the combined company.

•
Until the completion of the Merger or the termination of the Merger Agreement in accordance with its terms, each of BBBY and TBHC may be restricted from entering into certain transactions and taking certain actions that might otherwise be beneficial to BBBY, TBHC and/or their respective shareholders.

•	Obtaining required approvals and satisfying closing conditions may prevent or delay completion of the Merger.
•	Failure to attract, motivate and retain executives and other key employees could diminish the anticipated benefits of the Merger.
•
The Merger, and uncertainty regarding the Merger, may cause customers, strategic partners and others to delay or defer decisions concerning BBBY or TBHC and adversely affect each company’s ability to effectively manage its respective business.

•
Whether or not the Merger is completed, the announcement and pendency of the Merger could cause disruptions in the businesses of BBBY and TBHC, which could have an adverse effect on their respective businesses and financial results.

•	TBHC directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of TBHC shareholders generally.
•	BBBY or TBHC may waive one or more of the closing conditions without re-soliciting shareholder approval from TBHC’s shareholders.
•	The Merger Agreement contains provisions that could discourage a potential competing acquirer that might be willing to pay more to acquire or merge with TBHC.
•	The consummation of the Merger is conditioned upon the satisfaction of certain financing covenants.
•	The Merger will involve substantial costs.
•	TBHC shareholders will not be entitled to appraisal rights in the Merger.
•
Lawsuits may in the future be filed against BBBY or TBHC, or against BBBY or TBHC directors, challenging the Merger, and an adverse ruling in any such lawsuit may prevent the Merger from becoming effective or from becoming effective within the expected time frame.

•
The consummation of the transactions contemplated under the Merger Agreement are not conditioned upon the receipt of an opinion of counsel to the effect that the Merger qualifies for the Intended Tax Treatment, and neither TBHC nor BBBY intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger.

•
The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is preliminary and the actual financial condition and results of operations of the combined company after the Merger may be materially different.

Risks Related to the Combined Company
•
Combining the businesses of BBBY and TBHC may be more difficult, costly or time-consuming than expected and the combined company may fail to realize the anticipated benefits of the Merger, which may adversely affect the combined company’s business results and negatively affect the value of the combined company’s common stock.

•	The failure to successfully integrate the businesses and operations of BBBY and TBHC in the expected time frame may adversely affect the combined company’s future results.
•
The combined company may not be able to retain customers, which could have an adverse effect on the combined company’s business and operations. Third parties may terminate or alter existing contracts or relationships with BBBY or TBHC.

•	The combined company may be exposed to increased litigation, which could have an adverse effect on the combined company’s business and operations.
•	Declaration, payment and amounts of dividends, if any, distributed to shareholders of the combined company will be uncertain.
Risks Related to TBHC’s Liquidity
•
Insufficient cash flows from operations could result in the substantial utilization of our secured revolving credit facility, or similar financing, which may limit our ability to conduct certain activities.

•
TBHC could be required to refinance its debt before it matures or need to obtain additional financing and there is no assurance that TBHC will be able to refinance its debt on acceptable terms or obtain additional financing.

•	TBHC’s indebtedness could adversely affect its financial flexibility and its strategic initiatives.
•	To service TBHC’s debt and pay other obligations, TBHC will require a significant amount of cash, which may not be available.

•	If TBHC does not generate sufficient cash flow from operations, TBHC may not be able to implement its strategic initiatives and fund its obligations.
•	TBHC’s independent registered public accounting firm’s report for the year ended February 1, 2025 includes an explanatory paragraph as to TBHC’s ability to continue as a going concern.
Risks Related to TBHC’s Strategic Partnership with BBBY
•	TBHC might not be able to obtain various synergies as contemplated in the Collaboration Agreement.
•	There might be unintended and unanticipated negative side effects related to the BBBY strategic partnership.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are based upon current expectations and include all statements that are not historical statements of fact and those regarding the intent, belief or expectations of BBBY’s management and/or TBHC management, including, without limitation, statements that are accompanied by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “see,” “seek,” “target,” “will,” “would” or other similar words, phrases or expressions and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the proposed Merger and its consummation, timing of closing of the proposed Merger, integration and transition plans, expected benefits of the transaction and synergies, changes in management, refinancing of TBHC’s credit facility, opportunities, management’s beliefs and certain assumptions made by TBHC and BBBY, anticipated future performance and the timing of any of the foregoing. Future performance and actual results may differ materially from those expressed or implied in such forward-looking statements. These forward-looking statements are subject to known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time, many of which may be beyond the control of the parties to the proposed Merger, including, among other things:
•
the timing and likelihood of, and any conditions or requirements imposed in connection with, obtaining required shareholder approval of the proposed Merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the proposed Merger);

•	the possibility that the closing conditions to the proposed Merger may not be satisfied or waived;
•	delays in closing the proposed Merger or the possibility of non-consummation of the proposed Merger;
•	the risk that expected benefits, synergies and growth opportunities of the proposed Merger may not be achieved in a timely manner or at all;
•
the possibility that the price of BBBY Common Stock and TBHC Common Stock could change before the completion of the proposed Merger, including as a result of uncertainty as to the long-term value of the common stock of the combined company or as a result of broader stock market movements;

•	the possibility that the proposed Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events;
•	the risk that certain restrictions during the pendency of the proposed Merger may impact the ability of BBBY and TBHC to pursue certain business opportunities or strategic transactions;
•
risks associated with the fact that the closing of the Merger is conditioned upon, at BBBY’s election, either the repayment in full or refinancing of TBHC’s senior secured revolving credit facility on terms reasonably acceptable to BBBY, which outcome is not guaranteed and may prove to be more difficult than anticipated;

•	the occurrence of any event that could give rise to termination of any of the documents related to the proposed Merger;
•
the risk that shareholder litigation in connection with the proposed Merger may affect the timing or occurrence of the proposed Merger or result in significant costs of defense, indemnification and liability;

•	the risk that BBBY and TBHC will be unable to retain or hire key personnel;
•	the ability to successfully integrate TBHC’s business with BBBY following the closing of the proposed Merger in a timely manner or at all;
•	risks related to the diversion of time and attention of BBBY and TBHC management from ongoing business concerns;
•	the risk that disruption from the proposed Merger may adversely affect BBBY’s and TBHC’s business and their respective relationships with customers, vendors and employees;
•
the potential dilution of BBBY’s stockholders’ and TBHC’s shareholders’ ownership percentage of the companied company as compared to their ownership percentage of BBBY and TBHC, as applicable, prior to the proposed Merger;

•	the business, economic, political and other conditions in the areas in which BBBY and TBHC operate;
•	events beyond the control of BBBY and TBHC including, without limitation, acts of terrorism and changes in applicable law, including applicable tax laws;
•	risks related to TBHC directors and officers having interests in the proposed Merger that are different from, or in addition to, the interests of TBHC shareholders generally; and
•	the potential dilution of the combined company’s earnings per share as a result of the proposed Merger.
For additional information about these and other risks and uncertainties applicable to BBBY and TBHC, their respective businesses and the proposed Merger, see the discussion contained in the section titled “Risk Factors” included elsewhere in this proxy statement/prospectus and in similarly titled sections in BBBY’s filings with the SEC that are incorporated by reference herein. Except as required by law, neither BBBY nor TBHC undertake any obligation to update forward-looking statements made to reflect new information, subsequent events or circumstances. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. Actual results may differ materially from current projections. Forward-looking statements speak only as of the date that they are made.

MARKET PRICE, COMPARATIVE SHARE AND DIVIDEND INFORMATION
Market Price and Comparative Share Information
Shares of BBBY Common Stock are listed for trading on the NYSE under the symbol “BBBY.” Shares of TBHC Common Stock are listed for trading on Nasdaq under the symbol “TBHC.” The following table presents trading information for TBHC Common Stock and BBBY Common Stock on (i) November 21, 2025, the full last trading day before the public announcement of the signing of the Merger Agreement and (ii) January 29, 2026, the last trading day before the date of the filing of this proxy statement/prospectus. The table also provides the estimated equivalent per share value of the Merger Consideration for each share of BBBY Common Stock on the relevant date.

Date	TBHC Closing Price ($)	BBBY Closing Price ($)	Exchange Ratio	Estimated Equivalent Per Share Value ($)
November 21, 2025	1.30	5.56	0.1993	1.11
January 29, 2026	1.22	6.29	0.1993	1.25

Because the Exchange Ratio will not be adjusted for changes in the market price of either BBBY Common Stock or TBHC Common Stock, the market value of the shares of BBBY Common Stock that holders of TBHC Common Stock will have the right to receive on the effective date of the Merger may vary significantly from the market value of the shares of BBBY Common Stock that holders of TBHC Common Stock would receive if the Merger was completed on the date of this proxy statement/prospectus. As a result, you should obtain recent market prices of BBBY Common Stock and TBHC Common Stock prior to voting your shares. See “Risk Factors — Risks Related to the Merger.”
Holders
As of December 9, 2025, there were 41 registered holders of record of TBHC Common Stock.
Dividends
BBBY has not declared or paid cash dividends on the BBBY Common Stock. TBHC has not declared or paid cash dividends on the TBHC Common Stock since its 2015 fiscal year. Any future determination to pay cash dividends on the BBBY Common Stock will be at the discretion of BBBY’s board of directors (the “BBBY Board”) and will be dependent upon BBBY’s results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law and such other factors as the BBBY Board may deem relevant.

RISK FACTORS
In considering how to vote on the proposals to be considered and voted on at the Special Meeting, you are urged to carefully consider all of the information contained in this proxy statement/prospectus. You should also read and consider the risks associated with each of the businesses of BBBY and TBHC because those risks will affect the combined company. You are urged to carefully consider the following material risks relating to the Merger and the businesses of BBBY, TBHC and the combined company.
Risks Related to the Merger
Because the Exchange Ratio is fixed and will not be adjusted in the event of any change in the price of either BBBY Common Stock or TBHC Common Stock, the value of the consideration that TBHC shareholders will actually receive in the Merger is uncertain.
Upon completion of the Merger, each share of TBHC Common Stock outstanding immediately prior to the Merger will be converted into the right to receive 0.1993 shares of BBBY Common Stock (with cash, without interest and less any applicable withholding taxes, in lieu of any fractional shares of BBBY Common Stock). This Exchange Ratio is fixed in the Merger Agreement and will not be adjusted for changes in the market price of either BBBY Common Stock or TBHC Common Stock prior to the completion of the Merger. The market prices of BBBY Common Stock and TBHC Common Stock have fluctuated prior to and after the date of the announcement of the Merger Agreement and may continue to fluctuate from the date of this proxy statement/prospectus to the date of the Special Meeting, and through the date the Merger is consummated.
Because the value of the Merger Consideration will depend on the market price of BBBY Common Stock at the time the Merger is completed, TBHC shareholders will not know or be able to determine at the time of the Special Meeting the market value of the Merger Consideration they would receive upon completion of the Merger.
Stock price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in BBBY’s or TBHC’s respective businesses, operations and prospects, market assessments of the likelihood that the Merger will be completed, interest rates, general market, industry and economic conditions and other factors generally affecting the respective prices of BBBY Common Stock and TBHC Common Stock, federal, state and local legislation, governmental regulation and legal developments in the industry segments in which BBBY and TBHC operate, and the timing of the Merger and receipt of required approvals and consents.
Many of these factors are beyond the control of BBBY and TBHC, and neither BBBY nor TBHC is permitted to terminate the Merger Agreement solely due to a decline in the market price of the common stock of the other party. TBHC shareholders are urged to obtain current market quotations for BBBY Common Stock and TBHC Common Stock in determining whether to vote in favor of the Merger Proposal.
The market price of BBBY Common Stock will continue to fluctuate after the Merger.
Upon completion of the Merger, TBHC’s shareholders will become holders of BBBY Common Stock. The market price of the common stock of the combined company may continue to fluctuate, potentially significantly, following completion of the Merger, including for the reasons described above. As a result, former TBHC shareholders could lose some or all of the value of their investment in BBBY Common Stock. In addition, any significant price or volume fluctuations in the stock market generally could have a material adverse effect on the market for, or liquidity of, the BBBY Common Stock received in the Merger, regardless of the combined company’s actual operating performance.
The Merger may not be completed and the Merger Agreement may be terminated in accordance with its terms.
The Merger is subject to a number of conditions that must be satisfied or waived (to the extent permitted) prior to the completion of the Merger, including the approval by TBHC’s shareholders of the Merger Proposal. These conditions are described under “The Merger Agreement—Conditions to the Completion of the Merger.” These conditions to the completion of the Merger, some of which are beyond the control of BBBY and TBHC, may not be satisfied or waived in a timely manner or at all, and, accordingly, the Merger may be delayed or not completed.
Additionally, either BBBY or TBHC may terminate the Merger Agreement under certain circumstances, including, among other reasons, if the Merger is not completed by the outside date. In addition, if the Merger Agreement is terminated under specified circumstances, including if the TBHC Board changes its recommendation, TBHC may be required to pay BBBY a termination fee of approximately $1.0 million. Additionally, if BBBY or TBHC terminate the Merger Agreement due to a failure to obtain approval from TBHC’s shareholder’s, TBHC would be required to pay

BBBY an expense reimbursement fee of approximately $0.3 million. See “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fee” for a more complete discussion of the circumstances under which the Merger Agreement could be terminated and when a termination or expense reimbursement fee may be payable by TBHC.
The termination of the Merger Agreement could negatively impact BBBY or TBHC and the trading prices of the BBBY Common Stock or TBHC Common Stock.
If the Merger is not completed for any reason, including because TBHC’s shareholders fail to approve the Merger Proposal, the ongoing businesses of BBBY and TBHC may be adversely affected and, without realizing any of the expected benefits of having completed the Merger, BBBY and TBHC would be subject to a number of risks, including the following:
•	failure to complete the proposed Merger may result in negative publicity and a negative impression of each company in the investment community;
•	each company may experience negative reactions from its customers and employees;
•
each company will be required to pay its respective costs relating to the Merger (subject to TBHC’s obligation to pay an expense reimbursement fee of approximately $0.3 million to BBBY in certain circumstances), such as financial advisory, legal, financing and accounting costs and associated fees and expenses, whether or not the Merger is completed;

•
the risk that TBHC may not be able to continue as a going concern without the TBHC Board seeking alternative strategic opportunities, which may result in a reduction or discontinuation of operations for the foreseeable future;

•
the Merger Agreement places certain restrictions on the conduct of each company’s business prior to completion of the Merger and such restrictions, the waiver of which is subject to the consent of the other company, may prevent BBBY and TBHC from taking actions during the pendency of the Merger that might otherwise be beneficial (see “The Merger Agreement—Conduct of Business Prior to the Merger’s Completion” for a description of the restrictive covenants applicable to BBBY and TBHC); and

•
matters relating to the Merger (including integration planning) will require substantial commitments of time and resources by BBBY and TBHC management, which could otherwise have been devoted to day-to-day operations or to other opportunities that may have been beneficial to BBBY or TBHC, as applicable, as an independent company.

The market price for shares of BBBY Common Stock following the Merger may be affected by factors different from, or in addition to, those that historically have affected or currently affect the market prices of shares of BBBY or TBHC Common Stock.
Upon consummation of the Merger, BBBY stockholders and TBHC shareholders will both hold shares of common stock in the combined company. BBBY’s businesses differ from those of TBHC, and TBHC’s businesses differ from those of BBBY, and, accordingly, the results of operations of the combined company will be affected by some factors that are different from those currently or historically affecting the independent results of operations of BBBY and TBHC. The results of operations of the combined company may also be affected by factors different from those that currently affect or have historically affected either BBBY or TBHC. For a discussion of the businesses of each of BBBY and TBHC and some important factors to consider in connection with those businesses, see “The Parties to the Merger” and the other information contained in this proxy statement/prospectus.
Based on the anticipated treatment of equity-based awards and the number of shares of TBHC Common Stock outstanding as of December 9, 2025, it is expected that BBBY may issue approximately 3,046,103 shares of BBBY Common Stock in the Merger. Former TBHC shareholders may decide not to hold the shares of BBBY Common Stock that they will receive in the Merger, and BBBY stockholders may decide to reduce their investment in BBBY as a result of the changes to BBBY’s investment profile as a result of the Merger. Other TBHC shareholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of BBBY Common Stock that they receive in the Merger. Such sales of BBBY Common Stock could have the effect of depressing the market price for BBBY Common Stock.

The shares of common stock of the combined company to be received by TBHC shareholders as a result of the Merger will have rights different from the shares of TBHC Common Stock.
Upon completion of the Merger, TBHC shareholders will no longer be shareholders of TBHC, but will instead become shareholders of BBBY. BBBY is a Delaware corporation and TBHC is a Tennessee corporation. As such, there are certain differences between the rights of BBBY stockholders under BBBY’s amended and restated certificate of incorporation (the “BBBY charter”) and BBBY’s fifth amended and restated bylaws (the “BBBY bylaws”) and the rights of TBHC shareholders under TBHC’s amended and restated charter (the “TBHC charter”) and TBHC’s amended and restated bylaws (the “TBHC bylaws”). See “Comparison of Shareholders’ Rights” for a discussion of these rights.
After the Merger, TBHC shareholders will have a significantly lower ownership and voting interest in BBBY than they currently have in TBHC and will exercise less influence over management and policies of the combined company.
Based on the anticipated treatment of equity-based awards and the number of shares of BBBY and TBHC Common Stock outstanding on December 9, 2025, upon completion of the Merger, former TBHC shareholders are expected to own approximately 4.2% of the outstanding shares of BBBY Common Stock and BBBY stockholders immediately prior to the Merger are expected to own approximately 95.8% of the outstanding shares of BBBY Common Stock. Consequently, former TBHC shareholders will have less influence over the management and policies of the combined company than they currently have over the management and policies of TBHC.
Until the completion of the Merger or the termination of the Merger Agreement in accordance with its terms, each of BBBY and TBHC may be restricted from entering into certain transactions and taking certain actions that might otherwise be beneficial to BBBY, TBHC and/or their respective shareholders.
From and after the date of the Merger Agreement and prior to completion of the Merger, the Merger Agreement restricts BBBY and TBHC from taking specified actions without the consent of the other party and requires that the business of each company and its respective subsidiaries be conducted in the ordinary course in all material respects. These restrictions may prevent BBBY or TBHC, as applicable, from taking actions during the pendency of the Merger that might otherwise be beneficial. Adverse effects arising from these restrictions during the pendency of the Merger could be exacerbated by any delays in consummation of the Merger or termination of the Merger Agreement. See “The Merger Agreement—Conduct of Business Prior to the Merger’s Completion.”
Obtaining required approvals and satisfying closing conditions may prevent or delay completion of the Merger.
The Merger is subject to a number of conditions to closing as specified in the Merger Agreement. These closing conditions include, among others, the approval by TBHC shareholders of the Merger Proposal, the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part registering the BBBY Common Stock issuable pursuant to the Merger Agreement and the absence of any stop order or proceedings by the SEC with respect thereto, approval for listing on the NYSE of the shares of BBBY Common Stock to be issued pursuant to the Merger Agreement, and the absence of governmental restraints or prohibitions preventing the consummation of the Merger. The obligation of each of BBBY and TBHC to consummate the Merger are also conditioned on, among other things, the truth and accuracy of the representations and warranties made by the other party on the date of the Merger Agreement and on the closing date (subject to certain materiality and material adverse effect qualifiers), and the performance by the other party in all material respects of its obligations under the Merger Agreement. No assurance can be given that the other required shareholder, governmental and regulatory consents and approvals will be obtained or that the other required conditions to closing will be satisfied, and, if all required consents and approvals are obtained and the required conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents and approvals. Any delay in completing the Merger could cause the combined company not to realize, or to be delayed in realizing, some or all of the benefits that BBBY and TBHC expect to achieve if the Merger is successfully completed within its expected time frame. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the Merger, see “The Merger Agreement—Conditions to the Completion of the Merger.”
Failure to attract, motivate and retain executives and other key employees could diminish the anticipated benefits of the Merger.
The success of the Merger will depend in part on the combined company’s ability to retain the talents and dedication of the professionals currently employed by BBBY and TBHC. It is possible that these employees may decide not to remain with BBBY or TBHC, as applicable, while the Merger is pending, or with the combined company. If key employees terminate their employment, or if an insufficient number of employees are retained to maintain effective operations, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating BBBY and TBHC to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, BBBY and TBHC may not be able to locate suitable replacements for any key employees that leave either company or offer employment to potential replacements on reasonable terms. In addition, there could be disruptions to or distractions for the workforce and management, including disruptions associated with integrating employees into the combined company. No assurance can be given that the combined company will be able to attract or retain key employees of BBBY and TBHC to the same extent that those companies have been able to attract or retain their own employees in the past.
The Merger, and uncertainty regarding the Merger, may cause customers, strategic partners and others to delay or defer decisions concerning BBBY or TBHC and adversely affect each company’s ability to effectively manage its respective business.
The Merger will happen only if the stated conditions are met, including the approval by TBHC’s shareholders of the Merger Proposal and the receipt of required approvals, and consents among other conditions. Many of the conditions are beyond the control of BBBY and TBHC, and both parties also have certain rights to terminate the Merger Agreement under certain circumstances.
Accordingly, there may be uncertainty regarding the completion of the Merger. This uncertainty may cause customers, strategic partners or others that deal with BBBY or TBHC to delay or defer entering into contracts with BBBY or TBHC or making other decisions concerning BBBY or TBHC or seek to change or cancel existing business relationships with BBBY or TBHC, which could negatively affect their respective businesses. Any delay or deferral of those decisions or changes in existing agreements could have an adverse impact on the respective businesses of BBBY and TBHC, regardless of whether the Merger is ultimately completed.
In addition, the Merger Agreement restricts BBBY, TBHC and their respective subsidiaries from taking certain actions during the pendency of the Merger without the consent of the other party. These restrictions may prevent BBBY and TBHC from pursuing attractive business opportunities or strategic transactions that may arise prior to the completion of the Merger. See “The Merger Agreement—Conduct of Business Prior to the Merger’s Completion” for a description of the restrictive covenants to which each of BBBY and TBHC is subject.
Whether or not the Merger is completed, the announcement and pendency of the Merger could cause disruptions in the businesses of BBBY and TBHC, which could have an adverse effect on their respective businesses and financial results.
Whether or not the Merger is completed, the announcement and pendency of the Merger could cause disruptions in the businesses of BBBY and TBHC, including by diverting the attention of BBBY and TBHC management away from day-to-day business operations and toward the completion of the Merger. In addition, BBBY and TBHC have each diverted significant management resources in an effort to complete the Merger and are each subject to restrictions contained in the Merger Agreement on the conduct of their respective businesses. If the Merger is not completed, BBBY and TBHC will have incurred significant costs, including the diversion of management resources, for which they will have received little or no benefit.
TBHC directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of TBHC shareholders generally.
In considering the recommendations of the TBHC Board to vote in favor of the proposals described in this proxy statement/prospectus, shareholders should be aware that TBHC directors and executive officers have interests in the Merger, including financial interests, which are different from, or in addition to, the interests of TBHC’s shareholders generally.
TBHC shareholders should be aware of these interests when they consider the recommendation of the TBHC Board that they vote to approve the Merger Proposal. The TBHC Board was aware of and considered these interests, among other matters, in reaching its determination that the Merger is fair to and in the best interests of TBHC and its shareholders, approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, and recommending that TBHC’s shareholders approve the Merger Proposal. The interests of TBHC directors and executive officers are described in more detail under “Interests of TBHC’s Directors and Executive Officers in the Merger.”

BBBY or TBHC may waive one or more of the closing conditions without re-soliciting shareholder approval from TBHC’s shareholders.
To the extent permitted by law, BBBY or TBHC may determine to waive, in whole or part, one or more of the conditions to their respective obligations to consummate the Merger. TBHC expects to evaluate the materiality of any waiver and its effect on TBHC shareholders in light of the facts and circumstances at the time to determine whether any amendment of this proxy statement/prospectus or any re-solicitation of proxies is required in light of such waiver. Any determination as to whether to waive any condition to the consummation of the Merger, and as to whether to re-solicit shareholder approval and/or amend this proxy statement/prospectus as a result of such waiver, will be made by TBHC at the time of such waiver based on the facts and circumstances as they exist at that time.
The Merger Agreement contains provisions that could discourage a potential competing acquirer that might be willing to pay more to acquire or merge with TBHC.
The Merger Agreement contains “no shop” provisions that restrict the ability of TBHC to, among other things (each as described under “The Merger Agreement—No Solicitation of Acquisition Proposals”):
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initiate, solicit, knowingly assist, knowingly induce or knowingly encourage or facilitate (including by providing information) any inquiries, proposals or offers with respect to, or the making, submission, announcement or completion of, any proposal or offer that constitutes, or would be reasonably expected to lead to, an acquisition proposal

•
engage in, continue or participate in any negotiations or discussions with any persons other than BBBY, Merger Sub and their respective affiliates and representatives to the extent acting on behalf of BBBY or Merger Sub concerning any acquisition proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any acquisition proposal; or

•
furnish or provide or cause to be furnished or provided any non-public information or data relating to TBHC or any of its subsidiaries in connection with, or for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, any inquiry, proposal or offer that constitutes of would reasonably be expected to lead to an acquisition proposal.

Furthermore, there are only limited exceptions to the requirement under the Merger Agreement that the TBHC Board not withdraw, modify, amend or qualify the TBHC Board’s required recommendation to TBHC shareholders to adopt the Merger Agreement (the “TBHC board recommendation”). Although the TBHC Board is permitted to effect a change of recommendation, after complying with certain procedures set forth in the Merger Agreement, in response to a superior proposal or to an intervening event (if the TBHC Board determines in good faith that a failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable law), such change of recommendation would entitle BBBY to terminate the Merger Agreement and collect a termination fee from TBHC. See “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fee.”
These provisions could discourage a potential competing acquirer from considering or proposing an acquisition or Merger of TBHC, even if it were prepared to pay consideration with a higher value than that implied by the Exchange Ratio in the Merger, or might result in a potential competing acquirer proposing to pay a lower per share price than it might otherwise have proposed to pay because of the added expense of the termination fee.
The consummation of the Merger is conditioned upon the satisfaction of certain financing covenants.
Pursuant to the Merger Agreement, at the election of BBBY, either (i) BBBY shall repay, on behalf of TBHC and its subsidiaries, on or before the Effective Time all amounts necessary to discharge in full all of the obligations of TBHC and its subsidiaries arising under that certain Third Amended and Restated Credit Agreement, dated as of March 31, 2023, by and among the Kirkland’s Stores, Inc., as lead borrower, the other borrowers named therein, the guarantors named therein, and the Agent, or (ii) each of BBBY and TBHC shall use commercially reasonable efforts to, on or prior to the Effective Time, enter into a fully executed and enforceable amendment to TBHC’s existing revolving credit facility. There can be no assurance that this covenant will be satisfied on the expected timeline, or at all, and failure to do so could delay the consummation of the Merger, increase costs, or otherwise adversely affect BBBY and/or TBHC.
The Merger will involve substantial costs.
BBBY and TBHC have incurred and expect to incur non-recurring costs associated with combining the operations of the two companies, as well as transaction fees and other costs related to the Merger. These costs and expenses include fees paid to financial, legal and accounting advisors, facilities and systems consolidation costs, severance and other potential employment-related costs, filing fees, printing expenses and other related charges. Some of these costs are payable by BBBY or TBHC regardless of whether the Merger is completed.
The combined company will also incur restructuring and integration costs in connection with the Merger. The costs related to restructuring will be expensed as a cost of the ongoing results of operations of the combined company. There are processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the Merger and the integration of TBHC’s business with BBBY’s business. Although BBBY expects that the elimination of duplicative costs, strategic benefits, and additional income, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction, Merger-related and restructuring costs over time, any net benefit may not be achieved in the near term or at all. Many of these costs will be borne by BBBY even if the Merger is not completed. While BBBY has assumed that certain expenses would be incurred in connection with the Merger and the other transactions contemplated by the Merger Agreement, there are many factors beyond BBBY’s control that could affect the total amount or the timing of the integration and implementation expenses.
TBHC shareholders will not be entitled to dissenters’ rights in the Merger.
Dissenters’ rights are statutory rights that, if applicable under law, enable shareholders of a corporation to dissent from an extraordinary transaction, such as a Merger, and to demand that such corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to such shareholders in connection with the extraordinary transaction. Under the TBCA, shareholders generally do not have dissenters’ rights if the shares of stock they hold are listed on a national securities exchange.
Because TBHC Common Stock is listed on Nasdaq, a national securities exchange, holders of TBHC Common Stock are not entitled to dissenters’ rights in connection with the Merger. See “Dissenters’ Rights.”
Lawsuits may in the future be filed against BBBY or TBHC, or against BBBY or TBHC directors, challenging the Merger, and an adverse ruling in any such lawsuit may prevent the Merger from becoming effective or from becoming effective within the expected time frame.
Transactions like the proposed Merger are frequently subject to litigation or other legal proceedings, including actions alleging that the BBBY Board or the TBHC Board breached their respective fiduciary duties to their shareholders by entering into the Merger Agreement, by failing to obtain a greater value in the transaction for their shareholders or otherwise. Neither BBBY nor TBHC can provide assurance that such litigation or other legal proceedings will not be brought. If litigation or other legal proceedings are in fact brought against BBBY or TBHC, or against the BBBY Board or the TBHC Board, they will defend against it, but might not be successful in doing so. An adverse outcome in such matters, as well as the costs and efforts of a defense even if successful, could have a material adverse effect on the business, results of operation or financial position of BBBY, TBHC or the combined company, including through the possible diversion of either company’s resources or distraction of key personnel.
Furthermore, one of the conditions to the completion of the Merger is that no injunction by any court or other governmental entity of competent jurisdiction will be in effect that prevents, enjoins or makes illegal the consummation of the Merger. As such, if any of the plaintiffs are successful in obtaining an injunction preventing the consummation of the Merger, that injunction may prevent the Merger from becoming effective or from becoming effective within the expected time frame.
As of the date of this proxy statement/prospectus, TBHC and BBBY are unaware of any securities class action lawsuits or derivative lawsuits having been filed in connection with the Merger. However, beginning on January 12, 2026, TBHC has received demand letters from certain purported holders of TBHC Common Stock that allege deficiencies or omissions in the Registration Statement on Form S-4 of which this proxy statement/prospectus forms a part. The demand letters seek additional disclosures to remedy these purported deficiencies.
The consummation of the transactions contemplated under the Merger Agreement are not conditioned upon the receipt of an opinion of counsel to the effect that the Merger qualifies for the Intended Tax Treatment, and neither TBHC nor BBBY intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger.
The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. Assuming the Merger so qualifies, a holder of TBHC Common Stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of TBHC Common Stock for BBBY Common Stock in the Merger, except possibly with respect to cash received by such holder in lieu of a fractional share of BBBY Common Stock.
However, it is not a condition to TBHC’s obligation or BBBY’s obligation to consummate the transactions contemplated by the Merger Agreement that the Merger qualify for the Intended Tax Treatment or that TBHC or BBBY receive an opinion from counsel to that effect. There are many requirements that must be satisfied for the Merger to qualify as a reorganization, some of which are based upon factual determinations, and the reorganization treatment could be adversely affected by events or actions that occur or are taken after the Merger. Furthermore, neither TBHC nor BBBY intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger. Accordingly, no assurance can be given that the Merger will qualify for the Intended Tax Treatment or that the IRS will not challenge the conclusion that the Merger will qualify for the Intended Tax Treatment or that a court would not sustain such a challenge. If, contrary to expectations, the Merger does not qualify for the Intended Tax Treatment, holders of TBHC Common Stock could be subject to U.S. federal income tax upon the receipt of BBBY Common Stock in the Merger.
See “Material U.S. Federal Income Tax Consequences of the Merger” for a more complete description of material U.S. federal income tax consequences of the Merger. The discussion of the material U.S. federal income tax consequences contained in this proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the Merger that may vary with, or are dependent on, individual circumstances. In addition, it does not address the effects of any foreign, state or local tax laws or any U.S. federal tax laws other than U.S. federal income tax laws. Tax matters are very complicated and the tax consequences of the Merger to each U.S. holder of TBHC Common Stock may depend on such shareholder’s particular facts and circumstances. Please consult your tax advisors as to the specific tax consequences to you of the Merger.
The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is preliminary and the actual financial condition and results of operations of the combined company after the Merger may be materially different.
The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial condition or results of operations would have been had the Merger been completed on the dates or for the periods indicated. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon assumptions, preliminary estimates and accounting reclassifications, to record the TBHC identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this proxy statement/prospectus is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of TBHC as of the date of the completion of the Merger. Accordingly, the final accounting adjustments as a result of the Merger may differ materially from the pro forma adjustments reflected in this proxy statement/prospectus. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.”
Risks Related to the Combined Company
Combining the businesses of BBBY and TBHC may be more difficult, costly or time-consuming than expected and the combined company may fail to realize the anticipated benefits of the Merger, which may adversely affect the combined company’s business results and negatively affect the value of the combined company’s common stock.
The success of the Merger will depend on, among other things, the ability of BBBY and TBHC to combine their businesses in a manner that facilitates growth opportunities. BBBY and TBHC have entered into the Merger Agreement because each believes that the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of their respective shareholders and that combining the businesses of BBBY and TBHC will produce benefits. See “The Merger—Recommendation of the TBHC Board; TBHC’s Reasons for the Merger.”
However, BBBY and TBHC must successfully combine their respective businesses in a manner that permits these benefits to be realized. In addition, the combined company must achieve the anticipated growth without adversely affecting current revenues and investments in future growth. If the combined company is not able to successfully achieve these objectives, the anticipated benefits of the Merger may not be realized fully, or at all, or may take longer to realize than expected.

An inability to realize the full extent of the anticipated benefits of the Merger and the other transactions contemplated by the Merger Agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, level of expenses and operating results of the combined company, which may adversely affect the value of the common stock of the combined company.
In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual growth and any potential cost savings, if achieved, may be lower than what BBBY and TBHC expect and may take longer to achieve than anticipated. If BBBY and TBHC are not able to adequately address integration challenges, they may be unable to successfully integrate their operations or realize the anticipated benefits of the integration of the two companies.
The failure to successfully integrate the businesses and operations of BBBY and TBHC in the expected time frame may adversely affect the combined company’s future results.
BBBY and TBHC have operated and, until the completion of the Merger, will continue to operate independently. There can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key BBBY or TBHC employees, the loss of customers, the disruption of either company’s or both companies’ ongoing businesses, inconsistencies in standards, controls, procedures and policies, unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, the following issues, among others, must be addressed in integrating the operations of BBBY and TBHC in order to realize the anticipated benefits of the Merger so the combined company performs as expected:
•	combining the companies’ operations and corporate functions;
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combining the businesses of BBBY and TBHC and meeting the capital requirements of the combined company, in a manner that permits the combined company to achieve any cost savings or other synergies anticipated to result from the Merger, the failure of which would result in the anticipated benefits of the Merger not being realized in the time frame currently anticipated or at all;

•	integrating the companies’ technologies and technologies licensed from third parties;
•	integrating and unifying the offerings and services available to customers;
•	identifying and eliminating redundant and underperforming functions and assets;
•	harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;
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maintaining existing agreements with customers, suppliers, distributors and vendors, avoiding delays in entering into new agreements with prospective customers, suppliers, distributors and vendors, and leveraging relationships with such third parties for the benefit of the combined company;

•	addressing possible differences in business backgrounds, corporate cultures and management philosophies;
•	consolidating the companies’ administrative and information technology infrastructure;
•	coordinating distribution and marketing efforts;
•	managing the movement of certain positions to different locations;
•	coordinating geographically dispersed organizations; and
•	effecting actions that may be required in connection with obtaining regulatory or other governmental approvals and consents.
In addition, at times the attention of certain members of BBBY’s and TBHC’s management and each company’s respective resources may be focused on completion of the Merger and the integration of the businesses of the two companies and diverted from day-to-day business operations or other opportunities that may have been beneficial to such company, which may disrupt each company’s ongoing business and the business of the combined company.

The combined company may not be able to retain customers, which could have an adverse effect on the combined company’s business and operations. Third parties may terminate or alter existing contracts or relationships with BBBY or TBHC.
As a result of the Merger, the combined company may experience impacts on relationships with customers that may harm the combined company’s business and results of operations. Certain customers may no longer desire to do business with the combined company following the Merger. There can be no guarantee that customers will remain with or continue to have a relationship with the combined company following the Merger. If any customers stop doing business with the combined company, then the combined company’s business and results of operations may be harmed.
BBBY and TBHC also have contracts with landlords, licensors and other business partners which may require BBBY or TBHC, as applicable, to obtain consent from these other parties in connection with the Merger, or which may otherwise contain limitations applicable to such contracts following the Merger. If these consents cannot be obtained, the combined company may suffer a loss of potential future revenue, incur costs and lose rights that may be material to the combined company’s business. In addition, third parties with whom BBBY or TBHC currently have relationships may terminate or otherwise reduce the scope of their relationship with either party in anticipation of the Merger. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the Merger. The adverse effect of any such disruptions could also be exacerbated by a delay in the completion of the Merger or by a termination of the Merger Agreement.
The combined company may be exposed to increased litigation, which could have an adverse effect on the combined company’s business and operations.
The combined company may be exposed to increased litigation from shareholders, customers, suppliers, distributors, consumers and other third parties due to the combination of BBBY’s and TBHC’s businesses following the Merger. Such litigation may have an adverse impact on the combined company’s business and results of operations or may cause disruptions to the combined company’s operations.
Declaration, payment and amounts of dividends, if any, distributed to shareholders of the combined company will be uncertain.
BBBY has not historically paid cash dividends on the BBBY Common Stock. TBHC has not declared or paid cash dividends on the TBHC Common Stock since its 2015 fiscal year. Whether any dividends are declared or paid to shareholders of the combined company, and the amounts of any such dividends that are declared or paid, are uncertain and depend on a number of factors. The BBBY Board will have the discretion to determine the dividend policy of the combined company, including the amount and timing of dividends, if any, that the combined company may declare from time to time, which may be impacted by any of the following factors:
•	the combined company may not have enough cash to pay such dividends or to repurchase shares due to its cash requirements, capital spending plans, cash flow or financial position;
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decisions on whether, when and in what amounts to make any future distributions will remain at all times entirely at the discretion of the BBBY Board, which could change its dividend practices at any time and for any reason;

•	the amount of dividends that the combined company may distribute to its stockholders is subject to restrictions under Delaware law; and
•	certain limitations on the amount of dividends subsidiaries of the combined company can distribute to the combined company, as imposed by state law, regulators or agreements.
Shareholders should be aware that they have no contractual or other legal right to dividends that have not been declared.
Risks Related to TBHC’s Liquidity
Insufficient cash flows from operations could result in the substantial utilization of TBHC’s secured revolving credit facility, or similar financing, which may limit TBHC’s ability to conduct certain activities.
TBHC is dependent upon generating sufficient cash flows from operations to fund its obligations and strategic investments. TBHC maintains a secured revolving credit facility to enable us to acquire merchandise, to fund working capital requirements and to support standby letters of credit. Borrowings under the secured revolving credit facility are subject to a borrowing base calculation consisting of a percentage of certain of TBHC’s eligible assets and are subject to advance rates, appraisals, and commercially reasonable reserves. Substantial utilization of the available borrowing base will result in various restrictions, including restrictions on the ability to repurchase TBHC Common Stock or pay dividends and an increase in the lender’s control over TBHC’s cash accounts. TBHC’s revolving credit facility and the BBBY Credit Agreement contain a number of affirmative and restrictive covenants that may also limit TBHC’s actions. Continued negative cash flows from operations could result in increased borrowings under TBHC’s revolving credit facility to fund operational needs, increased utilization of letters of credit and greater dependence on the availability of the revolving credit facility. These actions could result in TBHC being subject to increased restrictions, incurring increased interest expense and increasing TBHC’s leverage.
TBHC could be required to refinance its debt before it matures or need to obtain additional financing and there is no assurance that TBHC will be able to refinance its debt on acceptable terms or obtain additional financing.
TBHC’s ability to refinance each of its agreements governing indebtedness on acceptable terms will be dependent upon a number of factors, including degree of leverage, future operating performance, the value of TBHC’s assets, borrowing restrictions which may be imposed by lenders and conditions in the credit markets at the time TBHC refinances. High interest rates may make future refinancing more difficult to obtain on favorable terms. In addition, although TBHC has previously been successful in negotiating amendments to its revolving credit facility and in securing additional financing, TBHC may be unsuccessful in negotiating any further amendments or modifications to the agreements governing TBHC’s indebtedness or obtaining additional financing as deemed necessary. To the extent TBHC is unable to refinance its debt or obtain additional financing on acceptable terms, TBHC may be forced to choose from a number of unfavorable options, including agreeing to otherwise unfavorable financing terms or defaulting and allowing lenders to foreclose. Any one of these options could have a material adverse effect on TBHC’s business, financial condition, results of operations and TBHC’s ability to make distributions to its shareholders.
TBHC’s indebtedness could adversely affect its financial flexibility and its strategic initiatives.
As of January 28, 2026, TBHC had $16.0 million of outstanding debt and $5.8 million of outstanding letters of credit under its revolving credit facility with $8.2 million available for borrowing, after the minimum required excess availability covenant, and $33.7 million in term loans to BBBY with $10.0 million available under the BBBY Delayed Draw Term Loan Commitments, which may be funded at BBBY’s discretion. TBHC’s level of indebtedness increases the risk that it may be unable to generate cash sufficient to pay amounts due in respect of its indebtedness. TBHC’s indebtedness could have other important consequences and effects on its business, such as increasing its vulnerability to adverse changes in general economic, industry and competitive conditions, require TBHC to dedicate a substantial portion of its cash flow from operations to make payments on its indebtedness, thereby reducing the availability of TBHC’s cash flow to fund working capital, capital expenditures and other general corporate purposes, limit flexibility in planning for, or reacting to, changes in TBHC’s business and the industry in which it operates, restrict TBHC from executing its multi-brand strategy, make it more difficult to satisfy financial obligations, including payments on indebtedness, place TBHC at a disadvantage compared to its competitors that have less debt and limit TBHC’s ability to borrow additional funds for working capital and the execution of its business strategy.
To service TBHC’s debt and pay other obligations, TBHC will require a significant amount of cash, which may not be available.
TBHC’s ability to make payments on, repay or refinance debt and any future debt TBHC may incur, and to fund planned capital expenditures will depend largely upon future operating performance and TBHC’s ability to generate cash from operations. TBHC’s future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. In addition, TBHC’s ability to borrow funds in the future to make payments on its debt and other obligations will depend on the satisfaction of the covenants and financial ratios in TBHC’s secured revolving credit facility and other debt agreements, including other agreements TBHC may enter into in the future. TBHC’s business may not generate sufficient cash flow from operations, or TBHC may not have future borrowings available under its credit facility or from other sources in an amount sufficient to enable TBHC to pay debt or to fund other liquidity needs.
If TBHC does not generate sufficient cash flow from operations, TBHC may not be able to implement its strategic initiatives and fund its obligations.
The ability to execute TBHC’s strategic initiatives, including TBHC’s financial turnaround strategy, will depend on, among other factors, the availability of adequate capital, which in turn will depend in large part on cash flow generated by TBHC’s business and the availability of equity and debt capital. The cost of improving TBHC’s omni-channel capabilities including increasing online conversion, closing or relocating underperforming stores, remodeling existing stores and opening new stores will increase in the future compared to historical costs. There can be no assurance that TBHC’s business will generate adequate cash flow or that TBHC will be able to obtain equity or debt capital on acceptable terms, or at all. Moreover, TBHC’s revolving credit facility contains provisions that restrict the amount of debt TBHC may incur in the future. In addition, TBHC’s liquidity position may limit its ability to negotiate or obtain store leases on favorable terms. If TBHC is not successful in obtaining sufficient capital, it may be unable to improve profitability online and in stores, which may adversely affect its business strategy. There can be no assurances that TBHC will have sufficient cash flow from operations or adequate capital to achieve its plans for improving in-store and online profitability.
TBHC’s independent registered public accounting firm’s report for the year ended February 1, 2025 includes an explanatory paragraph as to TBHC’s ability to continue as a going concern.
Due to the uncertainty of TBHC’s ability to meet its current operating and capital expenses, in TBHC’s audited annual financial statements as of and for the year ended February 1, 2025, its independent registered public accounting firm included a description within TBHC’s financial statements related to its ability to continue as a going concern. TBHC’s ability to continue as a going concern is dependent on its capacity to (i) improve operating results and liquidity through improved profitability, (ii) reduce operating costs and (iii) obtain additional financing under acceptable terms, if at all. The presence of the going concern description in TBHC’s financial statements may have an adverse impact on the relationships TBHC is developing and plan to develop with third parties as TBHC continues to operate its business and source its products and could make it challenging and difficult for TBHC to raise additional financing, all of which could have a material adverse impact on TBHC’s business and prospects and result in a significant or complete loss of your investment.
TBHC’s conclusion that substantial doubt exists about its ability to continue as a going concern requires an explanatory paragraph in the report of TBHC’s independent registered public accounting firm on its accompanying financial statements for the fiscal year ended February 1, 2025, which results in a violation of affirmative covenants under TBHC’s revolving credit facility and the BBBY Credit Agreement. If TBHC is unable to obtain a waiver from its lenders, TBHC’s lenders could instruct the administrative agent under such credit facilities to exercise available remedies including, declaring the principal of and accrued interest on all outstanding indebtedness immediately due and payable and terminating all remaining commitments and obligations under the credit facilities. Although the lenders under TBHC’s credit facilities may waive the defaults or forbear the exercise of remedies, the lenders are not obligated to do so. Failure to obtain such waivers would have a material adverse effect on the liquidity, financial condition and results of operations and may result in filing a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in order to implement a restructuring plan.
Risks Related to TBHC’s Strategic Partnership with BBBY
TBHC might not be able to obtain various synergies as contemplated in the Collaboration Agreement.
TBHC’s ability to obtain the various synergies envisioned in the Collaboration Agreement is dependent on successfully identifying, developing and implementing plans and initiatives intended to drive such synergies. If such plans and initiatives are not properly identified, developed and successfully executed, or if execution or realization of positive synergies takes longer than expected, TBHC’s financial condition and results of operations could be adversely affected. There can be no assurance that TBHC will be able to successfully open and operate Bed Bath & Beyond Home, Bed Bath & Beyond, buybuy BABY or Overstock retail stores under the Trademark License Agreement, which grants TBHC the exclusive license to operate small format, neighborhood brick-and-mortar stores under licensed BBBY-owned trademarks. If TBHC does open and operate the stores, there can be no assurance that they will be profitable. The success of TBHC’s plans and initiatives is subject to risks and uncertainties with respect to execution, market conditions, customer acceptance and other factors that may cause actual results, performance or achievements to differ materially, and adversely, from its plans or expected results.
In addition, TBHC’s ability to successfully market its products to BBBY’s customers and to grow its customer base might not be successful. TBHC can provide no assurance that it can realize additional opportunities for growth and innovation through this partnership. Further, TBHC could lose current customers because of this partnership by alienating its current customer base, which could negatively impact TBHC’s operating performance.

There might be unintended and unanticipated negative side effects related to the BBBY strategic partnership.
The strategic partnership with BBBY could have a negative impact on TBHC’s business relationships, operating results and business, generally. The partnership could divert management’s attention from ongoing TBHC business operations. Also, there could be unexpected costs, charges or expenses resulting from the partnership. Finally, there could be potential litigation relating to the strategic partnership against TBHC or TBHC’s directors, managers or officers, including the effects of any outcomes related thereto. Any one of these risks could negatively impact TBHC’s operating performance and liquidity.
Risks Related to TBHC’s Strategy and Strategy Execution
If TBHC fails to identify, develop and successfully implement its short-term and long-term strategic initiatives, its financial performance could be negatively impacted.
TBHC’s ability to execute its brand strategy and to deliver improved financial performance is dependent on successfully identifying, developing and implementing plans and initiatives intended to drive sustainable, increased financial performance, including, but not limited to, its efforts to improve or eliminate underperforming stores, optimize e-commerce performance through stock keeping unit (“SKU”) rationalization, expanding product categories with larger average order values and leveraging its collaboration with BBBY to enhance site experience and improve conversion, expand the Kirkland’s Home name through private label distribution across its collective family of omni-channel brands and open and profitably operate Bed Bath & Beyond, buybuy BABY or Overstock stores. If such plans and initiatives are not properly identified, developed and successfully executed, or if execution or realization of positive results takes longer than expected, TBHC’s financial condition and results of operations could be adversely affected. The success of TBHC’s plans and initiatives is subject to risks and uncertainties with respect to execution, market conditions and other factors that may cause actual results, performance or achievements to differ materially, and adversely, from its plans and expected results.
If TBHC is unable to successfully maintain, improve and grow a profitable, best-in-class omni-channel experience for its customers, it could adversely affect TBHC’s sales, results of operations and reputation.
As consumers continue to migrate online, TBHC face pressures to stay relevant in retail’s ever-changing environment and to compete with other omni-channel retailers, online-only retailers and retailers with only stores. TBHC continues to invest in TBHC’s omni-channel capabilities to provide a seamless and engaging shopping experience between its store locations and its online and mobile environments. Insufficient, untimely or misguided investments in this area could significantly impact TBHC’s profitability and growth and affect its ability to attract new customers, as well as maintain its existing ones. In addition, declining customer store traffic and migration of sales from stores to digital platforms could enhance these risks due to increased reliance on TBHC’s omni-channel capabilities and could lead to restructuring and other costs that could adversely impact its results of operations and cash flows.
TBHC’s business has evolved from an in-store experience to interactions with customers across multiple channels including in-store, online, mobile and social media, among others. TBHC’s customers are using computers, tablets, mobile phones and other devices to shop on TBHC’s website and provide feedback and public commentary about all aspects of its business. Omni-channel retailing is rapidly evolving, and TBHC must keep pace with changing customer expectations and new developments and technology investments by its competitors.
Successful operation of TBHC’s e-commerce initiatives are dependent on TBHC’s ability to maintain uninterrupted availability of TBHC’s website and supporting applications, adequate and accurate inventory levels of margin positive products, timely fulfillment of customer orders, accurate shipping of undamaged products at acceptable shipping rates, and coordination of those activities within TBHC’s stores when appropriate. Maintenance of TBHC’s website requires substantial development and maintenance efforts, and entails significant technical and business risks. To remain competitive, TBHC must continue to enhance and improve the responsiveness, functionality and features of its website. The sale of products through e-commerce is characterized by rapid technological change, the emergence of new industry standards and practices and changes in customer requirements and preferences. Therefore, TBHC may be required to license emerging technologies, enhance its existing website, develop new services and technology that address the increasingly sophisticated and varied needs of its current and prospective customers, and adapt to technological advances and emerging industry and regulatory standards and practices in a cost-effective and timely manner. TBHC’s ability to remain technologically competitive may require substantial expenditures and lead time, and TBHC’s failure to do so may harm its business and results of operations.

If TBHC is unable to attract and retain technical employees or contract with third parties having the specialized skills needed to support TBHC’s omni-channel efforts, TBHC might not be able to implement improvements to its customer-facing technology in a timely manner or provide a convenient and consistent experience for its customers, which could negatively affect its operations. In addition, if www.kirklands.com and TBHC’s other customer-facing technology systems do not appeal to its customers or reliably function as designed, TBHC may experience a loss of customer confidence, loss of sales or be exposed to fraudulent purchases, which, if significant, could adversely affect its reputation and results of operations. Moreover, to make available TBHC’s omni-channel platform, TBHC relies on various technology systems and services, some of which are provided and managed by third-party service providers. To the extent such third-party components do not perform or function as anticipated, such failure can significantly interfere in TBHC’s ability to meet its customers’ changing expectations.
If TBHC is unable to profitably operate its existing stores, TBHC may not be able to execute its business strategy, resulting in a decrease in net sales and profitability.
A key element of TBHC’s strategy is to operate profitable stores, both in existing markets and in new geographic markets that TBHC selects based on customer data and demographics. TBHC’s ability to improve, close or relocate underperforming stores and open profitable Bed Bath & Beyond, buybuy BABY or Overstock stores depends on a number of factors, including the prevailing conditions in the commercial real estate market, TBHC’s ability to locate favorable store sites and negotiate acceptable lease terms, and hire and train skilled managers and personnel. There can be no assurance that TBHC will be able to relocate and/or open stores. Furthermore, there is no assurance that existing stores will generate the net sales levels necessary to achieve store-level profitability. Also, any stores that TBHC opens in its existing markets may draw customers away from its existing stores, resulting in lower net sales growth compared to stores opened in new markets.
TBHC’s stores face great competition and could have lower than anticipated net sales volumes. Traffic decline to TBHC’s stores could negatively impact operating results. Stores located in areas where TBHC is less well-known, and where TBHC is less familiar with the target customer, may face different or additional risks and increased marketing and other costs compared to stores operated in well-established existing markets. These factors may reduce TBHC’s average store contribution and operating margins. If TBHC is unable to profitability operate its existing stores, close underperforming stores or convert underperforming stores to a more margin accretive brand, TBHC’s net income could suffer.
Every year TBHC decides to close certain stores based on a number of factors, including, but not limited to, excessive rent or other operating cost increases, inadequate profitability, short term leases, or the landlord’s ability to replace TBHC with another tenant at more favorable terms to the landlord. Store closings have the effect of reducing net sales. TBHC may choose to close underperforming stores before lease expiration and incur termination costs associated with those closings. If TBHC is not able to increase online sales at a pace that exceeds the closing of existing underperforming stores, or transfer customers from closing stores to a nearby existing store, TBHC’s revenue could decrease.
If TBHC’s store strategy, including negotiating lease occupancy costs with landlords, does not go as planned and/or TBHC is unable to transfer these existing store customers to other nearby stores or to online sales, TBHC’s revenue and profitability could decrease, and results of operations could suffer.
TBHC may not be able to successfully anticipate consumer trends, and its failure to do so may lead to loss of consumer acceptance of its products, resulting in reduced net sales, higher inventory and higher inventory markdowns.
TBHC’s success depends on its ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. While TBHC devotes considerable effort and resources to shape, analyze and respond to consumer preferences, consumer spending patterns and preferences cannot be predicted with certainty and can change rapidly. TBHC’s product introductions and product improvements, along with its other marketplace initiatives, are designed to capitalize on consumer trends. In order to remain successful, TBHC must anticipate and react to these trends and develop new products or processes to address them. If TBHC fails to identify and respond to emerging trends, consumer acceptance of the merchandise in its stores and its image with its customers may be harmed, which could reduce customer traffic in its stores and materially adversely affect its net sales.
Additionally, if TBHC misjudges market trends, it may significantly overstock unpopular products and be forced to take significant inventory markdowns, which would have a negative impact on its gross profit and cash flow.

Conversely, shortages of items that prove popular could result in missed sales. In addition, a major shift in consumer demand away from home décor could also have a material adverse effect on TBHC’s business, results of operations and financial condition.
TBHC’s success depends upon its marketing, advertising and promotional efforts, and customer loyalty programs. If TBHC is unable to implement them successfully, or if its competitors market, advertise or promote more effectively than it does, TBHC’s revenue may be adversely affected.
TBHC uses marketing, promotional and loyalty programs to attract customers to its stores and to encourage purchases by its customers online. TBHC uses various media for its promotional efforts, including customer-targeted direct mail and email communications, as well as various digital and social media initiatives. If TBHC fails to choose the appropriate medium for its efforts, or fail to implement and execute loyalty programs or marketing opportunities, TBHC’s competitors may be able to attract some of its customers.
If TBHC’s competitors increase their spending on advertising and promotions, if TBHC’s advertising, media or marketing expenses increase, if TBHC’s loyalty program or advertising and promotions become less effective than those of its competitors, or if TBHC does not adequately leverage technology and data analytic capabilities needed to generate concise competitive insight, TBHC could experience a material adverse effect on its results of operations. A failure to sufficiently innovate, develop customer loyalty programs, or maintain adequate and effective advertising could inhibit TBHC’s ability to maintain brand relevance and drive increased sales.
TBHC’s loyalty program offers customer incentives, which include earning points that are converted to reward dollars that can be redeemed on future purchases, in addition to other bonus offers. If TBHC’s customers do not respond positively to this program or if the program costs more than anticipated in reward redemptions, TBHC’s financial results could be adversely impacted.
Risks Related to TBHC’s Competition
TBHC faces an extremely competitive specialty retail business market, and such competition could result in a reduction of its prices and a loss of its market share.
The retail market is a highly competitive market. Accordingly, TBHC competes against a diverse group of retailers, including specialty stores, department stores, discount stores, and catalog and internet-based retailers, which sell similar lines of merchandise to those carried by TBHC. The substantial sales growth in the e-commerce industry within the last decade has encouraged the entry of many new competitors, including discount retailers selling similar products at reduced prices, new business models, and an increase in competition from established companies, many of whom are willing to spend significant funds and/or reduce pricing in order to gain market share. TBHC’s competitors, many of which are larger and have substantially greater financial and other resources than TBHC, include HomeGoods, HomeSense, Walmart, World Market, Crate & Barrel, Williams-Sonoma, Inc., Hobby Lobby, At Home, Target, eBay, Amazon and Wayfair. TBHC’s stores and its www.kirklands.com website also compete with the ever-increasing number of internet retail websites offering home décor merchandise. The availability of home décor merchandise from various competitors on the internet could result in increased price competition as TBHC’s customers are more readily able to comparison shop, which could reduce TBHC’s sales, prices and margins and adversely affect TBHC’s results of operations. Further, unanticipated changes in pricing or other practices of TBHC’s competitors, including promotional activity, such as thresholds for free shipping and rapid price fluctuation enabled by technology, may adversely affect TBHC’s performance.
Several of TBHC’s competitors have greater financial, distribution, logistics, marketing and other resources available to them, and they may also be able to adapt to changes in customer requirements more quickly, devote greater resources to the design, sourcing, distribution, marketing and sale of their products, generate greater national brand recognition or adopt more aggressive pricing policies. TBHC’s competitors may also be able to increase sales in their new and existing markets faster than TBHC does by emphasizing different distribution channels than TBHC does.
If TBHC is unable to overcome these potential competitive disadvantages, such factors could have an adverse effect on its business, financial condition and results of operations.

Risks Related to TBHC’s Reputation
TBHC’s results could be negatively impacted if its merchandise offering suffers a substantial impediment to its reputation due to real or perceived quality issues.
Maintaining, promoting and growing TBHC’s merchandise offering will depend largely on the success of TBHC’s design, merchandising, and marketing efforts and its ability to provide a consistent, high-quality customer experience. If TBHC fails to achieve these objectives, its public image and reputation could be tarnished by negative publicity.
If TBHC’s merchandise offerings do not meet applicable safety standards or customer expectations regarding safety, TBHC could experience lost sales and increased costs and be exposed to legal and reputational risk. All of TBHC’s vendors must comply with applicable product safety laws, and TBHC is dependent on them to ensure that the products TBHC buys comply with all safety standards. Events that give rise to actual, potential or perceived product safety concerns with respect to TBHC’s products could expose TBHC to government enforcement action or private litigation and result in costly product recalls and other liabilities. In addition, negative customer perceptions regarding the safety of the products TBHC sells could cause TBHC’s customers to seek alternative sources for their needs, resulting in lost sales. In those circumstances, it may be difficult and costly for TBHC to regain customer confidence.
If TBHC fails to maintain a positive social media brand perception, it could have a negative impact on its operations, financial results and reputation.
Maintaining a good reputation is critical to TBHC’s business. Social media has increased the risk that TBHC’s reputation could be negatively impacted in a short amount of time. If TBHC is unable to quickly and effectively respond to occurrences of negative publicity through social media or otherwise, TBHC may suffer declines in customer loyalty and traffic, vendor relationship issues, diversion of management’s time to respond and other adverse effects, all of which could negatively impact TBHC’s operations, financial results and reputation.
If TBHC or BBBY fail to protect TBHC’s brand name, competitors may adopt trade names that dilute the value of its brand name.
TBHC or BBBY may be unable or unwilling to strictly enforce TBHC’s trademarks or the Kirkland’s or Kirkland’s Home trademarks in each jurisdiction in which it does business. Also, TBHC or BBBY may not always be able to successfully enforce such trademarks against competitors or against challenges by others. A failure by TBHC or BBBY to successfully protect such trademarks could diminish the value and efficacy of TBHC’s brand recognition, harm its rebranding efforts and could cause customer confusion, which could, in turn, adversely affect TBHC’s sales and profitability.
TBHC’s business could be negatively impacted by corporate citizenship and sustainability matters.
There is an increased focus from U.S. and foreign governmental and nongovernmental authorities and from certain investors, customers, consumers, employees, and other stakeholders concerning corporate citizenship and sustainability matters. From time to time, TBHC announces certain initiatives, including goals regarding its focus areas, which include environmental matters, packaging and waste, responsible sourcing, social investments and inclusion and diversity. TBHC could fail, or be perceived to fail, in its achievement of such initiatives or goals, or TBHC could fail in accurately reporting its progress on such initiatives and goals. Such failures could be due to changes in TBHC’s business. Moreover, the standards by which citizenship and sustainability efforts and related matters are measured are developing and evolving, and certain areas are subject to assumptions, which could change over time. In addition, as the result of such heightened public focus on sustainability matters, TBHC may face increased pressure to provide expanded disclosure, make or expand commitments, set targets, or establish additional goals and take actions to meet such goals, in connection with such matters. TBHC could also be criticized for the scope of such initiatives or goals or perceived as not acting responsibly in connection with these matters. Any such matters, or related corporate citizenship and sustainability matters, could adversely affect TBHC’s business, results of operations, cash flows and financial condition.
Risks Related to New Legislation, Regulation and Litigation
Existing and new legal requirements could adversely affect TBHC’s operating results.
TBHC’s business is subject to numerous federal, state and local laws and regulations. TBHC routinely incurs costs in complying with these laws and regulations. TBHC is exposed to the risk that federal, state or local legislation may negatively impact its operations. Changes in product regulations (including changes in labeling or disclosure requirements), federal or state wage requirements including minimum wage requirements, employee rights (including changes in the process for TBHC’s employees to join a union), health care, social welfare or entitlement programs such as health insurance, paid leave programs, or other changes in workplace regulation or tax laws could adversely impact TBHC’s ability to achieve its financial targets. Changes in other regulatory areas, such as consumer credit, privacy and information security, or environmental regulation may result in significant added expenses or may require extensive system and operating changes that may be difficult to implement and/or could materially increase TBHC’s costs of doing business. Untimely compliance or noncompliance with applicable laws and regulations may subject TBHC to legal risk, including government enforcement action, significant fines and penalties and class action litigation, as well as reputational damage, which could adversely affect TBHC’s results of operations.
Greenhouse gases (“GHG”) may have an adverse effect on global temperatures, weather patterns, and the frequency and severity of extreme weather and natural disasters. Global climate change could result in certain types of natural disasters occurring more frequently or with more intense effects. Such events could make it difficult or impossible for TBHC to deliver products to its customers by creating delays and inefficiencies in its supply chain. Following an interruption to TBHC’s business, TBHC could require substantial recovery time, experience significant expenditures to resume operations, and lose significant sales. Further, concern over climate change, including global warming, has led to, and TBHC expects will continue to lead to, legislative and regulatory initiatives directed at limiting GHG emissions around the world. If domestic or international laws or regulations were expanded to require GHG emission reporting or reduction by TBHC or its third-party manufacturers, or if TBHC engages third-party contract manufacturers in countries that have existing GHG emission reporting or reduction laws or regulations, TBHC would need to expend financial and other resources to comply with such regulations and/or to monitor TBHC’s third-party manufacturers’ compliance with such regulations. In addition, TBHC cannot control the actions of its third-party manufacturers or the public’s perceptions of them, nor can it assure that these manufacturers will conduct their businesses using climate change proactive or sustainable practices. Violations of climate change laws or regulations by third parties with whom TBHC does business could result in negative public perception of TBHC and/or delays in shipments and receipt of goods and could subject TBHC to fines or other penalties, any of which could restrict TBHC’s business activities, increase its operating expenses or cause its sales to decline.
Additionally, TBHC’s products are subject to regulation of, and regulatory standards set by various governmental authorities with respect to quality and safety. These regulations and standards may change from time to time. TBHC’s inability to comply on a timely basis with regulatory requirements could result in significant fines or penalties, which could adversely affect TBHC’s reputation and sales. Issues with the quality and safety of merchandise TBHC sells, regardless of TBHC’s culpability, or customer concerns about such issues, could result in damage to TBHC’s reputation, lost sales, uninsured product liability claims or losses, merchandise recalls and increased costs.
The costs and other effects of new legal requirements or changes in existing legal requirements cannot be determined with certainty. Additional laws may directly or indirectly affect TBHC’s production, distribution, packaging, cost of raw materials or fuel, any of which could impact TBHC’s business and financial results. In addition, TBHC’s efforts to comply with existing or new legislation or regulations may increase TBHC’s costs.
TBHC’s business could suffer if a manufacturer fails to use acceptable labor and environmental practices.
TBHC does not control its vendors or the manufacturers that produce the products it buys from them, nor does it control the labor and environmental practices of its vendors and these manufacturers. The violation of labor, safety, environmental and/or other laws and standards by any of TBHC’s vendors or these manufacturers, or the divergence of the labor and environmental practices followed by any of its vendors or these manufacturers from those generally accepted as ethical in the United States, could interrupt, or otherwise disrupt, the shipment of finished products to TBHC or damage its reputation. Any of these, in turn, could have a material adverse effect on TBHC’s reputation, financial condition and results of operations. In that regard, most of the products TBHC sells are manufactured overseas, primarily in China, which may increase the risk that the labor and environmental practices followed by the manufacturers of these products may differ from those considered acceptable in the United States.
Product liability claims could adversely affect TBHC’s reputation.
Despite TBHC’s best efforts to ensure the quality and safety of the products it sells, TBHC may be subject to product liability claims from customers or penalties from government agencies relating to allegations that the products sold by TBHC are misbranded, contain contaminants or impermissible ingredients, provide inadequate instructions regarding their use or misuse, or include inadequate warnings concerning flammability or interactions with other substances. Such claims may result from tampering by unauthorized third parties, product contamination or spoilage, including the presence of foreign objects, substances, chemicals, other agents, or residues introduced during the growing, storage, handling and transportation phases. All of TBHC’s vendors and their products must comply with applicable product and safety laws. TBHC generally seeks contractual indemnification and insurance coverage from its suppliers. However, if TBHC does do not have adequate insurance or contractual indemnification available, such claims could have a material adverse effect on its business, financial condition and results of operation. TBHC’s ability to obtain indemnification from foreign suppliers may be hindered by the manufacturer’s lack of understanding of United States product liability or other laws, which may make it more likely that TBHC be required to respond to claims or complaints from customers as if it were the manufacturer of the products. Even with adequate insurance and indemnification, such claims could significantly damage TBHC’s reputation and consumer confidence in its products. TBHC’s litigation expenses could increase as well, which also could have a materially negative impact on TBHC’s results of operations even if a product liability claim is unsuccessful or is not fully pursued.
Litigation may adversely affect TBHC’s business, financial condition, results of operations or liquidity.
TBHC’s business is subject to the risk of litigation by employees, consumers, vendors, competitors, intellectual property rights holders, shareholders, government agencies and others through private actions, class actions, administrative proceedings, regulatory actions or other litigation means. The outcome of litigation, particularly class action lawsuits, regulatory actions and intellectual property claims, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to these lawsuits may remain unknown for substantial periods of time. In addition, certain of these lawsuits, if decided adversely to TBHC or settled by TBHC, may result in liability material to TBHC’s consolidated financial statements as a whole or may negatively affect TBHC’s operating results if changes to TBHC’s business operation are required. The cost to defend future litigation may be significant. There also may be adverse publicity associated with litigation that could negatively affect customer perception of TBHC’s business, regardless of whether the allegations are valid or whether TBHC is ultimately found liable. As a result, litigation may adversely affect TBHC’s business, financial condition, results of operations or liquidity.
Risks Associated with TBHC’s Vendors and Distribution
TBHC is dependent on foreign imports for a significant portion of its merchandise, and any changes in the trading relations and conditions between the United States and the relevant foreign countries may lead to a decline in inventory resulting in a decline in net sales, or an increase in the cost of sales resulting in reduced gross profit.
In fiscal 2025, approximately 49% of TBHC’s merchandise was purchased through vendors in the United States who either import merchandise from foreign countries or contract with domestic manufacturers, while approximately 51% of TBHC’s merchandise was directly sourced by TBHC from factories in foreign countries. TBHC is subject to the risks involved with relying on products manufactured abroad, particularly to the extent that their effects are passed through to TBHC by TBHC’s vendors or that those risks directly apply to TBHC. These risks include changes in import duties, quotas, loss of “most favored nation” trading status with the United States for a particular foreign country, work stoppages, delays in shipments, first cost price increases, freight cost increases, exchange rate fluctuations, terrorism, public health crises, war, economic uncertainties (including inflation, foreign government regulations and political unrest), trade restrictions (including the United States imposing anti-dumping or countervailing duty orders, safeguards, remedies or compensation and retaliation due to illegal foreign trade practices) and other factors relating to foreign trade, including costs and uncertainties associated with efforts to identify and disclose sources of “conflict minerals” used in products that TBHC causes to be manufactured and potential sell-through difficulties and reputational damage that may be associated with TBHC’s inability to determine that such products are classified as “DRC conflict-free.” If any of these or other factors were to cause a disruption of trade, from the countries in which the suppliers of TBHC’s vendors or its direct suppliers are located, TBHC’s inventory levels may be reduced, or the cost of its products may increase.
TBHC cannot predict the effect that future changes in economic or political conditions in foreign countries may have on its operations. Although TBHC believes that it could access alternative sources in the event of disruptions or delays in supply due to economic, political or health conditions in foreign countries, such disruptions or delays may adversely affect its results of operations unless and until alternative supply arrangements can be made. In addition, merchandise purchased from alternative sources may be of lesser quality or more expensive than the merchandise TBHC currently purchases abroad.

Countries from which TBHC or its vendors obtain these products may, from time to time, impose new or adjust prevailing quotas or other restrictions on exported products, and the United States may impose new duties, quotas and other restrictions on imported products. This could disrupt the supply of such products to TBHC and adversely affect its operations. The United States Congress periodically considers other restrictions on the importation of products obtained for TBHC. The cost of such products may increase for TBHC if applicable duties are raised or import quotas with respect to such products are imposed or made more restrictive.
Approximately 75% of TBHC’s fiscal 2025 merchandise purchases are products manufactured in China. TBHC has developed strategies to try to mitigate the impact of current and potential future tariffs, including collaborative efforts with TBHC’s vendor partners and raising retail prices. There can be no assurance that the imposed tariffs will not be increased, expanded or extended, or that the issues that led the Office of the U.S. Trade Representative to impose the tariffs will be resolved. The impact of these tariffs on current and future fiscal years could have a material adverse effect on TBHC’s cost of goods sold and results of operations.
TBHC continues to evaluate the impact of the currently effective tariffs, including potential future retaliatory tariffs, as well as other recent changes in foreign trade policy on TBHC’s supply chain, costs, sales and profitability. TBHC is working through strategies to mitigate such impact, including working with its vendors and merchants on pricing, raising consumer retail prices and delaying or resourcing purchases of inventory away from countries with the highest tariff rates. Delayed inventory purchases could also lead to inventory shortages impacting the proper timing of seasonal merchandise arriving in stores or online. At this time, it is unknown how long elevated U.S. tariffs on Chinese goods will remain in effect or whether additional tariffs on Chinese goods, or goods from other countries from which TBHC sources its products, will be imposed. The prolonged effect of tariffs on all countries that TBHC sources its products from or the imposition of additional tariffs or other trade barriers could increase TBHC’s costs in certain markets and may make it more difficult for TBHC to acquire, transport and sell its products in some markets or to some customers, which may result in declines in its sales, margins and operating results.
TBHC depends on a number of vendors to supply its merchandise, and any delay in merchandise deliveries from certain vendors may lead to a decline in inventory, which could result in a loss of net sales.
Any disruption in the supply or increase in pricing of TBHC’s merchandise could negatively impact TBHC’s ability to achieve anticipated operating results. TBHC purchases merchandise from approximately 220 vendors, with no vendor representing more than 14% of our purchases during fiscal 2025. Additionally, 69 core vendors accounted for approximately 90% of our merchandise purchases during fiscal 2025. Any disruption in the relationship with TBHC’s core vendors could negatively impact TBHC’s ability to achieve anticipated operating results.
Historically, TBHC has retained its vendors, and it has generally not experienced difficulty in obtaining desired merchandise from vendors on acceptable terms. However, TBHC’s arrangements with these vendors do not guarantee the availability of merchandise, establish guaranteed prices or provide for the continuation of particular pricing practices. TBHC’s current vendors may not continue to sell products to TBHC on current terms or at all, and TBHC may not be able to establish relationships with new vendors to ensure delivery of products in a timely manner or on terms acceptable to TBHC. In addition, a period of unfavorable financial performance may make it difficult for some of TBHC’s vendors to arrange for the financing or factoring of their orders with manufacturers, which could result in TBHC’s inability to obtain desired merchandise from those vendors. TBHC’s future success will depend upon its ability to maintain its existing vendor relationships or to develop new ones, especially as it relates to former BBBY vendors, to supply TBHC with national brand products for any of its future Bed Bath & Beyond, buybuy BABY and Overstock stores.
TBHC may not be able to acquire desired merchandise in sufficient quantities on terms acceptable to it in the future. Also, TBHC’s business would be adversely affected if there were delays in product shipments to TBHC due to shipping difficulties, strikes or other difficulties at TBHC’s principal transport providers or otherwise. TBHC has from time to time experienced delays of this nature. TBHC is also dependent on vendors for assuring the quality of merchandise supplied to TBHC. TBHC’s inability to acquire suitable merchandise in the future or the loss of one or more of its vendors and its failure to replace any one or more of them may harm its relationship with its customers resulting in a loss of net sales.
TBHC’s success is highly dependent on its planning and control processes and its supply chain, and any disruption in or failure to continue to improve these processes may result in a loss of net sales and net income.
An important part of TBHC’s efforts to achieve efficiencies, cost reductions and net sales growth is the continued identification and implementation of improvements to TBHC’s planning, logistical and distribution infrastructure and its supply chain, including merchandise ordering, transportation and receipt processing. In addition, recent increases in energy prices have resulted, and are expected to continue to result, in increased merchandise and freight costs, which cannot readily be offset through higher prices because of competitive factors.
The distribution of products to TBHC’s stores and directly to TBHC’s customers is coordinated through TBHC’s third-party west coast bypass operation, its distribution facility in Jackson, Tennessee and its third-party distribution center in Lancaster, Texas. TBHC depends on the orderly operation of these receiving and distribution facilities, which rely on adherence to shipping schedules and effective management. In 2023, TBHC closed its North Las Vegas, Nevada and Winchester, Virginia e-commerce order fulfillment centers to reduce fixed costs and consolidate its operations.
TBHC makes significant upgrades to its warehouse management software. If these changes or upgrades do not go smoothly or timely, then TBHC could face significant disruptions with its distribution process and incur excess costs related to the upgrades.
In addition, TBHC cannot assure that events beyond its control, such as disruptions due to fire or other catastrophic events, adverse weather conditions, labor disagreements or shipping problems, will not result in delays in the delivery of merchandise to its stores or directly to its customers. TBHC also cannot guarantee that its insurance will be sufficient, or that insurance proceeds will be timely paid to TBHC, in the event that any of its distribution facilities are shut down for any reason.
Any significant disruption in the operations of TBHC’s distribution facilities would have a material adverse effect on TBHC’s ability to maintain proper inventory levels in its stores and satisfy its online orders, which could result in a loss of net sales and net income.
TBHC’s freight costs and thus its cost of goods sold are impacted by changes in fuel prices.
TBHC’s freight cost is impacted by changes in fuel prices through surcharges. Fuel prices and surcharges affect freight costs with respect to both inbound freight from vendors to TBHC’s distribution centers and outbound freight from TBHC’s distribution centers to its stores. Increased fuel prices or surcharges may increase freight costs and thereby increase TBHC’s cost of goods sold.
Risks Related to TBHC’s Technology and Data Security
Failure to protect the integrity and security of individually identifiable data of TBHC’s customers and employees could expose TBHC to litigation and damage its reputation; the expansion of TBHC’s e-commerce business has inherent cybersecurity risks that may result in business disruptions.
TBHC receives and maintains certain personal information about its customers and employees in the ordinary course of business. TBHC’s use of this information is regulated at the international, federal and state levels, as well as by certain third parties with whom TBHC contracts for such services. If TBHC’s security and information systems are compromised or TBHC’s business associates fail to comply with these laws and regulations and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect TBHC’s reputation, as well as operations, results of operations, and financial condition and could result in litigation or the imposition of penalties. As privacy and information security laws and regulations change, TBHC may incur additional costs to ensure it remains in compliance. TBHC’s business requires collection of large volumes of internal and customer data, including credit card numbers and other personally identifiable information of its customers in various information systems and those of its service providers. The integrity and protection of customer, employee, and company data is critical to TBHC. If that data is inaccurate or incomplete, TBHC or the store employees could make faulty decisions. Customers and employees also have a high expectation that TBHC and its service providers will adequately protect their personal information. The regulatory environment surrounding information, security and privacy is also increasingly demanding. TBHC’s existing systems may be unable to satisfy changing regulatory requirements and employee and customer expectations, or may require significant additional investments or time to do so. Despite implementation of various measures designed to protect TBHC’s information systems and records, including those TBHC maintains with its service providers, TBHC may be subject to security breaches, system failures, viruses, operator error or inadvertent releases of data. A significant theft, loss, or fraudulent use of customer, employee, or company data maintained by TBHC or by a service provider or failure to comply with the various United States and international laws and regulations applicable to the protection of such data or with Payment Card Industry data security standards could adversely impact TBHC’s reputation and could result in remedial and other expenses, fines, or litigation. A breach in the security of TBHC’s information systems or those of its service providers could lead to an interruption in the operation of its systems, resulting in operational inefficiencies and a loss of profits.

Certain aspects of the business, particularly TBHC’s website, heavily depend on consumers entrusting personal financial information to be transmitted securely over public networks, which increases TBHC’s exposure to cybersecurity risks. TBHC invests considerable resources in protecting the personal information of its customers but is still subject to the risks of security breaches and cyber incidents resulting in unauthorized access to stored personal information. Any breach of TBHC’s cybersecurity measures could result in violation of privacy laws, potential litigation, and a loss of confidence in TBHC’s security measures, all of which could have a negative impact on TBHC’s financial results and its reputation. In addition, a privacy breach or other type of cybercrime or cybersecurity attack could cause TBHC to incur significant costs to restore the integrity of its system, could require the devotion of significant management resources, and could result in significant costs in government penalties and private litigation.
TBHC’s information technology is vulnerable to obsolescence, interruption and damage that could harm its business.
TBHC relies upon existing information systems for operating and monitoring all major aspects of TBHC’s business, including sales, warehousing, distribution, purchasing, inventory control, merchandise planning and replenishment, as well as various financial functions. These systems and TBHC’s operations are vulnerable to damage or interruption from fire, flood and other natural disasters, power loss, computer systems failures, internet and telecommunications or data network failures, operator negligence, improper operation by or supervision of employees, physical and electronic loss of data, misappropriation, computer viruses, malicious attacks and security breaches.
Any disruption in the operation of TBHC’s information technology, the loss of employees knowledgeable about such systems or TBHC’s failure to continue to effectively modify such systems could interrupt TBHC’s operations or interfere with TBHC’s ability to monitor inventory or process customer transactions, which could result in reduced net sales and affect TBHC’s operations and financial performance. TBHC also needs to ensure that its systems are consistently adequate to handle our anticipated growth and are upgraded, as necessary, to meet TBHC’s needs. The cost of any such technology upgrades or enhancements could be significant. If TBHC’s systems are damaged or fail to function properly, TBHC may incur substantial costs to repair or replace them, and may experience loss of critical data and interruptions or delays in TBHC’s ability to manage inventories or process customer transactions, which could adversely affect TBHC’s results of operations.
TBHC also relies heavily on its information technology employees. Failure to meet these staffing needs may negatively affect TBHC’s ability to fulfill its technology initiatives, while impacting TBHC’s ability to maintain its existing systems. TBHC relies on certain vendors to maintain and periodically upgrade many of these systems. The software programs supporting many of TBHC’s systems were licensed to TBHC by independent software developers. The inability of these developers or TBHC to continue to maintain and upgrade these systems and software programs could disrupt or reduce the efficiency of TBHC’s operations if TBHC is unable to convert to alternate systems in an efficient and timely manner. In addition, costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology, or with maintenance or adequate support of existing systems, could also disrupt or reduce the efficiency of TBHC’s operations.
Risks Related to TBHC’s Governance
TBHC’s charter and bylaw provisions and certain provisions of Tennessee law may make it difficult in some respects to cause a change in control of TBHC and replace incumbent management.
TBHC’s charter authorizes the issuance of “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by the TBHC Board. Accordingly, the TBHC Board is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could materially adversely affect the voting power or other rights of the holders of TBHC Common Stock. Holders of TBHC Common Stock do not have preemptive rights to subscribe for a pro rata portion of any capital stock that may be issued by TBHC. In the event of issuance, such preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of TBHC.
TBHC’s charter and bylaws contain certain corporate governance provisions that may make it more difficult to challenge management, deter and inhibit unsolicited changes in control of TBHC and have the effect of depriving its shareholders of an opportunity to receive a premium over the prevailing market price of TBHC Common Stock in the event of an attempted hostile takeover. First, the TBHC charter and bylaws do not generally permit shareholders to call, or require that the board of directors call, a special meeting of shareholders. The TBHC charter and bylaws also limit the business permitted to be conducted at any such special meeting. In addition, Tennessee law permits action to be taken by the shareholders by written consent only if the action is consented to by holders of the number of shares required to authorize shareholder action and if all shareholders entitled to vote are parties to the written consent. Second, the TBHC bylaws establish an advance notice procedure for shareholders to nominate candidates for election as directors or to bring other business before meetings of the shareholders. Only those shareholder nominees who are nominated in accordance with this procedure are eligible for election as directors of TBHC, and only such shareholder proposals may be considered at a meeting of shareholders as have been presented to TBHC in accordance with the procedure. Finally, the TBHC charter provides that the amendment or repeal of any of the foregoing provisions of the TBHC charter mentioned previously in this paragraph requires the affirmative vote of at least 80% of the voting power of all outstanding capital stock entitled to vote (the “Voting Power”). In addition, the TBHC bylaws provide that the amendment or repeal by shareholders of any bylaws made by the TBHC Board requires the affirmative vote of at least 80% of the Voting Power.
Furthermore, TBHC is subject to certain provisions of Tennessee law, including certain Tennessee corporate takeover acts that are, or may be, applicable to TBHC. These acts, which include the Investor Protection Act, the Business Combination Act and the Tennessee Greenmail Act, seek to limit the parameters in which certain business combinations and share exchanges occur. The TBHC charter, bylaws and Tennessee law provisions may have an anti-takeover effect, including possibly discouraging takeover attempts that might result in a premium over the market price for TBHC Common Stock.
Risks Related to TBHC’s Human Capital
TBHC depends on key personnel, and, if TBHC loses the services of any member of our senior management team, it may not be able to run our business effectively.
TBHC has benefited from the leadership and performance of its senior management team. TBHC’s success will depend on its ability to retain current senior management members and to attract and retain qualified personnel in the future. Competition for senior management personnel is intense, and there can be no assurances that TBHC will be able to retain our personnel. Additionally, any failure by TBHC to manage a successful leadership transition of an executive officer and to timely identify a qualified permanent replacement could harm TBHC’s business and have a material adverse effect on its results of operations. There can also be no assurance that a reduced or less qualified executive team can suitably perform operational responsibilities.
TBHC’s business depends upon hiring, training and retaining qualified employees.
The success of TBHC’s strategic plans is dependent on its ability to promote and recruit a sufficient number of quality employees in stores, distribution centers and corporate headquarters. TBHC’s workforce costs represent TBHC’s largest operating expense, and TBHC’s business is subject to employment laws and regulations, including requirements related to minimum wage and benefits. In addition, the implementation of potential regulatory changes relating to overtime exemptions and benefits for certain employees under federal and state laws could result in increased labor costs to TBHC’s business and negatively impact its operating results. TBHC cannot be assured that it can continue to hire, train and retain qualified employees at current wage rates since TBHC operates in a competitive labor market, and there is a risk of market increases in compensation.
The success of TBHC’s store strategy depends on its ability to hire, train and retain qualified district managers, store managers and sales associates to support TBHC’s stores. In addition, the time and effort required to train and supervise a large number of new managers and associates due to seasonal hiring practices or excessive turnover may divert resources from existing stores and adversely affect TBHC’s operating and financial performance.
TBHC also depends on hiring qualified personnel at its distribution centers, especially during its peak season in the third and fourth quarters leading up to the holiday selling season. Not being able to hire or find temporary qualified help during this season, could lead to bottlenecks in the supply chain and products not arriving timely in stores or directly to customer homes, which could negatively impact sales.
Low unemployment rates in the United States, rising wages and competition for qualified talent could result in the failure to attract, motivate and retain personnel. This has resulted in higher employee costs, increased attrition and significant shifts in the labor market and employee expectations. TBHC may continue to face challenges in finding and retaining qualified personnel, which could have an adverse effect on results of operations, cash flows and financial condition.

Risks Related to Weather
Weather conditions could adversely affect TBHC’s sales and/or profitability by affecting consumer shopping patterns.
TBHC’s operating results may be adversely affected by severe or unexpected weather conditions. Adverse weather conditions or other extreme changes in the weather, including resulting electrical and technological failures, may disrupt TBHC’s business and may adversely affect its ability to sell and distribute products. Frequent or unusual snow, ice or rainstorms or extended periods of unseasonable temperatures in our markets could adversely affect TBHC’s performance by affecting customer shopping patterns or diminishing demand for seasonal merchandise. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could reduce demand for a portion of TBHC’s inventory and thereby reduce sales and profitability.
On May 20, 2025, a tornado impacted TBHC’s leased Jackson, Tennessee distribution center, causing damage to TBHC’s assets and disruptions to operations, particularly with respect to its e-commerce channel. TBHC maintains insurance policies to cover the repair or replacement of the assets that suffered loss or damage, and is working closely with its insurance carriers to ascertain the full amount of insurance proceeds, net of the deductible on the policies, due to TBHC as a result of the damages and the loss suffered. TBHC’s insurance policies also provide coverage for interruption to the business, including lost profits, and reimbursement for other expenses and costs that have been incurred relating to the damages and losses suffered. In the second quarter of 2025, TBHC incurred expenses of $2.0 million, net of insurance proceeds related to damages caused by the tornado, which included the write-off of damaged inventory which is included as a component of costs of sales in the condensed consolidated statement of operations for the period ended November 1, 2025, and freight to move product to temporary storage facilities and professional fees to secure and repair the site which is recorded as a component of other operating expenses in the condensed consolidated statement of operations. At this time, the full amount of combined property damage and business interruption costs and recoveries cannot be estimated, and accordingly, no additional amounts, including amounts for potential insurance recoveries, have been recorded as of November 1, 2025.
Risks Related to Macroeconomics
TBHC is exposed to the risk of natural disasters, pandemic outbreaks, global political events, war and terrorism that could disrupt its business and result in lower sales, increased operating costs and capital expenditures.
TBHC’s headquarters, store locations, distribution centers and warehouses, as well as certain of its vendors and customers, are located in areas that have been and could be subject to natural disasters such as floods, hurricanes, tornadoes, fires or earthquakes. In addition, TBHC operates in markets that may be susceptible to pandemic outbreaks, war, terrorist acts or disruptive global political events, such as civil unrest in countries in which TBHC’s vendors are located or products are manufactured. TBHC’s business may be harmed if its ability to sell and distribute products is impacted by any such events, any of which could influence customer trends and purchases and may negatively impact net sales, properties or operations. Such events could result in physical damage to one or more of TBHC’s properties, the temporary closure of some or all of our stores or distribution centers, the temporary lack of an adequate work force in a market, temporary or long-term disruption in the transport of goods, delay in the delivery of goods to TBHC’s distribution centers or stores, disruption of technology support or information systems, or fuel shortages or dramatic increases in fuel prices and shipping costs, which increase the cost of doing business. These events also can have indirect consequences such as increases in the costs of insurance if they result in significant loss of property or other insurable damage. Any of these factors, or a combination thereof, could adversely affect TBHC’s operations.
TBHC performance may be affected by general economic conditions.
TBHC’s performance is subject to worldwide economic conditions and their impact on levels of discretionary consumer spending. Some of the factors that have had, and may in the future have, an impact on discretionary consumer spending include national or global economic downturns, an increase in consumer debt (and a corresponding decrease in the availability of affordable consumer credit), reductions in net worth based on recent severe market declines, softness in the residential real estate and mortgage markets, changes in taxation, increases in fuel and energy prices, fluctuation in interest rates, low consumer confidence and other macroeconomic factors.
Specialty retail is a cyclical industry that is heavily dependent upon the overall level of consumer spending. Purchases of home décor and furnishings tend to be highly correlated with cycles in consumers’ disposable income and trends in the housing market. A weak retail environment could impact customer traffic in TBHC’s stores and also adversely affect net sales. Because of the seasonality of TBHC’s business, economic downturns or increased sourcing costs during the last quarter of TBHC’s fiscal year could adversely affect TBHC to a greater extent than if such downturns occurred at other times of the year. As purchases of home décor and furnishings may decline during recessionary periods, a prolonged recession, including any related decrease in consumers’ disposable incomes, may have a material adverse effect on TBHC’s business, financial condition and results of operations.
Should credit markets tighten or turmoil in the financial markets develop, TBHC’s ability to access funds, refinance existing indebtedness, enter into agreements for new indebtedness or obtain funding through the issuance of TBHC’s securities would be adversely impacted.
The impact of any such credit crisis or market turmoil on major suppliers cannot be accurately predicted. The inability of key suppliers to access liquidity, or the insolvency of key suppliers, could lead to their failure to deliver merchandise. Worsening economic conditions could also result in difficulties for financial institutions (including bank failures) and other parties with whom TBHC does business, which could potentially impair TBHC’s ability to access financing under existing arrangements or to otherwise recover amounts as they become due under other contractual arrangements.
TBHC’s profitability is vulnerable to inflation and cost increases.
Future increases in costs such as the cost of merchandise, shipping rates, freight costs, fuel costs and store occupancy costs may reduce TBHC’s profitability. These cost increases may be the result of inflationary pressures that could further reduce sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase cost of goods sold or operating expenses. Competitive pressures in TBHC’s industry may have the effect of inhibiting TBHC’s ability to reflect these increased costs in the prices of its products and therefore reduce profitability.
The market price for TBHC Common Stock might be volatile and could result in a decline in the value of your investment.
The price at which the TBHC Common Stock trades has been and is likely to continue to be highly volatile, and such volatility could expose us to securities class action litigation. The market price of the TBHC Common Stock could be subject to significant fluctuations in response to TBHC’s operating results, general trends and prospects for the retail industry, announcements by competitors, analyst recommendations, TBHC’s ability to meet or exceed analysts’ or investors’ expectations, the condition of the financial markets and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price of the TBHC Common Stock, notwithstanding TBHC’s actual operating performance.
Risks Related to TBHC’s Business and Operations
TBHC’s business is highly seasonal and our fourth quarter contributes to a disproportionate amount of net sales, net income and cash flow, and any factors negatively impacting TBHC during the fourth quarter could reduce net sales, net income and cash flow, leaving TBHC with excess inventory and making it more difficult for TBHC to have sufficient working capital or to finance its capital requirements.
TBHC has historically experienced, and expects to continue to experience, substantial seasonal fluctuations in net sales and operating results. TBHC believes this is the general pattern typical of its segment of the retail industry and expects that this pattern will continue in the future. Due to the importance of the fall selling season, which includes Thanksgiving and Christmas, the last quarter of TBHC’s fiscal year has historically contributed, and is expected to continue to contribute, a disproportionate amount of TBHC’s net sales, net income and cash flow for the entire fiscal year. Any factors negatively affecting TBHC during the last quarter of TBHC’s fiscal year, including unfavorable economic or weather conditions, could have a material adverse effect on TBHC’s financial condition and results of operations, reducing its cash flow, leaving TBHC with excess inventory and making it more difficult for TBHC to have sufficient working capital to continue operations during the first three quarters of the year or to finance capital requirements.
TBHC’s quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of store closings and openings, customer traffic changes, shifts in the timing of certain holidays and competition. Consequently, comparisons between quarters are not necessarily meaningful, and the results for any quarter are not necessarily indicative of future results.

Inventory loss and theft and the inability to anticipate inventory needs may result in reduced net sales.
TBHC is subject to the risk of inventory loss and theft. TBHC has experienced inventory shrinkage in the past, and cannot assure that incidences of inventory loss and theft will decrease in the future or that the measures TBHC is taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if TBHC was to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, TBHC’s financial condition could be affected adversely.
Efficient inventory management is a key component of TBHC’s business success and profitability. To be successful, TBHC must maintain sufficient inventory levels to meet customers’ demands without allowing those levels to increase to such an extent that the costs to store and hold the goods unduly impacts financial results. If TBHC’s buying decisions do not accurately predict customer trends or purchasing actions, TBHC may have to take unanticipated markdowns to dispose of the excess inventory, which also can adversely impact financial results. Though TBHC attempts to reduce these risks, TBHC cannot assure you that it will be successful in its inventory management, which may negatively impact TBHC’s cash flows and results of operations.
Failure to control merchandise returns could negatively impact TBHC’s business.
TBHC has established a provision for estimated merchandise returns based upon historical experience and other known factors. If actual returns are greater than those projected by management, additional reductions of revenue could be recorded in the future. Also, to the extent that returned merchandise is damaged, TBHC may not receive full retail value from the resale of the returned merchandise. Introductions of new merchandise, changes in merchandise mix, associate selling behavior, merchandise quality issues, changes to TBHC’s return policy, e-commerce return behavior, changes in consumer confidence, or other competitive and general economic conditions may cause actual returns to exceed the provision for estimated merchandise returns. An increase in merchandise returns that exceeds TBHC’s current provision could negatively impact the business and financial results.
Other Risk Factors
BBBY’s and TBHC’s businesses are and will be subject to the risks described above. In addition, BBBY is, and will continue to be, subject to the risks described in BBBY’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as such risks have been updated or supplemented in BBBY’s subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (excluding any information and exhibits furnished under Item 2.02 or 7.01 thereof), which are filed with the SEC and incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”

THE PARTIES TO THE MERGER
Bed Bath & Beyond, Inc.
433 W. Ascension Way, 3rd Floor
Murray, Utah 84123
(801) 947-3100
BBBY is an e-commerce expert with a singular focus: connecting consumers with products and services they love. As the owner of the iconic Bed Bath & Beyond, Overstock and buybuy BABY brands, as well as several other brands, BBBY strives to curate an exceptional online shopping experience. BBBY’s suite of premier online retail brands allow BBBY to offer a comprehensive array of products and services, catering to customers in the United States. BBBY’s e-commerce platform, accessible through its mobile app, www.bedbathandbeyond.com, and www.overstock.com (collectively referred to as the “Website”), serves as a gateway for those seeking a diverse array of top-tier, on-trend products that enable its customers to unlock their homes’ potential at competitive prices. From furniture, bedding, and bath essentials to patio and outdoor gear, area rugs, tabletop and cookware, décor, storage and organization solutions, small appliances, and home improvement items – BBBY offers an extensive range of furniture and home furnishings to elevate BBBY’s customers’ living spaces within the four corners of their home and the four corners of their property. BBBY has included its Website addresses only as inactive textual references and does not intend them to be an active link to its Website or incorporate information from its Website into this proxy statement/prospectus.
BBBY, based in Murray, Utah, was founded as a Utah limited liability company in 1997, reorganized as a C corporation in the State of Utah in 1998, and reincorporated in Delaware in 2002. BBBY launched its initial website in March 1999. In November 2023, BBBY changed its corporate name from Overstock.com, Inc. to Beyond, Inc., and transferred the principal listing of its common stock from the Nasdaq Global Market to the New York Stock Exchange.
BBBY’s common stock ceased trading under the ticker symbol “OSTK” on the Nasdaq Global Market at the close of market November 3, 2023 and on November 6, 2023, its common stock began trading under the ticker symbol “BYON” on the New York Stock Exchange.
Effective August 18, 2025, BBBY changed its corporate name to Bed Bath & Beyond, Inc. On August 29, 2025, its common stock ceased trading under the ticker symbol “BYON” and began trading under ticker symbol “BBBY”. BBBY will not distinguish between its prior and current corporate name and will refer to its current corporate name throughout this proxy statement/prospectus.
BBBY’s principal executive offices are located at 433 W. Ascension Way, 3rd Floor, Murray, Utah 84123, and its telephone number is (801) 947-3100.
BBBY is a Delaware corporation, the BBBY Common Stock is listed on the NYSE under the ticker symbol “BBBY” and the BBBY warrants to purchase BBBY Common Stock are listed on the NYSE under the ticker symbol “BBBY WS.”
For more information about BBBY, visit BBBY’s website at https://investors.beyond.com. The information contained on or accessible through BBBY’s website (other than the documents incorporated by reference herein) does not constitute a part of this proxy statement/prospectus or any other report or document on file with or furnished to the SEC. Additional information about BBBY is included in the documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”
Knight Merger Sub II, Inc.
433 W. Ascension Way, 3rd Floor
Murray, Utah 84123
(801) 947-3100
Merger Sub was formed by BBBY solely in contemplation of the Merger, has not conducted any business and does not have any assets, liabilities or obligations of any nature other than as set forth in the Merger Agreement. Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into TBHC, with TBHC continuing as the surviving corporation. The principal executive offices of Merger Sub are located at 433 W. Ascension Way, 3rd Floor, Murray, Utah 84123, and its telephone number is (801) 947-3100.

The Brand House Collective, Inc.
5310 Maryland Way
Brentwood, Tennessee 37027
(615) 872-4800
TBHC is a specialty retailer of home décor and furnishings in the United States. As of November 1, 2025, we operated a total of 306 stores in 35 states as well as e-commerce websites, www.kirklands.com and www.bedbathandbeyondhome.com. TBHC was founded in 1966, and its current parent corporation, The Brand House Collective, Inc., was initially incorporated in 1981. TBHC aims to provide its customers with an engaging shopping experience characterized by a curated, affordable selection of home décor and furnishings along with inspirational design ideas. TBHC’s principal executive offices are located at 5310 Maryland Way, Brentwood, Tennessee 37027 and its telephone number is (615) 872-4800.
Effective July 25, 2025, TBHC changed its corporate name from “Kirkland’s, Inc.” to “The Brand House Collective, Inc.” On July 29, 2025, TBHC Common Stock ceased trading under the ticker symbol “KIRK” and began trading under ticker symbol “TBHC”. TBHC will not distinguish between its prior and current corporate name and will refer to its current corporate name throughout this proxy statement/prospectus.
TBHC is a Tennessee corporation and TBHC Common Stock is listed on Nasdaq under the ticker symbol “TBHC.” For more information about TBHC, visit TBHC’s website at www.kirklands.com. The information contained on or accessible through TBHC’s website does not constitute a part of this proxy statement/prospectus or any other report or document on file with or furnished to the SEC.

THE SPECIAL MEETING
General
This proxy statement/prospectus is first being mailed on or about January 30, 2026 and constitutes notice of the Special Meeting in conformity with the requirements of the TBCA and TBHC’s bylaws. This proxy statement/prospectus is being provided to TBHC’s shareholders in connection with the solicitation of proxies by the TBHC Board for use at the Special Meeting and at any adjournment thereof. TBHC shareholders are encouraged to read this entire document carefully, including its annexes, for more detailed information regarding the Merger Agreement, the Merger and the other transactions contemplated thereby.
Date, Time and Place
The Special Meeting is scheduled to be held on March 17, 2026, at 9:00 a.m., Central Time at TBHC’s headquarters, 5310 Maryland Way, Brentwood, Tennessee 37027, unless adjourned or postponed to a later date.
Matters to Be Considered at the Special Meeting
The purpose of the Special Meeting is to consider and vote on each of the following proposals, each of which is further described in this proxy statement/prospectus:
•	Proposal 1: Adoption of the Merger Agreement.
•	Proposal 2: Approval of Merger-Related Compensation.
•	Proposal 3: Adjournment of the Special Meeting.
TBHC’s shareholders must approve the Merger Proposal as a condition to the completion of the Merger. If TBHC’s shareholders fail to approve the Merger Proposal, the Merger will not occur. In addition, approval of the Merger Proposal requires the affirmative vote of (i) the holders of a majority of the voting power of the outstanding shares of TBHC Common Stock entitled to vote at the Special Meeting on the Merger Proposal and (ii) a majority of the votes cast by the Disinterested Shareholders. The vote to approve the Merger Proposal is separate from the vote to approve the Merger-Related Compensation Proposal or the Adjournment Proposal. Accordingly, a TBHC shareholder may vote to approve the Merger Proposal and vote not to approve the Merger-Related Compensation Proposal or the Adjournment Proposal, and vice versa.
Other than the matters described above, TBHC does not expect a vote to be taken on any other matters at the Special Meeting or any adjournment thereof. However, if any other matters are properly brought before the Special Meeting or any adjournment thereof for consideration, the holders listed on the proxy cards will have discretion to vote on such matters in accordance with their best judgment.
Recommendation of the TBHC Board
After careful consideration, on November 23, 2025, the TBHC Board unanimously: (a) determined that the Merger is fair to and in the best interests of TBHC and its shareholders; (b) approved and declared advisable the execution and delivery of the Merger Agreement, the performance by TBHC of its covenants and agreements contained therein and the transactions contemplated thereby, including the Merger, on the terms and subject to the conditions set forth in the Merger Agreement; and (c) directed that the adoption of the Merger Agreement be submitted to a vote at a meeting of TBHC’s shareholders. The TBHC Board unanimously recommends that TBHC shareholders vote:
•	“FOR” the Merger Proposal;
•	“FOR” the Merger-Related Compensation Proposal; and
•	“FOR” the Adjournment Proposal.
See “The Merger—Recommendation of the TBHC Board; TBHC’s Reasons for the Merger.”
Record Date for the Special Meeting and Voting Rights
The Record Date to determine TBHC shareholders who are entitled to receive notice of and to vote at the Special Meeting or any adjournment thereof is January 20, 2026. As of the close of business on the Record Date, there were 22,461,383 shares of TBHC Common Stock issued and outstanding and entitled to notice of and to vote at the Special Meeting.

Each TBHC shareholder is entitled to one vote for each share of TBHC Common Stock such holder owned of record at the close of business on the Record Date with respect to each matter properly brought before the Special Meeting. Only TBHC shareholders of record at the close of business on the Record Date are entitled to receive notice of and to vote at the Special Meeting.
The list of TBHC shareholders entitled to vote at the Special Meeting will be available at TBHC’s principal executive offices beginning two days after the date hereof until the conclusion of the Special Meeting.
Required Votes
A quorum is required to approve the Merger Proposal and the Merger-Related Compensation Proposal, but not the Adjournment Proposal. As described above, TBHC does not expect there to be any broker non-votes at the Special Meeting.

Proposal	Required Vote	Effects of Certain Actions
Proposal 1: Merger Proposal
Assuming a quorum is present at the Special Meeting, approval of the Merger Proposal requires the affirmative vote of (i) the holders of a majority of the voting power of the outstanding shares of TBHC Common Stock entitled to vote at the Special Meeting on the Merger Proposal and (ii) a majority of the votes cast by the Disinterested Shareholders.

Shares represented by proxies that are properly marked “ABSTAIN” will be counted for purposes of determining the presence of a quorum at the Special Meeting. An abstention on the Merger Proposal will have the same effect as a vote “AGAINST” the Merger Proposal generally, but will not have any effect on the outcome of the Disinterested Shareholder vote.

Proposal 2: Merger-Related Compensation Proposal	Approval requires (i) a quorum and (ii) the affirmative vote of a majority of the votes cast on this proposal must be voted “FOR” the approval of the Merger-Related Compensation Proposal.
Shares represented by proxies that are properly marked “ABSTAIN” will be counted for purposes of determining the presence of a quorum at the Special Meeting. Shares represented by proxies that abstain from voting will not have any effect on the outcome of the vote.

Proposal 3: Adjournment Proposal	Whether or not a quorum is present at the Special Meeting, the affirmative vote of a majority of the votes cast on this proposal must be voted “FOR” the approval of the Adjournment Proposal.
Shares represented by proxies that are properly marked “ABSTAIN” will be counted for purposes of determining the presence of a quorum at the Special Meeting. Shares represented by proxies that abstain from voting will not have any effect on the outcome of the vote.

Methods of Voting
Registered Shareholders
If you are a TBHC shareholder of record, you may vote at the Special Meeting by proxy through the Internet, by telephone, by mail, or by voting in person at the Special Meeting.
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Voting by Mail: If you choose to vote by mail, simply complete the enclosed proxy card, date and sign it, and return it in the postage-paid envelope provided. If you intend to submit your proxy by mail, it must be received by us prior to the commencement of voting at the Special Meeting. If you sign your proxy card and return it without marking any voting instructions, your Shares will be voted “FOR” the Merger Proposal, “FOR” the Merger-Related Compensation Proposal and “FOR” the Adjournment Proposal;

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Voting by Telephone: You can vote your Shares by telephone by calling the toll-free telephone number provided on the proxy card. Telephone voting is available 24 hours a day, and the procedures are designed to authenticate votes cast by using the personal control number located on your proxy card. If you vote by telephone, you should not return your proxy card. If you submit your later-dated proxy by telephone you must do so no later than 10:59 p.m. Central Time on March 16, 2026;

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Voting by Internet: You can also vote on the Internet by signing on to the website identified on the proxy card and following the procedures described on the website. Internet voting is available 24 hours a day, and the procedures are designed to authenticate votes cast by using a personal control number located on your proxy card. If you vote on the Internet, you should not return your proxy card. If you submit your later-dated proxy by Internet you must do so no later than 10:59 p.m. Central Time on March 16, 2026; or

•	Voting in person: You can attend the Special Meeting and cast your vote in person.
Unless revoked, all duly executed proxies representing shares of TBHC Common Stock entitled to notice of and to vote at the Special Meeting will be voted at the Special Meeting and, where a choice has been specified on the proxy card, will be voted in accordance with such specification. If you submit an executed proxy without providing instructions for any proposal, then TBHC officers identified on the proxy will vote your shares consistent with the recommendation of the TBHC Board on such proposal. If you are a TBHC shareholder of record, proxies submitted over the Internet or by telephone as described above must be received by 10:59 p.m., Central Time, on March 16, 2026. Although TBHC offers four different voting methods, TBHC encourages you to submit a proxy to vote either over the Internet or by telephone to ensure that your shares are represented and voted at the Special Meeting.
By executing and delivering a proxy in connection with the Special Meeting, you designate certain TBHC officers identified on the proxy card as your proxies at the Special Meeting. If you deliver an executed proxy card, but do not specify a choice for any proposal properly brought before the Special Meeting, such proxies will vote your shares of TBHC Common Stock on such uninstructed proposal in accordance with the recommendation of the TBHC Board. TBHC does not expect that any matter other than the proposals listed above will be brought before the Special Meeting, and the TBHC bylaws provide that the only business that may be conducted at the Special Meeting are those proposals brought before the Special Meeting pursuant to TBHC’s notice of the Special Meeting.
Beneficial (Street Name) Shareholders
If you hold your shares of TBHC Common Stock through a bank, broker or other nominee in “street name” instead of as a registered holder, you must follow the voting instructions provided by your bank, broker or other nominee in order to vote your shares. Your voting instructions must be received by your bank, broker or other nominee prior to the deadline set forth in the information from your bank, broker or other nominee on how to submit voting instructions. If you do not provide voting instructions to your bank, broker or other nominee for a proposal, your shares of TBHC Common Stock will not be voted on that proposal because your bank, broker or other nominee does not have discretionary authority to vote on any of the proposals to be voted on at the Special Meeting.
If you hold your shares of TBHC Common Stock through a bank, broker or other nominee in “street name” (instead of as a registered holder), you may contact the bank, broker or other nominee where you hold your account if you have questions about obtaining your control number and attending the Special Meeting See “—Attending the Special Meeting.”
Revocability of Proxies
Other than with respect to BBBY, who, pursuant to the Merger Agreement, has agreed to vote for the Merger Proposal, any TBHC shareholder giving a proxy has the right to revoke it at any time before the proxy is voted at the Special Meeting. If you are a TBHC shareholder of record, you may revoke your proxy by any of the following actions:
•	by sending a signed written notice of revocation to TBHC’s Corporate Secretary, provided such notice is received no later than March 16, 2026;
•	by voting again over the Internet or telephone as instructed on your proxy card before the closing of the voting facilities at 10:59 p.m., Central Time, on March 16, 2026;
•	by submitting a properly signed and dated proxy card with a later date that is received by TBHC no later than the close of business on March 16, 2026; or
•	by attending the Special Meeting and requesting that your proxy be revoked, or by attending and voting at the Special Meeting as described above.
Only your last submitted proxy will be considered. Execution or revocation of a proxy will not in any way affect a TBHC shareholder’s right to attend and vote at the Special Meeting.

Written notices of revocation and other communications relating to the revocation of proxies should be addressed to:
The Brand House Collective, Inc.
Attn: Corporate Secretary
5310 Maryland Way
Brentwood, Tennessee 37027
(615) 872-4800
If your shares of TBHC Common Stock are held in “street name” and you previously provided voting instructions to your broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee to revoke or change your voting instructions.
Proxy Solicitation Costs
TBHC is soliciting proxies to provide an opportunity to all TBHC shareholders to vote on the Merger Proposal, the Merger-Related Compensation Proposal and the Adjournment Proposal, whether or not such TBHC shareholders are able to attend the Special Meeting or any adjournment thereof. TBHC will pay all expenses of soliciting proxies from TBHC shareholders. In addition to the solicitation of proxies by mail, TBHC will request that banks, brokers and other nominee record holders send proxies and proxy material to the beneficial owners of TBHC Common Stock and secure their voting instructions, if necessary. TBHC may be required to reimburse those banks, brokers and other nominees on request for their reasonable expenses in taking those actions.
TBHC has engaged Okapi to assist in the solicitation of proxies for the Special Meeting. TBHC estimates that it will pay Okapi a fee of approximately $50,000, plus reimbursement for certain reasonable, documented out-of-pocket expenses. TBHC also may be required to reimburse banks, brokers and other custodians, nominees and fiduciaries or their respective agents for their expenses in forwarding proxy materials to beneficial owners of TBHC Common Stock. TBHC directors, officers and employees also may solicit proxies by telephone, by electronic means or in person; they will not be paid any additional amounts for soliciting proxies.
Attending the Special Meeting
If you wish to attend the Special Meeting, you must (a) be a TBHC shareholder of record at the close of business on the Record Date, (b) hold your shares of TBHC Common Stock beneficially in the name of a broker, bank or other nominee as of the Record Date or (c) hold a valid proxy for the Special Meeting.
If you plan to attend and vote at the Special Meeting, TBHC still encourages you to vote in advance by the Internet, telephone or (if you received a paper copy of the proxy materials) by mail so that your vote will be counted even if you later decide not to attend the Special Meeting. Voting your proxy by the Internet, telephone or mail will not limit your right to attend and vote at the Special Meeting if you later decide to do so.
No Dissenters’ Rights
TBHC shareholders are not entitled to appraisal or dissenters’ rights in connection with the Merger under Section 48-23-102(c) of the TBCA. See “The Merger—No Dissenters’ Rights.”
Householding
The SEC has adopted rules that allow a company to deliver a single proxy statement or annual report to an address shared by two or more of its shareholders. This method of delivery, known as “householding,” permits us to realize significant cost savings, reduces the amount of duplicative information shareholders receive, and reduces the environmental impact of printing and mailing documents to you. Under this process, certain shareholders will receive only one copy of our proxy materials and any additional proxy materials that are delivered until such time as one or more of these shareholders notifies us that they want to receive separate copies. Please note that each shareholder will receive a separate proxy card, which will allow each shareholder to vote independently. Any shareholder who objects to or wishes to begin householding may notify Investor Relations, The Brand House Collective, Inc., in writing at 5310 Maryland Way, Brentwood, Tennessee 37027 or by telephone at (615) 872-4800. We will send an individual copy of the proxy statement to any shareholders who revoke their consent to householding within 30 days of our receipt of such revocation.

Some brokers also household proxy materials, delivering a single proxy statement or notice to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker.
Tabulation of Votes
The TBHC Board will appoint an independent inspector of election for the Special Meeting. The inspector of election will, among other matters, determine the number of shares of TBHC Common Stock represented at the Special Meeting to confirm the existence of a quorum, determine the validity of all proxies and ballots and certify the results of voting on all proposals submitted to TBHC shareholders at the Special Meeting.
Adjournments
If a quorum is present at the Special Meeting but there are insufficient votes at the time of the Special Meeting to approve the Merger Proposal or the Merger-Related Compensation Proposal, then TBHC shareholders will be asked to only vote on the Adjournment Proposal.
At any subsequent reconvening of the Special Meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the Special Meeting, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is voted at the reconvened meeting.
Assistance
If you need assistance in completing your proxy card or have questions regarding the Special Meeting, please contact Okapi, TBHC’s proxy solicitor for the Special Meeting, at:
Okapi Partners LLC
1212 Avenue of the Americas, 17th Floor
New York, New York 10036
Banks and Brokers Call: (212) 297-0720
All Others Call Toll-Free: (855) 208-8902
Email: info@okapipartners.com
TBHC SHAREHOLDERS SHOULD CAREFULLY READ THIS PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE MERGER AGREEMENT AND THE MERGER. IN PARTICULAR, TBHC SHAREHOLDERS ARE DIRECTED TO THE MERGER AGREEMENT, WHICH IS ATTACHED AS ANNEX A HERETO.

PROPOSAL 1: ADOPTION OF THE MERGER AGREEMENT
At the Special Meeting, TBHC is asking TBHC shareholders to consider and vote upon a proposal to adopt the Merger Agreement, pursuant to which, at the Effective Time, (i) Merger Sub will merge with and into TBHC, with TBHC surviving as a wholly owned subsidiary of BBBY and (ii) each share of TBHC Common Stock issued and outstanding immediately prior to the Effective Time, will be converted into the right to receive 0.1993 shares of BBBY Common Stock, plus cash in lieu of any fractional shares of BBBY Common Stock that otherwise would have been issued.
After careful consideration, the TBHC Board unanimously: (a) determined that the Merger is fair to and in the best interests of TBHC and its shareholders; (b) approved and declared advisable the execution and delivery of the Merger Agreement, the performance by TBHC of its covenants and agreements contained therein and the transactions contemplated thereby, including the Merger, on the terms and subject to the conditions set forth in the Merger Agreement; (c) directed that the adoption of the Merger Agreement be submitted to a vote at a meeting of TBHC’s shareholders and (d) recommended that TBHC shareholders adopt the Merger Agreement.
The TBHC Board unanimously recommends that TBHC shareholders vote “FOR” the Merger Proposal.
The Merger and a summary of the terms of the Merger Agreement are described in more detail under “the Merger” and “the Merger Agreement,” and TBHC shareholders are encouraged to read the full text of the Merger Agreement, which is attached as Annex A hereto.
Assuming a quorum is present at the Special Meeting, approval of the Merger Proposal requires the affirmative vote of (i) the holders of a majority of the voting power of the outstanding shares of TBHC Common Stock entitled to vote at the Special Meeting on the Merger Proposal and (ii) a majority of the votes cast by the Disinterested Shareholders. Accordingly, an abstention on the Merger Proposal will have the same effect as a vote “AGAINST” the Merger Proposal generally, but will not have any effect on the outcome of the Disinterested Shareholder vote. In addition, any shares not present or represented by proxy (including due to the failure of a TBHC shareholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have the same effect as a vote “AGAINST” the Merger Proposal generally, but will not have any effect on the outcome of the Disinterested Shareholder vote. It is a condition to the completion of the Merger that TBHC shareholders approve the Merger Proposal.
THE TBHC BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE MERGER
PROPOSAL

PROPOSAL 2: THE MERGER-RELATED COMPENSATION PROPOSAL
TBHC is providing its shareholders with the opportunity to cast a vote, on an advisory (non-binding) basis, to approve the compensation payments that may be paid or become payable by TBHC to its named executive officers, as determined in accordance with Item 402(t) of Regulation S-K, in connection with the Merger as disclosed in the section entitled “Interests of TBHC’s Directors and Executive Officers in the Merger—Merger-Related Compensation” (also referred to as golden parachute compensation), as required by Section 14A of the Exchange Act.
Through this proposal, TBHC is asking its shareholders to indicate their approval, on an advisory (non-binding) basis, of the compensation that TBHC’s named executive officers will or may be eligible to receive in connection with the Merger as described in the sections of this proxy statement/prospectus referred to above.
The TBHC Board unanimously recommends that TBHC shareholders vote “FOR” the Merger-Related Compensation Proposal.
You should carefully review the merger-related compensation information disclosed in the sections of this proxy statement/prospectus referred to above. The TBHC Board unanimously recommends that TBHC shareholders approve the following resolution:
RESOLVED, that the shareholders of TBHC approve, solely on an advisory (non-binding basis) the merger-related compensation that will or may be paid or become payable to TBHC’s named executive officers in connection with the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the section entitled “Interests of TBHC’s Directors and Executive Officers in the Merger—Merger-Related Compensation.”
The vote on the Merger-Related Compensation Proposal is a vote separate and apart from the vote on the Merger Proposal. Accordingly, you may vote to approve the Merger Proposal and vote not to approve the Merger-Related Compensation Proposal and vice versa. Because the vote on the Merger-Related Compensation Proposal is advisory only, it will not be binding on either TBHC or BBBY. Accordingly, if the Merger Proposal is approved and the Merger is completed, the compensation payments that are contractually required to be paid by TBHC to its named executive officers will or may be paid or become payable, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory vote of TBHC shareholders on the Merger-Related Compensation Proposal.
Assuming a quorum is present, the affirmative vote of a majority of the votes cast at the Special Meeting is required to approve, on an advisory (non-binding) basis, the Merger-Related Compensation Proposal. Accordingly, an abstention on the Merger-Related Compensation Proposal will be counted for purposes of determining the presence of a quorum, but will not have any effect on the outcome of the vote.
THE TBHC BOARD UNANIMOUSLY RECOMMENDS THAT TBHC SHAREHOLDERS VOTE “FOR”
THE MERGER-RELATED COMPENSATION PROPOSAL

PROPOSAL 3: ADJOURNMENT OF THE SPECIAL MEETING
The Special Meeting may be adjourned to another time and place if necessary or appropriate in order to permit the solicitation of additional proxies if there are insufficient votes to approve the Merger Proposal.
TBHC is asking TBHC shareholders to vote in favor of any adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the Merger Proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to TBHC shareholders.
The TBHC Board unanimously recommends that TBHC shareholders approve the Adjournment Proposal.
Whether or not a quorum is present at the Special Meeting, the affirmative vote of a majority of the votes cast on this proposal must be voted “FOR” the approval of the Adjournment Proposal. Accordingly, any shares not present or represented by proxy (including due to the failure of a TBHC shareholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Adjournment Proposal. An abstention on the Adjournment Proposal will be counted for purposes of determining the presence of a quorum, but will not have any effect on the outcome of the vote.
THE TBHC BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT
PROPOSAL

THE MERGER
The following is a description of material aspects of the Merger. While BBBY and TBHC believe that the following description covers the material terms of the Merger, the description may not contain all of the information that is important to you. You are encouraged to read carefully this entire proxy statement/ prospectus, including the text of the Merger Agreement attached as Annex A hereto, for a more complete understanding of the Merger. In addition, important business and financial information about BBBY is contained or incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”
General
BBBY, TBHC and Merger Sub have entered into the Merger Agreement, which provides, among other things, that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into TBHC, with TBHC surviving as a wholly owned subsidiary of BBBY.
Merger Consideration
Subject to the terms and conditions of the Merger Agreement, at the Effective Time of the Merger, each share of TBHC Common Stock issued and outstanding immediately prior to the Effective Time, will be converted into the right to receive 0.1993 shares of BBBY Common Stock, plus cash in lieu of any fractional shares of BBBY Common Stock that otherwise would have been issued. Outstanding equity awards will be eligible to receive Merger Consideration in accordance with the terms of TBHC’s Amended and Restated 2002 Equity Incentive Plan and the Merger Agreement.
The Exchange Ratio is fixed, which means that it will not change between the date hereof and the Effective Time, regardless of whether the market price of BBBY or TBHC Common Stock changes. Therefore, the value of the Merger Consideration will depend on the closing price of BBBY Common Stock on the trading day immediately prior to the closing date of the Merger. The market price of BBBY Common Stock has fluctuated since the date of the announcement of the Merger Agreement and is expected to continue to fluctuate from the date of this proxy statement/prospectus to the date of the Special Meeting, through the date the Merger is completed and thereafter. The market price of BBBY Common Stock, when received by TBHC shareholders in connection with the Merger, could be greater than, less than or the same as the market price of BBBY Common Stock on the date of this proxy statement/prospectus or at the time of the Special Meeting. Accordingly, you should obtain current market quotations for BBBY and TBHC Common Stock before deciding how to vote on any of the proposals described in this proxy statement/prospectus. BBBY Common Stock is traded on the NYSE under the symbol “BBBY” and TBHC Common Stock is traded on the Nasdaq under the symbol “TBHC.”
Background of the Merger
The following chronology summarizes the key events and meetings that led to the signing of the Merger Agreement. Throughout the timeline addressed below, TBHC held many conversations, directly and through its representatives, with various parties, both by teleconference and in-person, about strategic alternatives for TBHC including a potential acquisition transaction. The chronology below covers only the key events leading up to the Merger Agreement and rationale for the Merger and does not purport to catalogue every conversation among the members of the TBHC Board, TBHC’s management team and other representatives of TBHC and other parties.
From time to time, the TBHC Board and TBHC’s senior management have evaluated potential transactions relating to TBHC’s business, including prospects for alternative financing structures and strategic uses of capital, all with a view toward enhancing shareholder value. The TBHC Board periodically receives financial updates from TBHC’s senior management and discusses the strategic direction of TBHC.
The TBHC Board’s consideration and recommendation of the approval of the Merger is the result of the TBHC Board’s efforts to maximize shareholder value and the ultimate culmination of a strategic review that the TBHC Board initiated in May 2024. Throughout the events described below, the TBHC Board was kept regularly informed of developments.
From 2010 through 2019, TBHC operated profitably and ended each fiscal year with material positive cash balances and working capital. During 2019, a shift in inventory focus to include larger home furnishings and a revised product mix met with poor consumer demand and TBHC reported a significant net loss for fiscal 2019. Nevertheless, like many home goods retailers, TBHC experienced a significant rebound in sales and profitability throughout fiscal years 2020 and 2021 as consumer spending focused on home furnishing and décor during the COVID-19 pandemic.

During the years following the substantial increase in sales that TBHC had experienced during the early stages of the COVID-19 pandemic, two factors affected TBHC. First, TBHC made decisions about capital expenditures in this environment of increased sales. Second, as time progressed, TBHC found that the increased levels of sales were not being sustained. Therefore, TBHC did not have the levels of net income it anticipated to support its capital needs. Given this circumstance, TBHC needed to seek out additional sources of capital and since the environment in which it was seeking that capital was a declining level of sales, and an environment in which TBHC’s two principal competitors had filed for bankruptcy, that additional capital was not available on favorable terms that would support TBHC’s longer-term working capital requirements.
In January 2024, TBHC entered into a credit agreement with Gordon Brothers Group (“Gordon Bros.”) that provided a $12.0 million, “first-in, last-out” delayed-draw asset-based term loan to provide TBHC with additional working capital. The credit agreement with Gordon Bros. is further described in TBHC’s Current Report on Form 8-K filed with the SEC on January 26, 2024, and exhibits thereto, including a press release published on the same day.
In April 2024, TBHC engaged in initial conversations with Consensus, an investment banking firm specializing in consumer-facing companies, to serve as financial advisor to TBHC in identifying opportunities to refinance the Gordon Bros. debt, as well as to assist and advise TBHC in the pursuit and evaluation of potential strategic opportunities to support TBHC and its initiatives, which included a material equity or debt financing transaction or a sale of TBHC.
In May 2024, TBHC formally retained Consensus. TBHC provided Consensus with information and materials that enabled Consensus to analyze TBHC’s business, finances, assets and capital structure. In the following months, Consensus performed detailed financial analysis and with support of TBHC management prepared materials for prospective transaction parties. Consensus also developed a list of prospective financing or acquisition parties based on its knowledge of potential investors and operators within the home retail industry. The TBHC Board and Consensus also considered whether TBHC could reasonably raise equity capital through the public markets. However, given TBHC’s relatively small market cap, declining revenue base, negative operating income and accumulating net losses, the TBHC Board, in consultation with Consensus, determined it was unlikely that TBHC would be able to access public equity markets.
In May 2024, TBHC also began discussions with legal advisors at Bass, Berry & Sims PLC (“Bass Berry”) to counsel TBHC in connection with the efforts being undertaken by Consensus. TBHC also provided certain information to and consulted with both Bass Berry and an external bankruptcy advisor regarding potential restructuring alternatives.
On May 24, 2024, a significant beneficial owner of TBHC Common Stock submitted a letter to TBHC, urging the TBHC Board to consider strategic alternatives.
In June 2024, the TBHC Board and Consensus discussed potential strategic transactions involving TBHC. Subsequent to such discussions, the TBHC Board met to review and approve the strategic transaction marketing process proposed by Consensus, and authorized Consensus to solicit third party interest with respect to participation in a strategic transaction, including both control or non-control investments.
Following TBHC Board approval, beginning in late June 2024, Consensus began contacting prospects and soliciting interest for potential strategic transactions involving TBHC.
On July 14, 2024, Consensus engaged in a conversation with Marcus Lemonis, Executive Chairman of BBBY, and informed him of TBHC’s exploration of strategic alternatives, and identified BBBY as a potential strategic ally that could benefit from TBHC’s over 300-store U.S. footprint, customer file, and merchandising and retail expertise, and that BBBY would also bring complementary scale and expertise, particularly in the digital and e-commerce channels.
On July 16, 2024, TBHC and BBBY entered into a mutual non-disclosure agreement (the “NDA”) in order to exchange confidential information and engage in further negotiations regarding a potential transaction.
In late July 2024, Consensus informed the TBHC Board that BBBY had expressed interest in TBHC because BBBY owned strong retail intellectual property and well-known e-commerce sites but did not have retail stores and store operating competency, and it felt this would be necessary to establishing (or re-establishing, in the case of Bed Bath & Beyond) an omnichannel presence. Consensus, on behalf of TBHC, and representatives from BBBY, including Mr. Lemonis, began to negotiate a framework for a potential transaction that would involve a junior secured loan facility funded by BBBY, an equity investment, and strategic operating agreements that would provide for cross-collaboration between the parties whereby TBHC would test and operate Bed Bath & Beyond and other retail concepts owned by BBBY within its retail store locations, and BBBY would sell and source merchandise from TBHC’s stores and retail sourcing channels. TBHC would pay BBBY a collaboration fee based on a defined percentage of certain revenue categories.
By August 2024, Consensus had contacted over seventy-five parties about investing in or acquiring TBHC, including strategic parties within the retail and home goods sectors, as well as numerous financial sponsors. Twenty parties executed confidentiality agreements and conducted active due diligence regarding a potential investment or acquisition of TBHC. Consensus conducted detailed discussions with both strategic and financial prospects about the potential for investment or acquisition transactions. Certain of these parties communicated to Consensus that they had undertaken similar capital focused initiatives in response to the same market headwinds as TBHC was then facing and would not be able to consider any strategic transaction with TBHC at that time. Other parties expressed interest in acquiring some or all of TBHC’s assets, but only in the form of a transaction involving a bankruptcy or liquidation proceeding. Only BBBY’s proposal presented both an investment in TBHC as a going concern and an opportunity for new and enhanced revenue channels. As a result of this strategic process, BBBY emerged as a leading party for a potential financing and strategic transaction, as the TBHC Board determined that alternatives proposed by other parties were unlikely to result in potential benefits to TBHC shareholders.
Throughout the month of August 2024, TBHC, BBBY, and their respective legal advisors at Bass Berry and Latham & Watkins LLP (“Latham”), and Consensus engaged in extensive negotiations regarding terms for a strategic transaction in which BBBY would invest $25.0 million in the form of subordinated debt and common equity, and in which the parties would enter into a collaboration agreement and other arrangements providing for a strategic partnership between the two companies. On August 23, 2024, the parties executed a term sheet with respect to the proposed strategic transaction and agreed to an initial thirty (30)-day period of exclusivity to complete the negotiation of definitive documents, which period would continue for an additional thirty (30) days if the parties were continuing to work toward definitive documentation.
Throughout the months of September and October 2024, the parties and their advisors, including Mr. Lemonis, Consensus, Bass Berry and Latham, continued to negotiate and finalize the terms and documents of the proposed strategic transaction with BBBY. Material terms that were the focus of negotiations included the applicable share purchase price for BBBY’s investment, the nature and scope of standstill and share transfer restrictions that BBBY would agree to, the mutual covenants and obligations that would support the parties’ collaborative efforts, as well as the applicable collaboration fees. Throughout the negotiations, the TBHC Board was regularly informed and received regular reports from TBHC management and Bass Berry. The TBHC Board and TBHC management continued to evaluate BBBY’s proposal in the light of TBHC’s capital requirements and other available alternatives, including potential transactions involving a restructuring or liquidation of the business, which the TBHC board determined were unlikely to yield any return or benefit to TBHC shareholders.
On October 13, 2024, the TBHC Board met with management and Bass Berry to consider for approval the negotiated terms and definitive documents. The TBHC Board weighed the material advantages of the proposed BBBY transaction, including access to capital and expanded strategic initiatives involving the widely recognized Bed Bath & Beyond brand, as well as potential disadvantages of the BBBY transaction, including having a large shareholder that would have the ability to influence future TBHC activities, as well as the potential limitations to TBHC’s net operating loss carryforward tax assets that could result from a material change to TBHC’s outstanding share ownership. On balance, and with due consideration of fiduciary obligations to TBHC shareholders, the TBHC Board believed that the potential advantages outweighed the potential disadvantages of the BBBY transaction, and that in light of all opportunities, the BBBY transaction represented the best outcome for TBHC shareholders reasonably available. The TBHC Board believed that by providing TBHC with both a strategic financing and collaborative partner, as well as potential new sources of revenue through the sale of licensed brands and products, the transactions proposed by BBBY would result in the greatest benefits to TBHC shareholders among available alternatives. The TBHC Board approved the BBBY transaction and directed TBHC management and Bass Berry to finalize the remaining terms.
On October 21, 2024, TBHC and its subsidiaries entered into a $17.0 million Term Loan Credit Agreement (as amended, restated, amended and restated, or otherwise modified, the “BBBY Term Loan Facility”), consisting of (i) an $8.5 million term loan, convertible into TBHC Common Stock at a price of $1.85 per share upon subsequent shareholder approval and subject to the terms of the BBBY Term Loan Facility and (ii) an additional $8.5 million term loan.

Substantially simultaneously with the execution of the BBBY Term Loan Facility, TBHC and BBBY entered into the Subscription Agreement (the “Subscription Agreement”). Subject to TBHC shareholder approval and subject to the terms of the Subscription Agreement, BBBY also committed to invest an additional $8 million in cash through the purchase of shares of TBHC Common Stock at a price of $1.85 per share (together with the conversion of convertible loan, the “BBBY Investment Transaction”).
At that time, the parties also entered into a collaboration agreement with BBBY (the “Collaboration Agreement”), which agreement outlined the parties’ intentions to collaborate on numerous operating arrangements, including joint marketing activities, e-commerce support and consulting provided by BBBY to TBHC, the sale of TBHC’s products on e-commerce platforms operated by BBBY, including Bed Bath & Beyond and Overstock.com, TBHC’s exclusive operating rights for neighborhood format Bed Bath & Beyond retail store locations under a licensing agreement, TBHC selling Bed Bath & Beyond branded merchandise in existing TBHC stores and other collaboration arrangements. Under the Collaboration Agreement, TBHC agreed to pay BBBY a quarterly collaboration fee equal to 0.25% of TBHC quarterly retail and e-commerce revenue starting in the first fiscal quarter of fiscal year 2025 for the remaining seven-year term of the Collaboration Agreement. TBHC also agreed to pay BBBY an incentive fee equal to 1.5% of TBHC’s incremental growth in e-commerce revenue during the term of the Collaboration Agreement.
In connection with the Collaboration Agreement, TBHC also entered into a trademark license agreement with BBBY (the “Trademark License Agreement”), which granted TBHC the exclusive license to operate small format, neighborhood brick-and-mortar retail stores and “Shops-within-a-Shop” locations under licensed BBBY-owned trademarks. TBHC agreed to pay royalty fees as a percentage of net store sales generated under the Bed Bath & Beyond banner during the term of the Collaboration Agreement, with fixed guaranteed minimum royalty during the term of the Collaboration Agreement.
The collaboration transactions were announced by press release on October 21, 2024, and are further described in TBHC’s Current Report on Form 8-K filed with the SEC on October 21, 2024, and exhibits thereto, including a copy of the foregoing press release. Subject to TBHC shareholder approval, the BBBY Investment Transaction was expected to be completed in December 2024.
By mid-December, greater than 90% of the proxies submitted by TBHC shareholders were voted “For” the approval of the BBBY Investment Transaction. At that time, however, the proxies that had been submitted represented less than the majority of the total shares outstanding as of the record date needed under applicable law and TBHC’s bylaws to constitute a quorum for the conduct of business at the special meeting.
On December 19, 2024, TBHC announced that the special shareholder meeting scheduled for December 23, 2024, would be convened as scheduled but adjourned to a later date in order to allow for additional time to satisfy applicable quorum requirements necessary for the conduct of business at the special meeting.
On December 23, 2024, the special meeting of was convened and adjourned in accordance with TBHC’s bylaws due to an absence of a quorum and was set to be re-convened with respect to all proposals on February 5, 2025.
During the weeks that followed, BBBY informed TBHC that it was conducting financial analyses for a potential business combination between the two companies, including the evaluation of potential synergies. At the TBHC Board’s direction, Consensus engaged in multiple conversations with Mr. Lemonis, and Bass Berry and Latham also discussed the potential for, and timelines related to, a potential acquisition of TBHC by BBBY. TBHC also provided additional due diligence under the NDA and TBHC management participated in conversations with BBBY and its financial advisors. However, BBBY did not make an actionable proposal at that time.
On February 5, 2025, at the re-convened special meeting of TBHC’s shareholders, a quorum was obtained and the BBBY Investment Transaction was approved by the requisite vote of TBHC’s shareholders. The BBBY Investment Transaction was completed the same day and BBBY invested $8.0 million in TBHC for the purchase of 4,324,324 shares of TBHC Common Stock. As a result of the BBBY Investment Transaction, BBBY acquired approximately 40% of TBHC’s outstanding shares of TBHC Common Stock. The results of the special meeting of shareholders and the closing of the BBBY Investment Transaction were further described in TBHC’s Current Report on Form 8-K filed with the SEC on February 5, 2024, and exhibits thereto, including a press release published the same day.

Throughout the first half of 2025, representatives from each of TBHC, including Amy Sullivan, TBHC’s President, Chief Executive Officer and director, and Consensus, and BBBY engaged in occasional discussions regarding potential merger scenarios, but none of these discussions advanced beyond preliminary concepts. The parties also focused keenly on the execution of operational collaboration under the Collaboration Agreement, with the first of the planned store conversions to open in late summer 2025.
In the spring of 2025, TBHC continued to experience liquidity challenges, including as a result of tariff-related uncertainty. These liquidity challenges also resulted in restrictions in borrowing availability under TBHC’s senior secured credit facility with Bank of America (such credit facility, documented by the Third Amended and Restated Credit Agreement, dated March 31, 2023, by and among TBHC, its subsidiaries and Bank of America, N.A (as administrative agent, collateral agent, and as a lender), as amended, further amended and restated, or otherwise modified, the “BofA Facility”). It also became apparent that TBHC’s independent auditor’s report with respect to its audit for TBHC’s fiscal year 2024 would include an explanatory paragraph regarding TBHC’s ability to continue as a going concern, which would result in an event of default under its credit facilities with Bank of America and BBBY as well as credit challenges with its principal vendors for the purchase of inventory.
During March and April of 2025, at the TBHC Board’s direction, representatives of TBHC continued to explore and discuss potential strategic alternative transactions and financing opportunities with potential counterparties. Through March 2025, TBHC undertook various efforts to seek additional financing, including from BBBY, as well as relief under the BofA Facility.
During this time, TBHC also engaged in conversations with Consensus regarding TBHC liquidity concerns. Consensus conducted multiple calls with Mr. Lemonis during this period discussing with him the potential for a business combination with BBBY or further investment by BBBY in TBHC. While various conversations were held during this period to discuss potential business combinations and proposed synergies, BBBY did not make a proposal to acquire TBHC.
In early April, Ms. Sullivan engaged in discussions with two parties regarding potential strategic take-private transactions that could involve one or both of such parties, and could include BBBY as an additional strategic party in such a transaction. At the same time, TBHC received a proposal from BBBY to acquire TBHC’s “Kirkland’s” brand and brand-related intellectual property (the “Kirkland’s IP”).
By late April 2025, while the aforementioned take-private discussions had continued, it became apparent that the proposals discussed with alternate parties were unlikely to materialize without a material third party capital source and neither alternative party would be able to execute on a defined timeline that would provide any anticipated benefit to TBHC shareholders. As a result, TBHC focused its attention on leveraging credit terms with vendors and ensuring it could maintain compliance with senior secured lender. At the same time, TBHC’s discussions with BBBY had developed into an actionable plan in which BBBY would (i) provide incremental term loan debt under the BBBY Term Loan Facility which would be convertible into shares of TBHC Common Stock, (ii) amend the outstanding term loans to allow them to be convertible into shares of TBHC Common Stock, and (iii) secure an option to purchase the Kirkland’s IP at a future time.
On May 2, 2025, TBHC filed its annual report and Form 10-K with respect to its 2024 fiscal year. As anticipated, TBHC’s independent auditor’s report with respect to its audit for TBHC’s fiscal year 2024 included an explanatory paragraph regarding TBHC’s ability to continue as a going concern, which resulted in an event of default under its credit facilities with Bank of America and BBBY. TBHC, together with its advisors Consensus and Bass Berry, continued to negotiate with BBBY and Latham regarding the terms and documents for a revised BBBY Term Loan Facility.
The TBHC Board continued to receive regular updates throughout this time regarding all such discussions, including the key terms of negotiations and conditions that would be required by any potential financing counter party, including BBBY.
Through numerous conversations and negotiations between the parties and their representatives, with support and input from the TBHC Board, TBHC and BBBY reached preliminary agreements regarding a revised financing arrangement that would include a $5.2 million expansion of the BBBY Term Loan Facility in order to strengthen TBHC’s financial position and provide flexibility for general working capital purposes and support for TBHC’s updated store conversion strategy.
In addition, TBHC and BBBY would agree to expand the scope of BBBY-licensed brands to include the exclusive license to develop and operate Bed Bath & Beyond Home and buybuy BABY stores within the neighborhood format retail footprint; enhanced collaborative efforts to maximize synergies, reduce costs and improve collaborative efficiencies to drive improved operating results; a modified collaboration fee from 0.25% of all revenues to 0.50% of brick-and-mortar retail revenues only to capture expanded branding opportunity and an elimination of the previously agreed 3.0% licensed brand royalty; and amendments to the BBBY investor rights agreements to provide BBBY the right to add a third director nominee to the TBHC Board in the event that BBBY owns more than 50% of the outstanding capital stock of TBHC, and to remove standstill, voting and transfer restrictions that limited BBBY’s ability to take certain actions with respect to its ownership of TBHC Common Stock. The transactions would also include a purchase agreement whereby TBHC agreed to sell to BBBY the Kirkland’s IP for $5 million at the election of BBBY and subject to the consent of Bank of America (the “IP Purchase Agreement”).
On May 4, 2025, the TBHC Board met with management and Bass Berry to consider and evaluate the BBBY amended financing proposals and related document amendments, including the removal of standstill, voting and transfer restrictions, which BBBY had confirmed would be a condition to any further extension of financing. In light of all opportunities reasonably available to TBHC, with due consideration of fiduciary obligations to TBHC shareholders, the TBHC Board authorized the BBBY amended financing proposals and related document amendments and directed TBHC management and Bass Berry to finalize the applicable documents and terms.
On May 7, 2025, TBHC and its subsidiaries entered into that certain Amended and Restated Term Loan Credit Agreement (the “Amended and Restated BBBY Term Loan Facility”) with BBBY, which amended and restated the BBBY Term Loan Facility. The Amended and Restated BBBY Term Loan Facility (i) provided BBBY the right to convert all outstanding loans under the BBBY Term Loan Facility immediately prior to the effectuation of the Amended and Restated BBBY Term Loan Facility into TBHC Common Stock, and (ii) established a new $5.2 million term loan, in each case, that are convertible into shares of TBHC Common Stock at a price equal to the closing price on Nasdaq on the day prior to the date on which a conversion election is made, up to a number of shares equal to 19.90% of the outstanding number of shares of TBHC Common Stock as of May 7, 2025 (the “Conversion Limit”), so long as BBBY does not hold more than 65% of the total outstanding number of shares of TBHC Common Stock after giving effect to such conversion (for so long as obligations under the BofA Facility were outstanding); provided that any such conversion to shares of TBHC Common Stock over the Conversion Limit would be subject to Nasdaq shareholder approval. An amendment to the BofA Facility was also entered into at this time permitting the amendments to the BBBY Term Loan Facility and waiving the audit-related event of default under TBHC’s senior secured credit facility described above. The May 7, 2025, transactions and definitive agreements are further described in TBHC’s Current Report on Form 8-K filed with the SEC on May 12, 2025, and exhibits thereto, including a joint press release published by the parties on the same day. On May 14, 2025, Consensus’s engagement agreement expired by its terms (though it contained a one-year fee tail and was subsequently reinstated in conjunction with the Merger).
During May 2025, Mr. Lemonis, on behalf of BBBY, engaged in various discussions with members of the TBHC Board indicating his intent to nominate two directors to the TBHC Board in accordance with BBBY’s nomination rights under its investor rights agreements with TBHC as further described in BBBY’s Form Schedule 13D/A filed with SEC on May 9, 2025, and exhibits thereto. Mr. Lemonis and members of the TBHC Board also discussed the composition of the TBHC Board generally and potential changes to the TBHC Board structure.
On June 2, 2025, the TBHC Board met to discuss and consider the BBBY proposals. On that same day, Susan S. Lanigan, then a member of the TBHC Board, informed TBHC that she did not intend to stand for reelection at the TBHC 2025 Annual Meeting of Shareholders, scheduled to be held on July 24, 2025 (the “2025 Annual Meeting”).
On June 3, 2025, Latham communicated to Bass Berry that BBBY intended to nominate two new directors in accordance with its rights under the investor rights agreements with TBHC and that BBBY desired to see additional composition changes to the TBHC Board, as well as continuing its discussions with members of the TBHC Board regarding potential changes to the TBHC Board. TBHC acknowledged BBBY’s concerns. On the same day, TBHC received BBBY’s formal nominations of Steve “Woody” Woodward, TBHC’s former Chief Executive Officer and a prior member of the TBHC Board, and Tamara Ward, a prior Chief Operating Officer of Camping World and a prior executive at Good Sam to serve on the TBHC Board. The nomination letter was disclosed and a copy filed with TBHC’s Current Report on Form 8-K filed with the SEC on June 6, 2025.
On June 4, 2025, Charlie Pleas, III, then a member of the TBHC Board, informed TBHC that he did not intend to stand for reelection at the 2025 Annual Meeting.
On June 6, 2025, the TBHC Board again met to evaluate and consider the transition of the TBHC Board, including the BBBY nominees and other identified new director candidates. On June 7, 2025, the TBHC Board interviewed the two BBBY nominees and two other director candidates: Neely Tamminga, a former senior research analyst at Piper Jaffray & Co. and the co-founder of Distill, a strategic advisory firm; and Eric Schwartzman, a seventeen-year veteran of the legacy Bed Bath & Beyond business and other consumer retail focused businesses. The TBHC Board determined that Mr. Woodward and Ms. Ward were acceptable BBBY nominees and that Ms. Tamminga and Mr. Schwartzman should be considered as additional nominees at the upcoming annual meeting of shareholders. In the days that followed, representatives of TBHC, TBHC Board members, and BBBY and its representatives continued to discuss a transition plan for the TBHC Board.
On June 15, 2025, the TBHC Board again met and authorized the appointment of each of Mr. Woodward, Ms. Ward, Ms. Tamminga, and Mr. Schwartzman to the TBHC Board, to be effective June 24, 2025, concurrent with the resignation of each of the then-serving independent directors. Ms. Sullivan would continue as a member of the TBHC Board. Each of the new directors would be nominated for election at the 2025 Annual Meeting and, with the exception of Mr. Woodward, was determined to be independent by the TBHC Board.
On July 24, 2025, at the 2025 Annual Meeting, TBHC shareholders approved a declassification of the TBHC Board, and elected each of the newly appointed directors to a full term. The shareholders also approved the change to the name of TBHC from “Kirkland’s, Inc.” to “The Brand House Collective, Inc.”
On August 8, 2025, the first Bed Bath & Beyond store conversion opened in Brentwood, Tennessee, achieving national media attention. The success of the store conversion indicated to TBHC and BBBY that the store conversion strategy could be successful and should be accelerated.
Following the launch of the first store conversion to Bed Bath & Beyond, TBHC and BBBY continued to discuss ways in which the store conversion efforts could be accelerated. As a result of these discussions, the parties explored various avenues of potential additional financing, including an expansion of the existing BBBY Term Loan Facility and the exercise of the purchase option under the IP Purchase Agreement. The parties also began renewed discussions regarding a potential merger of the two companies.
On August 12, 2025 and August 13, 2025, Ms. Sullivan and Mr. Lemonis met to discuss results with vendors and ongoing challenges related to payment terms due to TBHC’s operation as a standalone entity.
On August 15, 2025, Ms. Sullivan and Mr. Lemonis met to discuss the (i) timeline and approach regarding the conversion of the Nashville, Tennessee area Kirkland’s brand stores and (ii) ongoing real estate review.
Throughout the remainder of August and the first two weeks of September, representatives of TBHC, as well as Consensus and Bass Berry, engaged in negotiations with BBBY and Latham, as well as Bank of America and its counsel, regarding an expansion to the BBBY Term Loan Facility that would include new delayed-draw term loan availability as well as the execution of the Kirkland’s IP purchase right under the IP Purchase Agreement.
During the weeks of August 25 through September 8, the parties and their respective counsel engaged in drafting and negotiation of definitive agreements related to the foregoing transactions. During this time, there were also high-level discussions regarding a future potential acquisition transaction, though no definitive proposals were made by BBBY.
On August 26, 2025, Ms. Sullivan, Andrea Courtois, TBHC’s Chief Financial Officer and Mr. Lemonis met to discuss store conversion costs, capital requirements and TBHC’s liquidity status.
On August 28, 2025, TBHC management, Consensus and the TBHC Board chair discussed timing considerations regarding TBHC’s liquidity concerns and possible strategies in general terms.
On September 5, 2025, Ms. Sullivan and Mr. Lemonis discussed various topics, including potential organizational synergies and real estate matters related to store conversions, as well as liquidity matters and ongoing negotiations regarding incremental financing.
On September 15, 2025, as a result of the above discussions and following negotiations and drafting of definitive documents, TBHC and its subsidiaries entered into an amendment to the Amended and Restated BBBY Term Loan Facility which provided for a new delayed-draw term loan in the aggregate original principal amount of up to $20.0 million (the “DDTL Facility”), which BofA had required in connection with providing its consent to the consummation of transactions contemplated by the IP Purchase Agreement. The proceeds of the DDTL Facility are convertible into shares of TBHC Common Stock in accordance with the terms of the Amended and Restated BBBY Term Loan Facility.

TBHC and BBBY also entered into an amendment to the IP Purchase Agreement to amend the applicable purchase price from $5.0 million to $10.0 million. TBHC then completed the sale of the Kirkland’s IP to BBBY at the revised purchase price of $10.0 million, which was funded to TBHC on September 15, 2025. The parties also entered into certain amendments to the Collaboration Agreement and intellectual property license agreements to reflect that the Kirkland’s IP would now be owned by BBBY.
TBHC also entered into an amendment to the BofA Facility in order to permit the foregoing BBBY transactions and to revise the change of control ownership limitation with respect to BBBY from 65% to 75% of the outstanding TBHC Common Stock in the event BBBY elected to purchase additional shares of TBHC Common Stock or convert outstanding indebtedness under the BBBY Term Loan Facility. The September 15, 2025, transactions and definitive agreements are further described in TBHC’s Current Report on Form 8-K filed with the SEC on September 15, 2025, and exhibits thereto.
On September 16, 2025, TBHC announced the foregoing transactions with BBBY, including the sale of the Kirkland’s IP by press release, a copy of which was filed with TBHC’s Current Report on Form 8-K filed with the SEC on September 15, 2025. TBHC also announced plans to open five additional Bed Bath & Beyond Home stores in the greater Nashville market in fiscal 2025 and the intent to convert all Kirkland’s Home stores into Bed Bath & Beyond stores over the next twenty-four (24) months.
By this time, TBHC understood that BBBY was evaluating internally an acquisition of TBHC and potential synergies, though no proposal had been made.
On September 24, 2025, Consensus joined a regularly scheduled quarterly board meeting by video conference to provide their view on TBHC’s liquidity options. The TBHC Board also discussed the potential for an acquisition transaction, whether involving BBBY or another third party, and the requisite processes and timelines that would be involved.
From September 29, 2025 to September 30, 2025, Ms. Sullivan met with a TBHC vendor to discuss ongoing challenges related to payment terms due to TBHC’s operation as a standalone entity.
From October 1, 2025 to October 2, 2025, members of the TBHC Board visited the Nashville, Tennessee area to visit various store locations.
On October 3, 2025, BBBY contacted Consensus to discuss the possibility of an acquisition of the TBHC stock not owned by BBBY pursuant to a stock-for-stock transaction. BBBY suggested in this call that BBBY might exchange each share of TBHC Common Stock for a fixed value payable in BBBY Common Stock. During this call, BBBY discussed fixing the value of TBHC stock at $1.63 per share, which was equivalent to its closing price on September 30, 2025, and implied a 0.1665 exchange ratio taking into account the then-applicable market closing price of BBBY of $9.79 per share. Consensus inquired into BBBY’s willingness to make an all-cash offer, but BBBY said that BBBY was only interested in an equity exchange so that the combined businesses could retain a maximum cash balance in which to pursue strategic growth initiatives, including (among other things) the conversion of TBHC stores to the Bed Bath & Beyond Home store concept. Consensus then requested that BBBY consider offering a premium to TBHC’s stock price. BBBY indicated it was not inclined to do so, stating that TBHC’s stock price already reflected a market premium over its inherent value due to BBBY’s strategic involvement and the perceived access to its capital.
In addition to other customary and usual financial and structural terms, BBBY’s proposal was conditioned on TBHC accelerating the closure of money-losing stores that were not expected to be converted into Bed Bath & Beyond or other rebranded locations, and to accelerate the liquidation of inventory determined not to be utilized in a go-forward store conversion plan. BBBY’s proposal also contemplated that Bank of America would provide a commitment letter in regard to a re-financing of TBHC’s existing credit facility or that it would continue in place. BBBY’s proposal did not contemplate that BBBY would be required to repay the facility as a condition to closing.
On October 5, 2025, the TBHC Board convened a special meeting to discuss and consider the most recent BBBY proposal which had been delivered orally by BBBY. The TBHC Board consulted with Consensus and Bass Berry regarding strategic alternatives, and the probability of additional parties who would be interested in making a competitive proposal to acquire TBHC. Because of the exhaustive process conducted by Consensus to seek a strategic partner in 2024 as well as the current ownership level of BBBY and TBHC’s continued challenging financial performance, TBHC determined not to conduct another separate process in 2025 to identify a strategic partner other than BBBY. The TBHC Board authorized Consensus to continue discussions with BBBY to seek additional details and to confirm BBBY’s intent and actionable timeline. Ms. Sullivan, as a result of her potential conflict of interest in any future business combination involving BBBY given her expected continuing role with TBHC, determined to recuse herself from any material negotiations with BBBY regarding a potential acquisition transaction. The TBHC Board also considered whether to designate an independent committee of the TBHC Board for purposes of reviewing and approving any proposed transaction with BBBY. However, given the small size of the TBHC Board and limited tenure of TBHC Board members other than Ms. Sullivan, it was determined that the TBHC Board would continue to operate both as an entire board, as well as in independent director sessions, with respect to the review and potential approval of such a transaction.
On October 6, 2025, Consensus confirmed in writing the proposal previously delivered by Mr. Lemonis orally.
On October 9, 2025, the TBHC Board convened a special meeting, inclusive of Consensus and Bass Berry, to further discuss and evaluate the BBBY proposal. The TBHC Board authorized Consensus and TBHC’s management to pursue a more detailed and actionable proposal from BBBY, including clarity around (i) potential exchange ratios for purposes of a stock-for-stock merger, (ii) store closures and (iii) inventory liquidation requirements. The THBC Board also directed management to assess the working capital needs to effect such proposal while continuing to undertake store conversions during a pre-closing period, as well as how BBBY planned to address the BofA Facility, whether by assumption of such indebtedness or a refinancing, in order to obtain Bank of America’s requisite consent to the proposed transaction.
On October 11, 2025, BBBY informed Consensus that the BBBY Board had authorized BBBY’s management to pursue further discussions and negotiations regarding a potential merger transaction.
Throughout the following weeks, representatives from TBHC and BBBY engaged in more detailed conversations and negotiations regarding a potential stock-for-stock merger transaction. Bass Berry and Latham also engaged in discussions regarding certain potential terms, including requisite shareholder approval of any business combination transaction involving BBBY and the need to obtain financing commitments from Bank of America or another bank regarding TBHC’s outstanding debt.
On October 19, 2025, the TBHC Board convened a special meeting, inclusive of Consensus and Bass Berry to further discuss and evaluate the BBBY proposal. Consensus updated the TBHC Board on recent discussions with Mr. Lemonis as well as communications with Bank of America. The TBHC Board also discussed with Consensus whether other parties, including those that participated in merger and take private conversations with TBHC and Consensus previously would be interested in participating in or pursuing a strategic transaction with TBHC at this juncture and concluded that TBHC’s recent financial performance and dire liquidity situation made any such conversations unlikely to result in an actionable proposal and potentially damaging to TBHC’s vendor relationships should potential counterparties not honor confidentiality agreements.
On October 23, 2025, Latham communicated to Bass Berry that it was beginning to work on a draft Merger Agreement and intended to deliver a draft in the coming days.
On October 23 and 24, 2025, BBBY delivered a detailed due diligence agenda and document request for financial projections and analysis.
On October 24, 2025, Consensus, Mr. Lemonis and Ms. Sullivan met with representatives of Bank of America to discuss the proposed BBBY merger transaction and the potential for Bank of America to engage with BBBY and TBHC to provide an amended and restated asset-based credit facility to fund store conversions and operations in a hypothetical post-merger scenario. Bank of America indicated orally that it would consider participating in a five-year amended revolving credit facility following a potential transaction, subject to review of consolidated projections and negotiation of other terms and conditions.
Throughout the week of October 26, 2025, the parties continued to engage in conversations and negotiations regarding the proposed merger transaction.
On October 30, 2025, Latham delivered to Bass Berry an initial draft of the Merger Agreement.
Over the course of the following week, Latham and Bass Berry exchanged drafts of the Merger Agreement and ancillary documents. Discussions were also held with outside counsel to Bank of America to discuss the receipt of Bank of America’s consent to the transaction and whether the bank would be able to provide a commitment letter concurrent with the signing of a Merger Agreement with respect to a post-merger credit facility. Discussions also focused on working capital requirements for TBHC during a pre-merger period taking into account potential store liquidations and decreased borrowing base under the BofA Facility that would occur as a result.

On November 4, 2025, various conference calls were convened among all parties, including Bank of America and its outside counsel. Over the days that followed, it became apparent that while Bank of America was supportive of the combined companies, it would not be able to provide a binding commitment letter for a post-merger facility until it had received consolidated pro-forma financial diligence and completed customary underwriting, which, while in process, had not been completed.
On November 6, 2025, TBHC and Consensus met with BBBY to discuss TBHC’s interim financing needs, taking into account BBBY’s proposed store closures and conversion acceleration and the impact such activities would have on TBHC liquidity.
Over the following weeks, the parties continued to negotiate and exchange drafts of the Merger Agreement and ancillary documents, including amendments to the BBBY Term Loan Facility and a form of Bank of America consent letter. During this period, key issues negotiated with respect to the Merger Agreement included representations and warranties, covenants related to the conduct of the TBHC’s and BBBY’s respective businesses prior to closing, the non-solicitation covenant, debt financing obligations and the extent to which a refinancing of the senior secured credit facility would be a condition to closing, and if so, the applicable termination rights of each party. The parties also negotiated (i) a covenant from BBBY to support and vote for the transaction, (ii) the required thresholds for the shareholder approval and (iii) the effects of termination, including the amount of the termination fee (based on a percentage of the transaction’s equity value (excluding for the purposes of such calculation equity already owned by BBBY and its affiliates)) and the circumstances under which the termination fee would be payable to BBBY. The parties also evaluated potential conflicts of interest given BBBY’s investment in TBHC and TBHC Board nominees, and considered the appropriate voting standards for approval of the proposed merger to ensure fairness to TBHC shareholders.
Consensus also continued to have conversations with representatives of BBBY regarding merger price and effective exchange ratio. BBBY’s representatives expressed concern over the challenges that continued to face TBHC, including its recent financial performance and capital shortfalls, and indicated BBBY may propose an exchange ratio that reflected a discount to the then-current TBHC Common Stock price. Consensus, with direction of the TBHC Board, continued to negotiate for an exchange ratio that took into account prevailing market prices, and would include a trailing average stock price of both companies given the market volatility affecting both parties’ stocks.
The parties also continued to negotiate with Bank of America regarding proposed terms for a post-merger amendment and restatement of the existing credit facility, as well as working capital requirements and the extent to which BBBY would commit to funding any working capital requirements that arose during the pre-closing period.
The parties also continued to engage in due diligence review, including legal and financial diligence of the respective parties.
The TBHC Board received regular updates from TBHC management, Consensus and Bass Berry regarding the status and scope of these discussions and negotiations.
On November 14, 2025, Bass Berry and Consensus provided an update to the TBHC Board regarding the status of negotiations and definitive agreements. Key outstanding topics included requirements for Bank of America’s consent, interim financing requirements, a voting commitment from BBBY, the requisite shareholder approval thresholds and the applicable exchange ratio. Consensus also updated the TBHC Board with respect to its ongoing financial analysis in preparation for the delivery of its fairness opinion.
On November 18, 2025, BBBY confirmed that it would fund $10.0 million of the DDTL Facility concurrent with the execution of a Merger Agreement and increase the unfunded commitments under the DDTL Facility by $10.0 million for a total outstanding commitment of $30.0 million.
On November 18, 2025, Bank of America, through its outside counsel, delivered a form of engagement letter with respect to a senior asset-based revolving credit facility of $90,000,000 to Kirkland’s Stores, Inc., TBHC’s operating subsidiary, and certain of its subsidiaries upon and subject to the terms and conditions set forth in this engagement letter and other terms to be negotiated. While the engagement letter was non-binding, TBHC believed that it indicated Bank of America’s interest in entering into an amended-and-extended credit agreement with the parties contemporaneously with the closing the Merger.
In the days that followed, Bass Berry and Latham worked to finalize the Merger Agreement and BBBY Term Loan Facility-related documents. A form of amendment to the BofA Facility was also negotiated and finalized which consented to the execution of the Merger Agreement, the funding of the additional financing from BBBY and other amendments. Notably, Bank of America did not consent to the consummation of the proposed merger, but provided verbal assurance that it intended to engage in good faith negotiations with BBBY and TBHC with regard to an amended and restated credit facility on market terms with respect to a post-merger entity consistent with the previously provided engagement letter. The parties also continued to engage in due diligence review, including legal and financial diligence of the respective parties, and counsel discussed the disclosure schedules to the draft Merger Agreement in an effort to finalize them.
On November 20, 2025, Consensus met with Mr. Lemonis to negotiate the exchange ratio for TBHC Common Stock in the Merger. They agreed that both parties would take back to their respective boards of directors the proposal to use an exchange ratio applying a volume weighted average price for each company over the thirty trading days prior to and including November 20. This negotiation resulted in a 0.1993 fixed exchange ratio for TBHC shareholders under the Merger Agreement, which was ultimately approved by each of TBHC’s and BBBY’s board of directors.
On November 21, 2025, the TBHC Board convened a special meeting to discuss the status of the proposed merger transaction with BBBY. Consensus delivered its financial analysis and fairness opinion presentation. The TBHC Board reviewed the process for pursuing strategic alternatives, including the steps taken and considered from the beginning of the 2024 process until November 21, 2025. Bass Berry and Consensus reviewed with the TBHC Board the details of the process conducted over that time, including the number of potential strategic and financial parties approached, and the content of discussions and negotiations with interested parties. The TBHC Board also considered that TBHC had successfully negotiated a “fiduciary out” provision in the Merger Agreement, which would permit TBHC to terminate the Merger Agreement to accept a superior proposal with the payment of a termination fee that the TBHC Board determined was in a customary market range in the event such a proposal materialized.
Representatives of Consensus and Bass Berry updated the TBHC Board on the finalization of the transaction documents and summarized the terms and conditions. Consensus also delivered its fairness opinion to the TBHC Board orally, which was later confirmed in writing, that, based upon and subject to the various assumptions, qualifications, limitations and other matters set forth in its fairness opinion, and the matters considered and limitations, qualifications and conditions on the review undertaken in connection therewith, as of November 21, 2025, the merger consideration to be received by the holders of TBHC Common Stock, other than Consensus or its affiliates, pursuant to the Merger Agreement was fair, from a financial point of view, to such holders of TBHC Common Stock. Among other factors, Consensus noted to the TBHC Board its belief that TBHC’s equity had little to no value from a financial point of view as of the date of Consensus’s opinion, and that TBHC’s stock price likely reflected the prospects of an acquisition by, or a long-term turnaround funded with resources from, BBBY. Consensus noted that BBBY has unique reasons to acquire TBHC (its desire for a store fleet, retail workforce in place, enhanced store merchandising competency, etc.), and this industrial logic may have contributed to the markets assuming BBBY would either: (i) acquire the remaining shares of TBHC Common Stock not currently owned by BBBY or (ii) continue to support TBHC financially for the foreseeable future. However, in the absence of an acquisition or BBBY’s continued financial support, TBHC faced a substantial risk of a near-term default on its senior secured credit facility and the prospect of liquidation.
TBHC Board members engaged in extended discussions and deliberations regarding the Merger Agreement and details of the proposed transaction. The TBHC Board then authorized and directed Bass Berry to finalize all remaining definitive documents consistent with the terms discussed, and agreed to reconvene once final documents were prepared for approval.
After the TBHC Board meeting, overnight on November 21 continuing until November 23, Latham and Bass Berry finalized the disclosure schedules and the Merger Agreement as directed by the TBHC Board. Documents related to the BBBY Term Loan Facility amendments and the form of consent and amendment from Bank of America were also finalized and delivered.
On November 23, 2025, BBBY communicated to TBHC that the BBBY Board had approved the transaction and the Merger Agreement.
On November 23, 2025, the TBHC Board reconvened with Bass Berry to consider the Merger Agreement and related transactions for approval. After further deliberations, the members of the TBHC Board, after due consideration of its fiduciary duties under applicable law, resolved by a unanimous vote of the independent members of the TBHC Board, a unanimous vote of the non-executive members of the TBHC Board, and a unanimous vote of all members of the TBHC Board, that the Merger Agreement and the other agreements contemplated by any of the foregoing (collectively, the “transaction agreements”) and the transactions contemplated thereby (collectively, the “Merger”), were approved and declared advisable, fair to, and in the best interests of TBHC and its shareholders, and the form, terms, provisions, and conditions of the transaction agreements were adopted and approved, and the consummation of the Merger was approved. The TBHC Board recommended, subject to the ability of TBHC to make an Adverse Recommendation Change (as defined in and subject to the conditions set forth in the Merger Agreement) pursuant to and in accordance with the Merger Agreement, that the shareholders of TBHC approve the Merger Agreement and the transactions contemplated thereby.
On November 24, 2025, Consensus delivered in writing its fairness opinion which had previously been delivered orally.
Later that day, following receipt of Bank of America’s consent with respect to the execution of the Merger Agreement, the Merger Agreement was executed by BBBY and TBHC. The parties also entered into an amendment to the Amended and Restated BBBY Term Loan Facility, pursuant to which the DDTL Facility was increased from $20.0 million to $30.0 million. Concurrently with the amendment, BBBY funded $10.0 million of the DDTL Facility.
On November 25, 2025, before the opening of trading on the Nasdaq and NYSE, respectively, TBHC and BBBY issued a joint press release announcing the execution of the Merger Agreement. The Merger Agreement and financing related transactions and definitive agreements are further described in TBHC’s Current Report on Form 8-K filed with the SEC on November 25, 2025, and exhibits thereto.
The TBHC Board and its Reasons for the Merger
In evaluating the Merger Agreement and the Merger, the TBHC Board regularly consulted with TBHC’s senior management, its outside legal advisor, Bass Berry, and its financial advisor, Consensus.
In reaching its decision that, as of November 23, 2025, the Merger, according to the terms of the Merger Agreement, is advisable, fair to, and in the best interest of TBHC and its shareholders, and in reaching its recommendation that the shareholders approve the Merger and the Merger Agreement, the TBHC Board considered a number of factors, including the following material factors and benefits of the Merger, which the TBHC Board viewed as supporting its recommendation:
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TBHC’s Operating and Financial Condition. The TBHC Board’s knowledge and familiarity with TBHC’s business, the industry in which it operates, and the challenges it was experiencing, including its current and historical financial condition and results of operations, competitive position, properties and assets, as well as TBHC’s business strategy and prospects, in light of the current and prospective economic environment, including TBHC’s working capital challenges and limitations as well as declining credit ratings with vendors.

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TBHC’s Inability to Raise Additional Capital Through Ordinary Means. TBHC had conducted a widespread strategic review process throughout 2024, canvassing a large number of both strategic and financial sponsors, which resulted in limited interest and no actionable proposals (other than the proposal from BBBY). The TBHC Board considered the fact that its ability to access senior secured capital had already reached reasonable capacity and in addition determined that it could not reasonably raise equity capital through public markets as a result of TBHC’s relatively small market cap, declining revenue base, negative operating income and accumulating net losses.

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Prospects of TBHC as an Independent Company. The TBHC Board’s evaluation of TBHC’s long-term strategic plan, including its ability to execute on its intended business transformation plan without a material capital commitment from a third party, and the related execution risks and uncertainties (including the risk factors set forth in TBHC’s Annual Report on Form 10-K for the year ended February 1, 2025), and its weighing of the prospects of achieving long-term value for its shareholders through execution of TBHC’s strategic business plan alone against the prospective benefits to shareholders which could be realized through a business combination with a strategic partner in the Merger.

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Unpredictability of Future Operating Results. The TBHC Board’s assessment, after discussions with TBHC’s management and advisors, of the risks of remaining an independent company and pursuing TBHC’s strategic plan, including risks relating to the effect of competition in TBHC’s markets, and other risks and uncertainties relating to the financial markets, the economy and the home goods retail industry.

•	Recent Positive Traction of Store Conversions. The TBHC Board’s assessment, after discussions with TBHC’s management and advisors, that the recent store conversions to Bed Bath & Beyond were achieving initial positive results and the belief that such trends could continue if TBHC had access to sufficient working capital necessary to finance an accelerated store conversion strategy and a higher profile marketing campaign, and that the stock-for-stock consideration in the Merger allowed TBHC shareholders to continue to participate in such anticipated outcomes.
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Working Capital Requirements. The fact that successful execution of TBHC’s store-conversion strategy and omni-channel retail operations will require increased access to working capital, including vendor credit and reasonable terms related to the purchase of adequate supplies of inventory, which access had become limited as a result of TBHC’s financial challenges. If the Merger is not completed and TBHC is unable to secure an alternative long-term working capital source, TBHC may experience a reduction or discontinuation of operations for the foreseeable future, and in the absence of such financial support, TBHC may incur a substantial risk of a near-term default on its senior secured credit facility and the prospect of liquidation.

•
Liquidity Needs and Going Concern Challenges. The TBHC Board considered the uncertainty of TBHC’s ability to meet its current operating and capital expenses, including the fact that its independent registered public accounting firm’s report for the year ended February 1, 2025, includes an explanatory paragraph as to TBHC’s ability to continue as a going concern. If the Merger or a successful alternative transaction is not completed and TBHC is unable to secure an amendment to, or a replacement of, its existing credit facility, the presence of the going concern description in its financial statements may continue and may have an adverse impact on TBHC’s ability to operate its business and could make it challenging and difficult to raise additional financing, all of which could have a material adverse impact on TBHC’s business and prospects. In such event, if the TBHC Board believed that if TBHC was unable to obtain a waiver from its lenders, TBHC’s lenders could instruct the administrative agent under such credit facilities to exercise available remedies, including declaring the principal of and accrued interest on all outstanding indebtedness immediately due and payable and terminating all remaining commitments and obligations under the credit facilities. Although the lenders under TBHC’s credit facilities may waive the defaults or forbear the exercise of remedies, the lenders are not obligated to do so. Failure to obtain such waivers would have a material adverse effect on TBHC’s liquidity, financial condition, and results of operations and may result in filing a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in order to implement a restructuring plan, which would be unlikely to result in any benefit to TBHC’s shareholders.

•
Review of Strategic Alternatives. The TBHC Board’s extended consideration of strategic alternatives beginning in 2024 and thereafter, including, among others, remaining an independent company and pursuing TBHC’s business transformation plan, or pursuing a strategic transaction with or the sale of TBHC to another party, including those that expressed interest prior to the execution of the Merger Agreement, and the TBHC Board’s belief, after a review of the proposals and discussions with TBHC’s management and advisors, that the value offered to shareholders in the Merger, combined with their assessment concerning the certainty of closing, was more favorable to the shareholders of TBHC than the potential value that might have resulted from other strategic opportunities reasonably available to TBHC, including remaining an independent company, or pursuing any transaction that involved a restructuring or liquidation of the business, which the TBHC Board determined to be unlikely to result in any benefit to TBHC shareholders.

•
Equity Consideration. The fact that the consideration consists solely of shares of freely-tradeable BBBY Common Stock, providing TBHC’s shareholders with the ability to share in the future value created by the combined companies, as well as providing TBHC shareholders with access to a stock with greater market liquidity as a result of a higher public float and significantly higher average trading volumes.

•
The Exchange Ratio Offered. The exchange ratio of 0.1993 ultimately agreed to by the parties ensured that TBHC shareholders would receive a generally fixed percentage of ownership of BBBY in the transaction, and while the implied value at the time the Merger Agreement was executed was lower than prevailing market prices, the TBHC Board believed the exchange ratio fairly took into account mutual volatility of TBHC’s and BBBY’s prevailing stock prices by applying a volume weighted average price in determining the exchange ratio, and was more beneficial to TBHC shareholders than other proposals made by BBBY during the course of negotiations.

•
Likelihood of Completion. The belief of the TBHC Board that the Merger is reasonably likely to be completed, based on, among other things, the commitment to the prospects of combined companies demonstrated by BBBY through its continued support of TBHC, which included more than $50.0 million in capital invested or lent to TBHC in the form of convertible term loans between October 2024 and November 2025, the financial strength of BBBY, which included $167.0 million in unrestricted cash as of September 30, 2025, the indications by its delivery of an engagement letter that Bank of America intended to engage in negotiations with respect the requisite financing conditions set forth in the Merger Agreement, and the terms of the Merger Agreement regarding the obligations of both companies to pursue such financing, in each case, as compared to alternatives considered by the TBHC Board.
•
Extensive Process. The extensive nature of the strategic alternatives process conducted by TBHC over the course of many months, together with its financial and legal advisors, in soliciting and evaluating alternative scenarios for TBHC, and the TBHC Board’s determination that BBBY’s proposal represented the best value reasonably available and most likely to result in accretive benefits to TBHC’s shareholders, based on the TBHC Board’s expectation as to the certainty of closing the Merger, based on the operational commitments and financial strength of BBBY, and the likelihood of closing in an expeditious manner based on the status of the negotiations of the Merger.

•
Advisors. The fact that TBHC’s legal and financial advisors were involved throughout the process and negotiations and updated the TBHC Board directly and regularly, which provided the TBHC Board with additional perspectives on the negotiations in addition to those of management.

•
Negotiations with BBBY. The course of discussions and negotiations between TBHC and BBBY, commitments made by BBBY in connection with those negotiations, and the TBHC Board’s belief based on these negotiations, that BBBY’s proposal represented the greatest amount of consideration that BBBY was willing to pay and that these were the most favorable terms to TBHC to which BBBY was willing to agree.

•
Opinion of Consensus. The opinion delivered verbally to the TBHC Board on November 21, 2025, and later confirmed in writing, by Consensus that, based upon and subject to the limitations and assumptions set forth in its written opinion, the merger consideration to be paid to TBHC’s shareholders pursuant to the Merger under the Merger Agreement was fair, from a financial point of view, to such shareholders, and the related financial analyses performed by Consensus.

•
Unanimous Determination of TBHC Board Members. The fact that the members of the TBHC Board were unanimous in their determination to recommend that the shareholders approve the Merger and the Merger Agreement.

•
Customary Conditions; Specific Enforcement. The fact that the terms and conditions of the Merger Agreement minimize, to the extent reasonably practicable, the risk that a condition to the Merger would not be satisfied and TBHC’s ability to specifically enforce BBBY’s obligations, including the obligations to consummate the Merger, under the Merger Agreement.

•
Ability to Withdraw or Change Recommendation. The TBHC Board’s ability under the Merger Agreement to withdraw or modify its recommendation in favor of the Merger under certain circumstances, including its ability to terminate the Merger Agreement in connection with a superior offer (as specified in the Merger Agreement and subject to the conditions set forth therein), subject to payment of a termination fee of approximately $1,000,000, and the TBHC Board’s determination that the termination fee is within the customary market range of termination fees for transactions of this type.

The TBHC Board also considered a variety of uncertainties and risks in its deliberations concerning the Merger Agreement and the Merger, including the following:
•
Financing Conditions. The TBHC Board considered the fact that BBBY would not provide an equity commitment or backstop to a debt financing arrangement and that the closing of the Merger would be conditioned on the subsequent consent of Bank of America, which would likely require either the repayment in full at such closing of the outstanding Bank of America senior secured credit facility, or the execution of a new or restated senior secured credit facility with Bank of America. While this was determined to be a material and undesirable condition to the closing of the Merger because TBHC does not have adequate capital to refinance this indebtedness independently, the TBHC Board believed that there was a reasonable probability that the condition could be satisfied taking into account all available information, including the obligations of BBBY and TBHC to use their respective commercially reasonable efforts to satisfy such condition, and the delivery of a written engagement letter from Bank of America, indicating its intent to negotiate with the parties during the pre-closing period.

•
Risks Related to Store Conversions. The fact that the positive results from the initial store conversions to Bed Bath & Beyond could be short-term and not able to be replicated at a large scale, even with greater access to capital for accelerated conversions within new markets and a capitalized marketing campaign.

•
Effect of Failure to Complete Transactions. If the Merger is not consummated, the trading price of TBHC Common Stock could be adversely affected, TBHC will have incurred significant transaction and opportunity costs attempting to consummate the Merger, TBHC may have lost customers, suppliers, business partners and employees after the announcement of the Merger Agreement, TBHC’s business may be subject to disruption, the market’s perceptions of TBHC’s prospects could be adversely affected and TBHC’s directors, officers and other employees will have expended considerable time and effort to consummate the Merger. In addition, if the Merger is not completed and TBHC is unable to secure an alternative long-term financing partner, TBHC may experience a material adverse effect on its liquidity, financial condition, and results of operations and may result in filing a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in order to implement a restructuring plan, which would be unlikely to result in any benefit to TBHC’s shareholders.

•
Interim Restrictions on Business. The restrictions in the Merger Agreement on the conduct of TBHC’s business prior to the consummation of the Merger, requiring TBHC to operate its business in the ordinary course of business and subject to other restrictions, other than with the consent of BBBY, may delay or prevent TBHC from undertaking business opportunities that could arise prior to the consummation of the Merger.

•
Restrictions on Soliciting Proposals; Termination Fee. The restrictions in the Merger Agreement on the active solicitation of competing proposals and the requirement, under the Merger Agreement, that TBHC pay, if the Merger Agreement is terminated in certain circumstances, a termination fee of approximately $1,000,000, which fee may deter third parties from making a competing offer for TBHC prior to the consummation of the Merger and could impact TBHC’s ability to engage in another transaction for up to one year if the Merger Agreement is terminated in certain circumstances.

•
Dissenters’ Rights. TBHC’s shareholders are not entitled to assert dissenters’ rights in connection with the Merger under the TBCA so long as TBHC Common Stock remains listed on the Nasdaq prior to the effective time.

•	Potential Conflicts of Interest. The executive officers and directors of TBHC may have interests in the Merger that are different from, or in addition to, those of TBHC’s shareholders.
The foregoing discussion of the factors considered by the TBHC Board is not intended to be exhaustive, but does set forth the principal factors considered by the TBHC Board. The members of the TBHC Board collectively reached the unanimous conclusion to approve the Merger and the Merger Agreement in light of the various factors described above and other factors that each member of the TBHC Board deemed relevant. In view of the wide variety of factors considered by the members of the TBHC Board in connection with their evaluation of the Merger and the complexity of these matters, the TBHC Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. The TBHC Board made its decision based on the totality of information presented to and considered by it. In considering the factors discussed above, individual directors may have given different weights to different factors.
Recommendation of TBHC’s Board
The TBHC Board unanimously recommends that you vote “FOR” the Merger Proposal. The TBHC Board also recommends that you vote “FOR” the Merger-Related Compensation Proposal and “FOR” the Adjournment Proposal.
In considering the recommendation of the TBHC Board with respect to adoption of the Merger Agreement, TBHC shareholders should note that TBHC directors and executive officers have certain interests in the Merger that may be different from, or in addition to, the interests of shareholders of TBHC generally. The TBHC Board was aware of these interests and considered them, among other matters, in approving the Merger and the Merger Agreement. For more information, please see the section titled “The Merger—Interests of TBHC’s Directors and Executive Officers in the Merger.”
Opinion of TBHC’s Financial Advisor
The TBHC Board has engaged Consensus as the TBHC Board’s financial advisor in connection with the proposed Merger. In connection with this engagement, the TBHC Board requested that Consensus render an opinion to the TBHC

Board regarding the fairness, from a financial point of view, to the holders of shares of TBHC Common Stock (other than BBBY, Merger Sub and their affiliates) of the Merger consideration provided for in the Merger Agreement. On November 21, 2025, at a meeting of the TBHC Board held to evaluate the Merger, Consensus rendered an oral opinion, which was confirmed by delivery of a written opinion dated November 24, 2025, to the TBHC Board to the effect that, as of that date and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken described in its opinion, the Merger consideration provided for in the Merger Agreement was fair, from a financial point of view, to the holders of shares of TBHC Common Stock (other than BBBY, Merger Sub and their affiliates).
The full text of Consensus’s written opinion, dated November 24, 2025, which describes the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken, is attached to this proxy statement/prospectus as Annex B and is incorporated by reference herein in its entirety. The description of Consensus’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Consensus’s opinion. Consensus’s opinion and advisory services were intended for the benefit and use of the TBHC Board (in its capacity as such) in connection with its evaluation of the Merger consideration from a financial point of view and did not address any other terms, aspects or implications of the Merger. Consensus’s opinion did not constitute a recommendation as to the course of action that TBHC (or the TBHC Board or any committee thereof) should pursue in connection with the Merger or otherwise address the merits of the underlying decision by TBHC to engage in the Merger, including in comparison to other strategies or transactions that might be available to TBHC or which TBHC might engage in or consider. Consensus’s opinion does not constitute advice or a recommendation to any securityholder or other person as to how to vote or act on any matter relating to the Merger or otherwise.
Consensus’s opinion reflected and gave effect to Consensus’s general familiarity with TBHC and BBBY and the industries in which TBHC and BBBY operate as well as information that Consensus received during the course of its assignment, including information provided by the management of TBHC in the course of discussions relating to the Merger as more fully described below. In arriving at its opinion, Consensus did not make an independent evaluation or appraisal of the properties, assets and liabilities (including any contingent, derivative or off-balance sheet assets or liabilities) of TBHC or BBBY (or any other party to the Merger), or any of their respective subsidiaries, and Consensus was not provided with any such evaluation or appraisal, other than two chain-wide inventory appraisals conducted on behalf of TBHC’s senior secured lender by an independent, nationally recognized inventory appraisal specialist in March 2025 and October 2025, respectively. Further, Consensus did not study, and was not provided access to non-public information about, BBBY’s non-retail assets, specifically its blockchain investments, and therefor Consensus expressed no opinion on their value.
In arriving at its opinion, Consensus, among other things:
•	reviewed a draft, dated November 24, 2025, of the Merger Agreement;
•	reviewed certain publicly available business and financial information relating to TBHC and BBBY and the industries in which they operate;
•
reviewed certain other information relating to the historical, current and future business, financial condition, results of operations and prospects of TBHC made available to Consensus by TBHC, including projections with respect to the future financial performance of TBHC prepared and provided to Consensus by TBHC management (referred to in this section as the “TBHC projections”) and the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (referred to in this section as the “Merger synergies”);

•	reviewed the November 17, 2025 draft Merger integration financial model prepared by BBBY’s financial advisor in coordination with BBBY’s and TBHC’s management teams;
•
held discussions with certain members of management of TBHC and BBBY, as well as with representatives of TBHC’s senior secured lender, and certain of TBHC’s advisors regarding the business, financial condition, results of operations and prospects of TBHC, the effects of the Merger on the financial condition and future prospects of TBHC and certain other matters Consensus believed necessary or appropriate to its inquiry;

•
compared the financial and operating performance of TBHC with publicly available information concerning certain other companies Consensus deemed relevant and reviewed the current and historical market prices of the TBHC Common Stock and certain publicly traded securities of such other companies;

•	reviewed the financial terms of certain recent business transactions that Consensus deemed relevant;
•	reviewed the reported price and trading activity for the TBHC Common Stock and the BBBY Common Stock;
•
reviewed the November 18, 2025 draft of the engagement letter from TBHC’s senior secured lender indicating its interest in entering into an amended-and-extended credit agreement with the parties contemporaneously with the closing the Merger; and

•	conducted such other studies, analyses and investigations, and reviewed other information, as Consensus deemed appropriate.
In rendering its opinion, Consensus relied upon and assumed, with TBHC’s consent and without independent verification, the accuracy and completeness of all the financial, accounting, legal, tax, regulatory and other data, material and other information provided to, discussed with or reviewed by Consensus. Consensus also relied upon the assurances of TBHC’s management that they were not aware of any facts or circumstances that would make such information inaccurate or misleading.
With respect to the TBHC projections and Merger synergies provided to and examined by Consensus, which Consensus was directed to utilize for purposes of its analyses and opinion, it should be noted that projecting future results and synergies of any company or business combination is inherently subject to uncertainty. However, Consensus was advised by TBHC management, and Consensus assumed, that such TBHC projections and Merger synergies were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of TBHC’s and BBBY’s management. At TBHC’s direction, Consensus further assumed that the TBHC projections and Merger synergies provide a reasonable basis on which to evaluate TBHC and the Merger. Consensus assumed no responsibility for, and expressed no opinion as to, any such TBHC projections or Merger synergies or the assumptions on which they were made.
Consensus also assumed that the Merger and the other transactions contemplated by the Merger Agreement qualify as a tax-free reorganization for U.S. federal income tax purposes and would be consummated as described in the Merger Agreement. With TBHC’s consent, Consensus did not study the possible impact of the availability and treatment of certain tax attributes of TBHC, and Consensus assumed for purposes of its analysis that the tax attributes reflected in the TBHC projections are valid and achievable. Consensus also did not study the impact of new corporate tax laws on the TBHC projections and assumed for purposes of its analysis that the TBHC projections properly account for the current state of tax law and that TBHC’s tax status would not change over the life of TBHC projections.
Consensus did not express any opinion as to any tax or other consequences that might result from the Merger, or any legal, tax, regulatory, accounting, insurance, executive compensation, environmental or other similar matters (and Consensus relied, at TBHC’s direction, upon the assessments of other representatives of TBHC as to such matters). Consensus’s opinion only addressed the fairness, from a financial point of view, to the holders of shares of TBHC Common Stock (other than BBBY, Merger Sub and their affiliates) of the Merger consideration pursuant to the Merger Agreement. Consensus did not express any view on, and its opinion did not address, any other term, aspect or implication of the Merger Agreement or the transactions contemplated thereby or any term, aspect or implication of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with such transactions, including: the form, structure or any other portion or aspect of the Merger; the fairness of any portion or aspect of the Merger to the holders of any class of securities, creditors or other constituencies of TBHC, BBBY or any other party (other than the holders of shares of TBHC Common Stock in the manner set forth in Consensus’s opinion); whether or not TBHC, BBBY or any other party to the Merger Agreement is receiving or paying reasonably equivalent value in the Merger; the fairness of any portion or aspect of the Merger to any one class or group of TBHC’s, BBBY’s or any other party’s security holders or other constituents vis-a-vis any other class or group of TBHC’s, BBBY’s or such other party’s security holders or other constituents or the fairness of the allocation of any consideration amongst or within classes or groups of security holders or other constituents; or the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation or consideration payable to, or received by, any advisors, managers, officers, directors or employees of any party to the Merger, any class of such persons or any other party (including any creditors), relative to the Merger consideration or otherwise. Consensus also did not express any opinion as to the prices at which the TBHC Common Stock or BBBY Common Stock will trade at any time or as to the impact of the transactions contemplated by the Merger Agreement on the solvency, creditworthiness or fair value of TBHC, BBBY or any other participant in the Merger, or the ability of any such party to pay their respective obligations when they come due.

Further, Consensus’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Consensus as of, the date of its opinion. It should be understood that subsequent developments may affect the conclusion expressed in Consensus’s opinion and that Consensus assumes no responsibility for updating, revising, reaffirming or withdrawing its opinion based on circumstances, developments or events occurring after the date of such opinion. As the TBHC Board was aware, the credit, financial and stock markets have experienced significant volatility, and Consensus expressed no opinion or view as to any potential effects of such volatility on TBHC, BBBY or the Merger.
Consensus assumed, on advice of TBHC, that representations and warranties made by TBHC, BBBY and Merger Sub in the Merger Agreement and the related agreements were and will be true and correct in all respects material to Consensus’s analysis, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger would be obtained within the constraints contemplated in the Merger Agreement and without any adverse effect on (or incremental expense to) TBHC, BBBY or any other party to the Merger Agreement, or on the expected benefits of the Merger in any way meaningful to Consensus’s analysis, and that the Merger would be consummated in accordance with the terms of the Merger Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof, the effect of which would be in any way meaningful to Consensus’s analysis. In addition, Consensus assumed, with TBHC’s consent, that the final executed Merger Agreement would not differ from the draft reviewed by Consensus in any respect meaningful to its analyses or opinion. It should be noted that, as of the date of Consensus’s opinion, TBHC and BBBY did not have (and as of the date of this proxy statement/prospectus, TBHC and BBBY do not have) a commitment letter from a lender to amend-and-extend or refinance TBHC’s existing credit facility, and that because TBHC does not have adequate capital to refinance this indebtedness independently, a new or amended credit facility from one or more lenders (or an election by BBBY to repay such indebtedness as contemplated by the Merger Agreement) is a condition to closing the Merger.
In connection with its opinion, Consensus performed a variety of financial and comparative analyses, including those described below. The summary of the analyses below and certain factors considered is not a comprehensive description of all analyses undertaken or factors considered by Consensus. The preparation of a financial opinion or analysis is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion and analyses are not readily susceptible to summary description. Consensus arrived at its opinion based on the results of all analyses undertaken and assessed as a whole and did not draw in isolation conclusions from or with regard to any one factor or method of analysis. Accordingly, Consensus believes that the analyses and factors summarized below must be considered as a whole and in context. Consensus further believes that selecting portions of the analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses and factors, could create a misleading or incomplete view of the processes underlying Consensus’s analyses and opinion.
In performing its financial analyses, Consensus considered industry performance, general business and economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of TBHC and BBBY. No company, business or transaction reviewed is identical or directly comparable to TBHC or BBBY, their respective businesses or the Merger and an evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies, businesses or transactions reviewed. The estimates of the future performance of TBHC and BBBY underlying Consensus’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by such analyses. These analyses were prepared solely as part of Consensus’s analysis of the fairness, from a financial point of view, of the Merger consideration and were provided to the TBHC Board in connection with the delivery of Consensus’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the assumptions and estimates used in, and the reference ranges resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as the views of Consensus regarding the actual value of TBHC and BBBY.
Consensus did not recommend that any specific consideration constituted the only appropriate consideration in the Merger. The type and amount of consideration payable in the Merger was determined through negotiations between TBHC and BBBY, rather than by any financial advisor, and was approved by the TBHC Board. The decision of TBHC to enter into the Merger Agreement was solely that of the TBHC Board. Consensus’s opinion and analyses were only one of many factors considered by the TBHC Board in its evaluation of the proposed Merger and the Merger consideration and should not be viewed as determinative of the views of the TBHC Board or management with respect to the Merger or the consideration provided for in the Merger.
Financial Analysis
The summary of the financial analyses described in this section entitled “—Financial Analysis” is a summary of the material financial analyses discussed with the TBHC Board and provided to it by Consensus in connection with its opinion, dated November 24, 2025. The summary set forth below is not a comprehensive description of all analyses and discussions with the TBHC Board undertaken by Consensus in connection with its opinion, nor does the order of the analyses in the summary below indicate that any analysis was given greater weight than any other analysis (except as otherwise stated). The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Consensus, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Consensus. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Consensus. Future results may differ from those described and such differences may be material. Except as otherwise noted, financial data utilized for TBHC in the financial analyses described below were based on certain internal financial forecasts (including the TBHC projections), estimates and other financial and operating data relating to TBHC provided to or discussed with Consensus by the management of TBHC, referred to in this section as the “TBHC financial information.”
In connection with reviewing and considering the financial analyses performed by Consensus, it should be noted that TBHC has, since October 2024, become reliant on BBBY for cash infusions, and since February 2022, TBHC has reported cumulative negative operating income of over $100 million (unadjusted). In the absence of the Merger or similar transaction, if BBBY were to cease funding TBHC’s losses (and/or in the absence of a materially positive shift in the home goods market), TBHC would require new third-party capital to continue operating. As noted in the section of this proxy statement/prospectus entitled “The Merger — Background of the Merger”, Consensus’s 2024 process to seek new capital for TBHC or explore a sale of the business produced only one party willing to invest in TBHC as a going concern (BBBY).
Further, in the absence of the Merger or similar transaction, there is a material risk that TBHC’s current senior secured lender, which has previously provided waivers in respect of defaults by TBHC under its credit agreement, becomes less accommodating and seeks to exercise potential remedies, which may result in a liquidation of TBHC. As indicated by Consensus’s liquidation analysis described below, Consensus believes a liquidation is likely to yield no value to TBHC’s shareholders.
Consensus’s financial analyses were undertaken in light of, and its opinion was impacted by, TBHC’s financial distress, including the following factors:
•	declining revenues over the past three and three-quarter years;
•	mounting operating and net losses over the past three and three-quarter years;
•	dwindling cash reserves;
•	increased borrowings;
•	minimal availability under its revolving credit agreement;
•
increasing reliance on BBBY to fund its operating losses (since October 2024, BBBY has invested approximately $50 million into TBHC, including $10 million contemporaneously with the execution of the Merger Agreement);

•	its sale of the Kirkland’s Home trademark, its primary owned intellectual property asset;
•	its need for significant capital expenditures to convert its retail stores and modernize its ecommerce systems; and
•
the notation in the audit report of Ernst & Young LLP, issued in May 2025, that TBHC “has suffered recurring losses from operations, has a working capital deficiency, and has stated that substantial doubt exists about [TBHC’s] ability to continue as a going concern.”

These considerations, together with the financial analysis below, contributed to Consensus’s belief that TBHC’s equity had little to no value from a financial point of view as of the date of Consensus’s opinion, and that its stock price likely reflected the prospects of an acquisition by, or a long-term turnaround funded with resources from, BBBY. Consensus understands that BBBY has unique reasons to acquire TBHC (its desire for a store fleet, retail workforce in place, enhanced store merchandising competency, etc.), and this industrial logic may have contributed to the markets assuming BBBY would either: (i) acquire the remaining shares of TBHC Common Stock not currently owned by BBBY or (ii) continue to support TBHC financially for the foreseeable future. However, in the absence of an acquisition or BBBY’s continued financial support, TBHC faces a substantial risk of a near-term default on its credit facility and the prospect of liquidation.
In its financial analysis, Consensus considered both intrinsic measures of value and comparable measures of value for the TBHC Common Stock. When performing comparable valuation methodologies for mature home consumer and retail companies, such as TBHC, Consensus believes it is proper to consider multiples of profitability and cash flow generation (such as EBITDA) rather than multiples of revenue or gross profit.* Because TBHC has been EBITDA- and cash flow-negative in recent historical periods (since the year ending January 2023) and is projected to continue to be EBITDA- and cash flow-negative in near-future periods, any valuation multiples based on EBITDA or cash flow are not applicable to TBHC and imply that the TBHC Common Stock has only speculative or option value from a financial point of view.
Consensus also considered intrinsic measures of value such as: (i) a discounted cash flow analysis and (ii) an assessment of TBHC’s value in a hypothetical liquidation sale under Chapter 7 of the U.S. Bankruptcy Code (given TBHC’s losses, indebtedness and lack of committed cash resources). For the reasons described below, these analyses also indicated that the shares of TBHC Common Stock have only speculative or option value from a financial point of view.
Given Consensus’s view that the shares of TBHC Common Stock lacked any ascribable value from a financial point of view, Consensus’s opinion was that the Merger consideration, comprised of shares in a company with meaningfully greater scale, significant net cash resources (materially in excess of the cash needed to fund the Merger integration plan presented to Consensus) and equity holdings in unrelated businesses (including certain blockchain businesses), was fair, from a financial point of view, to holders of shares of TBHC Common Stock (excluding BBBY, Merger Sub and their affiliates).
Set forth below are summaries of the discounted cash flow, liquidation analysis, comparable public companies and comparable transaction valuation methodologies referenced by Consensus in its presentation to the TBHC Board.
These analyses reference certain financial definitions, including:
•
enterprise value - generally, the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding dilutive options and other securities convertible, exercisable or exchangeable into or for equity securities of TBHC) plus the amount of its net debt (the amount of its outstanding indebtedness, non-convertible preferred stock, capital lease obligations and non-controlling interests less the amount of cash and cash equivalents on its balance sheet).

•
EBITDA - generally, the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization and stock-based compensation expense for a specified time period, as adjusted for certain non-recurring items (such as, in the case of TBHC, proceeds from the sale of its intellectual property assets).

Discounted Cash Flow Analyses. Consensus performed discounted cash flow analyses of TBHC by calculating, based on TBHC financial information, the estimated present value (as of January 31, 2026) of the standalone unlevered, after-tax free cash flows that TBHC was forecasted to generate during fiscal years 2026 through 2030.
For purposes of these calculations, Consensus noted that TBHC is projecting significant future losses in its standalone projections, all of which would need to be funded in order to achieve projected future cash flows (until the
*
It should be further noted that revenue multiples tend to be most appropriate for early-stage or high-growth companies, where profitability and cash flow have not yet caught up with investments to build the business. Accordingly, while Consensus observed and applied revenue multiples to TBHC in connection with its financial analyses for the sake of completeness, it attributed little to no significance to the results of any financial analysis based on revenue.

business becomes cash-flow positive). Because TBHC has minimal cash reserves or borrowing capacity under its existing senior revolving credit facility, Consensus’s analyses assumed these projected future losses (and the capital expenditures associated with store conversions included in the TBHC projections) would have to be funded using new third-party debt from an unidentified theoretical lender.
In performing its discounted cash flow analyses, Consensus (i) present-valued the free cash flow projected by TBHC financial information and terminal value (at 6.0x EBITDA multiple) by discounting at the average weighted average cost of capital of the selected companies and (ii) deducted net debt as provided in TBHC financial information for January 31, 2026, as well as the incremental capital needed to fund the TBHC projections (as noted above) in determining implied equity value and value per share.
Consensus noted the following additional key assumptions in TBHC financial information relevant to the discounted cash flow analyses, in the absence of the Merger:
•	Retention of 275 stores, the majority of which convert to BBBY banner and format (15 stores await lease terminations in 2026 and a small number operate alternative banners/formats)
○	Conversion to BBBY banner and format costs $75,000 per store
○
From Kirkland’s Home sales base of $1.2 million per store in 2025, BBBY conversion provides increase in same-store sales of 15% in 2026 (consistent with observed performance, albeit over a short observation period), 15% in 2027 and 5% thereafter

○	Buy-online-pick-up-in-store (“BOPIS”) sales forecast on same trend as in-store sales (15% standard affiliate marketing fee to e-commerce platform (i.e., BBBY))
○	New store growth of five per year
•	As collaboration accelerates under the BBBY banner conversion and the Kirkland’s Home banner is retired, e-commerce is forecast to transition to BBBY in 2026
○
E-commerce marketing ceases immediately; e-commerce operating expenses forecast at the same percentage of e-commerce sales until such time as BBBY operates the totality of TBHC’s e-commerce business and assumes such costs in full

•	Gross margin of 25% is forecast for 2026, with 20 basis point improvement each year thereafter
•	Store marketing expenses forecast to remain flat on an absolute dollar basis to 2025, and corporate expenses maintain 2024-2025 average of 8.5% of sales
The discounted cash flow analysis indicated an implied value of $(6.01) (i.e., negative $6.01) per share of TBHC Common Stock. Because TBHC’s forecasted cash flows are net present value negative and require substantial new financing to achieve, Consensus considered TBHC’s equity to have only speculative or option value from a financial point of view based on Consensus’s discounted cash flow analyses, as compared to the approximate implied value per share of TBHC Common Stock of $1.11 based on the Exchange Ratio and the closing price of BBBY Common Stock on November 20, 2025 (the last trading day prior to the date Consensus delivered its oral opinion to the TBHC Board).
Liquidation Analysis. In light of several factors, including TBHC’s critical liquidity status, its recent occurrences of default under its senior revolving credit facility and corresponding cross-default under its subordinated debt facility (with respect to which default waivers have been obtained from by the applicable lenders), its nearly four-year history of annual operating losses and the notation in the audit report of Ernst & Young LLP, issued in May 2025, that TBHC “has suffered recurring losses from operations, has a working capital deficiency, and has stated that substantial doubt exists about [TBHC’s] ability to continue as a going concern”, Consensus deemed it prudent to include a liquidation analysis in its financial analyses. A liquidation analysis considers (i) the likely range of values a subject company may receive in a hypothetical liquidation of its assets under Chapter 7 of the U.S. Bankruptcy Code and (ii) how such proceeds may be distributed to stakeholders thereunder.
Consensus’s liquidation analysis was based on TBHC management’s projected balance sheet as of January 31, 2026, estimated net costs to execute the administration of the wind-down of TBHC’s estate in a Bankruptcy Liquidation under Chapter 7 of the United States Bankruptcy Code and other financial information provided to Consensus by TBHC’s management. The liquidation analysis assumed that TBHC would commence a Chapter 7 liquidation on or about January 31, 2026 under the supervision of a court-appointed Chapter 7 trustee. The liquidation analysis reflects a hypothetical wind-down and liquidation of substantially all of TBHC’s remaining assets under “low value” and “high value” scenarios and the distribution of available proceeds to holders of allowed claims following such liquidation.
Consensus’s liquidation analysis has not been reviewed by bankruptcy advisors or bankruptcy counsel. It is solely intended as one form of financial analysis in connection the rendering of Consensus’s opinion in connection with the Merger.
Consensus’s liquidation analysis was based on estimates and assumptions that, although developed with and considered reasonable by TBHC’s management, were inherently subject to significant economic and competitive uncertainties and contingencies beyond the control of TBHC and its management. Values that might be realized in an actual liquidation could differ materially from the estimates reflected in this analysis. There are additional factors that could negatively impact proceeds available to TBHC’s equity holders as set forth in the liquidation analysis, which include, but are not limited to, (1) turnover of key personnel, (2) challenging economic conditions, (3) delays in the liquidation process and (4) liabilities under the Worker Adjustment and Retraining Notification Act. The liquidation analysis is solely for the purpose of illustrating the effects of a hypothetical Chapter 7 liquidation on the value of the shares of the TBHC Common Stock, subject to the assumptions set forth therein. The liquidation analysis is not intended and should not be used for any other purpose. The liquidation analysis does not purport to be a valuation of TBHC’s assets in the context of a reorganization. There can be no assurance as to values that would actually be realized in a Chapter 7 liquidation or when such values would be received, if at all. Additionally, the liquidation analysis does not represent a solvency opinion, and Consensus has not opined, and is not opining, on the solvency of TBHC.
Consensus’s liquidation analysis indicated that no net liquidation proceeds would be available for distribution to TBHC’s equity holders in a Chapter 7 liquidation, under either the “low value” or the “high value” scenario (and therefore, the Merger consideration provided for in the Merger Agreement is estimated to be higher than any proceeds available from such hypothetical liquidation). The results of Consensus’s liquidation analysis are summarized below:

($s in millions)
	Projected As of January 31, 2026	Low Value		High Value
	Projected Book Value	Percentage Realizable	Amount Realizable	Percentage Realizable	Amount Realizable
NET CASH AVAILABLE TO CREDITORS:
Assets:
Cash and Equivalents(1)	$3.0	90.0%	$2.7	100.0%	$3.0
Inventories, net(2)	57.2	80.0%	45.8	90.0%	51.5
Intellectual Property (3)	—	—	—	—	—
NOL Asset(4)	73.1	—	—	—	—
Prepaid Expenses and Other Current Assets(5)	5.8	10.0%	0.6	20.0%	1.2
Property and Equipment, net of depreciation(6)	16.0	6.9%	1.1	13.8%	2.2
Deposits(7)	2.3	13.0%	0.3	34.8%	0.8
Operating Lease Right of Use Assets(8)	94.1	—	—	1.6%	1.5
Other Assets(9)	2.9	10.0%	0.3	20.0%	0.6
Contribution from Drop-ship Items During Going out of Business (“GOB”)(10)	—		—		2.2
	$254.4		$50.7		$60.7

	Low Value		High Value
GOB Mandated Expenses:
Consumer Claims Honored during a GOB (Gift Certificates, Merchandise Returns, Store Credits)(11)		3.0		1.5
GOB Expenses & Related Claims (Accrued Payroll, Accrued Sales Taxes, Wind-Down, etc.)(12)		9.0		4.5
Administrative Trade Claims		1.3		—
Professional Fees		5.0		2.5
Additional Chapter 7 Trustee Fees		1.5		1.8
		19.8		10.3
Total Net Cash Available to Creditors:		$31.0		$50.4

PAYMENTS TO CREDITORS:
First Lien Claim:
Revolving Line of Credit(14)		32.4		32.4
Payment of First Lien Claim		$31.0		$32.4
First Lien Claim Recovery %		96%		100%
	Remaining Cash:	—	Remaining Cash:	18.0
	Excess / (Shortfall):	(1.4)	Excess / (Shortfall):	18.0
Second Lien Claims:
BBBY Term Loan, Net		13.7		13.7
BBBY Incremental Term Loan(14)		20.0		10.0
BBBY Collaboration Fee Liability(14)		6.4		—
Total BBBY Claims:		40.2		23.7
Payment of Second Lien Claims		—		$18.0
Second Lien Claims Recovery %		—		76%
	Remaining Cash:	—	Remaining Cash:	—
	Excess / (Shortfall):	(41.6)	Excess / (Shortfall):	(5.7)
Other Administrative & Priority Claims(13):		1.5		0.8
Payment of Other Administrative & Priority Claims		—		—
Other Administrative & Priority Claims Recovery %		—		—

	Low Value		High Value
	Remaining Cash:	—	Remaining Cash:	—
	Excess / (Shortfall):	(43.1)	Excess / (Shortfall):	(6.4)
General Unsecured Claims:
Non-Lease Related Accounts Payable		33.3		33.3
Accrued Expenses		21.6		21.6
Lease & Contract Related Claims(15)		45.8		50.4
Other Liabilities		3.8		3.8
Total General Unsecured Claims:		109.1		104.5
Payment of General Unsecured Claims		—		—
General Unsecured Claims Recovery %		—		—
	Remaining Cash:	—	Remaining Cash:	—
	Excess / (Shortfall):	(152.2)	Excess / (Shortfall):	(111.0)

1.
Represents cash held at retail stores and corporate accounts, as well as amounts due from credit card processors. TBHC’s management believes that, in the event of a liquidation, a Chapter 7 trustee would recover most of the amounts due from credit card processors, net of the credit card fees.

2.
This analysis assumed that the Chapter 7 trustee would sell TBHC’s remaining owned inventory to a third-party liquidation specialist who would provide the Chapter 7 trustee with cash equaling the estimated gross purchase price of the owned merchandise inventory, less projected operating costs of the liquidator running the going-out-of-business sales using TBHC’s employees, retail store locations and ecommerce websites.

In estimating the net proceeds potentially recovered from such a sale, TBHC’ management relied on the results of two chain-wide inventory appraisals conducted on behalf of TBHC’s senior secured lender by an independent, nationally recognized inventory appraisal specialist in March 2025 and October 2025. These appraisals were conducted assuming a hypothetical court-ordered going-out-of-business sale. The March appraisal concluded that TBHC would likely recover, on a net basis, approximately 85.1% of the cost value of its merchandise inventories at its stores and distribution center if such a sale was conducted beginning in February 2026 and continued for up to 13 weeks. The October appraisal concluded TBHC would likely recover 84.1% of the cost value if such a sale was conducted over the same period. This analysis sensitized this by using an 80% recovery in the low value scenario and a 90% recovery in the high value scenario. Neither appraisal distinguishes between traditional “Kirkland’s” inventory and “Bed, Bath & Beyond Home” inventory.
This analysis assumed the results of the store closing sales and the projected recovery rate set forth in the independent appraisal present the inventory liquidation results net of store operating costs such as rent, utilities, direct advertising, store payroll, supervisor fees, liquidator fees and other direct selling expenses, as well as costs to run the distribution center to support the store and ecommerce liquidation sales.
TBHC’s internal financial statements project gross inventory of $59.6 million at the end of January 2026. However, various items have been deducted from this gross amount to reach inventory available for sale in a liquidation, such as shrink, in-bound freight charged to inventory and a warehouse capitalization adjustment. In-transit inventory estimated at $3.5 million has been presumed included for sale.
3.
TBHC sold its primary intellectual property (the “Kirkland’s Home” brand name and related intellectual property) to BBBY in September 2025. This analysis assumed any remaining intellectual property was of little to no value and/or is otherwise pledged as collateral to TBHC’s secured lenders, and therefore not sellable by TBHC.

4.
As of February 1, 2025, TBHC had $73.1 million of federal net operating loss carry-forwards (and $56.5 million of state net operating loss carry-forwards) available to offset future taxable income. TBHC’s management believes that no recovery from these net operating loss carryforwards should be assumed in the context of a liquidation.

5.
Prepaid expenses include prepaid rent and prepayments to certain IT service vendors, tax authorities and insurers. Also includes receivables from store landlords for tenant improvements and amounts due from certain trade vendors. TBHC’s management believes a Chapter 7 trustee would not be able to recover most of these amounts.

6.
The vast majority of TBHC’s property and equipment consists of leasehold improvements and computer software and hardware thought to have little to no liquidation value. This analysis assumed a Chapter 7 trustee may recover some value for distribution center equipment and between $2,000 and $4,000 per store for furniture, fixtures and equipment located at stores. This analysis assumed that the Chapter 7 trustee would sell the property and equipment, principally fixtures and point of sale equipment, in conjunction with the store closing sales. TBHC’s management believes possible purchasers of its store property and equipment consist of regional chains or single-store retailers who, unlike larger chains, are not constrained by uniform store design requirements. TBHC’s management believes that it would be difficult to sell all its property and equipment to a single purchaser.

7.
TBHC has provided deposits of approximately $900,000 to certain utilities and landlords. This analysis assumed little to no recovery of these deposits in a Chapter 7 liquidation. TBHC’s credit card processor has retained approximately $1.4 million from remittances to protect itself from customer chargeback claims. TBHC’s management assumes some of this reserve would be recoverable by a Chapter 7 trustee.

8.
TBHC leases its headquarters and distribution facilities and all its retail stores. Given the abundance of available retail, office and distribution space in the U.S., TBHC’s management believes TBHC would receive little value from marketing its leasehold interests.

9.	Other assets consist of prepaid assets and certain deferred accounting items that are believed by TBHC’s management to have no value.
10.
TBHC has historically sold on its website certain items owned and possessed by third-party vendors. Vendors drop-ship purchased items directly to TBHC’s customers, and TBHC remits the cost value of the items to the vendor when paid by the customer. TBHC’s management does not know whether vendors would continue to sell in this manner in the context of a going-out-of-business sale, nor do they know whether the liquidation agent would permit such sales. Accordingly, this analysis assumed (i) a pro rata portion of TBHC’s gross margin from annual drop-ship sales (estimated by TBHC’s management to be approximately $27.3 million in FY 2025) could be recovered in the high value scenario and (ii) no drop-ship sales occur in the low value scenario.

11.
Third-party liquidators typically condition their offers for the purchase of a retailer’s inventory on the retailer’s commitment to honor certain liabilities in favor of customers, such as customer returns, gift certificates and store credits. To the extent that these credits are used as tender by customers for purchasing inventory during a liquidation sale, the value redeemed would reduce TBHC’s net recovery on inventory dollar-for-dollar. TBHC forecasts total gift card liability (net of breakage) of $10.2 million and loyalty point liability under TBHC’s K Card loyalty program of $1.6 million as of January 31, 2026. TBHC also has a 30-day return policy (though it generally offers credit beyond 30 days) against which it expects to maintain a reserve in the ~$1 million range. Because it is not known exactly how TBHC’s customers would behave in a chainwide liquidation, this analysis included an estimated range of expenses from these customer programs.

12.
Liquidators typically insist that employees who do not work at stores but who are necessary to the success of the store closing sales (such as home office, accounting, ecommerce and DC employees) be retained and paid by TBHC for their accrued salaries and benefits during the sale. This analysis assumed that these administrative expenses would be paid prior to the payment of secured claims. TBHC averages approximately $1.5 million of warehouse expense, $300,000 of ecommerce operating expense and $2.7 million of corporate expense monthly, but only essential personnel and services would be retained during a liquidation sale. This analysis provided a range of estimates for such expenses during the 14-week liquidation period, plus a smaller amount associated with a skeletal team for an additional four-month wind-down period.

This analysis also assumed that so-called “trust-fund taxes” (e.g., sales and payroll taxes) would be paid prior to the payment of secured claims. This analysis assumed that no additional payments to employees would be mandated under federal laws such as the Workers Adjustment and Retraining Act or its state analogues.
13.
The liquidation agent may insist that certain administrative vendor claims be paid ahead of secured credit claims to keep merchandise assortments fresh. Therefore, the low value scenario of this analysis included an estimate of post-petition trade payables and reclamation-type claims under section 503(b)(9) of the Bankruptcy Code.

14.
As TBHC effects expected store closings, liquidated inventory would come off the borrowing base, thereby reducing availability under the revolving credit agreement. This analysis assumed that all incremental borrowing needs would be funded by an expansion of the existing loan from BBBY. Additionally, while TBHC is presently current on its obligations to BBBY under the Collaboration Agreement, the Collaboration

Agreement calls for cross-collateralization of liabilities owed. Because of this, the low value scenario assumes that BBBY would be entitled to recover the full future value of this contract (as estimated by management) as part of its secured claim. The high value scenario assumed this liability would be disallowed as a secured claim and instead would be treated as an unsecured claim for a rejected contract.
15.
While landlords outside of bankruptcy have claims against tenants who terminate leases early for the full amount of remaining rent obligations (sometimes less mitigation obligations, depending on state law), Section 502(b)(6) of the Bankruptcy Code caps lease termination costs at the greater of one year’s rent or 15% of occupancy charges, capped at three years rent. Specialty store retail leases are usually subject to the one-year cap given their short durations. TBHC’s management projects approximately $56 million of occupancy liability for the year ending January 31, 2026. This analysis assumed this would be the lease liability ceiling and makes certain assumptions about subleasing mitigation and leases that expire in less than one year that may reduce this liability below the cap. This analysis included the claim of BBBY under the Collaboration Agreement in this category in the high value scenario (it is included as secured debt in the low value scenario).

Selected Public Companies Analyses. In its selected public companies analyses of TBHC, Consensus reviewed certain financial and stock market information relating to TBHC and the following ten publicly traded mature home consumer and retail companies that Consensus considered generally relevant for purposes of analysis, referred to in this section as the “selected companies:”
Selected Companies
•	Arhaus
•	Bassett Furniture Industries
•	Williams-Sonoma
•	Ethan Allen Interiors
•	Floor & Décor
•	Haverty Furniture Companies
•	La-Z-Boy
•	RH
•	The Lovesac Company
•	Wayfair
It should be noted that none of the selected companies used in the analysis described below is identical or directly comparable to TBHC, including in respect of the losses and liquidity concerns confronting TBHC.
Consensus reviewed, among other information, enterprise values as of November 20, 2025 as a multiple of EBITDA for the last twelve months (referred to in this section as “LTM EBITDA”), as well as EBITDA for the next twelve months (referred to in this section as “NTM EBITDA”). Financial data of the selected companies were taken from an industry standard financial database, publicly available Wall Street research analysts’ estimates, public filings and other publicly available information. Financial data of TBHC was based on TBHC financial information as well as an industry standard financial database, Wall Street research analysts’ estimates, public filings and other publicly available information.
The overall mean and median multiples observed for the selected companies were as follows:

	Enterprise Value to LTM EBITDA	Enterprise Value to NTM EBITDA
Mean	7.5x	8.5x
Median	6.4x	6.9x

Because TBHC is EBITDA-negative in recent historical periods (since the year ended January 2023) and is projected to continue to be EBITDA-negative in near-future periods, multiples based on EBITDA are not applicable to TBHC and indicate that the shares of TBHC Common Stock have only speculative or option value from a financial point of view, as compared to the approximate implied value per share of TBHC Common Stock of $1.11 based on the Exchange Ratio and the closing price of BBBY Common Stock on November 20, 2025.*
*
Consensus considered other measures of profitability and cash flow beyond EBITDA, such as Operating Income, Free Cash Flow and Net Income. However, TBHC’s metrics on these measurements were also negative in recent periods and were projected to remain negative in near-future periods in the standalone projection materials presented to Consensus.

Selected Transactions Analyses. In its selected transactions analyses of TBHC, Consensus reviewed certain financial data relating to certain selected transactions involving target companies that Consensus considered generally relevant for purposes of analysis, collectively referred to in this section as the “selected transactions.” The financial data reviewed consisted of enterprise value as a multiple of LTM EBITDA. The selected transactions were as follows:

Announcement Date	Acquiror	Target
August 2025	Auction Technology Group	Chairish
May 2025	DICK’S Sporting Goods	Foot Locker
March 2025	Brigade Capital; Macellum	Family Dollar Stores
December 2024	Fund 1 Investments	Destination XL Group
October 2024	RAS Beteiligungs	home24
September 2024	El Puerto de Liverpool	Nordstrom
September 2024	Progress Lighting	L.D. Kichler Co.
July 2024	Fairfax Financial Holdings	Sleep Country Canada Holdings
July 2024	Hudson’s Bay Company	The Neiman Marcus Group
June 2024	IQVentures	Aaron’s
April 2024	JD Sports Fashion	Hibbett
January 2024	Karat Home	Z Gallerie
December 2023	Conn’s	W.S. Badcock
September 2023	Sycamore Partners	Chico’s
May 2023	Tempur Sealy	Mattress Firm
February 2022	Aaron’s	Interbond of America
November 2021	Franchise Group	W.S. Badcock
May 2021	Hellman & Friedman	At Home Group
December 2020	Kingswood Capital Management	World Market
August 2020	Marquee Brands; CSC Generation	Sur La Table

The resulting mean and median multiples observed for the selected transactions were as follows:

Enterprise Value to LTM EBITDA
Mean	5.2x
Median	5.0x

Because TBHC is EBITDA-negative in recent historical periods (since the year ended January 2023) and is projected to continue to be EBITDA-negative in near-future periods, multiples based on EBITDA are not applicable to TBHC and indicate that shares of the TBHC Common Stock have only speculative or option value from a financial point of view, as compared to the approximate implied value per share of TBHC Common Stock of $1.11 based on the Exchange Ratio and the closing price of BBBY Common Stock on November 20, 2025.*
Miscellaneous
The TBHC Board selected Consensus as its financial advisor in connection with the proposed Merger based on, among other things, Consensus’s reputation, experience and general familiarity with TBHC and BBBY and the industries in which TBHC and BBBY operate. As the TBHC Board was aware, during the past two years, Consensus has been previously engaged by, and received compensation from, TBHC for the provision by Consensus to TBHC of financial advisory services, including in connection with capital financing transactions involving BBBY. A portion of such compensation was paid for by TBHC in TBHC Common Stock, some of which are still owned by Consensus, which TBHC Common Stock would be entitled to the same treatment in the Merger as all other outstanding TBHC
*
Consensus considered other measures of profitability and cash flow beyond EBITDA, such as operating income, free cash flow and net income. However, TBHC’s metrics on these measurements were also negative in recent periods and were projected to remain negative in near-future periods in the standalone projection materials presented to Consensus.

Common Stock. Consensus has not previously been engaged during the past two years by BBBY to provide financial advisory or investment banking services. Consensus may in the future seek to provide TBHC and BBBY or their respective affiliates with financial advisory and investment banking services unrelated to the Merger, for which services Consensus would expect to receive compensation.
The issuance of Consensus’s opinion was approved by the TBHC Board, and upon the delivery of such opinion, TBHC paid Consensus an aggregate cash opinion fee of $150,000 (which fee was payable regardless of the conclusion reached in the opinion, and was not contingent upon the consummation of the Merger (or any other transaction)).
For Consensus’s financial advisory services in connection with the Merger (other than Consensus’s opinion), TBHC has agreed to pay Consensus an aggregate cash fee, based on the Exchange Ratio and the average of the last reported sales prices for such securities on the five trading days prior to the consummation of the Merger, which is currently estimated to be approximately $1.5 million based on the closing price of BBBY Common Stock on December 9, 2025, all of which is payable contingent upon consummation of the Merger. TBHC also agreed to reimburse Consensus’s reasonable expenses and to indemnify Consensus and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement. During the two years prior to the rendering of its opinion, Consensus was engaged by TBHC to provide certain financial advisory services, for which Consensus received customary fees. Specifically, during the past two years, Consensus performed financial advisory services for TBHC, including a process to seek new capital or explore a sale of the business, that led to equity and debt financings provided by BBBY to TBHC in October 2024, February 2025, May 2025 and November 2025, for which Consensus received aggregate cash fees of approximately $1.5 million and 310,135 shares of TBHC Common Stock.
Closing and Effective Time of the Merger
The closing of the Merger will take place at 9:00 a.m., Eastern time, no later than the third (3nd) business day following the satisfaction or waiver (to the extent permitted) of the last of the conditions to closing (described under “The Merger Agreement—Conditions to the Completion of the Merger”) to be satisfied or waived (other than such conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of each of such conditions at the closing), at the offices of Latham & Watkins LLP, 330 North Wabash Avenue, Suite 2800, Chicago, Illinois 60611, unless another date, time or place is agreed to in writing by BBBY and TBHC; provided, that the closing of the Merger may occur remotely via electronic exchange or required closing documentation in lieu of an in-person closing.
At the closing, the parties to the Merger Agreement will cause (i) a certificate of Merger with respect to the Merger to be executed and filed with the Secretary of State of the State of Delaware and make all other filings or recordings required by the Delaware General Corporation Law (“DGCL”) in connection with effecting the Merger and (ii) articles of Merger with respect to the Merger to be executed and filed with the Secretary of State of the State of Tennessee and make all other filings or recordings required by the TBCA in connection with effecting the Merger. The Merger will become effective at the time when the certificate of Merger is filed with the Secretary of State of the State of Delaware or at such later time as may be agreed to in writing by BBBY and TBHC and specified in the certificate of Merger.
BBBY and TBHC currently expect the Merger to close during the first quarter of 2026 and are working to complete the Merger on this timeline. However, it is possible that factors outside BBBY’s or TBHC’s control could result in the Merger being completed at a different time, or not at all.
Ownership of the Combined Company
Based on the anticipated treatment of equity-based awards and the number of shares of BBBY and TBHC Common Stock outstanding on December 9, 2025, upon completion of the Merger, former TBHC shareholders are expected to own approximately 4.2% of the outstanding shares of BBBY Common Stock and BBBY stockholders immediately prior to the Merger are expected to own approximately 95.8% of the outstanding shares of BBBY Common Stock. The relative ownership interests of BBBY stockholders and former TBHC shareholders in the combined company immediately following the Merger will depend on the number of shares of BBBY and TBHC Common Stock issued and outstanding immediately prior to the Merger.
U.S. Federal Securities Law Consequences
Assuming the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, the shares of BBBY Common Stock issued in the Merger will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for shares of BBBY Common Stock issued to any TBHC shareholder who may be deemed an “affiliate” of BBBY after the completion of the Merger. This proxy statement/prospectus does not cover resales of shares of BBBY Common Stock received by any person upon the completion of the Merger, and no person is authorized to make any use of this proxy statement/prospectus, or the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, in connection with any resale of shares of BBBY Common Stock.
Accounting Treatment
BBBY prepares its financial statements in accordance with GAAP. The merger will be accounted for using the acquisition method of accounting under the provisions of ASC 805, Business Combinations. BBBY’s management has evaluated the guidance contained in ASC 805 with respect to the identification of the acquirer in the Merger and concluded, based on a consideration of the pertinent facts and circumstances, that BBBY will be the acquirer for financial accounting purposes. Accordingly, BBBY’s cost to acquire TBHC has been allocated to TBHC’s acquired assets and liabilities based upon their estimated fair values. The allocation of the purchase price is estimated and is dependent upon estimates of certain valuations that are subject to change. In addition, the final purchase price of BBBY’s acquisition of TBHC will not be known until the date of the completion of the Merger and could vary materially from the preliminary purchase price. Accordingly, the final acquisition accounting adjustments may be materially different from the preliminary unaudited pro forma adjustments presented.
The financial condition and results of operations of BBBY after completion of the Merger will include the operating results of TBHC beginning from the closing date of the Merger, but will not be restated retroactively to reflect the historical financial condition or results of operations of TBHC. The earnings of BBBY following completion of the Merger will reflect acquisition accounting adjustments, including the effect of changes in the carrying value for assets and liabilities on depreciation expense and amortization expense. Indefinite-lived intangible assets, including goodwill, will not be amortized but will be tested for impairment at least annually, and all tangible and intangible assets including goodwill will be tested for impairment when certain indicators are present. If, in the future, BBBY determines that tangible or intangible assets (including goodwill) are impaired, BBBY would record an impairment charge at that time.
Exchange of Shares
Prior to the closing date, BBBY will select its transfer agent or another nationally recognized financial institution or trust company to act as exchange agent with respect to the Merger. Prior to or substantially concurrent with the effective time, BBBY will deposit with the exchange agent (a) evidence of book-entry shares representing the shares of BBBY Common Stock sufficient to deliver the aggregate number of shares issuable as consideration pursuant to the Merger Agreement and (b) cash sufficient to make payments in lieu of fractional shares in accordance with the Merger Agreement.
At the effective time, all shares of TBHC Common Stock outstanding immediately prior to the effective time will automatically be cancelled and will cease to exist, and all holders of TBHC stock certificates and of TBHC book-entry shares (each as defined under “The Merger Agreement—Exchange of Shares”) will cease to have any rights as TBHC shareholders, except the right to receive the Merger Consideration, any cash in lieu of fractional shares of BBBY Common Stock, and any dividends or other distributions that such holder has the right to receive pursuant to the Merger Agreement or as provided by applicable law. In addition, each share of common stock of Merger Sub issued and outstanding immediately prior to the effective time will remain outstanding as a share of common stock of the surviving corporation.
As promptly as reasonably practicable after the effective time (but in no event later than three (3) business days after the effective time), BBBY will cause the exchange agent to mail to each holder of record of each outstanding TBHC stock certificate (a) a letter of transmittal and (b) instructions for surrendering such holder’s TBHC stock certificates in exchange for the Merger Consideration.
Holders of TBHC stock certificates, after providing the proper documentation to the exchange agent, will receive from the exchange agent a statement reflecting the number of whole shares of BBBY Common Stock such holder was entitled to receive (in non-certificated book-entry form) and cash in lieu of fractional shares of BBBY Common Stock to which such holders are entitled (without interest and less any applicable withholding taxes) plus any unpaid dividends or other distributions that such holder has the right to receive pursuant to the Merger Agreement.
Book-entry shares not held through DTC will be exchanged for shares of BBBY Common Stock (in non-certificated book-entry form) and cash in lieu of fractional shares of BBBY Common Stock to which such holders are entitled without any action on the part of the applicable holder plus any unpaid dividends or other distributions that such holder has the right to receive pursuant to the Merger Agreement. BBBY, TBHC and the exchange agent will implement customary procedures with respect to the surrender and exchange of shares held of record by DTC and its nominees.
More information can be found under “The Merger Agreement—Exchange of Shares.”
Listing of BBBY Common Stock; Delisting and Deregistration of TBHC Common Stock
It is a condition of the Merger Agreement that the shares of BBBY Common Stock to be issued to TBHC shareholders in the Merger be approved for listing on the NYSE, subject to official notice of issuance. Although the Merger Agreement provides that shares of BBBY Common Stock issued in the Merger will be listed on the NYSE, there can be no assurance that such shares of BBBY Common Stock will continue to be listed on the NYSE in the future.
If the Merger is completed, TBHC Common Stock will be delisted from Nasdaq and deregistered under the Exchange Act, and TBHC will no longer be required to file periodic reports with the SEC with respect to the TBHC Common Stock. TBHC has agreed to cooperate with BBBY prior to the closing to cause the TBHC Common Stock to be delisted from Nasdaq and deregistered under the Exchange Act as soon as practicable following the Effective Time of the Merger.
Litigation Related to the Merger
Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger or other business combination agreements. Even if such lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on TBHC’s, BBBY’s and, as a result, the combined company’s financial condition, results of operations and liquidity, or result in an injunction delaying or preventing the completion of the Merger.
As of the date of this proxy statement/prospectus, TBHC and BBBY are unaware of any securities class action lawsuits or derivative lawsuits having been filed in connection with the Merger. However, beginning on January 12, 2026, TBHC has received demand letters from certain purported holders of TBHC Common Stock that allege deficiencies or omissions in the Registration Statement on Form S-4 of which this proxy statement/prospectus forms a part. The demand letters seek additional disclosures to remedy these purported deficiencies.
See the section entitled “Risk Factors” for additional information regarding any such potential litigation.

THE MERGER AGREEMENT
The following description sets forth the principal terms of the Merger Agreement, which is attached as Annex A hereto and incorporated by reference in this proxy statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the Merger Agreement and not by this description, which is summary by nature. This description does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement. You are encouraged to read the Merger Agreement carefully and in its entirety, as well as this proxy statement/prospectus and the documents incorporated by reference herein, before making any decisions regarding any of the proposals described in this proxy statement/prospectus. This section is intended to provide you with information regarding the terms of the Merger Agreement. Accordingly, the representations, warranties, covenants and other agreements in the Merger Agreement should not be read alone, and you should read the information provided elsewhere in this proxy statement/prospectus, the documents incorporated by reference herein and in the public filings BBBY and TBHC make with the SEC. See “Where You Can Find More Information.”
Explanatory Note Regarding the Merger Agreement
The Merger Agreement and this summary of its terms have been included to provide you with information regarding the terms of the Merger Agreement. BBBY and TBHC are responsible for considering whether additional disclosure of material information is required to make the statements in this proxy statement/prospectus not misleading. Factual disclosures about BBBY and TBHC contained in this proxy statement/prospectus and in the public filings BBBY and TBHC make with the SEC may supplement, update or modify the factual disclosures about BBBY and TBHC contained in the Merger Agreement and described in this summary. The representations, warranties and covenants made in the Merger Agreement by BBBY, the Merger Sub and TBHC are qualified and subject to important limitations agreed to by the parties to the Merger Agreement in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the Merger Agreement, and were negotiated with the principal purpose of allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality that may be different from that generally relevant to shareholders or applicable to reports and documents filed with the SEC, and in some cases are qualified by confidential disclosures that were made by each party to the other, which disclosures are not reflected in the Merger Agreement or otherwise publicly disclosed. The representations and warranties in the Merger Agreement will not survive the completion of the Merger. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the Merger Agreement. For the foregoing reasons, the representations, warranties and covenants and any descriptions of those provisions should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement/prospectus the documents incorporated by reference herein and in the other public filings BBBY and TBHC make with the SEC.
Additional information about BBBY and TBHC can be found elsewhere in this proxy statement/prospectus, the documents incorporated by reference and in the public filings BBBY and TBHC make with the SEC. See “Where You Can Find More Information.”
Structure of the Merger
On the closing date, at the Effective Time of the Merger, Merger Sub will be merged with and into TBHC in accordance with the DGCL and the TBCA and on the terms and subject to the conditions set forth in the Merger Agreement, whereupon the separate existence of Merger Sub will cease and TBHC will be the surviving corporation of the Merger and a wholly owned subsidiary of BBBY.
Completion and Effectiveness of the Merger
The closing of the Merger will take place on a date to be designated jointly by BBBY and TBHC, which date will be no later than the third (3rd) business day after the satisfaction or waiver (to the extent permitted) of the last of the conditions to closing (described under “—Conditions to the Completion of the Merger”) to be satisfied or waived (other than such conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of each of such conditions at the closing), unless another date is agreed to in writing by BBBY and TBHC. The date on which the closing occurs is referred to as the “closing date.”

At the closing, the parties to the Merger Agreement will cause a certificate of merger to be executed and filed with the Secretary of State of the State of Delaware and make all other filings or recordings required by the DGCL in connection with the Merger and articles of merger to be executed and filed with the Secretary of State of the State of Tennessee and make all other filings or recordings required by the TBCA in connection with the Merger. The Merger will become effective at the time when the certificate of Merger is filed with the Secretary of State of the State of Delaware or at such later time as may be agreed to in writing by BBBY and TBHC and specified in the certificate of merger.
Merger Consideration
At the Effective Time, automatically, by virtue of the Merger and without any further action on the part of TBHC, TBHC shareholders, BBBY or Merger Sub, each share of TBHC Common Stock issued and outstanding immediately prior to the Effective Time, will be converted into the right to receive 0.1993 shares of BBBY Common Stock, plus cash in lieu of any fractional shares of BBBY Common Stock that otherwise would have been issued. Outstanding equity awards will be eligible to receive Merger Consideration in accordance with the terms of TBHC’s Amended and Restated 2002 Equity Incentive Plan and the Merger Agreement. (see “—Treatment of TBHC Equity Awards” below).
Treatment of Fractional Shares
No fractional shares of BBBY Common Stock will be issued in connection with the Merger. Each TBHC shareholder who would otherwise have been entitled to receive in the Merger a fractional share of TBHC Common Stock pursuant to the Merger Agreement will, in lieu of such fractional share and upon surrender of such holder’s certificates representing shares of TBHC Common Stock or book-entry positions representing non-certificated shares of TBHC Common Stock, in each case outstanding as of immediately prior to the Effective Time, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest and subject to any required tax withholding, determined by multiplying such fraction by the closing trading price per share of BBBY Common Stock on the NYSE on the trading day immediately prior to the Effective Time (as adjusted to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events). No such holder will be entitled to dividends, voting rights or any other rights in respect of any fractional share of BBBY Common Stock that would otherwise have been issuable as part of the Merger consideration. The payment of cash in lieu of fractional share interests merely represents a mechanical rounding-off of the fractions in the exchange.
Exchange of Shares
Exchange Agent
Prior to the closing date, BBBY will select its transfer agent or another nationally recognized financial institution or trust company to act as exchange agent with respect to the Merger.
Prior to or substantially concurrent with the Effective Time, BBBY will deposit with the exchange agent (a) evidence of book-entry shares representing the shares of BBBY Common Stock sufficient to deliver the aggregate number of shares issuable as consideration pursuant to the Merger Agreement and (b) cash sufficient to make payments in lieu of fractional shares in accordance with the Merger Agreement.
Exchange of TBHC Stock Certificates and TBHC Book-Entry Shares
With respect to certificates representing shares of TBHC Common Stock (collectively, the “TBHC stock certificates”), as promptly as reasonably practicable after the Effective Time (but in no event later than three (3) business days after the Effective Time), the exchange agent will mail to each holder of record of each outstanding TBHC stock certificate (a) a letter of transmittal and (b) instructions for surrendering such TBHC stock certificates in exchange for the Merger Consideration.
Upon surrender of a TBHC stock certificate and a duly executed letter of transmittal to the exchange agent in compliance with the instructions for surrender, the surviving corporation will cause, the exchange agent to mail to each holder of record, as promptly as reasonably practicable after the Effective Time:
•
a statement reflecting the number of whole shares of BBBY Common Stock, if any, that such holder is entitled to receive pursuant to the Merger Agreement in non-certificated book-entry form in the name of such record holder; and

•
a check in the amount (after giving effect to any required tax withholdings as provided in the Merger Agreement) of (a) any cash in lieu of fractional shares of BBBY Common Stock plus (b) any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to the Merger Agreement.

With respect to book-entry positions representing non-certificated shares of TBHC Common Stock (the “TBHC book-entry shares”) that are not held through DTC, the exchange agent will pay and deliver to each holder of record of any such share as promptly as reasonably practicable after the Effective Time:
•	the Merger Consideration; and
•
a check in the amount (after giving effect to any required tax withholdings as provided in the merger agreement) of (a) any cash in lieu of fractional shares of BBBY Common Stock plus (b) any unpaid cash dividends and any other dividends or distributions that such holder has the right to receive pursuant to the Merger Agreement. The exchange agent will promptly cancel each such non-DTC book-entry share.

With respect to TBHC book-entry shares that are held through DTC, BBBY and TBHC will cooperate to establish procedures with the exchange agent and DTC to ensure that the exchange agent will transmit to DTC or its nominees as soon as practicable after the Effective Time upon surrender of shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures:
•	the Merger Consideration;
•	any cash in lieu of fractional shares of BBBY Common Stock; and
•	any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to the Merger Agreement.
In the event of a transfer of ownership of shares of TBHC Common Stock that is not registered in TBHC’s transfer records, the exchange agent may deliver the Merger Consideration and any cash in lieu of fractional shares of BBBY Common Stock to such transferee if the transferee provides a proper endorsement or form of the Certificate and has paid (or has established to the satisfaction of BBBY that it has paid) all taxes required by delivery of the Merger Consideration (or has confirmed that no taxes are applicable).
Lost, Stolen or Destroyed Certificates
In the event that any TBHC stock certificate has been lost, stolen or destroyed, upon the holder’s compliance with the replacement requirements established by the exchange agent (including, if necessary, an indemnity by such person for any claim that may be made against it or the surviving corporation with respect to such certificate), the exchange agent will deliver in exchange for such lost, stolen or destroyed TBHC stock certificate, the Merger Consideration, any cash in lieu of fractional shares of BBBY Common Stock, and any other dividends or other distributions payable or issuable pursuant to the Merger Agreement, as if such lost, stolen or destroyed TBHC stock certificate had been surrendered.
Dividends and Distributions with Respect to Unexchanged Shares of TBHC Common Stock
No dividends or other distributions declared or made with respect to shares of BBBY Common Stock with a record date after the Effective Time will be paid or otherwise delivered to the holder of any unsurrendered TBHC stock certificate or TBHC book-entry shares with respect to the shares of BBBY Common Stock that such holder has the right to receive in the Merger until the later to occur of:
•	the date on which the holder surrenders such TBHC stock certificate or TBHC book-entry shares in accordance with the Merger Agreement; and
•
the payment date for such dividend or distribution with respect to shares of BBBY Common Stock (at which time such holder will be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).

Rights of TBHC Shareholders Following the Effective Time and Transfers Following the Effective Time
At the Effective Time, all shares of TBHC Common Stock outstanding immediately prior to the Effective Time will automatically be cancelled and will cease to exist, and all holders of TBHC stock certificates and of TBHC book-entry shares will cease to have any rights as TBHC shareholders, except the right to receive the Merger Consideration, any cash in lieu of fractional shares of BBBY Common Stock, and any dividends or other distributions that such holder has the right to receive pursuant to the Merger Agreement or as provided by applicable law. In addition, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will remain outstanding as a share of common stock of the surviving corporation.

Notwithstanding the foregoing, neither the surviving corporation nor BBBY shall be liable to any holder of shares of TBHC Common Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat, or similar laws. Any amounts remaining unclaimed by holders of TBHC Common Stock two (2) years after the Effective Time, or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any governmental entity shall become, to the extent permitted by applicable law, the property of the surviving corporation (or, at the option of BBBY, BBBY) free and clear of any claims or interest of any person previously entitled thereto.
Withholding Rights
BBBY, the exchange agent, Merger Sub, TBHC and the surviving corporation will each be entitled to deduct and withhold any amounts required to be deducted or withheld pursuant to applicable tax laws from the amounts that would otherwise be payable under the terms of the Merger Agreement. Any such amounts that are deducted or withheld and, if required, paid over to the appropriate governmental authorities will be treated as having been paid to the person in respect of which such deduction or withholding was made.
Treatment of TBHC Equity Awards
Stock Options. At the Effective Time, subject to and in accordance with the terms of the TBHC Incentive Plan, each Option that is outstanding as of immediately prior to the Effective Time, will automatically, without any action on the part of BBBY, Merger Sub, TBHC or the holder thereof, be cancelled and converted into the right to receive, without interest and subject to applicable withholding taxes, a number of validly issued, fully paid and nonassessable shares of BBBY Common Stock equal to (i) the Net Option Share Amount (as defined in the Merger Agreement) multiplied by (ii) the Exchange Ratio, plus any Fractional Share Cash Consideration (as defined in the Merger Agreement). Any Option with an exercise price equal to or in excess of the closing price of TBHC Common Stock on the trading day immediately prior to the closing of the Merger shall be cancelled and have no further force or effect by virtue of the Merger without any action on the part of the holder thereof and without any payment to the holder thereof.
Restricted Stock Units. Subject to and in accordance with the terms of the TBHC Incentive Plan, each RSU that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will automatically, without any action on the part of BBBY, Merger Sub, TBHC or the holder thereof, fully vest and be converted into the right to receive, without interest and subject to applicable withholding taxes, a number of validly issued, fully paid and nonassessable shares of BBBY Common Stock equal to (i) the number of shares of TBHC Common Stock subject to such RSU immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, plus any Fractional Share Cash Consideration.
Organizational Documents and Directors and Officers of the Surviving Company
Subject to the requirements described under “—Indemnification; Directors’ and Officers’ Insurance,”:
•
at the effective time, the certificate of formation and bylaws of Merger Sub, as in effect immediately prior to the effective time, will be become the certificate of formation and bylaws of the Surviving Company (with such changes as reasonably required in accordance with applicable law); and

From and after the effective time, the directors and officers of Merger Sub immediately prior to the effective time will become the initial directors and officers of the surviving corporation as the surviving corporation of the Merger.
Representations and Warranties
The Merger Agreement contains customary and, in certain cases, reciprocal, representations and warranties by BBBY, the Merger Sub and TBHC that are subject, in some cases, to specified exceptions and qualifications contained in confidential disclosure letters and qualified by certain information filed by the parties with the SEC, excluding, in each case, any disclosures set forth in any risk factor section or “forward-looking statements” sections.

The reciprocal representations and warranties relate to, among other things:
•	organization, good standing and qualification to do business and subsidiaries’ organization, good standing and qualification to do business;
•	capitalization;
•	corporate authority and approval relating to the execution, delivery and performance of the Merger Agreement;
•
the absence of any violation of organizational documents, any conflict with or violation of applicable legal requirements, any violation of or default under contracts, or any lien on the properties, rights or assets of a party or its subsidiaries as a result of the execution and delivery of the Merger Agreement and completion of the Merger;

•	the proper filing of reports, schedules, forms, documents and financial statements required by the SEC and compliance with certain provisions of the Sarbanes-Oxley Act of 2002, as amended;
•	the maintenance of internal controls and procedures;
•	the absence of undisclosed liabilities;
•	investigations, litigations and proceedings;
•
the absence of any need for action by governmental authorities in order to complete the Merger, except as may be required by the Securities Act, the Exchange Act, the DGCL, the TBCA, applicable competition laws, applicable state securities takeover and “blue sky” laws or Nasdaq or NYSE rules and regulations;

•	compliance with applicable legal requirements and the holding of necessary permits;
•	broker’s and finder’s fees; and
•	information provided by a party for inclusion in this proxy statement/prospectus.
The Merger Agreement also contains additional representations and warranties by TBHC relating to, among other things, the following:
•	the absence of certain material changes or events in the business of TBHC;
•	employee benefit plans and employment and labor practices;
•	compliance with environmental laws and regulations;
•	TBHC’s significant contracts and agreements;
•	insurance policies, insurance procedures and insurance producers;
•	real property leased by TBHC;
•	intellectual property, information technology and data privacy and security;
•	the applicability of anti-takeover statutes;
•	TBHC’s tax status;
•	regulatory matters, including compliance with (i) anti-corruption laws (ii) money laundering related laws and (iii) economic sanctions/trade laws; and
•	opinion of TBHC’s financial advisor.
The representations and warranties will not survive the Merger. Many of the representations and warranties contained in the Merger Agreement are qualified by a “materiality” standard or by a “material adverse effect” standard.
Material Adverse Effect
A material adverse effect, with respect to TBHC, means any state of facts, circumstance, condition, event, change, development, occurrence, result, effect, action or omission that, individually or in the aggregate with any one or more other effects, (x) that has had, would reasonably be expected to have or results in a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise) or results of operations of TBHC and its subsidiaries, taken as a whole, or (y) does or would reasonably be expected to prevent, materially impair, materially impede or materially delay the consummation of the Merger and the other transactions contemplated by the Merger Agreement on a timely basis and in any event on or before the termination date; provided, that with respect to clause (x) only, no effect to the extent arising out of or related to the following, shall, to such extent, be deemed (individually or in the aggregate) to constitute, or be taken into account in determining whether there has been or would or could be, a TBHC material adverse effect:
•
general economic or business conditions or in the financial debt, banking, capital credit or securities markets, or in interest or exchange rates, in each case, generally affecting any of the industries in which TBHC or its subsidiaries operate;

•
any adoption, implementation, modification, repeal, interpretation, proposal of or other changes after the Merger Agreement in any applicable laws or any changes after the Merger Agreement in GAAP or other applicable accounting regulations or principles, or in interpretations of any of the foregoing;

•
any change in the price or trading volume of TBHC Common Stock, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of material adverse effect may be taken into account in determining whether there has been a material adverse effect);

•
any failure by TBHC to meet internal or published projections, forecasts or revenue or earnings predictions, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of material adverse effect may be taken into account in determining whether there has been a material adverse effect);

•
political, geopolitical, social, legislative, or regulatory conditions, including any outbreak, continuation or escalation of any military conflict, declared or undeclared war, armed hostilities, civil unrest, government shutdown, public demonstrations or acts of foreign or domestic terrorism or sabotage (including hacking, ransomware or any other electronic attack), trade wars or tariffs, securities, credit, financial, debt or other capital market conditions, or any escalation or worsening of any such conditions; any natural or manmade disasters or calamities, weather conditions including hurricanes, floods, tornados, tsunamis, earthquakes and wild fires, cyber outages, or other force majeure events, or any escalation or worsening of such conditions;

•	any epidemic, pandemic or outbreak of disease, or any escalation or worsening of such conditions;
•
the announcement of the Merger Agreement and the Merger, including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of TBHC and its subsidiaries due to the announcement and consummation of the Merger or the identity of TBHC or BBBY (with certain limitations);

•
any action taken by TBHC, or which TBHC causes to be taken by any of its subsidiaries, in each case which is expressly required by the Merger Agreement or which is otherwise expressly disclosed in TBHC’s disclosure letter;

•	any actions taken (or omitted to be taken) at the express written request of BBBY;
•	any action or omission expressly required to be taken or omitted by the party pursuant to the terms of the Merger Agreement or at the express written direction or consent of the other party; and
•	any action taken by BBBY, Merger Sub or any of their controlled affiliates that results in a breach of or default by BBBY or Merger Sub under the Merger Agreement.
Conduct of Business Prior to the Merger’s Completion
TBHC has also agreed that, except (i) as may be required by applicable legal requirements, (ii) as expressly permitted or required by the Merger Agreement, (iii) as set forth in TBHC’s disclosure letter, or (iv) unless BBBY approves in writing, TBHC will not, and will not permit its subsidiaries to:
•
amend or otherwise change its organizational documents (other than such amendments as may be necessary to effect the transactions contemplated by the Merger Agreement, the Merger) or adopt any stockholder rights plan, “poison pill” antitakeover plan or similar device, in each case, to the extent that it would apply to the transactions contemplated by the Merger Agreement, including the Merger;

•
issue, deliver, sell, pledge, grant, transfer, dispose of or encumber any shares of capital stock, or grant to any person any right to acquire any additional shares of, or securities convertible or exchangeable for, or options, warrants or rights to acquire, any shares of its capital stock or other equity interests, except pursuant to the exercise of TBHC options or settlement of RSUs outstanding as of the date of the Merger Agreement in accordance with their terms;

•
declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, in respect of any of its capital stock or other equity interests (except for any dividend or distribution by a subsidiary of TBHC to TBHC or to other subsidiaries) or enter into any agreement with respect to the voting or registration of its capital stock or other equity interests;

•
adjust, split, combine, exchange, redeem, repurchase or otherwise acquire any shares of capital stock or other equity interests, or any other securities or obligations convertible (currently or after the passage of time or the occurrence of certain events) into or exchangeable for any shares of TBHC’s or any of its subsidiaries’ capital stock or other equity interests (except in connection with the cashless exercises or similar transactions pursuant to the exercise of TBHC options or settlement of RSUs or other awards or obligations outstanding as of the date of the Merger Agreement or permitted to be granted after the date of the Merger Agreement), or reclassify, combine, split, subdivide or otherwise amend, directly or indirectly, the terms of its capital stock or other equity interests, or any other securities or obligations convertible (currently or after the passage of time or the occurrence of certain events) into or exchangeable for any shares of TBHC’s or any of its subsidiaries’ capital stock or other equity interests;

•
(A) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets other than purchases of inventory and other assets in the ordinary course of business or pursuant to existing contracts; (B) sell, pledge, assign, transfer, lease, license, guarantee, encumber or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any property or assets, other than, in each case, (x) sales of inventory, goods or services in the ordinary course of business or of obsolete equipment or assets in the ordinary course of business; (w) as security for any borrowings permitted by the Merger Agreement; or (y) licenses granted to customers or other third parties in the ordinary course of business; or (z) dispositions of assets which do not constitute TBHC intellectual property, and with respect to which the fair market value of all such assets does not exceed $500,000 in the aggregate;

•
except in the ordinary course of business consistent with past practice, (x) materially amend or terminate any material contract (other than terminations pursuant to the expiration of the existing term of any material contract), (y) waive, release or assign any material rights under any material contract or (z) enter into any contract or agreement that, if in effect on the date of the Merger Agreement, would constitute a material contract;

•	make, or agree or commit to make, any capital expenditure, except in accordance with the Merger Agreement;
•
(A) make any loans, advances or capital contributions to, or investments in, any other person (other than a subsidiary of TBHC or routine travel and business expense advances made to directors or employees in the ordinary course of business consistent with past practice), (B) incur, redeem, repurchase, prepay, defease, or cancel any indebtedness for borrowed money, guarantee any such indebtedness, issue or sell any debt securities or rights to acquire any debt securities (directly, contingently or otherwise) or make any loans or advances or capital contributions to any other Person, except for: (1) subject to the Merger Agreement, repayment of the amounts outstanding under the credit facility when due in accordance with their terms; (2) borrowings in an aggregate principal amount outstanding at any time not to exceed $250,000 incurred in the ordinary course of business pursuant to existing credit facilities or letters of credit, (3) any indebtedness among TBHC and its subsidiaries or among subsidiaries of TBHC (and guarantees by TBHC or its subsidiaries in respect thereof) and (4) purchase money financings and capital leases entered into in the ordinary course of business in an aggregate amount not to exceed $250,000 at any time outstanding, (C) assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness or other obligations of another person (other than a guaranty by TBHC on behalf of its subsidiaries) or (D) incur any encumbrance on any of its material property or assets, except permitted encumbrances;

•
except to the extent required by applicable law or any TBHC plan in effect as of the date of the Merger Agreement, (A) increase or decrease the compensation or benefits of any director or any TBHC employee (other than annual base salary increases for employees with annual compensation less than $200,000 in the ordinary course of business consistent with past practice, and corresponding increases in target bonus compensation), (B) enter into, establish, amend, terminate or modify (including by exercising discretion to accelerate vesting or the time of payment or funding) any TBHC plan, or any arrangement that would be a TBHC plan if in effect as of the date of the Merger Agreement; (C) grant or increase any severance or termination pay or termination or change in control payments or benefits, or any similar compensation, (D) hire or engage any individual as an employee or other individual service provider (except, with respect to any individual whose annual base compensation does not exceed $200,000, to fill a vacancy); (E) terminate the employment of any TBHC employee (other than for cause); or (F) enter into any labor agreement;

•
implement or adopt any material change in its methods of accounting, except as may be required to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

•
adopt a plan of (A) complete or partial liquidation of TBHC or any subsidiary of TBHC or (B) dissolution, merger, consolidation, division, restructuring, recapitalization or other reorganization, other than, in the case of clause (B), transactions between or among direct or indirect wholly owned subsidiaries of TBHC;

•
commence, compromise, settle or agree to settle any action, or consent to the same, other than compromises, settlements or agreements in the ordinary course of business that (A) involve only the payment of money damages (1) for an amount (in excess of insurance proceeds) for each such compromise or settlement that is, individually, less than $100,000 and for all such compromises or settlements that is, in the aggregate, less than $500,000 or (2) consistent with the reserves reflected in TBHC’s balance sheet at November 1, 2025, (B) do not impose any restriction on TBHC’s business or the business of its subsidiaries, (C) do not relate to any litigation, claim, suit, action or proceeding by TBHC’s shareholders in connection with the Merger Agreement or the Merger and (D) do not include an admission of liability or fault on the part of TBHC or any of its subsidiaries;

•
waive, release, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise) with value in excess of $250,000, except in the ordinary course of business consistent with past practice and in accordance with their terms;

•
(A) make, change or revoke any material tax election, (B) change or adopt any tax accounting period or material method of tax accounting, (C) amend or refile any material tax return, (D) settle or compromise any material liability for taxes or any audit, claim or other proceeding relating to a material amount of taxes, (E) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar state, local or non-U.S. Law), (F) request any ruling from any governmental entity relating to taxes, (G) knowingly surrender any right to claim a material refund of taxes, (H) other than in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes, or (I) initiate any voluntary disclosure, amnesty or similar program with respect to a material amount of taxes;

•
sell, transfer, assign, license, or otherwise dispose of (by merger, consolidation, operation of law, division or otherwise), or grant a lien on, covenant not to sue in respect of, mortgage, encumber or exchange any material intellectual property owned or purported to be owned by, or exclusively licensed to, TBHC or any subsidiary of TBHC;

•	materially reduce the amount of insurance coverage or fail to renew or maintain any material existing insurance policies;
•	(A) amend any permits in a manner that adversely impacts TBHC’s ability to conduct its business in any material respect or (B) terminate or allow to lapse any material permits;
•	enter into any TBHC real property leases;
•	take any action (or knowingly omit to take any action) intended to or that would reasonably be expected to cause or result in a material breach of TBHC’s credit facility; or
•	authorize, approve, enter into any agreement to or commit to do any of the foregoing.

BBBY has also agreed that, except (i) as may be required by applicable legal requirements, (iii) as expressly permitted or required by the Merger Agreement, (iv) as set forth in BBBY’s disclosure letter, or (v) unless TBHC approves in writing, BBBY will not, and will not permit its subsidiaries to:
•	amend or otherwise change its organizational documents;
•
implement or adopt any material change in its methods of accounting, except as may be required to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

•
adopt a plan of (i) complete or partial liquidation of BBBY or any subsidiary of BBBY or (ii) dissolution, merger, consolidation, division, restructuring, recapitalization or other reorganization, other than, in the case of clause (ii), transactions between or among direct or indirect wholly owned subsidiaries of BBBY; or

•	authorize, approve, enter or commit to do any of the foregoing.
No Solicitation of Acquisition Proposals
Except as expressly permitted by the Merger Agreement and described under “Change of Recommendation—Permitted Change of Recommendation—Superior Proposal” and “Change of Recommendation—Permitted Change of Recommendation—Intervening Event,” TBHC has agreed that it will not, and will cause its subsidiaries not to and will not authorize or permit and will not otherwise direct its and their respective representatives to, except as otherwise permitted by the Merger Agreement, directly or indirectly:
•
initiate, solicit, knowingly assist, knowingly induce or knowingly encourage or facilitate (including by providing information) any inquiries, proposals or offers with respect to, or the making, submission, announcement or completion of, any proposal or offer that constitutes, or would be reasonably expected to lead to, an acquisition proposal (as defined below);

•
engage in, continue or participate in any negotiations or discussions with any persons other than BBBY, Merger Sub and their respective affiliates and representatives to the extent acting on behalf of BBBY or Merger Sub concerning any acquisition proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any acquisition proposal;

•
furnish or provide or cause to be furnished or provided any non-public information or data relating to TBHC or any of its subsidiaries in connection with, or for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, any inquiry, proposal or offer that constitutes of would reasonably be expected to lead to an acquisition proposal; or

•	resolve or agree to do any of the foregoing.
Notwithstanding the restrictions described above, prior to obtaining approval of the Merger Proposal, TBHC and its representatives may furnish information with respect to TBHC and its subsidiaries to, and participate in discussions or negotiations with, any person or its representatives that has made a bona fide written acquisition proposal after the date of the Merger Agreement that did not result from any breach of the foregoing restrictions by TBHC, its subsidiaries, or their representatives, as applicable, if:
•
prior to taking such action, the TBHC Board determines in good faith, after consultation with TBHC’s outside legal counsel and financial advisor, that such acquisition proposal either constitutes a superior proposal or would reasonably be expected to lead to, a superior proposal and that failure to engage in such discussions or negotiations, or provide such information, would reasonably be expected to be inconsistent with the TBHC Board’s fiduciary duties to TBHC and its shareholders under applicable law; and

•
prior to providing any information regarding TBHC or any of its subsidiaries to such third party in response to such acquisition proposal, TBHC receives from such third party (or there is then in effect with such party) an executed customary confidentiality agreement with nondisclosure provisions that are at least as restrictive of such third party as those contained in TBHC’s confidentiality agreement with BBBY and which does not prohibit the compliance of TBHC with the Merger Agreement’s no solicitation provisions.

TBHC has also agreed that after providing any non-public information to such third party, TBHC will promptly (within twenty-four (24) hours) make such non-public information available to BBBY.

TBHC has further agreed that, unless and only to the extent that the TBHC Board determines in good faith, after consultation with TBHC’s outside legal counsel and TBHC’s financial advisor that failure to take such action would reasonably be expected to be inconsistent with the TBHC Board’s fiduciary duties under applicable legal requirements (in which case, it may enable such persons to submit and pursue an acquisition proposal), it will not, and will cause its affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, or fail to enforce, any standstill provision in any agreement to which TBHC or any of its affiliates, as applicable, is a party.
An “acquisition proposal” means any inquiry, proposal or offer from any entity other than BBBY or one of its subsidiaries for (i) a Merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving acquisition of TBHC (or any subsidiary or subsidiaries of TBHC whose business constitutes 20% or more of the net revenues, net income or assets of TBHC and its subsidiaries, taken as a whole) or (ii) the acquisition in any manner, directly or indirectly, of over 20% of the equity interests, voting power or consolidated total assets of TBHC and its subsidiaries, in each case other than the Merger and the other transactions contemplated by the Merger Proposal.
A “superior proposal” means any bona fide written acquisition proposal (A) on terms which the TBHC Board determines in good faith, after consultation with TBHC’s outside legal counsel and financial advisors, to be more favorable from a financial point of view (including taking into account payment by TBHC of any termination fee) to the holders of shares of TBHC Common Stock than the Merger and the other transactions contemplated by the Merger Agreement (after giving effect to any revisions to the terms of the Merger Agreement committed to in writing by BBBY in response to such acquisition proposal pursuant to the Merger Agreement), taking into account all the terms and conditions of such proposal, including the timing, likelihood of consummation, confidentiality, legal, financial, regulatory, financing and other aspects of such acquisition proposal, and the Merger Agreement and (B) that the TBHC Board believes in good faith, after consultation with TBHC’s outside legal counsel and financial advisors, is reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal; provided, that for purposes of the definition of “superior proposal,” the references to “20%” in the definition of acquisition proposal shall be deemed to be references to “50%.”
Notice Regarding Acquisition Proposals; Clarification of Acquisition Proposals
TBHC has also agreed that if it receives an acquisition proposal (or notice from any person that it intends to make an acquisition proposal) or any inquiry or request for information with respect to an acquisition proposal or that is reasonably likely to lead to an acquisition proposal, then TBHC will promptly (within twenty-four (24) hours) notify BBBY in writing of such acquisition proposal or request (which notification must include the identity of the person making or submitting such request or acquisition proposal and an unredacted copy of any such written request or proposal (or, if not in writing, the material terms and conditions thereof)), together with copies of any proposed transaction agreements. TBHC must keep BBBY reasonably informed in writing, on a current basis, of the status of such acquisition proposal or request, including informing BBBY of any material change to the terms of such proposal, and the status of any negotiations, including any change in its intentions as previously notified.
Change of Recommendation
TBHC has agreed that, except as otherwise set forth in the Merger Agreement, the TBHC Board, will not:
•
withdraw, change, qualify, withhold, amend or modify in a manner adverse to BBBY or Merger Sub, or publicly propose to withdraw, change, qualify, withhold, amend or modify in a manner adverse to BBBY or Merger Sub, the TBHC Board recommendation or make, or permit any director or executive officer to make, any public statement in connection with the Special Meeting by or on behalf of the TBHC Board or such committee that would reasonably be expected to have the same effect;

•	adopt, approve, recommend, or publicly propose to adopt, approve or recommend, any acquisition proposal or alternative acquisition agreement (as defined below);
•	fail to include the TBHC Board recommendation in the proxy statement/prospectus,
•
in the event a tender offer that constitutes an acquisition proposal subject to Regulation 14D under the Exchange Act is commenced, fail to recommend against such acquisition proposal in any solicitation or recommendation statement made on Schedule 14D-9 within ten (10) Business Days of such commencement (and in no event later than one (1) business day prior to the date of the Special Meeting, as it may be postponed or adjourned);

•
if requested by BBBY, fail to issue, within ten (10) business days after an acquisition proposal is publicly announced (and in no event later than one (1) business day prior to the date of the Special Meeting, as it may be postponed or adjourned), a press release reaffirming the TBHC Board recommendation;

•
cause or permit TBHC or any of its subsidiaries to enter into or agree to any letter of intent, memorandum of understanding or similar document, agreement in principle, acquisition agreement, merger agreement, or other similar agreement or commitment (an “alternative acquisition agreement”), other than a confidentiality agreement entered into in compliance with the Merger Agreement; or

•	take any action to make the provisions of any anti-takeover or similar statute or regulation inapplicable to any TBHC Acquisition Proposal or counterparty thereto.
Permitted Change of Recommendation—Superior Proposal
However, TBHC, at any time prior to its shareholders voting on TBHC Merger Proposal, may make a change of recommendation related to an acquisition proposal if TBHC receives from a third party a bona fide written acquisition proposal that has not been withdrawn and that did not result from a breach of the Merger Agreement’s no solicitation provisions, if, prior to making such change of recommendation:
•
The TBHC Board determines in good faith, after consultation with TBHC’s outside legal counsel and its financial advisor, that such acquisition proposal constitutes a superior proposal and that failure to take such action would reasonably be expected to be inconsistent with the TBHC Board’s fiduciary duties to its shareholders under applicable law;

•	TBHC delivers to BBBY a written notice at least five (5) business days in advance stating that the recipient’s board intends to make a change of recommendation;
•
during such five (5) business day period, if requested by BBBY, TBHC uses commercially reasonable efforts to engage in good faith with BBBY (to the extent BBBY wishes to engage) during such notice period commencing on the delivery of the notice related to the superior proposal, to consider any adjustments proposed by BBBY to the terms and conditions of the Merger Agreement such that the alternative acquisition agreement ceases to constitute a superior proposal; and

•
after the expiration of such five (5) business day period, the TBHC Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that, in light of such superior proposal and taking into account any revised terms proposed by BBBY, such superior proposal continues to constitute a superior proposal and that the failure to make such adverse recommendation change or to so terminate the Merger Agreement, as applicable, would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law.

If there is any change and/or amendment, whether communicated orally or in writing, to the financial or other material terms of such acquisition proposal, TBHC must deliver to BBBY an additional notice, and a new negotiation period will commence.
Permitted Change of Recommendation—Intervening Event
In addition, TBHC, at any time prior to its shareholders voting on TBHC Merger Proposal, may make a change of recommendation if and only in response to an intervening event (as defined below) arising prior to making such change of recommendation:
•
The TBHC Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, that, in light of such intervening event, a failure to effect an adverse recommendation change would be reasonably expected to be inconsistent with the TBHC Board’s fiduciary duties to its shareholders under applicable law;

•	TBHC delivers to BBBY a written notice at least five (5) business days in advance stating that the TBHC Board intends to make a change of recommendation;
•
during such five (5) business day period, if requested by BBBY, TBHC uses commercially reasonable efforts to engage in good faith negotiations with BBBY to consider any adjustments proposed by BBBY to the terms and conditions of the Merger Agreement such that the failure of the TBHC Board to make an adverse recommendation change in response to the intervening event would no longer reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law; and

•
after the expiration of such five (5) business day period, the TBHC Board shall have determined in good faith, after consultation with its outside legal counsel, that in light of such intervening event and taking into account any revised terms proposed by BBBY, the failure to make an adverse recommendation change would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law.

An “intervening event” means an effect that arises following the date of the Merger Agreement that (i) (x) was not known to, or reasonably foreseeable by, the TBHC Board prior to the execution of the Merger Agreement (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable), which effect becomes known to, or reasonably foreseeable by, the TBHC Board prior to the Special Meeting, and (y) is material to TBHC and its subsidiaries (taken as a whole), and (ii) does not relate to (x) an acquisition proposal or a superior proposal or any inquiry or communications relating thereto, any matter relating thereto or consequences thereof, and (y) in each case in and of itself, any changes in the market price or trading volume of shares of TBHC Common Stock or the fact that TBHC meets, fails to meet or exceeds any internal or published projections, forecasts or estimates of its revenue, earnings or other financial performance or results of operations for any period (it being understood, however, that any underlying cause of any of the foregoing in this clause (y) may be an intervening event if not otherwise falling into the foregoing clauses (x) and (y) of this definition).
Special Meeting
As promptly as reasonably practicable after the registration statement on Form S-4 of which this proxy statement/prospectus forms a part is declared effective by the SEC or as TBHC and BBBY mutually determine to be appropriate, TBHC must take all actions necessary to convene the Special Meeting of the holders of shares of TBHC Common Stock to vote on a proposal to adopt the Merger Agreement, as well as a customary proposal regarding adjournment of such meeting. Except as described above with respect to a change of recommendation, TBHC must use commercially reasonable efforts to solicit proxies in favor of the Merger Proposal.
TBHC may postpone or adjourn the Special Meeting if BBBY provides its prior written consent and:
•	if required by applicable legal requirements or a request from the SEC or its staff;
•	due to the absence of a quorum for the Special Meeting;
•
if TBHC has not received proxies representing a sufficient number of common shares for TBHC to obtain the TBHC shareholder approval, whether or not a quorum is present, to solicit additional proxies; or

•
to the extent reasonably necessary to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the TBHC Board has determined in good faith after consultation with BBBY and outside legal counsel is necessary under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by TBHC’s shareholders prior to the Special Meeting.

However, without BBBY’s prior written consent (which will not be unreasonably withheld), in the case of an adjournment as required by applicable law, requested by the SEC or its staff or to file and mail any supplemental or additional disclosure in compliance with the Merger Agreement: (a) no single adjournment or postponement (including as contemplated by the immediately following paragraph) may be for more than five (5) Business Days, except as may be required by law; and (b) all such adjournments and postponements, in the aggregate, may not cause the date of the Special Meeting to be more than twenty (20) Business Days after the date for which the meeting was originally scheduled.
In addition, at BBBY’s request and to the extent permitted by law, TBHC will postpone or adjourn the Special Meeting to a date mutually agreed with BBBY in the event of an absence of a quorum or if proxies representing a sufficient number of shares of TBHC Common Stock to obtain TBHC shareholder approval have not been received; provided, that no such adjournment will be required to exceed ten (10) Business Days.
Access to Information
Subject to certain limitations, prior to the Effective Time, TBHC will afford BBBY and its representatives reasonable access, during normal business hours upon prior notice, to TBHC’s and its subsidiaries’ properties, assets, books, contracts, commitments, personnel and records, and, during such period, will furnish promptly to BBBY all reasonably available information concerning TBHC’s business as BBBY may reasonably request in each case for the purposes of integration planning and the consummation of the transactions contemplated by the Merger Agreement.

Publicity
Except for in the case of any press release or other public announcement or disclosure in connection with any acquisition proposal or change in recommendation in compliance with the Merger Agreement, BBBY and TBHC must consult with one another prior to issuing, and provide each other with the opportunity to review and comment upon, any public announcement or statement with respect to the Merger Agreement or the Merger and may not issue any such public announcement or statement prior to such consultation, except as may be required by applicable legal requirements or by the Nasdaq or the NYSE rules and regulations (in which event BBBY or TBHC, as applicable, must endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other party to review and comment upon such public announcement in advance, and must give due consideration to all reasonable additions, deletions or changes suggested thereto by BBBY or TBHC, as applicable). BBBY and TBHC agreed to issue the previously agreed upon form of joint press releases announcing the execution and delivery of the Merger Agreement promptly following the execution of the Merger Agreement.
Certain Tax Matters
BBBY and TBHC intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The Merger Agreement is intended to constitute a “plan of reorganization” for purposes of Treasury Regulations Section 1.368-2(g) and 1.368-3(a), to which the BBBY, Merger Sub and TBHC are parties under Section 368(b) of the Code, and each of BBBY, Merger Sub and TBHC have adopted it as such.
Both prior to and following the Effective Time, BBBY, Merger Sub and TBHC shall use their respective commercially reasonable efforts, and shall cause their respective subsidiaries to use their commercially reasonable efforts, to take or cause to be taken any action necessary for the Merger to qualify for the Intended Tax Treatment, including (A) reasonably refraining from any action that such party knows, or is reasonably expected to know, is reasonably likely to prevent the Intended Tax Treatment and (B) shall not take any tax reporting position inconsistent with the Intended Tax Treatment for U.S. federal (and applicable state, local and non-U.S.) income tax purposes, unless otherwise required by a change in applicable tax law after the date of the Merger Agreement or a “determination” within the meaning of Section 1313(a)(1) of the Code (or any similar or corresponding provision of state, local, or non-U.S. Law).
Indemnification; Directors’ and Officers’ Insurance
For at least six (6) years following the Effective Time:
•
The surviving company must indemnify and hold harmless, and provide advancement of expenses to, all current or former directors and officers of TBHC or any of its subsidiaries and any person who becomes a director or officer of TBHC or any of its subsidiaries prior to the Effective Time (such individuals, the “indemnified parties”) to the fullest extent permitted by applicable legal requirements; and

•
Except as may be required by applicable law, BBBY and TBHC agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any indemnified party as provided in the organizational documents of TBHC and its subsidiaries or in any indemnification agreement in effect as of the date hereof between such indemnified party and TBHC or any of its subsidiaries shall survive the Merger and continue in full force and effect, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such indemnified party.

At TBHC’s option, TBHC may purchase, prior to the Effective Time, a six (6)-year prepaid “tail policy” on terms and conditions providing substantially equivalent benefits as the policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by TBHC and its subsidiaries in effect as of the date hereof with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby; provided that the annual cost of such “tail policy” may not exceed the 300% of the last annual premium paid by TBHC prior to the date hereof with respect to TBHC’s existing directors’ and officers’ liability insurance and fiduciary liability insurance policies. If TBHC has not purchased such tail policy prior to the Effective Time, for a period of six (6) years from the Effective Time, BBBY shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by TBHC and its subsidiaries or cause to be provided substitute policies or purchase or cause the surviving corporation to purchase, a “tail policy,” in either case of at least the same coverage and amounts containing terms and conditions that are not less advantageous in the aggregate than such policy with respect to matters arising on or before the Effective Time.

Certain Additional Covenants
The Merger Agreement also contains additional covenants, including, among others, covenants relating to the filing of this proxy statement/prospectus, the delisting of shares of TBHC Common Stock from the Nasdaq and the deregistration of TBHC under the Exchange Act (which are described under “The Merger—Listing of BBBY Common Stock; Delisting and Deregistration of TBHC Common Stock”), reporting requirements under Section 16 of the Exchange Act, notification of certain events, coordination with respect to litigation relating to the Merger and the termination or amendments of certain agreements, including TBHC’s existing credit facility with Bank of America, N.A.
In particular, pursuant to the Merger Agreement, at the election of BBBY, either (i) BBBY shall repay, on behalf of TBHC and its subsidiaries, on or before the Effective Time all amounts necessary to discharge in full all of the obligations of TBHC and its subsidiaries arising under that certain Third Amended and Restated Credit Agreement, dated as of March 31, 2023, by and among the Kirkland’s Stores, Inc., as lead borrower, the other borrowers named therein, the guarantors named therein, the Agent, or (ii) each of BBBY and TBHC shall use commercially reasonable efforts to, on or prior to the Effective Time, enter into a fully executed and enforceable amendment to TBHC’s existing revolving credit facility.
Conditions to the Completion of the Merger
The obligations of each of BBBY and TBHC to complete the Merger are subject to the satisfaction or waiver, as of the closing, of each of the following conditions:
•	approval by TBHC shareholders of the Merger Proposal must have been obtained;
•
no law or order preventing, enjoining or making illegal the consummation of the Merger may have been issued by a court of competent jurisdiction or other governmental entity of competent jurisdiction and remain in effect;

•	the shares of BBBY Common Stock to be issued pursuant to the Merger must have been approved for listing (subject to notice of issuance) on the NYSE;
•
the declaration of the effectiveness by the SEC of the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, filed with the SEC by BBBY in connection with the registration of the shares of BBBY Common Stock to be issued in connection with the Merger; and

•
subject to BBBY’s election, either (i) BBBY shall repay, on behalf of TBHC and its subsidiaries, on or before the Effective Time all amounts necessary to discharge in full all of the obligations of TBHC and its subsidiaries arising under that certain Third Amended and Restated Credit Agreement, dated as of March 31, 2023, by and among the Kirkland’s Stores, Inc., as lead borrower, the other borrowers named therein, the guarantors named therein, and the Agent, or (ii) each of BBBY and TBHC shall use commercially reasonable efforts to, on or prior to the Effective Time, enter into a fully executed and enforceable amendment to TBHC’s existing revolving credit facility.

The obligation of BBBY and Merger Sub to complete the Merger is subject to the satisfaction or waiver by BBBY, at or prior to the closing, of each of the following conditions:
•
Certain representations and warranties of TBHC regarding capitalization must have been true and accurate, other than de minimis inaccuracies, at and as of the date of the Merger Agreement and at and as of the closing date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be true and accurate, other than de minimis inaccuracies, as of such particular date or period of time);

•
Certain representations and warranties of TBHC regarding (a) TBHC’s incorporation and good standing, (b) corporate authority and approval, (c) non-violation of TBHC’s or its subsidiaries’ organizational documents, and (d) brokers, must have been true and accurate in all material respects at and as of the date of the Merger Agreement and at and as of the closing date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be true and accurate in all material respects as of such particular date or period of time);

•
The representation of TBHC regarding the absence of any effect that has constituted or resulted in, or that would reasonably be expected to constitute or result in, a material adverse effect must have been true and accurate in all respects at and as of the date of the Merger Agreement and at and as of the closing date as if made at and as of such time;

•
TBHC’s remaining representations and warranties must have been true and accurate in all respects at and as of the date of the Merger Agreement and at and as of the closing date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and accurate in all respects as of such particular date or period of time), except where the failure to be true and accurate, individually or in the aggregate, has not constituted or resulted in a material adverse effect, without giving effect to any materiality or material adverse effect qualifications contained therein;

•	TBHC’s covenants required to be complied with or performed at or prior to the closing must have been complied with and performed in all material respects;
•	Since the date of the Merger Agreement, there must not have occurred any effects that, individually or in the aggregate, have constituted or resulted in a material adverse effect for TBHC; and
•	BBBY must have received a certificate, dated as of the closing date and signed by an executive officer of TBHC, certifying as to the matters set forth in the preceding bullets.
The obligation of TBHC to complete the Merger is subject to the satisfaction or waiver, at or prior to the closing, of each of the following conditions:
•
Certain representations and warranties of BBBY regarding capitalization must have been true and accurate, other than de minimis inaccuracies at and as of the date of the Merger Agreement and at and as of the closing date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be true and accurate, other than de minimis inaccuracies, as of such particular date or period of time);

•
Certain representations and warranties of BBBY regarding (a) BBBY’s and the Merger Sub’s incorporation and good standing, (b) capitalization, (c) corporate authority and approval, (d) non-violation of BBBY’s or its subsidiaries’ organizational documents and (e) brokers must have been true and accurate in all material respects at and as of the closing date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and accurate in all material respects as of such particular date or period of time);

•
The representations of BBBY and Merger Sub regarding the absence of any effect that has constituted or resulted in, or that would reasonably be expected to constitute or result in, a material adverse effect must have been true and accurate in all respects at and as of the date of the Merger Agreement and at and as of the closing date as if made at and as of such time;

•
BBBY’s remaining representations and warranties must have been true and accurate in all respects at and as of the date of the Merger Agreement and at and as of the closing date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and accurate in all respects as of such particular date or period of time), except where the failure to be true and accurate, individually or in the aggregate, has not constituted or resulted in a material adverse effect, without giving effect to any materiality or material adverse effect qualifications contained therein;

•	BBBY’s covenants required to be complied with or performed at or prior to the closing must have been complied with and performed in all material respects;
•	Since the date of the Merger Agreement, there must not have occurred any effects that, individually or in the aggregate, have constituted or resulted in a material adverse effect for BBBY; and
•	TBHC must have received a certificate, dated as of the closing date and signed by an executive officer of BBBY, certifying as to the matters set forth in the preceding bullets.

Frustration of Closing Conditions
None of BBBY, Merger Sub or TBHC may rely on the failure of any closing condition to be satisfied as a condition precedent to any right or obligation of such party hereunder if such failure was principally caused by such party’s material breach of the Merger Agreement, failure to act in good faith or failure to perform its obligations with respect to TBHC’s existing revolving credit facility.
Termination of the Merger Agreement
The Merger Agreement may be terminated and the Merger abandoned:
•	by mutual written consent of BBBY and TBHC at any time prior to the Effective Time;
•
by either BBBY or TBHC, if (i) the Merger has not been consummated on or prior to May 24, 2026, which is referred to as the “termination date”; (ii) if any legal restraint permanently restraining, enjoining or otherwise prohibiting or making illegal any of the transactions contemplated by the Merger Agreement shall have become final and nonappealable; or (iii) if the TBHC shareholder approval shall not have been obtained at the Special Meeting duly convened therefor (as such Special Meeting may be adjourned or postponed from time to time in accordance with terms hereof) at which a vote on the adoption of the Merger Agreement was taken;

•
by either BBBY or TBHC, if the other party has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement and such breach would result in a failure of a closing condition and is not cured within 30 days following written notice to the other party;

•	by BBBY, if at any time prior to the receipt of approval by TBHC shareholders, TBHC board shall have effected an adverse recommendation; or
•
by TBHC, if at any time prior to obtaining approval by TBHC shareholders if, (i) the TBHC Board authorizes TBHC to enter into an alternative acquisition agreement with respect to a superior proposal, (ii) concurrently with the termination of the Merger Agreement, TBHC enters into an alternative acquisition agreement providing for a superior proposal and (iii) prior to or substantially concurrently with such termination, TBHC pays to BBBY any fees required to be paid in connection with a termination.

Termination Fee
TBHC will be obligated to pay to BBBY the termination fee if:
•	the Merger Agreement is terminated (i) by BBBY due to a TBHC breach or (ii) by TBHC or BBBY due to a lapse of the termination date provided in the Merger Agreement, and:
○
at any time after the date of the Merger Agreement and prior to the taking of a vote to adopt the Merger Agreement, an acquisition proposal shall have been communicated to the senior management of TBHC or the TBHC Board or shall have been publicly disclosed or announced or publicly made known to the shareholders of TBHC, or any person shall have publicly announced an intention to make an acquisition proposal, and in each case such acquisition proposal or intention to make an acquisition proposal is not publicly withdrawn without qualification prior to the date that is five (5) business days prior to such vote to adopt the Merger Agreement, or

○	within 12 months after such termination, TBHC shall have consummated or entered into a definitive agreement with respect to any acquisition proposal;
•	the Merger Agreement is terminated by TBHC in connection with a superior proposal; or
•
the Merger Agreement is terminated (A) by BBBY in connection with an adverse recommendation change or (B) by either BBBY or TBHC in connection with (i) a lapse of the termination date provided in the Merger Agreement or (ii) a failure to obtain shareholder approval with respect to the Merger, in each case at a time when BBBY could have terminated in connection with an adverse recommendation change.

The termination fee of approximately $1.0 million will be payable by TBHC only once and not in duplication even though the termination fee may be payable by TBHC pursuant to all of the circumstances described above. In addition, if either BBBY or TBHC terminates the Merger Agreement due to a failure to obtain shareholder approval in connection with the Merger Proposal, then TBHC shall pay to BBBY an expense reimbursement fee of approximately $0.3 million to the account or accounts designated by BBBY no later than two (2) Business Days following such termination.

Post-Termination Liability
Except in the case of any fraud or willful breach, if BBBY receives the termination fee, then the receipt of the termination fee will be BBBY’s sole and exclusive remedy against TBHC, its affiliates and their respective representatives in connection with the Merger Agreement.
Amendment and Waiver
The Merger Agreement may be amended at any time prior to the Effective Time by an instrument in writing signed on behalf of each of the parties to the Merger Agreement, except that if the Merger Proposal is approved, no amendment may be made which by applicable legal requirements or Nasdaq rule or regulation requires further approval of TBHC shareholders without the further approval of such TBHC shareholders.
Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.
Assignment
The Merger Agreement is not assignable by any party to the Merger Agreement, in whole or in part, by operation of law or otherwise, without the express prior written consent of the other parties thereto.
Third-Party Beneficiaries
BBBY, Merger Sub and TBHC have agreed that their respective representations and warranties set forth in the Merger Agreement are solely for the benefit of the other parties thereto, in accordance with and subject to the terms of the Merger Agreement. The Merger Agreement is not intended to, and does not, confer upon any person other than BBBY, Merger Sub, TBHC and their respective successors and permitted assigns any rights or remedies, express or implied, thereunder, including the right to rely upon the representations and warranties set forth in the Merger Agreement, except with respect to the sections regarding indemnification and directors’ and officers’ insurance and, after the Effective Time, the provisions of the Merger Agreement relating to payment of the Merger consideration, any cash in lieu of fractional shares of BBBY Common Stock, and any dividends or other distributions, which provisions inure to the benefit of, and are enforceable by, holders of TBHC Common Stock and TBHC equity awards as of immediately prior to the Effective Time to the extent necessary to receive the consideration and amount due to such persons thereunder. The representations and warranties in the Merger Agreement are the product of negotiations among the parties. In some instances, the representations and warranties in the Merger Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, persons other than the parties to the Merger Agreement may not rely upon the representations and warranties in this Agreement or the characterization of actual facts or circumstances as of the date of the Merger Agreement or as of any other date.
Jurisdiction; Specific Performance
Each of BBBY, Merger Sub and TBHC has consented to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware (or if the Court of Chancery of the State of Delaware does not have jurisdiction, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court) in any legal actions or proceedings relating to the Merger Agreement or any of the transactions contemplated thereby. The Merger Agreement is governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the law of any other state.
Each of BBBY, Merger Sub and TBHC has also agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed or were threatened to be not performed, or were otherwise breached. Accordingly, and in addition to any other remedy that each may be entitled to, including monetary damages, BBBY, Merger Sub and TBHC have agreed that each will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
On November 24, 2025, Bed Bath & Beyond, Inc., a Delaware corporation (“BBBY”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among BBBY, Knight Merger Sub II, Inc., a Delaware corporation and wholly owned subsidiary of BBBY, and The Brand House Collective, Inc., a Tennessee corporation (“TBHC”), pursuant to which, subject to the terms and conditions set forth therein, Merger Sub will merge with and into TBHC (the “Merger”), with TBHC surviving such Merger as a wholly owned subsidiary of BBBY.
The Merger Agreement provides that:
•
At the effective time of the Merger (the “Effective Time”), each share of common stock, no par value, of TBHC (the “TBHC Common Stock”) issued and outstanding immediately prior to the Effective Time (other than treasury shares and any shares of TBHC Common Stock held directly by BBBY or Merger Sub) will be converted into the right to receive 0.1993 (the “Exchange Ratio”) of a fully paid and non-assessable share of common stock, par value $0.0001 per share, of BBBY (the “BBBY Common Stock”) and, if applicable, cash in lieu of fractional shares of BBBY Common Stock, subject to any applicable withholding.

•
At the Effective Time, (i) each award of TBHC restricted share units (“TBHC RSU”) that is outstanding as of immediately prior to the Effective Time will automatically fully vest and be converted into the right to receive, without interest and subject to applicable withholding taxes, a number of validly issued, fully paid and nonassessable shares of BBBY Common Stock equal to (A) the number of shares of TBHC Common Stock subject to the TBHC RSU multiplied by (B) the Exchange Ratio, plus, if applicable, cash in lieu of fractional shares, and (ii) each option to purchase TBHC Common Stock (“TBHC Option”) that is outstanding as of immediately prior to the Effective Time will be automatically cancelled and converted into the right to receive, without interest and subject to applicable withholding taxes, a number of validly issued, fully paid and nonassessable shares of BBBY Common Stock equal to (A) the Net Option Share Amount (as defined in the Merger Agreement) applicable to the TBHC Option multiplied by (B) the Exchange Ratio, plus, if applicable, cash in lieu of fractional shares.

BBBY and TBHC have different fiscal year end dates. BBBY’s fiscal year ends on December 31st of each year. TBHC’s fiscal year ends on the Saturday closest to January 31 of each year. The unaudited pro forma condensed combined balance sheet as of September 30, 2025, combines the unaudited condensed consolidated balance sheet of BBBY as of September 30, 2025 with the unaudited condensed consolidated balance sheet of TBHC as of November 1, 2025, giving effect to the Merger as if it had been consummated on September 30, 2025.
Because BBBY and TBHC have different fiscal period ends, and in accordance with the SEC’s one fiscal quarter conformity rule, there will be no adjustments relating to the different fiscal period ends. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2025 combines (1) the unaudited consolidated statement of operations of BBBY for the nine months ended September 30, 2025 and (2) the unaudited condensed consolidated statement of operations of TBHC for the 39-week period ended November 1, 2025 giving effect to the Merger as if it had been consummated on January 1, 2024, the beginning of the earliest period presented.
The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 combines (1) the audited consolidated statement of operations of BBBY for the year ended December 31, 2024 and (2) the audited consolidated statement of operations of TBHC for the year ended February 1, 2025 giving effect to the Merger as if it had been consummated on January 1, 2024, the beginning of the earliest period presented.
The unaudited pro forma condensed combined financial information and corresponding notes to the unaudited pro forma condensed combined financial information were derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes:
•
The historical unaudited consolidated financial statements of BBBY as of and for the nine months ended September 30, 2025 as included in BBBY’s Quarterly Report on Form 10-Q filed with the SEC on October 27, 2025, which is incorporated by reference herein;

•
The historical audited consolidated financial statements of BBBY as of and for the fiscal year ended December 31, 2024, as included in BBBY’s Annual Report on Form 10-K filed with the SEC on February 25, 2025, which is incorporated by reference herein;

•	The historical audited consolidated financial statements of TBHC as of and for the fiscal year ended February 1, 2025, as included herein;
•	The historical unaudited condensed consolidated financial statements of TBHC as of and for the 39-week period ended November 1, 2025 as included herein;
The unaudited pro forma condensed combined financial information gives effect to the accounting for the Merger (the “Transaction Accounting Adjustments” or “Adjustments”).
The following unaudited pro forma condensed combined financial information gives effect to the Merger, which includes adjustments for the following:
•	Certain reclassifications to conform TBHC’s historical financial statement presentation to BBBY’s historical financial statement presentation;
•	Adjustments to reflect purchase accounting under ASC 805; and
•	Non-recurring transaction costs in connection with the Merger.
Accounting for the Merger
The Merger will be accounted for as a business combination using the acquisition method with BBBY assumed to be the accounting acquirer in accordance with Accounting Standards Codification 805, Business Combinations (“ASC 805”). Under this method of accounting, the consideration transferred will be allocated to TBHC’s assets acquired and liabilities assumed mostly based upon their estimated fair values at the closing date. Any differences between the fair value of the consideration transferred and the fair value of the assets acquired, and liabilities assumed will be recorded as goodwill by BBBY. The process of valuing the net assets of TBHC at the closing date, the allocation of the consideration transferred, as well as evaluating accounting policies for conformity, is preliminary and represents BBBY’s current best estimate and is subject to revision.
The pro forma transaction accounting adjustments are based upon currently available information and certain assumptions that BBBY’s management believes are reasonable and factually supportable as of the date of this filing. The unaudited pro forma condensed combined financial statements are presented for informational purposes only and are not intended to present or be indicative of what the results of operations or financial position would have been had the events actually occurred on the date indicated, nor are they meant to be indicative of future results of operations or financial position for any future period or as of any future date. Future results may differ significantly from the pro forma amounts presented. The unaudited pro forma condensed combined financial statements do not include any adjustments not otherwise described herein; they do not give effect to the potential impact of current financial conditions, or any anticipated revenue enhancements, cost savings, operating synergies or dis-synergies that may result from the Merger. In the opinion of BBBY’s management, all adjustments necessary to present fairly the pro forma financial information have been made.

Unaudited Pro Forma Condensed Combined Balance Sheet
(in thousands)

	As of September 30, 2025	As of November 1, 2025	As of September 30, 2025
	Bed Bath & Beyond, Inc. (Historical)	The Brand House Collective, Inc. (Historical, adjusted for reclassifications)	Transaction Adjustments	Notes	Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$167,366	$6,457	$(1,850)	A	$171,973
Restricted cash	27,051	—	—		27,051
Accounts receivable, net of allowance for credit losses	17,307	—	(571)	B	16,736
Inventories	7,213	88,902	10,098	B	106,213
Prepaid expenses and other current assets	12,866	10,468	—		23,334
Total current assets	231,803	105,827	7,677		345,307
Property and equipment, net	14,794	17,780	—		32,574
Intangible assets, net	45,337	—	—		45,337
Goodwill	6,160	—	52,823	B	58,983
Equity securities, including securities measured at fair value	78,625	—	2,191	C	64,062
			(16,754)	B
Operating lease right-of-use assets	5,397	102,532	16,807	D	124,736
Other long-term assets, net including securities measured at fair value	32,260	3,090	(11,736)	B	23,614
Total assets	$414,376	$229,229	$51,008		$694,613
Liabilities and Stockholder’s Equity (Deficit)
Current liabilities:
Accounts payable	$94,232	$55,040	$—		$149,272
Accrued liabilities	48,838	19,879	—		68,717
Unearned revenue	35,820	1,538	—		37,358
Operating lease liabilities, current	906	35,650	—		36,556
Short-term debt, net	17,994	—	—		17,994
Current related party debt, net	—	1,538	(1,538)	B	—
Total current liabilities	197,790	113,645	(1,538)		309,897
Long-term debt, net	—	61,602	—		61,602
Operating lease liabilities, non-current	5,872	77,589	6,100	E	89,561
Other long-term liabilities, including commitments measured at fair value	7,774	3,892	(2,766)	F	8,900
Related party debt, net	—	16,542	(16,542)	B	—
Total liabilities	211,436	273,270	(14,746)		469,960
Stockholders’ equity (deficit):
Preferred stock	—	—
Common stock	7	188,227	(188,227)	B	7
Additional paid-in capital	1,183,242	—	18,606	B	1,201,848
Accumulated deficit	(804,212)	(232,268)	232,268		(801,105)
			(1,850)	A
			2,191	C
			2,766	F
Treasury stock at cost	(176,438)	—	—		(176,438)
Total stockholders’ equity (deficit) attributable to stockholders of Bed Bath & Beyond, Inc.	202,599	(44,041)	65,754		224,312
Equity attributable to noncontrolling interests	341	—	—		341
Total stockholders’ equity (deficit)	202,940	(44,041)	65,754		224,653
Total liabilities and stockholders’ equity (deficit)	$414,376	$229,229	$51,008		$694,613

See accompanying notes to the unaudited pro forma condensed combined financial statements

Unaudited Pro Forma Condensed Combined Statements of Operations
(in thousands)

	Nine Months Ended September 30, 2025	39-Week Period Ended November 1, 2025	Nine Months Ended September 30, 2025
	Bed Bath & Beyond, Inc. (Historical)	The Brand House Collective, Inc. (Historical, adjusted for reclassifications)	Transaction Adjustments	Notes	Pro Forma Combined
Net revenue	$771,186	$260,754	$(766)	AA	$1,031,174
Cost of goods sold	580,922	206,981	—		787,903
Gross profit	190,264	53,773	(766)		243,271
Operating expenses:
Sales and marketing	105,625	1,289	—		106,914
Technology	70,584	3,313	—		73,897
General and administrative	40,373	90,352	—		130,725
Customer service and merchant fees	27,561	—	—		27,561
Gain on sale of internally developed intangible assets	—	(10,000)	10,000	FF	—
Asset impairment	—	72	—		72
Other operating expense (income), net	(5,790)	—	—		(5,790)
Total operating expenses	238,353	85,026	10,000		333,379
Operating loss	(48,089)	(31,253)	(10,766)		(90,108)
Interest income, net	2,837	(4,550)	1,506	BB	(207)
Other income (expense), net	(17,780)	172	1,652	CC	(15,956)
Loss before income taxes	(63,032)	(35,631)	(7,608)		(106,271)
Provision for income taxes	714	77	—		791
Consolidated net loss	(63,746)	(35,708)	(7,608)		(107,062)
Less: Net loss attributable to noncontrolling interests	—	—	—		—
Net loss attributable to stockholders of Bed Bath & Beyond, Inc.	$(63,746)	$(35,708)	$(7,608)		$(107,062)
Net loss per share, basic and diluted	$(1.11)	$(1.60)			$(1.78)
Weighted average common shares outstanding, basic and diluted	57,190	22,338	(19,293)	GG	60,235

See accompanying notes to the unaudited pro forma condensed combined financial statements

Unaudited Pro Forma Condensed Combined Statements of Operations
(in thousands)

	Year Ended December 31, 2024	Year Ended February 1, 2025	The Year Ended December 31, 2024
	Bed Bath & Beyond, Inc. (Historical, adjusted for reclassifications)	The Brand House Collective, Inc. (Historical, adjusted for reclassifications)	Transaction Adjustments	Notes	Pro Forma Combined
Net revenue	$1,394,964	$441,360	$—		$1,836,324
Cost of goods sold	1,104,800	319,354	10,098	DD	1,434,252
Gross profit	290,164	122,006	(10,098)		402,072
Operating expenses:
Sales and marketing	238,564	2,209	—		240,773
Technology	114,584	4,813	—		119,397
General and administrative	74,399	128,742	1,850	EE	204,991
Customer service and merchant fees	53,586	166	—		53,752
Gain on asset disposals	(6,890)	—	—		(6,890)
Asset impairment	—	109	—		109
Other operating expense (income), net	—	—	—		—
Total operating expenses	474,243	136,039	1,850		612,132
Operating loss	(184,079)	(14,033)	(11,948)		(210,060)
Interest income, net	6,765	(5,949)	585	BB	1,401
Loss on debt extinguishment	—	(3,338)	—		(3,338)
Other income (expense), net	(80,797)	504	4,621	CC	(75,672)
Loss before income taxes	(258,111)	(22,816)	(6,742)		(287,669)
Provision for income taxes	684	316	—		1,000
Consolidated net loss	(258,795)	(23,132)	(6,742)		(288,669)
Less: Net loss attributable to noncontrolling interests	—	—	—		—
Net loss attributable to stockholders of Bed Bath & Beyond, Inc.	$(258,795)	$(23,132)	$(6,742)		$(288,669)
Net loss per share, basic and diluted	$(5.56)	$(1.77)			$(5.82)
Weighted average common shares outstanding, basic and diluted	46,542	13,068	(10,023)	GG	49,587

See accompanying notes to the unaudited pro forma condensed combined financial statements

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
1. Basis of Presentation
The accompanying unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information, of the Securities Act. The historical information of BBBY and TBHC is presented in accordance with GAAP.
The unaudited pro forma condensed combined financial information is prepared using the acquisition method of accounting in accordance with the business combination accounting guidance under ASC 805, with BBBY as the accounting acquirer for the merger. Under ASC 805, assets acquired and liabilities assumed in a business combination are recognized and measured at the merger date fair value. Transaction costs associated with a business combination are expensed as incurred. The excess of consideration over the fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill. Accordingly, the merger consideration allocation and related adjustments reflected in this unaudited pro forma condensed combined financial information are preliminary and subject to revision based on a final determination of fair value.
The unaudited pro forma condensed combined financial information does not reflect any anticipated synergies or dis-synergies, operating efficiencies, or cost savings that may result from the integration costs that may be incurred. The pro forma adjustments represent BBBY’s best estimates and are based upon currently available information and certain assumptions that BBBY believes are reasonable under the circumstances.
The unaudited pro forma condensed combined financial information is provided for informational purposes only and may not be indicative of the operating results that would have occurred if the Merger had been completed as of the dates set forth above, nor is it indicative of the future results of BBBY following the Merger. In determining the preliminary estimate of fair values of assets acquired and liabilities assumed of TBHC, BBBY used publicly available benchmarking information as well as a variety of other assumptions, including market participant assumptions. The pro forma purchase price allocation relating to the Merger is preliminary and subject to change, as additional information becomes available and as additional analyses are performed. There can be no assurances that the valuations will not result in material changes to this purchase price allocation. Any increase or decrease in fair values of the net assets as compared with the unaudited pro forma condensed combined financial information may change the amount of the total acquisition consideration allocated to goodwill and other assets and liabilities and may impact the unaudited pro forma condensed combined statements of operations due to adjustments in the depreciation and amortization expense of the adjusted assets.
Note 2. Accounting Policies and Reclassifications
During the preparation of this unaudited pro forma condensed combined financial information, BBBY management performed a preliminary review of TBHC’s financial information to identify differences in accounting policies compared to those of BBBY and differences in financial statement presentation compared to the presentation of BBBY. At the time of preparing the unaudited pro forma condensed combined financial information, other than the adjustments described herein, BBBY is not aware of any other material differences. However, BBBY will continue to perform its detailed review of TBHC’s accounting policies. Upon completion of that review, differences may be identified between the accounting policies of BBBY and TBHC that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Combined Balance Sheet
September 30, 2025
(in thousands)

Bed Bath & Beyond, Inc.	The Brand House Collective, Inc.	The Brand House Collective, Inc.	Reclassification Adjustments	Notes	The Brand House Collective, Inc.
Assets
Current assets:
Cash and cash equivalents	Cash and cash equivalents	$6,457	$—		$6,457
Restricted cash		—	—		—
Accounts receivable, net of allowance for credit losses		—	—		—
Inventories	Inventories, net	88,902	—		88,902
Prepaid expenses and other current assets	Prepaid expenses and other current assets	10,468	—		10,468
Total current assets		105,827	—		105,827
Property and equipment, net	Property and equipment, net	17,780	—		17,780
Intangible assets, net		—	—		—
Goodwill		—	—		—
Equity securities, including securities measured at fair value		—	—		—
Operating lease right-of-use assets	Operating lease right-of-use assets	102,532	—		102,532
Other long-term assets, net including securities measured at fair value	Other assets	3,090	—		3,090
Total assets		$229,229	$—		$229,229

Liabilities and Stockholder’s Equity (Deficit)
Current liabilities:
Accounts payable	Accounts payable	$55,040	$—		$55,040
Accrued liabilities	Accrued expenses and other liabilities	21,417	(1,538)	(a)	19,879
Unearned revenue		—	1,538	(a)	1,538
Operating lease liabilities, current	Operating lease liabilities	35,650	—		35,650
Short-term debt, net		—	—		—
	Related party debt, net	1,538	—		1,538
Total current liabilities		113,645	—		113,645
	Long-term debt, net	61,602	—		61,602
Operating lease liabilities, non-current	Operating lease liabilities	77,589	—		77,589
Other long-term liabilities, including commitments measured at fair value	Other liabilities	3,892	—		3,892
	Related party debt, net	16,542	—		16,542
Total liabilities		273,270	—		273,270
Stockholders’ equity (deficit):
Preferred stock	Preferred stock	—	—		—
Common stock	Common stock	188,227	—		188,227
Additional paid-in capital	Additional paid-in capital	—	—		—
Accumulated deficit		(232,268)	—		(232,268)
Treasury stock at cost		—	—		—
Total stockholders’ equity (deficit) attributable to stockholders of Bed Bath & Beyond, Inc.		(44,041)	—		(44,041)
Equity attributable to noncontrolling interests		—	—		—
Total stockholders’ equity (deficit)		(44,041)	—		(44,041)
Total liabilities and stockholders’ equity (deficit)		$229,229	$—		$229,229

(a)	Reclassification of TBHC’s unearned revenue to conform to BBBY’s historical presentation

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Nine Months Ended September 30, 2025
(in thousands)

Bed Bath & Beyond, Inc.	The Brand House Collective, Inc.	The Brand House Collective, Inc.	Reclassification Adjustments	Notes	The Brand House Collective, Inc.
Net revenue	Net sales	$260,754	$—		$260,754
Cost of goods sold	Cost of sales	206,981	—		206,981
Gross profit	Gross profit	53,773	—		53,773
Operating expenses:	Operating expenses:
Sales and marketing		—	1,067	(b)	1,289
			222	(c)
Technology		—	2,153	(b)	3,313
			1,155	(c)
			5	(d)
General and administrative		—	51,767	(b)	90,352
			36,788	(c)
			1,797	(d)
Customer service and merchant fees		—	—		—
	Compensation and benefits	54,987	(54,987)	(b)	—
Other operating expenses (income), net	Other operating expenses	38,165	(38,165)	(c)	—
	Depreciation (exclusive of depreciation included in cost of sales)	1,802	(1,802)	(d)	—
	Gain on sale of internally developed intangible assets	(10,000)	—		(10,000)
	Asset impairment	72	—		72
Total operating expenses	Total operating expenses	85,026	—		85,026
Operating loss	Operating loss	(31,253)	—		(31,253)
Interest income, net		—	(4,550)	(f)	(4,550)
	Interest expense	(4,550)	4,550	(f)	—
Other income (expense), net	Other income	172	—		172
Loss before income taxes	Loss before income taxes	(35,631)	—		(35,631)
Provision for income taxes	Income tax expense (benefit)	77	—		77
Consolidated net loss	Net loss	$(35,708)	$—		$(35,708)

Unaudited Pro Forma Condensed Combined Statements of Operations
For the Year Ended December 31, 2024
(in thousands)

Bed Bath & Beyond, Inc.	The Brand House Collective, Inc.	The Brand House Collective, Inc.	Reclassification Adjustments	Notes	The Brand House Collective, Inc.
Net revenue	Net sales	$441,360	$—		$441,360
Cost of goods sold	Cost of sales	319,354	—		319,354
Gross profit	Gross profit	122,006	—		122,006
Operating expenses:	Operating expenses:
Sales and marketing		—	1,909	(b)	2,209
			300	(c)
Technology		—	3,255	(b)	4,813
			1,421	(c)
			137	(d)
General and administrative		—	72,392	(b)	128,742
			52,978	(c)
			3,372	(d)
Customer service and merchant fees		—	166	(b)	166
	Compensation and benefits	77,722	(77,722)	(b)	—
Other operating expenses (income), net	Other operating expenses	54,699	(54,699)	(c)	—
	Depreciation (exclusive of depreciation included in cost of sales)	3,509	(3,509)	(d)	—
	Asset impairment	109	—		109
Total operating expenses	Total operating expenses	136,039	—		136,039
Operating loss	Operating loss	(14,033)	—		(14,033)
Interest income, net		—	(5,949)	(f)	(5,949)
	Interest expense	(5,949)	5,949	(f)	—
	Loss on debt extinguishment	(3,338)	—		(3,338)
Other income (expense), net	Other income	504	—		504
Loss before income taxes	Loss before income taxes	(22,816)	—		(22,816)
Provision for income taxes	Income tax expense (benefit)	316	—		316
Consolidated net loss	Net loss	$(23,132)	$—		$(23,132)

	Bed Bath & Beyond, Inc.	Reclassification Adjustments	Notes	Bed Bath & Beyond, Inc.
Net revenue	$1,394,964	$—		$1,394,964
Cost of goods sold	1,104,800	—		1,104,800
Gross profit	290,164	—		290,164
Operating expenses:
Sales and marketing	238,564	—		238,564
Technology	114,584	—		114,584
General and administrative	74,399	—		74,399
Customer service and merchant fees	53,586	—		53,586
Gain on asset disposals	—	(6,890)	(e)	(6,890)
Total operating expenses	481,133	(6,890)		474,243
Operating loss	(190,969)	6,890		(184,079)
Interest income, net	6,765	—		6,765
Other income (expense), net	(73,907)	(6,890)	(e)	(80,797)
Loss before income taxes	(258,111)	—		(258,111)
Provision for income taxes	684	—		684
Consolidated net loss	(258,795)	—		(258,795)
Less: Net loss attributable to noncontrolling interests	—	—		—
Net loss attributable to stockholders of Bed Bath & Beyond, Inc.	$(258,795)	$—		$(258,795)

(b)	Reclassification of “Compensation and benefits” to “Sales and marketing,” “Technology,” “General and administrative,” and “Customer service and merchant fees.”
(c)	Reclassification of “Other operating expenses” to “Sales and marketing,” “Technology,” and “General and administrative.”
(d)	Reclassification of “Depreciation (exclusive of depreciation included in cost of sales)” to “Technology” and “General and administrative.”
(e)	Reclassification relates to BBBY reclassifying the gain on asset disposals originally included in other income (expense), net.
(f)	Reclassification of “Interest expense” to “Interest income, net.”
Note 3. Acquisition Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2025
The adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2025 are as follows:
A. Reflects the impact of $1.9 million of nonrecurring expenses related to estimated transaction costs of TBHC primarily comprised of investment banking fees, legal fees and other related advisory costs. The related adjustment to the statement of operations is reflected at adjustment EE, as described in further detail in “—Note 4 — Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations for Nine Months Ended September 30, 2025 and the Year Ended December 31, 2024” below.
B. Reflects the preliminary purchase consideration allocation adjustments to record TBHC’s assets and liabilities at estimated fair value based on the consideration conveyed. The related adjustments to the statement of operations are discussed in the subsequent notes below. The preliminary purchase consideration was allocated among the identified net assets to be acquired, based on a preliminary analysis. Goodwill is expected to be recognized as a result of the Merger, which represents the excess fair value of consideration over the fair value of the underlying net assets of TBHC. This was considered appropriate based on the determination that the Merger would be accounted for as a business acquisition under ASC 805. The estimates of fair value are based upon preliminary valuation assumptions, and are believed to be reasonable, but are inherently uncertain. As a result, actual results may differ from estimates, and the difference may be material.

The following is a preliminary estimate of the assets acquired and the liabilities assumed by BBBY in the Merger, reconciled to the estimated purchase consideration with exception to property and equipment and leases. BBBY used the net book value of the property and equipment as the fair value has not yet been determined:

Cash and cash equivalents	$6,457
Inventories(1)	99,000
Prepaid expenses and other current assets	10,468
Property and equipment	17,780
Operating lease right-of-use assets	119,339
Other long-term assets	3,090
Total assets	$256,134
Accounts payable	55,040
Accrued liabilities	19,879
Unearned revenue	1,538
Operating lease liabilities, current	35,650
Long-term debt	61,602
Operating lease liabilities, non-current	83,689
Other liabilities	3,892
Net liabilities assumed	(5,156)
Goodwill	52,823
Fair value of consideration transferred(2)	$47,667

(1)
A step up in inventories of $10.1 million was made to adjust the inventories to their estimated fair value. The Inventories fair value of $99.0 million was estimated using the comparative sales method approach. The related adjustment to the statement of operations for inventories is reflected at adjustment DD, as described in further detail in “—Note 4 — Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations for Nine Months Ended September 30, 2025 and the Year Ended December 31, 2024” below.

(2)
The preliminary purchase consideration to be transferred for TBHC is approximately $47.7 million based on following: 1) TBHC shareholders receiving 2.7 million shares of BBBY Common Stock at a closing share price of $6.11 as of December 9, 2025, 2) a total of $2.1 million attributable to the fair value of BBBY Common Stock issued to TBHC in exchange for RSUs that accelerated due to the change in control provision, 3) existing equity interests in TBHC of $16.8 million and 4) settlement of preexisting relationships of $12.3 million.

The following is a preliminary estimate of the purchase consideration:

(in thousands, except exchange ratio)	As of December 9, 2025
TBHC’s shares outstanding as of December 9, 2025	22,461
Existing shares in TBHC held by BBBY	(8,934)
TBHC’s shares outstanding as of December 9, 2025, excluding shares owned by BBBY	13,527
Exchange ratio as per the merger agreement	0.1993
Total estimated outstanding shares	2,695
BBBY’s stock price as of December 9, 2025	$6.11
Share consideration	$ 16,466
Add: Accelerated vesting of equity awards	2,140
Add: Fair value of existing equity interest held by BBBY	16,754
Add: Settlement of preexisting relationships(1)	12,307
Fair value of consideration transferred	$47,667

(1)
Represents the settlement of preexisting relationships between BBBY and TBHC at the time of the Merger execution such as $0.5 million of accounts receivable from the collaboration agreement between BBBY and TBHC and $11.8 million related party debt agreement between BBBY and TBHC.

The preliminary purchase consideration does not purport to represent the actual value of the total consideration that will be received by TBHC’s shareholders when the proposed Merger is completed. In accordance with U.S. GAAP, the fair value of the shares of BBBY Common Stock issued as part of the consideration will be measured on the closing date at the closing price. These requirements will likely result in a difference in the purchase consideration and that difference may be material. For example, with other assumptions held constant, an increase or decrease of 10% in the closing price would increase or decrease the fair value of the preliminary purchase consideration by $1.9 million, which would result in an increase or decrease to goodwill.

Share Price Sensitivity	The Company’s Stock Price	Consideration Transferred
As presented	$6.11	$47,667
10% increase	$6.72	$49,534
10% decrease	$5.50	$45,812

The following reflects the unaudited pro forma adjustments to BBBY’s and TBHC’s historical equity:

	Common Stock	Additional Paid-in Capital	Accumulated Deficit
Elimination of historical TBHC equity	$(188,227)	$—	$ 232,268
Issuance of the Company’s common stock and accelerated vesting of RSUs and stock options	—	18,606	—
Non-recurring acquisition-related expenses	—	—	(1,850)
Total unaudited pro forma adjustments to equity	$(188,227)	$ 18,606	$ 230,418

C. Reflects the final fair value adjustment of BBBY’s equity method investment in TBHC. BBBY used TBHC’s ending stock price on December 9, 2025, for purposes of determining the final fair value adjustment of $2.2 million.
D. Reflects the fair value adjustment of $16.8 million to operating lease right-of-use assets.
E. Reflects the fair value adjustment of $6.1 million to operating lease liabilities.
F. BBBY elected the fair value option for its investment in TBHC and thus, all other financial interests eligible for the fair value election (including the delayed draw commitment) were required to be subsequently measured at fair value. As a result, the delayed draw commitment is accounted for as a financial instrument measured at fair value. The adjustment is eliminating the recognition of the impact of measuring the financial instrument at fair value as there would be no fair value adjustment from an intercompany lending perspective.
Note 4. Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations for Nine Months Ended September 30, 2025 and the Year Ended December 31, 2024
AA. Reflects the elimination of the collaboration fee revenue recognized by BBBY from their collaboration agreement with TBHC.
BB. For the nine months ended September 30, 2025, this adjustment relates to the elimination of intercompany interest expense of $2.1 million (TBHC). For the year ended December 31, 2024, this adjustment relates to the elimination of intercompany interest expense of $0.8 million (TBHC). In addition, this adjustment reflects the elimination of BBBY’s interest income of $0.6 million and $0.2 million for the nine and twelve months ended September 30, 2025 and December 31, 2024, respectively. This interest income was generated from the debt agreement between BBBY (the lender) and TBHC (the borrower) as this would be considered intercompany and eliminated in consolidation.
CC. For the nine months ended September 30, 2025, this adjustment relates to the derivative impact of $2.8 million (BBBY) resulting from the delayed draw commitment offset by the $1.1 million (BBBY) change in fair value of equity method investment. For the year ended December 31, 2024, this adjustment relates to the $4.6 million (BBBY) change in fair value of equity method investment.
DD. Reflects the amortization of the inventory fair value adjustment. For purposes of the unaudited pro forma condensed combined financial information, the inventories step-up amortization period was determined to be 3 months which approximates BBBY’s historical inventory turnover.

EE. Reflects the recognition of nonrecurring expense related to estimated additional transaction costs in the amount of $1.9 million, which are primarily comprised of investment banking fees, legal fees and other related advisory costs.
FF. Reflects the elimination of TBHC’s gain on disposal of internally developed intangible assets sold to BBBY as this would be considered intercompany and eliminated in consolidation.
GG. Pro forma basic and diluted weighted average common shares outstanding have been adjusted for the following:

	Nine months Ended September 30, 2025	Year Ended December 31, 2024
Historical Weighted Average number of the Company’s shares outstanding - basic and dilutive	57,190	46,542
Impact of issuance of the Company’s shares to TBHC shareholders assuming issuance as of January 1, 2024	2,695	2,695
Impact of acceleration of RSUs assuming acceleration as of January 1, 2024	350	350
	60,235	49,587

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TBHC
References in this section to “we,” “us,” or “our” in this section refer to The Brand House Collective, Inc.
Overview
We are a multi-brand merchandising, supply chain and retail operator in the United States. As of November 1, 2025, we operated a total of 306 stores in 35 states, as well as e-commerce websites, www.kirklands.com, under the Kirkland’s Home brand and www.bedbathandbeyondhome.com, under the Bed Bath & Beyond Home brand. We provide our customers with distinctive brand experiences that provide curated, high-quality product assortments for every room, every moment, and for every budget.
Strategic Partnership with BBBY
We entered into a strategic partnership with BBBY on October 21, 2024, with the purpose of enabling cohesive collaboration between the companies and leveraging the strengths of each business to drive sustainable, profitable growth and value for all stakeholders. As part of this partnership with BBBY, we entered into a $17.0 million term loan credit agreement (the “BBBY Credit Agreement”), an $8.0 million subscription agreement (the “BBBY Subscription Agreement”), a seven-year collaboration agreement (the “Collaboration Agreement”) and a trademark license agreement (the “Trademark License Agreement”). Proceeds of $17.0 million from the BBBY Credit Agreement, in the form of an $8.5 million non-convertible term loan (the “Non-Convertible Term Loan”) and an $8.5 million convertible term loan (the “Convertible Term Loan”) were used by us to repay our existing $12.0 million “first-in, last-out” asset-based delayed-draw term loan (the “FILO Term Loan”), including prepayment fees and transaction expenses, and to reduce borrowings under our existing revolving credit facility. Under the Trademark License Agreement, we have the exclusive license to operate small format, neighborhood brick-and-mortar stores and “Shops-within-a-Shop” locations under licensed BBBY-owned trademarks, which include Bed Bath & Beyond Home, Bed Bath & Beyond, buybuy BABY, and Overstock.
The $8.0 million equity purchase under the BBBY Subscription Agreement and the mandatory conversion of the Convertible Term Loan with accrued interest were approved by our shareholders at our special meeting of shareholders on February 5, 2025 (the “Special Shareholders Meeting”) in accordance with Nasdaq Listing Rules resulting in the issuance of 8,934,465 shares of the TBHC Common Stock to BBBY, which completed the transaction. On May 7, 2025, TBHC entered into an additional $5.2 million term loan (the “Additional Term Loan”) with BBBY to provide flexibility for general working capital purposes and for the support of TBHC’s updated store conversion strategy. On September 15, 2025, TBHC entered into an amendment to the BBBY Credit Agreement which provides the BBBY Delayed Draw Term Loan Commitments to support TBHC’s store conversion strategy. The Additional Term Loan, the BBBY Delayed Draw Term Loan Commitments and the existing $8.5 million term loan are convertible into shares of the TBHC Common Stock at a price determined at the time of such conversion election, but subject to Nasdaq shareholder approval rules, if applicable. Additionally, on September 15, 2025, TBHC received $10.0 million from BBBY in accordance with the Asset Purchase Agreement entered into on May 7, 2025 and amended on September 15, 2025 with BBBY in which BBBY purchased TBHC’s right, title and interest in and to its trademark and domain names comprised of or containing the element “KIRKLAND’s” (the “Kirkland’s Brand”). The consummation of the Asset Purchase Agreement was conditioned upon obtaining the consent of Bank of America, N.A. and the release of all liens on the Kirkland’s Brand, each of which was obtained and documented in the Fourth Amendment dated September 15, 2025.
As previously announced on November 24, 2025, we entered into the Merger Agreement by and among TBHC, BBBY and Merger Sub. The Merger is subject to TBHC obtaining shareholder approval, the refinancing or repayment of TBHC’s existing asset-based loan with Bank of America, N.A. and other customary closing conditions, including regulatory approvals, and is expected to close during the first quarter of fiscal 2026.
For further discussion on the agreements and the potential Merger with BBBY, refer to “Note 2 — Related Party,” “Note 6 — Fair Value Measures,” “Note 10 — Long-Term Debt,” “Note 11 — Subscription Agreement” and “Note 15 — Subsequent Events” to our unaudited consolidated condensed financial statements included elsewhere in this proxy statement/prospectus.
Challenging Macroeconomic Conditions
The macroeconomic environment in which we operate remains uncertain as a result of numerous factors, including inflationary pressures, high interest rates, declines in consumer spending behavior, tariffs, and aggressive promotional activity. These negative macroeconomic factors have impacted our business, results of operations, cash flows, and liquidity levels over the last several fiscal years. They have also made it difficult to execute our strategic initiatives. See “—Liquidity and Capital Resources” for additional information regarding our plans to mitigate these factors.
For additional information regarding risks related to macroeconomics, liquidity, and strategy and strategy execution, see “Risk Factors.”
Impact of Recent Tornado on Jackson, Tennessee Distribution Center
On May 20, 2025, a tornado impacted our leased Jackson, Tennessee distribution center, causing damage to our assets and disruptions to operations, particularly with respect to our e-commerce channel. We maintain insurance policies to cover the repair or replacement of our assets that suffered loss or damage, and we are working closely with our insurance carriers to ascertain the full amount of insurance proceeds, net of the deductible on the policies, due to us as a result of the damages and the loss we suffered. Our insurance policies also provide coverage for interruption to our business, including lost profits, and reimbursement for other expenses and costs that have been incurred relating to the damages and losses suffered. In the second quarter of 2025, we incurred expenses of $2.0 million, net of insurance proceeds related to damages caused by the tornado, which included the write-off of damaged inventory which is recorded as a component of cost of sales in the condensed consolidated statement of operations, and freight to move product to temporary storage facilities and professional fees to secure and repair the site which is recorded as a component of other operating expenses in the condensed consolidated statement of operations for the period ended November 1, 2025. At this time, the full amount of combined property damage and business interruption costs and recoveries cannot be estimated, and accordingly, no additional amounts, including amounts for potential insurance recoveries, have been recorded as of November 1, 2025.
Key Financial Measures
Net sales and gross profit are the most significant drivers of our operating performance. Net sales consists of all merchandise sales to customers, net of returns, shipping revenue associated with e-commerce sales, gift card breakage revenue, revenue earned from our private label credit card program, and excludes sales taxes. Gross profit is the difference between net sales and cost of sales. Cost of sales has five distinct components: merchandise costs (including product costs, inbound freight expenses, inventory shrink, and damages), store occupancy costs, outbound freight costs (including both store and e-commerce shipping expenses), central distribution costs, and depreciation of store and distribution center assets. Merchandise and outbound freight costs are variable, while occupancy and central distribution costs are largely fixed. Accordingly, gross profit expressed as a percentage of net sales can be influenced by many factors including overall sales performance.
We use comparable sales to measure sales increases and decreases from stores that have been open for at least 13 full fiscal months, including our online sales. We remove closed stores from our comparable sales calculation the day after the stores close. Relocated stores remain in our comparable sales calculation. E-commerce sales, including shipping revenue, are included in comparable sales. Increases in comparable sales are an important factor in maintaining or increasing our profitability. For fiscal 2024, comparable sales were measured on a 52-week basis shifted to remove the first week of fiscal 2023 given the 53-week period in fiscal 2023.
Operating expenses, including the costs of operating our stores and corporate headquarters, are also an important component of our operating performance. Compensation and benefits comprise the majority of our operating expenses. Operating expenses contain fixed and variable costs and managing the operating expense ratio (operating expenses expressed as a percentage of net sales) is an important focus of management as we seek to increase our overall profitability. Operating expenses include cash costs as well as non-cash costs such as depreciation and amortization associated with omni-channel technology, corporate property and equipment, and impairment of long-lived assets. Because many operating expenses are fixed costs, and because operating costs tend to rise over time, increases in comparable sales typically are necessary to prevent meaningful increases in the operating expense ratio. Operating expenses can also include certain costs that are of a one-time or non-recurring nature. While these costs must be considered to fully understand our operating performance, we typically identify such costs separately where significant in the consolidated statements of operations so that we can evaluate comparable expense data across different periods.

Stores
Fiscal 2024 and Fiscal 2023
The following table summarizes store information for the periods indicated:

	52 Weeks Ended February 1, 2025	53 Weeks Ended February 3, 2024
New store openings	2	—
Permanent store closings	15	16
Store relocations	—	1
Decrease in store units	(3.9)%	(4.6)%
Decrease in store square footage	(3.8)%	(4.0)%

The following table summarizes store information as of February 1, 2025 and February 3, 2024:

	February 1, 2025	February 3, 2024
Number of stores	317	330
Square footage	2,575,094	2,677,439
Average square footage per store	8,123	8,113

13- and 39-Week Periods Ended November 1, 2025 and November 2, 2024
The following table summarizes store information during the periods indicated:

	13-Week Period Ended		39-Week Period Ended
	November 1, 2025	November 2, 2024	November 1, 2025	November 2, 2024
New store openings	—	—	—	1
Store closures	3	—	11	6
Decrease in store units	(1.0)%	0.0%	(4.1)%	(1.5)%

The following table summarizes our open stores and square footage under lease as November 1, 2025 and November 2, 2024:

	November 1, 2025	November 2, 2024
Number of stores	306	325
Square footage	2,489,079	2,635,551
Average square footage per store	8,134	8,109

Fiscal 2024 Compared to Fiscal 2023
Results of operations. The table below sets forth selected results of our operations both in dollars (in thousands) and as a percentage of net sales for the periods indicated:

	Fiscal 2024		Fiscal 2023		Change
	$	%	$	%	$	%
Net sales	441,360	100.0%	468,690	100.0	(27,330)	(5.8)
Cost of sales	319,354	72.4	341,700	72.9	(22,346)	(6.5)
Gross profit	122,006	27.6	126,990	27.1	(4,984)	(3.9)
Operating expenses:
Compensation and benefits	77,722	17.6	82,152	17.5	(4,430)	(5.4)
Other operating expenses	54,699	12.4	62,863	13.4	(8,164)	(13.0)
Depreciation (exclusive of depreciation included in cost of sales)	3,509	0.8	4,522	1.0	(1,013)	(22.4)
Asset impairment	109	—	1,867	0.4	(1,758)	(94.2)
Operating loss	(14,033)	(3.2)	(24,414)	(5.2)	10,381	(42.5)

	Fiscal 2024		Fiscal 2023		Change
	$	%	$	%	$	%
Interest expense	5,949	1.3	3,317	0.7	2,632	79.3
Loss on extinguishment of debt	3,338	0.8	—	0.0	3,338	100.0
Other income	(504)	(0.1)	(499)	(0.1)	(5)	1.0
Loss before income taxes	(22,816)	(5.2)	(27,232)	(5.8)	4,416	(16.2)
Income tax expense	316	—	519	0.1	(203)	(39.1)
Net loss	(23,132)	(5.2)%	(27,751)	(5.9)	4,619	(16.6)

Net sales. Net sales decreased 5.8% to $441.4 million in fiscal 2024 compared to $468.7 million in fiscal 2023. The net sales decrease of $27.3 million in fiscal 2024 was primarily due to a non-comparable sales decrease of $18.1 million, primarily related to store closures and one less week in fiscal 2024 and a consolidated comparable sales decrease of $9.2 million. Comparable sales decreased mainly due to a decrease in consolidated average ticket and e-commerce traffic, partially offset by an increase in store traffic and conversion. On a 52-week basis, comparable store sales increased 1.9% and comparable e-commerce sales decreased 12.9%, for a consolidated comparable sales decrease of 2.0%. In fiscal 2024, e-commerce sales were 23.5% of our net sales. Merchandise categories performing below prior period levels include furniture, mirrors, wall décor and art, while gift, holiday, fragrance and floral performed above prior period levels.
Gross profit. Gross profit as a percentage of net sales improved 50 basis points from 27.1% in fiscal 2023 to 27.6% in fiscal 2024. The overall improvement in gross profit margin was due to favorable outbound freight costs, distribution center costs and depreciation expense, partially offset by unfavorable store occupancy expense and lower merchandise margin. Outbound freight costs, including both store and e-commerce shipping expenses, decreased approximately 90 basis points to 6.7% of net sales primarily due to a reduction in routes to the stores at a lower rate per shipment and the decline in shipping expense related to the decrease in e-commerce sales. Distribution center costs decreased approximately 40 basis points to 5.1% of net sales due to increased efficiency and a smooth inventory flow, which led to lower compensation and benefits costs, and lower fixed costs due to the closure of two e-commerce fulfillment locations in the prior year period. Depreciation of store and distribution center assets decreased approximately 20 basis points to 1.4% of net sales in fiscal 2024 due to certain assets becoming fully depreciated. Store occupancy costs increased approximately 60 basis points to 12.9% of net sales due to the sales deleverage on these fixed costs. Merchandise margin decreased approximately 40 basis points from 54.1% in fiscal 2023 to 53.7% in fiscal 2024 mainly due to increased promotional activity to drive sales, and to a lesser extent, higher inbound freight costs.
Compensation and benefits. Compensation and benefits as a percentage of net sales increased approximately 10 basis points from 17.5% in fiscal 2023 to 17.6% in fiscal 2024, primarily due to the deleverage of store payroll expenses, partially offset by a reduction in corporate compensation costs.
Other operating expenses. Other operating expenses as a percentage of net sales decreased approximately 100 basis points from 13.4% in fiscal 2023 to 12.4% in fiscal 2024. The decrease as a percentage of net sales was primarily related to a reduction in advertising expenses and a state tax refund received due to a recent change in state tax law that offset operating expenses in fiscal 2024, partially offset by increased consulting costs for strategic advisory services.
Loss on extinguishment of debt. Loss on extinguishment of debt, related to the payoff of our FILO Term Loan, was $3.3 million in fiscal 2024, of which $2.6 million was related to a prepayment penalty and the remainder was for the write-off of the remaining unamortized debt issuance costs.
Income tax expense. We recorded income tax expense of $0.3 million, or (1.4)% of the loss before income taxes, during fiscal 2024 compared to income tax expense of $0.5 million, or (1.9)% of the loss before income taxes, during the prior year period. We have a full valuation allowance against all deferred tax assets including federal and state net operating loss carry-forwards. Income tax expense in both periods is primarily related to current state income tax expense. See “Note 3 — Income Taxes” to our audited consolidated condensed financial statements included elsewhere in this proxy statement/prospectus for further discussion.
Net loss and loss per share. As a result of the foregoing, we reported net loss of $23.1 million, or $1.77 per diluted share, for fiscal 2024 compared to net loss of $27.8 million, or $2.16 per diluted share, for fiscal 2023.

13-Week Period Ended November 1, 2025 Compared to the 13-Week Period Ended November 2, 2024
Results of operations. The table below sets forth selected results of our operations both in dollars (in thousands) and as a percentage of net sales for the periods indicated:

	13-Week Period Ended
	November 1, 2025		November 2, 2024		Change
	$	%	$	%	$	%
Net sales	$103,462	100.0%	$114,423	100.0%	$(10,961)	(9.6)%
Cost of sales	82,342	79.6	82,288	71.9	54	0.1
Gross profit	21,120	20.4	32,135	28.1	(11,015)	(34.3)
Operating expenses:
Compensation and benefits	19,306	18.7	19,409	17.0	(103)	(0.5)
Other operating expenses	13,256	12.8	14,275	12.5	(1,019)	(7.1)
Depreciation (exclusive of depreciation included in cost of sales)	551	0.5	843	0.7	(292)	(34.6)
Gain on sale of internally developed intangible assets	(10,000)	(9.7)	—	—	(10,000)	100.0
Asset impairment	—	—	1	—	(1)	(100.0)
Total operating expenses	23,113	22.3	34,528	30.2	(11,415)	(33.1)
Operating loss	(1,993)	(2.0)	(2,393)	(2.1)	400	(16.7)
Interest expense	1,738	1.7	1,719	1.5	19	1.1
Loss on extinguishment of debt	—	—	3,338	2.9	(3,338)	(100.0)
Other income	(49)	—	(126)	(0.1)	77	(61.1)
Loss before income taxes	(3,682)	(3.6)	(7,324)	(6.4)	3,642	(49.7)
Income tax expense	23	(0.6)	356	(4.9)	(333)	(93.5)
Net loss	$(3,705)	(3.7)%	$(7,680)	(6.7)%	$3,975	(51.8)%

Net sales. Net sales decreased 9.6% to $103.5 million for the third 13 weeks of fiscal 2025 compared to $114.4 million for the prior year period. Comparable sales decreased 7.4%, or $8.3 million, for the third 13 weeks of fiscal 2025 compared to the prior year period. For the third 13 weeks of fiscal 2025, store comparable sales increased 1.7% compared to the prior year period, while e-commerce comparable sales decreased 34.6% compared to the prior year period. The decrease in comparable sales was driven by a decrease in consolidated average ticket and a decline in e-commerce traffic that was partially attributable to the business interruption caused by the tornado which impacted our Jackson, Tennessee distribution center, which was partially offset by an increase in store traffic and conversion. Most merchandise categories performed below prior period levels except for impulse, floral, tabletop, and fragrance, which all performed above prior period levels.
Gross profit. Gross profit as a percentage of net sales decreased 770 basis points from 28.1% in the third 13 weeks of fiscal 2024 to 20.4% in the third 13 weeks of fiscal 2025. The overall decrease in gross profit margin was due to unfavorable merchandise margin, store occupancy costs, and warehouse capital expense, partially offset by favorable e-commerce shipping expense. Merchandise margin decreased approximately 670 basis points from 53.5% in the third 13 weeks of fiscal 2024 to 46.8% in the third 13 weeks of fiscal 2025, mainly due to increased promotional activity. Store occupancy costs increased approximately 90 basis points to 13.4% of net sales due to the sales deleverage on these fixed costs. E-commerce shipping expense decreased by 180 basis points due to the reduction in e-commerce sales and changes in the product mix.
Compensation and benefits. Compensation and benefits as a percentage of net sales increased approximately 170 basis points from 17.0% in the third 13 weeks of fiscal 2024 to 18.7% in the third 13 weeks of fiscal 2025, primarily due to sales deleverage, partially offset by reductions in store and corporate compensation and benefits costs.
Other operating expenses. Other operating expenses as a percentage of net sales increased approximately 30 basis points from 12.5% in the third 13 weeks of fiscal 2024 to 12.8% in the third 13 weeks of fiscal 2025. The increase as a percentage of net sales was primarily related to a $0.3 million expense in 2025 for consulting on store experience design.

Gain on sale of internally developed intangible assets. On September 15, 2025, TBHC recorded a gain associated with this agreement that is included in operating loss in the 2025 statements of operations.
Loss on extinguishment of debt. Loss on extinguishment of debt, related to the payoff of our FILO Term Loan in 2024, was $3.3 million in the first 39 weeks of fiscal 2024, of which $2.6 million was related to a prepayment penalty and the remainder was for the write-off of the remaining unamortized debt issuance costs.
Income tax expense. We recorded income tax expense of approximately $23,000, or (0.6)% of the loss before income taxes, during the third 13 weeks of fiscal 2025, compared to an income tax expense of approximately $356,000, or (4.9)% of the loss before income taxes, during the prior year period. The change in the tax rate for the third 13 weeks of fiscal 2025 compared to the prior period was primarily due to changes in valuation allowance adjustments and state income taxes.
Net loss and loss per share. We reported net loss of $3.7 million, or a loss of $0.16 per diluted share, for the third 13 weeks of fiscal 2025 as compared to net loss of $7.7 million, or a loss of $0.59 per diluted share, for the third 13 weeks of fiscal 2024.
39-Week Period Ended November 1, 2025 Compared to the 39-Week Period Ended November 2, 2024
Results of operations. The table below sets forth selected results of our operations both in dollars (in thousands) and as a percentage of net sales for the periods indicated:

	39-Week Period Ended
	November 1, 2025		November 2, 2024		Change
	$	%	$	%	$	%
Net sales	$260,754	100.0%	$292,465	100.0%	$(31,711)	(10.8)%
Cost of sales	206,981	79.4	215,602	73.7	(8,621)	(4.0)
Gross profit	53,773	20.6	76,863	26.3	(23,090)	(30.0)
Operating expenses:
Compensation and benefits	54,987	21.1	57,348	19.6	(2,361)	(4.1)
Other operating expenses	38,165	14.6	39,977	13.7	(1,812)	(4.5)
Depreciation (exclusive of depreciation included in cost of sales)	1,802	0.7	2,729	0.9	(927)	(34.0)
Gain on sale of internally developed intangible assets	(10,000)	(3.7)	—	—	(10,000)	100.0
Asset impairment	72	0.1	32	—	40	125.0
Total operating expenses	85,026	32.6	100,086	34.2	(15,060)	(15.0)
Operating loss	(31,253)	(12.0)	(23,223)	(7.9)	(8,030)	34.6
Interest expense	4,550	1.7	4,266	1.5	284	6.7
Loss on extinguishment of debt	—	—	3,338	1.1	(3,338)	(100.0)
Other income	(172)	(0.1)	(362)	(0.1)	190	(52.5)
Loss before income taxes	(35,631)	(13.7)	(30,465)	(10.4)	(5,166)	17.0
Income tax expense	77	(0.2)	549	(1.8)	(472)	(86.0)
Net loss	$(35,708)	(13.7)%	$(31,014)	(10.6)%	$(4,694)	15.1%

Net sales. Net sales decreased 10.8% to $260.8 million for the first 39 weeks of fiscal 2025 compared to $292.5 million for the prior year period. Comparable sales decreased 8.5%, or $24.2 million, for the first 39 weeks of fiscal 2025 compared to the prior year period. For the first 39 weeks of fiscal 2025, store comparable sales decreased 0.2% compared to the prior year period and e-commerce comparable sales decreased 33.4% compared to the prior year period. The decrease in comparable sales was driven by a decrease in consolidated average ticket and a decline in e-commerce traffic and conversion, which was partially offset by an increase in store traffic and conversion. Most merchandise categories performed below prior period levels except for impulse and fragrance, which performed above prior period levels.
Gross profit. Gross profit as a percentage of net sales decreased 570 basis points from 26.3% in the first 39 weeks of fiscal 2024 to 20.6% in the first 39 weeks of fiscal 2025. The overall decrease in gross profit margin was due to unfavorable merchandise margin and store occupancy costs, partially offset by favorable e-commerce shipping costs.

Merchandise margin decreased approximately 500 basis points from 54.4% in the first 39 weeks of fiscal 2024 to 49.4% in the first 39 weeks of fiscal 2025, mainly due to increased promotional activity. Store occupancy costs increased approximately 160 basis points to 16.1% of net sales due to the sales deleverage on these fixed costs. E-commerce shipping costs decreased 130 basis points due to the reduction in e-commerce sales and changes in the product mix.
Compensation and benefits. Compensation and benefits as a percentage of net sales increased approximately 150 basis points from 19.6% in the first 39 weeks of fiscal 2024 to 21.1% in the first 39 weeks of fiscal 2025, primarily due to sales deleverage, partially offset by reductions in store and corporate compensation and benefits costs.
Other operating expenses. Other operating expenses as a percentage of net sales increased approximately 90 basis points from 13.7% in the first 39 weeks of fiscal 2024 to 14.6% in the first 39 weeks of fiscal 2025. The increase as a percentage of net sales was primarily related to increased insurance costs in the current year, which is a result of the tornado in the second quarter. Expenses related to the tornado through the first 39 weeks of 2025 were approximately $1.2 million.
Gain on sale of internally developed intangible assets. On September 15, 2025, TBHC recorded a gain associated with this agreement that is included in operating loss in the 2025 statements of operations.
Loss on extinguishment of debt. Loss on extinguishment of debt, related to the payoff of our FILO Term Loan in 2024, was $3.3 million in the first 39 weeks of fiscal 2024, of which $2.6 million was related to a prepayment penalty and the remainder was for the write-off of the remaining unamortized debt issuance costs.
Income tax expense. We recorded an income tax expense of approximately $77,000, or (0.2)% of the loss before income taxes, during the first 39 weeks of fiscal 2025, compared to an income tax expense of approximately $549,000, or (1.8)% of the loss before income taxes, during the prior year period. The change in the tax rate for the first 39 weeks of fiscal 2025 compared to the prior period was primarily due to changes in valuation allowance adjustments and state income taxes.
Net loss and loss per share. We reported net loss of $35.7 million, or a loss of $1.60 per diluted share, for the first 39 weeks of fiscal 2025 as compared to net loss of $31.0 million, or a loss of $2.38 per diluted share, for the first 39 weeks of fiscal 2024.
Non-GAAP Financial Measures
To supplement our unaudited consolidated condensed financial statements presented in accordance with generally accepted accounting principles (“GAAP”), this earnings release contains certain non-GAAP financial measures, including EBITDA, adjusted EBITDA, adjusted operating loss, adjusted net loss and adjusted diluted loss per share. These measures are not in accordance with, and are not intended as alternatives to, GAAP financial measures. TBHC uses these non-GAAP financial measures internally in analyzing our financial results and believes that they provide useful information to analysts and investors, as a supplement to GAAP financial measures, in evaluating TBHC’s operational performance.
TBHC defines EBITDA as net loss before income tax expense, interest expense, other income, the loss on extinguishment of debt, and depreciation. Adjusted EBITDA is defined as EBITDA adjusted to remove the gain on sale of internally developed intangible assets (as this does not represent a normal recurring gain), asset impairment, stock-based compensation expense (due to the non-cash nature of this expense), severance charges (as it fluctuates based on the needs of the business and does not represent a normal recurring operating expense), tornado related costs (as these do not represent a normal recurring expenses), and any financing related legal or professional fees that, due to their nature, did not qualify for capitalization as deferred debt or equity issuance costs.
Adjusted operating loss is defined as operating loss adjusted for the gain on sale of internally developed intangible assets, asset impairment, stock-based compensation expense, severance charges, tornado related costs, and financing related legal or professional fees not qualifying for capitalization. TBHC defines adjusted net loss as net loss adjusted for gain on sale of internally developed intangible assets, stock-based compensation expense, severance charges, tornado related costs, the loss on extinguishment of debt, financing related legal or professional fees not qualifying for capitalization, and the related tax adjustments. TBHC defines adjusted loss per diluted share as adjusted net loss divided by weighted average diluted share count.

Non-GAAP financial measures are intended to provide additional information only and do not have any standard meanings prescribed by GAAP. Use of these terms may differ from similar measures reported by other companies. Each non-GAAP financial measure has its limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of TBHC’s results as reported under GAAP.
Fiscal 2024 and Fiscal 2023
The following table shows a reconciliation of net loss to EBITDA and adjusted EBITDA (in thousands) for the 52 weeks ended February 1, 2025 and the 53 weeks ended February 3, 2024:

	52 Weeks Ended February 1, 2025	53 Weeks Ended February 3, 2024
Net loss	$(23,132)	$(27,751)
Income tax expense	316	519
Interest expense	5,949	3,317
Loss on extinguishment of debt(1)	3,338	—
Other income	(504)	(499)
Depreciation	9,745	11,980
EBITDA	(4,288)	(12,434)
Adjustments:
Asset impairment(2)	109	1,867
Stock-based compensation expense(3)	1,042	1,186
Beyond transaction costs not qualifying for capitalization(4)	425	—
Severance charges(5)	448	995
Total adjustments	2,024	4,048
Adjusted EBITDA	$(2,264)	$(8,386)

The following table shows a reconciliation of operating loss to adjusted operating loss (in thousands) for the 52 weeks ended February 1, 2025 and the 53 weeks ended February 3, 2024:

	52 Weeks Ended February 1, 2025	53 Weeks Ended February 3, 2024
Operating loss	$(14,033)	$(24,414)
Adjustments:
Asset impairment(2)	109	1,867
Stock-based compensation expense(3)	1,042	1,186
Beyond transaction costs not subject to capitalization(4)	425	—
Severance charges(5)	448	995
Total adjustments	2,024	4,048
Adjusted operating loss	$(12,009)	$(20,366)

The following table shows a reconciliation of net loss and diluted loss per share to adjusted net loss and adjusted diluted loss per share (in thousands, except per share data) for the 52 weeks ended February 1, 2025 and the 53 weeks ended February 3, 2024:

	52 Weeks Ended February 1, 2025	53 Weeks Ended February 3, 2024
Net loss	$(23,132)	$(27,751)
Adjustments:
Loss on extinguishment of debt(1)	3,338	—
Asset impairment(2)	109	1,867
Stock-based compensation expense(3)	1,042	1,186
Beyond transaction costs not subject to capitalization(4)	425	—
Severance charges(5)	448	995

	52 Weeks Ended February 1, 2025	53 Weeks Ended February 3, 2024
Total adjustments	5,362	4,048
Tax benefit of adjustments	(2)	(6)
Total adjustments, net of tax	5,360	4,042
Adjusted net loss	$(17,772)	$(23,709)
Diluted loss per share	$(1.77)	$(2.16)
Adjusted diluted loss per share	$(1.36)	$(1.84)
Diluted weighted average shares outstanding	13,068	12,871

(1)
Loss on extinguishment of debt includes expenses related to the extinguishment of the FILO Term Loan including a $2.6 million prepayment penalty and the write off of the remaining unamortized debt issuance costs.

(2)	Asset impairment charges are related to property and equipment, software costs and cloud computing implementation costs.
(3)	Stock-based compensation expense includes amounts expensed related to equity incentive plans.
(4)
Consulting and legal fees incurred relating to TBHC’s transaction with BBBY that, due to their nature, did not qualify for capitalization as deferred debt or equity issuance costs. Given the magnitude and scope of this strategic transaction, TBHC considers the incremental consulting and legal fees incurred not reflective of the ongoing costs to operate its business.

(5)	Severance charges include expenses related to severance agreements and permanent store closure compensation costs.
13- and 39-Week Periods Ended November 1, 2025 and November 2, 2024
The following table shows an unaudited non-GAAP measure reconciliation of net loss to EBITDA and adjusted EBITDA (in thousands) for the periods indicated:

	13-Week Period Ended		39-Week Period Ended
	November 1, 2025	November 2, 2024	November 1, 2025	November 2, 2024
Net loss	$(3,705)	$(7,680)	$(35,708)	$(31,014)
Income tax expense	23	356	77	549
Interest expense	1,738	1,719	4,550	4,266
Loss on extinguishment of debt	—	3,338	—	3,338
Other income	(49)	(126)	(172)	(362)
Depreciation	2,012	2,339	6,162	7,476
EBITDA	19	(54)	(25,091)	(15,747)
Adjustments:
Gain on sale of internally developed intangible assets(1)	(10,000)	—	(10,000)	—
Asset impairment(2)	—	1	72	32
Stock-based compensation expense(3)	2	253	323	809
BBBY transaction costs not subject to capitalization(4)	75	266	304	266
Severance charges(5)	—	—	283	390
Tornado expenses, net(7)	—	—	1,974	—
Total adjustments	(9,923)	520	(7,044)	1,497
Adjusted EBITDA	$(9,904)	$466	$(32,135)	$(14,250)

The following table shows a reconciliation of operating loss to adjusted operating loss (in thousands) for the periods indicated:

	13-Week Period Ended		39-Week Period Ended
	November 1, 2025	November 2, 2024	November 1, 2025	November 2, 2024
Operating loss	$(1,993)	$(2,393)	$(31,253)	$(23,223)
Adjustments:
Gain on sale of internally developed intangible assets(1)	(10,000)	—	(10,000)	—
Asset impairment(2)	—	1	72	32

	13-Week Period Ended		39-Week Period Ended
	November 1, 2025	November 2, 2024	November 1, 2025	November 2, 2024
Stock-based compensation expense(3)	2	253	323	809
BBBY transaction costs not subject to capitalization(4)	75	266	304	266
Severance charges(5)	—	—	283	390
Tornado expenses, net(7)	—	—	1,974	—
Total adjustments	(9,923)	520	(7,044)	1,497
Adjusted operating loss	$(11,916)	$(1,873)	(38,297)	(21,726)

The following table shows a reconciliation of net loss and diluted loss per share to adjusted net loss and adjusted diluted loss per share (in thousands, except for share data) for the periods indicated:

	13-Week Period Ended		39-Week Period Ended
	November 1, 2025	November 2, 2024	November 1, 2025	November 2, 2024
Net loss	$(3,705)	$(7,680)	$(35,708)	$(31,014)
Adjustments:
Gain on sale of internally developed intangible assets(1)	(10,000)	—	(10,000)	—
Asset impairment(2)	—	1	72	32
Stock-based compensation expense(3)	2	253	323	809
BBBY transaction costs not qualifying for capitalization(4)	75	266	304	266
Severance charges(5)	—	—	283	390
Loss on extinguishment of debt(6)	—	3,338	—	3,338
Tornado expenses, net(7)	—	—	1,974	—
Total adjustments	(9,923)	3,858	(7,044)	4,835
Tax benefit of adjustments	8	2	28	20
Total adjustments, net of tax	(9,915)	3,860	(7,016)	4,855
Adjusted net loss	$(13,620)	$(3,820)	$(42,724)	$(26,159)
Diluted loss per share	$(0.16)	$(0.59)	$(1.60)	$(2.38)
Adjusted diluted loss per share	$(0.61)	$(0.29)	$(1.91)	$(2.00)
Diluted weighted average shares outstanding	22,461	13,116	22,338	13,052

(1)	Internally developed intangible assets refers to the Kirkland’s Brand that was sold to BBBY for a purchase price of $10.0 million in the third quarter.
(2)	Asset impairment charges are related primarily to property and equipment.
(3)	Stock-based compensation expense includes amounts expensed related to equity incentive plans.
(4)
Consulting and legal fees incurred relating to TBHC’s transaction with BBBY that, due to their nature, did not qualify for capitalization as deferred debt or equity issuance costs. Given the magnitude and scope of this strategic transaction, TBHC considers the incremental consulting and legal fees incurred not reflective of the ongoing costs to operate its business.

(5)	Severance charges include expenses related to severance agreements and permanent store closure compensation costs.
(6)
Loss on extinguishment of debt includes expenses related to the extinguishment of the FILO Term Loan including a $2.6 million prepayment penalty and the write-off of the remaining unamortized debt issuance costs.

(7)
Tornado related costs include the write-off of damaged inventory, a component of cost of sales, and expenses to move product to temporary storage and professional fees to secure and repair the damage caused by the tornado that damaged TBHC’s distribution center in Jackson, Tennessee on May 20, 2025 which are recorded in other operating expenses, net of insurance proceeds.

Liquidity and Capital Resources
Our principal capital requirements are for working capital and capital expenditures. Working capital consists mainly of merchandise inventories offset by accounts payable, which typically reach their peak by the early portion of the fourth quarter of each fiscal year. Capital expenditures primarily relate to existing store maintenance, conversions, refreshes and remodels, technology and omni-channel projects, and new or relocated stores. Historically, we have funded our working capital and capital expenditure requirements with internally generated cash and borrowings under our asset-based revolving credit facility.

In fiscal 2023, we entered into the FILO Term Loan to provide additional liquidity, as internally generated cash and borrowings under our existing asset-based revolving credit facility did not provide enough liquidity to effectively execute our financial turnaround strategy in fiscal 2024. Throughout fiscal 2024, we implemented expense reductions to streamline our cost structure and improve our liquidity profile. The cost-savings initiatives included a reduction in corporate overhead, store payroll, marketing, and third-party technology expenses. On October 21, 2024, we entered into the BBBY Credit Agreement and BBBY Subscription Agreement. As part of this partnership, BBBY invested $25.0 million in us through a combined debt and equity transaction. Proceeds of $17.0 million from the BBBY Credit Agreement were used by us to repay our FILO Term Loan, including prepayment fees and transaction expenses, and to reduce borrowings under our existing revolving credit facility. The $8.0 million equity purchase under the BBBY Subscription Agreement and the mandatory conversion of the $8.5 million Convertible Term Loan with accrued interest into TBHC Common Stock at a price of $1.85 per share were both approved by TBHC’s shareholders at TBHC’s Special Shareholders Meeting on February 5, 2025, in accordance with Nasdaq Listing Rules resulting in the issuance of 8,934,465 shares of TBHC Common Stock to BBBY, which completed the transaction. On May 7, 2025, we entered into an Amended BBBY Credit Agreement, which included the Additional Term Loan of approximately $5.2 million for general working capital purposes and support for TBHC’s updated store conversion strategy. On September 15, 2025, TBHC entered into an amendment to the BBBY Credit Agreement which provides a $20.0 million delayed draw term loan to support TBHC’s store conversion strategy. Additionally, on September 15, 2025, we received $10.0 million from BBBY in accordance with the Asset Purchase Agreement entered into on May 7, 2025 and amended on September 15, 2025 with BBBY in which BBBY purchased TBHC’s right, title and interest in and to our trademark and domain names comprised of or containing the Kirkland’s Brand. The consummation of the Asset Purchase Agreement was conditioned upon obtaining the consent of Bank of America, N.A. and the release of all liens on the Kirkland’s Brand, each of which was obtained and documented in the Fourth Amendment dated September 15, 2025. For additional information about the BBBY Delayed Draw Term Loan Commitments and Asset Purchase Agreement see “Note 15 — Subsequent Events” to our unaudited consolidated condensed financial statements included elsewhere in this proxy statement/prospectus.
Our going concern assessment includes the preparation of cash flow forecasts considering the completed financing transactions, annualized savings from cost-savings initiatives and the impact on profitability and cash flow from operations related to both the current elevated tariffs and the likelihood of challenging macroeconomic conditions that further constrain consumer demand, and these factors collectively suggest insufficient liquidity in the near-term. Due to these uncertainties and the consequences they may have on the projected cash flow in the near-term, there is substantial doubt about our ability to continue as a going concern for a period of at least 12 months from the date of issuance of the condensed consolidated financial statements.
As of February 1, 2025, we were in compliance with the financial covenants in the revolving credit facility and the BBBY Credit Agreement. However, our conclusion that substantial doubt exists about our ability to continue as a going concern required an explanatory paragraph in the report of our independent registered public accounting firm on our financial statements for the fiscal year ended February 1, 2025, which resulted in a violation of affirmative covenants under the revolving credit facility and the BBBY Credit Agreement. On May 7, 2025, we received waivers from the lenders under both facilities. As such, we have classified the outstanding borrowings under these agreements based on the contractual maturities on the condensed consolidated balance sheet as of November 1, 2025.
On November 24, 2025, TBHC and its subsidiaries entered into Amendment No. 2 to the Amended and Restated Term Loan Credit Agreement (the “BBBY Amendment”) with BBBY amending the previous Amended and Restated Term Loan Credit Agreement dated May 7, 2025, as amended by that certain Amendment No. 1 to the Amended and Restated Term Loan Credit Agreement, dated September 15, 2025, among TBHC and its subsidiaries and BBBY (the “Existing BBBY Credit Agreement”, and the Existing Credit Agreement as amended by the BBBY Amendment, (the “Amended BBBY Credit Agreement”). Pursuant to the terms of the Amended BBBY Credit Agreement, the existing delayed-draw term loan commitments were increased in the amount of $10.0 million for a total aggregate principal amount of $30.0 million (the “BBBY Delayed Draw Term Loan Commitments”). On November 24, 2025, $10.0 million of the BBBY Delayed Draw Term Loan Commitments were drawn and funded, leaving $20.0 million in available BBBY Delayed Draw Term Loan Commitments.
The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the accompanying consolidated financial statements do not include any adjustments or charges that might be necessary should we be unable to continue as a going concern, such as charges related to impairment of our assets, the recoverability and classification of assets or the amounts and classification of liabilities or other similar adjustments. As of January 28, 2026, TBHC had $16.0 million of outstanding debt and $5.8 million of outstanding letters of credit under its revolving credit facility with $8.2 million available for borrowing (after giving effect to the $10.0 million in term loan proceeds from BBBY funded contemporaneously with the signing of the Merger Agreement), after the minimum required excess availability covenant, and $33.7 million in term loans to BBBY with $10.0 million available under the BBBY Delayed Draw Term Loan Commitments.
Fiscal 2024 and Fiscal 2023
Cash flows from operating activities. Net cash used in operating activities was $19.3 million in fiscal 2024 compared to $14.5 million in fiscal 2023. Cash flows from operating activities depends heavily on operating performance and changes in working capital. The increase in the amount of cash flows used in operations in fiscal 2024 compared to fiscal 2023 was primarily due to rising inventory levels during fiscal 2024 compared to decreasing inventory levels in fiscal 2023, partially offset by two less rent payments in fiscal 2024 compared to fiscal 2023, due to the 53rd week in fiscal 2023, and improved operating performance. In fiscal 2023, we were managing inventory to end at a lower level due to the closing of our e-commerce distribution centers in North Las Vegas, Nevada and Winchester, Virginia and our decline in store count. In fiscal 2024, we ended the year with higher than anticipated inventory levels due to lower sales in the back half of the year and fluctuations in receipt timing.
Cash flows from investing activities. Net cash used in investing activities was approximately $2.4 million and $4.6 million for fiscal 2024 and 2023, respectively.
The table below sets forth capital expenditures by category (in thousands) for the periods indicated:

	52 Weeks Ended February 1, 2025	53 Weeks Ended February 3, 2024
Existing store refreshes, remodels and maintenance	$1,552	$1,671
Technology and omni-channel projects	461	1,896
New and relocated stores	366	829
Corporate	10	269
Distribution center and supply chain enhancements	1	114
Total capital expenditures	$2,390	$4,779

The capital expenditures in fiscal 2024 and fiscal 2023 related primarily to technology and omni-channel projects, existing store refreshes, remodels and maintenance and new and relocated stores. We expect minimal capital expenditures in fiscal 2025 mainly related to the store activity around the opening or conversion of existing stores to new Bed Bath & Beyond, buybuy BABY or Overstock stores and existing store maintenance.
Cash flows from financing activities. Net cash provided by financing activities was $21.6 million and $17.7 million in fiscal 2024 and 2023, respectively. During fiscal 2024, we borrowed $17.0 million under our Beyond Credit Agreement and borrowed a net $9.0 million under our revolving credit facility, partially offset by prepayment penalties payments of $2.6 million and $1.7 million of debt and equity issuance cost payments. During fiscal 2023, we borrowed a net $19.0 million under our revolving credit facility, partially offset by $1.2 million of debt issuance cost payments.
Long-term debt. The following table summarizes our outstanding debt as of the dates indicated (in thousands):

	February 1, 2025	February 3, 2024
Revolving line of credit	$43,000	$34,000
Non-Convertible Term Loan	8,500	—
Convertible Term Loan	8,500	—
Collaboration Agreement fees	3,995	—
Total outstanding borrowings	63,995	34,000
Less: unamortized debt discount and issuance costs	(4,793)	—
Total debt	59,202	34,000
Less: current portion of long-term debt	(49,199)	—
Long-term debt, net	$10,003	$34,000

For additional information about our long-term debt see “Note 5 — Long-Term Debt” and “Note 15 — Subsequent Events” to our audited consolidated condensed financial statements included elsewhere in this proxy statement/prospectus.
Subscription agreements. See “Note 6 — Subscription Agreements” to our audited consolidated condensed financial statements included elsewhere in this proxy statement/prospectus for a description of the Subscription Agreements.
Share repurchase plans. See “Note 13 — Share Repurchase Plans” to our audited consolidated condensed financial statements included elsewhere in this proxy statement/prospectus for a description of our share repurchase plan.
39-Week Periods Ended November 1, 2025 and November 2, 2024
Cash flows from operating activities. Net cash used in operating activities was approximately $36.0 million and $39.0 million during the first 39 weeks of fiscal 2025 and the first 39 weeks of fiscal 2024, respectively. Cash flows from operating activities depend heavily on operating performance and changes in working capital. The decrease in the amount of cash flows used in operations in fiscal 2025 compared to fiscal 2024 was primarily due to inventory, as we experienced a $37.1 million increase in inventory levels during the first 39 weeks of 2024 and only a $7.0 million increase during the first 39 weeks of 2025. We also saw a decrease in cash used in other assets and liabilities, as we dissolved our non-depleting collateral trust with our workers’ compensation and general liability insurance provider during 2025, and we received cash from the trust for the outstanding balance. These benefits to operating cash flows were partially offset by a gain on the sale of internally developed intangible assets (adjustment to net income and reflected as cash flows from investing activities) of $10.0 million in the sale of the Kirkland’s Brand to BBBY, and also by a decline in operating performance.
Cash flows from investing activities. Net cash provided by investing activities for the first 39 weeks of fiscal 2025 consisted primarily of the $10.0 million received in the sale of the Kirkland’s Brand to BBBY, partially offset by a $0.2 million increase in capital expenditures in 2025. $1.9 million was spent in the first 39 weeks of 2025 as compared to $1.7 million in capital expenditures for the prior year period. The table below sets forth capital expenditures by category (in thousands) for the periods indicated:

	39-Week Period Ended
	November 1, 2025	November 2, 2024
Existing stores	$1,796	$1,012
Technology and omni-channel projects	95	322
New and relocated stores	4	305
Corporate	22	12
Distribution center and supply chain enhancements	10	2
Total capital expenditures	$1,927	$1,653

The capital expenditures in the current and prior year period related primarily to the maintenance of existing stores and technology and omni-channel projects.
Cash flows from financing activities. During the first 39 weeks of fiscal 2025, net cash provided by financing activities was $30.5 million, as we received $8.0 million for the issuance of TBHC Common Stock to BBBY and $5.0 million in additional financing from BBBY. Borrowings on our revolving credit facility were $18.6 million more than repayments during the year. These cash inflows were partially offset by payments of debt and equity issuance costs of $1.0 million. During the first 39 weeks of fiscal 2024, net cash provided by financing activities was approximately $43.6 million, as we borrowed $17.0 million under our BBBY Credit Agreement and borrowed a net $31.0 million under our revolving credit facility, partially offset by prepayment penalties payments of $2.6 million, a $10.0 million repayment of our FILO term loan, and $1.7 million of debt and equity issuance cost payments.
Long-term debt. For additional information about our outstanding borrowings see “Note 10 — Long-term Debt” to our unaudited consolidated condensed financial statements included elsewhere in this proxy statement/prospectus.
Subscription Agreements. See “Note 11 — Subscription Agreements” to our unaudited consolidated condensed financial statements included elsewhere in this proxy statement/prospectus for a description of the Subscription Agreements.

Share repurchase plan. See “Note 9 — Share Repurchase Plan” to our unaudited consolidated condensed financial statements included elsewhere in this proxy statement/prospectus for a description of our share repurchase plan.
Seasonality and Quarterly Results
We have historically experienced, and expect to continue to experience, substantial seasonal fluctuations in our net sales and operating results. We believe this is the general pattern typical of our segment of the retail industry and expect that this pattern will continue in the future. Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of store closings and openings, customer traffic changes, shifts in the timing of certain holidays and competition. Consequently, comparisons between quarters are not necessarily meaningful, and the results for any quarter are not necessarily indicative of future results.
Our strongest sales period is the fourth quarter of our fiscal year when we generally realize a disproportionate amount of our net sales and a substantial majority of our operating and net income. In anticipation of the increased sales activity during the fourth quarter of our fiscal year, we purchase large amounts of inventory and hire temporary employees for our stores. Our operating performance could suffer if net sales were below seasonal norms during the fourth quarter of our fiscal year.
Critical Accounting Policies and Estimates
The discussion and analysis of our financial condition and the results of our operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates that affect the reported amounts contained in the financial statements and related disclosures. We base our estimates on historical experience and on various other assumptions, which are believed to be reasonable under the circumstances. Actual results may differ from these estimates. Our critical accounting policies are discussed in the notes to our consolidated financial statements. Certain judgments and estimates utilized in implementing these accounting policies are likewise discussed in the notes to our consolidated financial statements. The following discussion aggregates the various critical accounting policies addressed throughout the financial statements, the judgments and uncertainties affecting the application of these policies and the likelihood that materially different amounts would be reported under varying conditions and assumptions. There have been no material changes to our critical accounting policies or estimates during the 39-week periods ended November 1, 2025.
Inventory valuation — Our inventory is stated at the lower of cost or net realizable value, net of reserves and allowances, with cost determined using the average cost method, with average cost approximating current cost. Inventory cost consists of the direct cost of merchandise including freight. The carrying value of our inventory is affected by reserves for shrinkage, damages and obsolescence.
We estimate as a percentage of sales the amount of inventory shrinkage that has occurred between the most recently completed physical inventory count and the end of the financial reporting period based upon historical physical inventory count results. Management adjusts these estimates based on changes, if any, in the trends yielded by our physical inventory counts, which occur during the fiscal year. Historically, the variation between our recorded estimates and observed results has been insignificant, and although possible, significant future variation is not expected. If our estimated shrinkage reserve varied by 10% from the amount recorded, the carrying value of inventory would have changed approximately $157,000 as of February 1, 2025.
We also evaluate the cost of our inventory by category and class of merchandise in relation to the estimated sales price. This evaluation is performed to ensure that we do not carry inventory at a value in excess of the amount we expect to realize upon the sale of the merchandise. Our reserves for excess and obsolete inventory reduce merchandise inventory to the lower of cost or net realizable value based upon our historical experience of selling goods below cost. Historically, the variation between our estimates to account for excess and obsolete inventory and actual results has been insignificant. As of February 1, 2025, our reserve for excess and obsolete inventory was approximately $829,000.
Impairment of long-lived assets — We evaluate the recoverability of the carrying amounts of long-lived assets, including lease right-of-use assets, whenever events or changes in circumstances indicate that the carrying values may not be recoverable. This review includes the evaluation of individual underperforming retail stores and assessing the recoverability of the carrying value of the assets related to the stores. Future cash flows are projected for the remaining lease life. If the estimated future cash flows are less than the carrying value of the assets, we record an impairment charge equal to the difference between the asset group’s fair value and carrying value. The fair value is estimated using a discounted cash flow approach considering such factors as future sales levels, gross margins, changes in rent and other expenses as well as the overall operating environment specific to that store. The amount of the impairment charge is allocated proportionately to all assets in the asset group with no asset written down below its individual fair value. We estimate the individual fair value of long-lived fixed assets based on orderly liquidation value and the individual fair value of lease right-of-use assets based on market participant rents. Our asset impairment charges were $109,000 and $1.9 million for fiscal 2024 and 2023, respectively.
Insurance reserves — Workers’ compensation and general liability insurance programs are predominately self-insured. It is our policy to record a self-insurance liability using estimates of claims incurred but not yet reported or paid, based on historical claims experience and actuarial methods. The assumptions made by management in estimating our self-insurance reserves include consideration of historical cost experience and judgments about the present and expected levels of cost per claim. As we obtain additional information and refine our methods regarding the assumptions and estimates we use to recognize liabilities incurred, we will adjust our reserves accordingly. As of February 1, 2025 and February 3, 2024, our self-insurance reserve estimates, net of estimated stop-loss insurance receivables, related to workers’ compensation and general liability insurance programs were $3.8 million and $4.2 million, respectively.
Actuarial methods are used to develop estimates of the future ultimate claim costs based on the claims incurred as of the balance sheet dates. Management believes that the various assumptions developed and actuarial methods used to determine our self-insurance reserves are reasonable and provide meaningful data and information that management uses to make its best estimate of our exposure to these risks. Arriving at these estimates, however, requires a significant amount of subjective judgment by management; and, as a result, these estimates are uncertain, and our actual exposure may be different from our estimates. For example, changes in our assumptions about health care costs, the severity of accidents, the average size of claims and other factors could cause actual claim costs to vary materially from our assumptions and estimates, causing our reserves to be understated or overstated. For instance, a 10% change in our self-insurance liabilities would have affected pre-tax loss by approximately $385,000 for fiscal 2024.
Income taxes — Deferred tax assets and liabilities are recognized based on the differences between the financial statement and the tax law treatment of certain items. Realization of certain components of deferred tax assets is dependent upon the occurrence of future events. We record valuation allowances to reduce our deferred tax assets to the amount we believe is more likely than not to be realized. These valuation allowances can be impacted by changes in tax laws, changes to statutory tax rates, and future taxable income levels and are based on our judgment, estimates and assumptions regarding those future events. In the event we were to determine that we would not be able to realize all or a portion of the net deferred tax assets in the future, we would increase the valuation allowance through a charge to income tax expense in the period that such determination is made. Conversely, if we were to determine that we would be able to realize our deferred tax assets in the future, in excess of the net carrying amounts, then we would decrease the recorded valuation allowance through a decrease to income tax expense in the period that such determination is made. Due to changes in facts and circumstances and the estimates and judgments that are involved in determining the proper valuation allowance, differences between actual events and prior estimates and judgments could result in adjustments to this valuation allowance. As of February 1, 2025 and February 3, 2024, we have a full valuation allowance against deferred tax assets, as we have a three-year cumulative loss before income taxes.
Our income tax returns are subject to audit by local, state and federal tax authorities, which include questions regarding our tax filing positions including the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the tax exposures associated with our filing positions, we record reserves for probable exposures. We adjust our tax contingencies reserve and income tax provision in the period in which actual results of a settlement with tax authorities differ from our established reserve, the statute of limitations expires for the relevant tax authority to examine the tax position or when more information becomes available. Our tax contingencies reserve contains uncertainties because management is required to make assumptions and to apply judgment to estimate the exposures associated with our various filing positions and whether or not the minimum requirements for recognition of tax benefits have been met. We do not believe that there is a reasonable likelihood that there will be a material change in the reserves established for tax benefits not recognized. Although we believe our judgments and estimates are reasonable, actual results could differ, and we may be exposed to losses or gains that could be material. We have no unrecognized tax benefit reserve as of February 1, 2025.
New Accounting Pronouncements
See “Note 14 — New Accounting Pronouncements” to our unaudited consolidated condensed financial statements included elsewhere in this proxy statement/prospectus for accounting pronouncements not yet adopted.

BUSINESS OF TBHC
General
TBHC is a specialty retailer of home décor and furnishings in the United States. As of November 1, 2025, TBHC operated 306 stores in 35 states as well as an e-commerce websites, www.kirklands.com and www.bedbathandbeyondhome.com. TBHC was founded in 1966, and TBHC’s current parent corporation, The Brand House Collective, Inc., was incorporated in 1981. TBHC provides its customers with an engaging shopping experience characterized by a curated, affordable selection of home décor and furnishings along with inspirational design ideas. This combination of quality and stylish merchandise, value pricing and a stimulating in-store and online environment provides TBHC’s customers with a unique brand experience.
Strategic Partnership with BBBY
TBHC entered into a strategic partnership with BBBY on October 21, 2024, with the purpose of enabling cohesive collaboration between the companies, leveraging the strengths of each business to drive sustainable, profitable growth and value for all stakeholders. As part of this partnership with BBBY, TBHC entered into a $17 million term loan credit agreement (the “BBBY Credit Agreement”), an $8 million subscription agreement (the “BBBY Subscription Agreement”), a seven-year collaboration agreement (the “Collaboration Agreement”) and a trademark license agreement (the “Trademark License Agreement”). Proceeds of $17 million from the BBBY Credit Agreement, in the form of an $8.5 million non-convertible term loan (the “Non-Convertible Term Loan”) and an $8.5 million convertible term loan (the “Convertible Term Loan”) were used by TBHC to repay our existing $12.0 million “first-in, last-out” asset-based delayed-draw term loan (the “FILO Term Loan”), including prepayment fees and transaction expenses, and to reduce borrowings under our existing revolving credit facility. Under the Trademark License Agreement, we have the exclusive license to operate small format, neighborhood brick-and-mortar stores and “Shops-within-a-Shop” locations under licensed Beyond-owned trademarks, which include Bed Bath & Beyond, Bed Bath & Beyond Home, buybuy BABY and Overstock.
The $8 million equity purchase under the BBBY Subscription Agreement and the mandatory conversion of the Convertible Term Loan with accrued interest were approved by our shareholders at our special meeting of shareholders on February 5, 2025 in accordance with Nasdaq Listing Rules resulting in the issuance of 8,934,465 shares of TBHC Common Stock to BBBY, which completed the transaction.
Business Strategy
TBHC’s mission is to make its brands the destination for seasonally relevant home décor, furnishings and gifts. TBHC strives to offer on-trend, curated product assortments at a great value. During fiscal 2024, TBHC rebalanced its value proposition by moderating the growth in high ticket categories and maximizing its position in value home accents, seasonal décor and gifts at amazing price points to appeal to its core customers. In fiscal 2025, TBHC commenced strategic actions including eliminating SKUs that do not meet its margin standards after shipping, handling and returns, expanding product categories to drive average order value and maximizing our omni-channel assets by reallocating lower priced inventory to brick & mortar stores to maximize our BOPIS capabilities. TBHC is focused on engaging and growing its customer base and extending the reach of its brand to new customers through private label distribution across its collective family of omni-channel brands. TBHC believes the following four components of our business strategy are key to positioning its brand and its future growth and success.
Customer. TBHC is committed to keeping the voice of the customer at the center of its brand; and we are using its brand voice and marketing tactics to acquire, reactivate and retain existing customers and to reach new customers through its partnership with BBBY.
Merchandise. TBHC is committed to being product obsessed, delivering a unique omni-channel product strategy of curated, on-trend and seasonally relevant home décor at a great price. TBHC will be known for “always something new” to drive demand in each quarter throughout the year.
Omni-channel experience. TBHC will deliver a channel strategy that meets its customers whenever and wherever they want to shop while driving a path to profitability in both stores and online. TBHC is enhancing its e-commerce site experience and improving conversion, as well as prioritizing profitability through its collaboration with BBBY by leveraging their expertise and partnerships. TBHC is also shifting lower priced inventory to stores to drive average order value online. In fiscal 2025, TBHC commenced a plan to begin leveraging its partnership with BBBY by converting existing locations to BBBY branded stores, and closed 11 underperforming Kirkland’s Home locations and expect to close an additional 27 to 31 stores by the end of the fiscal year.

Operational efficiency. As a value brand, TBHC is committed to remaining disciplined in its operational effectiveness through supply chain efficiency and performance, technology enablement, and cost containment as TBHC seeks to return its brand to profitability and deliver sustained long-term value for TBHC’s shareholders.
Merchandising
TBHC’s merchandising strategy is to offer an elevated style at an amazing value. TBHC is passionate about its color and design direction each season, while working with its partners around the globe to develop and source quality home décor, furnishings and gifts. TBHC maintains a strong pricing strategy with affordable prices representing a great value to its customers across all product categories. TBHC’s merchant team thoughtfully curates the assortment each season to ensure we maintain a healthy SKU count and a cohesive style point of view.
Daily review of sales and product margin information helps us to maximize the productivity of successful products and categories and minimize the accumulation of slow-moving inventory. TBHC regularly monitors the sell-through of its merchandise; therefore, the number and make-up of TBHC’s active items is continuously changing based on changes in selling trends. The composition of TBHC’s merchandise assortment is relatively consistent across its store base with an extended assortment online.
TBHC continually strives to increase the perceived value of its products to customers through its thoughtfully curated assortments and inspirational visual presentations. TBHC’s shoppers regularly experience the satisfaction of paying noticeably less for equally well-designed products compared to those sold by other specialty retailers. TBHC uses temporary promotions throughout the year featuring specific categories of merchandise along with select coupon discounts. TBHC believes its great style and value-oriented pricing strategy, coupled with an adherence to high quality standards, is an important element in establishing TBHC’s distinct brand identity and solidifying its connection with customers.
TBHC’s merchandise categories include holiday décor, furniture, textiles, decorative accessories, art, home fragrance, ornamental wall décor, mirrors, floral, housewares, lighting, outdoor and gift. The following table presents the percentage of net sales contributed by TBHC’s merchandise categories based on TBHC’s current category structure over the last three fiscal years:

	Percentage of Net Sales
Merchandise Category	Fiscal 2024	Fiscal 2023	Fiscal 2022
Holiday Décor	22	20	19
Furniture	14	17	18
Textiles	11	11	11
Decorative Accessories	9	9	7
Art	7	8	8
Home Fragrance	7	7	7
Ornamental Wall Décor	6	6	8
Mirrors	5	6	7
Floral	5	4	4
Housewares	4	4	4
Lighting	4	4	4
Outdoor	3	3	3
Gift	3	1	0
Total	100	100	100

TBHC’s visual merchandising strategy is continuously evolving to meet the vision of its assortment. TBHC strives to inspire its customers with a mix of inspirational lifestyle settings and impactful key item placement. TBHC’s visual merchandising team creates thoughtful, cohesive guides for its stores, utilizing fresh, creative window displays and maximizing the productivity of TBHC’s fixtures.
Buying and Inventory Management
TBHC’s buying team approves the design of all of its products, negotiates with vendors and works with TBHC’s merchandise planning and allocation team to optimize merchandise quantity and mix by category in its stores and on its website. TBHC purchases merchandise from approximately 220 vendors, with no vendor representing more than 14% of our purchases during fiscal 2025. Additionally, 69 core vendors accounted for approximately 90% of our merchandise purchases during fiscal 2025.
TBHC’s global sourcing team manages its sourcing strategies, and this team has successfully diversified TBHC’s purchases from primarily Chinese vendors to suppliers in multiple countries. In fiscal 2024 and 2023, direct sourcing accounted for approximately 49% and 47% of TBHC’s merchandise purchases, respectively. TBHC partner’s with three sourcing agents that assist with sourcing activities in China, India, Southeast Asia and Europe. TBHC’s merchandise comes from numerous foreign and domestic manufacturers and importers. For fiscal 2024, the manufacturing countries of origin for TBHC’s merchandise receipts were approximately 71% China, 14% India, 6% United States, 6% Vietnam and 3% other countries. TBHC’s strategy remains focused on continuing to diversify sourcing opportunities and minimize tariff risks. This approach enables TBHC to gain a competitive advantage through a streamlined and well-diversified buying network.
TBHC’s merchandise planning and allocation team manages inventory levels and the allocation between stores and e-commerce fulfillment locations to maximize sales, sell-through and margin. TBHC’s stores are classified internally for assortment purposes based on multiple criteria including sales volume, size, location and historical performance. Although stores carry similar merchandise, the variety and depth of products in a given store may vary depending on the store’s classification. Where applicable, inventory purchases and allocations are also tailored based on regional or demographic differences between stores in selected categories. On TBHC’s websites, we carry a larger selection of merchandise than in store locations, including online-exclusive items.
Store Operations
TBHC’s stores are designed and managed to make shopping an inspiring experience and to maximize sales and operating efficiencies. Stores are strategically arranged to provide for optimal product placement and visual display that can be changed for seasonal product and promotions. Store training is focused on increasing customer design assistance, having a selling mindset and operational efficiency.
Store operations are managed by corporate personnel, a senior vice president and six territory directors, who have responsibility for an average of 50 stores within a geographic district. Managing partners, store managers and assistant managers are responsible for the day-to-day operation of the store, including sales, customer service, merchandise display, talent development and store security. A typical store operates seven days a week with an average of 8 to 16 employees, including a combination of full and part-time employees, depending on the volume of the store and the season. Additional part-time employees are typically hired to assist with the increased traffic and sales volume in the fourth quarter of the calendar year.
Real Estate
TBHC is prioritizing improvement in overall profitability and developing a future state plan for infrastructure that complements our omni-channel concept and multi-brand strategy, over store growth. In 2025, TBHC, through existing store conversions, opened its first stores outside of the Kirkland’s Home brand under the Bed Bath & Beyond trade name. Also, TBHC closed 11 underperforming Kirkland’s Home stores in fiscal 2025, as TBHC executes its store profitability strategy, which is to eliminate or convert underperforming stores to improve profitability of TBHC. TBHC expects to close an additional 27 to 31 stores by the end of the fiscal year.
As of November 1, 2025, we operated 306 stores, including 268 “power” strip or “lifestyle” centers, 20 freestanding locations, 8 mall locations and 10 outlet centers.
The following table provides a history of our store openings and closings for the last five fiscal years:

	Fiscal 2024	Fiscal 2023	Fiscal 2022	Fiscal 2021	Fiscal 2020
Stores open at beginning of period	330	346	361	373	432
New store openings	2	—	1	4	—
Permanent store closings	(15)	(16)	(16)	(16)	(59)
Stores open at end of period	317	330	346	361	373

Properties
TBHC leases all of its store locations and expects to continue the practice of leasing rather than owning stores. The leases typically provide for initial five- to 10-year initial terms, many with the ability for TBHC (or the landlord) to terminate the lease at specified points during the term if net sales at the leased premises do not reach a certain annual level. Many of TBHC’s leases provide for payment of percentage rent (i.e., a percentage of net sales in excess of a specified level), and the rate of increase in key ancillary charges is generally capped.
As current leases expire, TBHC’s management believes TBHC has the option to obtain favorable lease renewals for present store locations or obtain new leases for equivalent or better locations in the same general area. To date, we have not experienced unusual difficulty in either renewing or extending leases for existing locations or securing leases for suitable locations for new stores.
The following table indicates the states where our stores are located and the number of stores within each state as of November 1, 2025:

State	Number of Stores	State	Number of Stores
Texas	47	Mississippi	5
Florida	22	Oklahoma	5
Georgia	20	New Jersey	5
North Carolina	19	Arkansas	5
Tennessee	19	Wisconsin	5
California	14	Minnesota	4
Alabama	13	Kansas	3
Pennsylvania	12	Delaware	3
Indiana	11	Iowa	3
South Carolina	10	Colorado	3
Michigan	9	Maryland	2
Ohio	9	New York	2
Illinois	9	North Dakota	2
Missouri	9	Nebraska	2
Louisiana	8	Nevada	1
Virginia	8	West Virginia	1
Kentucky	8	South Dakota	1
Arizona	7	Total	306

TBHC’s leases all of its distribution locations. The following is a list of distribution locations including the approximate square footage as of November 1, 2025:

Distribution Facility Locations	Type	Approximate Square Footage
Jackson, Tennessee	Store and e-commerce fulfillment	771,000
Lancaster, Texas	Third-party operated store fulfillment	200,000

We also lease approximately 49,000 square feet of office space in Brentwood, Tennessee.
Distribution and Logistics
TBHC has a comprehensive approach to the management of its merchandise supply chain. TBHC continuously evaluates the impact of omni-channel strategies on its business, and frequently implement enhancements to TBHC’s supply chain infrastructure and warehouse management system to support store and e-commerce fulfillment.
TBHC’s main retail distribution center in Jackson, Tennessee services approximately 70% of TBHC’s stores and a third-party operated retail fulfillment facility in Lancaster, Texas services the other 30% of TBHC’s stores. TBHC’s main Jackson, Tennessee retail distribution center also supports its e-commerce fulfillment. In 2023, TBHC closed its North Las Vegas, Nevada and Winchester, Virginia e-commerce order fulfillment centers to reduce fixed costs and consolidate our operations. TBHC also has a third-party operated west coast distribution operation, which provides for the improved flow of merchandise through its supply chain network. By virtue of this operation, TBHC gains control of merchandise when it enters the west coast port, which allows TBHC to allocate and distribute inventory directly to either of the Jackson, Tennessee or Lancaster, Texas distribution centers.

TBHC’s internal warehouse management system provides functionality that supports store and e-commerce fulfillment. In early fiscal 2022, TBHC upgraded its internal warehouse management system related to store fulfillment at the Jackson, Tennessee location.
TBHC currently utilizes third-party carriers to transport merchandise from the Jackson, Tennessee and Lancaster, Texas distribution centers to stores. Almost all of TBHC’s stores utilize direct, full truckload deliveries, which results in lower distribution costs and allows field personnel to better schedule store associates for the receiving process.
Information Technology
TBHC invests in information technology to manage the purchase, pricing and distribution of its merchandise, improve operating efficiencies and support omni-channel operations. TBHC’s key management information systems include a merchandise management system, point-of-sale system, an e-commerce platform, an e-commerce order management system, a warehouse management system, a financial system and a labor management tool. TBHC’s merchandise management system provides TBHC with tools to manage aspects of its merchandise assortment and integrates merchandising and inventory management applications, including inventory tracking, purchase order management, inventory allocation and replenishment, sales audit and invoice matching, which interfaces with the warehouse management and financial system.
TBHC continues to evaluate and improve the functionality of its systems to maximize effectiveness as well as seek out best in class solutions to enhance operational efficiencies. Such efforts include ongoing hardware and software evaluations, and refreshes and upgrades to support optimal software configurations and application performance. TBHC continues to strengthen the security of its information technology and invest in technology to support stores, e-commerce, distribution centers, omni-channel expansion and business intelligence tools. These efforts are directed toward improving business processes, maintaining secure, efficient and stable systems, implementing new features and enabling the continued growth and success of TBHC’s business.
Marketing
TBHC’s brand positioning aligns to the evolution of its product assortment and clearly communicates TBHC’s value proposition of, “Curated Design, Amazing Value.” TBHC’s marketing communicates that Kirkland’s Home is a shopping destination that offers on trend, quality home merchandise at a value to customers. TBHC believes that just because customers are practical with their time and money does not mean that their passion for their home does not run deep. TBHC’s marketing showcases its products in a casual, surprising and approachable way that is both inspirational and attainable.
TBHC’s marketing strategy includes customer retention, as well as new customer acquisition. Overall marketing efforts encompass TBHC’s various tactics including digital marketing, paid search and social media initiatives. TBHC manages a database of customers and communicate with them via targeted emails featuring new products, marketing events and special offers.
TBHC is focused on improving the customer experience through its loyalty program, K-club, and private label credit card financing options. TBHC’s customer loyalty program rewards customers for shopping, as well as interacting across channels. This interaction allows TBHC to foster stronger and lasting relationships with customers. The key benefits of this program include points on every purchase to redeem for valuable rewards, birthday surprises and special offers.
TBHC’s private label credit card through Wells Fargo offers financing options including “6-months no interest” and “12-months no interest” financing for purchases over $250 and $500, respectively.
Omni-Channel
TBHC’s strategy is to meet customers whenever and wherever they want to shop by creating meaningful content that engages the customer and either converts them online or allows them to pre-shop for an in-store purchase. TBHC has multiple online fulfillment options, including delivery to the customer’s home directly from warehouses or from vendors, ship-to-store and BOPIS programs.
As part of the omni-channel profitability strategy, TBHC is focused on eliminating SKUs that do not meet margin standards after shipping, handling and returns, strategically expanding product categories to drive average order value and maximizing omni-channel assets by reallocating lower priced inventory to stores. In addition, through collaboration with BBBY, TBHC intends to leverage their expertise and partnerships to enhance site experience and improve conversion. TBHC’s e-commerce channel is an integral part of the Kirkland’s Home customer journey, and TBHC’s management believes the actions will deliver a more profitable transaction.
Trademarks
TBHC’s stores operate under the names “Kirkland’s”, “Kirkland’s Home”, “Kirkland’s Home Outlet”, “Kirkland’s Outlet,” and “The Kirkland’s Collection.” Additionally, TBHC operates five stores under the trade name “Bed Bath & Beyond Home.”
TBHC previously registered several trademarks with the United States Patent and Trademark Office on the Principal Register that are used in connection with the Kirkland’s stores, including KIRKLAND’S® logo design, KIRKLAND’S®, THE KIRKLAND COLLECTION®, KIRKLAND’S OUTLET®, KIRKLAND’S HOME®, MARKET AND VINE™, SIMPLE THINGS BY KIRKLAND’S®, LOVE THE POSSIBILITIES and LOVE THE PRICE®. These trademarks have historically been important components in TBHC’s merchandising and marketing strategy. On September 15, 2025, BBBY completed the purchase of TBHC’s right, title and interest in and to its trademark and domain names comprised of or containing the Kirkland’s Brand. We are not aware of any claims of infringement or other challenges to TBHC’s right to use TBHC’s trademarks in the United States.
The Trademark License Agreement with BBBY grants us the exclusive license to operate small format, neighborhood brick-and-mortar retail stores and “Shops-within-a-Shop” locations under licensed Beyond-owned trademarks, including Bed Bath & Beyond, buybuy BABY and Overstock.
Competition
The retail market for home furnishings is highly competitive. Accordingly, TBHC competes against a diverse group of retailers, including specialty stores, department stores, discount stores, catalog and internet-based retailers, which sell similar lines of merchandise to those carried by TBHC. Some of TBHC’s main competitors include HomeGoods, HomeSense, Walmart, World Market, Crate & Barrel, Williams-Sonoma, Inc., Hobby Lobby, At Home, Target, eBay, Amazon and Wayfair. TBHC’s management believes that the principal competitive factors influencing TBHC’s business are merchandise selection, price, customer service, visual appeal of TBHC’s stores and convenient store locations. TBHC’s management believes that TBHC’s competes effectively with other retailers due to its experience in identifying a curated collection of quality and stylish merchandise, pricing it to be attractive to target customers, presenting it in a visually appealing manner and providing an engaging shopping experience.
In addition to competing for customers, TBHC competes with other retailers for suitable store locations and qualified management personnel and sales associates. Many of TBHC’s competitors are larger and have substantially greater financial, marketing and other resources than TBHC. See “Risk Factors—Risks Related to Competition” for further discussion of TBHC’s competitive environment.
Human Capital
Overview. TBHC employed approximately 774 full-time and 3,562 part-time employees as of November 1, 2025. The number of employees fluctuates with seasonal needs. TBHC generally experiences its highest level of employment during the fourth fiscal quarter. Of the 4,336 employees, approximately 4,057 work at stores, 134 work at distribution centers and 145 work in corporate support functions. As of November 1, 2025, none of TBHC’s employees are unionized or covered by a collective bargaining agreement. TBHC’s management believes that TBHC maintains a positive relationship with its employees.
Philosophy and culture. TBHC’s goal is to employ a highly engaged, high-performing workforce that is happy and empowered. TBHC’s people philosophy is based on creating a workplace culture where all employees feel respected, valued and inspired. TBHC actively engage employees in regular opportunities to feel connected to TBHC goals and the communities in which TBHC operates. TBHC positions employees for success with the tools and resources they need to thrive.
TBHC’s leadership team is comprised of our Chief Executive Officer, Chief Financial Officer, six senior vice presidents and six vice presidents who, collectively, have management responsibility for our business areas including store operations, supply chain, e-commerce, finance, legal, merchandising, human resources, marketing and information technology. TBHC’s leadership team places significant focus and attention on matters concerning its human capital assets including their capability development and succession planning. Accordingly, TBHC regularly reviews talent development and succession plans for each function, to identify and develop a pipeline of talent to maintain business operations. As part of TBHC’s commitment to attract, retain and motivate quality employees, TBHC created an employee engagement committee, which is comprised of cross-functional employees who work together to advocate and implement initiatives to improve employee engagement and satisfaction. TBHC aims to recruit the best people for the job regardless of race, gender, ethnicity or other protected traits, and it is TBHC’s policy to fully comply with all laws applicable to discrimination in the workplace.
Personnel recruitment and training. TBHC believes its continued success is dependent in part on its ability to attract, retain and motivate quality employees. In particular, TBHC’s success depends on its ability to promote and recruit qualified corporate personnel, distribution center employees, district and store managers and full-time and part-time store employees. District managers are primarily responsible for recruiting new store managers, while store managers are responsible for the hiring and training of store employees. TBHC constantly looks for motivated and talented people to promote from within TBHC, in addition to recruiting external candidates. All store employees are trained utilizing the “K University” training program. Store managers train at a designated “training store” where they work directly with a qualified training store manager. District managers onboard at TBHC’s corporate office in addition to spending time with designated district manager trainers. Corporate and distribution center employees receive training at their respective locations.
Compensation and benefits. TBHC is committed to providing competitive pay and benefits to its employees. Corporate management, distribution center leadership, district managers and store managers are compensated with base pay plus periodic bonuses based on performance. Store and distribution center non-management employees are compensated on an hourly basis in addition to periodic contests and rewards. Many of TBHC’s employees participate in one of various bonus incentive programs, which provide the opportunity to receive additional compensation based upon department or TBHC performance. TBHC also provides eligible employees the opportunity to participate in a 401(k) retirement savings plan, which includes a 100% TBHC match of the employee’s elective bi-weekly contributions up to 4% of eligible compensation. TBHC’s shares in the cost of health insurance provided to eligible employees, and TBHC offers employees a discount on merchandise purchased from TBHC stores.
Safety. Employee health and safety is continuously promoted through training and resources across TBHC’s operations. We develop and administer TBHC-wide policies to ensure the safety of each employee and compliance with Occupational Safety and Health Administration standards.
Environmental, Social and Governance (“ESG”)
TBHC has made ESG a focus throughout its organization and the communities served. As TBHC’s business evolves over time, sustainability will continue to increase in significance as it revises and develops stores and e-commerce operations. TBHC’s leadership team has worked with TBHC’s ESG Steering Committee and the TBHC Board to develop short-term and long-term ESG strategies. One of TBHC’s sustainability pledges is to strengthen the local communities in which TBHC operates, and various corporate giving initiatives have helped elevate TBHC’s impact on these local communities.
TBHC has an ESG section on its Investor Relations website at ir.kirklands.com/esg. The documents and materials published there highlight TBHC’s ongoing ESG initiatives and policies. The information included in, referenced to, or otherwise accessible through TBHC’s website, is not incorporated by reference in, or considered to be part of, this proxy statement/prospectus or any document unless expressly incorporated by reference therein.
Governmental Regulations
TBHC must comply with various federal, state and local regulations, including regulations relating to consumer products and consumer protection, advertising and marketing, labor and employment, data protection and privacy, intellectual property, the environment and taxes. In addition, TBHC must comply with United States customs laws and similar laws of other countries associated with the import of its merchandise. Ensuring compliance with these various laws and regulations, and keeping abreast of changes to the legal and regulatory landscape present in TBHC’s industry, requires us to expend considerable resources. For additional information, “Risk Factors—Risks Related to New Legislation, Regulation, and Litigation.”
Legal Proceedings
TBHC was named as a defendant in a putative class action filed in May 2018 in the Superior Court of California, Miles v. Kirkland’s Stores, Inc. The case was removed to United States District Court for the Central District of California. The complaint alleges, on behalf of Miles and all other hourly of TBHC’s employees in California, various wage and hour violations and seeks unpaid wages, statutory and civil penalties, monetary damages and injunctive relief. TBHC denies the material allegations in the complaint and believes that its employment policies are generally compliant with California law. On March 22, 2022, the District Court denied the plaintiff’s motion to certify in its entirety, and on May 26, 2022, the Ninth Circuit granted the plaintiff’s petition for permission to appeal. The appeal was argued before the Ninth Circuit on November 13, 2023, and on January 8, 2024, the Court issued its opinion affirming the District Court in part and reversing in part. The Ninth Circuit affirmed the denial of certification as to the subclasses related to the security bag check and reversed as to the rest break claim. The Ninth Circuit did not find that there is liability nor that the rest break claim is certified. On February 28, 2025, the District Court dismissed this case in its entirety, without prejudice. On May 2, 2025, a complaint was refiled in this matter in the United States District Court for the Central District of California. TBHC filed its answer in June 2025, and continues to believe the case is without merit and intends to vigorously defend itself against the allegations.
TBHC was named as a defendant in a putative class action filed in August 2022 in the United States District Court for the Southern District of New York, Sicard v. Kirkland’s Stores, Inc. The complaint alleges, on behalf of Sicard and all other hourly store employees based in New York, that TBHC violated New York Labor Law Section 191 by failing to pay him and the putative class members their wages within seven calendar days after the end of the week in which those wages were earned, rather paying wages on a bi-weekly basis. Plaintiff claims the putative class is entitled to recover from TBHC the amount of their untimely paid wages as liquidated damages, reasonable attorneys’ fees and costs. TBHC believes the case is without merit and is vigorously defending itself against the allegations.
On June 12, 2024, TBHC was sued in Federal Court in Memphis by Rugs America Corp. for allegedly breaching a 2019 letter of understanding between the parties regarding the display and sale of Rugs America rugs in TBHC’s stores. Rugs America claims that TBHC, among other things, displayed non-Rugs America rugs on its rug fixtures in violation of the understanding and is asking for $5 million in damages. TBHC maintains that the term of the understanding was for only two years, expiring in 2021, and believes that it was in compliance during the two-year term. On May 30, 2025, the Court granted TBHC’s request to assert a counterclaim against Rugs America arising out of Rugs America’s refusal to retrieve the rug racks from TBHC’s stores, and TBHC filed a counterclaim. Discovery is currently pending in this litigation. After discovery is completed, TBHC intends to file a motion for summary judgment, asking the Court to dismiss Rugs America’s claims before trial. TBHC believes Rugs America’s claim is without merit and intends to vigorously defend itself against the allegations.
TBHC is also party to other pending legal proceedings and claims that arise in the normal course of business. Although the outcome of such proceedings and claims cannot be determined with certainty, TBHC’s management is of the opinion that it is unlikely that such proceedings and any claims in excess of insurance coverage will have a material effect on its consolidated financial condition, operating results or cash flows.
Seasonality
TBHC has historically experienced, and expect to continue to experience, substantial seasonal fluctuations in net sales and operating results. TBHC believes this is the general pattern typical of TBHC’s segment of the retail industry and expect that this pattern will continue in the future. Due to the importance of the fall selling season, which includes Thanksgiving and Christmas, the last quarter of TBHC’s fiscal year has historically contributed, and is expected to continue to contribute, a disproportionate amount of TBHC’s net sales, net income and cash flow for the entire fiscal year.

INTERESTS OF BBBY DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER
As of the date of this proxy statement/prospectus, BBBY directors and executive officers do not have interests in the Merger that are different from, or in addition to, the interests of other BBBY stockholders generally. As used in this section, the terms “director” and “executive officer” include the individuals currently serving as directors and executive officers of BBBY, as well as each person who has served in such capacity at any time since January 1, 2024.

INTERESTS OF TBHC’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER
In considering the recommendations of the TBHC Board with respect to the Merger, TBHC’s shareholders should be aware that TBHC’s directors and executive officers have certain interests, including financial interests, in the Merger that may be different from, or in addition to, the interests of TBHC’s shareholders generally. The TBHC Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement, and in making its recommendation that TBHC’s shareholders adopt the Merger Agreement. See the section of this proxy statement/prospectus entitled “The Merger—Background of the Merger” and the section of this proxy statement entitled “The Merger—Recommendation of the TBHC Board; TBHC’s Reasons for the Merger.” These interests are described in more detail below, and certain of them are quantified in the narrative and the tables below.
Treatment of TBHC Equity Awards
Stock Options. At the Effective Time, subject to and in accordance with the terms of the TBHC Incentive Plan, each Option that is outstanding as of immediately prior to the Effective Time, will automatically, without any action on the part of BBBY, Merger Sub, TBHC or the holder thereof, be cancelled and converted into the right to receive, without interest and subject to applicable withholding taxes, a number of validly issued, fully paid and nonassessable shares of BBBY Common Stock equal to (i) the Net Option Share Amount (as defined in the Merger Agreement) multiplied by (ii) the Exchange Ratio, plus any Fractional Share Cash Consideration (as defined in the Merger Agreement). Any Option with an exercise price equal to or in excess of the closing price of TBHC Common Stock on the trading day immediately prior to the closing of the Merger shall be cancelled and have no further force or effect by virtue of the Merger without any action on the part of the holder thereof and without any payment to the holder thereof.
Restricted Stock Units. Subject to and in accordance with the terms of the TBHC Incentive Plan, each RSU that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will automatically, without any action on the part of BBBY, Merger Sub, TBHC or the holder thereof, fully vest and be converted into the right to receive, without interest and subject to applicable withholding taxes, a number of validly issued, fully paid and nonassessable shares of BBBY Common Stock equal to (i) the number of shares of TBHC Common Stock subject to such RSU immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, plus any Fractional Share Cash Consideration.
Employment Agreements with Named Executive Officers
TBHC’s current named executive officers are Amy E. Sullivan, TBHC’s President, Chief Executive Officer and director, W. Michael Madden, TBHC’s former Executive Vice President and Chief Financial Officer and Melody R. Jubert, TBHC’s Senior Vice President and Chief Transformation Officer. Only Ms. Sullivan and Mr. Madden executed employment agreements with TBHC. As previously disclosed, Mr. Madden resigned from his position with TBHC, effective as of July 21, 2025. While TBHC does not have an employment agreement with Ms. Jubert, if Ms. Jubert’s employment with TBHC ceases for any reason (including death), then TBHC’s obligation to Ms. Jubert will be limited solely to the payment of accrued and unpaid base salary as of the date of such cessation. As such, Ms. Sullivan is the only named executive officer that is currently party to an employment agreement with TBHC.
On January 19, 2024, TBHC entered into an employment agreement with Ms. Sullivan (the “Employment Agreement”), which provides for certain post-employment benefits in the event of a termination of Ms. Sullivan’s employment by TBHC without cause or resignation by Ms. Sullivan for good reason (as such terms are defined in the Employment Agreement). If such termination occurs prior to December 31, 2025, Ms. Sullivan would be entitled to severance pay equal to one (1) times the then-current base salary payable, in regular payroll cycles. If the termination occurs after December 31, 2025, Ms. Sullivan’s severance will increase to one and a half (1.5) times Ms. Sullivan’s base salary paid in eighteen (18) monthly payments. The payment of any such benefits would be subject to Ms. Sullivan providing TBHC with a general release of claims in a form reasonably prescribed by TBHC. If Ms. Sullivan’s employment with TBHC ceases for any other reason (including death), then TBHC’s obligation to Ms. Sullivan will be limited solely to the payment of accrued and unpaid base salary as of the date of such cessation. As previously disclosed, on August 1, 2025, TBHC entered into an amendment to the Employment Agreement (the “Employment Agreement Amendment”). Pursuant to the Employment Agreement Amendment, the Employment Agreement was amended solely to increase the annual base salary paid to Ms. Sullivan to $700,000, effective August 3, 2025.
As of the date of this proxy statement/prospectus, none of TBHC’s directors or executive officers have entered into any agreement with BBBY or any of its affiliates regarding employment with, or the right to purchase or participate in the equity of, the surviving corporation or one or more of its affiliates. Following the closing of the Merger, certain of TBHC's executive officers may enter into agreements with, BBBY or Merger Sub, their subsidiaries or their respective affiliates regarding employment with, or the right to purchase or participate in the equity of, the surviving corporation or one or more of its affiliates. On November 24, 2025, BBBY and TBHC announced that, following the Merger, Ms. Sullivan is expected to serve in a senior leadership role, overseeing, among other potential responsibilities, all omni-channel retail operations of the combined business.
Severance Program
TBHC does not maintain a general severance plan, and except as otherwise discussed in this section with respect to the employment agreements of our named executive officers, there are no provisions for severance or change of control payments for our named executive officers.
Directors’ and Officers’ Insurance
In addition, pursuant to the Merger Agreement, for a period of not less than six years from the Effective Time, BBBY will maintain an insurance and indemnification policy for the benefit of certain persons, including TBHC’s directors and executive officers. For additional information, see “Directors’ and Officers’ Insurance.”
Merger-Related Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer of TBHC (referred to as named executive officers) that is based on or that otherwise relates to the Merger. The amounts shown in the tables below are estimates as of December 9, 2025 based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including any assumptions described above under “Interests of TBHC’s Directors and Executive Officers in the Merger,” and those described in the footnotes to the table below.

Name	Cash Severance ($)(1)	Equity Acceleration ($)(2)	Non-Qualified Deferred Compensation ($)(3)	Perquisites/Benefits ($)(4)	Tax Reimbursement ($)(5)	Total ($)
Amy E. Sullivan	—	701,764.02	—	—	—	701,764.02
Melody R. Jubert	—	33,811,30	—	—	—	33,811,30
W. Michael Madden(6)	—	—	—	—	—	—

(1)	The named executive officers are not entitled to any cash payments in connection with a change in control or otherwise.
(2)
As described in “The Merger Agreement—Treatment of TBHC Equity Awards,” each RSU and Option (each as defined below) held by our named executive officers will be converted into the right to receive, without interest and subject to applicable withholding taxes, a number of validly issued, fully paid and nonassessable shares of BBBY Common Stock at the Effective Time. Thus, upon the Effective Time, each Option and RSU will fully vest. The amounts in this column are equal to the amounts that will be received by each named executive officer on or following the Effective Time as consideration for the accelerated equity awards.

Name	Options (#)(a)	Options ($)(b)	RSUs (#)	RSUs ($)(c)	Total ($)
Amy E. Sullivan	164,653	—	576,292	701,764.02	701,764.02
Melody R. Jubert	18,857	—	27,766	33,811,30	33,811,30
W. Michael Madden	—	—	—	—	—

(a)
Pursuant to the Merger Agreement, based on the exercise price of the Options held by the named executive officers, such Options would be cancelled without any payment of Merger Consideration to the named executive officers.

(b)
The amounts in this column reflect the aggregate value of each named executive’s outstanding Options, which is equal to (i) the Net Option Share Amount (as defined in the Merger Agreement) multiplied by (ii) the Exchange Ratio, plus any Fractional Share Cash Consideration (as defined in the Merger Agreement).

(c)
The amounts in this column reflect the aggregate value of each named executive officer’s outstanding RSUs, which is equal to (i) the number of shares of TBHC Common Stock subject to such RSU immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, plus any Fractional Share Cash Consideration.

(3)
The named executive officers are not entitled to any pension or non-qualified deferred compensation benefit enhancements for a qualifying termination in connection with a change in control or otherwise.

(4)	The named executive officers are not entitled to any perquisites or benefits in connection with a change in control or otherwise.
(5)
The potential payments and benefits reflected in this table are subject to reduction (or “cutback” provisions) designed to eliminate the potential imposition of the “golden parachute” excise tax under Section 4999 of the Code. While it is possible that such “cutback” provisions may apply to a portion of the payments that the named executive officers may otherwise be entitled to receive, this table has been prepared based on the assumption that no such “cutback” provisions will apply. Accordingly, the amounts shown in this table represent the maximum amount of payments and benefits that may be received by the named executive officers if the provisions of Section 280G of the Code were not applicable to any of the payments or benefits reflected in this table.

(6)	Mr. Madden resigned from his position with TBHC, effective as of July 21, 2025, and will not receive any compensation in connection with the Merger.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
The following general discussion addresses the material U.S. federal income tax consequences to U.S. holders and non-U.S. holders (each as defined below) that exchange their TBHC Common Stock for the Merger Consideration in the Merger. The discussion is based on the Code, Treasury Regulations promulgated thereunder, administrative rulings, published positions of the IRS and judicial decisions, all as currently in effect and all of which are subject to change and to differing interpretations (possibly with retroactive effect), and any such change or interpretation could alter the tax consequences to holder of TBHC Common Stock as described in this discussion. This discussion applies only to holders that hold their TBHC Common Stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular U.S. holder in light of his, her or its individual circumstances or to U.S. holders subject to special treatment under U.S. federal income tax laws, including:
•	banks or other financial institutions;
•	mutual funds;
•	tax exempt organizations;
•	governmental agencies or instrumentalities;
•	insurance companies;
•	dealers in securities or non-U.S. currency;
•	traders in securities who elect to apply a mark-to-market method of accounting;
•
entities or arrangements treated as partnerships or other pass-through entities (including S corporations) for U.S. federal income tax purposes and investors in such partnerships or other pass-through entities (including S corporations);

•	certain expatriates;
•	regulated investment companies and real estate investment trusts;
•	broker-dealers;
•	holders liable for any alternative minimum tax;
•	holders that have a functional currency other than the U.S. dollar;
•	holders who received their TBHC Common Stock through the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation;
•	holders required to accelerate the recognition of any item of gross income as a result of such income being recognized on an “applicable financial statement”;
•	holders that acquired their TBHC Common Stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;
•	holders whose TBHC Common Stock may be considered “qualified small business stock” under Section 1202 of the Code; and
•	holders who hold TBHC Common Stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment.
In addition, this discussion does not address any state, local or foreign tax considerations of the Merger, nor does it address the impact of the Medicare contribution tax on net investment income or the Foreign Account Tax Compliance Act (including the Treasury Regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith) or any U.S. federal laws other than those pertaining to the U.S. federal income tax.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of TBHC Common Stock who is, for U.S. federal income tax purposes:
(i)	an individual who is a citizen or resident of the United States;
(ii)	a corporation or other entity taxable as a corporation, created or organized under the laws of the United States, any state thereof or the District of Columbia;
(iii)	an estate that is subject to U.S. federal income tax on its income regardless of its source; or
(iv)
a trust that (A) is subject to the primary supervision of a court within the United States and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (B) has a valid election in effect to be treated as a United States person.

If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of TBHC Common Stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Accordingly, such partners and partnerships should consult their tax advisors regarding the particular tax considerations of the Merger to them.
For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of TBHC Common Stock that is neither a U.S. holder nor a partnership for U.S. federal income tax purposes.
Each holder of TBHC Common Stock should consult his, her or its tax advisor with respect to the particular tax considerations of the Merger to such holder, including the applicable federal, state, local and non-U.S. tax consequences, and as to any tax reporting requirements of the Merger in light of their own specific circumstances.
Treatment of the Merger
Assuming that the Merger is completed as contemplated by the Merger Agreement, TBHC and BBBY intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code. There are many requirements that must be satisfied, however, in order for the Merger to qualify as a reorganization, some of which are based upon factual determinations, and the reorganization treatment could be adversely affected by events or actions that occur or are taken after the Merger. It is not a condition to TBHC’s obligation or BBBY’s obligation to consummate the transactions contemplated by the Merger Agreement that the Merger qualify as a reorganization or that TBHC or BBBY receive an opinion from counsel to that effect. Furthermore, TBHC and BBBY have not requested, and do not intend to request, any ruling from the IRS with respect to the tax consequences of the Merger. Accordingly, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. Except as specifically discussed below, the remainder of the discussion assumes that the Merger qualifies as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. Holders of TBHC Common Stock should consult with their own tax advisors regarding the potential tax consequences of the Merger.
Tax Consequences of the Merger to U.S. Holders
The Merger Qualifies as a Reorganization
Assuming that the Merger is treated as described above in “—Treatment of the Merger”, the material U.S. federal income tax consequences of the Merger to U.S. holders will be as follows:
•
a U.S. holder generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of shares of TBHC Common Stock for shares of BBBY Common Stock pursuant to the Merger, except with respect to any cash received in lieu of fractional shares of BBBY Common Stock (as discussed below);

•
the aggregate tax basis of the shares of BBBY Common Stock received by a U.S. holder pursuant to the Merger (including any fractional share of BBBY Common Stock deemed received and exchanged for cash, as discussed below) will equal the aggregate adjusted tax basis of such U.S. holder’s shares of TBHC Common Stock exchanged for such BBBY Common Stock; and

•
a U.S. holder’s holding period in the BBBY Common Stock received in exchange for shares of TBHC Common Stock (including any fractional share of BBBY Common Stock deemed received and exchanged for cash, as discussed below) will include the holding period of the TBHC Common Stock exchanged for such BBBY Common Stock.

If a U.S. holder acquired different blocks of TBHC Common Stock at different times or at different prices, the BBBY Common Stock received in the Merger generally will be allocated pro rata to each block of TBHC Common Stock surrendered in the Merger and such U.S. holder’s basis and holding period of each block of BBBY Common Stock will be determined on a block-by-block basis by reference to the basis and holding period of the blocks of TBHC Common Stock exchanged for such BBBY Common Stock. Any such U.S. holder should consult its tax advisor regarding the tax bases and holding periods of the particular shares of BBBY Common Stock received in the Merger.
A U.S. holder who receives cash in lieu of fractional shares of BBBY Common Stock generally will be treated as having received such fractional share pursuant to the Merger and then as having sold such fractional share for cash. As a result, such U.S. holder generally will recognize gain or loss equal to the difference between the amount of cash received and the portion of the U.S. holder’s aggregate adjusted tax basis in its TBHC Common Stock surrendered that is allocated to such fractional share of BBBY Common Stock. Any gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder’s holding period in the fractional share of BBBY Common Stock deemed to be received exceeds one year as of the date of the Merger. Long term capital gains of certain non-corporate U.S. holders, including individuals, generally are eligible for preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitation.
The Merger Does Not Qualify as a Reorganization
If the Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder generally would recognize gain or loss on each share of TBHC Common Stock surrendered in the Merger. A U.S. holder generally would recognize gain in an amount equal to the difference between (i) the fair market value at the effective time of the Merger of the BBBY Common Stock received in the Merger (including any cash received in lieu of a fractional share of BBBY Common Stock) and (ii) the U.S. holder’s adjusted tax basis in the TBHC Common Stock surrendered in the Merger. Gain or loss must be calculated separately for each block of TBHC Common Stock exchanged by the U.S. holder if such blocks were acquired at different times or for different prices. Any gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder’s holding period in a particular block of TBHC Common Stock exceeds one year as of the date of the Merger. Long term capital gains of certain non-corporate U.S. holders, including individuals, generally are eligible for preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations.
A U.S. holder’s tax basis in the shares of BBBY Common Stock received in the Merger would be equal to the fair market value of such shares as of the effective time of the Merger, and such U.S. holder’s holding period in such shares would begin on the day following the date of the Merger.
Tax Consequences of the Merger to Non-U.S. Holders
In general, a non-U.S. holder that exchanges its shares of TBHC Common Stock for BBBY Common Stock in the Merger will be the same as those described above for a U.S. holder, except that a Non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on any gain recognized in connection with the Merger unless:
•
such gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the non-U.S. holder in the United States);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year in which the gain is recognized and certain other conditions are met; or
•
shares of TBHC Common Stock constitute a “United States real property interest” (“USRPI”) by reason of TBHC’s status as a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that such non-U.S. holder held shares of TBHC Common Stock.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as if such non-U.S. holder were a U.S. holder. A non-U.S. holder that is a corporation also may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year, subject to certain adjustments.
A non-U.S. holder described in the second bullet point above will be subject to U.S. federal income tax with respect to such gain at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), but may be offset by such non-U.S. holder’s U.S. source capital losses, if any, provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, TBHC does not believe it is, or during the period of time referred to in the preceding bullet has been, a USRPHC, and will deliver to BBBY in connection with the Merger a certificate stating that TBHC Common Stock is not a USRPI.
Non-U.S. holders should consult their tax advisors regarding such withholding and any available exemptions from or reduction with respect thereto, as well as the potential application of income tax treaties that may provide for different rules with respect gain recognized by a non-U.S. holder.
Information Reporting and Backup Withholding
Information returns may be required to be filed with the IRS in connection with the Merger. Further, the consideration payable to holders of shares of TBHC Common Stock in connection with the Merger (including any payments of cash in lieu of fractional shares of BBBY Common Stock) may be subject to deduction or withholding as required under applicable law.
A U.S. holder may be subject to backup withholding on any cash payments made pursuant to the Merger (including any payments of cash in lieu of fractional shares of BBBY Common Stock), unless the U.S. holder provides proof of an applicable exemption or a correct taxpayer identification number (generally, an IRS Form W-9) to the applicable withholding agent or otherwise establishes an exemption from the U.S. backup withholding rules. Certain U.S. holders, such as corporations, generally are not subject to backup withholding if the U.S. holders provide the appropriate documentation to establish an exemption.
Information reporting and backup withholding generally will not apply to payments to a non-U.S. holder if such non-U.S. holder certifies under penalties of perjury that it is not a United States person (generally by providing an IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8) or otherwise establishes an exemption. Non-U.S. holders should consult their own tax advisors to determine which IRS Form W-8 is appropriate.
Any amounts withheld under the U.S. backup withholding rules is not an additional tax. Any amounts withheld may be allowed as a refund or credit against such holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.
THIS SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. HOLDERS OF TBHC COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSIDERATIONS TO THEM OF THE MERGER IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS, INCLUDING UNDER ANY APPLICABLE TAX TREATY.

COMPARISON OF SHAREHOLDERS’ RIGHTS
TBHC is a Tennessee corporation and the rights of TBHC’s shareholders are governed by the TBCA and BBBY is a Delaware corporation and the rights of BBBY stockholders are governed by the DGCL. TBHC shareholders’ rights are also governed by the TBHC charter and bylaws. If the Merger is completed, the rights of TBHC shareholders who become BBBY stockholders will be governed by the BBBY charter and bylaws.
The following is a summary of the material differences between (1) the current rights of TBHC shareholders under the current TBHC charter and bylaws and (2) the current rights of BBBY stockholders under the BBBY articles of incorporation and bylaws. This summary does not purport to be a complete statement of all the differences, or a complete description of the specific provisions referred to. Further, the identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. BBBY stockholders and TBHC shareholders should carefully read the relevant provisions of the BBBY charter, the BBBY bylaws, the TBHC charter, the TBHC bylaws, the TBCA and the DGCL. Copies of the documents referred to in this summary may be obtained as described under “Where You Can Find More Information.”

BBBY	TBHC
Authorized and Outstanding Capital Stock
BBBY is authorized to issue 105,000,000 shares of stock, consisting of 100,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share.

As of the close of business on the record date, there were 68,886,751 shares of BBBY Common Stock and no shares of preferred stock issued and outstanding.

TBHC is authorized to issue 90,000,000 shares of stock, consisting of 80,000,000 shares of common stock, without par value, and 10,000,000 shares of preferred stock, without par value.

As of the close of business on the record date, there were 22,461,383 shares of TBHC Common Stock and no shares of preferred stock issued and outstanding.

Rights of Preferred Stock
BBBY is authorized to issue preferred stock in one or more series. The BBBY Board may fix by resolution or resolutions the designation, powers (which may include, without limitation, full, limited or no voting power), preferences, and rights of the shares and any qualifications, limitations or restrictions thereof, as may be permitted by the DGCL.

TBHC is authorized to issue preferred stock in one or more series. The TBHC Board may fix by resolution the number of shares of TBHC preferred stock and determine or alter for each series, such voting powers, full or limited, or no voting powers, the designations, preferences, and relative, participating, optional, or other rights, and the qualifications, limitations and restrictions thereof, as may be permitted by the TBCA.

Voting Rights
Each share of BBBY Common Stock entitles the holder to one vote on each matter properly submitted to the stockholders of BBBY for their vote.

Other than with respect to the election of directors, for all matters as to which no other voting requirement is specified by the DGCL, BBBY’s charter or bylaws, the affirmative vote required for stockholder action is that of a majority of the shares represented and voting.

Except as otherwise provided in the TBHC charter or TBHC bylaws, each share of TBHC Common Stock has all voting rights accorded to holders of TBHC Common Stock pursuant to the TBCA, at the rate of one vote per share.

Other than with respect to the election of directors, for all matters as to which no other voting requirement is specified by the TBCA, the TBHC charter or the TBHC bylaws, so long as a quorum is present, the affirmative vote required for shareholder action is that of a majority of votes cast.

Distributions and Dividends
The BBBY Board may declare and pay dividends upon the shares of BBBY capital stock. Dividends may be paid in cash, in property or in shares of stock. The	The TBHC Board may from time to time declare, and the corporation may pay dividends on its outstanding shares in the manner and upon the terms and conditions

BBBY	TBHC
BBBY Board may set apart any funds available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve, at its discretion. Such purposes shall include, but not be limited to, equalizing dividends, repairing or maintaining any property of BBBY, and meeting contingencies.
provided by the TBCA and the TBCA charter, which dividends may include or consist of stock dividends.

Quorum
The BBBY bylaws provide that the presence in person or by proxy of the holders of a majority of the shares entitled to vote thereat constitutes a quorum for the transaction of business at all meetings of stockholders.
The TBHC bylaws provide that a majority of the outstanding shares of TBHC entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders.

Record Date
The BBBY Board may fix a record date for purposes of, among other things, determining the rights of stockholders to notice of or to vote at such meeting. Such record date cannot be less than ten or more than 60 days preceding the date of any meeting of stockholders.

If no record date is fixed, the record date for determining BBBY stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the BBBY Board may fix a new record date for the adjourned meeting

For the purpose of determining TBHC shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, among other things, the TBHC Board may close the stock transfer book for a stated period not to exceed thirty days. If the stock transfer book shall be closed for the purpose of determining shareholders, such books shall be closed for at least 10 days immediately preceding such meeting.

In lieu of closing the stock transfer books, the TBHC Board may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than 70 days and not less than 10 days prior to the date on which the particular action requiring such determination of shareholders is to be taken.

If the stock transfer books are not closed and no record date is fixed, the date on which notice of the meeting is mailed or the date on which the resolution of the TBHC Board declaring a dividend is adopted, as applicable, shall be the record date for such determination of shareholders.

When a determination of shareholders entitled to vote at any meeting of shareholders has been made, such determination shall apply to any adjournment thereof.

Number of Directors
The BBBY bylaws provide that the authorized number of BBBY directors shall be established from time to time by resolution of the BBBY Board. There are currently seven BBBY directors.
The TBHC charter provides that the number of directors on the TBHC Board shall be between three and fifteen, as determined by a majority vote of the TBHC Board. There are currently five TBHC directors.

Election of Directors
Pursuant to the BBBY charter, directors are elected annually and hold office for a term that expires at the next annual meeting of stockholders (or until their respective successors shall have been elected and qualified or until their earlier death, resignation or removal).

Pursuant to the TBHC charter, all TBHC directors are elected annually, and at each annual meeting of shareholders, each director shall be elected for a term of office to expire at the next annual meeting of shareholders after such director’s election.

BBBY	TBHC
Pursuant to the BBBY bylaws, directors are elected at each annual meeting of stockholders by a plurality of the votes of the shares present in person or represented by proxy duly authorized at the meeting and entitled to vote generally on the election of directors.

Newly created directorships resulting from any increase in the authorized number of directors or any vacancies resulting from death, resignation, disqualification, removal or other causes are filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum, or by the sole remaining director.

TBHC directors shall be elected by the majority of the votes cast with respect to the director by the shares entitled to vote in the election at any meeting of the shareholders called for the purpose of the election of directors at which a quorum is present, provided that if as of a date that is ten (10) days in advance of the date TBHC files its definitive proxy statement with the SEC, the number of nominees exceeds the number of directors to be elected, TBHC directors shall be elected by a plurality of votes cast by the shares entitled to vote in the election.

Newly created directorships resulting from any increase in the authorized number of directors or any vacancies resulting from death, resignation, retirement, disqualification, removal or other causes may be filled only by a majority vote of TBHC directors then in office, though less than a quorum, and shall not be filled by TBHC shareholders, unless there are no directors remaining on the TBHC Board.

Removal of Directors
Any BBBY director or the entire BBBY Board may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding capital stock of BBBY entitled to vote in the election of directors.

No TBHC director may be removed at any time unless for cause. Upon finding of cause as determined by a majority of the TBHC Board (excluding the director which is the subject of removal), the director may be removed only upon the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of TBHC capital stock entitled to vote generally in the election of directors, voting for this purpose as a single class.

Director Nominations by Stockholders
The BBBY bylaws provide that stockholders who comply with the notice provisions set forth in the BBBY bylaws, are stockholders of record on the date of giving such notice and are entitled to vote at an annual meeting of stockholders may nominate a candidate to the BBBY Board for election at such meeting. These notice requirements generally require that, among other things, the stockholder deliver a notice of any such nomination containing specified information no less than 90 days and no more than 120 days prior to the anniversary of the date of the immediately preceding annual meeting of stockholders or, if later, the tenth (10th) day following the day on which public disclosure of the date of such special meeting was first made.

The TBHC bylaws provide that shareholders who comply with the notice provisions set forth in the TBHC bylaws, are shareholders of record on the date of giving such notice and are entitled to vote at an annual meeting of shareholders may nominate a candidate to the TBHC Board for election at such meeting.

These notice requirements generally require that, among other things, the stockholder deliver a notice of any such nomination containing specified information not later than the 60th day nor earlier than the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder must be so received not earlier than the 90th day prior to the annual meeting and not later than the later of the 60th day prior to the annual meeting or the 15th day following the day on which public announcement of the date of the meeting is first made.

BBBY	TBHC
Stockholder Proposals
Business may be properly brought before an annual meeting by any stockholder so long as he or she is a stockholder of record at the time of giving the written notice provided in the BBBY bylaws, is entitled to vote at the meeting and complies with the notice requirements set forth in the BBBY bylaws.

To be timely, a stockholder’s notice must generally be delivered to BBBY’s Secretary no less than 90 days and no more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made.

Business may be properly brought before an annual meeting by any shareholder so long as he or she is a shareholder of record at the time of giving the written notice provided in the TBHC bylaws, is entitled to vote at the meeting and complies with the notice requirements set forth in the TBHC bylaws.

To be timely, a shareholder’s notice must generally be delivered to TBHC’s Secretary not later than the 60th day nor earlier than the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder must be so received not earlier than the 90th day prior to the annual meeting and not later than the later of the 60th day prior to the annual meeting or the 15th day following the day on which public announcement of the date of the meeting is first made.

Stockholder Action by Written Consent
The BBBY charter prohibits stockholder action by written consent and requires that any action taken by BBBY stockholders be taken at an annual or special meeting of stockholders.
Any action required to be taken at a meeting of TBHC shareholders, or any other action which may be taken at a meeting of TBHC shareholders, may be taken without a meeting if all TBHC shareholders entitled to vote on the action consent to taking such action without a meeting.

Special Stockholder Meetings
A special meeting of BBBY stockholders may be called only by the BBBY Board, the chair of the BBBY Board, the chief executive officer of BBBY, or the president of BBBY, and not by stockholders or any other person. The only matters to be brought before a special meeting are those specified in the meeting notice (or any supplement thereto).

A special meeting of TBHC shareholders may be called only by the Chairman of the TBHC Board, the President of TBHC, or upon a resolution adopted by or affirmative vote of a majority of the TBHC Board, and not by TBHC shareholders. The only matters to be brought before a special meeting are those specified in the meeting notice.

Notice of Stockholder Meetings
Whenever BBBY stockholders are required or permitted to take any action at a meeting, they must be given notice that states the place, date and hour of the meeting, and, (i) in the case of a special meeting, the purpose or purposes for which the meeting is called, and (ii) in the case of the annual meeting, those matters which the BBBY Board intends to present for action by the stockholders. Notice must be given no less than ten and no more than 60 days before the date of the meeting.

Whenever TBHC shareholders are required or permitted to take any action at a meeting, they must be given notice that states the time, place and the objects for which such meetings are called. Notice must be given no less than ten days and no more than 2 months before the date of the meeting.

Adjournment of Stockholder Meetings
Any meeting of the BBBY stockholders may be adjourned from time to time by the chair of the meeting. When a meeting is adjourned to another time or place, if	Any meeting of TBHC shareholders may be adjourned by the chair of the meeting, or the holders of a majority of the shares present, in person or by proxy, by

BBBY	TBHC
any, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken, displayed during the time scheduled for the meeting, on the same electronic network used to enable stockholders to participate in the meeting by means of remote communications or set forth in a notice of meeting given in accordance with the BBBY bylaws. At any adjourned meeting, BBBY may transact any business which might have been transacted at the original meeting.
announcement to shareholders present in person at the meeting and no other notice of such place, date or time need be given.

Limitation of Personal Liability of Directors
The BBBY charter provides that no BBBY director will be personally liable to BBBY or its stockholders for monetary damages for breach of his or her fiduciary duty as a director to the fullest extent permitted by the DGCL.

The TBHC charter provides that TBHC directors shall have no liability to TBHC or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that the TBHC charter does not eliminate liability of a director for (i) any breach of the director’s duty of loyalty; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful distributions under the TBCA, or (iv) receiving any improper personal benefit.

Indemnification of Directors and Officers
The BBBY charter and bylaws provide that BBBY will indemnify its directors and officers who was or is a party or is made or is threatened to be made a party or is otherwise involved in proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the corporation, against all liability and loss suffered and expenses (including attorneys’ fees), judgments, fines or penalties and amounts paid in settlement) reasonably incurred by such person.

BBBY is also obligated, to the fullest extent not prohibited by applicable law, to pay the expenses (including attorneys’ fees) incurred by any officer or director of BBBY, and may pay the expenses incurred by any employee or agent of the corporation, in defending any proceeding in advance of its final disposition; provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the person being indemnified to repay all amounts advanced if it should be ultimately determined that such person is not entitled to be indemnified.

The TBHC charter provides that TBHC will indemnify any director or officer who is made a party to any proceeding because the individual is or was a director or officer against liability incurred in the proceeding if (i) the individual’s conduct was in good faith, and the individual reasonably believed, in the case of conduct in the individual’s official capacity with TBHC, that the individual’s conduct was in the best interest of TBHC, in all other cases, that the individual’s conduct was at least not opposed to the best interests of TBHC, and in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful; and (ii) the individual was wholly successful, on the merits or otherwise, in the defense of any proceedings to which the individual was a party because that individual is or was a director or officer of TBHC.

TBHC will not indemnify a director or officer in connection with a proceeding by or in the right of the corporation in which such individual was adjudged liable to TBHC or in connection with any other proceeding charging improper personal benefit to the individual, whether or not involving action in the individual’s official capacity, in which the individual was adjudged liable on the basis that personal benefit was improperly received by such individual.

TBHC will pay for or reimburse the reasonable expenses incurred by a director or officer who is a party to a

BBBY	TBHC

proceeding in advance of final disposition of the proceeding if the director or officer furnishes to TBHC a written affirmation of his good faith belief that he has met the required standard of conduct, the director or officer furnishes to TBHC a written undertaking, executed personally or on his behalf, to repay the advance if it is ultimately determined that he is not entitled to indemnification, and a determination is made that the facts then known to those making the determination would not preclude indemnification.

Rights Upon Liquidation
Upon the liquidation, dissolution or winding up of BBBY, after payment or provision for payment of the debts and other liabilities of BBBY and subject to the rights, if any, of the holders of any outstanding preferred stock or any class of stock having a preference over or the right to participate with the common stock with respect to the distribution of assets of BBBY upon such dissolution, liquidation or winding up of BBBY, the holders of BBBY Common Stock shall be entitled to receive the remaining assets of BBBY available for distribution to its stockholders ratably in proportion to the number of shares held by them.

Upon a liquidation and after payment to the holders of any outstanding shares of TBHC preferred stock, the remaining assets and funds of TBHC, if any, shall be distributed and paid over to the holders of TBHC Common Stock, pro rata according to their respective shares.

Amendments to Charter and Bylaws
BBBY reserves the right to amend, alter, change or repeal any provision contained in the BBBY charter, in accordance with the DGCL.

The BBBY bylaws may be altered, amended or repealed, in whole or in part, or new bylaws may be adopted, by the stockholders entitled to vote or by the BBBY Board. All such amendments must be approved by either the holders of sixty-six and two thirds percent (66-2/3%) of the voting power of outstanding BBBY capital stock entitled to vote at an election of directors or by a majority of the BBBY Board.

The TBCA provides that certain relatively technical amendments to a corporation’s charter may be adopted by the directors without shareholder action. Generally, the TBCA provides that a corporation’s charter may be amended by a majority of votes entitled to be cast on an amendment, subject to any condition the board of directors may place on its submission of the amendment to the shareholders.

The provisions in Sections 8, 9, 10, 11, 12 and 13 of the TBHC charter may not be repealed, altered, amended or rescinded in any respect nor may provisions be adopted inconsistent with such sections unless approved by the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of TBHC capital stock entitled to vote generally in the election of directors, voting for this purpose as a single class; except that such repeal, alteration, amendment, rescission or adoption may be made by the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of TBHC capital stock if first approved by a majority of the TBHC Board.

The TBHC Board may amend the TBHC bylaws by vote of a majority of the TBHC Board. The TBHC bylaws may be amended by TBHC shareholders only by affirmative vote of at least 80 % of the outstanding

BBBY	TBHC
shares of TBHC capital stock entitled to vote generally, considered for this purpose as one class.

Approval of Extraordinary Corporation Transactions
The DGCL requires an affirmative vote of at least a majority of the voting power of all outstanding shares of BBBY Common Stock to approve a Merger, consolidation or sales of substantially all assets of BBBY.

Under the TBCA, a sale or other disposition of all or substantially all of TBHC’s assets, a Merger of the corporation with and into another corporation, or a share exchange involving one or more classes or series of the corporation’s shares or a dissolution of the corporation must be approved by the TBHC Board (except in certain limited circumstances) plus, with certain exceptions, the affirmative vote of the holders of a majority of all shares of stock entitled to vote thereon.

Appraisal Rights
Under Delaware law, when a corporation participates in certain Merger or consolidations, a stockholder of the corporation may, in various circumstances, be entitled to the right of appraisal, by which the stockholder, after properly exercising such appraisal rights, will be entitled to receive in cash the “fair value” of the shares held by such stockholder as determined by the Delaware Court of Chancery, in lieu of the consideration that would otherwise be received as a result of the Merger. Under Delaware law, appraisal is not available with respect to shares that are listed on a national securities exchange or that are held by more than 2,000 stockholders of record. However, this “market out” exception to appraisal does not apply if the holders of such shares are required by the terms of the Merger to accept for such shares anything other than shares of the surviving corporation, shares of any other corporation that would satisfy the exception’s listing or liquidity standards, cash in lieu of fractional shares or any combination of the preceding forms of consideration.

The TBCA provides that a shareholder of a corporation is generally entitled to receive payment of the fair value of his or her stock if the shareholder dissents from transactions including a proposed Merger, share exchange or a sale of substantially all of the assets of the corporation. However, dissenters’ rights generally are not available to holders of shares, such as shares of TBHC Common Stock, which are registered on a national securities exchange or quoted on a national market security system.

Exclusive Forum
The BBBY bylaws provide that unless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim against the corporation or any director or officer or other employee of the corporation arising pursuant to any provision of the DGCL or the BBBY Certificate of Incorporation or the BBBY bylaws, or (iv) any action asserting a claim against the corporation or any director or officer or other employee of the corporation governed by the internal affairs doctrine shall be a state court located within the State of Delaware (or, if no state court
The TBHC bylaws do not contain an exclusive forum provision.

BBBY	TBHC
located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware), in all cases to the fullest extent permitted by applicable law.

Certain Takeover Statutes
Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in a business combination with an “interested stockholder” that acquires more than 15% but less than 85% of the corporation’s outstanding voting stock for three years following the time that person becomes an “interested stockholder” (generally defined as a holder who (a) together with its affiliates and associates, owns or (b) is an affiliate or associate of the corporation and, together with that person’s affiliates and associates, has owned at any time within the previous three years, at least 15% of the corporation’s outstanding shares), unless prior to the date the person becomes an interested stockholder, the corporation’s board of directors approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder or the business combination is approved by the corporation’s board of directors and by the affirmative vote of at least two-thirds of the corporation’s outstanding voting stock that is not owned by the interested stockholder at a meeting of stockholders (and not by written consent) or other specified exceptions are met.

Although the DGCL permits a Delaware corporation’s certificate of incorporation to provide for a greater vote for a Merger, consolidation or sale of substantially all the assets of a corporation than the vote described above, the BBBY charter does not require a greater vote.

The TBCA generally prohibits a “business combination” by TBHC with an “interested shareholder” within five years after the shareholder becomes an interested shareholder. TBHC can, however, enter into a business combination within that period if, before the interested shareholder became such, the TBHC Board approved the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five-year moratorium, the business combination with the interested shareholder can be consummated only if it satisfies certain fair price criteria or is approved by two-thirds of the other shareholders.

For purposes of the TBCA, a “business combination” includes Merger, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An “interested shareholder” is generally any person or entity that beneficially owns 10% or more of the voting power of any outstanding class or series of TBHC stock.

The Tennessee Control Share Acquisition Act generally provides that, except as stated below, “control shares” will not have any voting rights. Control shares are shares acquired by a person under certain circumstances which, when added to other shares owned, would give such person effective control over one-fifth, one-third or a majority of all voting power in the election of a Tennessee corporation’s directors. Shares acquired by such person that causes it to exceed each of these thresholds will be deemed to be control shares. However, voting rights will be restored to control shares by resolution approved by the affirmative vote of the holders of a majority of the corporation’s voting stock, other than shares held by the owner of the control shares. If voting rights are granted to control shares which give the holder a majority of all voting power in the election of the corporation’s directors, then the corporation’s other shareholders may require the corporation to redeem their shares at fair value.

The Tennessee Control Share Acquisition Act is not applicable to TBHC because the TBHC charter or TBHC bylaws do not contain a specific provision “opting in” to the Tennessee Control Share Acquisition Act.

The Tennessee Investor Protection Act provides that unless a Tennessee corporation’s board of directors has recommended a takeover offer to shareholders, no offeror beneficially owning 5% or more of any class of equity

BBBY	TBHC

securities of the offeree company, any of which was purchased within the preceding year, may make a takeover offer for any class of equity security of the offeree company if after completion the offeror would be a beneficial owner of more than 10% of any class of outstanding equity securities of TBHC unless the offeror, before making such purchase: (i) makes a public announcement of his or her intention with respect to changing or influencing the management or control of the offeree company; (ii) makes a full, fair and effective disclosure of such intention to the person from whom he or she intends to acquire such securities; and (iii) files with the Commissioner and the offeree company a statement signifying such intentions and containing such additional information as may be prescribed by the Commissioner.

The offeror must provide that any equity securities of an offeree company deposited or tendered pursuant to a takeover offer may be withdrawn by an offeree at any time within seven days from the date the offer has become effective following filing with the Commissioner and the offeree company and public announcement of the terms or after 60 days from the date the offer has become effective. If the takeover offer is for less than all the outstanding equity securities of any class, such an offer must also provide for acceptance of securities pro rata if the number of securities tendered is greater than the number the offeror has offered to accept and pay for. If such an offeror varies the terms of the takeover offer before its expiration date by increasing the consideration offered to offerees, the offeror must pay the increased consideration for all equity securities accepted, whether accepted before or after the variation in the terms of the offer.

The Tennessee Greenmail Act applies to a Tennessee corporation that has a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act. Under the Tennessee Greenmail Act, TBHC may not purchase any of its shares at a price above the market value of such shares from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by TBHC or TBHC makes an offer, of at least equal value per share, to all shareholders of such class.

DISSENTERS’ RIGHTS
Dissenters’ rights are statutory rights that, if applicable under law, enable shareholders to dissent from certain Merger or consolidations, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with such transaction. Under the TBCA, shareholders generally do not have dissenters’ rights if the shares of stock they hold are listed on a national securities exchange.
Because TBHC Common Stock is listed on Nasdaq, a national securities exchange, holders of TBHC Common Stock are not entitled to dissenters’ rights in connection with the Merger.

LEGAL MATTERS
The legality of the shares of BBBY Common Stock offered hereby will be passed upon for BBBY by Latham & Watkins LLP.

EXPERTS
BBBY
The consolidated financial statements of BBBY (formerly known as BYON) at December 31, 2024 and 2023, and for each of the years in the three-year period ended December 31, 2024, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2024 have been included (incorporated by reference) herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere (incorporated by reference) herein, and upon the authority of said firm as experts in accounting and auditing.
The financial statements of Medici Ventures, L.P. as of September 30, 2022 and for the year then ended, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, and are included in the Annual Report (Form 10-K) of Bed Bath & Beyond, Inc., for the year ended December 31, 2024, which is incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The financial statements of Medici Ventures, L.P. as of September 30, 2023 and for the year then ended, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, and are included in the Annual Report (Form 10-K) of Bed Bath & Beyond, Inc., for the year ended December 31, 2024, which is incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The financial statements of Medici Ventures, L.P. as of September 30, 2024 and for the year then ended, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, and are included in the Annual Report (Form 10-K) of Bed Bath & Beyond, Inc., for the year ended December 31, 2024, which is incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The financial statements of tZERO Group, Inc. as of December 31, 2023 and 2022 and for the years then ended have been incorporated by reference herein and in the registration statement in reliance upon the report of Baker Tilly US, LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
TBHC
The consolidated financial statements of Kirkland's, Inc. (now known as The Brand House Collective, Inc.) at February 1, 2025 and February 3, 2024, and for each of the three years in the period ended February 1, 2025, included in the proxy statement of The Brand House Collective, Inc., which is referred to and made a part of this prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about TBHC's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF BBBY
The following table sets forth, as of December 9, 2025, the number of shares of BBBY Common Stock beneficially owned by: (a) each person who is known to BBBY to beneficially own 5.0% or more of the outstanding shares of BBBY Common Stock; (b) each current director of the BBBY board of directors; (c) each named executive officer of BBBY; and (d) all current members of the BBBY board of directors and BBBY’s executive officers as a group. Unless otherwise noted in the footnotes to the table below, to BBBY’s knowledge, each beneficial owner has sole voting power and sole investment power, subject to community property laws for individuals that may apply to create shared voting and investment power. Unless indicated in the footnotes below, the address of each beneficial owner listed in the table below is c/o Bed Bath & Beyond, Inc., 433 W. Ascension Way, 3rd Floor, Murray, Utah 84123.
Except as otherwise noted in the table below, BBBY calculated the percentage of shares outstanding based on 68,863,142 shares of BBBY Common Stock outstanding on December 9, 2025. In accordance with SEC regulations, BBBY also includes (a) shares of BBBY Common Stock subject to options that are currently exercisable or will become exercisable within 60 days of December 9, 2025, and (b) shares of BBBY Common Stock issuable upon settlement of restricted and performance stock units that are vested, or will become vested within 60 days of December 9, 2025. Those shares of BBBY Common Stock are deemed to be outstanding and beneficially owned by the person holding such option or restricted stock unit for purposes of computing the percentage ownership of that person, but they are not treated as outstanding for purposes of computing the percentage ownership of any other person.

Name of Beneficial Owner (>5%)	Shares of BBBY Common Stock Owned(1)	Percentage of Total Outstanding Bed BBBY Common Stock (%)
5% Stockholders
Amplify Transformational Data Sharing ETF, a series of the Amplify ETF Trust(2)	4,496,275	6.5
BlackRock, Inc.(3)	4,123,240	6.0
The Vanguard Group(4)	3,732,108	5.4
Directors and Named Executive Officers
Marcus A. Lemonis	456,151	*
Joanna C. Burkey	15,544	*
Barclay F. Corbus	78,174	*
William B. Nettles, Jr.	22,874	*
Debra G. Perelman	5,301	*
Dr. Robert J. Shapiro	40,234	*
Joseph J. Tabacco, Jr.	158,715	*
David J. Nielsen(5)	—	—
Chandra R. Holt(5)	—	—
Adrianne B. Lee(6)	104,691	*
E. Glen Nickle(5)	—	—
Carlisha B. Robinson(5)	—	—
All Current Directors and Executive Officers as a Group (10 persons)(7)	896,598	*

*	Less than one percent
(1)
No director or named executive officer has any shares issuable under stock-based awards or convertible or exchangeable from any other type of equity within 60 days of December 9, 2025 except for Ms. Lee.

(2)
Amplify Transformational Data Sharing ETF, a series of the Amplify ETF Trust has sole voting and dispositive power over 4,496,275 shares. The information regarding these shares is based solely on a Schedule 13G/A filing made by Amplify Transformational Data Sharing ETF, a series of the Amplify ETF Trust on November 14, 2025. The principal business address of Amplify Transformational Data Sharing ETF, a series of the Amplify ETF Trust is 3333 Warrenville Road #350, Lisle, IL 60532.

(3)
BlackRock, Inc. has sole voting power over 4,025,167 shares and sole dispositive power over 4,123,240 shares. The information regarding these shares is based solely on a Schedule 13G/A filing made by BlackRock, Inc. on October 17, 2025. The principal business address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

(4)
The Vanguard Group has shared voting power over 342,440 shares, sole dispositive power over 3,368,994 shares and shared dispositive power over 363,114 shares. The information regarding these shares is based solely on a Schedule 13G/A filing made by The Vanguard Group on October 30, 2025. The principal business address for The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(5)	Mr. Nielsen, Ms. Holt, Mr. Nickle and Ms. Robinson were not with BBBY on December 9, 2025 and BBBY does not have access to current information regarding their share ownership.
(6)	The shares of Ms. Lee include 44,257 shares expected to be issuable under stock-based awards within 60 days of December 9, 2025.
(7)	Inclusive of 56,094 shares issuable under stock-based awards within 60 days of December 9, 2025.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF TBHC
The following table shows, as of December 9, 2025 (except as set forth below), the number of shares of Common Stock beneficially owned by:
•	each beneficial owner of more than five percent of TBHC Common Stock;
•	each of TBHC’s directors;
•	each of TBHC’s named executive officers; and
•	all of TBHC’s directors and executive officers as a group.
The determinations of “beneficial ownership” of the TBHC Common Stock are based upon responses to TBHC inquiries that cited Rule 13d-3 under the Exchange Act. Such rule provides that shares shall be deemed to be “beneficially owned” where a person has, either solely or in conjunction with others, the power to vote or to direct the voting of shares and/or the power to dispose, or to direct the disposition, of shares; or where a person has the right to acquire any such beneficial ownership within 60 days after the date of determination. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares listed as beneficially owned by them.
Unless otherwise noted, the address for each person listed is c/o The Brand House Collective, Inc., 5310 Maryland Way, Brentwood, Tennessee 37027. Applicable percentage ownership is based on 22,461,383 shares of TBHC Common Stock outstanding as of December 9, 2025.

	Shares of Common Stock Beneficially Owned
Name	Number	Percent
Amy E. Sullivan(1)	108,081	*
Steven C. Woodward(2)	200,000	*
Tamara R. Ward(3)	—	—
Eric L. Schwartzman(4)	—	—
Neely J. Tamminga(5)	—	—
W. Michael Madden(6)	—	—
Melody R. Jubert(7)	9,565	*
Bed Bath & Beyond, Inc.(8)	13,404,280	49.8
John H. Lewis(9)	1,266,520	5.6
All executive officers and directors as a group (13 persons)	319,143	1.4

*	Less than one percent (1%)
(1)
Includes vested options to purchase 56,436 shares of Common Stock held by Ms. Sullivan. On September 23, 2025, Ms. Sullivan was granted 250,000, RSUs that will vest in one-third increments on the anniversary of the grant date over a three year vesting period. Such RSUs will vest in full as of the Effective Time.

(2)	On September 23, 2025, Mr. Woodward was granted 23,463, RSUs that will vest on September 23, 2026. Such RSUs will vest in full as of the Effective Time.
(3)	On September 23, 2025, Ms. Ward was granted 23,463, RSUs that will vest on September 23, 2026. Such RSUs will vest in full as of the Effective Time.
(4)	On September 23, 2025, Mr. Schwartzman was granted 23,463, RSUs that will vest on September 23, 2026. Such RSUs will vest in full as of the Effective Time.
(5)	On September 23, 2025, Ms. Tamminga was granted 23,463, RSUs that will vest on September 23, 2026. Such RSUs will vest in full as of the Effective Time.
(6)	Mr. Madden resigned from his position with TBHC, effective as of July 21, 2025. Subsequent to his resignation, Mr. Madden voluntarily provided TBHC with the information required for the above table.
(7)
Includes vested options to purchase 6,286 shares of Common Stock held by Ms. Jubert. On September 23, 2025, Ms. Jubert was granted 50,000, RSUs that will vest in one-third increments on the anniversary of the grant date over a three year vesting period. Such RSUs will vest in full as of the Effective Time.

(8)
Includes 13,404,280 shares to which Bed Bath & Beyond, Inc. has sole voting and dispositive power. The share amount reported herein consists of 8,934,465 shares of TBHC Common Stock held by Bed Bath & Beyond, Inc. and 4,469,815 shares of Common Stock that Bed Bath & Beyond, Inc. has the right to acquire upon conversion of the Amended and Restated Term Loan Credit Agreement entered into on May 7, 2025. Obtained from Schedule 13D/A filed on September 17, 2025. The address for Bed Bath & Beyond, Inc. is 433 W. Ascension Way, Suite 300, Murray, Utah 84123.

(9)
Includes 111,231 shares to which John H. Lewis has sole voting and dispositive power and 1,155,289 shares to which Mr. Lewis has shared voting and dispositive power through Osmium Partners, LLC. Obtained from Schedule 13D/A filed on October 21, 2024. The address for John H. Lewis is Osmium Partners, LLC, 5 Ross Ave, San Anselmo, CA 94960.

SHAREHOLDER PROPOSALS
TBHC will hold an annual meeting of shareholders in 2026 (the “2026 Annual Meeting)” only if the Merger has not already been completed. Shareholders may nominate director candidates and make proposals to be considered at the 2026 Annual Meeting. In accordance with the TBHC bylaws, any shareholder nominations of one or more candidates for election as directors at the 2026 Annual Meeting or any other proposal for consideration at the 2026 Annual Meeting must be received by TBHC at the address set forth below, together with certain information specified in TBHC’s bylaws, between April 25, 2026 and May 25, 2026.
In addition to being able to present proposals for consideration at the 2026 Annual Meeting, shareholders may also be able to have their proposals included in TBHC’s proxy statement and form of proxy for the 2026 Annual Meeting. In order to have a shareholder proposal included in the proxy statement and form of proxy for the 2026 Annual Meeting, the proposal must be delivered to TBHC at the address set forth below no later than March 2, 2026, and the shareholder must otherwise comply with applicable SEC requirements and the TBHC bylaws. If the shareholder complies with these requirements for inclusion of a proposal in the TBHC proxy statement and form of proxy for the 2026 Annual Meeting, the shareholder need not comply with the notice requirements described in the preceding paragraph.
In addition to satisfying the foregoing requirements under the TBHC bylaws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than TBHC’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than May 25, 2026.
A copy of the full text of the TBHC bylaw provisions discussed above may be obtained by writing to the Corporate Secretary of TBHC, and all notices and nominations referred to above must be sent to the Corporate Secretary of TBHC, at the following address: The Brand House Collective, Inc., 5310 Maryland Way, Brentwood, Tennessee 37027, Attention: Corporate Secretary.

WHERE YOU CAN FIND MORE INFORMATION
BBBY and TBHC file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including both BBBY and TBHC, which you can access at www.sec.gov. In addition, you may obtain free copies of the documents BBBY and TBHC file with the SEC, including the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, by going to BBBY’s and TBHC’s websites at https://investors.beyond.com and www.kirklands.com, respectively. The websites of BBBY and TBHC are provided as inactive textual references only. The information contained on or accessible through the websites of BBBY and TBHC (other than the documents listed below that are incorporated by reference herein) does not constitute a part of this proxy statement/prospectus, and is not incorporated by reference herein.
Statements contained or incorporated by reference in this proxy statement/prospectus regarding the contents of any contract or other document are not necessarily complete, and each such statement is qualified in its entirety by reference to the full text of that contract or other document filed as an exhibit with the SEC. The SEC allows BBBY to “incorporate by reference” in this proxy statement/prospectus documents that BBBY files with the SEC, including certain information required to be included in the registration statement on Form S-4 of which this proxy statement/prospectus forms a part. This means that BBBY can disclose important information to you by referring you to those documents. The information incorporated by reference herein is considered to be a part of this proxy statement/prospectus, and later information that BBBY files with the SEC will update and supersede that information. BBBY incorporates by reference the following documents and any documents subsequently filed by it pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and before the date of TBHC special meeting (other than, in each case, those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules). The following documents may contain important information about BBBY’s businesses, financial performance or other matters:
•	BBBY’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 25, 2025;
•
BBBY’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2025, filed with the SEC on April 29, 2025, the quarter ended June 30, 2025, filed with the SEC on July 29, 2025 and the quarter ended September 30, 2025, filed with the SEC on October 27, 2025;

•
The information specifically incorporated by reference into BBBY’s Annual Report on Form 10-K for the year ended December 31, 2024 from BBBY’s definitive Proxy Statement on Schedule 14A, filed with the SEC on March 28, 2025;

•
BBBY’s Current Reports on Form 8-K filed with the SEC on January 31, 2025, February 3, 2025, February 5, 2025, February 24, 2025 (but only the first Current Report on Form 8-K filed on such date), March 10, 2025, March 17, 2025, May 12, 2025, May 21, 2025, August 22, 2025, September 22, 2025, September 23, 2025, October 8, 2025, November 14, 2025, November 25, 2025, December 2, 2025 and January 5, 2026 (except, in each case, for the information furnished under Items 2.02 or 7.01 and the exhibits furnished thereto).

•
The description of BBBY’s common stock contained in the Registration Statement on Form 8-A12B, filed with the SEC on October 25, 2023, and any amendment or report filed with the SEC for the purpose of updating such description.

If you are a BBBY stockholder, you may request a copy of this proxy statement/prospectus, any of the documents incorporated by reference in this proxy statement/prospectus or other information concerning BBBY, without charge, through the SEC’s website at www.sec.gov or by written or telephonic request to:
Bed Bath & Beyond, Inc.
433 W. Ascension Way, 3rd Floor
Murray, Utah 84123
Attn: Investor Relations
(801) 947-3100

If you are a TBHC shareholder, you may request a copy of this proxy statement/prospectus, any of the documents incorporated by reference to this proxy statement/prospectus or other information concerning TBHC, without charge, through the SEC’s website at www.sec.gov or by written or telephonic request to:
The Brand House Collective, Inc.
5310 Maryland Way
Brentwood, Tennessee 37207
(615) 872-4800

TRANSFER AGENT
The transfer agent for BBBY is Computershare Trust Company, N.A. The transfer agent for TBHC is Broadridge Corporate Issuer Solutions, Inc.

TRADEMARK NOTICE
This proxy statement/prospectus and the documents incorporated by reference herein include the trademarks, trade names and service marks of BBBY and its subsidiaries and TBHC and its subsidiaries, which are protected under applicable intellectual property laws and are the property of either BBBY or TBHC, as applicable.
This proxy statement/prospectus and the documents incorporated by reference herein also contain trademarks, trade names and service marks of other companies, which are the property of their respective owners.
Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus and the documents incorporated by reference herein may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that BBBY, TBHC or the applicable owner will not assert, to the fullest extent permitted under applicable law, its respective rights or the right of any applicable licensor to these trademarks, trade names and service marks.
Neither BBBY nor TBHC intend the use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of BBBY or TBHC by, these other parties.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

THE BRAND HOUSE COLLECTIVE, INC.

Audited Consolidated Financial Statements as of February 1, 2025 and February 3, 2024 and for the Three Fiscal Years in the Period Ended February 1, 2025
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm (PCAOB ID: 42)	F-2
Consolidated Balance Sheets	F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Shareholders’ (Deficit) Equity	F-6
Consolidated Statements of Cash Flows	F-7
Notes to Consolidated Financial Statements	F-8

Unaudited Condensed Consolidated Financial Statements as of November 1, 2025 and November 2, 2024, and for the Thirteen- and Thirty-Nine-Week Periods Ended November 1, 2025 and November 2, 2024
Unaudited Condensed Consolidated Balance Sheets	F-27
Unaudited Condensed Consolidated Statements of Operations	F-28
Unaudited Condensed Consolidated Statements of Shareholders’ (Deficit) Equity	F-29
Unaudited Condensed Consolidated Statements of Cash Flows	F-30
Notes to Unaudited Condensed Consolidated Financial Statements	F-31

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Kirkland’s, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Kirkland’s, Inc. (the Company) as of February 1, 2025 and February 3, 2024, the related consolidated statements of operations, shareholders’ (deficit) equity and cash flows for each of the three fiscal years in the period ended February 1, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at February 1, 2025 and February 3, 2024, and the results of its operations and its cash flows for each of the three fiscal years in the period ended February 1, 2025, in conformity with U.S. generally accepted accounting principles.
The Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Estimate of Self-Insurance Reserves
Description of the Matter
At February 1, 2025, the Company’s reserves for self-insurance risks was $4.2 million, net of estimated stop-loss insurance receivables. As discussed in Note 1 of the consolidated financial statements, the Company retains a significant portion of risk for loss exposure for claims. Accordingly, provisions are recorded based upon periodic estimates of such losses, as determined by management. The future cost for the claims exposure is estimated using actuarial methods that consider assumptions for a number of factors including, but not limited to, historical claims experience and loss development factors.

Auditing management’s estimate of certain self-insurance reserves was complex and judgmental due to the significant assumptions and judgments required by management to project the exposure for incurred claims that remain unresolved, including those which have been incurred but not yet reported to the Company.

How We Addressed the Matter in Our Audit
To test the Company’s estimate of certain self-insurance reserves, we performed audit procedures that included, among others, assessing the actuarial valuation methodologies utilized by management, testing the significant assumptions described above, testing the related underlying data used by the Company in its evaluation for completeness and accuracy, and testing the mathematical accuracy of the calculations. Our audit procedures also included, among others, comparing the significant assumptions used by management to industry accepted actuarial assumptions and reassessing the accuracy of management’s historical estimates utilized in prior period evaluations. We involved our actuarial valuation specialists to assist in assessing the valuation methodologies and significant assumptions noted above and to develop an independent range of estimates for certain self-insurance reserves which we then compared to management’s estimates.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2006.
Nashville, Tennessee
May 2, 2025

KIRKLAND’S, INC.
CONSOLIDATED BALANCE SHEETS

	February 1, 2025	February 3, 2024
	(In thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$3,820	$3,805
Inventories, net	81,899	74,090
Prepaid expenses and other current assets	5,585	7,614
Total current assets	91,304	85,509
Property and equipment:
Equipment	18,905	19,144
Furniture and fixtures	61,354	63,823
Leasehold improvements	97,635	100,393
Computer software and hardware	78,847	78,580
Projects in progress	287	647
Property and equipment, gross	257,028	262,587
Accumulated depreciation	(234,966)	(232,882)
Property and equipment, net	22,062	29,705
Operating lease right-of-use assets	121,229	126,725
Other assets	7,593	8,634
Total assets	$242,188	$250,573
LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$43,935	$46,010
Accrued expenses and other liabilities	20,183	23,163
Operating lease liabilities	39,355	40,018
Current debt, net	49,199	—
Total current liabilities	152,672	109,191
Operating lease liabilities	95,085	99,772
Long-term debt, net	10,003	34,000
Other liabilities	3,445	4,486
Total liabilities	261,205	247,449
Commitments and contingencies (Note 10)	—	—
Shareholders’ (deficit) equity:
Preferred stock, no par value, 10,000,000 shares authorized; no shares issued or outstanding at February 1, 2025, and February 3, 2024	—	—
Common stock, no par value, 100,000,000 shares authorized; 13,117,942 and 12,926,022 shares issued and outstanding at February 1, 2025, and February 3, 2024, respectively	177,543	176,552
Accumulated deficit	(196,560)	(173,428)
Total shareholders’ (deficit) equity	(19,017)	3,124
Total liabilities and shareholders’ (deficit) equity	$242,188	$250,573

The accompanying notes are an integral part of these consolidated financial statements.

KIRKLAND’S, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	52 Weeks Ended February 1, 2025	53 Weeks Ended February 3, 2024	52 Weeks Ended January 28, 2023
	(In thousands, except per share data)
Net sales	$441,360	$468,690	$498,825
Cost of sales	319,354	341,700	379,036
Gross profit	122,006	126,990	119,789
Operating expenses:
Compensation and benefits	77,722	82,152	85,231
Other operating expenses	54,699	62,863	69,183
Depreciation (exclusive of depreciation included in cost of sales)	3,509	4,522	6,055
Asset impairment	109	1,867	2,071
Total operating expenses	136,039	151,404	162,540
Operating loss	(14,033)	(24,414)	(42,751)
Interest expense	5,949	3,317	1,735
Loss on extinguishment of debt	3,338	—	—
Other income	(504)	(499)	(335)
Loss before income taxes	(22,816)	(27,232)	(44,151)
Income tax expense	316	519	543
Net loss	$(23,132)	$(27,751)	$(44,694)
Loss per share:
Basic	$(1.77)	$(2.16)	$(3.52)
Diluted	$(1.77)	$(2.16)	$(3.52)
Weighted average shares outstanding:
Basic	13,068	12,871	12,703
Diluted	13,068	12,871	12,703

The accompanying notes are an integral part of these consolidated financial statements.

KIRKLAND’S, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY

	Common Stock		Accumulated Deficit	Total Shareholders’ (Deficit) Equity
	Shares	Amount
	(In thousands, except share data)
Balance at January 29, 2022	12,631,347	$175,856	$(94,730)	$81,126
Exercise of stock options	2,705	16	—	16
Restricted stock issued	826,423	—	—	—
Net share settlement of stock options and restricted stock units	(226,141)	(2,383)	—	(2,383)
Stock-based compensation expense	—	1,961	—	1,961
Repurchase and retirement of common stock	(479,966)	—	(6,253)	(6,253)
Net loss	—	—	(44,694)	(44,694)
Balance at January 28, 2023	12,754,368	175,450	(145,677)	29,773
Restricted stock issued	202,967	—	—	—
Net share settlement of restricted stock units	(31,313)	(84)	—	(84)
Stock-based compensation expense	—	1,186	—	1,186
Net loss	—	—	(27,751)	(27,751)
Balance at February 3, 2024	12,926,022	176,552	(173,428)	3,124
Restricted stock issued	215,591	—	—	—
Net share settlement of restricted stock units	(23,671)	(51)	—	(51)
Stock-based compensation expense	—	1,042	—	1,042
Net loss	—	—	(23,132)	(23,132)
Balance at February 1, 2025	13,117,942	$177,543	$(196,560)	$(19,017)

The accompanying notes are an integral part of these consolidated financial statements.

KIRKLAND’S, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	52 Weeks Ended February 1, 2025	53 Weeks Ended February 3, 2024	52 Weeks Ended January 28, 2023
	(In thousands)
Cash flows from operating activities:
Net loss	$(23,132)	$(27,751)	$(44,694)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	9,745	11,980	16,522
Amortization of debt issuance costs and original issue discount costs	898	124	91
Asset impairment	109	1,867	2,071
Loss on disposal of property and equipment	17	9	185
Stock-based compensation expense	1,042	1,186	1,961
Loss on extinguishment of debt	3,338	—	—
Changes in assets and liabilities:
Inventories, net	(7,809)	9,981	29,958
Prepaid expenses and other current assets	2,018	(2,525)	5,448
Accounts payable	(1,886)	2,186	(18,192)
Accrued expenses and other liabilities	(2,500)	(3,146)	(4,742)
Operating lease assets and liabilities	100	(8,585)	(6,269)
Other assets and liabilities	(1,191)	198	(490)
Net cash used in operating activities	(19,251)	(14,476)	(18,151)
Cash flows from investing activities:
Proceeds from sale of property and equipment	38	148	59
Capital expenditures	(2,390)	(4,779)	(8,120)
Net cash used in investing activities	(2,352)	(4,631)	(8,061)
Cash flows from financing activities:
Borrowings on revolving line of credit	45,100	64,000	60,000
Repayments on revolving line of credit	(36,100)	(45,000)	(45,000)
Borrowings on FILO term loan	10,000	—	—
Repayments on FILO term loan	(10,000)	—	—
Payment of prepayment penalties on extinguishment of debt	(2,638)	—	—
Proceeds from Beyond transaction	17,000	—	—
Payments of debt and equity issuance costs	(1,693)	(1,175)	—
Cash used in net share settlement of stock options and restricted stock units	(51)	(84)	(2,383)
Proceeds received from employee stock option exercises	—	—	16
Repurchase and retirement of common stock	—	—	(6,253)
Net cash provided by financing activities	21,618	17,741	6,380
Cash and cash equivalents:
Net increase (decrease)	15	(1,366)	(19,832)
Beginning of the year	3,805	5,171	25,003
End of the year	$3,820	$3,805	$5,171
Supplemental cash flow information:
Interest paid	$4,795	$3,290	$1,413
Income taxes paid	335	561	2,070
Supplemental schedule of non-cash activities:
Non-cash accruals for purchases of property and equipment	$369	$504	$699
Non-cash accruals for debt issuance costs	534	1,180	—
Increase in operating lease liabilities from new or modified leases	29,289	28,563	47,203

The accompanying notes are an integral part of these consolidated financial statements.

KIRKLAND’S, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1 — Description of Business and Significant Accounting Policies
Nature of business — Kirkland’s is a specialty retailer of home décor and furnishings in the United States operating 317 stores in 35 states as of February 1, 2025, as well as an e-commerce website, www.kirklands.com, under the Kirkland’s Home brand.
Principles of consolidation — The consolidated financial statements of the Company include the accounts of Kirkland’s, Inc. and its wholly-owned subsidiaries Kirkland’s Stores, Inc., Kirkland’s DC, Inc. and Kirkland’s Texas, LLC. Significant intercompany accounts and transactions have been eliminated.
Use of estimates — The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from the estimates and assumptions used.
Changes in estimates are recognized in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could materially differ from amounts estimated include, but are not limited to, impairment assessments on long-lived assets, inventory reserves, self-insurance reserves and deferred tax asset valuation allowances.
Fiscal year — The Company’s fiscal year is comprised of the 52 or 53-week period ending on the Saturday closest to January 31. Accordingly, fiscal 2024, 2023 and 2022 represented the 52 weeks ended on February 1, 2025, the 53 weeks ended on February 3, 2024 and the 52 weeks ended on January 28, 2023, respectively.
Reclassifications — Certain amounts in the Company’s footnotes have been reclassified to conform to the current period presentation.
Strategic partnership with Beyond — The Company entered into a strategic partnership with Beyond on October 21, 2024, with the purpose of enabling cohesive collaboration between the companies, leveraging the strengths of each business to drive sustainable profitable growth and value for all stakeholders. As part of this partnership with Beyond, the companies entered into the Beyond Credit Agreement, Beyond Subscription Agreement, Collaboration Agreement and Trademark License Agreement. Proceeds of $17 million from the Beyond Credit Agreement, in the form of an $8.5 million Non-Convertible Term Loan and an $8.5 million Convertible Term Loan were used by Kirkland’s to repay its existing FILO Term Loan, including prepayment fees and transaction expenses, and to reduce borrowings under Kirkland’s existing revolving credit facility. Under the Trademark License Agreement, we have the exclusive license to operate small format, neighborhood brick-and-mortar stores and “Shops-within-a-Shop” locations under licensed Beyond-owned trademarks, which include Bed Bath & Beyond, Buy Buy Baby and Overstock, and we may sell Bed Bath & Beyond branded merchandise in existing Kirkland’s Home stores.
The $8 million equity purchase under the Beyond Subscription Agreement and the mandatory conversion of the Convertible Term Loan with accrued interest were both approved by Kirkland’s shareholders at the Company’s Special Meeting of Shareholders on February 5, 2025 in accordance with Nasdaq Listing Rules resulting in the issuance of 8,934,465 shares of Common Stock to Beyond, which completed the transaction. For further discussion on the agreements with Beyond, refer to “Note 4 — Fair Value Measurements”, “Note 5 — Long-Term Debt” and “Note 6 — Subscription Agreements”.
Collaboration Agreement fees — Under the terms of the Collaboration Agreement, the Company gave Beyond the right to receive a percentage of future revenues generated by Kirkland’s over the life of the Collaboration Agreement. The sale of a percentage of Kirkland’s future revenue to Beyond has been accounted for as debt financing, as the Company has significant continuing involvement in the generation of the related cash flows. As a result, the Company recorded a portion of the $17 million Beyond Credit Agreement proceeds from these fees as debt, which will be accreted in interest expense using the effective interest rate method over the life of the arrangement. The debt was initially recorded at its fair value, net of allocated discount and deferred costs.
The liability and the related interest expense for these fees are based on the Company’s current estimates of future payments expected to be made over the life of the Collaboration Agreement. The Company will periodically assess the expected payments using internal projections. To the extent our future estimates of payments are greater or less than previous estimates, the Company will prospectively recognize related non-cash interest expense. For further discussion refer to “Note 4 — Fair Value Measurements” and “Note 5 — Long-Term Debt”.
Trademark License Agreement — The Trademark License Agreement with Beyond grants Kirkland’s the exclusive license to operate small format, neighborhood brick-and-mortar retail stores and “Shops-within-a-Shop” locations under licensed Beyond-owned trademarks. Kirkland’s will pay royalty fees as a percentage of net store sales generated under the Bed Bath & Beyond, Buy Buy Baby or Overstock banners during the term of the Collaboration Agreement with that rate increasing as a percentage of net sales after the Collaboration Agreement has terminated, if the locations are still operating. There is also a fixed guaranteed minimum royalty fee during the term of the Collaboration Agreement that takes effect after the opening of the first Bed Bath & Beyond retail store. There were no royalty fees during fiscal year 2024.
Going concern assessment and management’s plans — The Company’s revenues, results of operations and cash flows have been materially adversely impacted by strategic and macroeconomic factors during the last several fiscal years. The persistently challenging home furnishings retail environment, including reduced consumer spending in the category and increased price sensitivity, has significantly impacted the Company’s performance and liquidity levels. Operating loss and negative cash flows from operations continue to reduce the Company’s liquidity levels. For fiscal year 2024, the Company reported a net loss of $23.1 million and net cash used in operating activities of $19.3 million compared to a net loss of $27.8 million and net cash used in operating activities of $14.5 million in the prior year period. Further, as of May 2, 2025, the Company had approximately $29,000 available for borrowing, after the minimum required excess availability covenant under the revolving credit facility; however, the Company is currently in active discussions to finalize a commitment for an additional $5.0 million from Beyond as an expansion of the existing Beyond Credit Agreement.
When conditions and events, in the aggregate, raise substantial doubt about an entity’s ability to continue as a going concern, management evaluates the mitigating effect of its plans to determine if it is probable that the plans will be effectively implemented within the assessment period and, when implemented, will mitigate the relevant conditions and events to alleviate substantial doubt. The Company’s plans are focused on improving its operating results and liquidity through sales growth, cost reductions and additional financing. Throughout fiscal 2024, the Company implemented expense reductions to streamline its cost structure and improve its liquidity profile. The Company believes these actions are necessary as part of improving its profitability and liquidity trajectory, while minimizing any disruption to the Company’s focus on its strategic initiatives and the overall customer experience. The cost-savings initiatives included a reduction in corporate overhead, store payroll, marketing and third-party technology expenses. In addition, through the strategic partnership with Beyond, the Company received proceeds of $17 million from the Beyond Credit Agreement, which were used by the Company to repay the outstanding balance on the FILO Term Loan, to pay prepayment fees and transaction expenses, and to reduce borrowings under its existing revolving credit facility. The $8 million equity purchase under the Beyond Subscription Agreement and the mandatory conversion of the Convertible Term Loan were both approved at the Special Shareholders Meeting on February 5, 2025.
The Company’s going concern assessment includes the preparation of cash flow forecasts considering the completed financing transactions, annualized savings from the cost-savings initiatives and the impact on profitability and cash flow from operations related to both the current elevated tariffs, especially the 145% tariff rate on Chinese goods, and the likelihood of challenging macroeconomic conditions that further constrain consumer demand, and these factors collectively suggest insufficient liquidity in the near-term. The Company is currently in active discussions to finalize a commitment for an additional $5.0 million from Beyond as an expansion of the existing Beyond Credit Agreement, but as the transaction has not yet been finalized, it cannot be considered as part of the going concern assessment and by itself is insufficient to support near-term liquidity needs given the current tariff policy. Due to these uncertainties and the consequences they may have on the projected cash flow in the near-term, there is substantial doubt about the Company’s ability to continue as a going concern for a period of at least 12 months from the date of issuance of the consolidated financial statements.
As of February 1, 2025, the Company was in compliance with the financial covenants in the revolving credit facility and the Beyond Credit Agreement. However, the Company’s conclusion that substantial doubt exists about its ability to continue as a going concern requires an explanatory paragraph in the report of the independent registered public accounting firm on the Company’s accompanying financial statements for the fiscal year ended February 1, 2025, which results in a violation of affirmative covenants under the revolving credit facility and the Beyond Credit Agreement. If the Company is unable to obtain a waiver from its lenders, the lenders could instruct the administrative agent under such credit facilities to exercise available remedies including, declaring the principal of and accrued interest on all outstanding indebtedness immediately due and payable and terminating all remaining commitments and obligations under the credit facilities. Although the lenders under the credit facilities may waive the defaults or forebear the exercise of remedies, the lenders are not obligated to do so. The Company is currently seeking waivers under both facilities. No assurances can be given as to when or if the Company will succeed in obtaining the waivers. As such, the Company has classified the outstanding borrowings under these agreements as current on the consolidated balance sheet as of February 1, 2025, except for the Convertible Term Loan that converted to equity on February 5, 2025.
The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the accompanying consolidated financial statements do not include any adjustments or charges that might be necessary should the Company be unable to continue as a going concern, such as charges related to impairment of the Company’s assets, the recoverability and classification of assets or the amounts and classification of liabilities or other similar adjustments.
Cash and cash equivalents — The Company classifies highly liquid investments with initial maturities of three months or less, as cash and cash equivalents. Cash and cash equivalents consist of cash on deposit in banks and payments due from banks for customer credit cards, as they generally settle within 24-48 hours.
Inventory — The Company’s inventory is stated at the lower of cost or net realizable value, net of reserves and allowances, with cost determined using the average cost method, with average cost approximating current cost. Inventory cost consists of the direct cost of merchandise including freight. The carrying value of our inventory is affected by reserves for shrinkage, damages and obsolescence.
The Company incurs various types of warehousing, transportation and delivery costs in connection with inventory purchases and distribution. Such costs are included as a component of the overall cost of inventories and recognized as a component of cost of sales as the related inventory is sold. As of February 1, 2025 and February 3, 2024, there were $5.6 million and $5.7 million, respectively, of distribution center costs included in inventory on the consolidated balance sheets.
The Company estimates as a percentage of sales the amount of inventory shrinkage that has occurred between the most recently completed physical inventory count and the end of the financial reporting period based upon historical physical inventory count results. The Company adjusts these estimates based on changes, if any, in the trends yielded by its physical inventory counts, which occur during the fiscal year. The reserve for estimated inventory shrinkage was $1.6 million and $2.1 million as of February 1, 2025 and February 3, 2024, respectively.
The Company estimates a reserve for unknown damaged inventory based on historical damage data. Management adjusts these estimates based on any changes in actual damage results. The reserve for estimated damaged inventory was approximately $711,000 and $775,000 as of February 1, 2025 and February 3, 2024, respectively.
The Company also evaluates the cost of inventory by category and class of merchandise in relation to the estimated sales price. This evaluation is performed to ensure that inventory is not carried at a value in excess of the amount expected to be realized upon the sale of the merchandise. As of February 1, 2025 and February 3, 2024, the reserve for excess and obsolescence was approximately $829,000 and $929,000, respectively.
The Company receives various payments and allowances from vendors, including rebates and other credits. The amounts received are subject to the terms of vendor agreements, which generally do not state an expiration date, but are subject to ongoing negotiations that may be impacted in the future based on changes in market conditions and changes in the profitability, quality or sell-through of the related merchandise. For all such vendor allowances, the Company records the vendor funds as a reduction of inventories. As the related inventory is sold, such allowances and credits are recognized as a reduction to cost of sales.
Prepaid expenses and other current assets — The Company recognizes assets for expenses paid but not yet incurred, as well as other items such as miscellaneous receivables. As of February 1, 2025 and February 3, 2024, prepaid expenses and other current assets on the consolidated balance sheets included receivables of approximately $2.0 million and $2.6 million, respectively.
Property and equipment — Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the respective assets. Furniture, fixtures and equipment are generally depreciated over five years. Leasehold improvements are amortized over the shorter of the useful life of the asset or the expected lease term, typically ranging from five to 10 years. Maintenance and repairs are expensed as incurred, and improvements are capitalized. Gains or losses on the disposition of fixed assets are recorded upon disposal of the related asset.
Cost of internal use software — The Company capitalizes the cost of computer software developed or obtained for internal use. Capitalized computer software costs consist primarily of payroll-related and consulting costs incurred during the application development stage. The Company expenses costs related to preliminary project assessments, research and development, re-engineering, training and application maintenance as they are incurred. Capitalized software costs are amortized on a straight-line basis over an estimated life of three to 10 years. For fiscal years 2024, 2023 and 2022, the Company recorded approximately $3.8 million, $4.8 million and $6.4 million, respectively, for depreciation of capitalized software. The net book value of these assets totaled $7.9 million and $11.3 million at the end of fiscal years 2024 and 2023, respectively. Property and equipment included capitalized computer software currently under development of approximately $37,000 and $49,000 as of February 1, 2025 and February 3, 2024, respectively.
Asset retirement obligations — The Company recognizes a liability for the fair value of required asset retirement obligations (“ARO”) when such obligations are incurred. The Company’s AROs are primarily associated with leasehold improvements, which, at the end of a lease, the Company is contractually obligated to remove in order to comply with the lease agreement. At the inception of a lease with such conditions, the Company records an ARO liability and a corresponding capital asset in an amount equal to the estimated fair value of the obligation. The liability is estimated based on various assumptions requiring management’s judgment and is accreted to its projected future value over time. The capitalized asset is depreciated using the convention for depreciation of leasehold improvement assets. Upon satisfaction of the ARO conditions, any difference between the recorded ARO liability and the actual retirement costs incurred is recognized as an operating gain or loss in the consolidated statements of operations. As of February 1, 2025 and February 3, 2024, the liability for asset retirement obligations was approximately $640,000 and $663,000, respectively, and the asset was approximately $72,000 and $86,000, respectively.
Leases — Operating lease assets and liabilities are recognized at the lease commencement date. Operating lease liabilities represent the present value of future lease payments. Operating lease assets represent the Company’s right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, lease incentives, and impairment, if any, of operating lease assets. To determine the present value of lease payments not yet paid at lease commencement or modification, the Company uses the collateralized incremental borrowing rate corresponding to the reasonably certain lease term. The Company estimates its collateralized incremental borrowing rate based upon a synthetic credit rating and yield curve analysis. See “Note 7 — Leases” for further discussion.
Impairment of long-lived assets — The Company evaluates the recoverability of the carrying amounts of long-lived assets, including lease right-of-use assets, when events or changes in circumstances dictate that their carrying values may not be recoverable. This review includes the evaluation of individual underperforming retail stores and assessing the recoverability of the carrying value of the assets related to the stores. Future cash flows are projected for the remaining lease life. If the estimated future cash flows are less than the carrying value of the assets, the Company records an impairment charge equal to the difference between the asset group’s fair value and carrying value. The fair value is estimated using a discounted cash flow approach considering such factors as future sales levels, gross margins, changes in rent and other expenses as well as the overall operating environment specific to that store. The amount of the impairment charge is allocated proportionately to all assets in the asset group, with no asset written down below its individual fair value. The Company estimates the individual fair value of long-lived fixed assets based on orderly liquidation value and the individual fair value of lease right-of-use assets based on market participant rents. See “Note 11 — Impairment” for further discussion.
Insurance reserves — Workers’ compensation, general liability and employee medical insurance programs are predominately self-insured. It is the Company’s policy to record a self-insurance liability using estimates of claims incurred but not yet reported or paid, based on historical claims experience and actuarial methods. Actual results can vary from estimates for many reasons, including, changes in our assumptions about health care costs, the severity of accidents, the average size of claims and other factors. The Company monitors its claims experience in light of these factors and revises its estimates of insurance reserves accordingly. The level of insurance reserves may increase or decrease as a result of these changing circumstances or trends. As of February 1, 2025 and February 3, 2024, the Company’s self-insurance reserve estimates, net of estimated stop-loss insurance receivables, related to workers’

compensation and general liability were $3.8 million and $4.2 million, respectively. As of February 1, 2025 and February 3, 2024, the Company’s self-insurance reserve estimates, net of estimated stop-loss insurance receivables, related to employee medical insurance were approximately $392,000 and $456,000, respectively.
Net sales — The Company recognizes revenue at the time of sale of merchandise to customers in its stores. E-commerce revenue is recorded at the estimated time of delivery to the customer. Net sales includes the sale of merchandise, net of returns, shipping revenue, gift card breakage revenue and revenue earned from our private label credit card program and excludes sales taxes.
Sales returns reserve — The Company reduces net sales and estimates a liability for sales returns based on historical return trends, and the Company believes that its estimate for sales returns is an accurate reflection of future returns associated with past sales. However, as with any estimate, return activity may vary from estimated amounts. The Company had a liability of approximately $1.0 million and $1.5 million reserved for sales returns at February 1, 2025 and February 3, 2024, respectively, included in accrued expenses and other liabilities on the consolidated balance sheets. The related sales return reserve products recovery asset included in prepaid expenses and other current assets on the consolidated balance sheets was approximately $517,000 and $710,000 at February 1, 2025 and February 3, 2024, respectively.
Deferred e-commerce revenue — E-commerce revenue is deferred until the customer takes possession of the merchandise and the sale is complete, as the Company receives payment before completion of its customer obligations. Deferred revenue related to e-commerce orders that have been shipped but not estimated to be received by customers included in accrued expenses and other liabilities on the consolidated balance sheets was approximately $607,000 and $750,000 at February 1, 2025 and February 3, 2024, respectively. The related contract assets, reflected in inventory on the consolidated balance sheets, totaled approximately $330,000 and $387,000 at February 1, 2025 and February 3, 2024, respectively. E-commerce shipping expenses are accounted for as fulfillment costs and are included in the consolidated statements of operations as a component of cost of sales.
Gift cards — Gift card sales are recognized as revenue when tendered for payment. While the Company honors all gift cards presented for payment, the Company determines the likelihood of redemption to be remote for certain gift card balances due to long periods of inactivity. The Company uses the redemption recognition method to account for breakage for unused gift card amounts where breakage is recognized as gift cards are redeemed for the purchase of goods based upon a historical breakage rate. In these circumstances, to the extent the Company determines there is no requirement for remitting unredeemed card balances to government agencies under unclaimed property laws, such amounts are recognized in the consolidated statements of operations as a component of net sales.
The table below sets forth selected gift card liability information (in thousands) for the periods indicated:

	February 1, 2025	February 3, 2024	January 28, 2023
Gift card liability, net of estimated breakage (included in accrued expenses and other liabilities)	$10,673	$12,008	$14,077

The table below sets forth selected gift card breakage and redemption information (in thousands) for the periods indicated:

	52 Weeks Ended February 1, 2025	53 Weeks Ended February 3, 2024	52 Weeks Ended January 28, 2023
Gift card breakage revenue (included in net sales)	$1,120	$2,195	$1,419
Gift card redemptions recognized in the current period related to amounts included in the gift card contract liability balance as of the prior period	3,962	4,800	5,321

Customer loyalty program — The Company has established a loyalty program called the K-club, whereby members receive access to coupons, birthday rewards, monthly sweepstakes, sneak peeks, exclusive deals and more. The Company’s loyalty program offers points to members on qualifying purchases that are converted into certificates that may be redeemed on future purchases. This customer option is a material right and, accordingly, represents a separate performance obligation to the customer. The allocated consideration for the points earned by loyalty program members is deferred based on the standalone selling price of the points and recorded within accrued expenses and other liabilities on the consolidated balance sheet. The measurement of standalone selling prices takes into consideration the estimated points that will be converted to certificates and certificates that are expected to be redeemed, based on historical redemption patterns. This measurement is applied to the Company’s portfolio of performance obligations for points earned, as all obligations have similar economic characteristics. The Company believes the impact to its consolidated financial statements would not be materially different if this measurement was applied to each individual performance obligation. Revenue is recognized for these performance obligations at a point in time when certificates are redeemed by the customer. These obligations generally relate to contracts with terms less than one year, as points generally expire on a rolling 12-month basis and certificates generally expire within two months from issuance. The related loyalty program deferred revenue included in accrued expenses and other liabilities on the consolidated balance sheets was approximately $1.5 million and $1.4 million as of February 1, 2025 and February 3, 2024, respectively.
Private label credit card — The Company has a private label credit card program for its customers. Each private label credit card bears the logo for the Kirkland’s brand and can only be used at the Company’s store locations and e-commerce channel. The card program is operated and managed by a third-party bank, Wells Fargo, that assumes all of the losses associated with non-payment by the private label card holders and a portion of any fraudulent usage of the accounts.
Pursuant to the private-label credit card program, the Company receives cash incentives in exchange for promised services, such as licensing our brand names and marketing the credit card program to customers. The Company can receive incentive payments for the achievement of certain private label credit card volumes and is also reimbursed for certain costs associated with the private label credit card. Funds received related to the Company’s private label credit card program are recorded as net sales in the consolidated statements of operations. Services promised under these agreements are separate performance obligations. Revenue is recognized as the Company fulfills its performance obligations throughout the contract term.
Cost of sales — Cost of sales includes the cost of product purchased from vendors, inbound freight, receiving costs, inspection costs, warehousing costs, outbound freight, inventory damage and shrinkage, payroll and overhead associated with our distribution facility and its network, store occupancy costs and depreciation of leasehold improvements, equipment, and other property in the stores and distribution centers. Distribution facility costs, excluding depreciation, included in cost of sales were approximately $22.4 million, $25.9 million and $29.5 million for fiscal 2024, 2023 and 2022, respectively.
Compensation and benefits — Compensation and benefits includes all store and corporate office salaries, wages and incentive pay as well as stock compensation, employee health benefits, 401(k) plan benefits, social security and unemployment taxes.
Stock-based compensation — Stock-based compensation includes expenses associated with restricted stock unit grants, stock option grants, and other transactions under the Company’s stock plans. The Company recognizes compensation expense for its stock-based payments based on the fair value of the awards on the grant date. The expense is recorded on a straight-line basis over the vesting period within compensation and benefits in the consolidated statements of operations. See “Note 8 — Stock-Based Compensation” for further discussion.
Other operating expenses — Other operating expenses consist of such items as advertising, credit card processing costs, bank fees, utilities, professional fees, software maintenance costs, supplies, workers’ compensation and general liability insurance, trash removal, maintenance and repairs, travel and various other store and corporate expenses.
Advertising expenses — Advertising costs are expensed in the period in which the related activity first takes place. These expenses include costs associated with specific marketing campaigns, direct mail, email communications, paid search, digital advertising, social media, public relations and in-store signage. Total advertising expense was $9.5 million, $13.6 million and $18.3 million for fiscal 2024, 2023 and 2022, respectively. Prepaid advertising costs were approximately $37,000 and $7,000 as of February 1, 2025 and February 3, 2024, respectively.
Income taxes — Deferred tax assets and liabilities are recognized based on the differences between the financial statement and the tax law treatment of certain items. Realization of certain components of deferred tax assets is dependent upon the occurrence of future events. The Company records valuation allowances to reduce its deferred tax assets to the amount it believes is more likely than not to be realized. These valuation allowances can be impacted by changes in tax laws, changes to statutory tax rates, and future taxable income levels and are based on the Company’s judgment, estimates and assumptions regarding those future events. In the event the Company was to determine that it would not be able to realize all or a portion of the net deferred tax assets in the future, the Company would increase the valuation allowance through a charge to income tax expense in the period that such determination is made. Conversely, if the Company was to determine that it would be able to realize its deferred tax assets in the future, in excess of the net carrying amounts, the Company would decrease the recorded valuation allowance through a decrease to income tax expense in the period that such determination is made. As of February 1, 2025 and February 3, 2024, the Company has a full valuation allowance against deferred tax assets, as the Company has a three-year cumulative loss before income taxes.
The Company provides for uncertain tax positions and the related interest and penalties, if any, based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. To the extent the Company prevails in matters for which a liability for an unrecognized tax benefit is established or is required to pay amounts in excess of the liability, the Company’s effective tax rate in a given financial statement period may be affected.
The Company’s income tax returns are subject to audit by local, state and federal tax authorities, and the Company is typically engaged in various tax examinations at any given time. Tax contingencies often arise due to uncertainty or differing interpretations of the application of tax rules throughout the various jurisdictions in which the Company operates. The contingencies are influenced by items such as tax audits, changes in tax laws, litigation, appeals and experience with previous similar tax positions. The Company regularly reviews its tax reserves for these items and assesses the adequacy of the amount recorded. The Company evaluates potential exposures associated with its various tax filings by estimating a liability for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires estimation and measurement of the tax benefit as the largest amount that is more than 50% likely to be recognized upon settlement. See “Note 3 — Income Taxes” for further discussion.
Sales and use taxes — Governmental authorities assess sales and use taxes on the sale and purchase of goods and services. The Company excludes taxes collected from customers in its reported net sales results. Such amounts are reflected as accrued expenses until remitted to the taxing authorities.
Concentrations of risk — The Company has risk of geographic concentration with respect to the sourcing of its inventory purchases. Approximately 71% of the Company’s inventory purchases in fiscal 2024 were from China.
Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents. The Company’s cash balances are primarily on deposit at high credit quality financial institutions.
Fair value measurements — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. The Company uses a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of their short maturities. The revolving line of credit approximates fair value due to the one, three or six-month interest terms. The Company also has a non-depleting collateral trust with the Company’s workers’ compensation and general liability insurance provider named as beneficiary. The assets in this trust are invested in financial instruments that would fall within Level 1 of the fair value hierarchy, and the assets were approximately $4.8 million and $4.6 million as of February 1, 2025 and February 3, 2024, respectively, and are included in other assets on the consolidated balance sheets.
See “Note 4 — Fair Value Measurements” for discussion regarding the fair value of the Company’s long-term debt instruments and certain assets measured at fair value on a non-recurring basis.
Loss per share — Basic loss per share is computed by dividing net loss by the weighted average number of shares outstanding during each period presented. Diluted loss per share is computed by dividing net loss by the weighted average number of shares outstanding plus the dilutive effect of stock equivalents outstanding during the applicable periods using the treasury stock method and shares issuable upon conversion of convertible notes payable. Diluted loss per share reflects the potential dilution that could occur if options to purchase stock were exercised into common stock, if outstanding grants of restricted stock were vested and if the incremental shares issuable upon conversion of the currently convertible portion of the convertible notes were issued. Stock options, restricted stock units and the currently convertible portion of the convertible notes that were not included in the computation of diluted earnings per share, because to do so would have been antidilutive, were approximately 1,703,000 shares, 689,000 shares and 571,000 shares for fiscal 2024, 2023 and 2022, respectively.
Comprehensive loss — Comprehensive loss does not differ from the consolidated net loss presented in the consolidated statements of operations.
Note 2 — Accrued Expenses and Other Liabilities
Accrued expenses and other liabilities are comprised of the following (in thousands):

	February 1, 2025	February 3, 2024
Gift cards	$10,673	$12,008
Workers’ compensation and general liability reserves	1,981	2,062
Salaries and wages	1,616	1,952
Loyalty program deferred revenue	1,493	1,412
Sales taxes	1,131	1,543
Sales returns reserve	1,046	1,549
Deferred e-commerce revenue	607	750
Employee medical insurance reserves	392	456
Other	1,244	1,431
	$20,183	$23,163

Note 3 — Income Taxes
The Company’s income tax expense is computed based on the federal statutory rates and the state statutory rates, net of related federal benefit. The Company’s provision for income taxes consists of the following (in thousands):

	52 Weeks Ended February 1, 2025	53 Weeks Ended February 3, 2024	52 Weeks Ended January 28, 2023
Current tax expense (benefit):
Federal	$—	$46	$(153)
State	316	473	696
Income tax expense	$316	$519	$543

Income tax expense differs from the amount computed by applying the statutory federal income tax rate to loss before income taxes. A reconciliation of income tax expense at the statutory federal income tax rate to the amount provided is as follows (in thousands):

	52 Weeks Ended February 1, 2025	53 Weeks Ended February 3, 2024	52 Weeks Ended January 28, 2023
Tax at federal statutory rate	$(4,791)	$(5,719)	$(9,272)
State income taxes, net of federal benefit	(133)	(293)	(798)
Tax credits	(87)	(107)	(79)
Executive compensation	—	(23)	886
Stock based compensation programs	111	209	(1,296)
Valuation allowance	5,205	6,399	11,134
Other	11	53	(32)
Income tax expense	$316	$519	$543

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and are included as part of other assets on the consolidated balance sheets. Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	February 1, 2025	February 3, 2024
Deferred tax assets:
Operating lease liabilities	$33,865	$36,406
Accruals	1,741	2,090
Inventory valuation	343	277
Federal and state tax credit carryforwards	206	192
Federal and state net operating loss carryforwards	18,433	15,794
Other	5,770	3,989
Total deferred tax assets	60,358	58,748
Valuation allowance for deferred tax assets	(26,302)	(21,206)
Net deferred tax assets	34,056	37,542
Deferred tax liabilities:
Property and equipment	(2,939)	(4,653)
Operating lease right-of-use assets	(30,574)	(32,194)
Prepaid assets	(543)	(695)
Total deferred tax liabilities	(34,056)	(37,542)
Net deferred tax assets	$—	$—

As of February 1, 2025, the Company has a $73.1 million federal net operating loss carry-forward and $56.5 million of state net operating loss carry-forwards available to offset future taxable income. The federal net operating loss carry-forward does not expire and the state net operating loss carry-forwards expire in years 2038 through 2043. As of February 1, 2025, the Company has a federal tax credit carry-forward of approximately $184,000 that expires in years 2044 and 2045 and state tax credit carry-forwards of approximately $28,000 that expire in 2025.
Future utilization of the deferred tax assets is evaluated by the Company, and any valuation allowance is adjusted accordingly. The Company has a full valuation allowance against its deferred tax assets due to uncertainty regarding their realization. Accordingly, the Company has established a valuation allowance of $26.3 million and $21.2 million with respect to deferred tax assets as of February 1, 2025 and February 3, 2024, respectively. Adjustments could be required in the future if the Company estimates that the amount of deferred tax assets to be realized is more or less than the net amount the Company has recorded. Any change in the valuation allowance would have the effect of increasing or decreasing the income tax provision based on the nature of the deferred tax asset deemed realizable in the period in which such a determination is made.
The Company and one or more of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. The Company is no longer subject to U.S. federal income tax examinations by authorities for years prior to 2021. With few exceptions, the Company is no longer subject to state and local income tax examinations for years prior to 2019. The Company is not currently engaged in any U.S. federal, state or local income tax examinations.
The Company had no unrecognized tax benefits as of February 1, 2025 and February 3, 2024. The Company accrues interest on unrecognized tax benefits as a component of income tax expense. Penalties, if incurred, would be recognized as a component of income tax expense. The Company had no amounts accrued for the payment of interest and penalties associated with unrecognized tax benefits as of February 1, 2025 and February 3, 2024.

Note 4 — Fair Value Measurements
Fair value of the Non-Convertible Term Loan, the Convertible Term Loan and the Collaboration Agreement fees, which were entered into on October 21, 2024, are determined on a non-recurring basis, which results are summarized as follows (in thousands):

		February 1, 2025
	Fair Value Hierarchy	Carrying Value(1)	Fair Value
Non-Convertible Term Loan(2)	Level 2	$5,531	$7,980
Convertible Term Loan(2)	Level 2	6,676	7,003
Collaboration Agreement fees(3)	Level 3	3,995	5,439

(1)	See “Note 5 — Long-Term Debt” for further discussion of the carrying values, which is shown on a net basis herein of unamortized debt discount and issuance costs.
(2)	The fair value was estimated using available market information for debt instruments with similar maturities and credit risk.
(3)
The fair value estimate uses the Company’s estimated future revenue projections over the term of the Collaboration Agreement discounted using current market rates for debt investments with similar maturities and credit risk.

The Company measures certain assets at fair value on a non-recurring basis, including the evaluation of long-lived assets for impairment using Company-specific assumptions, including forecasts of projected financial information that would fall within Level 3 of the fair value hierarchy. The Company uses market participant rents (Level 2 input) to calculate the fair value of right-of-use assets and discounted future cash flows of the asset or asset group using a discount rate that approximates the cost of capital of a market participant (Level 2 input) to quantify fair value for other long-lived assets. See “Note 11 — Impairment” for further discussion.
Note 5 — Long-Term Debt
Long-term debt, net consisted of the following (in thousands):

	February 1, 2025	February 3, 2024
Revolving line of credit	$43,000	$34,000
Non-Convertible Term Loan	8,500	—
Convertible Term Loan	8,500	—
Collaboration Agreement fees	3,995	—
Total outstanding borrowings	63,995	34,000
Less: unamortized debt discount and issuance costs	(4,793)	—
Total debt	59,202	34,000
Less: current portion of long-term debt	(49,199)	—
Long-term debt, net	$10,003	$34,000

Revolving Line of Credit
On March 31, 2023, the Company entered into a Third Amended and Restated Credit Agreement (the “2023 Credit Agreement”) with Bank of America, N.A., as administrative agent and collateral agent, and lender. The 2023 Credit Agreement amended the previous Second Amended and Restated Credit Agreement (the “2019 Credit Agreement”) from a $75.0 million senior secured revolving credit facility to a $90.0 million senior secured revolving credit facility. The 2023 Credit Agreement contains substantially similar terms and conditions as the 2019 Credit Agreement including a swingline availability of $10.0 million, a $25.0 million incremental accordion feature and extended its maturity date to March 2028. The fee paid to the lenders on the unused portion of the 2023 Credit Agreement is 25 basis points when usage is greater than 50% of the facility amount; otherwise, the fee on the unused portion is 37.5 basis points per annum.
On January 25, 2024, the Company entered into a First Amendment to the 2023 Credit Agreement that increased the advance rate and allowed the Company to enter into the FILO Term Loan (defined below) agreement. Subsequent to January 25, 2024, advances under the 2023 Credit Agreement accrue interest at an annual rate equal to the Secured Overnight Financing Rate (“SOFR”) plus a margin of 275 basis points with no SOFR floor. Upon the demonstration that the Company’s fixed charge coverage ratio is greater than 1.0 to 1.0 on a trailing twelve-month basis, the interest rate permanently decreases on the 2023 Credit Agreement to SOFR plus a margin of 225 basis points. Prior to January 25, 2024, advances under the 2023 Credit Agreement accrued interest at an annual rate equal to SOFR plus a margin ranging from 200 to 250 basis points with no SOFR floor. On October 21, 2024, the Company entered into a Second Amendment to the 2023 Credit Agreement to permit the Beyond Credit Agreement and the Beyond Subscription Agreement and to modify the borrowing base calculation and the minimum excess availability covenant. The interest rate and expiration date provisions of the First Amendment to the 2023 Credit Agreement remained unchanged.
The Company is subject to a Third Amended and Restated Security Agreement (“Security Agreement”) with its lenders. Pursuant to the Security Agreement, the Company pledged and granted to the administrative agent, for the benefit of itself and the secured parties specified therein, a lien on and security interest in all of the rights, title and interest in substantially all of the Company’s assets to secure the payment and performance of the obligations under the 2023 Credit Agreement.
The maximum availability under the 2023 Credit Agreement is limited by a borrowing base formula, which consists of a percentage of eligible inventory and eligible credit card receivables, less reserves and an excess required availability covenant, which limits the borrowing base formula by the greater of 10% of the combined borrowing base formula or $8.0 million. As of February 1, 2025, there were no letters of credit outstanding under the 2023 Credit Agreement. As of February 1, 2025, the Company had approximately $4.3 million available for borrowing under the 2023 Credit Agreement, after the minimum required excess availability covenant. Availability under the 2023 Credit Agreement fluctuates largely based on eligible inventory levels, and as eligible inventory increases in the second and third fiscal quarters in support of the Company’s back-half sales plans, the Company’s borrowing capacity increases correspondingly.
FILO Term Loan
On January 25, 2024, the Company entered into the FILO Term Loan with Gordon Brothers Group, via an affiliate entity, 1903P Loan Agent, LLC, as administrative agent and lender. The indebtedness under the FILO Term Loan was subordinated in most respects to the 2023 Credit Agreement. The FILO Term Loan had a maturity date of March 2028, coterminous with the 2023 Credit Agreement. The interest rate of the FILO Term Loan was one-month term SOFR, plus a margin of 9.50%. The Company borrowed $10.0 million under the FILO Term Loan during fiscal 2024.
Proceeds from the Beyond Credit Agreement were used by the Company to repay and terminate the FILO Term Loan on October 21, 2024. The Company paid $12.6 million, which consisted of $10.0 million of debt principal and $2.6 million of prepayment penalties. The Company recorded a loss on extinguishment of debt related to the termination of the FILO Term Loan of $3.3 million during fiscal year 2024, of which $2.6 million was for the prepayment penalty and the remainder was related to the write-off of unamortized debt issuance costs.
Beyond Credit Agreement
On October 21, 2024, the Company entered into the Beyond Credit Agreement with Beyond, as administrative agent and lender. The Beyond Credit Agreement consists of an $8.5 million Convertible Term Loan that is mandatorily convertible into Common Stock at a price of $1.85 per share for a total of 4,594,594 shares upon the approval of Kirkland’s shareholders and an $8.5 million Non-Convertible Term Loan that is non-convertible. The maturity date on the Non-Convertible Term Loan is September 30, 2028. Beyond can elect to convert a portion of the Convertible Term Loan into shares of Kirkland’s Common Stock prior to shareholder approval up to a cap of 2,609,215 shares. The indebtedness under the Beyond Credit Agreement is subordinated to the 2023 Credit Agreement and is not subject to a borrowing base calculation. The Beyond Credit Agreement accrues interest at an annual rate equal to SOFR plus a margin of 275 basis points with no SOFR floor. See “Note 15 — Subsequent Events” for further discussion.
Collaboration Agreement Fees
The Company entered into the Collaboration Agreement with Beyond, which outlines the parties’ intentions to collaborate on numerous operating arrangements. Under the Collaboration Agreement, Kirkland’s will pay Beyond a quarterly collaboration fee equal to 0.25% of Kirkland’s quarterly retail and e-commerce revenue starting in the first  quarter of fiscal 2025 and continuing for the remaining seven-year term of the Collaboration Agreement. This fee will extend an additional two years beyond the Collaboration Agreement if the Beyond Credit Agreement is still outstanding as of the expiration or termination of the Collaboration Agreement. Kirkland’s will also pay to Beyond an incentive fee equal to 1.5% of Kirkland’s incremental growth in e-commerce revenue during the term of the Collaboration Agreement.

As payments are remitted to Beyond from the Company, the balance of the liability related to the sale of a percentage of future revenue will be repaid over the life of the Collaboration Agreement. In order to determine the amortization of the liability, the Company is required to estimate the total amount of future payments to Beyond over the life of the Collaboration Agreement. The $3.8 million initial liability will be accreted to the total of the payments as interest expense over the life of the Collaboration Agreement. At execution, the estimate of this total interest expense resulted in an effective annual interest rate of approximately 19.6%. This estimate contains significant assumptions that impact both the amount recorded at execution and the interest expense that will be recognized over the Collaboration Agreement period. The Company will periodically assess the estimated payments to Beyond and to the extent the amount or timing of such fees is materially different than the original estimates, an adjustment will be recorded prospectively to increase or decrease interest expense. The main factor that could materially affect the amount of the payments is changes in the Company’s estimated retail and e-commerce revenue.
General Terms and Conditions
Borrowings under the 2023 Credit Agreement and the Beyond Credit Agreement are subject to certain conditions and contain customary events of default, including, without limitation, failure to make payments, a cross-default to certain other debt, breaches of covenants, breaches of representations and warranties, a change in control, certain monetary judgments and bankruptcy and ERISA events. Upon any such event of default, the principal amount of any unpaid loans and all other obligations under the 2023 Credit Agreement and the Beyond Credit Agreement may be declared immediately due and payable. As of February 1, 2025, the Company was in compliance with the financial covenants in the 2023 Credit Agreement and the Beyond Credit Agreement. However, the Company’s conclusion that substantial doubt exists about the Company’s ability to continue as a going concern requires an explanatory paragraph in the report of its independent registered public accounting firm on the Company’s accompanying financial statements for the fiscal year ended February 1, 2025, which results in a violation of affirmative covenants under the 2023 Credit Agreement and the Beyond Credit Agreement. As such, the Company has classified the outstanding borrowings under these agreements as current on the consolidated balance sheet as of February 1, 2025, except for the Convertible Term Loan that converted to equity on February 5, 2025. See “Note 15 — Subsequent Events” for further discussion.
Scheduled maturities of debt are as follows (in thousands):

Scheduled Maturities
2025	$52,240
2026	1,154
2027	1,154
2028	9,655
2029	1,155
Thereafter	2,268
Total scheduled maturities	67,626
Less: unamortized debt discount and issuance costs	(4,793)
Less: present value of collaboration agreement fees	(3,631)
Total debt	$59,202

Note 6 — Subscription Agreements
On October 21, 2024, the Company and Beyond entered into the Beyond Subscription Agreement, pursuant to which, upon the approval of Kirkland’s shareholders at the Special Shareholders Meeting, Beyond will purchase $8 million of Common Stock at a price of $1.85 per share for a total of 4,324,324 shares. If the $8 million equity purchase under the Beyond Subscription Agreement and the mandatory conversion of the Convertible Term Loan are both approved at the Special Shareholders Meeting, the Company will receive additional proceeds of $8 million, and the Convertible Term Loan with accrued interest will convert to equity. See “Note 15 — Subsequent Events” for further discussion.
On October 18, 2024, the Company and Consensus Securities LLC (“Consensus”), the Company’s financial advisor, entered into a subscription agreement (the “Consensus Subscription Agreement”), pursuant to which, upon the completion of the Beyond transaction, the Company will issue 310,135 shares of Common Stock to Consensus, as a partial payment of a success fee earned by Consensus in connection with the Beyond transaction. The shares of

Common Stock will be calculated based on a price of $1.85 per share in lieu of a payment of $537,750 towards the success fee. See “Note 15 — Subsequent Events” for further discussion.
Note 7 — Leases
The Company leases retail store facilities, corporate office space, warehouse facilities and certain vehicles and equipment under operating leases with terms generally ranging up to 10 years and expiring at various dates through fiscal 2034. Most of the retail store agreements include an initial term with renewal options and provide for minimum fixed rental payments. The Company does not include lease renewal options in the lease term for calculations of its right-of-use assets and liabilities until it is reasonably certain that the Company plans to renew these leases. A few retail store lease agreements have only variable lease payments based on a percentage of sales, while other store leases contain contingent rentals based on sales performance in excess of specified minimums in addition to minimum fixed rentals.
The majority of the Company’s leases have monthly fixed rent with additional costs that are not components of the lease (e.g., real estate taxes and insurance costs) and non-lease components (e.g., common area maintenance) either of which can be variable or fixed. These additional non-lease components are excluded from the calculation of the lease liability and right-of-use asset. The Company’s leases do not provide an implicit rate, so the incremental borrowing rate, based on the information available at commencement or modification date, is used in determining the present value of lease payments. The Company has elected not to recognize leases with an original term of one year or less on the consolidated balance sheets.
The Company’s classification of lease cost on the Company’s consolidated statements of operations is as follows (in thousands):

	52 Week Period Ended(1) February 1, 2025	53 Week Period Ended(1) February 3, 2024	52 Week Period Ended(1) January 28, 2023
Cost of sales(2)
Operating lease cost	$45,373	$46,066	$44,960
Short-term lease cost	743	1,308	2,662
Variable lease cost	1,067	1,226	1,367
Total lease cost in cost of sales	47,183	48,600	48,989
Other operating expenses
Operating lease cost	1,201	1,651	1,657
Short-term lease cost	63	66	67
Total lease cost in other operating expenses	1,264	1,717	1,724
Total lease cost	$48,447	$50,317	$50,713

(1)
Total lease cost excludes expense for non-lease components including common area maintenance and excludes costs that are not a component of the lease including real estate taxes, insurance, sales taxes and utilities for the Company’s leases.

(2)	Cost of sales includes all distribution center lease costs and store occupancy-related lease costs.
As of February 1, 2025, future minimum payments, by year and in the aggregate, under all operating leases with initial terms of one year or more consist of the following (in thousands):

Operating Leases
2025	$48,944
2026	40,655
2027	29,994
2028	19,900
2029	11,613
Thereafter	11,433
Total lease payments	162,539
Less: interest	(28,099)
Present value of lease liabilities	$134,440

The Company’s lease term and discount rate is as follows:

February 1, 2025
Weighted-average remaining lease term (years)	4.3
Weighted-average discount rate	9.4%

Cash paid for amounts included in the measurement of lease liabilities is as follows (in thousands):

	52 Weeks Ended February 1, 2025	53 Weeks Ended February 3, 2024	52 Weeks Ended January 28, 2023
Operating cash flows from operating leases	$46,122	$55,805	$49,125

Note 8 — Stock-Based Compensation
Stock-based compensation — Stock-based compensation includes restricted stock unit grants, stock option grants and other transactions under the Company’s equity plans. Total stock-based compensation expense is included as a component of compensation and benefits on the consolidated statements of operations and was approximately $1.0 million, $1.2 million and $2.0 million for fiscal years 2024, 2023 and 2022, respectively.
On June 4, 2013, the Company adopted the Kirkland’s, Inc. Amended and Restated 2002 Equity Incentive Plan (the “2002 Plan”), replacing the plan adopted in July 2002. The 2002 Plan provides for the award of restricted stock, restricted stock units (“RSUs”), performance-based awards, incentive stock options, non-qualified stock options and stock appreciation rights with respect to shares of the Company’s common stock to employees, directors, consultants and other individuals who perform services for the Company. The 2002 Plan is authorized to provide awards for up to a maximum of 5,500,000 shares of common stock.
As of February 1, 2025, options to purchase 441,309 shares of common stock were outstanding under the 2002 Plan at exercise prices ranging from $2.95 to $25.52 per share. As of February 1, 2025, there were 517,151 RSUs outstanding under the 2002 Plan with fair value grant prices ranging from $1.68 to $11.26 per share. The number of shares reserved for future stock-based grants under the 2002 Plan was 1,548,047 at February 1, 2025.
Restricted stock units — The Company grants restricted stock units for a fixed number of shares to various employees and directors. The restriction is removed when the shares vest and shares of common stock are given to the employee or director. The RSUs granted to directors become 100% vested on the first anniversary of the grant date. The RSUs granted to employees in fiscal 2022, 2023 and 2024 vest 33% annually on the anniversary of the grant date over three years, except for one grant to the CEO in fiscal 2024, which vests 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date, one grant to the interim CEO in fiscal 2023, which vested 100% on the first anniversary of the grant date, and one grant to the CFO in fiscal 2022, which vests 100% on the third anniversary of the grant date. The fair values of the RSUs are equal to the closing price of the Company’s common stock on the date of the grant. Compensation expense related to RSUs is recognized ratably over the requisite service period. The Company accounts for forfeiture of RSUs as they occur. As of February 1, 2025, there was approximately $784,000 of unrecognized compensation expense related to RSUs, which is expected to be recognized over a weighted average period of 0.9 years.
RSU activity for the fiscal year ended February 1, 2025, was as follows:

	Shares	Weighted Average Grant Date Fair Value
Non-Vested at February 3, 2024	397,682	$4.07
Granted	402,585	2.29
Vested	(215,591)	4.23
Forfeited	(67,525)	2.89
Non-Vested at February 1, 2025	517,151	$2.77

Other information related to RSU activity during fiscal 2024, 2023 and 2022 is as follows:

	52 Weeks Ended February 1, 2025	53 Weeks Ended February 3, 2024	52 Weeks Ended January 28, 2023
Weighted average grant date fair value of RSUs (per share)	$2.29	$2.83	$8.35
Total fair value of restricted stock units vested (in thousands)	$455	$560	$8,596

Stock options — The Company allows for the settlement of vested stock options on a net share basis (“net share settled stock options”) or on a gross basis with the holder providing cash to cover the option exercise price and the minimum statutory tax withholdings. With net share settled stock options, the employee does not surrender any cash or shares upon exercise. Rather, the Company withholds the number of shares to cover the option exercise price and the minimum statutory tax withholding obligations from the shares that would otherwise be issued upon exercise. The settlement of vested stock options on a net share basis results in fewer shares issued by the Company. Options issued to employees under the 2002 Plan have maximum contractual terms of 10 years. Options granted in fiscal 2022, 2023 and 2024 vest 33% annually on the anniversary of the grant date over three years, except for one grant to the CEO in fiscal 2024, which vests 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date and one grant to the interim CEO in fiscal 2023, which vested 100% on the first anniversary of the grant date.
Stock option activity for the fiscal year ended February 1, 2025 was as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Balance at February 3, 2024	259,222	$5.49
Options granted	228,126	3.40
Options forfeited	(46,039)	5.13
Balance at February 1, 2025	441,309	$4.45	8.1	$—
Options Exercisable As of:
February 1, 2025	146,743	$6.34	6.7	$—

The aggregate intrinsic values in the table above represent the total difference between the Company’s closing stock price at year-end and the option exercise price, multiplied by the number of in-the-money options at fiscal year-end. As of February 1, 2025, there were no outstanding in-the-money options. The fair value of each option is recorded as compensation expense on a straight-line basis over the applicable vesting period. At February 1, 2025, unrecognized stock compensation expense related to the unvested portion of outstanding stock options was approximately $389,000, which is expected to be recognized over a weighted average period of 1.0 years.
Other information related to option activity during fiscal 2024, 2023 and 2022 is as follows:

	52 Weeks Ended February 1, 2025	53 Weeks Ended February 3, 2024	52 Weeks Ended January 28, 2023
Weighted average grant date fair value of options granted (per share)	$1.82	$2.06	$3.11
Total fair value of stock options vested (in thousands)	$235	$57	$49
Intrinsic value of stock options exercised (in thousands)	$—	$—	$8

The Company has estimated the fair value of all stock option awards as of the date of the grant by applying the Black-Scholes option pricing model. The application of this valuation model involves assumptions that are judgmental and highly subjective in the determination of compensation expense. The Company granted 228,126 stock options in 2024, 237,675 stock options in fiscal 2023 and 40,000 stock options in fiscal 2022. The weighted averages for key assumptions used in determining the fair value of options granted in fiscal 2024, 2023 and 2022, and a summary of the methodology applied to develop each assumption are as follows:

	52 Weeks Ended February 1, 2025	53 Weeks Ended February 3, 2024	52 Weeks Ended January 28, 2023
Expected price volatility	93.5%	92.4%	91.4%
Risk-free interest rate	4.1%	3.3%	3.4%
Expected life	6 years	6 years	6 years
Dividend yield	0%	0%	0%

Expected price volatility — The expected price volatility is a measure of the amount by which the stock price has fluctuated or is expected to fluctuate. The Company uses actual historical changes in the market value of its stock to calculate the volatility assumption as it is management’s belief that this is the best indicator of future volatility. The Company calculates daily market value changes using the historical volatility of returns for the six years prior to the grant. An increase in the expected volatility will increase compensation expense.
Risk-free interest rate — The risk-free interest rate is the U.S. Treasury rate for the week of the grant having a term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.
Expected life — The expected life is the period of time over which the options granted are expected to remain outstanding. The Company uses the “simplified” method found in the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107 to estimate the expected life of stock option grants. Options granted have a maximum term of 10 years. An increase in the expected life will increase compensation expense.
Forfeitures — The Company accounts for forfeitures of options as they occur. An increase in forfeitures will decrease compensation expense.
Note 9 — Retirement Benefit Plan
401(k) savings plan — The Company maintains a defined contribution 401(k) employee benefit plan, which provides retirement benefits for eligible employees. The Company matches 100% of the employee’s elective contributions up to 4% of eligible compensation. The Company’s matching contributions were approximately $1.0 million in fiscal 2024 and $1.1 million in both fiscal 2023 and 2022. The Company has the option to make additional contributions to the 401(k) employee benefit plan on behalf of covered employees; however, no such contributions were made in fiscal 2024, 2023 or 2022.
Note 10 — Commitments and Contingencies
The Company was named as a defendant in a putative class action filed in May 2018 in the Superior Court of California, Miles v. Kirkland’s Stores, Inc. The case has been removed to United States District Court for the Central District of California. The complaint alleges, on behalf of Miles and all other hourly Kirkland’s employees in California, various wage and hour violations and seeks unpaid wages, statutory and civil penalties, monetary damages and injunctive relief. Kirkland’s denies the material allegations in the complaint and believes that its employment policies are generally compliant with California law. On March 22, 2022, the District Court denied the plaintiff’s motion to certify in its entirety, and on May 26, 2022, the Ninth Circuit granted the plaintiff’s petition for permission to appeal. The appeal was argued before the Ninth Circuit on November 13, 2023, and on January 8, 2024, the Court issued its opinion affirming the District Court in part and reversing in part. The Ninth Circuit affirmed the denial of certification as to the subclasses related to the security bag check and reversed as to the rest break claim. The Ninth Circuit did not find that there is liability nor that the rest break claim is certified. On February 28, 2025, the District Court dismissed this case in its entirety, without prejudice. The Company continues to believe the case is without merit and if the matter is refiled, the Company intends to vigorously defend itself against the allegations.
The Company was named as a defendant in a putative class action filed in August 2022 in the United States District Court for the Southern District of New York, Sicard v. Kirkland’s Stores, Inc. The complaint alleges, on behalf of Sicard and all other hourly store employees based in New York, that Kirkland’s violated New York Labor Law Section 191 by failing to pay him and the putative class members their wages within seven calendar days after the end of the week in which those wages were earned, rather paying wages on a bi-weekly basis. Plaintiff claims the putative class is entitled to recover from the Company the amount of their untimely paid wages as liquidated damages, reasonable attorneys’ fees and costs. The Company believes the case is without merit and intends to vigorously defend itself against the allegations.
On June 12, 2024, the Company was sued in Federal Court in Memphis by Rugs America Corp. for allegedly breaching a 2019 letter of understanding between the parties regarding the display and sale of Rugs America rugs in the Company’s stores. Rugs America claims that the Company, among other things, displayed non-Rugs America rugs on its rug fixtures in violation of the understanding and is asking for $5 million in damages. The Company maintains that the term of the understanding was for only two years, expiring in 2021, and believes that it was in compliance during the two-year term. The Company has moved the Court for permission to assert a counterclaim against Rugs America arising out of Rugs America’s refusal to retrieve the rug racks from Kirkland’s stores. The alleged damages, if the counterclaim is permitted, are $1.5 million in compensatory damages and $3 million in punitive damages. After discovery is completed, the Company intends to file a motion for summary judgment, asking the Court to dismiss Rugs America’s claims before trial. The Company believes Rugs America’s claim is without merit and intends to vigorously defend itself against the allegations.
The Company is also party to other pending legal proceedings and claims that arise in the normal course of business. Although the outcome of such proceedings and claims cannot be determined with certainty, the Company’s management is of the opinion that it is unlikely that such proceedings and any claims in excess of insurance coverage will have a material effect on its consolidated financial condition, operating results or cash flows.
Note 11 — Impairment
The table below sets forth impairment information (in thousands, except store counts) for the periods indicated:

	52 Weeks Ended February 1, 2025	53 Weeks Ended February 3, 2024	52 Weeks Ended January 28, 2023
Impairment of leasehold improvements, fixtures and equipment at stores	$109	$648	$1,776
Impairment of software projects	—	676	215
Impairment of software as a service implementation costs	—	324	—
Impairment of e-commerce distribution center fixtures	—	95	80
Impairment of other long-lived assets	—	124	—
Total impairment	$109	$1,867	$2,071
Number of stores with leasehold improvements, fixtures and equipment impairment	4	7	15

Note 12 — Segment Information
The Company conducts its business activities and reports financial results as one operating segment and one reportable segment, which includes the Company’s store locations and e-commerce operations. Due to its integrated omni-channel strategy, the Company views e-commerce sales as an extension of its physical store locations. The Company’s chief operating decision maker (“CODM”) is its President and Chief Executive Officer. The CODM assesses performance based on net loss as reported on the Company’s consolidated statements of operations. The CODM considers net income (loss) on a monthly basis when assessing performance of the segment. The significant expense categories regularly provided to the CODM are consistent with the categories included on the consolidated statements of operations. The measure of segment assets is reported on the Company’s consolidated balance sheets as total assets. The accounting policies for the Company’s single segment are the same as those described in the Summary of Significant Accounting Policies included in “Note 1 — Description of Business and Significant Accounting Policies”.
Note 13 — Share Repurchase Plans
On September 2, 2021 and January 6, 2022, the Company announced that its Board of Directors authorized a share repurchase plan providing for the purchase in the aggregate of up to $20.0 million and $30.0 million, respectively, of the Company’s outstanding common stock. Repurchases of shares are made in accordance with applicable securities laws and may be made from time to time in the open market or by negotiated transactions. The amount and timing of repurchases are based on a variety of factors, including stock price, regulatory limitations and other market and economic factors. The share repurchase plans do not require the Company to repurchase any specific number of shares, and the Company may terminate the share repurchase plans at any time. As of February 1, 2025, the Company had approximately $26.3 million remaining under the January 6, 2022 share repurchase plan.
The table below sets forth selected share repurchase plan information (in thousands, except share amounts) for the periods indicated:

	52 Weeks Ended February 1, 2025	53 Weeks Ended February 3, 2024	52 Weeks Ended January 28, 2023
Shares repurchased and retired	—	—	479,966
Share repurchase cost	$—	$—	$6,253

Note 14 — New Accounting Pronouncements
New Accounting Pronouncements Recently Adopted
In November 2023, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, “Segment Reporting (Topic 280) — Improvements to Reportable Segment Disclosures.” The amendment in the ASU is intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and should be applied on a retrospective basis to all periods presented. The Company adopted this guidance during fiscal 2024. While the adoption of this guidance did not have a material impact on the Company’s consolidated financial statements, it has resulted in incremental disclosures. See “Note 12 — Segment Information” for further discussion.
New Accounting Pronouncements Not Yet Adopted
In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740) — Improvements to Income Tax Disclosures.” The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted for fiscal years beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued. The amendments should be applied on a prospective basis although retrospective application is permitted. The Company is currently evaluating the impact of adoption on its financial disclosures.
In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures” which requires entities to disclose more detailed information about certain costs and expenses presented in the income statement, including inventory purchases, employee compensation, selling expenses and depreciation. This ASU is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adoption to determine the impact it may have on its financial disclosures.
Note 15 — Subsequent Events
On February 5, 2025, the Company held a Special Shareholders Meeting during which the shareholders approved the issuance of shares of Common Stock to Beyond, pursuant to Nasdaq Listing Rules 5635(b) and 5635(d). Following the approval of the shareholders, the $8.5 million Convertible Term Loan with accrued interest converted to 4,610,141 shares of Common Stock at a price of $1.85 per share. Additionally, Beyond purchased $8 million of Common Stock at a price of $1.85 per share for a total of 4,324,324 shares. As of February 5, 2025, Beyond owned 8,934,465 shares of Common Stock which was approximately 40% of Kirkland’s outstanding common stock. Beyond is considered a related party due to the significant influence they have over the Company.
In addition, pursuant to the Consensus Subscription Agreement and in connection with the Special Shareholders Meeting on February 5, 2025, the Company issued 310,135 shares of Common Stock to Consensus as partial payment of a success fee earned by Consensus in connection with the completion of the Beyond transaction.
The Company’s shareholders, in connection with the Special Shareholders Meeting on February 5, 2025, also approved an amendment to the Company’s Amended and Restated Charter (the “Charter Amendment”) which decreases the number of authorized shares of Common Stock from 100,000,000 to 80,000,000 and decreases the number of authorized shares of capital stock from 110,000,000 to 90,000,000. The Charter Amendment does not provide for any decrease in the number of authorized shares of the Company’s preferred stock, which remains at 10,000,000 shares. The Charter Amendment became effective upon fling with the Secretary of State of the State of Tennessee on February 5, 2025.
Subsequent to February 1, 2025, the Company dissolved the non-depleting collateral trust with the Company’s workers’ compensation and general liability insurance provider and the Company received cash from the trust for the then outstanding balance. The Company posted a $4.3 million letter of credit under the 2023 Credit Agreement for the benefit of the Company’s workers’ compensation and general liability insurance provider in lieu of the trust.
Subsequent to February 1, 2025, the Company repaid a net $4.1 million under the 2023 Credit Agreement and issued letters of credit totaling $5.1 million. As of May 2, 2025, the Company had approximately $29,000 available for borrowing, after the minimum required excess availability covenant under the 2023 Credit Agreement.

Subsequent to the closing of the Beyond Subscription Agreement on February 5, 2025 and through May 31, 2025, the Company’s borrowing base calculation pursuant to the 2023 Credit Agreement is limited by the greater of 10% of the borrowing base formula or $5.0 million. Subsequent to May 31, 2025, if the Company’s consolidated EBITDA for the immediately preceding trailing three month period is at least 85% of the Company’s projected consolidated EBITDA, the borrowing base is limited by the greater of 10% of the borrowing base formula or $5.0 million, if not, it is limited by the greater of 10% of the borrowing base formula or $8.0 million.
As of February 1, 2025, the Company was in compliance with the financial covenants in the 2023 Credit Agreement and the Beyond Credit Agreement. However, the Company’s conclusion that substantial doubt exists about the Company’s ability to continue as a going concern requires an explanatory paragraph in the report of its independent registered public accounting firm on the Company’s accompanying financial statements for the fiscal year ended February 1, 2025, which results in a violation of affirmative covenants under the 2023 Credit Agreement and the Beyond Credit Agreement. If the Company is unable to obtain a waiver from its lenders, the lenders could instruct the administrative agent under such credit facilities to exercise available remedies including, declaring the principal of and accrued interest on all outstanding indebtedness immediately due and payable and terminating all remaining commitments and obligations under the credit facilities. Although the lenders under the credit facilities may waive the defaults or forebear the exercise of remedies, the lenders are not obligated to do so. The Company is currently seeking waivers under both facilities. No assurances can be given as to when or if the Company will succeed in obtaining the waivers. As such, the Company has classified the outstanding borrowings under these agreements as current on the consolidated balance sheet as of February 1, 2025, except for the Convertible Term Loan that converted to equity on February 5, 2025.

THE BRAND HOUSE COLLECTIVE, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(in thousands, except share data)

	November 1, 2025	February 1, 2025	November 2, 2024
ASSETS
Current assets:
Cash and cash equivalents	$6,457	$3,820	$6,756
Inventories, net	88,902	81,899	111,219
Prepaid expenses and other current assets	10,468	5,585	6,494
Total current assets	105,827	91,304	124,469
Property and equipment:
Equipment	18,697	18,905	19,067
Furniture and fixtures	59,679	61,354	62,846
Leasehold improvements	95,702	97,635	99,923
Computer software and hardware	78,931	78,847	78,765
Projects in progress	664	287	526
Property and equipment, gross	253,673	257,028	261,127
Accumulated depreciation	(235,893)	(234,966)	(237,289)
Property and equipment, net	17,780	22,062	23,838
Operating lease right-of-use assets	102,532	121,229	123,916
Other assets	3,090	7,593	7,591
Total assets	$229,229	$242,188	$279,814
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$55,040	$43,935	$61,177
Accrued expenses and other liabilities	21,417	20,183	23,830
Operating lease liabilities	35,650	39,355	38,541
Related party debt, net	1,538	—	—
Current debt, net	—	49,199	—
Total current liabilities	113,645	152,672	123,548
Operating lease liabilities	77,589	95,085	99,222
Related party debt, net	16,542	—	—
Long-term debt, net	61,602	10,003	80,397
Other liabilities	3,892	3,445	3,779
Total liabilities	273,270	261,205	306,946
Shareholders’ deficit:
Preferred stock, no par value, 10,000,000 shares authorized; no shares issued or outstanding at November 1, 2025, February 1, 2025, and November 2, 2024, respectively	—	—	—
Common stock, no par value; 80,000,000; 100,000,000; and 100,000,000 shares authorized at November 1, 2025, February 1, 2025, and November 2, 2024, respectively; 22,461,383; 13,117,942; and 13,117,942, shares issued and outstanding at November 1, 2025, February 1, 2025, and November 2, 2024, respectively	188,227	177,543	177,310
Accumulated deficit	(232,268)	(196,560)	(204,442)
Total shareholders’ deficit	(44,041)	(19,017)	(27,132)
Total liabilities and shareholders’ deficit	$229,229	$242,188	$279,814

The accompanying notes are an integral part of these financial statements.

THE BRAND HOUSE COLLECTIVE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(in thousands, except per share data)

	13-Week Period Ended		39-Week Period Ended
	November 1, 2025	November 2, 2024	November 1, 2025	November 2, 2024
Net sales	$103,462	$114,423	$260,754	$292,465
Cost of sales	82,342	82,288	206,981	215,602
Gross profit	21,120	32,135	53,773	76,863
Operating expenses:
Compensation and benefits	19,306	19,409	54,987	57,348
Other operating expenses	13,256	14,275	38,165	39,977
Depreciation (exclusive of depreciation included in cost of sales)	551	843	1,802	2,729
Gain on sale of internally developed intangible assets	(10,000)	—	(10,000)	—
Asset impairment	—	1	72	32
Total operating expenses	23,113	34,528	85,026	100,086
Operating loss	(1,993)	(2,393)	(31,253)	(23,223)
Interest expense	1,738	1,719	4,550	4,266
Loss on extinguishment of debt	—	3,338	—	3,338
Other income	(49)	(126)	(172)	(362)
Loss before income taxes	(3,682)	(7,324)	(35,631)	(30,465)
Income tax expense	23	356	77	549
Net loss	$(3,705)	$(7,680)	$(35,708)	$(31,014)
Loss per share:
Basic	$(0.16)	$(0.59)	$(1.60)	$(2.38)
Diluted	$(0.16)	$(0.59)	$(1.60)	$(2.38)
Weighted average shares outstanding:
Basic	22,461	13,116	22,338	13,052
Diluted	22,461	13,116	22,338	13,052

The accompanying notes are an integral part of these financial statements.

THE BRAND HOUSE COLLECTIVE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY (UNAUDITED)
(in thousands, except share data)

	Common Stock		Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balance at February 1, 2025	13,117,942	$177,543	$(196,560)	$(19,017)
Restricted stock issued	131,006	—	—	—
Net share settlement of restricted stock units	(39,200)	(51)	—	(51)
Issuance of common stock to Bed Bath & Beyond, Inc. for subscription agreement	4,324,324	7,730	—	7,730
Issuance of common stock to Bed Bath & Beyond, Inc. to convert term loan and accrued interest	4,610,141	6,705	—	6,705
Issuance of common stock for payment of equity issuance costs	310,135	—	—	—
Stock-based compensation expense	—	239	—	239
Net loss	—	—	(11,824)	(11,824)
Balance at May 3, 2025	22,454,348	$192,166	$(208,384)	$(16,218)
Restricted stock issued	10,000	—	—	—
Net share settlement of restricted stock units	(2,965)	(4)	—	(4)
Stock-based compensation expense	—	82	—	82
Gain on debt extinguishment from a related party	—	1,158	—	1,158
Net loss	—	—	(20,179)	(20,179)
Balance at August 2, 2025	22,461,383	$193,402	$(228,563)	$(35,161)
Stock-based compensation expense	—	2	—	2
Correction of an immaterial error on debt extinguishment from a related party (see Note 1)	—	(5,177)	—	(5,177)
Net loss	—	—	(3,705)	(3,705)
Balance at November 1, 2025	22,461,383	$188,227	$(232,268)	$(44,041)

	Common Stock		Accumulated Deficit	Total Shareholders’ (Deficit) Equity
	Shares	Amount
Balance at February 3, 2024	12,926,022	$176,552	$(173,428)	$3,124
Restricted stock issued	134,597	—	—	—
Net share settlement of restricted stock units	(21,641)	(51)	—	(51)
Stock-based compensation expense	—	292	—	292
Net loss	—	—	(8,830)	(8,830)
Balance at May 4, 2024	13,038,978	$176,793	$(182,258)	$(5,465)
Restricted stock issued	72,660	—	—	—
Stock-based compensation expense	—	264	—	264
Net loss	—	—	(14,504)	(14,504)
Balance at August 3, 2024	13,111,638	$177,057	$(196,762)	$(19,705)
Restricted stock issued	8,334	—	—	—
Net share settlement of restricted stock units	(2,030)	—	—	—
Stock-based compensation expense	—	253	—	253
Net loss	—	—	(7,680)	(7,680)
Balance at November 2, 2024	13,117,942	$177,310	$(204,442)	$(27,132)

The accompanying notes are an integral part of these financial statements.

THE BRAND HOUSE COLLECTIVE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(in thousands)

	39-Week Period Ended
	November 1, 2025	November 2, 2024
Cash flows from operating activities:
Net loss	$(35,708)	$(31,014)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	6,162	7,476
Amortization of debt issuance and original issue discount costs	1,473	418
Asset impairment	72	32
Loss on sale of property and equipment	47	15
Gain on sale of internally developed intangible assets	(10,000)	—
Stock-based compensation expense	323	809
Loss on extinguishment of debt	—	3,338
Changes in assets and liabilities:
Inventories, net	(7,003)	(37,129)
Prepaid expenses and other current assets	(4,883)	713
Accounts payable	11,185	15,209
Accrued expenses and other liabilities	100	1,147
Operating lease assets and liabilities	(2,504)	736
Other assets and liabilities	4,747	(784)
Net cash used in operating activities	(35,989)	(39,034)

Cash flows from investing activities:
Proceeds from sale of property and equipment	24	20
Proceeds from sale of internally developed intangible assets	10,000	—
Capital expenditures	(1,927)	(1,653)
Net cash provided by (used in) investing activities	8,097	(1,633)

Cash flows from financing activities:
Borrowings on revolving line of credit	220,533	40,100
Repayments on revolving line of credit	(201,931)	(9,100)
Borrowings on term loans	—	10,000
Repayments on FILO term loan	—	(10,000)
Prepayment penalties on extinguishment of debt	—	(2,638)
Proceeds from Beyond transaction	5,000	17,000
Payments of debt and equity issuance costs	(1,018)	(1,693)
Cash used in net share settlement of stock options and restricted stock units	(55)	(51)
Proceeds from issuance of common stock	8,000	—
Net cash provided by financing activities	30,529	43,618

Cash and cash equivalents:
Net increase	2,637	2,951
Beginning of the period	3,820	3,805
End of the period	$6,457	$6,756

Supplemental schedule of non-cash activities:
Non-cash accruals for purchases of property and equipment	$465	$516
Non-cash accruals for debt and equity issuance costs	1,004	650

Conversion of convertible note, accrued interest and unamortized debt issuance costs into common stock	$6,705	$—
Common stock issued in exchange for payment of equity issuance costs	574	—

The accompanying notes are an integral part of these financial statements.

THE BRAND HOUSE COLLECTIVE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Note 1 – Description of Business and Basis of Presentation
Nature of business — The Brand House Collective, Inc., formerly known as Kirkland’s, Inc., (the “Company”, “we”, “our” or “us”) is a multi-brand merchandising, supply chain and retail operator, managing a portfolio of iconic home and family brands including Kirkland’s Home and brands associated with Bed Bath & Beyond, Inc. (formerly known as Beyond, Inc., “Beyond”) such as Bed Bath & Beyond Home, Bed Bath & Beyond, buybuy Baby, and Overstock. The Company operated 306 stores in 35 states as of November 1, 2025, as well as e-commerce websites, www.kirklands.com and www.bedbathandbeyondhome.com.
Principles of consolidation — The condensed consolidated financial statements of the Company include the accounts of The Brand House Collective, Inc. and its wholly-owned subsidiaries Kirkland’s Stores, Inc., Kirkland’s DC, Inc., and Kirkland’s Texas, LLC. Significant intercompany accounts and transactions have been eliminated.
Basis of presentation — The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and are presented in accordance with the requirements of Form 10-Q and pursuant to the reporting and disclosure rules and regulations of the United States Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments, including normal recurring accruals, considered necessary for a fair presentation have been included. These financial statements should be read in conjunction with the audited financial statements included in the Company’s Annual Report on Form 10-K filed with the SEC on May 2, 2025.
Seasonality — The results of the Company’s operations for the 13-week and 39-week periods ended November 1, 2025 are not indicative of the results to be expected for any other interim period or for the entire fiscal year due to seasonality factors.
Fiscal year — The Company’s fiscal year ends on the Saturday closest to January 31, resulting in years of either 52 or 53 weeks. Accordingly, fiscal 2025 represents the 52 weeks ending on January 31, 2026, and fiscal 2024 represents the 52 weeks ended on February 1, 2025.
Use of estimates — The preparation of the condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ from the estimates and assumptions used. It should be understood that accounting measurements at interim dates inherently involve greater reliance on estimates than those at fiscal year-end.
Changes in estimates are recognized in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could materially differ from amounts estimated include, but are not limited to, impairment assessments on long-lived assets, inventory reserves, self-insurance reserves, and deferred tax asset valuation allowances.
Jackson, Tennessee distribution center — On May 20, 2025, a tornado impacted the Company’s leased Jackson, Tennessee distribution center, causing damage to the Company’s assets and disruptions to operations, particularly with respect to its e-commerce channel. The Company maintains insurance policies to cover the repair or replacement of the assets that suffered loss or damage, and is working closely with its insurance carriers to ascertain the full amount of insurance proceeds, net of the deductible on the policies, due to the Company as a result of the damages and the loss suffered. The Company’s insurance policies also provide coverage for interruption to the business, including lost profits, and reimbursement for other expenses and costs that have been incurred relating to the damages and losses suffered. In the second quarter of 2025, the Company incurred expenses of $2.0 million, net of insurance proceeds related to damages caused by the tornado, which included the write-off of damaged inventory which is included as a component of costs of sales in the condensed consolidated statement of operations for the period ended November 1, 2025, and freight to move product to temporary storage facilities and professional fees to secure and repair the site which is recorded as a component of other operating expenses in the condensed consolidated statement of operations. At this time, the full amount of combined property damage and business interruption costs and recoveries cannot be estimated, and accordingly, no additional amounts, including amounts for potential insurance recoveries, have been recorded as of November 1, 2025.
Sale of internally developed intangible assets - On September 15, 2025, the Company entered into an amendment to the Existing Purchase Agreement with Beyond that increased the purchase price for the sale of the Kirkland’s brand related intellectual property from $5.0 million to $10.0 million. The Company recorded a gain associated with this agreement that is included in operating loss in the 2025 statements of operations for the 13-week and 39-week periods ended November 1, 2025.
Going concern assessment and management’s plans — The Company’s revenues, results of operations and cash flows have been materially adversely impacted by strategic and macroeconomic factors during the last several fiscal years. The persistently challenging home furnishings retail environment, including reduced consumer spending in the category and increased price sensitivity, has significantly impacted the Company’s performance and liquidity levels. Operating loss and negative cash flows from operations continue to reduce the Company’s liquidity levels. For the 39-week period ended November 1, 2025, the Company reported a net loss of $35.7 million and net cash used in operating activities of $36.0 million compared to a net loss of $31.0 million and net cash used in operating activities of $39.0 million in the prior year period. Further, as of December 15, 2025, the Company had $12.2 million available for borrowing, after the minimum required excess availability covenant, under the revolving credit facility and $20.0 million available to borrow under the Beyond Delayed Draw Term Loan Commitments (defined below).
When conditions and events, in the aggregate, raise substantial doubt about an entity’s ability to continue as a going concern, management evaluates the mitigating effect of its plans to determine if it is probable that the plans will be effectively implemented within the assessment period and, when implemented, will mitigate the relevant conditions and events to alleviate substantial doubt. The Company’s plans are focused on improving its operating results and liquidity through sales growth, cost reductions and additional financing. Throughout fiscal 2024 and 2025, the Company has implemented expense reductions to streamline its cost structure and improve its liquidity profile. The Company believes these actions are necessary as part of improving its profitability and liquidity trajectory, while minimizing any disruption to the Company’s focus on its strategic initiatives and the overall customer experience. The cost-savings initiatives included a reduction in corporate overhead, store payroll, marketing and third-party technology expenses. Additionally, during the 39-week period ended November 1, 2025 and subsequently, the Company has executed a series of debt, equity, and asset sale transactions with Beyond with the aim of increasing its liquidity position.
The Company’s going concern assessment includes the preparation of cash flow forecasts considering the completed financing transactions, annualized savings from cost-savings initiatives and the impact on profitability and cash flow from operations related to both the current elevated tariffs and the likelihood of challenging macroeconomic conditions that further constrain consumer demand, and these factors collectively suggest insufficient liquidity in the near-term. Due to these uncertainties and the consequences they may have on the projected cash flow in the near-term, there is substantial doubt about the Company’s ability to continue as a going concern for a period of at least 12 months from the date of issuance of the condensed consolidated financial statements.
As of February 1, 2025, the Company was in compliance with the financial covenants in the revolving credit facility and the Beyond Credit Agreement (as defined below). However, the Company’s conclusion that substantial doubt exists about its ability to continue as a going concern required an explanatory paragraph in the report of the independent registered public accounting firm on the Company’s financial statements for the fiscal year ended February 1, 2025, which resulted in a violation of affirmative covenants under the revolving credit facility and the Beyond Credit Agreement on May 2, 2025, when the fiscal 2024 Annual Report on Form 10-K was filed with the SEC. On May 7, 2025, the Company received waivers from the lenders under both facilities. As such, the Company has classified the outstanding borrowings under these agreements based on the contractual maturities on the condensed consolidated balance sheet as of November 1, 2025, while most of the Company’s debt was recorded as current as of February 1, 2025.
The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the accompanying consolidated financial statements do not include any adjustments or charges that might be necessary should the Company be unable to continue as a going concern, such as charges related to impairment of the Company’s assets, the recoverability and classification of assets or the amounts and classification of liabilities or other similar adjustments.
Correction of prior interim period immaterial error – During the preparation of the condensed consolidated financial statements for the interim period ended November 1, 2025, management identified an immaterial error related to the accounting for the debt extinguishment with a related party that occurred during the quarter ended August 2, 2025. The immaterial error does not impact the Company’s results of operations, but did result in an understatement of related party debt of $5.2 million and an overstatement of common stock for a corresponding amount as of August 2, 2025 as the gain on debt extinguishment from a related party presented within the condensed consolidated statement of shareholder’s (deficit) equity of $1.2 million should have been recorded as a loss on debt extinguishment with a related party of $4.0 million. As the error is considered immaterial, it has been corrected in the current interim period. Management believes that this correction does not affect the overall financial position or results of operations for the current period.
Note 2 – Related Party
Strategic partnership with Beyond — The Company entered into a strategic partnership with Beyond on October 21, 2024, with the purpose of enabling cohesive collaboration between the companies, leveraging the strengths of each business to drive sustainable profitable growth and value for all stakeholders. As part of this partnership with Beyond, the companies entered into a $17.0 million term loan credit agreement (the “Beyond Credit Agreement”), an $8.0 million subscription agreement (the “Subscription Agreement”), a seven-year collaboration agreement (the “Collaboration Agreement”) and a trademark license agreement (the “Trademark License Agreement”). Proceeds of $17.0 million from the Beyond Credit Agreement, in the form of an $8.5 million non-convertible term loan (“Non-Convertible Term Loan”) and an $8.5 million convertible term loan (“Convertible Term Loan”) were used by the Company to repay its existing FILO term loan (“FILO Term Loan”), including prepayment fees and transaction expenses, and to reduce borrowings under the existing revolving credit facility. The $8.0 million equity purchase under the Subscription Agreement and the mandatory conversion of the Convertible Term Loan with accrued interest were both approved by the Company’s shareholders at the Company’s Special Meeting of Shareholders on February 5, 2025 in accordance with Nasdaq Listing Rules resulting in the issuance of 8,934,465 shares of Common Stock to Beyond, which completed the transaction. On May 7, 2025 the Company entered into an additional $5.2 million term loan (the “Additional Term Loan”) with Beyond to provide flexibility for general working capital purposes and for the support of the Company’s updated store conversion strategy. The Additional Term Loan and the existing $8.5 million term loan (collectively the “Beyond Term Loan”) are convertible into shares of the Company’s common stock at a price determined at the time of such conversion election, but subject to Nasdaq shareholder approval rules, if applicable. On September 15, 2025, the Company entered into an amendment to the Beyond Credit Agreement which provides a delayed-draw term loan in an aggregate principal amount of $20.0 million (the “Beyond Delayed Draw Term Loan Commitments”).
In connection with the closing of the Beyond Amendment and the Fourth Amendment described above, the Company entered into an amendment to the Existing Purchase Agreement (the Existing Purchase Agreement, as amended by the amendment, the “Purchase Agreement”), related to Kirkland’s right, title, and interest in and to its trademarks and domain names comprised of or containing the element KIRKLAND’s increasing the purchase price from $5.0 million to $10.0 million. The consummation of the Purchase Agreement was conditioned upon obtaining the consent of Bank of America, N.A., as Administrative Agent and Collateral Agent for the Lenders (in such capacities, the “Agent”) and the release of all liens on the Kirkland’s Brand, each of which was obtained and documented in the Fourth Amendment dated September 15, 2025. The Purchase Agreement closed concurrently in connection with the closings of the Beyond Amendment and the Fourth Amendment on September 15, 2025, and in connection with the assignment of the Kirkland’s Brand to Beyond, the Amended and Restated Trademark License Agreement dated August 15, 2025 was amended, such that Beyond licenses the Kirkland’s Brand to the Company in connection with the Company’s operation of its then existing Kirkland’s-branded retail stores and e-commerce websites and any other retail stores or e-commerce websites approved by Beyond in its sole discretion (the “Second Amended and Restated Trademark License Agreement”). Pursuant to that amendment, the license with respect to Kirkland’s stores expires upon the earlier of (i) the rebranding or closure of such stores, or (ii) two years from the date of the amendment, and the license for other goods and services is terminable by Beyond upon expiration of the Kirkland’s stores license. Based on the contractual cash flows pursuant to the Second Amended and Restated Trademark License Agreement, the Company has not recognized any royalty expense relative to their use of the intellectual property, which is a relationship with a related party and may not be at arm’s length. For further discussion on the agreements with Beyond, refer to “Note 6 — Fair Value Measures”, “Note 10 — Long-Term Debt”, “Note 11 — Subscription Agreement” and “Note 15 — Subsequent Events”.
Collaboration Agreement fees — Under the terms of the Collaboration Agreement, the Company gave Beyond the right to receive a percentage of future revenues generated by the Company over the life of the Collaboration Agreement. The sale of a percentage of the Company’s future revenue to Beyond has been accounted for as debt financing, as the Company has significant continuing involvement in the generation of the related cash flows. As a result, the Company recorded the proceeds from these fees as debt, which will be accreted in interest expense using the effective interest rate method over the life of the arrangement. The debt was initially recorded at its fair value, net of allocated discount and deferred costs.

The liability and the related interest expense for these fees are based on the Company’s current estimates of future payments expected to be made over the life of the Collaboration Agreement. The Company will periodically assess the expected payments using internal projections. To the extent our future estimates of payments are greater or less than previous estimates, the Company will prospectively recognize related non-cash interest expense. For further discussion refer to “Note 6 — Fair Value Measures”, and “Note 10 — Long-Term Debt”.
Note 3 – Revenue Recognition
Net sales — The Company recognizes revenue at the time of sale of merchandise to customers in its stores. E-commerce revenue is recorded at the estimated time of delivery to the customer. Net sales includes the sale of merchandise, net of returns, shipping revenue, gift card breakage revenue and revenue earned from our private label credit card program and excludes sales taxes.
Sales returns reserve — The Company reduces net sales and estimates a liability for sales returns based on historical return trends, and the Company believes that its estimate for sales returns is a reasonably accurate reflection of future returns associated with past sales. However, as with any estimate, refund activity may vary from estimated amounts. The Company had a liability of approximately $977,000, $1.0 million and $1.2 million reserved for sales returns at November 1, 2025, February 1, 2025 and November 2, 2024, respectively, included in accrued expenses and other liabilities on the condensed consolidated balance sheets. The related sales return reserve products recovery asset included in prepaid expenses and other current assets on the condensed consolidated balance sheets was approximately $555,000, $517,000 and $583,000 at November 1, 2025, February 1, 2025 and November 2, 2024, respectively.
Deferred e-commerce revenue — E-commerce revenue is deferred until the customer takes possession of the merchandise and the sale is complete, as the Company receives payment before completion of its customer obligations. Deferred revenue related to e-commerce orders that have been shipped but not estimated to be received by customers included in accrued expenses and other liabilities on the condensed consolidated balance sheets was approximately $425,000, $607,000 and $1.3 million at November 1, 2025, February 1, 2025 and November 2, 2024, respectively. The related contract assets, reflected in inventories, net on the condensed consolidated balance sheets, totaled approximately $240,000, $330,000 and $636,000 at November 1, 2025, February 1, 2025 and November 2, 2024, respectively.
Gift cards — Gift card sales are recognized as revenue when tendered for payment. While the Company honors all gift cards presented for payment, the Company determines the likelihood of redemption to be remote for certain gift card balances due to long periods of inactivity. The Company uses the redemption recognition method to account for breakage for unused gift card amounts where breakage is recognized as gift cards are redeemed for the purchase of goods based upon a historical breakage rate. In these circumstances, to the extent the Company determines there is no requirement for remitting unredeemed card balances to government agencies under unclaimed property laws, such amounts are recognized in the condensed consolidated statements of operations as a component of net sales.
The table below sets forth selected gift card liability information (in thousands) for the periods indicated:

	November 1, 2025	February 1, 2025	November 2, 2024
Gift card liability, net of estimated breakage (included in accrued expenses and other liabilities)	$9,234	$10,673	$10,137

The table below sets forth selected gift card breakage and redemption information (in thousands) for the periods indicated:

	13-Week Period Ended		39-Week Period Ended
	November 1, 2025	November 2, 2024	November 1, 2025	November 2, 2024
Gift card breakage revenue (included in net sales)	$216	$311	$674	$861
Gift card redemptions recognized in the current period related to amounts included in the gift card contract liability balance as of the prior period	975	1,173	2,424	3,093

Customer loyalty program — The Company has a loyalty program called the K-club that allows members to receive points based on qualifying purchases that are converted into certificates that may be redeemed on future purchases. This customer option is a material right and, accordingly, represents a separate performance obligation to the customer. The related loyalty program deferred revenue included in accrued expenses and other liabilities on the condensed consolidated balance sheets was approximately $1.1 million, $1.5 million, and $1.5 million at November 1, 2025, February 1, 2025 and November 2, 2024, respectively.
Note 4 – Income Taxes
For the 13-week periods ended November 1, 2025 and November 2, 2024, the Company recorded an income tax expense of approximately $23,000, or (0.6)% of the loss before income taxes, compared to expense of approximately $356,000, or (4.9)% of the loss before income taxes, respectively. For the 39-week periods ended November 1, 2025 and November 2, 2024, the Company recorded an income tax expense of approximately $77,000, or (0.2)% of the loss before income taxes, compared to an expense of approximately $549,000, or (1.8)% of the loss before income taxes, respectively. The change in income taxes for the 13-week and 39-week periods ended November 1, 2025, compared to the prior year periods, was primarily due to changes in valuation allowance adjustments and state income taxes.
On July 4, 2025, H.R. 1, a bill to provide for reconciliation pursuant to title II of H. Con. Res. 14, informally known as the One Big Beautiful Bill Act (“OBBBA”), which includes several measures affecting corporations and other business entities, was signed into law. Among these measures, the OBBBA modifies and permanently extends certain expiring provisions of the 2017 Tax Cuts and Jobs Act (“TCJA”), including the restoration of 100% bonus depreciation, which was scheduled to phase out in 2027 under the TCJA. The OBBBA has multiple effective dates, with some provisions taking effect in 2025 and others phased in through 2027. We expect certain provisions of the OBBBA will decrease cash taxes paid in the current fiscal year and may change the timing of cash tax payments in future periods.
The Company recognizes deferred tax assets and liabilities using estimated future tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities, including net operating loss carry forwards. Management assesses the realizability of deferred tax assets and records a valuation allowance if it is more likely than not that all or a portion of the deferred tax assets will not be realized. The Company considers the probability of future taxable income and our historical profitability, among other factors, in assessing the amount of the valuation allowance. Adjustments could be required in the future if the Company estimates that the amount of deferred tax assets to be realized is more than the net amount recorded. Any change in the valuation allowance could have the effect of increasing or decreasing the income tax provision in the condensed consolidated statement of operations based on the nature of the deferred tax asset deemed realizable in the period in which such determination is made. As of November 1, 2025 and November 2, 2024, the Company recorded a full valuation allowance against deferred tax assets.
Note 5 – Loss Per Share
Basic loss per share is computed by dividing net loss by the weighted average number of shares outstanding during each period presented. Diluted loss per share is computed by dividing net loss by the weighted average number of shares outstanding plus the dilutive effect of stock equivalents outstanding during the applicable periods using the treasury stock method and shares issuable upon conversion of convertible notes payable. Diluted loss per share reflects the potential dilution that could occur if options to purchase stock were exercised into common stock, if outstanding grants of restricted stock were vested and if the incremental shares issuable upon conversion of the currently convertible portion of the convertible notes were issued. Stock options, restricted stock units and the currently convertible portion of the convertible notes that were not included in the computation of diluted loss per share, because to do so would have been antidilutive, were approximately 6,024,000 shares and 1,357,000 shares for the 13-week periods ended November 1, 2025 and November 2, 2024, respectively, and 4,423,000 and 1,077,000 shares for the 39-week periods ended November 1, 2025 and November 2, 2024, respectively.
Note 6 – Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. The Company uses a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of their short maturities. The revolving line of credit approximates fair value due to the one, three or six-month interest terms. In fiscal 2024, the Company also had a non-depleting collateral trust with the Company’s workers’ compensation and general liability insurance provider named as beneficiary. The assets in this trust were invested in financial instruments that would fall within Level 1 of the fair value hierarchy, and were approximately $4.8 million as of February 1, 2025 and November 2, 2024, and they were included in other assets on the consolidated balance sheets. On February 19, 2025, the Company dissolved the non-depleting collateral trust and received cash from the trust for the then outstanding balance. The Company posted a $4.3 million letter of credit under the revolving line of credit for the benefit of the Company’s workers’ compensation and general liability insurance provider in lieu of the trust.
Fair value of the Beyond Term Loan, the Convertible Term Loan, the Additional Term Loan, and the Collaboration Agreement fees, which were entered into on October 21, 2024 and amended on May 7, 2025, are summarized as follows (in thousands):

		November 1, 2025		February 1, 2025		November 2, 2024
	Fair Value Hierarchy	Carrying Value(1)	Fair Value	Carrying Value(1)	Fair Value	Carrying Value	Fair Value
Beyond Term Loan(2)	Level 2	$—	$—	$5,531	$7,980	$5,401	$6,393
Convertible Term Loan(2)	Level 2	—	—	6,676	7,003	6,586	7,753
Additional Term Loan(2)	Level 2	11,482	12,215	—	—	—	—
Collaboration Agreement fees(3)	Level 3	6,598	10,098	3,995	5,439	3,806	4,450

(1)	See “Note 10 — Long-Term Debt” for further discussion of the carrying values.
(2)	The fair value was estimated using available market information for debt instruments with similar maturities and credit risk.
(3)
The fair value estimate uses the Company’s estimated future revenue projections over the term of the Collaboration Agreement discounted using current market rates for debt investments with similar maturities and credit risk.

The Company measures certain assets at fair value on a non-recurring basis, including the evaluation of long-lived assets for impairment using Company-specific assumptions, including forecasts of projected financial information that would fall within Level 3 of the fair value hierarchy. The Company uses market participant rents (Level 2 input) to calculate the fair value of right-of-use assets and discounted future cash flows of the asset or asset group using a discount rate that approximates the cost of capital of a market participant (Level 2 input) to quantify fair value for other long-lived assets. See “Note 12 — Impairment” for further discussion.
Note 7 – Commitments and Contingencies
The Company was named as a defendant in a putative class action filed in May 2018 in the Superior Court of California, Miles v. Kirkland’s Stores, Inc. The case was removed to United States District Court for the Central District of California. The complaint alleges, on behalf of Miles and all other hourly Kirkland’s employees in California, various wage and hour violations and seeks unpaid wages, statutory and civil penalties, monetary damages and injunctive relief. Kirkland’s denies the material allegations in the complaint and believes that its employment policies are generally compliant with California law. On March 22, 2022, the District Court denied the plaintiff’s motion to certify in its entirety, and on May 26, 2022, the Ninth Circuit granted the plaintiff’s petition for permission to appeal. The appeal was argued before the Ninth Circuit on November 13, 2023, and on January 8, 2024, the Court issued its opinion affirming the District Court in part and reversing in part. The Ninth Circuit affirmed the denial of certification as to the subclasses related to the security bag check and reversed as to the rest break claim. The Ninth Circuit did not find that there is liability nor that the rest break claim is certified. On February 28, 2025, the District Court dismissed this case in its entirety, without prejudice. On May 2, 2025, a complaint was refiled in this matter in the United States District Court for the Central District of California. The Company filed its answer in June 2025, and continues to believe the case is without merit and intends to vigorously defend itself against the allegations.
The Company was named as a defendant in a putative class action filed in August 2022 in the United States District Court for the Southern District of New York, Sicard v. Kirkland’s Stores, Inc. The complaint alleges, on behalf of Sicard and all other hourly store employees based in New York, that Kirkland’s violated New York Labor Law Section 191 by failing to pay him and the putative class members their wages within seven calendar days after the end of the week in which those wages were earned, rather paying wages on a bi-weekly basis. Plaintiff claims the putative class is entitled to recover from the Company the amount of their untimely paid wages as liquidated damages, reasonable attorneys’ fees and costs. The Company believes the case is without merit and is vigorously defending itself against the allegations.
On June 12, 2024, the Company was sued in Federal Court in Memphis by Rugs America Corp. for allegedly breaching a 2019 letter of understanding between the parties regarding the display and sale of Rugs America rugs in the Company’s stores. Rugs America claims that the Company, among other things, displayed non-Rugs America rugs on its rug fixtures in violation of the understanding and is asking for $5.0 million in damages. The Company maintains that the term of the understanding was for only two years, expiring in 2021, and believes that it was in compliance during the two-year term. On May 30, 2025, the Court granted the Company’s request to assert a counterclaim against Rugs America arising out of Rugs America’s refusal to retrieve the rug racks from Kirkland’s stores, and the Company filed a counterclaim. Discovery is currently pending in this litigation. After discovery is completed, the Company intends to file a motion for summary judgment, asking the Court to dismiss Rugs America’s claims before trial. The Company believes Rugs America’s claim is without merit and intends to vigorously defend itself against the allegations.
The Company is also party to other pending legal proceedings and claims that arise in the normal course of business. Although the outcome of such proceedings and claims cannot be determined with certainty, the Company’s management is of the opinion that it is unlikely that such proceedings and any claims in excess of insurance coverage will have a material effect on its consolidated financial condition, operating results or cash flows.
Note 8 – Stock-Based Compensation
The Company maintains equity incentive plans under which it may grant non-qualified stock options, incentive stock options, restricted stock, restricted stock units, or stock appreciation rights to employees, non-employee directors and consultants. Compensation expense is recognized on a straight-line basis over the vesting periods of each grant. There have been no material changes in the assumptions used to compute compensation expense during the current year. The table below sets forth selected stock-based compensation information (in thousands, except share amounts) for the periods indicated:

	13-Week Period Ended		39-Week Period Ended
	November 1, 2025	November 2, 2024	November 1, 2025	November 2, 2024
Stock-based compensation expense (included in compensation and benefits on the condensed consolidated statements of operations)	$2	$253	$323	$809
Restricted stock units granted	960	10,000	1,977	402,585
Stock options granted	—	—	—	228,126

Note 9 – Share Repurchase Plan
On January 6, 2022, the Company announced that its Board of Directors (the “Board”) authorized a share repurchase plan providing for the purchase in the aggregate of up to $30.0 million of the Company’s outstanding common stock. Repurchases of shares are made in accordance with applicable securities laws and may be made from time to time in the open market or by negotiated transactions. The amount and timing of repurchases are based on a variety of factors, including stock price, regulatory limitations and other market and economic factors. The share repurchase plan does not require the Company to repurchase any specific number of shares, and the Company may terminate the repurchase plan at any time. For the 39-week periods ended November 1, 2025 and November 2, 2024, the Company did not repurchase any shares of common stock under the share repurchase plan. As of November 1, 2025, the Company had approximately $26.3 million remaining under the current share repurchase plan.
Note 10 – Long-Term Debt
Related party debt, net consisted of the following (in thousands):

November 1, 2025
Beyond Term Loan	$13,689
Collaboration Agreement fees	6,598
Total outstanding related party borrowings	20,287
Less: unamortized debt discount and issuance costs	(2,207)
Total related party debt	18,080
Less: current portion of related party debt	(1,538)
Related party debt, net	$16,542

Long-term debt, net consisted of the following (in thousands):

	November 1, 2025	February 1, 2025	November 2, 2024
Revolving line of credit	$61,602	$43,000	$65,000
Non-Convertible Term Loan	—	8,500	8,500
Convertible Term Loan	—	8,500	8,500
Collaboration Agreement fees	—	3,995	3,806
Total outstanding borrowings	61,602	63,995	85,806
Less: unamortized debt discount and issuance costs	—	(4,793)	(5,013)
Total debt	61,602	59,202	80,793
Less: current portion of long-term debt	—	(49,199)	(396)
Long-term debt, net	$61,602	$10,003	$80,397

Revolving Line of Credit
On March 31, 2023, the Company entered into a Third Amended and Restated Credit Agreement (as the same has been amended from time to time, the “2023 Credit Agreement”) with Bank of America, N.A., as administrative agent and collateral agent, and lender. The 2023 Credit Agreement amended the previous Second Amended and Restated Credit Agreement (the “2019 Credit Agreement”) from a $75.0 million senior secured revolving credit facility to a $90.0 million senior secured revolving credit facility. The 2023 Credit Agreement contains substantially similar terms and conditions as the 2019 Credit Agreement including a swingline availability of $10.0 million, a $25.0 million incremental accordion feature and extended its maturity date to March 2028. The fee paid to the lenders on the unused portion of the 2023 Credit Agreement is 25 basis points when usage is greater than 50% of the total commitment amount; otherwise, the fee on the unused portion is 37.5 basis points per annum. As of November 1, 2025, there were $5.8 million in letters of credit outstanding under the 2023 Credit Agreement compared to no outstanding letters of credit outstanding under the 2023 Credit Agreement as of February 1, 2025 and November 2, 2024. For the 13-week periods ended November 1, 2025 and November 2, 2024, the Company recorded interest expense of $1.0 million and $1.2 million, respectively, related to the 2023 Credit Agreement. For the 39-week periods ended November 1, 2025 and November 2, 2024, the Company recorded interest expense of $2.8 million and $3.2 million, respectively, related to the 2023 Credit Agreement.
The Company is subject to a Third Amended and Restated Security Agreement (“Security Agreement”) with its lenders. Pursuant to the Security Agreement, the Company pledged and granted to the administrative agent, for the benefit of itself and the secured parties specified therein, a lien on and security interest in all of the rights, title and interest in substantially all of the Company’s assets to secure the payment and performance of the obligations under the 2023 Credit Agreement.
The maximum availability under the 2023 Credit Agreement is limited by (i) a borrowing base formula, which consists of a percentage of eligible inventory and eligible credit card receivables, less reserves, and (ii) an excess required availability covenant, which limits the Company’s ability to borrow under the 2023 Credit Agreement. On September 15, 2025, the Company entered into a Fourth Amendment to the Third Amended and Restated Credit Agreement (the “Fourth Amendment”), which amended the excess required availability covenant. From the effective date of the Fourth Amendment through February 1, 2026, the Company is required to maintain availability equal to the greater of 10% of the borrowing base formula or $5.0 million. Thereafter, the covenant includes monthly step-ups, reducing the requirement to the greater of 10% of the borrowing base formula or $8.0 million; provided, however, if at any time the Company’s consolidated EBITDA for the immediately preceding trailing three month period is at less than 85% of the Company’s projected consolidated EBITDA, the borrowing base is limited by the greater of 10% of the borrowing base formula or $8.0 million.
FILO Term Loan
On January 25, 2024, the Company entered into a $12.0 million “first-in, last-out” asset-based delayed-draw term loan (the “FILO Term Loan”) with Gordon Brothers Group, via an affiliate entity, 1903P Loan Agent, LLC, as administrative agent and lender. The indebtedness under the FILO Term Loan was subordinated in most respects to the 2023 Credit Agreement. The FILO Term Loan had a maturity date of March 2028, coterminous with the 2023 Credit Agreement. The interest rate of the FILO Term Loan was one-month term SOFR, plus a margin of 9.50%.

Proceeds from the Beyond Credit Agreement were used by the Company to repay and terminate the FILO Term Loan on October 21, 2024. The Company paid $12.6 million, which consisted of $10.0 million of debt principal and $2.6 million of prepayment penalties. The Company recorded a loss on extinguishment of debt related to the termination of the FILO Term Loan of $3.3 million during fiscal year 2024, of which $2.6 million was for the prepayment penalty and the remainder was related to the write-off of unamortized debt issuance costs.
Beyond Credit Agreement
On October 21, 2024, the Company entered into the Beyond Credit Agreement with Beyond as administrative agent and lender. The Beyond Credit Agreement consists of an $8.5 million Convertible Term Loan that was mandatorily convertible into The Brand House Collective’s common stock at a price of $1.85 per share for a total of 4,594,594 shares upon the approval of the Company’s shareholders and an $8.5 million Non-Convertible Term Loan. The maturity date on the Non-Convertible Term Loan is September 30, 2028. The indebtedness under the Beyond Credit Agreement is subordinated to the 2023 Credit Agreement and is not subject to a borrowing base calculation. The Beyond Credit Agreement accrues interest at an annual rate equal to SOFR plus a margin of 275 basis points with no SOFR floor. On February 5, 2025, the Company held a Special Shareholders Meeting during which the shareholders approved the issuance of shares of the Company’s common stock to Beyond. Following the approval of the shareholders, the $8.5 million Convertible Term Loan with accrued interest converted to 4,610,141 shares of common stock at a price of $1.85 per share.
On May 7, 2025, the Company entered into an additional $5.2 million term loan (the “Additional Term Loan”) with Beyond to provide flexibility for general working capital purposes and for the support of the Company’s updated store conversion strategy. The Additional Term Loan consisted of $5.0 million in cash and $0.2 million in unpaid collaboration fees for the first 13 weeks of fiscal 2025 and any accrued and unpaid interest on the $8.5 million existing term loan. The modifications to the Beyond Credit Agreement (and the amended Collaboration Agreement on May 7, 2025 discussed further below) were accounted for as a debt extinguishment, which resulted in a loss on debt extinguishment of $4.0 million for the 39-week period ended November 1, 2025 that is recognized as a component of common stock given the related party nature of the lender.
On September 15, 2025, the Company entered into an amendment with Beyond to provide the Beyond Delayed Draw Term Loan Commitments (the Convertible Term Loan, the Additional Term Loan and the Beyond Delayed Draw Term Loan Commitments, collectively, the “Beyond Term Loans”). In addition, effective May 7, 2025, the agreement also provides Beyond the right to convert any of the outstanding loans under the Beyond Credit Agreement into shares of the Company’s common stock at a price equal to the closing price on Nasdaq on the day prior to the date on which a conversion election is made, up to a number of shares equal to 19.90% of the outstanding shares of the Company’s common stock on May 7, 2025. Beyond has the option to convert up to a greater number of shares, but not more than a number that would result in Beyond, holding for so long as any obligations remain outstanding under the 2023 Credit Agreement, 75% of the total outstanding number of shares of the Company’s common stock after such conversion, provided that such conversion would be subject to Nasdaq shareholder approval rules, if applicable.
Collaboration Agreement Fees
The Company entered into the Collaboration Agreement with Beyond, which outlines the parties’ intentions to collaborate on numerous operating arrangements. Under the original terms of the Collaboration Agreement, the Company will pay Beyond a quarterly collaboration fee equal to 0.25% of the Company’s quarterly retail and e-commerce revenue starting in the first quarter of fiscal 2025 and continuing for the remaining seven-year term of the Collaboration Agreement. This fee will extend an additional two years beyond the Collaboration Agreement if the Beyond Credit Agreement is still outstanding as of the expiration or termination of the Collaboration Agreement. The Company will also pay to Beyond an incentive fee equal to 1.5% of the Company’s incremental growth in e-commerce revenue during the term of the Collaboration Agreement.
On May 7, 2025, the existing collaboration fee payable to Beyond of 0.25% of all revenues increased to 0.50% of brick-and-mortar retail revenues only, to capture the expanded brand opportunity, and in connection therewith, the prior 3.0% royalty fee obligation was eliminated. In addition, on May 7, 2025, the Company also entered into a purchase agreement providing for the future sale to Beyond, for a purchase price of $5.0 million, of Kirkland’s right, title and interest in and to its trademarks and domain names comprised of or containing the element KIRKLAND’S ( the “Kirkland’s Brand”). In connection with the closing of the Beyond Amendment and the Fourth Amendment described above, the Company has entered into an amendment to the Existing Purchase Agreement (the Existing Purchase

Agreement, as amended by the amendment, the “Purchase Agreement”), increasing the purchase price from $5.0 million to $10.0 million. The consummation of the Purchase Agreement was conditioned upon obtaining the consent of Agent and the release of all liens on the Kirkland’s Brand, each of which was obtained and documented in the Fourth Amendment. The Purchase Agreement closed concurrently in connection with the closings of the Beyond Amendment and the Fourth Amendment on September 15, 2025, and in connection with the assignment of the Kirkland’s Brand to Beyond, the Amended and Restated Trademark License Agreement dated August 15, 2025 was amended, such that Beyond licenses the Kirkland’s Brand to the Company in connection with the Company’s operation of its then existing Kirkland’s-branded retail stores and e-commerce websites and any other retail stores or e-commerce websites approved by Beyond in its sole discretion (the “Second Amended and Restated Trademark License Agreement”). Pursuant to that amendment, the license with respect to Kirkland’s stores expires upon the earlier of (i) the rebranding or closure of such stores, or (ii) two years from the date of the amendment, and the license for other goods and services is terminable by Beyond upon expiration of the Kirkland’s stores license.
As payments are remitted to Beyond from the Company, the balance of the liability related to the sale of a percentage of future revenue will be repaid over the life of the Collaboration Agreement. In order to determine the amortization of the liability, the Company is required to estimate the total amount of future payments to Beyond over the life of the Collaboration Agreement. The liability will be accreted to the total of the payments as interest expense over the life of the Collaboration Agreement. At execution, the estimate of this total interest expense resulted in an effective annual interest rate of approximately 19.6%. This estimate contains significant assumptions that impact both the amount recorded at execution and the interest expense that will be recognized over the Collaboration Agreement period. The Company will periodically assess the estimated payments to Beyond and to the extent the amount or timing of such fees is materially different than the original estimates, an adjustment will be recorded prospectively to increase or decrease interest expense. The main factor that could materially affect the amount of the payments is changes in the Company’s estimated retail and e-commerce revenue.
General Terms and Conditions
Borrowings under the 2023 Credit Agreement and the Beyond Credit Agreement are subject to certain conditions and contain customary events of default, including, without limitation, failure to make payments, a cross-default to certain other debt, breaches of covenants, breaches of representations and warranties, a change in control, certain monetary judgments and bankruptcy and ERISA events. Upon any such event of default, the principal amount of any unpaid loans and all other obligations under the 2023 Credit Agreement and the Beyond Credit Agreement may be declared immediately due and payable. As of May 3, 2025, the Company was not in compliance with the financial covenants in the 2023 Credit Agreement and the Beyond Credit Agreement. The Company’s conclusion that substantial doubt exists about the Company’s ability to continue as a going concern required an explanatory paragraph in the report of its independent registered public accounting firm on the Company’s financial statements for the fiscal year ended February 1, 2025, which resulted in a violation of affirmative covenants under the 2023 Credit Agreement and the Beyond Credit Agreement. The Company received waivers from its lenders under both facilities on May 7, 2025. As such, the Company has classified the outstanding borrowings under these agreements as long-term debt on the condensed consolidated balance sheet as of November 1, 2025.
Note 11 – Subscription Agreements
On October 21, 2024, the Company and Beyond entered into the Subscription Agreement. On February 5, 2025, the Company’s shareholders approved at the Special Shareholders Meeting, Beyond’s purchase of $8.0 million of the Company’s common stock at a price of $1.85 per share for a total of 4,324,324 shares. After the $8.0 million equity purchase and the mandatory conversion of the Convertible Term Loan, Beyond owned approximately 40% of the Company’s then outstanding common stock. Beyond is considered a related party due to the significant influence they have over the Company.
On October 18, 2024, the Company and Consensus Securities LLC (“Consensus”), the Company’s financial advisor, entered into a subscription agreement. On February 5, 2025, in connection with completing the Beyond transaction, the Company issued 310,135 shares of common stock to Consensus as partial payment of a $574,000 success fee.
Note 12 – Impairment
The Company evaluates the recoverability of the carrying amounts of long-lived assets when events or changes in circumstances dictate that their carrying values may not be recoverable. This review includes the evaluation of individual under-performing retail stores and the assessment of the recoverability of the carrying value of the assets related to the stores. Future cash flows are projected for the remaining lease life. If the estimated future cash flows are less than the carrying value of the assets, the Company records an impairment charge equal to the difference between the assets’ fair value and carrying value. The fair value is estimated using a discounted cash flow approach, considering such factors as future sales levels, gross margins, changes in rent and other expenses as well as the overall operating environment specific to that store. The amount of the impairment charge is allocated proportionately to all assets in the asset group with no asset written down below its individual fair value.
The table below sets forth impairment information (in thousands, except store counts) for the periods indicated:

	13-Week Period Ended		39-Week Period Ended
	November 1, 2025	November 2, 2024	November 1, 2025	November 2, 2024
Impairment of leasehold improvements, fixtures and equipment at stores	$—	$1	$72	$32
Number of stores with leasehold improvements, fixtures and equipment impairment	—	1	2	1

Note 13 – Segment Information
The Company conducts its business activities and reports financial results as one operating segment and one reportable segment, which includes the Company’s store locations and e-commerce operations. Due to its integrated omni-channel strategy, the Company views e-commerce sales as an extension of its physical store locations. The Company’s chief operating decision maker (“CODM”) is its President and Chief Executive Officer. The CODM assesses performance based on net loss as reported on the Company’s consolidated statements of operations. The CODM considers net income (loss) on a monthly basis when assessing performance of the segment. The significant expense categories regularly provided to the CODM are consistent with the categories included on the consolidated statements of operations. The measure of segment assets is reported on the Company’s consolidated balance sheets as total assets.
Note 14 – New Accounting Pronouncements
New Accounting Pronouncements Not Yet Adopted
In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740) - Improvements to Income Tax Disclosures.” The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted for fiscal years beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued. The amendments should be applied on a prospective basis although retrospective application is permitted. The Company will adopt this standard with its fiscal 2025 annual filing. The Company is currently evaluating the impact of adoption on its financial disclosures.
In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures” which requires entities to disclose more detailed information about certain costs and expenses presented in the income statement, including inventory purchases, employee compensation, selling expenses and depreciation. This ASU is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adoption to determine the impact it may have on its financial disclosures.
Note 15 – Subsequent Events
As previously announced, on November 24, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Beyond and Knight Merger Sub II, Inc., a Delaware corporation and a wholly-owned subsidiary of Beyond (“Merger Sub”). The Merger Agreement provides, among other things, that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Beyond (the “Merger”).
Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, no par value per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time, will be converted into the right to receive 0.1993 shares of Beyond’s common stock, par value $0.0001 per share (“Beyond Common Stock”), plus cash in lieu of any fractional shares of Beyond Common Stock that otherwise would have been issued (such consideration, the “Merger Consideration”). Outstanding equity awards will be eligible to receive Merger Consideration in accordance with the terms of the Company’s Amended and Restated 2002 Equity Incentive Plan and the Merger Agreement.
The Merger is subject to the Company obtaining shareholder approval, a financing condition related to the refinancing or repayment of the Company’s existing asset-based loan with Bank of America, N.A., and other customary closing conditions, including regulatory approvals, and is expected to close in the first quarter of fiscal 2026. If the Merger is consummated, the shares of Company Common Stock currently listed on the Nasdaq Global Select Market (“Nasdaq”) will be delisted from Nasdaq and will subsequently be deregistered under the Securities Exchange Act of 1934, as amended. As previously announced, on November 24, 2025, the Company and its subsidiaries entered into Amendment No. 2 to the Amended and Restated Term Loan Credit Agreement (the “Beyond Amendment”) with Beyond amending the previous Amended and Restated Term Loan Credit Agreement dated May 7, 2025, as amended by that certain Amendment No. 1 to the Amended and Restated Term Loan Credit Agreement, dated September 15, 2025, among the Company and its subsidiaries and Beyond (the “Existing Beyond Credit Agreement”), and the Existing Beyond Credit Agreement as amended by the Beyond Amendment, (the “Amended Beyond Credit Agreement”). Pursuant to the terms of the Amended Beyond Credit Agreement, the existing delayed-draw term loan commitments were increased in the amount of $10.0 million for a total aggregate principal amount of $30.0 million (the “Beyond Delayed Draw Term Loan Commitments”). Also on November 24, 2025, $10.0 million of the Beyond Delayed Draw Term Loan Commitments were drawn and funded, leaving $20.0 million in available Beyond Delayed Draw Term Loan Commitments.
On November 24, 2025, the Company also entered into a Fifth Amendment to the 2023 Credit Agreement (the “Fifth Amendment”). Among other amendments, the Fifth Amendment was entered into to permit the increase to the Beyond Delayed Draw Term Loan Commitments.
As of December 15, 2025, the Company had $20.7 million of outstanding debt and $5.8 million of outstanding letters of credit under its revolving credit facility with $12.2 million available for borrowing, after the minimum required excess availability covenant, and $23.7 million in term loans to Beyond with $20.0 million available under the Beyond Delayed Draw Term Loan Commitments.

Annex A
AGREEMENT AND PLAN OF MERGER

among

BED BATH & BEYOND, INC.

KNIGHT MERGER SUB II, INC.

and

THE BRAND HOUSE COLLECTIVE, INC.

Dated as of November 24, 2025

A-i

A-ii

Exhibits

Exhibit A	Form of Certificate of Merger	A-60

Exhibit B	Form of Articles of Merger	A-61

A-iii

INDEX OF DEFINED TERMS

Definition	Section
Action	3.9
Affiliate	8.3(a)
Agreement	Preamble
Anti-Corruption Laws	3.19
Articles of Merger	1.2(b)
Book-Entry Shares	2.2(c)
Business Day	8.3(b)
Cancelled Shares	2.1(a)(ii)
Certificate of Merger	1.2(b)
Certificates	2.2(c)
Closing	1.2(a)
Closing Date	1.2(a)
Code	Recitals
Collateral Agent	5.19(a)
Company	Preamble
Company 401(k) Plan	5.8
Company Acquisition Proposal	5.4(i)(i)
Company Adverse Recommendation Change	5.4(c)
Company Alternative Acquisition Agreement	5.4(c)
Company Award	3.2(d)
Company Award Consideration	2.3(b)
Company Awards	2.3(b)
Company Board	Recitals
Company Board Recommendation	3.2(d)
Company Bylaws	3.1(b)
Company Charter	3.1(b)
Company Closing Price	8.3(c)
Company Disclosure Letter	III
Company Intervening Event	5.4(i)(ii)
Company Leased Real Property	3.17(a)
Company Material Adverse Effect	8.3(e)
Company Material Contract	3.15(a)
Company Plan	3.11(a)
Company Real Property Leases	3.17(a)
Company Registered IP	3.18(b)
Company RSU	2.3(b)
Company RSU Consideration	2.3(b)
Company SEC Documents	3.5(a)
Company Shareholder Approval	8.3(e)
Company Shareholders Meeting	5.5(a)
Company Shares	2.1(a)(i)
Company Stock Option	2.3(a)
Company Stock Option Consideration	2.3(a)
Company Superior Proposal	5.4(i)(iii)
Company Superior Proposal Notice	5.4(d)(ii)
Company Termination Fee	7.3(b)(iii)
Confidentiality Agreement	5.6
Contract	3.4(a)
control	8.3(f)

A-iv

INDEX OF DEFINED TERMS

Definition	Section
Credit Facility	5.19(a)
Credit Facility Amendment	5.19(a)
Delaware Secretary of State	1.2(b)
DGCL	Recitals
Disinterested Shareholder	8.3(g)
Effect	8.3(e)
Effective Time	1.2(b)
Encumbrance	8.3(l)
Environmental Laws	3.13(c)(i)
Environmental Permits	3.13(c)(ii)
Equity Interest	8.3(m)
ERISA	3.11(a)
ERISA Affiliate	3.11(c)
Exchange Act	3.4(b)
Exchange Agent	2.2(a)
Exchange Fund	2.2(b)
Exchange Ratio	8.3(n)
Form S-4	3.7
Fractional Share Cash Consideration	2.4(b)
GAAP	3.5(b)
Government Official	3.19
Governmental Entity	3.4(b)
Indemnified Parties	5.12(a)
Intended Tax Treatment	Recitals
IRS	3.11(a)
knowledge of Parent	8.3(p)
knowledge of the Company	8.3(q)
Labor Agreement	3.12(a)
Law	3.4(a)
Liens	3.2(c)
Materials of Environmental Concern	3.13(c)(iii)
Maximum Annual Premium	5.12(c)
Measurement Date	3.2(a)
Merger	Recitals
Merger Consideration	2.1(a)(i)
Merger Sub	Preamble
Merger Sub Board	Recitals
Most Recent Company Balance Sheet	3.6
Most Recent Parent Balance Sheet	4.6
Nasdaq	3.4(b)
Net Option Share Amount	2.3(a)
NYSE	4.4(b)
OFAC	8.3(z)
Organizational Documents	8.3(r)
Parent	Preamble
Parent Board	Recitals
Parent Bylaws	4.1(b)
Parent Charter	4.1(b)
Parent Common Stock	Recitals

A-v

INDEX OF DEFINED TERMS

Definition	Section
Parent Disclosure Letter	IV
Parent Material Adverse Effect	8.3(s), 8.3(t)
Parent SEC Documents	4.5(a)
Parent Stock Issuance	Recitals
Parent Stock Options	4.2(a)
Payoff Letter	5.19(a)
Permits	3.10
Permitted Encumbrance	8.3(u)
Person	8.3(v)
Personal Information	8.3(w)
Preferred Stock	3.2(a)
Privacy Laws	8.3(x)
Privacy Requirements	3.19(a)
Process	8.3(y)
Prohibited Person	8.3(z)
Proxy Statement	5.5(a)
Relevant Legal Restraint	6.1(b)
Representatives	5.4(a)
Required Lenders	5.19(a)
Sarbanes-Oxley Act	3.5(a)
SEC	3.5(a)
Securities Act	3.5(a)
Security Incident	8.3(bb)
Subsidiary	8.3(cc)
Surviving Corporation	Recitals
Takeover Laws	3.21
Tax Returns	3.14(d)(i)
Taxes	3.14(d)(ii)
TBCA	Recitals
Tennessee Secretary of State	1.2(b)
Term Loan Credit Facility	5.20, 5.20, 5.20
Termination Date	7.1(b)(i)
Third Party	47
Willful Breach	8.3(dd)

A-vi

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 24, 2025, is made by and among Bed Bath & Beyond, Inc., a Delaware corporation (“Parent”), Knight Merger Sub II, Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and The Brand House Collective, Inc., a Tennessee corporation (the “Company”).
RECITALS
WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Tennessee Business Corporation Act (the “TBCA”), Parent, Merger Sub and the Company have agreed to enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving corporation (the Company, in its capacity as the surviving corporation of the Merger, is sometimes referred to as the “Surviving Corporation”);
WHEREAS, for U.S. federal income Tax purposes, the parties hereto intend that (i) the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (the “Intended Tax Treatment”), and (ii) this Agreement is, and hereby is adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a);
WHEREAS, the board of directors of the Company (the “Company Board”) unanimously (a) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and its shareholders, (b) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement, (c) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Merger and the other transactions contemplated hereby upon the terms and subject to the conditions contained herein and (d) subject to Section 5.4, resolved to recommend that the Company’s shareholders vote to adopt this Agreement;
WHEREAS, the board of directors of Parent (the “Parent Board”) unanimously (a) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Parent and its stockholders, (b) determined that it is in the best interests of Parent and its stockholders, and declared it advisable, to enter into this Agreement, (c) approved the execution and delivery by Parent of this Agreement, the performance by Parent of its covenants and agreements contained herein and the consummation of the Merger and the other transactions contemplated hereby upon the terms and subject to the conditions contained herein and (d) resolved to approve the issuance of common stock, par value $0.0001 per share, of Parent (“Parent Common Stock”) pursuant to the Merger as contemplated by, and subject to the terms and conditions set forth in, this Agreement (the “Parent Stock Issuance”);
WHEREAS, the board of directors of Merger Sub (the “Merger Sub Board”) (a) approved this Agreement and declared its advisability and (b) resolved to recommend the adoption of this Agreement by the sole stockholder of Merger Sub;
WHEREAS, Parent, as the sole stockholder of Merger Sub, shall adopt this Agreement immediately following the execution of this Agreement upon the recommendation of the Merger Sub Board; and
WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the other transactions contemplated by this Agreement and also to prescribe certain terms and conditions to the Merger as specified herein.

AGREEMENT
NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:
ARTICLE I
THE MERGER
Section 1.1 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time and in accordance with the DGCL and the TBCA, Merger Sub shall be merged with and into the Company pursuant to which (i) the separate corporate existence of Merger Sub shall cease, (ii) the Company shall be the Surviving Corporation in the Merger and shall continue its corporate existence under the laws of the State of Tennessee as a direct, wholly owned Subsidiary of Parent and (iii) all of the properties, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation, and all of the debts, liabilities, restrictions, obligations and duties of the Company will become the debts, liabilities, restrictions, obligations and duties of the Surviving Corporation, all as provided under the DGCL and the TBCA.
Section 1.2 Closing; Effective Time.
(a) The closing of the Merger (the “Closing”) shall take place at 9:00 a.m., Eastern time, no later than the third (3rd) Business Day following the satisfaction or, to the extent permitted hereunder and by applicable Law, waiver of the last to be satisfied or waived of all conditions to the parties’ respective obligations to effect the Merger set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder and by applicable Law, waiver of those conditions at the Closing), at the offices of Latham & Watkins LLP, 330 North Wabash Avenue, Suite 2800, Chicago, Illinois 60611, unless another date, time or place is agreed to in writing by Parent and the Company; provided, that the Closing may occur remotely via electronic exchange of required Closing documentation in lieu of an in-person Closing, and the parties shall cooperate in connection therewith. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”
(b) Subject to the provisions of this Agreement, at the Closing, the parties shall cause (i) a certificate of merger with respect to the Merger in the form set forth as Exhibit A hereto (the “Certificate of Merger”) to be duly executed and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), in accordance with the relevant provisions of the DGCL, and (ii) articles of merger with respect to the Merger in the form set forth as Exhibit B hereto (the “Articles of Merger”) to be duly executed and filed with the Secretary of State of the State of Tennessee (the “Tennessee Secretary of State”), in accordance with the relevant provisions of the TBCA. The Merger shall become effective upon the filing of the Certificate of Merger with the Delaware Secretary of State or at such other time as the parties may mutually agree to in writing and as shall be specified in the Certificate of Merger. The date and time when the Merger shall become effective is herein referred to as the “Effective Time.”
Section 1.3 Effects of the Merger. The Merger shall have the effects provided for in this Agreement and in the applicable provisions of the DGCL and the TBCA.
Section 1.4 Certificate of Incorporation and Bylaws. From and after the Effective Time, subject to Section 5.10, the certificate of incorporation and the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation and bylaws, respectively, of the Surviving Corporation, with such changes as reasonably required in accordance with applicable Law, until thereafter changed or amended as provided therein or by applicable Law (and subject to the provisions of Section 5.10).
Section 1.5 Directors; Officers. From and after the Effective Time, (i) the directors of Merger Sub immediately prior to the Effective Time shall be the only directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified and (ii) the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.
Section 1.6 Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company or Merger Sub, as applicable, acquired or to be acquired by the Surviving Corporation as a result of or in connection with the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name of and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each such corporation or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation, or otherwise to carry out this Agreement.
ARTICLE II
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES
Section 2.1 Conversion of Capital Stock.
(a) Subject to the terms and conditions of this Agreement, at the Effective Time, automatically, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of capital stock of the Company, Parent or Merger Sub, and subject to the provisions of this Article II:
(i) each share of common stock, no par value, of the Company (such shares, collectively, the “Company Shares”) issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares), shall be converted automatically into and shall thereafter represent the right to receive, without interest, a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio, rounded down to the nearest whole share as contemplated by Section 2.4 with respect to fractional shares and any required withholding of Taxes pursuant to Section 2.5 (together with the Fractional Share Cash Consideration, the “Merger Consideration”).
(ii) each Company Share held in the treasury of the Company or held directly by Parent, any Subsidiary thereof, including Merger Sub, the Company or any wholly-owned Subsidiary of the Company immediately prior to the Effective Time shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor (such shares, the “Cancelled Shares”); and
(iii) each share of common stock, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation with the same rights, powers, and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.
(b) If at any time during the period between the date of this Agreement and the Effective Time (and as permitted by Article V), any change in the outstanding shares of capital stock of Parent or the Company, or securities convertible into or exchangeable into or exercisable for shares of such capital stock, shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, merger or other similar transaction, then the Merger Consideration and any other amounts payable pursuant to this Agreement shall be adjusted to the extent appropriate to provide the same economic effect as contemplated by this Agreement prior to such action; provided, that nothing in this Section 2.1 shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement. In addition to the foregoing, if Parent makes any dividend of cash or other property in respect of the capital stock of Parent the record date of which occurs prior to the Effective Date that would adversely affect the Company shareholders in a manner disproportionate to Parent and its shareholders, then the Exchange Ratio shall be subject to equitable adjustment as determined by Parent in good faith and in its sole discretion to provide the same economic effect as contemplated by this Agreement prior to such action.
Section 2.2 Exchange and Payment.
(a) Appointment of Exchange Agent. Prior to the mailing of the Proxy Statement, Parent shall enter into an agreement (in a form reasonably acceptable to the Company) with a nationally recognized financial institution or trust company to act as an exchange agent (the “Exchange Agent”) for the purpose of paying the Merger Consideration and the Exchange Agent’s other responsibilities under this Agreement.
(b) Prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Exchange Agent (i) the aggregate Fractional Share Cash Consideration payable in the Merger to holders of Company Shares and

(ii) evidence of Parent Common Stock in book-entry form representing the number of shares of Parent Common Stock sufficient to deliver the aggregate Merger Consideration payable in the Merger to holders of Company Shares (such cash and book-entry shares, together with any dividends or distributions with respect thereto, the “Exchange Fund”). The Exchange Fund shall not be used for any purpose other than to fund payments in respect of Company Shares converted into Merger Consideration pursuant to Section 2.1(a), except as provided in this Agreement (including payment of the Fractional Share Cash Consideration). Parent shall pay all charges and expenses of the Exchange Agent incurred by it in connection with the exchange of Company Shares for the Merger Consideration.
(c) As promptly as reasonably practicable after the Effective Time (but in no event later than three (3) Business Days after the Effective Time), the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of an outstanding certificate or outstanding certificates (“Certificates”) that immediately prior to the Effective Time represented outstanding Company Shares that were converted into the right to receive the Merger Consideration with respect thereto pursuant to Section 2.1(a), (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of such Certificates in exchange for the Merger Consideration payable with respect thereto pursuant to Section 2.1(a), the Fractional Share Cash Consideration payable pursuant to (a) and any dividends or other distributions such holder is entitled to receive pursuant to Section 2.2(i) below. Upon surrender of a Certificate to the Exchange Agent, together with such letter of transmittal, duly completed, in proper form and validly executed in accordance with the instructions thereto, with all required enclosures and attachments, with respect to such Certificates, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Company Share formerly represented by such Certificate (subject to deduction for any required withholding Tax), and the Certificate so surrendered shall forthwith be cancelled and any shares of Parent Common Stock issued in connection with the foregoing shall be in non-certificated book-entry form. As promptly as reasonably practicable after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to deliver to each holder of record immediately prior to the Effective Time of (1) uncertificated Company Shares represented by book entry (“Book-Entry Shares”) and (2) Certificates, the Merger Consideration payable with respect thereto pursuant to Section 2.1(a), the Fractional Share Cash Consideration payable pursuant to (a) and any dividends or other distributions such holder is entitled to receive pursuant to Section 2.2(i) below, in each case without the need for receipt of any further documentation, including any “agent’s message” or other evidence of surrender. The shares of Parent Common Stock issued in connection with the foregoing shall be in non-certificated book-entry form. No interest will be paid or accrued for the benefit of holders of Certificates or Book-Entry Shares on the Merger Consideration payable in respect of Certificates or Book-Entry Shares.
(d) If payment of the Merger Consideration or Fractional Share Cash Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not applicable.
(e) Until surrendered as contemplated hereby, each Certificate or Book-Entry Share shall, at any time after the Effective Time, represent only the right to receive the applicable Merger Consideration provided in this Agreement and any dividends or other distributions such holder is entitled to receive pursuant to Section 2.2(i) below, in each case, in respect of Company Shares theretofore represented by such Certificate or Book-Entry Shares, as applicable, without any interest thereon.
(f) The Merger Consideration and any dividends or other distributions payable pursuant to Section 2.2(i) paid upon the surrender of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Shares formerly represented by such Certificates or Book-Entry Shares. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Company Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates and Book-Entry Shares representing the Company Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II.
(g) The Exchange Agent shall, if directed by Parent in its sole discretion, invest any cash included in the Exchange Fund as directed by Parent, on a daily basis; provided, that any investment of such cash shall in all events be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. If for any reason (including investment losses) the cash in the Exchange Fund is insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall cause the Surviving Corporation to promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations. Any interest and other income resulting from such investments shall be payable to the Surviving Corporation or such other party as may be determined by Parent.
(h) At any time following the date that is twelve (12) months after the Effective Time, the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) which have been made available to the Exchange Agent and which have not been disbursed to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look to Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration (and any dividends or other distributions payable with respect thereto pursuant to Section 2.2(i)) payable upon due surrender of their Certificate or Book-Entry Shares. Notwithstanding the foregoing, neither the Surviving Corporation nor Parent shall be liable to any holder of Company Shares for any amounts paid to a public official pursuant to applicable abandoned property, escheat, or similar Laws. Any amounts remaining unclaimed by holders of the Company Shares two (2) years after the Effective Time, or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation (or, at the option of Parent, Parent) free and clear of any claims or interest of any Person previously entitled thereto.
(i) If any Certificate shall have been lost, stolen or destroyed, upon the holder’s compliance with the replacement requirements established by the Exchange Agent, including, if necessary, an indemnity by such Person for any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, the Fractional Share Cash Consideration and any dividends or other distributions payable with respect thereto pursuant to Section 2.2(i), payable in respect thereof pursuant to this Agreement.
(j) No dividends or other distributions declared or made after the Effective Time with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of Parent Common Stock that the holder thereof has the right to receive upon the surrender thereof, and no Fractional Share Cash Consideration shall be paid to any such holder pursuant to Section 2.4(b), in each case until the holder of such Certificate or Book-Entry Share shall have surrendered such Certificate or Book-Entry Share in accordance with this Article II. Following the surrender of any Certificate or Book-Entry Share, there shall be paid promptly to the holder of the Certificate or Book-Entry Share representing shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock and the Fractional Share Cash Consideration to which such holder is entitled pursuant to Section 2.4(b) and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.
Section 2.3 Treatment of Options and Other Equity-Based Awards.
(a) Company Stock Options. At the Effective Time, subject to and in accordance with the terms of the Company Stock Plan, each option to purchase Company Shares (“Company Stock Option” ) that is outstanding as of immediately prior to the Effective Time, will automatically, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into the right to receive, without interest and subject to applicable withholding Taxes, a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to (i) the Net Option Share Amount multiplied by (ii) the Exchange Ratio, plus any Fractional Share Cash Consideration in accordance with Section 2.4 (the “Company Stock Option Consideration”). For purposes of this Agreement, “Net Option Share Amount” means, with respect to each Company Stock Option, the quotient obtained by dividing (A) the product of (1) the excess, if any, of the Company Closing Price over the exercise price per Company Share subject to such Company Stock Option as of immediately prior to the Effective Time multiplied by (2) the number of Company Shares subject to such Company Stock Option immediately prior to the Effective Time, by (B) the Company Closing Price. For the avoidance of doubt, any Company Stock Option with an exercise price equal to or in excess of the Company Closing Price shall be cancelled and have no further force or effect by virtue of the Merger without any action on the part of the holder thereof and without any payment to the holder thereof.
(b) Company Restricted Stock Units. At the Effective Time, subject to and in accordance with the terms of the Company Stock Plan, each Company restricted share unit (“Company RSU,” together with the Company Stock Options, the “Company Awards” ) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will automatically, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, fully vest and be converted into the right to receive, without interest and subject to applicable withholding Taxes, a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to (i) the number of Company Shares subject to such Company RSU immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, plus any Fractional Share Cash Consideration in accordance with Section 2.4 (the “Company RSU Consideration,” together with the Company Stock Option Consideration, the “Company Award Consideration” ).
(c) Payment Procedures. At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Exchange Agent the Company Award Consideration inclusive of (i) the aggregate Fractional Share Cash Consideration payable in the Merger to holders of Company Awards and (ii) evidence of Parent Common Stock in book-entry form representing the number of shares of Parent Common Stock sufficient to deliver the aggregate Company Award Consideration payable in the Merger to holders of Company Awards, which amount of cash and Parent Common Stock shall be deemed to be a part of the Exchange Fund, subject to Section 2.2 herein, and shall not be used for any purpose other than to fund payments in respect of Company Awards pursuant to this Section 2.3. Notwithstanding anything to the contrary contained in this Agreement, to the extent any Company RSU or Company Stock Option may constitute “nonqualified deferred compensation” subject to Section 409A of the Code, any payment made in respect thereof shall be paid on the applicable payment date for such Company RSU or Company Stock Option, as applicable, if required to comply with or be exempt from Section 409A of the Code.
Section 2.4 No Fractional Shares.
(a) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares or any other provision of Article II, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent.
(b) Notwithstanding any other provision of this Agreement, each holder of Company Shares converted pursuant to the Merger who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (or holder of other equity interests of the Company who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock pursuant to the provisions of Section 2.3) (after aggregating all fractional shares of Parent Common Stock otherwise issuable to such holder pursuant to Section 2.1(a)) shall, in lieu thereof and upon surrender of such holder’s Certificates and Book-Entry Shares, as applicable, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest and subject to any required tax withholding, determined by multiplying such fraction by the Parent Closing Price (the “Fractional Share Cash Consideration”). No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock that would otherwise have been issuable as part of the Merger Consideration. As soon as practicable after the determination of the amount of the Fractional Share Cash Consideration, if any, to be paid to holders of the Company Shares in respect of any fractional shares, the Exchange Agent shall make available such amounts to the holders of the Company Shares entitled to receive such cash. The payment of Fractional Share Cash Consideration in lieu of fractional share interests pursuant to this Section 2.4(b) is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractional share interests in the exchange.

Section 2.5 Tax Withholding. Each of Parent, the Exchange Agent, Merger Sub, the Company, the Surviving Corporation and their respective Affiliates, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement, any amounts as are required to be deducted and withheld with respect to the making of such payment pursuant to the Code or any other applicable Tax Law. In the event any such deduction and withholding required to be made in respect of Parent Common Stock to be received by a holder of Company Shares in the Merger or with respect to Company Award Consideration, such deduction and withholding shall be satisfied by reducing the number of shares of Parent Common Stock to which such holder otherwise would be entitled under this Agreement by a number of shares equal to (x) the dollar amount of such deduction and withholding, divided by (y) the Parent Closing Price. To the extent that amounts are so deducted or withheld and, if required, paid over to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except (a) as disclosed or reflected in the Company SEC Documents filed and publicly available after January 1, 2023 but at least two (2) Business Days prior to the date of this Agreement (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature, in each case, other than any specific factual information contained therein), or (b) as set forth in the disclosure letter delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Agreement to the extent to which the relevance of such information is reasonably apparent on its face that such disclosure also qualifies or applies to such other section or subsections), the Company represents and warrants to Parent and Merger Sub as follows:
Section 3.1 Organization, Standing and Power.
(a) The Company (i) is a corporation duly organized, validly existing and in good standing under the Laws of the State of Tennessee, (ii) has all requisite corporate or organizational, as the case may be, power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and proposed to be conducted in all material respects and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, with respect to clauses (ii) and (iii), for any such failure to have such power and authority or to be so qualified or licensed or in good standing that, individually or in the aggregate, would not be, and would not reasonably be expected to be, materially adverse to the Company or its Subsidiaries, taken as a whole.
(b) The Company has previously furnished or otherwise made available to Parent a true and complete copy of the Company’s certificate of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”), in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. The Company is not in material violation of any provision of the Company Charter or Company Bylaws.
(c) Each of the Company’s Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in each case of clauses (i), (ii) and (iii), that, individually or in the aggregate, would not be, and would not reasonably be expected to be, materially adverse to the Company or its Subsidiaries, taken as a whole.
(d) The Company has previously furnished or otherwise made available to Parent a true and complete copy of the Organizational Documents of each Subsidiary of the Company, in each case as amended to the date of this Agreement, and each such Organizational Document as so delivered is in full force and effect. Except as would not be, and would not reasonably be expected to be, materially adverse to the Company or its Subsidiaries, taken as a whole, no such Subsidiary is in violation of any of the provisions of such Organizational Documents.

Section 3.2 Capital Stock.
(a) The authorized capital stock of the Company consists of (i) 80,000,000 Company Shares and (ii) 10,000,000 shares of preferred stock, no par value (the “Preferred Stock”). As of November 19, 2025 (the “Measurement Date”), (1) 22,461,383 Company Shares were issued and outstanding, all of which were validly issued, fully paid and nonassessable and were free of preemptive rights, (2) no Company Shares were held in treasury, (3) no shares of Preferred Stock were outstanding, (4) an aggregate of 1,757,160 Company Shares were subject to or otherwise deliverable in connection with outstanding Company RSUs, (5) 258,164 Company Shares were issuable upon the exercise of outstanding Company Stock Options, and (6) 3,319,738 Company Shares were available for issuance of future awards under the Company Equity Plans (assuming all Company Awards are settled in Company Shares) and no other Company Shares were available for issuance of future awards under any other Company equity compensation plan or arrangement.
(b) Except as set forth above and except for changes since the Measurement Date resulting from the exercise of Company Stock Options outstanding on such date, as of the date of this Agreement, (1) there are not outstanding or authorized any (A) shares of capital stock or other Equity Interests of the Company, (B) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Company or any of its Subsidiaries or (C) options or other rights to acquire from the Company or any of its Subsidiaries, and no obligation of the Company or any of its Subsidiaries to issue, any capital stock or Equity Interests of the Company or any of its Subsidiaries, (2) there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock or Equity Interests of the Company or any of its Subsidiaries, (3) there are no Liens relating to the issued or unissued capital stock of the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries is a party, (4) there are no bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries issued and outstanding having the right to vote (or convertible or exercisable or exchangeable for securities having the right to vote) on any matters on which shareholders of the Company may vote, and (5) there is no Contract to which the Company or any of its Subsidiaries is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Company Shares or capital stock or other Equity Interests of any of the Company’s Subsidiaries.
(c) Each of the outstanding shares of capital stock of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares are owned by the Company or another wholly-owned Subsidiary of the Company and are owned free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges, options, calls, warrants, preemptive rights, conversion rights, rights of first refusal or other rights, agreements, arrangements or other commitments or other Encumbrances (collectively, other than Encumbrances under applicable securities Laws, “Liens”) of any nature whatsoever, except where any such failure to own any such shares free and clear, individually or in the aggregate, has not been and would not be materially adverse to the Company or its Subsidiaries, taken as a whole. Section 3.2(c) of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company and its jurisdiction of incorporation or organization.
(d) With respect to each Company RSU and Company Stock Option granted under the Company Equity Plans as of the Measurement Date (each, a “Company Award”), Section 3.2(d) of the Company Disclosure Letter sets forth, as of the Measurement Date: (i) the name or identification number of each holder of such Company Award; (ii) the type of Company Award; (iii) the name of the relevant Company Equity Plan under which the Company Award was issued; (iv) the date of grant; (v) the relevant vesting schedule and, if applicable, performance metrics, for the Company Award; (vi) the number of vested and unvested Company Shares covered by such Company Award; (vii) any portion of the Company Award, if applicable, that has been forfeited, cancelled or exercised; (viii) a description of the accelerated vesting, if applicable, for each Company Award, in connection with the transactions contemplated by this Agreement; (ix) the cash exercise price per Company Share of such Company Award, if applicable; and (x) the applicable expiration date.
(e) All Company Awards were issued under the Amended and Restated Kirkland’s, Inc. 2002 Equity Incentive Plan (as amended from time to time, the “Company Stock Plan”). All Company Awards were duly issued under the Company Stock Plan. No Company Stock Option has an exercise price less than the fair market value of a Company Share on the date such Company Stock Option was granted, as determined in accordance with Section 409A of the Code.

Section 3.3 Authority. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the Company Shareholder Approval, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to obtaining the Company Shareholder Approval. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). As of the date hereof, the Company Board has, at a meeting duly called and held, (a) unanimously adopted resolutions (i) determining that the transactions contemplated by this Agreement, including the Merger, are advisable, fair to and in the best interests of the Company and its shareholders, (ii) approving, adopting and declaring advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, (iii) directing that this Agreement be submitted to the shareholders of the Company for its adoption, and (iv) recommending that the Company’s shareholders adopt this Agreement (the “Company Board Recommendation”) and (b) resolved to include the Company Board Recommendation in the Proxy Statement. The Company Shareholder Approval is the only vote or consent of the holders of any class or series of capital stock of the Company necessary to approve this Agreement or the Merger or the other transactions contemplated hereby.
Section 3.4 No Conflict; Consents and Approvals.
(a) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not (i) conflict with or violate the Company Charter or Company Bylaws or the equivalent Organizational Documents of any of the Company’s Subsidiaries, (ii) result in the creation of any Lien upon any assets of the Company or any of its Subsidiaries that is material to the operation of the Company and its Subsidiaries or the suspension, revocation or forfeiture of any material franchise, permit or license granted by a governmental authority to the Company or any of its Subsidiaries, other than liens under federal or state securities laws, (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under any material indenture or other agreement or instrument evidencing material indebtedness binding upon the Company or any of its Subsidiaries or their respective assets, or give rise to a right of any third party thereunder to require any material payment, repurchase or redemption to be made by the Company or any of its subsidiaries, or give rise to a right of, or result in, termination, cancellation or acceleration of any material obligation thereunder, (iv) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (iv) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any law, rule, regulation, order, judgment or decree (collectively, “Law”) applicable to the Company or any of its Subsidiaries or by which any of their respective properties are bound or (v) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties are bound, except, in the case of clauses (iv) and (v), for any such conflict, breach, violation, default, loss, right or other occurrence that, individually or in the aggregate, would not be, and would not reasonably be expected to be, materially adverse to the Company or its Subsidiaries, taken as a whole.
(b) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any governmental or regulatory (including stock exchange) authority, agency, court commission, or other governmental body (each, a “Governmental Entity”), except for (i) such filings as may be required under applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, and under state securities, takeover and “blue sky” laws, (ii) such filings as necessary to comply with the applicable requirements of The Nasdaq Stock Market (“Nasdaq”), (iii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, (iv) the filing with the Secretary of State of the State of Tennessee of the Articles of Merger, and (v) any such consent, approval, authorization, permit, action, filing or notification, in each case with respect to a Governmental Entity, the failure of which to make or obtain that, individually or in the aggregate, would not be, and would not reasonably be expected to be, materially adverse to the Company or its Subsidiaries, taken as a whole. The Company has taken all appropriate actions so that the restrictions on business combinations contained in TBCA Sections 48-103-205 and 48-103-206 will not apply with respect to or as a result of the consummation of the transactions contemplated hereby, without any further action on the part of the Company’s shareholders or the Company Board.
Section 3.5 SEC Reports; Financial Statements.
(a) The Company has timely filed, furnished or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the U.S. Securities and Exchange Commission (the “SEC”) since January 1, 2023 (all such forms, reports, statements, certificates and other documents filed since January 1, 2023 and prior to the date hereof, collectively, the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment, each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act, and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed. As of their respective filing dates (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such amendment or superseding filing), none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company has been required to file any forms, reports or other documents with the SEC at any time since January 1, 2023. Since January 1, 2023 no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (as amended from time to time, the “Sarbanes-Oxley Act”). Neither the Company nor any of its executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.
(b) The audited consolidated financial statements of the Company (including any related notes thereto) included in or incorporated by reference in the Company SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q or any successor form under the Exchange Act, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); (iii) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated subject, with respect to unaudited interim statements, to normal and recurring year-end adjustments.
(c) The Company maintains, and at all times since January 1, 2023 has maintained, disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC under the Exchange Act. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended February 1, 2025, and such assessment concluded that such controls were effective and the Company’s independent registered accountant has issued an attestation report concluding that the Company maintained effective internal control over financial reporting as of February 1, 2025. The Company has disclosed, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting and

(ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof.
(d) Since January 1, 2023, (i) none of the Company or any Subsidiary of the Company nor, to the knowledge of the Company, any director or officer of the Company or any Subsidiary of the Company has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary of the Company or any material complaint, allegation, assertion or claim from employees of the Company or any Subsidiary of the Company regarding questionable accounting or auditing matters with respect to the Company or any Subsidiary of the Company, and (ii) to the knowledge of the Company, no attorney representing the Company or any Subsidiary of the Company, whether or not employed by the Company or any Subsidiary of the Company, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company, any Subsidiary of the Company or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof, or to the General Counsel or Chief Executive Officer of the Company.
(e) As of the date hereof, the Company is in compliance in all material respects with all current listing requirements of Nasdaq.
(f) Neither the Company nor any Subsidiary of the Company is a party to, or has a commitment to effect, enter into or create, any joint venture, or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).
(g) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents, and none of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review or investigation.
Section 3.6 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities of any nature or type, whether accrued, absolute, determined, contingent, secondary, direct or otherwise and whether due or to become due or required to be reflected in the Company’s financial statements, except for: (i) liabilities disclosed in the financial statements (including any related notes) contained in the most recent audited balance sheet included in the Company SEC Documents (the “Most Recent Company Balance Sheet”); (ii) liabilities incurred in the ordinary course of business since the date of the Most Recent Company Balance Sheet; (iii) liabilities that, individually or in the aggregate, are not, and would not reasonably be expected to become, materially adverse to the Company and its Subsidiaries, taken as a whole; and (iv) liabilities and obligations incurred in connection with the transactions contemplated by this Agreement.
Section 3.7 Certain Information. The information supplied or to be supplied by the Company specifically for inclusion in the registration statement on Form S-4 to be filed by Parent in connection with the Parent Stock Issuance (as amended or supplemented from time to time, the “Form S-4”) shall not, at the time that the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by or on behalf of Parent or Merger Sub specifically for inclusion in the Form S-4. At the date the Proxy Statement, or any amendment or supplement thereof, is first mailed to the shareholders of the Company and at the time of the Company Shareholders Meeting, the Proxy Statement (or any amendment or supplement thereof, as applicable) will contain all information required to be included therein by the Company’s Organizational Documents and the TBCA and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that, in each case, no representation or warranty is made by the Company with respect to statements made therein based on information supplied by or on behalf of Parent or Merger Sub specifically for inclusion in the Proxy Statement.
Section 3.8 Absence of Certain Changes or Events. Since January 1, 2025 through the date of this Agreement, (a) the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business in all material respects and in a manner consistent with past practice, and neither the Company nor any of its Subsidiaries has undertaken any action that if proposed to be taken after the date of this Agreement would require Parent’s consent pursuant to Section 5.1(b)(iii), (v), (ix), (x), (xi), (xiv), (xviii) or, as it relates to any of the foregoing clauses, Section 5.1(b)(xx), and (b) there has not been any Effect that has constituted or resulted in, or that would reasonably be expected to constitute or result in, a Company Material Adverse Effect.
Section 3.9 Litigation. Except as, individually or in the aggregate, is not materially adverse to the Company and its Subsidiaries, taken as a whole, (a) there is no suit, claim, action, proceeding, arbitration, mediation or investigation, whether civil, legal or administrative, before any court or public or private body or tribunal or other Governmental Entity (each, an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets, (b) neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is or are subject to any judgment, order, injunction, rule or decree of any Governmental Entity and (c) there are no subpoenas, civil investigative demands or other written requests for information issued to the Company or any of its Subsidiaries relating to potential or actual violations of any Law that are pending or, to the knowledge of the Company, threatened, or any investigations or claims against or affecting the Company or any of its Subsidiaries, or any of their respective properties or assets, relating to potential or actual violations of any Law.
Section 3.10 Compliance with Laws. The Company and each of its Subsidiaries are in compliance with, and have maintained and enforced policies and procedures reasonably designed to promote compliance with, all Laws applicable to them or by which any of their respective properties are bound, except where any non-compliance, individually or the aggregate, has not been, and would not reasonably be expected to be, materially adverse to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has, during the three (3)-year period prior to the date of this Agreement: (i) to the knowledge of the Company, received any written notice or verbal notice from any Governmental Entity regarding any potential or actual material violation by the Company or any of its Subsidiaries of any Law; or (ii) provided any notice to any Governmental Entity regarding any potential or actual material violation by the Company or any of its Subsidiaries of any Law. The Company and its Subsidiaries have in effect all permits, registrations, licenses, exemptions, authorizations, franchises, orders, clearances and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their properties and to carry on their businesses as now conducted, except for any Permits the absence of which, individually or in the aggregate, has not been, and would not reasonably be expected to be, materially adverse to the Company and its Subsidiaries, taken as a whole. Except as, individually or in the aggregate, has not been, and would not reasonably be expected to be, materially adverse to the Company and its Subsidiaries, taken as a whole, (w) all of the Company and its Subsidiaries’ Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in any modification, termination or revocation thereof and, to the knowledge of the Company, no suspension or cancellation of any such Permit is threatened, (x) no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any such Permit (y) all fees and assessments due and payable in connection with such Permits have been timely paid, and (z) the Company and each of its Subsidiaries is in compliance with the terms and requirements of all such Permits. There are no Actions pending or, to the knowledge of the Company, threatened, that seek the revocation, cancellation or modification of any Permit. Neither the Company nor its Subsidiaries have, since January 1, 2023, received written notice of any charge, claim or assertion alleging any violations of or noncompliance with any Permit, nor to the knowledge of the Company, has any charge, claim or assertion been threatened, except as, individually or in the aggregate, has not been, and would not reasonably be expected to be, materially adverse to the Company and its Subsidiaries, taken as a whole.
Section 3.11 Benefit Plans.
(a) Section 3.11(a) of the Company Disclosure Letter sets forth a true and complete list of each Company Plan. For purposes of this Agreement, “Company Plan” means each “employee benefit plan” (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), each “multiemployer plan” (within the meaning of ERISA section 3(37)), and each bonus (including transaction bonus), incentive compensation, stock appreciation right, phantom stock, stock option, restricted stock, restricted stock unit, performance stock, performance stock unit, employee stock ownership, stock purchase, equity or equity-based, deferred compensation, change in control, employment, vacation, holiday, sick leave, retention, severance, retirement, defined benefit, defined contribution, pension, money purchase, target benefit, cash balance, pension equity, 401(k), savings, profit sharing, supplemental or executive retirement, excess benefit, medical, dental, vision, life insurance, cafeteria (Code Section 125), adoption assistance, dependent care assistance, health savings, health reimbursement, flexible spending, accident, disability, long-term care, employee assistance, scholarship, fringe benefit, expense reimbursement, welfare benefit, paid time off, salary continuation, and employment agreement, plan, policy, practice or arrangement and all other plans, agreements, programs, policies or other arrangements providing compensation or benefits, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, written, legally binding or not, under which any employee or former employee of the Company or its Subsidiaries has any present or future right to benefits, with respect to which the Company or its Subsidiaries has any liability, or which is sponsored, maintained or contributed to by the Company or its Subsidiaries. With respect to each Company Plan, the Company has furnished or made available to Parent a current, accurate and complete copy thereof (or, in the case of an unwritten Company Plan, a summary of the material terms and conditions thereof) and, to the extent applicable: (i) any related trust agreement or other funding instrument (including insurance contracts), (ii) the most recent determination, advisory or opinion letter from the Internal Revenue Service (the “IRS”), (iii) any summary plan description and summary of material modifications thereto and other equivalent written communications by the Company or its Subsidiaries to their employees; (iv) for the three most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements, (C) actuarial valuation reports, and (D) nondiscrimination and other testing results; and (vi) copies of all material non-routine correspondence with any Governmental Entity in the past three years (including any filings under the Company Plans’ “Compliance Resolution System” or the Department of Labor Delinquent Filer Program).
(b) With respect to the Company Plans:
(i) (A) each Company Plan has been maintained, funded and administered in all material respects in accordance with its terms and in compliance in all material respects with all applicable Laws, (B) to the knowledge of the Company, no prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Company Plan, and (C) all contributions required to be made under the terms of any Company Plan or applicable Law have been timely made or accrued in all material respects;
(ii) (A) no breaches of fiduciary duty or other failures to act or comply in connection with the administration or investment of the assets of such Company Plan have occurred for which the Company or any of its Subsidiaries has or could reasonably be expected to incur any material liability, and (B) no lien has been imposed under the Code, ERISA or any other applicable law;
(iii) each Company Plan intended to be qualified under Section 401(a) of the Code has received a currently effective, favorable determination, advisory and/or opinion letter, as applicable, from the IRS as to its qualified status, to the knowledge of the Company, nothing has occurred that would reasonably be expected to cause the loss, or failure to have, such qualified status of such Company Plan;
(iv) there are no (and in the past three (3) years have not been any) Actions (including any investigation, audit or other administrative proceeding) or other claims by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Entity or by any plan participant, beneficiary or other Person pending, or to the knowledge of the Company, threatened, relating to the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits), that would reasonably be expected to result in a material liability of the Company or its Subsidiaries.
(c) No Company Plan is, and none of the Company, any of its Subsidiaries or any ERISA Affiliate maintains, sponsors or contributes to or has any liability with respect to (including on account of previously maintaining, sponsoring or contributing to) a plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code. For purposes of this Agreement, “ERISA Affiliate” means any trade or business (whether or not incorporated) which is treated as a single employer along with the Company or any of its Subsidiaries for purposes of Section 4001 of ERISA or Section 414 of the Code. No Company Plan is, and none of the Company or its Subsidiaries has any liability with respect to a plan that is, a “multiemployer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.
(d) None of any Company Plan, the Company or any of its Subsidiaries provides or has any obligation to provide health or other welfare benefits following any current or former employee’s termination of employment or retirement with the Company or its Subsidiaries, except (i) to the extent required by Section 4980B of the Code or similar applicable Law or (ii) benefits in the nature of severance pay with respect to one or more of the Company Plans set forth on Section 3.11(a) of the Company Disclosure Letter.
(e) Each Company Plan that is subject to Section 409A of the Code has at all relevant times been in documentary and operational compliance with Section 409A of the Code in all material respects. Neither the Company nor any of its Subsidiaries is under any obligation to gross up or make any Person whole for any Taxes, including under or relating to Sections 409A or 4999 of the Code.
(f) No current or former employee or other individual service provider of the Company or any of its Subsidiaries will be or become entitled to any compensation or other consideration or any benefit or increased compensation or benefit in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated herein (either alone or in combination with another event) and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated herein (either alone or in combination with another event) will accelerate the time of payment, funding or vesting, or increase the amount, of any compensation, equity award or any other benefit to any current or former employee or other individual service provider of the Company or any of its Subsidiaries. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated herein (whether contingent or otherwise) will result in any payments or benefits constituting an “excess parachute payment,” within the meaning of Section 280G of the Code (or any corresponding provision of state, local, or foreign Tax law).
Section 3.12 Labor Matters.
(a) The Company has provided Parent with a complete and accurate list, as of November 12, 2025, of each employee of the Company and its Subsidiaries (each, a “Company Employee”) as of the date hereof, which includes, with respect to each such Company Employee, the Company Employee’s (i) name, (ii) primary work location, (iii) employing entity, (iv) hire date, (v) title, (vi) exempt/non-exempt status, (vii) full or part-time status, (viii) current base salary or hourly wage rate, (ix) current annual incentive compensation opportunity (including annual bonus, commission, and/or other incentive compensation), and (x) active or inactive status and, if on leave, if available, anticipated return date.
(b) The Company has provided Parent with a complete and accurate list, as of November 13, 2025, of each individual independent contractor of the Company and its Subsidiaries (each, a “Company Contractor”), which includes, with respect to each such Company Contractor, such Company Contractor’s (i) name, (ii) date of retention, (iii) primary work location, (iv) Company entity which engages such Company Contractor, (v) rate and frequency of remuneration, and (vi) type of services provided to the Company or its Subsidiaries.
(c) The Company is not a party to or otherwise bound by any collective bargaining agreement or other labor-related Contract, arrangement or understanding with a labor or trade or labor union, labor organization, employee representative body or works council (each, a “Labor Agreement”), nor is any such Labor Agreement presently being negotiated, nor, to the knowledge of the Company, are there any employees of the Company or any of its Subsidiaries represented by a labor or trade union, labor organization, employee representative body or works council with respect to such employment. To the knowledge of the Company, there are no organizing activities, representation campaigns, certification proceedings or petitions seeking a representation proceeding pending or threatened by or with respect to any of the employees of the Company or any of its Subsidiaries. In the past five (5) years, there has not been any, and there are no pending or, to the knowledge of the Company, threatened strikes, walkouts, lockouts, slowdowns or other labor stoppages against or affecting the Company or its Subsidiaries.
(d) The Company and its Subsidiaries are, and for the past five (5) years, have been, in compliance in all material respects with the terms of any applicable Labor Agreement and all applicable Laws respecting or relating to recruitment, employment and employment practices, and agency and other workers, including all Laws respecting terms and conditions of employment, health and safety, wages and hours, worker classification and authorization, child labor, immigration, harassment, employment discrimination, retaliation, privacy, record retention, whistleblowing, social welfare obligations, civil, veterans’ and disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues (including family and medical leave) and unemployment insurance.

(e) Except as has not had, and would not reasonably be expected to result in, any material liability of the Company and its Subsidiaries, individually or in the aggregate, there are no Actions against the Company or any of its Subsidiaries pending now or at any time in the past five (5) years, or, to the knowledge of the Company, threatened to be brought or filed, by or with any Governmental Entity in connection with the employment or engagement of any current or former employee, applicant for employment, independent contractor, temporary employee, or other individual service provider of the Company or any of its Subsidiaries or otherwise concerning the Company’s or any of its Subsidiaries’ labor or employment-related practices, including any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, failure to properly pay wages, equal pay or any other employment related matter arising under applicable Laws.
(f) In the past five (5) years, neither the Company nor any of its Subsidiaries has received any sexual harassment or other discrimination or retaliation allegations brought by or with respect to any current or former employee or other current or former individual service provider of the Company or any of its Subsidiaries that has resulted, or would reasonably be expected to result in any material liability to the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries has, in the past five (5) years, entered into any settlement, separation, or severance agreements related to allegations of sexual harassment or other sexual misconduct by any current or former employee or other individual service provider of the Company or any of its Subsidiaries.
(g) To the knowledge of the Company, no current or former director, officer, employee or other individual service provider of the Company or any of its Subsidiaries is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other legal or contractual obligation to the Company or any of its Subsidiaries or to a former employer of any such employee relating (i) to the right of any such individual to be employed by or provide services for the Company or its Subsidiaries or (ii) to the knowledge or use of trade secrets or proprietary information.
(h) During the five (5)-year period immediately prior to the date of this Agreement, neither the Company nor its Subsidiaries have implemented any “plant closing” or “mass layoff” (in each case, as defined under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar applicable foreign, state or local Law).
Section 3.13 Environmental Matters.
(a) Except as, individually or in the aggregate, has not been, and would not reasonably be expected to be, materially adverse to the Company and its Subsidiaries, taken as a whole: (i) the Company and each of its Subsidiaries are, and during the past three (3) years have been, in compliance with all applicable Environmental Laws, and possess and are, and during the past three (3) years have been, in compliance with all applicable Environmental Permits required under such Environmental Laws to operate the business; (ii) there has been no release, discharge or disposal of Materials of Environmental Concern that could reasonably be expected to result in a violation by, or a liability of, the Company and each of its Subsidiaries under any Environmental Laws (A) on, under, in or at any owned or leased real property, or (B) to the knowledge of the Company, on, under, in or at any real property formerly owned or leased by the Company or its Subsidiaries or at any third party waste disposal location used by the Company or its Subsidiaries; (iii) neither the Company nor any of its Subsidiaries have received any written request for information pursuant to section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar state statute, concerning any release or threatened release of Materials of Environmental Concern at any location except, with respect to any such request for information concerning any such release or threatened release, to the extent such matter has been resolved as evidenced by a certificate of completion or other formal closure document issued by the appropriate foreign, federal, state or local regulatory authority; (iv) within the last three (3) years, neither the Company nor any of its Subsidiaries has received any written notice, claim or complaint, or is presently subject to any action or proceeding, relating to actual or alleged noncompliance with, or liability arising under, Environmental Laws or any other liabilities pursuant to Environmental Laws that is unresolved, and to the knowledge of the Company, no such matter has been threatened in writing; and (v) the Company has provided Parent reasonable access to all material environmental investigations, studies, audits, analyses or other reports (including any Phase I or Phase II reports) in the possession, custody or control of the Company or its Subsidiaries relating to the Company or each of its Subsidiaries compliance with Environmental Law or the presence of contamination by Materials of Environmental Concern on, under, in or at any property currently or formerly owned, leased, operated or occupied by the Company or its Subsidiaries.

(b) Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 3.12 are the only representations and warranties in this Agreement with respect to Environmental Laws or Materials of Environmental Concern.
(c) For purposes of this Agreement, the following terms shall have the meanings assigned below:
(i) “Environmental Laws” means all foreign, federal, tribal, state, or local statutes, regulations, ordinances, codes, or decrees protecting the quality of the environment and natural resources, including the ambient air, soil, surface water or groundwater, and human health and safety (in relation to exposure to Materials of Environmental Concern).
(ii) “Environmental Permits” means all permits, licenses, franchises, approvals, consents, registrations, and other authorizations required under applicable Environmental Laws.
(iii) “Materials of Environmental Concern” means any pollutant, contaminant, waste, or chemical or any radioactive, ignitable, corrosive, reactive, hazardous, acutely hazardous, or toxic substance or waste defined and regulated as such, or which could give rise to liability, under applicable Environmental Laws, including the Comprehensive Environmental Response, Compensation and Liability Act or the Resource Conservation and Recovery Act (or their state Law equivalents) or any substance, waste or material having or displaying any of the foregoing characteristics, including per- and polyfluoroalkyl substances, polychlorinated biphenyls and petroleum, its derivatives, by products and other hydrocarbons.
Section 3.14 Taxes.
(a) Except as, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, any material liability of the Company and its Subsidiaries, individually or in the aggregate:
(i) All Tax Returns required by applicable Law to be filed by or on behalf of the Company or any of its Subsidiaries have been timely filed in accordance with all applicable Laws (after giving effect to any extensions of time in which to make such filings), and all such Tax Returns are true, correct and complete.
(ii) The Company and its Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes required to be paid by any of them (whether or not shown on any Tax Return) and have established adequate accruals and reserves in accordance with GAAP on the financial statements included in the Company SEC Documents for all Taxes payable by the Company and its Subsidiaries with respect to all taxable periods (and portions thereof) through the date of such financial statements.
(iii) Each of the Company and its Subsidiaries has (i) timely deducted, withheld and collected all amounts required to be deducted, withheld or collected by any of them with respect to any payment owing to, or received from, their employees, creditors, independent contractors, customers and other third parties and have timely paid or remitted over any amounts so withheld, deducted or collected to the appropriate Governmental Entity and (ii) otherwise complied with all applicable Laws relating to the withholding, collection and remittance of Taxes (including information reporting requirements).
(iv) There are no Liens for Taxes with respect to any assets or properties of the Company or any of its Subsidiaries, except for statutory Liens for Taxes not yet due and payable.
(v) No claim has been made in writing by any Tax authority in a jurisdiction where the Company or any of its Subsidiaries has not filed (and is not filing) a Tax Return of a particular type that the Company or its applicable Subsidiary, as the case may be, is or may be subject to Tax by, or required to file Tax Returns in, such jurisdiction with respect to Taxes that are the subject to such Tax Return, in each case, that remains unresolved with no further liability for Taxes with respect to such claim.
(vi) Neither the Company nor any its Subsidiaries (A) is or has been a member of any affiliated, combined, consolidated, unitary or similar group for purposes of filing Tax Returns or paying Taxes (except for any such group of which the Company is the common parent) or (B) has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar state, local or non-U.S. Law) or as a transferee or successor or otherwise pursuant to applicable Law.

(vii) Neither the Company nor any of its Subsidiaries is a party to or bound by, or has any obligation under, any Tax indemnity, sharing, allocation, or reimbursement agreement or arrangement, other than (A) customary Tax provisions in ordinary course commercial agreements, the principal purpose of which is not related to Taxes and (B) any agreement or arrangement solely between or among the Company and/or any of its Subsidiaries.
(viii) No audits or other proceedings are currently ongoing or pending, or threatened or proposed in writing, against or with respect to the Company or any of its Subsidiaries with respect to any Tax or Tax Return. No deficiencies for any amount of Taxes have been asserted or assessed in writing against the Company or any of its Subsidiaries that have not been paid in full by any of them or that are not being contested in good faith and for which adequate accruals or reserves for such deficiency have been established in accordance with GAAP on the financial statements included in the Company SEC Documents.
(ix) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or any portion thereof) ending after the Closing Date as a result of (A) any installment sale or other open transaction disposition made prior to the Closing, (B) any “closing agreement” as described in Section 7121 of the Code (or any comparable, analogous or similar provision under any U.S. state or local or non-U.S. Law) executed prior to the Closing, (C) having entered into a “gain recognition agreement” within the meaning of Treasury Regulation Section 1.367(a)-8 or (D) pursuant to Section 965 of the Code. Neither the Company nor any of its Subsidiaries has made an election pursuant to Section 965(h) of the Code.
(x) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or any portion thereof) ending after the Closing Date as a result of (A) any installment sale or other open transaction disposition made prior to the Closing, (B) any adjustment under Section 481(a) of the Code (or any comparable, analogous or similar provision under any U.S. state or local or non-U.S. Law) in respect of a change in method of accounting that occurred in a taxable period ending on or prior to the Closing Date, (C) any “closing agreement” as described in Section 7121 of the Code (or any comparable, analogous or similar provision under any U.S. state or local or non-U.S. Law) executed prior to the Closing, (D) any prepaid amount or deferred revenue received or accrued prior to the Closing other than as reported by the Company in the ordinary course of business, (E) having entered into a “gain recognition agreement” within the meaning of Treasury Regulation Section 1.367(a)-8 or (F) pursuant to Section 965 of the Code. Neither the Company nor any of its Subsidiaries has made an election pursuant to Section 965(h) of the Code.
(xi) Neither the Company nor any of its Subsidiaries (A) has filed any extension of time within which to file any Tax Returns that have not been filed, except in the ordinary course of business with respect to extensions not requiring the consent of any Governmental Entity, where such extension remains in effect, (B) has entered into any agreement or other arrangement waiving or extending the statute of limitations or the period of assessment or collection of any Taxes that remains in effect, (C) has granted any power of attorney that is in force (and will remain in force following the Closing) with respect to any matters relating to Taxes, (D) has applied for a ruling from any Tax authority relating to any Taxes that has not been granted or has proposed to enter into an agreement with a Tax authority that is pending, (E) has been issued any private letter rulings, technical advice memoranda or similar agreement or rulings by any Tax authority or (F) is currently the beneficiary of any Tax holiday or other Tax reduction or incentive arrangement with any Tax authority (other than those generally available to taxpayers who otherwise qualify under applicable Law) which is subject to termination, reduction, clawback or similar adverse consequence as a result of the Merger.
(xii) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar state, local or non-U.S. Law).
(xiii) Neither the Company nor any of its Subsidiaries conducts a trade or business, has a permanent establishment (within the meaning of an applicable Tax treaty), operates or conducts business through any branch or is otherwise subject to taxation in any country other than the country of its formation.
(xiv) The Company has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(b) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) or otherwise as part of a plan (or series of related transactions), within the meaning of Section 355(e) of the Code, that includes the Merger.
(c) Neither the Company nor any of its Subsidiaries has knowledge of any facts, agreements, plans or other circumstances or has taken or agreed to take any action that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.
(d) As used in this Agreement:
(i) “Tax Returns” means any and all U.S. and non-U.S. (whether national, federal, state, provincial, local or otherwise) returns, claims for refund, declarations, forms, statements, reports or other documents filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedules or attachments thereto and any amendments thereof.
(ii) “Taxes” means any and all U.S. federal, state and local and non-U.S. taxes, assessments, levies, duties, tariffs, imposts and other charges and fees of any kind whatsoever similar to, or in the nature of, a tax imposed by a Governmental Entity, including any income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, and license, registration and documentation fees, severance, occupation, environmental, disability, real property, personal property, escheat or unclaimed property obligations, registration, alternative or add-on minimum or estimated taxes, together with any interest, penalties and additions imposed with respect thereto.
Section 3.15 Contracts.
(a) Except for this Agreement and except as filed with the SEC as an exhibit to any Company SEC Document, as of the date hereof, none of the Company or any of its Subsidiaries is a party to or is bound by any of the following categories of Contracts (each such Contract required to be filed as an exhibit to any Company SEC Document or required to be listed in Section 3.15(a) of the Company Disclosure Letter, a “Company Material Contract”):
(i) any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act that has not been so filed (except for a Company Plan listed in Section 3.11(a) of the Company Disclosure Letter);
(ii) any Contract to which the Company is a party that (a) restricts the ability of the Company, its Subsidiaries or its Affiliates to (x) engage in or compete in any geographic area or line of business, market or field, (y) transaction with any Person or (z) solicit any client or customer, in each case in any manner that is material to the Company or that would restrict in any material respect Parent or its Subsidiaries following the Closing, (b) requires the Company, its Subsidiaries or its Affiliates to conduct any business on a “most favored nations” basis with any third party that restricts in any material respect the business of the Company or that would restrict in any material respect Parent or its Subsidiaries following the Closing, or (c) provides for “exclusivity,” rights of first refusal or offer or any similar requirement or right in favor of any third party that restricts in any material respect the business of the Company or that would restrict in any material respect Parent or its Subsidiaries following the Closing;
(iii) any purchase, sale or supply Contract that contains “take or pay” provisions, volume requirements or commitments, exclusive or preferred purchasing arrangements, “most favored nation” provisions or promotional requirements;
(iv) any Contract to which the Company is a party that provides for payments to or from the Company in excess of $500,000 in the aggregate annually, but excluding for this purpose purchase orders for and invoices for transportation related to the shipment of inventory entered into on customary terms in the ordinary course of business;
(v) any Contract creating, guaranteeing or securing indebtedness for borrowed money of the Company, in each case in excess of $500,000;

(vi) any Contract with respect to the creation, formation, governance or control of any material partnerships, joint ventures or joint ownership arrangements with third parties;
(vii) any Contract that (A) relates to the acquisition of material assets or capital stock or other securities (by merger, capital contribution or otherwise) of any Person after the date of this Agreement with a total consideration of more than $500,000 in the aggregate, (B) relates to the disposition (after the date of this Agreement), directly or indirectly, of material assets of the Company or its Subsidiaries or any capital stock or other securities (by merger, capital contribution or otherwise) of the Company or its Subsidiaries or (C) contains a put, call, right of first refusal or similar right pursuant to which the Company or its Subsidiaries could be required to purchase or sell, as applicable, any of the foregoing;
(viii) any Contract that relates to the sale, transfer or other disposition of a business or assets by the Company pursuant to which the Company has any continuing indemnification, guarantee, “earnout” or other contingent, deferred or fixed payment obligations;
(ix) any Contract with a term exceeding one year after the date of this Agreement which is a financial derivative interest rate hedge with a value in excess of $250,000;
(x) any Contract pursuant to which the Company or any of its Subsidiaries grants to or receives from a third party a license or other right to use any Intellectual Property that is material to the Company or any of its Subsidiaries or the operation of their businesses, excluding non-exclusive licenses to software that is commercially available to the public generally (including any such software provided on a SaaS basis) in each case with annual or one-time license, maintenance, support and other fees of less than $250,000;
(xi) each Contract that grants any right of first refusal, first notice, first negotiation or right of first offer or similar right with respect to any assets, rights or properties of the Company or its Subsidiaries;
(xii) each Labor Agreement;
(xiii) any Contract with a Governmental Entity;
(xiv) the Company Real Property Leases;
(xv) each Contract (other than any Organizational Document) between the Company or any of its Subsidiaries, on the one hand, and any director, officer or Affiliate (other than a wholly owned Subsidiary of the Company) of the Company or any of its Subsidiaries or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including (but not limited to) any Contract pursuant to which the Company or any of its Subsidiaries has an obligation to indemnify such director, officer, Affiliate or “associate” or “immediate family” member, but excluding any Company Plan;
(xvi) each Contract expressly limiting or restricting the ability of the Company or its Subsidiaries (i) to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be, (ii) to pledge their capital stock or other equity interests, (iii) to issue any guaranty, (iv) to make loans to the Company or its Subsidiaries, or (v) to grant liens on the property of the Company or its Subsidiaries; and
(xvii) each Contract that obligates the Company or its Subsidiaries to make any loans, advances or capital contributions to, or investments in, any Person, except for (i) loans or advances for indemnification, attorneys’ fees, or travel and other business expenses in the ordinary course of business, or (ii) loans, advances or capital contributions to, or investments in, any Person that is not an Affiliate or Company Employee not in excess of $100,000 individually;
(xviii) each Contract that is a (A) bid bonds, payment bonds, performance bonds, Tax bonds, licensing bonds, reclamation bonds, surety bonds or any similar undertaking or financial security arrangements or (B) indemnity or underwriting agreements or other contracts with a surety, in each case in excess of $500,000.
(b) Each Company Material Contract has not been terminated prior to the date of this Agreement, is valid and binding on the Company and each of its Subsidiaries party thereto and, to the knowledge of the Company, any other party thereto, except (i) for such failures to be valid and binding or to be in full force and effect that, individually or in the aggregate, has not been, and would not reasonably be expected to be, materially adverse to the Company and its Subsidiaries, taken as a whole, or (ii) to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity. Except as, individually or in the aggregate, has not been, and would not reasonably be expected to be, materially adverse to the Company and its Subsidiaries, taken as a whole, there are no existing breaches or defaults under any Company Material Contract or Company Real Property Lease by the Company or any of its Subsidiaries party thereto or, to the knowledge of the Company, any other party thereto, and no event or action has occurred or failed to occur that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries party thereto or, to the knowledge of the Company, any other party thereto. Prior to the date of this Agreement, the Company has made available to Parent accurate and complete copies of each Company Material Contract in effect as of the date of this Agreement, together with all material amendments and supplements thereto in effect as of the date of this Agreement. Prior to the date of this Agreement, no counterparty to a Company Material Contract or Company Real Property Lease has cancelled, terminated or substantially curtailed its relationship with the Company or its Subsidiaries, given notice to the Company or its Subsidiaries of any intention to cancel, terminate or substantially curtail its relationship with the Company or its Subsidiaries, or, to the knowledge of the Company, threatened to do any of the foregoing or, to the knowledge of the Company, been threatened with bankruptcy or insolvency.
Section 3.16 Insurance. Except as, individually or in the aggregate, has not been, and would not reasonably be expected to be, materially adverse to the Company and its Subsidiaries, taken as a whole, (a) all insurance policies of the Company and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as is, in all material respects, commercially reasonable, (b) neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies (including the payment of all premiums and other payments due on such policies in due and timely fashion) and (c) since the earlier of the most recent renewal date and January 1, 2023, as of the date hereof, the Company has not received any written notice (i) threatening termination of, or premium increases with respect to, or material alteration of coverage under, any such policies, other than premium increases or alterations of coverage occurring in the ordinary course during the renewal process for any such policies, (ii) refusal of any coverage or rejection of any material claim under any insurance policy held by the Company or any of its Subsidiaries. As of the date of this Agreement, there is no pending material Action by the Company or its Subsidiaries against any insurance carrier under any insurance policy held by the Company or its Subsidiaries.
Section 3.17 Properties.
(a) Section 3.17(a) of the Company Disclosure Letter sets forth a true and complete list of all the leased real property that the Company or a Subsidiary leases, subleases or otherwise occupies (the “Company Leased Real Property” ) pursuant to which the Company or a Subsidiary is a tenant, subtenant, or otherwise occupies such Company Leased Real Property (individually and collectively, the “Company Real Property Leases” ) and the parties to such agreement. The Company Real Property Leases are in full force and effect and constitute a legal, valid and binding obligation on the Company or the applicable Subsidiary which is a party to it, enforceable in accordance with its terms, except as, individually or in the aggregate, has not been, and would not reasonably be expected to be, materially adverse to the Company and its Subsidiaries, taken as a whole. There are no subleases, licenses, occupancy agreements, consents, assignments, purchase agreements, or other contracts granting to any person (other than the Company or a Subsidiary) the right to use or occupy the Company Leased Real Property, and no other Person (other than the Company and its Subsidiaries) is in possession of the Company Leased Real Property, except as, individually or in the aggregate, has not been, and would not reasonably be expected be, materially adverse to the Company and its Subsidiaries, taken as a whole. There are no outstanding options, rights of first offer or rights of first refusal in favor of any other party to purchase or lease the Company Leased Real Property or any portion thereof or interest therein. The Company or a Subsidiary has provided a true and complete copy of each such Company Real Property Lease. The Company or its Subsidiaries have a valid leasehold estate in all Company Leased Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances. The Company and its Subsidiaries, as applicable, have materially performed all obligations required to be performed by them to date under such Company Real Property Lease.
(b) Except as, individually or in the aggregate, has not been, and would not reasonably be expected to be, materially adverse to the Company and its Subsidiaries, taken as a whole, the Company or a Subsidiary of the Company owns and has good and valid title to all of its tangible personal property. No representation is made under this Section 3.17 with respect to any Intellectual Property, which is the subject of Section 3.18.
(c) Neither the Company nor any of its Subsidiaries owns any real property.

Section 3.18 Intellectual Property.
(a) The Company or its Subsidiaries own, or have the right pursuant to valid and enforceable licenses to use, all Intellectual Property used in or necessary for the business of Company and its Subsidiaries as currently conducted and as proposed to be conducted. All Company Intellectual Property will be owned or continue to be available for use, following the consummation of the transactions contemplated by this Agreement, on the same terms (including the same payment obligations) as they were owned or available for use by Company and its Subsidiaries immediately prior to the Effective Time.
(b) Section 3.18(b) of the Company Disclosure Letter sets forth a true and complete list of all Company Owned Intellectual Property that is registered or issued under the authority of any Governmental Entity or Internet domain name registrar (collectively, “Company Registered IP”), including (i) the name of the applicant/registrant (including, if different, the legal owner(s) and beneficial owner(s) of such item), (ii) any other co-owners, (iii) the date and jurisdiction of application/registration (including with respect to domain names, the applicable Internet domain name registrar), (iv) the application or registration number, and (v) the status of such item. Each item of Company Registered IP is subsisting and, to the knowledge of Company, all issued or registered Company Registered IP is valid and enforceable. No Company Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of Company, no such action is or has been threatened with respect to any of the Company Registered IP in the past three (3) years. All material Company Registered IP is owned by or licensed to Company or one its Subsidiaries free and clear of all Encumbrances, other than Permitted Encumbrances. Neither Company nor any of its Subsidiaries has received any written notice or claim in the three (3) years prior to the date hereof challenging the validity or enforceability or inventorship or ownership of any Company Registered IP.
(c) Each employee, director, independent contractor or consultant of the Company or any of its Subsidiaries who is or was involved in the creation or development of any material Intellectual Property on behalf of the Company or any of its Subsidiaries, has signed a valid and enforceable written agreement containing an irrevocable present assignment to the Company or its applicable Subsidiary of all Intellectual Property developed by such Person during such Person’s employment or engagement with the Company or its Subsidiaries.
(d) Each of the Company and its Subsidiaries has taken commercially reasonable steps to maintain the confidentiality of all information of the Company or its Subsidiaries that derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, including taking commercially reasonable steps to safeguard any such information that is accessible through computer systems or networks, and to the knowledge of the Company, such information has not been used by or disclosed to any Person except pursuant to written, valid and appropriate non-disclosure agreements. Each employee or contractor of the Company and its Subsidiaries with access to any such information is subject to legally binding obligations to maintain the confidentiality of such information.
(e) To the knowledge of the Company (i) the Company and its Subsidiaries are not infringing, misappropriating, diluting, or otherwise violating any Intellectual Property of any third party and (ii) no third party is misappropriating or infringing any Company Intellectual Property owned by the Company. Neither the Company nor any of its Subsidiaries has delivered or received in the three (3) years prior to the date hereof any written notice or claim asserting any such infringement, misappropriation, dilution or other violation of Intellectual Property. No Company Owned Intellectual Property is the subject of any Action between the Company and any other Person or is subject to any outstanding order, judgment, decree or stipulation restricting or limiting in any material respect the use or licensing thereof by the Company or any of its Subsidiaries.
(f) Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to, or assumption by, Parent by operation of law or otherwise of any Contracts to which the Company or any of its Subsidiaries is a party, will result in: (i) Parent or any of its Affiliates granting to any other Person any right to or with respect to any Intellectual Property owned by Parent or any of its Affiliates (other than rights granted by the Company or any of its Subsidiaries prior to the Closing Date to Company Owned Intellectual Property), (ii) Parent or any of its Affiliates being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses (excluding any non-compete or other material restriction that arises from any agreement to which the Company or any of its Subsidiaries is not a party), or (iii) Parent or any of its Affiliates being obligated to pay any royalties or other material amounts, or offer any discounts, to any other Person pursuant to any Contract to which the Company is a party in excess of those payable by, or required to be offered by, the Company in the absence of this Agreement or the transactions contemplated hereby.
(g) The computers, servers, software, systems, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment owned, leased or licensed by the Company and its Subsidiaries and which are in use in connection with the operation of their businesses (the “Company IT Systems”) operate and perform in all material respects as required by the Company and its Subsidiaries and have not malfunctioned or failed in any material respect in the past three (3) years. The Company and its Subsidiaries have in place commercially reasonable data backup, system redundancy, and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan, in each case consistent with customary industry practices. The Company and its Subsidiaries have in place commercially reasonable policies and procedures to protect the security and integrity of the Company IT Systems. There has been no security breach or other unauthorized access to the Company IT Systems during the past three (3) years which has resulted in the unauthorized access, use, disclosure, deletion, destruction, modification, encryption or corruption of any material information or data stored therein or processed thereby.
Section 3.19 Data Privacy.
(a) The Company, and to the knowledge of the Company, all third-parties Processing Personal Information on behalf of the Company (“Data Partners”), comply and have at all times in the three (3) years prior to the date hereof complied, in all material respects with all applicable (i) Privacy Laws, (ii) policies, notices, and/or statements related to privacy, security, or the Processing of Personal Information, and (iii) contractual commitments related to the privacy, security, or Processing of Personal Information (collectively, the “Privacy Requirements”). The execution, delivery, and performance of this Agreement and the Merger will not: (x) conflict with or result in a breach of any Privacy Requirements by the Company; or (y) otherwise prohibit the transfer of Personal Information to Parent.
(b) The Company has at all times implemented, maintained and complied with, and required all Data Partners to implement, technical, physical, and organizational measures, plans, procedures, controls, and programs, including a written information security program, which at a minimum meet industry best practice and protect Personal Information and confidential information against Security Incidents. The Company has not, and to the knowledge of the Company, no Data Partner has, in the three (3) years prior to the date hereof, experienced any Security Incidents that would require notice to any Person under any Privacy Requirement, or that have otherwise resulted in, or are reasonably likely to result in, any liability or material impact.
(c) In the three (3) years prior the date hereof, in relation to any Security Incident and/or actual or alleged violation of a Privacy Requirement, the Company has not (i) notified or been required to notify any customer, consumer, employee, Governmental Entity, or other Person, or (ii) received any written notice, inquiry, request, claim, complaint, correspondence or other communication from, or been the subject of any investigation or enforcement action by, any Governmental Entity or other Person. To the knowledge of the Company, there are no facts or circumstances that could give rise to the occurrence of (i) or (ii).
Section 3.20 Certain Payments. Neither the Company nor any of its Subsidiaries nor any director, officer, employee, agent or other person acting on behalf of the Company or its Subsidiaries has, within the past five (5) years, directly or indirectly, (a) violated or taken any action that could potentially result in a violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act of 2010 or its predecessor laws, or any other Laws concerning corrupt payments applicable to the Company or its Subsidiaries (collectively, the “Anti-Corruption Laws”) or (b): (i) used, offered to use or authorized the use of any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts or unlawful entertainment, or for other unlawful payments, related to political activity or otherwise; (ii) made, offered to make or authorized any unlawful payment to foreign or domestic Government Officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or its Subsidiaries; (iii) established or maintained any unlawful fund of monies or other assets of the Company or its Subsidiaries; (iv) made any inaccurate entry on the books or records of the Company or its Subsidiaries; (v) made, offered to make or authorized any bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, in any form or (vi) engaged in or facilitated any transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods or services to or for the benefit of, provided any payments or material assistance to, or otherwise engage in or facilitated any transactions with any Prohibited Person. Neither the Company nor any of its Subsidiaries is or within the past five (5) years has been (i) under external or internal investigation by any Governmental Entity for any potential or actual violation of any Anti-Corruption Laws or (ii) has received any written or other notice from any Governmental Entity regarding any potential or actual violation of, or potential or actual failure to comply with, any Anti-Corruption Laws. Since January 1, 2019 neither the Company nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Anti-Corruption Laws. “Government Official” means any person employed by or that is an agent of any Governmental Entity or any political party or that is a candidate for Governmental Entity office, or the family member or close affiliate of any of these.
Section 3.21 State Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition,” “interested shareholder,” “business combination” or similar antitakeover Law (collectively, “Takeover Laws”) enacted under of any state Laws in the United States apply to this Agreement or any of the transactions contemplated hereby, including the Merger.
Section 3.22 Affiliate Transactions. Except (i) as set forth on Section 3.22 of the Company Disclosure Letter or (ii) for directors’ and employment-related Company Material Contracts filed or incorporated by reference as an exhibit to a Company SEC Document filed by the Company prior to the date hereof and for any intercompany agreements, as of the date hereof, no executive officer or director of the Company is a party to any Company Material Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any material interest in any material property owned by the Company or any of its Subsidiaries or has engaged in any material transaction with any of the foregoing since January 1, 2023.
Section 3.23 Brokers. No broker, investment banker, financial advisor or other Person, other than Consensus Advisory Services LLC and Consensus Securities LLC, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent true, correct and complete copies of all engagement, fee and similar Contracts between the Company (or any Subsidiary of the Company) and Consensus Advisory Services LLC and Consensus Securities LLC under which the Company has continuing obligations as of the date hereof.
Section 3.24 Opinion of Financial Advisor. Consensus Advisors LLC has delivered to the Company Board its oral opinion (which will be confirmed in writing), dated as of the date of this Agreement, to the effect that, as of the date of this Agreement and based upon and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Merger Consideration pursuant to this Agreement is fair, from a financial point of view, to the holders of Company Shares (other than Parent). The Company will make available to Parent a copy of such opinion as soon as practicable following the execution of this Agreement for information purposes only.
Section 3.25 No Other Representations or Warranties. Except for the representations and warranties contained in Article IV or in any certificate delivered pursuant to this Agreement, the Company acknowledges that none of Parent, Merger Sub nor any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub, Parent’s business or operations or with respect to any other information provided to the Company, any of its affiliates, stockholders and representatives or any other Person or had or has any duty or obligation to provide any information to the Company or any of its affiliates, stockholders or representatives, or any other Person, in connection with this Agreement, the transactions contemplated hereby or otherwise. Neither Parent nor any other Person will have or be subject to any liability to the Company, its Subsidiaries, affiliates, and representatives or any other Person resulting from the distribution to the Company or its Subsidiaries, affiliates, and representatives or the Company’s or its Subsidiaries’, affiliates’, and representatives’ use of, any such information, including any information, documents, projections, forecasts or other material made available to the Company or its Subsidiaries, affiliates, and representatives in certain “data rooms” or management presentations in expectation of, or in connection with, the transactions contemplated by this Agreement.
Section 3.26 No Reliance. The Company acknowledges and agrees that it (a) has had an opportunity to discuss and ask questions regarding the business of Parent and its Subsidiaries with the management of Parent, (b) has had access to the books and records of the Parent and its Subsidiaries, the “data room” maintained by the Parent and its Subsidiaries for purposes of the transactions contemplated by this Agreement and such other information as it has desired or requested to review and (c) has conducted its own independent investigation of Parent and its Subsidiaries and the transactions contemplated hereby, and has not relied on any representation or warranty by any Person on behalf of Parent or any of its Subsidiaries, except for the representations and warranties set forth in Article IV or in any certificate delivered in connection with this Agreement. Without limiting the foregoing, except for the representations and warranties set forth in Article IV of this Agreement or in any certificate delivered in connection with this Agreement, each of Parent and Merger Sub further acknowledges and agrees that none of Parent or Merger Sub or any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding Parent, its Subsidiaries or their respective businesses and operations. The Company hereby acknowledges that there are uncertainties inherent in attempting to develop such estimates, projections, forecasts, business plans and other forward-looking information with which the Company is familiar, that except for the representations and warranties set forth in Article IV or in any certificate delivered in connection with this Agreement, the Company are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information), and the Company will have no claim against Parent, Merger Sub or any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives with respect thereto and (subject to the express representations and warranties of Parent set forth in Article IV) the Company and its Subsidiaries, affiliates, stockholders and representatives expressly disclaim reliance on any such information (including the accuracy or completeness thereof) or any representations or warranties or other statements or omissions that may have been made by Parent or any Person with respect to Parent other than the representations and warranties set forth in this Agreement.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except (a) as disclosed or reflected in the Parent SEC Documents filed and publicly available after January 1, 2024 but at least two (2) Business Days prior to the date of this Agreement (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature, in each case, other than any specific factual information contained therein), or (b) as set forth in the disclosure letter delivered by Parent to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any information in a particular section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Agreement to the extent to which the relevance of such information is reasonably apparent on its face that such disclosure also qualifies or applies to such other section or subsections), Parent and Merger Sub represent and warrant to the Company as follows:
Section 4.1 Organization, Standing and Power.
(a) Each of Parent, its Subsidiaries and Merger Sub (i) is an entity duly organized, validly existing and in good standing under the Laws of the State of Delaware, (ii) has all requisite corporate or organizational, as the case may be, power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and proposed to be conducted in all material respects and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, with respect to clauses (ii) and (iii), for any such failure to have such power and authority or to be so qualified or licensed or in good standing that, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Parent Material Adverse Effect.
(b) Parent has previously furnished or otherwise made available to the Company a true and complete copy of Parent’s certificate of incorporation (the “Parent Charter”) and bylaws (the “Parent Bylaws”), in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. Parent is not in material violation of any provision of the Parent Charter or the Parent Bylaws in any material respect.
(c) Each of Parent’s Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in each case of clauses (i), (ii) and (iii), that, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Parent Material Adverse Effect.
Section 4.2 Capital Stock.
(a) The authorized capital stock of Parent consists of (i) 100,000,000 shares of Parent Common Stock and (ii) 5,000,000 shares of preferred stock, par value $0.0001 per share. As of November 19, 2025, (1) 68,848,745 shares of Parent Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and were free of preemptive rights, (2) 7,489,129 shares were held in treasury, (3) no shares of preferred stock were outstanding, (4) an aggregate of 1,850,133 shares of Parent Common Stock were subject to or otherwise deliverable in connection with outstanding restricted stock units that vest solely based on the passage of time, (5) an aggregate of 851,844 shares of Parent Common Stock were subject to or otherwise deliverable in connection with outstanding restricted stock units that vest based in whole or in part on performance metrics (at the target level of performance), (6) an aggregate of 2,250,000 shares of Parent Common Stock were subject to or otherwise deliverable in connection with the exercise of outstanding options to purchase Parent Common Stock (“Parent Stock Options”), (7) 1,471,613 shares of Parent Common Stock were available for issuance of future awards under Parent’s equity incentive plans, and (8) no shares of Parent Common Stock subject to or otherwise deliverable in connection with the exercise of outstanding convertible notes.
(b) Except as set forth above and except for changes since the Measurement Date resulting from the exercise of Parent Stock Options outstanding on such date, as of the date of this Agreement, (1) there are not outstanding or authorized any (A) shares of capital stock or other Equity Interests of Parent or any of its Subsidiaries, (B) securities of Parent or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of Parent or any of its Subsidiaries or (C) options or other rights to acquire from Parent or any of its Subsidiaries, and no obligation of Parent or any of its Subsidiaries to issue, any capital stock or Equity Interests of Parent or any of its Subsidiaries, (2) there are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock or Equity Interests of Parent or any of its Subsidiaries, (3) there are no Liens relating to the issued or unissued capital stock of Parent or any of its Subsidiaries to which Parent or any of its Subsidiaries is a party, (4) there are no bonds, debentures, notes or other indebtedness of Parent or any of its Subsidiaries issued and outstanding having the right to vote (or convertible or exercisable or exchangeable for securities having the right to vote) on any matters on which stockholders of Parent may vote, and (5) there is no Contract to which Parent or any of its Subsidiaries is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Parent Common Stock or capital stock or other Equity Interests of any of Parent’s Subsidiaries.
(c) Each of the outstanding shares of capital stock of each of Parent’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares are owned by Parent or another wholly-owned Subsidiary of Parent and are owned free and clear of all Liens of any nature whatsoever, except where any such failure to own any such shares free and clear, individually or in the aggregate, has not constituted or resulted in and would not reasonably be expected to constitute or result in, a Parent Material Adverse Effect.
(d) All of the issued and outstanding capital stock or interests of Merger Sub is owned, directly or indirectly, by Parent. Merger Sub has no outstanding options, warrants, rights or any other agreements pursuant to which any Person other than Parent may acquire any equity security or interests of Merger Sub.
Section 4.3 Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the approval of this Agreement by Parent as the sole stockholder of Merger Sub, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). As of the date hereof, the Parent Board has, at a meeting duly called and held, (a) unanimously adopted resolutions (i) determining that the transactions contemplated by this Agreement, including the Merger, are advisable, fair to and in the best interests of Parent and its stockholders, (ii) approving, adopting and declaring advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, and has resolved to adopt and approve the Parent Stock Issuance contemplated hereby.
Section 4.4 No Conflict; Consents and Approvals.
(a) The execution, delivery and performance of this Agreement by each of Parent and Merger Sub, and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby, do not and will not (i) conflict with or violate the Parent Charter or Parent Bylaws or the equivalent Organizational Documents of any of Parent’s Subsidiaries or Merger Sub, (ii) result in the creation of any Lien upon any assets of Parent or any of its Subsidiaries that is material to the operation of Parent and its Subsidiaries or the suspension, revocation or forfeiture of any material franchise, permit or license granted by a governmental authority to the Parent or any of its Subsidiaries, other than liens under federal or state securities laws, (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under any material indenture or other agreement or instrument evidencing material indebtedness binding upon Parent or any of its Subsidiaries or their respective assets, or give rise to a right of any third party thereunder to require any material payment, repurchase or redemption to be made by Parent or any of its subsidiaries, or give rise to a right of, or result in, termination, cancellation or acceleration of any material obligation thereunder, (iv) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (iv) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to Parent, any of its Subsidiaries or Merger Sub or by which any of their respective properties are bound or (v) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contract to which Parent, any of its Subsidiaries or Merger Sub is a party or by which Parent, any of its Subsidiaries or Merger Sub or any of their respective properties are bound, except, in the case of clauses (iv) and (v), for any such conflict, breach, violation, default, loss, right or other occurrence that, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Parent Material Adverse Effect.
(b) The execution, delivery and performance of this Agreement by each of Parent or Merger Sub, and the consummation by each of Parent or Merger Sub of the transactions contemplated hereby, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) such filings as may be required under applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, and under state securities, takeover and “blue sky” laws, (ii) such filings as necessary to comply with the applicable requirements of the New York Stock Exchange (“NYSE”), (iii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, (iv) the filing with the Secretary of State of the State of Tennessee of the Articles of Merger, and (v) any such consent, approval, authorization, permit, action, filing or notification, in each case with respect to a Governmental Entity, the failure of which to make or obtain that, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Parent Material Adverse Effect.
Section 4.5 SEC Reports; Financial Statements.
(a) Parent has timely filed, furnished or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC since January 1, 2023 (all such forms, reports, statements, certificates and other documents filed since January 1, 2023 and prior to the date hereof, collectively, the “Parent SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment, each of the Parent SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed. As of their respective filing dates (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such amendment or superseding filing), none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of Parent has been required to file any forms, reports or other documents with the SEC at any time since January 1, 2023. Since January 1, 2023 no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. Neither Parent nor any of its executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.
(b) The audited consolidated financial statements of Parent (including any related notes thereto) included in or incorporated by reference in the Parent SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q or any successor form under the Exchange Act, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); (iii) fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated subject, with respect to unaudited interim statements, to normal and recurring year-end adjustments.
(c) Parent maintains, and at all times since January 1, 2023 has maintained, disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by Parent in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC under the Exchange Act. Parent maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Parent’s management has completed an assessment of the effectiveness of Parent’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2024, and such assessment concluded that such controls were effective and Parent’s independent registered accountant has issued an attestation report concluding that Parent maintained effective internal control over financial reporting as of December 31, 2024. Parent has disclosed, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Parent Board (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to the Company prior to the date hereof.
(d) Since January 1, 2023, (i) none of Parent or any Subsidiary of Parent nor, to the knowledge of Parent, any director or officer of Parent or any Subsidiary of Parent has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Parent or any Subsidiary of Parent or any material complaint, allegation, assertion or claim from employees of Parent or any Subsidiary of Parent regarding questionable accounting or auditing matters with respect to Parent or any Subsidiary of Parent, and (ii) to the knowledge of Parent, no attorney representing Parent or any Subsidiary of Parent, whether or not employed by Parent or any Subsidiary of Parent, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent, any Subsidiary of Parent or any of their respective officers, directors, employees or agents to Parent Board or any committee thereof, or to the General Counsel or Chief Executive Officer of Parent.
(e) As of the date hereof, Parent is in compliance in all material respects with all current listing requirements of the NYSE.
(f) Neither Parent nor any Subsidiary of Parent is a party to, or has a commitment to effect, enter into or create, any joint venture, or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).
(g) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent SEC Documents, and none of the Parent SEC Documents is, to the knowledge of Parent, the subject of ongoing SEC review or investigation.

Section 4.6 No Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any liabilities of any nature or type, whether accrued, absolute, determined, contingent, secondary, direct or otherwise and whether due or to become due, required to be reflected in Parent’s financial statements, except for: (i) liabilities disclosed in the financial statements (including any related notes) contained in the most recent audited balance sheet included in the Parent SEC Documents (the “Most Recent Parent Balance Sheet”); (ii) liabilities incurred in the ordinary course of business since the date of the Most Recent Parent Balance Sheet; (iii) liabilities that, individually or in the aggregate, have not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Parent Material Adverse Effect; and (iv) liabilities and obligations incurred in connection with the transactions contemplated by this Agreement.
Section 4.7 Certain Information. The information supplied or to be supplied by Parent and Merger Sub specifically for inclusion in the Form S-4 and the Proxy Statement shall not, at the time that the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by or on behalf of the Company specifically for inclusion in the Form S-4.
Section 4.8 No Parent Material Adverse Effect. Since January 1, 2024 through the date of this Agreement, there has not been any Effect that has constituted or resulted in, or that would reasonably be expected to constitute or result in, a Parent Material Adverse Effect.
Section 4.9 Litigation. Except as, in each case, individually or in the aggregate, has not had, or would not reasonably be expected to have a Parent Material Adverse Effect, (a) there is no Action pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective properties or assets, (b) neither Parent nor any of its Subsidiaries nor any of their respective properties or assets is or are subject to any judgment, order, injunction, rule or decree of any Governmental Entity and (c) there are no subpoenas, civil investigative demands or other written requests for information issued to Parent or any of its Subsidiaries relating to potential or actual violations of any Law that are pending or, to the knowledge of Parent, threatened, or any investigations or claims against or affecting Parent or any of its Subsidiaries, or any of their respective properties or assets, relating to potential or actual violations of any Law.
Section 4.10 Compliance with Laws. Parent and each of its Subsidiaries are in compliance with, and have maintained and enforced policies and procedures reasonably designed to promote compliance with, all Laws applicable to them or by which any of their respective properties are bound, except where any non-compliance, individually or the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has, during the three (3)-year period prior to the date of this Agreement: (i) to the knowledge of Parent, received any written notice or verbal notice from any Governmental Entity regarding any potential or actual material violation by Parent or any of its Subsidiaries of any Law; or (ii) provided any notice to any Governmental Entity regarding any potential or actual material violation by Parent or any of its Subsidiaries of any Law. Parent and its Subsidiaries have in effect all Permits necessary for them to own, lease or operate their properties and to carry on their businesses as now conducted, except for any Permits the absence of which, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Parent Material Adverse Effect. Except as, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Parent Material Adverse Effect, (x) all of Parent and its Subsidiaries’ Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in any modification, termination or revocation thereof and, to the knowledge of Parent, no suspension or cancellation of any such Permit is threatened, (x) no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any such Permit, (y) all fees and assessments due and payable in connection with such Permits have been timely paid, and (z) Parent and each of its Subsidiaries is in compliance with the terms and requirements of all such Permits. There are no Actions pending or, to the knowledge of Parent, threatened, that seek the revocation, cancellation or modification of any Permit. Neither Parent nor its Subsidiaries have, since January 1, 2023, received written notice of any charge, claim or assertion alleging any violations of or noncompliance with any Permit, nor to the knowledge of Parent, has any charge, claim or assertion been threatened, except as, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Parent Material Adverse Effect.
Section 4.11 Brokers. No broker, investment banker, financial advisor or other Person, other than Ankura Consulting Group, LLC, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made.

Section 4.12 No Prior Activities. Except for obligations incurred in connection with its organization and the transactions contemplated hereby, Merger Sub has not incurred any obligation or liability nor engaged in any business or activity of any type or kind whatsoever or entered into any Contract with any Person.
Section 4.13 No Other Representations or Warranties. Except for the representations and warranties contained in Article III or in any certificate delivered pursuant to this Agreement, each of Parent and Merger Sub acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries, or any of their respective businesses or operations, with respect to any other information provided to Parent or Merger Sub, or any of their respective affiliates, stockholders and representatives or any other Person or had or has any duty or obligation to provide any information to Parent or Merger Sub, or any of their respective affiliates, stockholders or representatives, or any other Person, in connection with this Agreement, the transactions contemplated hereby or otherwise. Neither the Company nor any other Person will have or be subject to any liability to Parent or Merger Sub, or any of their respective affiliates and representatives, or any other Person resulting from the distribution to Parent or Merger Sub, or any of their respective affiliates and representatives, or Parent’s or Merger Sub’s, or any of their respective affiliates’ and representatives’, use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub, or any of their respective affiliates and representatives, in certain “data rooms” or management presentations in expectation of, or in connection with, the transactions contemplated by this Agreement.
Section 4.14 No Reliance. Each of Parent and Merger Sub acknowledges and agrees that it (a) has had an opportunity to discuss and ask questions regarding the business of the Company and its Subsidiaries with the management of the Company, (b) has had access to the books and records of the Company, the “data room” maintained by the Company for purposes of the transactions contemplated by this Agreement and such other information as it has desired or requested to review and (c) has conducted its own independent investigation of the Company and its Subsidiaries and the transactions contemplated hereby, and has not relied on any representation or warranty by any Person on behalf of the Company or any of its Subsidiaries, except for the representations and warranties set forth in Article III or in any certificate delivered in connection with this Agreement. Without limiting the foregoing, except for the representations and warranties set forth in Article III of this Agreement or in any certificate delivered in connection with this Agreement, each of Parent and Merger Sub further acknowledges and agrees that none of the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding the Company, its Subsidiaries or their respective businesses and operations. Each of Parent and Merger Sub hereby acknowledges that there are uncertainties inherent in attempting to develop such estimates, projections, forecasts, business plans and other forward-looking information with which Parent and Merger Sub are familiar, that except for the representations and warranties set forth in Article III or in any certificate delivered in connection with this Agreement, Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information), and that Parent and Merger Sub will have no claim against the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives with respect thereto and (subject to the express representations and warranties of Parent set forth in Article III) Parent and Merger Sub, and their respective affiliates, stockholders and representatives, expressly disclaim reliance on any such information (including the accuracy or completeness thereof) or any representations or warranties or other statements or omissions that may have been made by the Company or any Person with respect to the Company other than the representations and warranties set forth in this Agreement.
ARTICLE V
COVENANTS
Section 5.1 Conduct of Business of the Company.
(a) The Company covenants and agrees that, during the period from the date hereof until the Effective Time, except (i) as expressly required by this Agreement, (ii) as disclosed in Section 5.1(a) of the Company Disclosure Letter, (iii) as required by applicable Law or (iv) to the extent Parent shall otherwise request or consent to in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, (w) conduct their respective business in the ordinary course of business consistent with past practice and (x) use commercially reasonable efforts to preserve substantially intact their respective business organizations and material assets, to keep available the services of its and its Subsidiaries’ current officers and key employees, to preserve their respective present relationships and goodwill with material customers and material suppliers and others with whom it has business relations and comply in all material respects with all applicable Laws.
(b) Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except (w) as expressly required by this Agreement, (x) as disclosed in Section 5.1(b) of the Company Disclosure Letter, (y) as required by applicable Law or (z) to the extent Parent shall otherwise request or consent to in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and the Company shall cause each of its Subsidiaries not to:
(i) amend or otherwise change its Organizational Documents (other than such amendments as may be necessary to effect the transactions contemplated by this Agreement, the Merger) or adopt any stockholder rights plan, “poison pill” antitakeover plan or similar device, in each case, to the extent that it would apply to the transactions contemplated by this Agreement, including the Merger;
(ii) issue, deliver, sell, pledge, grant, transfer, dispose of or encumber any shares of capital stock, or grant to any Person any right to acquire any additional shares of, or securities convertible or exchangeable for, or options, warrants or rights to acquire, any shares of its capital stock or other Equity Interests, except pursuant to the exercise of Company Stock Options or settlement of settlement of Company RSUs outstanding as of the date hereof (or permitted hereunder to be granted after the date hereof) in accordance with their terms;
(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, in respect of any of its capital stock or other Equity Interests (except for any dividend or distribution by a Subsidiary of the Company to the Company or to other Subsidiaries) or enter into any agreement with respect to the voting or registration of its capital stock or other Equity Interests (other than in connection with this Agreement);
(iv) adjust, split, combine, exchange, redeem, repurchase or otherwise acquire any shares of capital stock or other Equity Interests, or any other securities or obligations convertible (currently or after the passage of time or the occurrence of certain events) into or exchangeable for any shares of the Company’s or any of its Subsidiaries’ capital stock or other Equity Interests (except in connection with the cashless exercises or similar transactions pursuant to the exercise of Company Stock Options or settlement of Company RSUs or other awards or obligations outstanding as of the date hereof or permitted to be granted after the date hereof), or reclassify, combine, split, subdivide or otherwise amend, directly or indirectly, the terms of its capital stock or other Equity Interests, or any other securities or obligations convertible (currently or after the passage of time or the occurrence of certain events) into or exchangeable for any shares of the Company’s or any of its Subsidiaries’ capital stock or other Equity Interests;
(v) (A) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets other than purchases of inventory and other assets in the ordinary course of business or pursuant to existing Contracts; (B) sell, pledge, assign, transfer, lease, license, guarantee, encumber or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any property or assets, other than, in each case, (x) sales of inventory, goods or services in the ordinary course of business or of obsolete equipment or assets in the ordinary course of business; (w) as security for any borrowings permitted by Section 5.1(b)(viii); or (y) licenses granted to customers or other third parties in the ordinary course of business; or (z) dispositions of assets which do not constitute Company Intellectual Property, and with respect to which the fair market value of all such assets does not exceed $500,000 in the aggregate;
(vi) except in the ordinary course of business consistent with past practice, (x) materially amend or terminate any Company Material Contract (other than terminations pursuant to the expiration of the existing term of any Company Material Contract), (y) waive, release or assign any material rights under any Company Material Contract or (z) enter into any Contract or agreement that, if in effect on the date of this Agreement, would constitute a Company Material Contract;

(vii) make, or agree or commit to make, any capital expenditure, except in accordance with the capital expenditure budget set forth in Section 5.1(b)(vii) of the Company Disclosure Letter, plus a 2.5% variance for each principal category set forth in such capital expenditure budget;
(viii) (A) make any loans, advances or capital contributions to, or investments in, any other Person (other than a Subsidiary of the Company or routine travel and business expense advances made to directors or employees in the ordinary course of business consistent with past practice), (B) incur, redeem, repurchase, prepay, defease, or cancel any indebtedness for borrowed money, guarantee any such indebtedness, issue or sell any debt securities or rights to acquire any debt securities (directly, contingently or otherwise) or make any loans or advances or capital contributions to any other Person, except for: (1) subject to Section 5.18, repayment of the amounts outstanding under the Credit Facility when due in accordance with their terms; (2) borrowings in an aggregate principal amount outstanding at any time not to exceed $250,000 incurred in the ordinary course of business pursuant to existing credit facilities or letters of credit, (3) any indebtedness among the Company and its Subsidiaries or among Subsidiaries of the Company (and guarantees by the Company or its Subsidiaries in respect thereof) and (4) purchase money financings and capital leases entered into in the ordinary course of business in an aggregate amount not to exceed $250,000 at any time outstanding, (C) assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness or other obligations of another Person (other than a guaranty by the Company on behalf of its Subsidiaries) or (D) incur any Encumbrance on any of its material property or assets, except Permitted Encumbrances;
(ix) except to the extent required by applicable Law or any Company Plan in effect as of the date hereof, (A) increase or decrease the compensation or benefits of any director or any Company Employee (other than annual base salary increases for employees with annual compensation less than $200,000 in the ordinary course of business consistent with past practice, and corresponding increases in target bonus compensation), (B) enter into, establish, amend, terminate or modify (including by exercising discretion to accelerate vesting or the time of payment or funding) any Company Plan, or any arrangement that would be a Company Plan if in effect as of the date of this Agreement; (C) grant or increase any severance or termination pay or termination or change in control payments or benefits, or any similar compensation, (D) hire or engage any individual as an employee or other individual service provider (except, with respect to any individual whose annual base compensation does not exceed $200,000, to fill a vacancy); (E) terminate the employment of any Company Employee (other than for cause); or (F) enter into any Labor Agreement;
(x) implement or adopt any material change in its methods of accounting, except as may be required to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;
(xi) adopt a plan of (A) complete or partial liquidation of the Company or any Subsidiary of the Company or (B) dissolution, merger, consolidation, division, restructuring, recapitalization or other reorganization, other than, in the case of clause (B), transactions between or among direct or indirect wholly owned Subsidiaries of the Company;
(xii) commence, compromise, settle or agree to settle any Action (including any Action relating to this Agreement or the transactions contemplated hereby), or consent to the same, other than compromises, settlements or agreements in the ordinary course of business that (A) involve only the payment of money damages (1) for an amount (in excess of insurance proceeds) for each such compromise or settlement that is, individually, less than $100,000 and for all such compromises or settlements that is, in the aggregate, less than $500,000 or (2) consistent with the reserves reflected in the Company’s balance sheet at November 1, 2025, (B) do not impose any restriction on the Company’s business or the business of its Subsidiaries, (C) do not relate to any litigation, claim, suit, action or proceeding by the Company’s shareholders in connection with this Agreement or the Merger and (D) do not include an admission of liability or fault on the part of the Company or any of its Subsidiaries;
(xiii) waive, release, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise) with value in excess of $250,000, except in the ordinary course of business consistent with past practice and in accordance with their terms.
(xiv) (A) make, change or revoke any material Tax election, (B) change or adopt any Tax accounting period or material method of Tax accounting, (C) amend or refile any material Tax Return, (D) settle or compromise any material liability for Taxes or any audit, claim or other proceeding relating to a material amount of Taxes, (E) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar state, local or non-U.S. Law), (F) request any ruling from any Governmental Entity relating to Taxes, (G) knowingly surrender any right to claim a material refund of Taxes, (H) other than in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, or (I) initiate any voluntary disclosure, amnesty or similar program with respect to a material amount of Taxes;
(xv) sell, transfer, assign, license, or otherwise dispose of (by merger, consolidation, operation of law, division or otherwise), or grant a Lien on, covenant not to sue in respect of, mortgage, encumber or exchange any material Intellectual Property owned or purported to be owned by, or exclusively licensed to, the Company or any Subsidiary of the Company;
(xvi) materially reduce the amount of insurance coverage or fail to renew or maintain any material existing insurance policies;
(xvii) (A) amend any Permits in a manner that adversely impacts the Company’s ability to conduct its business in any material respect or (B) terminate or allow to lapse any material Permits;
(xviii) enter into any Company Real Property Leases;
(xix) take any action (or knowingly omit to take any action) intended to or that would reasonably be expected to cause or result in a material breach of the Credit Facility; or
(xx) agree to take or otherwise authorize, approve or enter into any agreement or make any commitment to take any of the actions described in Sections 5.1(b)(i) through (xix).
Section 5.2 Conduct of Business of Parent.
(a) Parent covenants and agrees that, during the period from the date hereof until the Effective Time, except (i) as expressly required by this Agreement, (ii) as disclosed in Section 5.1(a) of the Parent Disclosure Letter, (iii) as required by applicable Law or (iv) to the extent the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause each of its Subsidiaries to, (w) conduct their respective business in the ordinary course of business and (x) use commercially reasonable efforts to preserve substantially intact their respective business organizations and material assets, to keep available the services of its and its Subsidiaries’ current officers and key employees, to preserve their respective present relationships with material customers and material suppliers and comply in all material respects with all applicable Laws.
(b) Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except (w) as expressly required by this Agreement, (x) as disclosed in Section 5.1(b) of the Parent Disclosure Letter, (y) as required by applicable Law or (z) to the extent the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not, and Parent shall cause each of its Subsidiaries not to:
(i) amend or otherwise change its Organizational Documents;
(ii) implement or adopt any material change in its methods of accounting, except as may be required to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;
(iii) adopt a plan of (A) complete or partial liquidation of Parent or any Subsidiary of Parent or (B) dissolution, merger, consolidation, division, restructuring, recapitalization or other reorganization, other than, in the case of clause (B), transactions between or among direct or indirect wholly owned Subsidiaries of Parent; or
(iv) agree to take or otherwise authorize, approve or enter into any agreement or make any commitment to take any of the actions described in Sections 5.1(b)(i) through 5.1(b)(iii).
Section 5.3 No Control of Other Party’s Business. Nothing contained in this Agreement (including anything in Section 5.1(b)) shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
Section 5.4 No Solicitation by the Company.
(a) Except as expressly permitted by this Section 5.4, the Company agrees that it shall not, and shall cause its Subsidiaries and its and their respective directors, officers, employees, investment bankers, attorneys, consultants, accountants and other advisors, agents or representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly assist, knowingly induce or knowingly encourage or facilitate (including by providing information) any inquiries, proposals or offers with respect to, or the making, submission, announcement or completion of, any proposal or offer that constitutes, or would be reasonably expected to lead to, a Company Acquisition Proposal or (ii) engage in, continue or participate in any negotiations or discussions with any Persons (any such Person, a “Third Party”) other than Parent, Merger Sub and their respective Affiliates and Representatives to the extent acting on behalf of Parent or Merger Sub (other than to refer the inquiring Person to this Section 5.4) concerning any Company Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Company Acquisition Proposal, (iii) furnish or provide or cause to be furnished or provided any non-public information or data relating to the Company or any of its Subsidiaries in connection with, or for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, any inquiry, proposal or offer that constitutes of would reasonably be expected to lead to a Company Acquisition Proposal, or (iv) resolve or agree to do any of the foregoing. The Company agrees that it will, and will cause its Subsidiaries and its and their respective Representatives to, (x) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Third Party conducted heretofore with respect to any Company Acquisition Proposal, (y) deliver a written notice to any such Third Party explicitly stating that the Company is terminating all discussions and negotiations with such Third Party with respect to any Company Acquisition Proposal, and requesting that such Third Party promptly return or destroy all confidential or proprietary information concerning the Company and its Subsidiaries, and (z) promptly terminate access of any such Third Party to any due diligence or electronic or physical data room with respect to any Company Acquisition Proposal; provided, that nothing in this Agreement shall restrict the Company from permitting a Person to request the waiver of a “standstill” or similar obligation or from granting such a waiver, in each case, solely to the extent necessary to allow the applicable counterparty thereof to make a Company Acquisition Proposal in accordance with this Agreement and only after the Company Board has determined in good faith, after consultation with its outside counsel, that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.
(b) Notwithstanding anything to the contrary in Section 5.4(a), at any time prior to obtaining the Company Shareholder Approval, in response to an unsolicited bona fide written Company Acquisition Proposal from a Third Party made after the date hereof that (x) did not result from a material breach of Section 5.4(a) or Section 5.4(c) by the Company, any of its Subsidiaries or any of its or their respective Representatives, and (y) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor, constitutes or may reasonably be expected to lead to a Company Superior Proposal and that failure to engage in such discussions or negotiations, or provide such information, would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties to the Company and its shareholders under applicable Law, the Company and its Representatives may, following receipt of an executed customary confidentiality agreement with nondisclosure provisions that are at least as restrictive of such Third Party as the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement) and that does not prohibit compliance by the Company with this Section 5.4: (i) furnish information with respect to the Company and its Subsidiaries to such Third Party making such Company Acquisition Proposal and (ii) participate in discussions or negotiations with such Third Party and its Representatives regarding such Company Acquisition Proposal; provided, that the Company shall promptly (following such time as it is provided or made available to such third party and in no event later than 24 hours) provide or make available to Parent any material non-public information concerning the Company or any of its Subsidiaries to the Person making such Company Acquisition Proposal or its Representatives which was not previously provided or made available to Parent. If the Company receives a Company Acquisition Proposal or any inquiry or request for information with respect to a Company Acquisition Proposal or that is reasonably likely to lead to a Company Acquisition Proposal, then the Company shall promptly (and in no event later than 24 hours after its receipt of such Company Acquisition Proposal or request) notify Parent in writing of such Company

Acquisition Proposal or request (which notification shall include the identity of the Person making or submitting such request or Company Acquisition Proposal and an unredacted copy of any such written request or proposal (or, if not in writing, a written summary of the material terms and conditions thereof)), together with copies of any proposed transaction agreements, and the Company shall thereafter keep Parent reasonably informed in writing, on a current basis (and, in any event, within 24 hours), of the status of such Company Acquisition Proposal or request, including informing Parent of any material change to the terms of such Company Acquisition Proposal, and the status of any negotiations, including any change in its intentions as previously notified.
(c) Subject to the permitted actions contemplated by clauses (d) and (e) below, and Section 7.1(c)(ii), neither the Company Board nor any committee thereof shall (i) withdraw, change, qualify, withhold, amend or modify in a manner adverse to Parent or Merger Sub, or publicly propose to withdraw, change, qualify, withhold, amend or modify in a manner adverse to Parent or Merger Sub, the Company Board Recommendation or make, or permit any director or executive officer to make, any public statement in connection with the Company Shareholders Meeting by or on behalf of the Company Board or such committee that would reasonably be expected to have the same effect, (ii) adopt, approve, recommend, or publicly propose to adopt, approve or recommend, any Company Acquisition Proposal or Company Alternative Acquisition Agreement, (iii) fail to include the Company Board Recommendation in the Proxy Statement, (iv) in the event a tender offer that constitutes a Company Acquisition Proposal subject to Regulation 14D under the Exchange Act is commenced, fail to recommend against such Company Acquisition Proposal in any solicitation or recommendation statement made on Schedule 14D-9 within ten (10) Business Days of such commencement (and in no event later than one (1) Business Day prior to the date of the Company Stockholder Meeting, as it may be postponed or adjourned pursuant to Section 5.5(b)), or (v) if requested by Parent, fail to issue, within ten (10) Business Days after a Company Acquisition Proposal is publicly announced (and in no event later than one (1) Business Day prior to the date of the Company Stockholder Meeting, as it may be postponed or adjourned pursuant to Section 5.5(b)), a press release reaffirming the Company Board Recommendation (any of such action in clauses (i)-(v), an “Company Adverse Recommendation Change”), (vi) cause or permit the Company or any of its Subsidiaries to enter into or agree to any letter of intent, memorandum of understanding or similar document, agreement in principle, acquisition agreement, merger agreement, or other similar agreement or commitment (other than a confidentiality agreement referred to in Section 5.4(b) entered into in compliance with Section 5.4(b)) relating to any Company Acquisition Proposal (a “Company Alternative Acquisition Agreement”) or (vi) take any action to make the provisions of any anti-takeover or similar statute or regulation inapplicable to any Company Acquisition Proposal or counterparty thereto; provided, that delivery of a written notice to Parent as contemplated by clause (d) below, or public disclosure that such notice has been delivered to Parent, shall not be deemed to constitute an Company Adverse Recommendation Change or otherwise a violation of this clause (c).
(d) Notwithstanding anything to the contrary set forth in this Section 5.4, following receipt of a written Company Acquisition Proposal by the Company after the date of this Agreement that did not result from a breach of this Section 5.4 and has not been withdrawn the Company Board may, at any time prior to the Company Shareholders Meeting, make a Company Adverse Recommendation Change and authorize the Company to terminate this Agreement to enter into a Company Alternative Acquisition Agreement with respect to such Company Superior Proposal in accordance with Section 7.1(c)(ii), or authorize, resolve, agree or propose publicly to take any such action, if all of the following conditions are met prior to making such Company Adverse Recommendation Change:
(i) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor, that such Company Acquisition Proposal constitutes a Company Superior Proposal and that failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties to its shareholders under applicable Law;
(ii) (A) the Company shall have provided to Parent five (5) Business Days’ prior written notice (the “Company Superior Proposal Notice”), which shall state expressly (1) that it has received a written Company Acquisition Proposal that constitutes a Company Superior Proposal, (2) an unredacted copy of such Company Acquisition Proposal (or, if not in writing, the material terms and conditions thereof, including the consideration offered therein and the identity of the Person or group making the Company Acquisition Proposal) and shall have contemporaneously provided an unredacted copy of the Company Alternative Acquisition Agreement and all other documents (other than immaterial documents) related to the Company Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Company Superior Proposal shall require a new notice and an additional three (3) Business Day period) and (3) that, subject to clause (iii) below, the Company Board has determined to make a Company Adverse Recommendation Change or to terminate this Agreement in accordance with Section 7.1(c)(ii) in order to enter into the Company Alternative Acquisition Agreement, as applicable and (B) prior to making such Company Adverse Recommendation Change or terminating this Agreement in accordance with Section 7.1(c)(ii), as applicable, (x) the Company shall have used commercially reasonable efforts to engage in good faith with Parent (to the extent Parent wishes to engage) during such notice period commencing on the delivery of the Company Superior Proposal Notice, to consider any adjustments proposed by Parent to the terms and conditions of this Agreement such that the Company Alternative Acquisition Agreement ceases to constitute a Company Superior Proposal and (y) in determining whether to make an Company Adverse Recommendation Change or to effect a termination in accordance with Section 7.1(c)(ii), the Company Board shall have taken into account any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent in response to such notice; and
(iii) following the end of such five (5) Business Day period (as such period may be extended in accordance with clause (ii) above), the Company Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that, in light of such Company Superior Proposal and taking into account any revised terms proposed by Parent, such Company Superior Proposal continues to constitute a Company Superior Proposal and that the failure to make such Company Adverse Recommendation Change or to so terminate this Agreement in accordance with Section 7.1(c)(ii), as applicable, would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.
(e) Notwithstanding anything to the contrary set forth in this Section 5.4, upon the occurrence of any Company Intervening Event, the Company Board may, at any time prior to the Company Shareholders Meeting, make a Company Adverse Recommendation Change that is not related to a Company Acquisition Proposal if all of the following conditions are met:
(i) prior to making such Company Adverse Recommendation Change, (1) the Company Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, that, in light of such Company Intervening Event, a failure to effect a Company Adverse Recommendation Change would be reasonably expected to be inconsistent with the Company Board’s fiduciary duties to its shareholders under applicable Law, (2) the Company shall have (A) provided to Parent five (5) Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Company Intervening Event and the rationale for the Company Adverse Recommendation Change and (2) state expressly that, subject to clause (ii) below, the Company Board has determined to make an Company Adverse Recommendation Change and (B) prior to making such an Company Adverse Recommendation Change, used commercially reasonable efforts to engage in good faith with Parent (to the extent Parent wishes to engage) during such five (5) Business Day period to consider any adjustments proposed by Parent to the terms and conditions of this Agreement such that the failure of the Company Board to make an Company Adverse Recommendation Change in response to the Company Intervening Event in accordance with clause (ii) below would no longer reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law; and
(ii) following the end of such five (5) Business Day period, the Company Board shall have determined in good faith, after consultation with its outside legal counsel, that in light of such Company Intervening Event and taking into account any revised terms proposed by Parent, the failure to make a Company Adverse Recommendation Change would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.
(f) The Company shall promptly (and in any event within twenty-four (24) hours) advise Parent orally and in writing of (i) any written or oral Company Acquisition Proposal, (ii) any request for non-public information relating to the Company or its Subsidiaries, other than requests for information not reasonably expected to be related to a Company Acquisition Proposal and (iii) any inquiry or request for discussion or negotiation regarding a Company Acquisition Proposal, including in each case the identity of the Person making any such Company Acquisition Proposal, inquiry or request and the material terms of such Company Acquisition Proposal, inquiry or request and thereafter shall keep Parent informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations.

(g) Nothing set forth in this Agreement shall prevent the Company or the Company Board from (i) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to its shareholders in connection with the making or amendment of a tender offer or exchange offer) or from (ii) making any required disclosure to the Company’s shareholders if, in the good faith judgment of the Company Board, after consultation with outside counsel, failure to disclose such information would reasonably be expected to violate its obligations under applicable Law; provided, however, that in the case of either clause (i) or clause (ii), no such communication or statement that would constitute a Company Adverse Recommendation Change shall be permitted, made or taken except in accordance with Section 5.4(d).
(h) Any breach of the restrictions contained in this Section 5.4 by any of the Company’s Subsidiaries, or any Representatives of the Company or any of its Subsidiaries, shall be deemed to be a breach of this Section 5.4 by the Company.
(i) As used in this Agreement:
(i) “Company Acquisition Proposal” means any inquiry, proposal or offer from any Person or group of Persons other than Parent or one of its Subsidiaries for (A) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving acquisition of the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole) or (B) the acquisition in any manner, directly or indirectly, of over 20% of the Equity Interests, voting power or consolidated total assets of the Company and its Subsidiaries, in each case other than the Merger and the other transactions contemplated by this Agreement.
(ii) “Company Intervening Event” means an Effect that arises following the date hereof that (A) (x) was not known to, or reasonably foreseeable by, the Company Board prior to the execution of this Agreement (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable), which Effect becomes known to, or reasonably foreseeable by, the Company Board prior to the Company Shareholders Meeting, and (y) is material to the Company and its Subsidiaries (taken as a whole), and (B) does not relate to (x) a Company Acquisition Proposal or a Company Superior Proposal or any inquiry or communications relating thereto, any matter relating thereto or consequences thereof, and (y) in each case in and of itself, any changes in the market price or trading volume of Company Shares or the fact that the Company meets, fails to meet or exceeds any internal or published projections, forecasts or estimates of its revenue, earnings or other financial performance or results of operations for any period (it being understood, however, that any underlying cause of any of the foregoing in this clause (y) may be a Company Intervening Event if not otherwise falling into the foregoing clauses (x) and (y) of this definition ).
(iii) “Company Superior Proposal” means any bona fide written Company Acquisition Proposal (A) on terms which the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, to be more favorable from a financial point of view (including taking into account payment by the Company of the Company Termination Fee) to the holders of Company Shares than the Merger and the other transactions contemplated by this Agreement (after giving effect to any revisions to the terms of the Agreement committed to in writing by Parent in response to such Company Acquisition Proposal pursuant to Section 5.4(d)), taking into account all the terms and conditions of such proposal, including the timing, likelihood of consummation, confidentiality, legal, financial, regulatory, financing and other aspects of such Company Acquisition Proposal, and this Agreement and (B) that the Company Board believes in good faith, after consultation with the Company’s outside legal counsel and financial advisors, is reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal; provided, that for purposes of the definition of “Company Superior Proposal,” the references to “20%” in the definition of Company Acquisition Proposal shall be deemed to be references to “50%.”
Section 5.5 Preparation of Form S-4 and Proxy Statement; Company Shareholders Meeting.
(a) As promptly as practicable after the date of this Agreement (and in any event within thirty (30) calendar days after the date hereof), (i) the Company and Parent shall prepare the Form S-4 and a proxy statement in preliminary form (as amended or supplemented from time to time, the “Proxy Statement”) to be sent to the shareholders of the Company relating to the special meeting of the Company’s shareholders (the “Company

Shareholders Meeting” ) to be held to consider the adoption of this Agreement in accordance with the Company’s Organizational Documents, the TBCA and this Agreement, and (ii) Parent shall file with the SEC, the Form S-4, in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the shares of Parent Common Stock subject to the Parent Stock Issuance. The parties shall consult each other in connection with setting a preliminary record date for the Company Shareholders Meeting and shall commence broker searches pursuant to Section 14a-13 of the Exchange Act in connection therewith. Parent shall use its commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby. Parent shall also use its commercially reasonable efforts to take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities or “blue sky” laws in connection with the Parent Stock Issuance and the Company shall furnish all information concerning the Company and the holders of Company Shares as may be reasonably requested in connection with any such action. The Company shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to the Company’s shareholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. No filing or mailing of, or amendment or supplement to, the Form S-4 or the Proxy Statement, or any substantive correspondence (including all responses to SEC correspondence) will be made by Parent or the Company, as applicable, without (i) providing the other party a reasonable opportunity to review and comment thereon (which comments the receiving party will consider in good faith) and (ii) the other party’s prior approval (which shall not be unreasonably withheld). Parent or the Company, as applicable, will advise the other party promptly after it receives oral or written notice thereof, of the time when the Form S-4 has become effective or any amendment or supplement thereto has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in the Parent Stock Issuance for offering or sale in any jurisdiction or any oral or written request by the SEC or its staff for amendment of the Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC or its staff for additional information, and will promptly provide the other with copies of any written communication from the SEC or its staff or any state securities commission and a reasonable opportunity to participate in the responses thereto. If at any time prior to the Effective Time the Company or Parent shall discover or become aware of any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors that should be disclosed in an amendment or supplement to either of the Form S-4 or the Proxy Statement, so that any of such documents would not contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading, then such party that discovers or becomes aware of such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall promptly be filed with the SEC in accordance with this Section 5.5 and, to the extent required under applicable Law, disseminated to shareholders of the Company and Parent; provided that the delivery of such notice and the filing of any such amendment or supplement shall not affect or be deemed to modify any representation or warranty made by any party hereunder or otherwise affect the remedies available hereunder to any party.
(b) As promptly as practicable after the Form S-4 has been declared effective or as the parties otherwise mutually determine to be appropriate, the Company shall cause the Company Shareholders Meeting to be held in accordance with applicable Law and the Company shall duly call, give notice of, convene and hold the Company Shareholders Meeting for the purpose of obtaining the Company Shareholder Approval and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith. The Company may postpone or adjourn the Company Shareholders Meeting solely (i) with the consent of Parent; (ii) if required by applicable Law or a request from the SEC, (iii) (A) due to the absence of a quorum necessary to conduct the business of the Company Shareholders Meeting or (B) if the Company has not received proxies representing a sufficient number of Company Shares for the Company Shareholder Approval, whether or not a quorum is present, to solicit additional proxies; or (iv) to the extent reasonably necessary to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with Parent and outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholders Meeting; provided, without the prior written consent of Parent (not to be unreasonably withheld, in the cases of clauses (ii) and (iv)), (x) no single adjournment or postponement permitted hereunder (including by the immediately following sentence) shall be for more than five (5) Business Days, except as may be required by Law, (y) all such adjournments and postponements together shall not cause the date of the Company

Stockholder Meeting to be more than twenty (20) Business Days after the date for which the Company Stockholder Meeting was originally scheduled or, in the case of clause (iii) above and the immediately following sentence, less than five (5) Business Days prior to the Termination Date. In addition to the foregoing, the Company shall, at the request of Parent, to the extent permitted by Law, postpone or adjourn the Company Shareholders Meeting to a date mutually agreed with Parent (subject to the limitations in the foregoing proviso, except as may be mutually agreed with Parent) for the absence of a quorum or if the Company has not received proxies representing a sufficient number of Company Shares for the Company Shareholder Approval; provided, that no such adjournment shall be required to be for a period exceeding ten (10) Business Days. Except in the case of a Company Adverse Recommendation Change specifically permitted by, and adopted pursuant to the procedures set forth in, Section 5.4, the Company, through the Company Board, shall (i) recommend to its shareholders that they adopt this Agreement and the transactions contemplated hereby and (ii) include such recommendation (including the Company Board Recommendation) in the Proxy Statement. Without limiting the generality of the foregoing, the Company agrees that, notwithstanding any Company Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, (x) the Company shall use its commercially reasonable efforts to solicit proxies to obtain the Company Shareholder Approval and (y) the Company’s obligations pursuant to this Section 5.5(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Company Acquisition Proposal or the occurrence of any Company Adverse Recommendation Change. The Company shall, on a daily basis during the ten (10) Business Days prior to the date of the Company Stockholder Meeting, advise Parent as to the aggregate number of Company Shares entitled to vote at the Company Stockholder Meeting for which proxies have been received by the Company with respect to the Company Shareholder Approval and the number of such proxies authorizing the holder thereof to vote in favor of the Company Shareholder Approval.
Section 5.6 Access to Information; Confidentiality. Upon reasonable prior notice, each party shall, and shall cause each of its Subsidiaries to, afford to the other parties and their respective Representatives reasonable access during normal business hours, during the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, to all their respective properties, assets, books, contracts, commitments, personnel and records and, during such period, each party shall, and shall cause each of its Subsidiaries to, furnish as promptly as reasonably practicable to the other parties all other information concerning its business, properties and personnel as the other parties may reasonably request for purposes of completing the Merger or for a bona fide business purpose (including Tax Returns filed and those in preparation and the work papers of its auditors); provided, however, that the foregoing shall not require any party to disclose any information (a) if providing such access would unreasonably disrupt such party’s operations, (b) that is a trade secret of a third party, competitively sensitive information, information concerning the valuation of the Company or any of its Subsidiaries, on the one hand, or Parent or any of its Subsidiaries, on the other hand, as applicable, or personal information that would expose the Company or Parent, as applicable, to the risk of liability (provided that in each such case the withholding party will inform the other party of the nature of the information being withheld, and use its commercially reasonable efforts to make alternative arrangements that would allow access to such information), (c) would violate the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business (provided, however, that the withholding party shall use its commercially reasonable efforts to obtain the required consent of such third party to such access or disclosure), (c) the disclosure of which would violate any Law applicable to such party or any of its Representatives (provided, however, that withholding party shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty), or (d) disclosure of which would jeopardize any attorney-client, attorney work product or other legal privilege (provided, however, that withholding party shall use its commercially reasonable efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege, including by means of entry into a customary joint defense agreement that would alleviate the loss of such privilege); provided, further, that the foregoing shall not require the Company, Parent or any of their respective Subsidiaries to permit any environmental testing or sampling or subsurface investigations, including surface and subsurface soils and water, soil gas, air or building materials, on any of the properties owned, leased or operated by it or any of its respective Subsidiaries. All such information shall be held confidential in accordance with the terms of the Agreement Regarding Mutual Disclosure of Information between Parent and the Company, dated as of July 16, 2024 (the “Confidentiality Agreement”). No investigation pursuant to this Section 5.6 or information provided, made available or delivered to a party pursuant to this Agreement shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

Section 5.7 Further Action; Efforts. The parties shall use their commercially reasonable efforts to take or cause to be taken all appropriate action, and to do, or cause to be done, all things necessary to consummate and make effective the transactions contemplated hereby, including using their commercially reasonable efforts to obtain, or cause to be obtained, all waivers, permits, consents, approvals, authorizations, qualifications and orders of all Governmental Entities and parties to Contracts with the Company, Parent or any of their respective Subsidiaries that may be or become necessary for the performance of obligations pursuant to this Agreement and the consummation of the transactions contemplated hereby. The parties shall cooperate and assist one another in good faith (i) in connection with all actions to be taken pursuant to this Section 5.7, including the preparation and making of the filings referred to herein and, if requested, amending or furnishing additional information thereunder, and (ii) in seeking, as promptly as reasonably practicable, to obtain all such waivers, permits, consents, approvals, authorizations, qualifications and orders.
Section 5.8 Company 401(k) Plan. Unless otherwise directed by Parent in a writing delivered to the Company following the date hereof and at least five (5) Business Days prior to the Closing Date, the Company shall take all necessary action (including the adoption of resolutions and plan amendments and the delivery of any required notices) to terminate, effective as of no later than the day before the Effective Time, the Brand House Collective 401(k) Plan (the “Company 401(k) Plan”). The Company shall provide Parent with a copy of the resolutions, plan amendments, notices and other documents prepared to effectuate the termination of the Company 401(k) Plan reasonably in advance and give Parent a reasonable opportunity to comment on such documents (which comments shall be considered in good faith), and prior to the Effective Time, the Company shall provide Parent with the final documentation evidencing that the Company 401(k) Plan has been terminated.
Section 5.9 Takeover Laws. If any Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, each of the Company and the Company Board shall take all action necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Law on this Agreement, the Merger and the other transactions contemplated hereby.
Section 5.10 Stock Exchange Listing. Parent shall use its commercially reasonable efforts to cause the shares of Parent Common Stock to be issued in the Merger, and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger, to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.
Section 5.11 Stock Exchange Delisting. To the extent requested by Parent, prior to the Closing Date, the Company shall cooperate with Parent and use its commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Company Shares from Nasdaq as promptly as practicable after the Effective Time and the deregistration of the Company Shares under the Exchange Act at the Effective Time.
Section 5.12 Indemnification, Exculpation and Insurance.
(a) Without limiting any additional rights that any employee may have under any agreement or Company Plan, from the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurs, Parent shall, or shall cause the Surviving Corporation to, indemnify and hold harmless each present (as of the Effective Time) and former officer, director or employee of the Company and its Subsidiaries (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines, amounts paid in settlement and reasonable fees, costs and expenses, including attorneys’ fees and disbursements incurred in connection with any pending or threatened Action, whether civil, criminal, administrative or investigative, arising out of, pertaining to or by reason of (i) the fact that the Indemnified Party is or was an officer, director, employee, fiduciary or agent of the Company or any of its Subsidiaries or, while a director, officer or employee of the Company or its Subsidiaries, is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee or agent of another corporation or of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity or (ii) matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law and the Company Charter and Company Bylaws as in effect on the date hereof or (iii) in connection with the enforcement of any Indemnified Party’s rights under this Section 5.12 by such Indemnified Party or his or her heirs or legal representatives. In the event of any such pending or threatened Action, including any such Action to enforce any Indemnified Party’s rights under this

Section 5.12, (A) each Indemnified Party shall be entitled to advancement of expenses (including attorneys’ fees and expenses) incurred in connection with such Action from Parent and the Surviving Corporation to the fullest extent permitted under applicable Law and the Company Charter and Company Bylaws as of the date hereof; provided, that any Person to whom expenses are advanced provides an undertaking, if and only to the extent required by applicable law, the Company Charter or Company Bylaws, to repay such advances if it is ultimately determined that such Person is not entitled to indemnification under this Agreement or any Law, Contract or other source for which indemnification may be available, and (B) the Surviving Corporation shall cooperate in the defense of any such matter.
(b) Except as may be required by applicable Law, Parent and the Company agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the Organizational Documents of the Company and its Subsidiaries or in any indemnification agreement in effect as of the date hereof between such Indemnified Party and the Company or any of its Subsidiaries (solely to the extent such agreement is set forth in Section 5.12(b) of the Company Disclosure Letter and a copy of which has been provided to Parent) shall survive the Merger and continue in full force and effect, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.
(c) At the Company’s option, the Company may purchase, prior to the Effective Time, a six (6)-year prepaid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries in effect as of the date hereof with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby; provided that the annual cost of such “tail policy” may not exceed the 300% of the last annual premium paid by the Company prior to the date hereof with respect to the Company’s existing directors’ and officers’ liability insurance and fiduciary liability insurance policies (the “Maximum Annual Premium”). If such tail prepaid policy has been obtained by the Company prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation. If the Company has not purchased such tail policy prior to the Effective Time, for a period of six (6) years from the Effective Time, Parent shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries or cause to be provided substitute policies or purchase or cause the Surviving Corporation to purchase, a “tail policy,” in either case of at least the same coverage and amounts containing terms and conditions that are not less advantageous in the aggregate than such policy with respect to matters arising on or before the Effective Time; provided, that after the Effective Time, Parent shall not be required to pay with respect to such insurance policies in respect of any one (1) policy year annual premiums in excess of the Maximum Annual Premium in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount; provided further, that if the Surviving Corporation purchases a “tail policy” and the coverage thereunder costs more than the Maximum Annual Premium, the Surviving Corporation shall purchase the maximum amount of coverage that can be obtained for the Maximum Annual Premium.
(d) Notwithstanding anything herein to the contrary, if any Action (whether arising before, at or after the Effective Time) is instituted against any Indemnified Party on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of this Section 5.12 shall continue in effect until the final disposition of such Action.
(e) The indemnification, exculpation and rights to advancement provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. The provisions of this Section 5.12 shall survive the consummation of the Merger and, notwithstanding any other provision of this Agreement that may be to the contrary, expressly are intended to benefit, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives (and following the Effective Time may not be amended without their prior written consent).
(f) In the event that the Surviving Corporation or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any

Person (by merger, consolidation, division, operation of law or otherwise), then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Parent, as the case may be, shall succeed to the obligations set forth in this Section 5.12.
Section 5.13 Rule 16b-3. Prior to the Closing Date, the Company and Parent shall, as applicable, take such steps as may be reasonably necessary or advisable to cause (i) dispositions of Company equity securities (including derivative securities with respect to such equity securities) and warrants or (ii) acquisitions of Parent Common Stock pursuant to the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 5.14 Public Announcements. The initial press release with respect to this Agreement and the transactions contemplated hereby shall be a joint release mutually agreed to by the Company and Parent. Thereafter, each of the Company and Parent agrees that no public release, statement, announcement, or other disclosure concerning the Merger and the other transactions contemplated hereby that is inconsistent with initial press release (or other release, statement, announcement or other disclosure made in accordance herewith) shall be issued by any party without (x) consulting with the other party prior to the issuance thereof and (y) providing the other party with the opportunity to review and comment upon such communication, except (i) as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system, the rules or regulations of any applicable United States securities exchange, or any Governmental Entity to which the relevant party is subject (in which case the party making such disclosure shall use its commercially reasonable efforts to provide the other party with a meaningful opportunity to review and comment on such disclosure in advance, and shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent or the Company, as applicable), or (ii) by the Company with respect to any Company Acquisition Proposal or Company Adverse Recommendation Change, in each case, in compliance with Section 5.4.
Section 5.15 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.
Section 5.16 Notices of Certain Events. Subject to applicable Law, the Company shall notify Parent and Merger Sub, and Parent and Merger Sub shall notify the Company, promptly of: (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (b) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; and (c) any event, change, or effect between the date of this Agreement and the Effective Time which individually or in the aggregate causes or is reasonably likely to cause or constitute: (i) a material breach of any of its representations, warranties, or covenants contained herein, or (ii) the failure of any of the conditions set forth in Article VI of this Agreement to be satisfied; provided, that any failure to give notice in accordance with the foregoing shall not be deemed to constitute a violation of this Section 5.16 or the failure of any condition set forth in Article VI to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Article VI to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 5.16 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.
Section 5.17 Stockholder Litigation. The Company shall promptly advise Parent in writing after becoming aware of, and provide copies of all pleadings and material correspondence relating to, any Action commenced, or to the Company’s knowledge, threatened, against the Company or any of its directors by any stockholder of the Company (on their own behalf or on behalf of the Company) arising out of or relating to this Agreement or the transactions contemplated hereby (including the Merger and the other transactions contemplated hereby) and shall keep Parent reasonably informed on a prompt and current basis regarding any such Action. The Company shall: (a) give Parent the opportunity to participate in the defense and settlement or compromise of any such Action, (b) keep Parent reasonably apprised on a prompt and current basis of proposed strategy and other significant decisions with respect to any such Action, and provide Parent with the opportunity to consult with the Company regarding the defense of any such Action, which advice the Company shall consider in good faith, and (c) not settle or compromise any such Action without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed, or conditioned).

Section 5.18 Certain Tax Matters.
(a) Intended Tax Treatment.
(i) The parties hereto (A) intend that the Merger qualifies for the Intended Tax Treatment and (B) adopt this Agreement as a “plan of reorganization” for purposes of Treasury Regulations Section 1.368-2(g) and 1.368-3(a) to which the Parent, Merger Sub and the Company are parties under Section 368(b) of the Code.
(ii) Both prior to and following the Effective Time, Parent, Merger Sub and the Company shall use their respective commercially reasonable efforts, and shall cause their respective Subsidiaries to use their commercially reasonable efforts, to take or cause to be taken any action necessary for the Merger to qualify for the Intended Tax Treatment, including (A) reasonably refraining from any action that such party knows, or is reasonably expected to know, is reasonably likely to prevent the Intended Tax Treatment and (B) shall not take any Tax reporting position inconsistent with the Intended Tax Treatment for U.S. federal (and applicable state, local and non-U.S.) income Tax purposes, unless otherwise required by a change in applicable Tax Law after the date of this Agreement or a “determination” within the meaning of Section 1313(a)(1) of the Code (or any similar or corresponding provision of state, local, or non-U.S. Law).
(b) Transfer Taxes. Each of Parent and the Company shall pay fifty percent (50%) of all stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes incurred in connection with the consummation of the Merger. The parties hereto shall reasonably cooperate in the preparation, execution and filing of all Tax Returns, questionnaires or other documents with respect to such Taxes.
(c) FIRPTA Certificate. At the Closing, the Company shall deliver to Parent a certificate and notice prepared in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2) and 1.1445-2(c)(3) and dated as of the Closing Date, along with written authorization for Parent to deliver such certificate and notice to the IRS on behalf of the Company upon the Closing.
Section 5.19 Revolver Loan Credit Facility; Financing Assistance.
(a) At the election of Parent (which election shall be made in writing delivered to the Company in accordance with Section 8.2 no later than fifteen (15) Business Days prior to the Effective Time), either (i) the Parent shall repay, on behalf of the Company and its Subsidiaries, on or before the Effective Time all amounts necessary to discharge in full all of the obligations of the Company and its Subsidiaries arising under that certain Third Amended and Restated Credit Agreement, dated as of March 31, 2023 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Facility”), by and among Kirkland’s Stores, Inc. and Kirkland’s Texas, LLC, as borrowers, the Company and Kirkland’s DC, Inc., as guarantors, and Bank of America, N.A., as administrative agent and collateral agent (the “Agent”) by wire transfer of immediately available funds to the accounts designated in the Payoff Letter (as defined below) and in connection therewith the Company shall have (A) delivered to Parent no less than three (3) Business Days prior to the Effective Time a customary fully executed and enforceable payoff letter (the “Payoff Letter”) with respect to the Credit Facility setting forth the aggregate amount required to repay in full all indebtedness evidenced thereunder, which Payoff Letter shall be in form and substance reasonably satisfactory to Parent and duly executed by the Agent, on behalf of the lenders party to the Credit Facility, and the Company and all of its Subsidiaries that are party to the Credit Facility and (B) arranged for the Agent to deliver all related UCC-3 terminations, possessory collateral, DACA terminations, landlord waiver terminations, possessory collateral and other documentation required to evidence the termination of all Liens securing the obligations arising under the Credit Facility to Parent as soon as practicable after the Effective Time (the transactions contemplated by this clause (i) in respect of such election, the “Debt Payoff”) or (ii) each of Parent and the Company shall use commercially reasonable efforts to, on or prior to the Effective Time, enter into a fully executed and enforceable amendment to the Credit Facility (the “Credit Facility Amendment”), in form and substance reasonably satisfactory to Parent and the Company duly executed by Agent and each of the requisite lenders under the Credit Facility (such lenders, the “Required Lenders”) which Credit Facility Amendment shall permit the consummation of the Merger and each of the other transactions contemplated by this Agreement. Notwithstanding the foregoing, all parties agree that it is Parent’s sole right, subject to reasonable consultation with the Company and its authorized representatives, to devise the strategy for requesting and communications in connection with any Payoff Letter and/or consent to the Credit Facility Amendment and the substance thereof, including material communications and negotiations with the Required Lenders. The Parties further acknowledge and agree, that notwithstanding anything herein to the contrary, Parent shall not be obligated by this Section 5.19 to accept any proposal, modification, amendment, revision, restatement or term in connection with the Credit Facility Amendment that is in any manner more adverse than the terms of the Credit Facility in the aggregate to the Company or Parent in Parent’s reasonable discretion or pay any commitment or other fee.
(b) Each of Parent and the Company shall use commercially reasonable efforts to provide, and, in the case of the Company, shall cause each Subsidiary of the Company to use commercially reasonable efforts to provide, all cooperation that is reasonably necessary and customary in connection with the arranging of the Debt Financing. In addition, prior to the Closing, the Company shall, and shall cause its Subsidiaries and their respective officers and employees to, and shall direct its Representatives to, upon reasonable advance notice, use commercially reasonable efforts to:
(i) as promptly as practicable (A) furnish Parent with the Required Financial Information and (B) inform Parent if the chief executive officer, chief financial officer or controller of the Company or any member of the audit committee of the Company Board shall have actual knowledge of any facts as a result of which a restatement of any financial statements (or portion thereof) included in or including the Required Financial Information is reasonably probable or required in order for such financial statements (or portion thereof) to comply with GAAP;
(ii) designate a member of senior management of the Company to execute customary authorization letters that authorize the distribution of information to prospective lenders, and identify any portion of such information that constitutes material, non-public information regarding the Company or its Subsidiaries or their securities, and cause members of senior management of the Company to participate, during normal business hours and upon reasonable advance notice, in a reasonable number of presentations, road shows, due diligence sessions, drafting sessions and sessions with ratings agencies in connection with the Debt Financing, which shall be telephonic or held by videoconference, including (A) direct contact between such senior management of the Company and Debt Financing Sources and other potential lenders and investors in the financing, (B) otherwise cooperating with the marketing efforts for any of the Debt Financing and (C) assisting Parent and the Debt Financing Sources with obtaining ratings as contemplated by the Debt Financing;
(iii) attend a reasonable number of accounting due diligence sessions and drafting sessions, which sessions shall be telephonic or held by videoconference;
(iv) assist in the preparation of, and execution and delivery of, definitive financing documents (including any guarantee, pledge and security documents, supplemental indentures, currency or interest rate hedging arrangement, other definitive financing documents or other certificates or documents) as may be reasonably requested by Parent or the Debt Financing Sources and the schedules and exhibits thereto, in each case subject to the occurrence of the Closing;
(v) (A) facilitate the pledging of collateral for the Debt Financing, including using commercially reasonable efforts to deliver any original stock certificates and related powers and any original promissory notes and related allonges and providing reasonable assistance with any documents that involve a third party, including landlord waivers, deposit account control agreements, blocked account arrangements, lock box arrangements or subordination agreements, if applicable and in each case subject to the occurrence of the Closing and (B) assist with obtaining release of the existing Liens and the delivery of any related possessory collateral; provided that such releases shall be subject to the occurrence of the Closing;
(vi) furnish Parent and the Debt Financing Sources with all documentation and other information required by Government Officials with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended;
(vii) assist Parent with Parent’s preparation of pro forma financial information and pro forma financial statements to the extent reasonably requested by Parent or the Debt Financing Sources (provided, that the Company and its Subsidiaries shall not be responsible for the preparation of any pro forma financial statements or pro forma adjustments thereto and, for the avoidance of doubt, shall not be obligated to provide pro forma financial statements or any information regarding any post-Closing or pro forma cost savings, synergies, debt or equity capitalization, ownership or other post-Closing pro forma adjustments necessary or desired to be incorporated into such pro forma financial statements);
(viii) take all corporate actions, subject to the occurrence of the Closing, reasonably requested by Parent to permit the consummation of the Debt Financing;
(ix) cooperate in satisfying the conditions precedent set forth in any definitive document relating to the Debt Financing to the extent the satisfaction of such condition requires the cooperation of, or is within the control of, the Company and its Subsidiaries; and
(x) ensure that the Debt Financing Sources and their advisors and consultants shall have reasonable access to the Company and its Subsidiaries to evaluate the Company’s and its Subsidiaries’ current assets, inventory, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements as of the Closing, and assist with other collateral audits, collateral appraisals and due diligence examinations.
(c) Notwithstanding anything to the contrary in this Section 5.19:
(i) nothing in this Section 5.19 will require any cooperation to the extent the same would (A) unreasonably interfere with the ongoing operations of the Company or its Subsidiaries, (B) cause any officer or employee of the Company or any of its Subsidiaries or any of its or their Representatives to incur any personal liability, (C) without limiting the scope of its obligations pursuant to Sections 5.19(b)(ii) and (vi), require the Company or any of its Subsidiaries to prepare pro forma financial statements or change any fiscal period, or (D) reasonably be expected to conflict with, violate, breach or otherwise contravene (I) any Law and/or (II) any Company Material Contract;
(ii) neither the Company nor any of its Subsidiaries shall be required to (A) pay any commitment or other fee or have any liability or obligation, including any indemnification obligation, under any agreement or any document related to any Debt Financing prior to the Closing Date, or (B) incur any cost or expense unless such cost or expense is promptly reimbursed by Parent to the Company or any designee of the Company (and in any event no later than the termination of this Agreement in accordance with Article VII); and
(iii) neither the Company nor any of its Subsidiaries or any of their respective Representatives shall be required to execute, deliver or enter into, or perform any agreement, document or instrument, including any definitive financing document (except any authorization letters delivered pursuant to Section 5.19(b)(ii) or any certificate, document, instrument or agreement provided in accordance with Section 5.19(b)(ii)), with respect to the Debt Financing or adopt resolutions approving the agreements, documents and/or instruments pursuant to which the Debt Financing is obtained or pledge any collateral with respect to the Debt Financing that is not contingent upon the Closing or that would be effective prior to the Closing.
(d) The Company hereby consents, on behalf of itself and its Subsidiaries, to the use of the Company’s and its Subsidiaries’ logos in connection with any Debt Financing; provided, that such logos are used in a manner that is not intended to or reasonably likely to harm or disparage the Company’s or its Subsidiaries’ reputation or goodwill.
(e) The Company shall, and shall cause its Subsidiaries, to periodically update any Required Financial Information provided to Parent as may be reasonably requested by any Debt Financing Source. For the avoidance of doubt, Parent may, to most effectively access the financing markets, request the cooperation of the Company and its Subsidiaries under this Section 5.19 at any time, and from time to time and on multiple occasions, between the date of this Agreement and the Closing.
(f) Parent shall keep the Company informed on a reasonably current basis of the status of its efforts to arrange the Debt Financing (including providing the Company with copies of all definitive agreements or arrangements related to the Financing Transaction).
Section 5.20 Existing Agreements. The parties hereby acknowledge and agree that each of Parent and the Company are parties to, among other mutual agreements, that certain Amended and Restated Collaboration Agreement, dated as of May 7, 2025 (as amended, restated, supplemented or otherwise modified from time to time, the “Collaboration Agreement”), that certain Trademark License Agreement, entered into as of October 21, 2024

(as amended, restated, supplemented or otherwise modified from time to time, the “License Agreement”), and that certain Amended and Restated Term Loan Credit Agreement, dated as of May 7, 2025 (as amended, restated, supplemented or otherwise modified from time to time, the “Term Loan Credit Facility”; and collectively with the Collaboration Agreement and the License Agreement, the “Mutual Agreements”). From and after the date hereof, until earlier of the Effective Time and the valid termination of this Agreement in accordance with Section 7.1, each of Parent and the Company shall continue perform their respective obligations under the Mutual Agreements in all material respects and in a manner consistent with past practice.
Section 5.21 Director Resignations. Prior to the Closing Date, the Company shall cause to be delivered to Parent resignations, in form and substance reasonably satisfactory to Parent, executed by each director of the Company in office as of immediately prior to the Effective Time, in each case, conditioned and effective upon the Effective Time.
Section 5.22 280G Analysis. The Company shall deliver to Parent, within twenty (20) Business Days after the date of this Agreement, a preliminary analysis with respect to any and all potential “parachute payments” (as defined in Section 280G of the Code) to be made or provided to each “disqualified individual” (as defined in Section 280G of the Code) in connection with the transactions contemplated by this Agreement, together with supporting calculations in reasonable detail (collectively, the “280G Analysis”). The Company shall deliver an updated 280G Analysis no later than two (2) Business Days prior to the Closing Date.
Section 5.23 Parent Support Agreement.
(a) As of the date hereof, Parent is the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act, which meaning will apply for all purposes of this Agreement whenever the terms “beneficial owner,” “beneficial ownership” or “own beneficially” are used) of the number of Company Shares set forth on Schedule 5.23 hereto (with respect to Parent, the “Owned Shares”; the Owned Shares and any additional Company Shares or other voting securities of the Company of which Parent acquires record or beneficial ownership after the date hereof, the “Covered Shares”).
(b) Prior to the Termination Date, Parent, in its capacity as a shareholder of the Company, irrevocably and unconditionally agrees that at any Company Shareholders Meeting Parent shall (i) when such meeting is held, appear at such meeting or otherwise cause the Covered Shares to be counted as present thereat for the purpose of establishing a quorum, if any and (ii) vote, or cause to be voted at such meeting, all Covered Shares owned as of the record date for such meeting of the shareholders in favor of the Merger, the approval of this Agreement and the other transactions contemplated hereby.
(c) Parent hereby represents, covenants and agrees that, except as contemplated by this Section 5.23, Parent (i) has not entered into, and shall not enter into at any time prior to the Termination Date, any voting agreement or voting trust with respect to any Covered Shares and (ii) has not granted any currently effective proxy or power of attorney with respect to any Covered Shares, and shall not grant at any time prior to the Termination Date any proxy or power of attorney with respect to any Covered Shares, in either case, which is inconsistent with Parent’s obligations under this Section 5.23, provided that nothing herein shall restrict or otherwise prohibit Parent from selling or otherwise divesting the Covered Shares in Parent’s sole discretion at any time following the record date for the Company Stockholder Meeting and prior to the Termination Date.
ARTICLE VI
CONDITIONS PRECEDENT
Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger and the transactions contemplated hereby is subject to the satisfaction or waiver (where permissible pursuant to applicable law) at or prior to the Closing of the following conditions:
(a) Shareholder Approval. The Company Shareholder Approval shall have been obtained.
(b) No Injunctions or Legal Restraints; Illegality. No restraining order, injunction, or other judgment, order or decree issued by any court of competent jurisdiction shall be in effect, and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity that, in any case, remains in effect and prevents, prohibits or makes illegal the consummation of the Merger or the other transactions contemplated by this Agreement (any such Law, order, injunction, judgment, order or decree, a “Relevant Legal Restraint”).
(c) Parent Stock Issuance. The Parent Common Stock to be issued in connection with the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(d) Effectiveness of Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order that remains in effect or any proceedings (commenced or threatened in writing by the SEC) seeking a stop order that have not been withdrawn.
(e) Credit Facility Amendment or Payoff. Subject to Parent’s election pursuant to Section 5.19, (i) the parties shall have entered into a validly executed Credit Facility Amendment, or (ii) the Debt Payoff shall have occurred.
Section 6.2 Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Closing of the following conditions:
(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in Section 4.1(a)-(b), Section 4.2(b)-(d) Section 4.3, Section 4.4(a)(i) and Section 4.11 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), (ii) the representations and warranties of Parent and Merger Sub set forth in Section 4.2(a) shall be true and correct in all (other than de minimis inaccuracies) respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), (iii) the representation and warranty of Parent and Merger Sub set forth in Section 4.8 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date and (iv) the other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except in the case of this clause (iv) where the failure of such representations and warranties to be so true and correct that, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Parent Material Adverse Effect; provided, that, for purposes of determining the accuracy of the representations and warranties referenced in this Section 6.2(a) in connection with the satisfaction of the condition herein, all materiality, “Parent Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded and not given effect.
(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have complied with performed in all material respects all obligations and covenants required to be performed or complied with by them under this Agreement at or prior to the Closing.
(c) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any Effect that, individually or in the aggregate, together with all other Effects, has constituted or resulted in, or would reasonably be expected to constitute or result in, a Parent Material Adverse Effect that is continuing.
(d) Officers’ Certificate. The Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Sections 6.2(a), 6.2(b) and 6.2(c).
Section 6.3 Conditions to the Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Closing of the following conditions:
(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.1(a)-(c), Section 3.3, Section 3.4(a)(i), and Section 3.23 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), (ii) the representations and warranties of the Company set forth in Section 3.2 shall be true and correct in all (other than de minimis inaccuracies) respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), (iii) the representation and warranty of the Company set forth in Section 3.8(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date, and (iv) the other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date) except in the case of this clause (iv) where the failure of such representations and warranties to be so true and correct that, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Company Material Adverse Effect; provided, that, or purposes of determining the accuracy of the representations and warranties referenced in this Section 6.3(a) in connection with the satisfaction of the condition herein, all materiality, “Company Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded and not given effect.
(b) Performance of Obligations of the Company. The Company shall have complied with and performed in all material respects all obligations and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.
(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Effect that, individually or in the aggregate, together with all other Effects, has constituted or resulted in, or would reasonably be expected to constitute or result in, a Company Material Adverse Effect that is continuing.
(d) Officers’ Certificate. Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Sections 6.3(a), 6.3(b) and 6.3(c).
Section 6.4 Frustration of Closing Conditions. None of Parent, Merger Sub or the Company may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was principally caused by such party’s material breach of this Agreement, such party’s failure to act in good faith or such party’s failure to perform its obligations under Sections 5.19.
ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER
Section 7.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Shareholder Approval has been obtained except as noted below (with any termination by Parent also being an effective termination by Merger Sub):
(a) by mutual written consent of Parent and the Company;
(b) by either Parent or the Company:
(i) if the Merger shall not have been consummated on or before the date that is six (6) months after the date hereof (the “Termination Date”); provided, further, that if the satisfaction of the last to be satisfied or waived of the conditions set forth in Article IV (other than those conditions that by their nature are to be satisfied at the Closing, so long as such conditions are reasonably capable of being satisfied if the Closing were to occur on the Termination Date) occurs less than three (3) Business Days prior to the Termination Date, the Termination Date shall be deemed extended to the extent necessary to permit the Closing to occur; provided, further, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(i) if any action of such party or failure of such party to perform or comply with the covenants and agreements of such party set forth in this Agreement shall have primarily caused or resulted in the failure of the Merger to be consummated by the Termination Date and such action or failure to perform constitutes a material breach of this Agreement;
(ii) if any Relevant Legal Restraint permanently restraining, enjoining or otherwise prohibiting or making illegal any of the transactions contemplated by this Agreement shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall have used commercially reasonable efforts to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or other action in accordance with Section 5.7; and provided, further, that a party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(b)(ii) if such party has failed in any material respect to comply with any of such party’s obligations under Section 5.7; or
(iii) if the Company Shareholder Approval shall not have been obtained at the Company Shareholders Meeting duly convened therefor (as such Company Shareholder Meeting may be adjourned or postponed from time to time in accordance with terms hereof) at which a vote on the adoption of this Agreement was taken;
(c) by the Company:
(i) if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.2(a) or (b) and (B) cannot be cured by the Termination Date; provided, that the Company shall have given Parent written notice, delivered at least 30 days prior to such termination (or promptly, if such notice is given within 30 days of the Termination Date), stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(c)(i) and the basis for such termination, and the Company may not terminate the Agreement pursuant to this Section 7.1(c)(i) unless such inaccuracy or breach shall remain uncured for the duration of such 30 day period; provided further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if it is then in breach of any of its covenants or agreements set forth in this Agreement which breach would give rise to the failure of a condition set forth in Section 6.3(a) or (b); or
(ii) at any time prior to obtaining the Company Shareholder Approval if, (A) the Company Board authorizes the Company, to the extent permitted by and subject to the Company’s compliance with the terms of Section 5.4, to enter into a Company Alternative Acquisition Agreement with respect to a Company Superior Proposal, (B) concurrently with the termination of this Agreement, the Company, subject to complying with the terms of Section 5.4(d), enters into a Company Alternative Acquisition Agreement providing for a Company Superior Proposal, and (C) prior to or substantially concurrently with such termination, the Company pays to Parent in immediately available funds any fees required to be paid pursuant to Section 7.3(b);
(d) by Parent:
(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in 6.3(a) or (b) and (B) cannot be cured by the Termination Date; provided, that Parent shall have given the Company written notice, delivered at least 30 days prior to such termination (or promptly, if such notice is given within 30 days of the Termination Date), stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(d)(i) and the basis for such termination, and Parent may not terminate the Agreement pursuant to this Section 7.1(d)(i) unless such inaccuracy or breach shall remain uncured for the duration of such 30 day period; provided further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if Parent or Merger Sub is then in breach of any of its covenants or agreements set forth in this Agreement which breach would give rise to the failure of a condition set forth in Section 6.2(a) or (b); or
(ii) if prior to receipt of the Company Shareholder Approval, the Company Board shall have effected a Company Adverse Recommendation Change.
The party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give written notice of such termination to the other party, specifying the provision of this Agreement pursuant to which such termination is effected.
Section 7.2 Effect of Termination. In the event of termination of the Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company or any of its Representatives, except that the Confidentiality Agreement and the penultimate sentence of Section 5.6, this Section 7.2, Section 7.3 (Fees and Expenses), and Article VIII of this Agreement (and any related definitions contained in such Sections or provisions) shall survive the termination hereof; provided, that none of Parent, Merger Sub or the Company shall be released from any liabilities or damages arising out of fraud or any Willful Breach of this Agreement.
Section 7.3 Fees and Expenses.
(a) Except as otherwise provided in this Section 7.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger are consummated.
(b) In the event that:
(i) (A) this Agreement is terminated (1) by Parent pursuant to Section 7.1(d)(i) (Company Breach) or (2) by the Company or Parent pursuant to Section 7.1(b)(i) (Termination Date) at a time when this Agreement could have been terminated pursuant to Section 7.1(b)(iii) or Section 7.1(d)(i), (B) at any time after the date of this Agreement and prior to the taking of a vote to adopt this Agreement at the Company Shareholders

Meeting or any adjournment or postponement thereof (in the case of a termination pursuant to Section 7.1(b)(iii)) or at or prior to the time of the applicable breach by the Company (in the case of a termination pursuant to Section 7.1(d)(i)), a Company Acquisition Proposal shall have been communicated to the senior management of the Company or the Company Board or shall have been publicly disclosed or announced or publicly made known to the shareholders of the Company, or any Person shall have publicly announced an intention to make a Company Acquisition Proposal, and in each case such Company Acquisition Proposal or intention to make a Company Acquisition Proposal is not publicly withdrawn without qualification prior to the date that is five (5) Business Days prior to such vote to adopt this Agreement, and (C) within 12 months after such termination, the Company shall have consummated or entered into a definitive agreement with respect to any Company Acquisition Proposal (provided, that for purposes of this Section 7.3(b)(i), the references to “20% or more” in the definition of Company Acquisition Proposal shall be deemed to be references to “more than 75%”);
(ii) this Agreement is terminated by the Company pursuant to Section 7.1(c)(ii) (Superior Proposal); or
(iii) (A) this Agreement is terminated by Parent pursuant to Section 7.1(d)(ii) (Adverse Recommendation Change) or (B) by either Parent or the Company pursuant to Section 7.1(b)(i) (Termination Date) or Section 7.1(b)(iii) (Failure to Obtain Stockholder Approval), in each case, at a time when this Agreement could have been terminated pursuant to Section 7.1(d)(ii), then, in any such case, the Company shall pay Parent a termination fee of $1,025,300 (the “Company Termination Fee”), it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.
(c) If either Parent or the Company terminates this Agreement pursuant to Section 7.1(b)(iii) (Failure to Obtain Stockholder Approval), then the Company shall pay to Parent $341,800 (the “Parent Expense Reimbursement”) to the account or accounts designated by Parent no later than two (2) Business Days following such termination; provided, that the payment by the Company of the Parent Expense Reimbursement pursuant to this Section 7.3(c) shall not relieve the Company of any subsequent obligation to pay the Company Termination Fee (less any Parent Expense Reimbursement previously paid to Parent by the Company).
(d) Payment of the Company Termination Fee, if applicable, shall be made by wire transfer of immediately available funds to the account or accounts designated by Parent (i) on the earlier of (A) the consummation of any transaction contemplated by a Company Acquisition Proposal and (B) the entry into a definitive agreement with respect to a Company Acquisition Proposal payable pursuant to Section 7.3(b)(i), (ii) concurrently with, or prior to, termination, in the case of a Company Termination Fee payable pursuant to Section 7.3(b)(ii) or (iii) as promptly as reasonably practicable (and in any event within two (2) Business Days) after termination, in the case of a Company Termination Fee payable pursuant to Section 7.3(b)(iii). In the event that Parent or its designee shall receive full payment pursuant to Section 7.3(b), as applicable, the receipt of the Company Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions herein (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent or Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the transactions contemplated herein or any matters forming the basis for such termination; provided, that nothing contained herein shall relieve any party from liability for any fraud.
(e) The Company and Parent each acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company, Parent, and Merger Sub would not enter into this Agreement; accordingly, if the Company fails to timely pay any amounts due pursuant to this Section 7.3, and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amounts set forth in this Section 7.3, the Company shall pay to Parent its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made (which interest shall be payable in connection with any late payment, regardless of whether any such suit is brought). The parties acknowledge and agree that the right to receive the Company Termination Fee under this Agreement shall not limit or otherwise affect any party’s right to specific performance as provided in Section 8.10, but for the avoidance of doubt, under no circumstances shall Parent, directly or indirectly, be permitted or entitled to receive both a grant of specific performance that results in the Closing, on the one hand, and the payment of the Company Termination Fee, or any other damages, on the other hand; provided, that nothing contained herein shall relieve any party from liability for any fraud or Willful Breach.
Section 7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties prior to the Effective Time by written agreement signed by each of the parties hereto, whether before or after the Company Shareholder Approval has been obtained; provided, that after the Company Shareholder Approval has been obtained, no amendment may be made that pursuant to applicable Law requires further approval or adoption by the shareholders of the Company without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.
Section 7.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) unless prohibited by applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, that after the Company Shareholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the shareholders of the Company without such further approval or adoption. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.
ARTICLE VIII
GENERAL PROVISIONS
Section 8.1 Nonsurvival of Representations and Warranties and Pre-Closing Covenants. None of the representations, warranties, covenants, obligations or agreements of the parties in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations or agreements shall survive the Effective Time, other than those covenants or agreements of the parties contained in this Article VIII and those otherwise contained herein which by their terms apply, or are to be performed in whole or in part, after the Effective Time.
Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given on (a) the date of delivery if delivered personally, or if by e-mail, on the date of transmittal (provided that the transmission of the email is promptly confirmed by telephone or response email), (b) the second (2nd) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) upon confirmed receipt if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)	if to Parent or Merger Sub, to:

Bed Bath & Beyond, Inc.
433 W Ascension Way, Suite 300,
Murray, UT 84123
	Attention:	Adrianne Lee; Legal Department
	E-mail:	[***], [***]

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
330 N Wabash Ave, Ste 2800
Chicago, Illinois 60611
Attention: Zachary Judd; Jack DeMeulenaere
	Email:	[***], [***]

(ii)	if to the Company, to:

The Brand House Collective, Inc.
5310 Maryland Way
Brentwood, Tennessee 37027
	Attention:	Michael W. Sheridan,
SVP, General Counsel & Corporate Secretary
	E-mail:	[***]

with a copy (which shall not constitute notice) to:

Bass, Berry & Sims PLC
21 Platform Way South, Suite 3500
Nashville, Tennessee 37203
	Attention:	Mitch Walker; John Fuller
	Email:	[***], [***]

Section 8.3 Certain Definitions. For purposes of this Agreement:
(a) “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;
(b) “Business Day” means any day other than a Saturday, a Sunday or a day on which the SEC or banks in New York, New York are authorized or required by applicable Law to be closed;
(c) “Company Closing Price” means the closing price per share of the Company’s common stock on the trading day immediately prior to the Closing Date, unless otherwise agreed by Parent and the Company in writing;
(d) “Company Intellectual Property” means the Intellectual Property owned by or licensed to the Company and its Subsidiaries;
(e) “Company Material Adverse Effect” means any state of facts, circumstance, condition, event, change, development, occurrence, result, effect, action or omission (each an “Effect”) that, individually or in the aggregate with any one or more other Effects, (x) that has had, would reasonably be expected to have or results in a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, or (y) does or would reasonably be expected to prevent, materially impair, materially impede or materially delay the consummation of the Merger and the other transactions contemplated hereby on a timely basis and in any event on or before the Termination Date; provided, that with respect to clause (x) only, no Effect to the extent arising out of or related to the following, shall, to such extent, be deemed (individually or in the aggregate) to constitute, or be taken into account in determining whether there has been or would or could be, a Company Material Adverse Effect: (1) general economic or business conditions or in the financial, debt, banking, capital, credit or securities markets, or in interest or exchange rates, in each case, generally affecting any of the industries in which the Company or its Subsidiaries operate, (2) any adoption, implementation, modification, repeal, interpretation, proposal of or other changes after the date hereof in any applicable Laws or any changes after the date hereof in GAAP or other applicable accounting regulations or principles, or in interpretations of any of the foregoing, (3) any change in the price or trading volume of the Company Shares, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect), (4) any failure by the Company to meet internal or published projections, forecasts or revenue or earnings predictions, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect), (5) political, geopolitical, social, legislative, or regulatory conditions, including any outbreak, continuation or escalation of any military conflict, declared or undeclared war, armed hostilities, civil unrest, government shutdown, public demonstrations or acts of foreign or domestic terrorism or sabotage (including hacking, ransomware or any other electronic attack), trade wars or tariffs, securities, credit, financial, debt or other capital market conditions, or any escalation or worsening of any such conditions, (6) any natural or manmade disasters or calamities, weather conditions including hurricanes, floods, tornados, tsunamis, earthquakes and wild fires, cyber outages, or other force majeure events, or any escalation or worsening of such conditions, (7) any epidemic, pandemic or outbreak of disease, or any escalation or worsening of such conditions, (8) the announcement of this Agreement and the transactions contemplated hereby, including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries due to the announcement and consummation of the transactions contemplated hereby or the identity of the parties to this Agreement, or the consummation of the transactions contemplated hereby (provided that this clause (8) shall be disregarded for purposes of the definition of Company Material Adverse Effect as used in (x) any representation or warranty in Section 3.4 to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Merger, (y) to the extent related to such representations and warranties identified in the preceding clause (x), the condition set forth in Section 6.3(a), and (z) any action or omission by the Company, any Subsidiary of the Company or their respective Representatives in order to comply with the Company’s obligations under Section 5.1), (9) any action taken by the Company, or which the Company causes to be taken by any of its Subsidiaries, in each case which is expressly required by this Agreement or which is otherwise expressly disclosed in the Company Disclosure Letter, (10) any actions taken (or omitted to be taken) at the express written request of Parent, (11)(A) any action taken by Parent, Merger Sub or any of their controlled Affiliates that results in a breach of or default by Parent or Merger Sub under this Agreement or (B) the omission of an action that was required to be taken by Parent, Merger Sub or any of their respective Affiliates pursuant to this Agreement; provided, that in the case of clauses (1), (2), (5), (6), and (7), to the extent the impact of such Effect is not disproportionately adverse to the Company and its Subsidiaries, taken as a whole, as compared to other companies operating in the industry in which the Company and its Subsidiaries conduct business (and provided further, that in such event, only the incremental disproportionate adverse impact shall be taken into account when determining whether there has been a “Company Material Adverse Effect”);
(f) “Company Owned Intellectual Property” means the Intellectual Property owned by the Company and its Subsidiaries;
(g) “Company Shareholder Approval” means (i) the adoption and approval of this Agreement by the affirmative vote of holders of at least a majority in combined voting power of the Company Shares issued and outstanding on the record date for the Company Stockholder Meeting and entitled to vote on the proposal to adopt this Agreement, and (ii) the affirmative vote of a majority of the votes cast by Disinterested Shareholders at the Company Stockholder Meeting;
(h) “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;
(i) “Disinterested Shareholder” means shareholders of the Company other than Parent, any Affiliate of Parent, or any director, officer or employee of Parent or its Subsidiaries; provided that, for the avoidance of doubt, the Company shall not be deemed to be an Affiliate of Parent for purposes of this definition;
(j) “Debt Financing” means either (i) the replacement debt financing in respect of the Credit Facility arranged and entered into by Parent in connection with the transactions contemplated by this agreement or (ii) the Credit Facility Amendment with the consent of the Required Lenders;
(k) “Debt Financing Sources” means any financial institution or Person that provides any Debt Financing;
(l) “Encumbrance” means any charge, claim, mortgage, hypothec, lien, option, pledge, imperfection of title, encroachment, lease, license, easement, servitude, right-of-way, covenant, condition, restriction, adverse claim, other encumbrance or lien, security interest or other restriction of any kind;
(m) “Equity Interest” means any share, capital stock, partnership, member, membership, limited liability company or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor;
(n) “Exchange Ratio” means 0.1993;
(o) “Intellectual Property” means all intellectual property rights worldwide, including (i) trademarks, service marks, trade names, business marks, brand names, certification marks, trade dress, logos, corporate names, trade styles, and other indications of origin, and the goodwill associated with the foregoing (“Trademarks”),

(ii) domain names, (iii) patents and patent applications (including any national or multinational statutory invention registrations, utility models, and certificates of invention) and all substitutions, divisionals, continuations, continuations-in-part, reissues, extensions, and reexaminations thereof, (iv) copyrights and other intellectual property rights in literary, pictorial and graphic works, software, and other works of authorship, (v) trade secrets and other intellectual rights in confidential or proprietary information, including know-how, data, and databases, and (vii) registrations and applications for the registration or issuance of any of the foregoing;
(p) “knowledge of Parent” means the actual knowledge, after reasonable inquiry, of the individuals listed on Section 8.3(p) of the Parent Disclosure Letter;
(q) “knowledge of the Company” means the actual knowledge, after reasonable inquiry, of the individuals listed on Section 8.3(q) of the Company Disclosure Letter;
(r) “Organizational Documents” shall mean, with respect to any Person that is not a natural person: (a) if such Person is a corporation, such Person’s certificate or articles of incorporation, by-laws and similar organizational documents, as amended; (b) if such Person is a limited liability company, such Person’s certificate or articles of formation and operating agreement, as amended; and (c) if such Person is a limited partnership, such Person’s certificate or articles of formation and limited partnership agreement, as amended;
(s) “Parent Closing Price” means the closing price per share of Parent Common Stock on the trading day immediately prior to the Closing Date, unless otherwise agreed by Parent and the Company in writing;
(t) “Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with any one or more other Effects, (x) results in a material adverse effect on the business, condition (financial or otherwise) or results of operations of Parent and its Subsidiaries, taken as a whole or (y) prevents, materially impairs, materially impedes or materially delays the consummation of the Merger and the other transactions contemplated hereby on a timely basis and in any event on or before the Termination Date; provided, that with respect to clause (x) only, no Effect to the extent arising out of the following, shall, to such extent, be deemed to constitute, or be taken into account in determining whether there has been or would or could be, a Parent Material Adverse Effect: (1) general economic or business conditions or in the financial, debt, banking, capital, credit or securities markets, or in interest or exchange rates, in each case, generally affecting any of the industries in which Parent or its Subsidiaries operate, (2) any adoption, implementation, modification, repeal, interpretation, proposal of or other changes after the date hereof in any applicable Laws or any changes after the date hereof in applicable accounting regulations or principles, or in interpretations of any of the foregoing, (3) any change in the price or trading volume of Parent’s stock, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Parent Material Adverse Effect” may be taken into account in determining whether there has been a Parent Material Adverse Effect), (4) any failure by Parent to meet internal or published projections, forecasts or revenue or earnings predictions, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Parent Material Adverse Effect” may be taken into account in determining whether there has been a Parent Material Adverse Effect), (5) political, geopolitical, social or regulatory conditions, including any outbreak, continuation or escalation of any military conflict, declared or undeclared war, armed hostilities, civil unrest, public demonstrations or acts of foreign or domestic terrorism or sabotage (including hacking, ransomware or any other electronic attack), or any escalation or worsening of any such conditions, (6) any natural or manmade disasters or calamities, weather conditions including hurricanes, floods, tornados, tsunamis, earthquakes and wild fires, cyber outages, or other force majeure events, or any escalation or worsening of such conditions, (7) any epidemic, pandemic or outbreak of disease, or any escalation or worsening of such conditions, (8) the announcement of this Agreement and the transactions contemplated hereby, including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of Parent and its Subsidiaries due to the announcement and consummation of the transactions contemplated hereby or the identity of the parties to this Agreement, or the consummation of the transactions contemplated hereby (provided that this clause (8) shall be disregarded for purposes of the definition of Parent Material Adverse Effect as used in (y) any representation or warranty in Section 4.4 to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Merger, and (z) to the extent related to such representations and warranties identified in the preceding clause (y), the condition set forth in Section 6.2(a)), (9) any action taken by Parent, or which Parent causes to be taken by any of its Subsidiaries, in each case which is expressly required by this Agreement, (10) any actions taken (or omitted to be taken) at the express written request of the Company,

(11)(A) any action taken by the Company, its Subsidiaries or any of their controlled Affiliates that results in a breach of or default by the Company or its Subsidiaries under this Agreement or (B) the omission of an action that was required to be by the Company, its Subsidiaries or any of their controlled Affiliates pursuant to this Agreement; provided, that in the case of clauses (1), (2), (5), (6), and (7), to the extent the impact of such Effect is not disproportionately adverse to Parent and its Subsidiaries, taken as a whole, as compared to other companies operating in the industry in which Parent and its Subsidiaries conduct business (and provided further, that in such event, only the incremental disproportionate adverse impact shall be taken into account when determining whether there has been a “Parent Material Adverse Effect”);
(u) “Permitted Encumbrance” means (i) liens for current Taxes not yet due or payable or the validity or amount of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (ii) mechanics’, materialmen’s, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent, or the validity or amount of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (iii) zoning, entitlement, building, conservation restriction and other land use and environmental regulations promulgated by Governmental Entities; (iv) all exceptions, restrictions, covenants, conditions, encroachments, easements, imperfections of title, charges, rights-of-way, existing utility access or other easements or other matter matters of record affecting the Company Leased Real Property that do not or would not materially interfere with the present use, occupancy or value of such Company Real Property; (v) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business; (vi) other Encumbrances that do not or would not materially interfere with the present use, occupancy or value of such asset of the Company and its Subsidiaries; (vii) any matter that would be disclosed by an accurate survey or physical inspection of the Company Leased Real Property or any part thereof that does not or would not materially interfere with the present use, occupancy or value of such Company Real Property; (viii) with respect to the Company Leased Real Property, Encumbrances which encumber only the fee interest in such property; and (ix) any Encumbrance pursuant to the Credit Facility in existence as of the date hereof;
(v) “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity;
(w) “Personal Information” means information in any form that (i) is by itself, or in combination with other information, capable, directly or indirectly, of being associated with, related to or linked to, or used to identify, describe, contact or locate, a natural Person; or (ii) is considered “personally identifiable information,” “personal information,” “personal data,” or any similar term by any applicable Laws and/or Privacy Requirements;
(x) “Privacy Laws” means, in each case, to the extent applicable to the Company or any of its Subsidiaries, all Laws, guidance, guidelines and standards relating to privacy, data security, the Processing of Personal Information, data breach notification, website and mobile application privacy policies and practices regarding Personal Information, consumer protection, the Processing and security of payment card information (including the Payment Card Industry Data Security Standard and other applicable card association rules), restrictions on access to Personal Information or other protected information, wiretapping, the interception of electronic communications, the tracking or monitoring of online activity, data- or web-scraping, advertising or marketing, and email, text message, or telephone communications;
(y) “Process”, “Processed”, or “Processing” means any operation or set of operations which is performed on information, including Personal Information, such as the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination, combination or disposal of such information, and/or is considered “processing” by any applicable Privacy Requirements;
(z) “Prohibited Person” means any (x) Person who is identified on the U.S. Treasury Department’s Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals and Blocked Persons or any other applicable list of sanctioned persons administered by OFAC, (y) any legal entity that is 50%-or-more owned by one or more Persons identified in the foregoing clause or (z) the government of any country or region that itself is the subject or target of a comprehensive embargo under export controls (currently, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, and the so-called Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine);

(aa) “Required Financial Information” means (i) all financial statements, financial data, audit reports and other information regarding the Company and its Subsidiaries of the type and form that is customarily provided in debt financings and (ii) such other pertinent and customary information regarding the Company and its Subsidiaries as may be reasonably requested by Parent (or any Debt Financing Sources);
(bb) “Security Incident” means any (i) accidental, unlawful or unauthorized access, use, loss, exfiltration, disclosure, alteration, destruction, encryption, compromise, or other Processing of Personal Information and/or confidential information; (ii) accidental, unlawful or unauthorized occurrence or series of related occurrences on or conducted through the Company’s IT Systems that jeopardizes or impacts the confidentiality, integrity, or availability of the Company’s IT Systems or any Personal Information or confidential information stored or otherwise Processed therein; or (iii) occurrence that constitutes a “data breach,” “security breach,” “personal data breach,” “security incident,” “cybersecurity incident,” or any similar term under any applicable Law;
(cc) “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person (and notwithstanding anything to the contrary herein, the Company makes no representation, warranty, covenant or agreement in this Agreement with respect to any third party equity holder of any joint venture or any securities held by such Person); and
(dd) “Willful Breach” means willful and intentional breach of this Agreement.
Section 8.4 Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” The phrase “ordinary course of business” means an action taken, or omitted to be taken, in the ordinary course of business, consistent with past practice. References to days mean calendar days unless otherwise specified. If the last day of a period by which an act is to be done under this Agreement is a non-Business Day, the period in question shall end on the next succeeding Business Day. Any document or item will be deemed “delivered”, “provided” or “made available” within the meaning of this Agreement if such document or item (a) is included in the electronic data room to which the receiving party has access and is available to such party, or (b) actually delivered or provided to the receiving party or its representatives, in each case, at least two (2) days prior to the date hereof or the Closing, as applicable.
Section 8.5 Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.
Section 8.6 Parties in Interest. This Agreement is not intended to, and shall not, confer upon any other Person other than the parties and their respective successors and permitted assigns any rights or remedies hereunder, except (a) with respect to Section 5.12 which shall inure to the benefit of the Persons benefiting therefrom who are intended to be third party beneficiaries thereof and (b) if the Effective Time occurs, the right of the Company shareholders to receive the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.2(i) and cash in lieu of any fractional shares payable pursuant to (a), in accordance with the terms and conditions of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement or the characterization of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.7 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.
Section 8.8 Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby, including the Merger. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, including the Merger, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
Section 8.9 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.
Section 8.10 Specific Performance. The parties acknowledge and agree that irreparable damage would occur and that the parties would not have any adequate remedy at law (i) for any actual or threatened breach of the provisions of this Agreement or (ii) in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. Accordingly, each of the Company (on behalf of itself and on behalf of the holders of Company Shares as third party beneficiaries under Section 8.6), Parent and Merger Sub agrees that each such party shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity, and that such relief may be granted without the requirement that the party seeking such relief offer proof of actual damages. Each of the parties hereby further irrevocably waives (a) any defense in any action for specific performance that a remedy at law would be adequate (and agrees that it shall not oppose the granting of such relief by reason of there being an adequate remedy at law) and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief. The Company’s or Parent’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by the other party in the case of a Willful Breach.
Section 8.11 Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.
Section 8.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 8.13 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION; (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.13.
Section 8.14 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.
Section 8.15 Facsimile or .pdf Signature. This Agreement may be executed by facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or .pdf signature, and any signature so delivered shall be deemed to have been duly and validly delivered and be valid and effective, and constitute an original, for all purposes.
Section 8.16 No Presumption Against Drafting Party. Each of Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.
Section 8.17 Non-Recourse. Each party hereto agrees, on behalf of itself and its former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, controlled Affiliates, members, managers, general or limited partners, stockholders and assignees of it and its controlled Affiliates, that all Action, claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership, limited liability company or other entity veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) this Agreement or any other agreement referenced herein or contemplated hereby or the transactions contemplated hereunder or thereunder, (b) the negotiation, execution or performance of this Agreement or any other agreement referenced herein or contemplated hereby (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or such other agreement), and (c) any breach or violation of this Agreement or any other agreement referenced herein or contemplated hereby, in each case, may be made only against (and are those solely of) the Persons that are expressly identified as parties in the preamble to this Agreement (or any other agreement referenced herein or contemplated hereby, as applicable) and in accordance with, and subject to the terms of, this Agreement (or any other agreement referenced herein or contemplated hereby, in each case as applicable).
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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective duly authorized signatories.

THE BRAND HOUSE COLLECTIVE, INC.

By:	/s/ Amy Sullivan
	Name:	Amy Sullivan
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

BED BATH & BEYOND, INC.

By:	/s/ Marcus Lemonis
	Name:	Marcus Lemonis
	Title:	Executive Chairman

KNIGHT MERGER SUB II, INC.

By:	/s/ Adrianne Lee
	Name:	Adrianne Lee
	Title:	President & Treasurer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Form of Certificate of Merger

Exhibit B

Form of Articles of Merger

Annex B
CONFIDENTIAL
November 24, 2025
Board of Directors of
The Brand House Collective, Inc. (f.k.a. Kirkland’s, Inc.)
5310 Maryland Way
Brentwood, TN 37027
Members of the Board of Directors:
We understand that The Brand House Collective, Inc. (f.k.a. Kirkland’s, Inc.), a Tennessee corporation (the “Company”), intends to enter into an Agreement and Plan of Merger (the “Agreement”) among Bed Bath & Beyond, Inc., a Delaware corporation (“Parent”), Knight Merger Sub Il, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company, pursuant to which, among other things, (i) Merger Sub will merge with the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger, (ii) each outstanding share of common stock, no par value, of the Company (such shares, collectively, the “Company Shares”), other than Cancelled Shares (as defined in the Agreement), will be converted into 0.1993 shares of common stock, par value $0.0001 per share, of Parent (the “Parent Common Stock”), with cash paid in lieu of any fractional shares of Parent Common Stock (collectively, the “Merger Consideration”), and (iii) the Company will become a wholly owned subsidiary of Parent.
You have requested that we render our opinion (this “Opinion”) to the Board of Directors (the “Board”) of the Company as to the fairness, from a financial point of view, to the holders of Company Shares (other than Parent, Merger Sub and their affiliates) of the Merger Consideration pursuant to the Agreement.
Consensus Securities LLC (“Consensus”) is serving as independent financial advisor to the Board (in its capacity as such) in connection with the Merger, and we will receive fees for our services, a portion of which became payable to us upon the delivery of this Opinion and a significant portion of which is payable upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses incurred in connection with our engagement. The Company has also agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under our engagement. We may in the future seek to provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent, for which we would expect to receive customary compensation. During the past two years, Consensus has been previously engaged by, and received compensation from, the Company for the provision by Consensus to the Company of financial advisory services, including in connection with capital financing transactions involving Parent. A portion of such compensation was paid for by the Company in Common Shares, some of which are still owned by Consensus, which Common Shares would be entitled to the same treatment in the Merger as all other outstanding Common Shares.
In connection with this Opinion, Consensus has, among other things:
•	reviewed a draft, dated November 24, 2025, of the Agreement;
•	reviewed certain publicly available business and financial information relating to the Company and Parent and the industries in which they operate;
•
reviewed certain other information relating to the historical, current and future business, financial condition, results of operations and prospects of the Company and Parent made available to us by the Company, including projections with respect to the future financial performance of the Company prepared and provided to us by the management of the Company (the “Projections”) and the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the “Synergies”);

•	reviewed the November 17, 2025 draft merger integration financial model prepared by Ankura for Parent;
•
held discussions with certain members of management of the Company and Parent and certain of the Company’s and Parent’s advisors regarding the business, financial condition, results of operations and prospects of the Company and Parent, the effects of the Merger on the financial condition and future prospects of the Company and Parent, and certain other matters we believed necessary or appropriate to our inquiry;

B-1

Board of Directors of The Brand House Collective, Inc. (f.k.a. Kirkland’s, Inc.)
5310 Maryland Way
Brentwood, TN 37027
November 24, 2025

•
compared the financial and operating performance of the Company and Parent with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Shares and the Parent Common Stock and certain publicly traded securities of such other companies;

•	reviewed the financial terms of certain recent business transactions that we deemed relevant;
•	reviewed the reported price and trading activity for the Company Shares and the Parent Common Stock;
•	reviewed the November 18, 2025 draft of the engagement letter for Bank of America to amend-and-extend its existing credit agreement with the Company contemporaneously with the closing the Merger; and
•	undertaken such other studies, analyses and investigations, and reviewed other information, as we deemed appropriate.
For purposes of rendering this Opinion, we have, with your consent, relied upon and assumed, without independent verification, the accuracy and completeness of all the financial, accounting, legal, tax, regulatory and other data, material and other information provided to, discussed with or reviewed by, us. We have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Projections and Synergies provided to and examined by us, we note that projecting future results and synergies of any company or business combination is inherently subject to uncertainty. We have been informed by the Company, however, and we have assumed, that such Projections and Synergies were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company. At your direction, we have assumed that the Projections and Synergies provide a reasonable basis on which to evaluate the Company and the Merger, and at your direction, we have used and relied upon the Projections and Synergies for purposes of our analyses and this Opinion. We assume no responsibility for, and express no opinion as to, any such Projections or Synergies or the assumptions on which they are made. We have also assumed that the Merger and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes and will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company, Parent and Merger Sub in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis.
With your consent, we have not studied the possible impact of the availability and treatment of certain tax attributes of the Company, and we have assumed for purposes of our analysis that the tax attributes reflected in the Projections are valid and achievable. We have also not studied the impact of new corporate tax laws on the Projections, and we have assumed for purposes of our analysis that the Projections properly account for the current state of tax law and that the Company’s tax status would not change over the life of the Projections.
In addition, we have not made an independent evaluation or appraisal of the properties, assets, and liabilities (including any contingent, derivative or off-balance sheet assets or liabilities) of the Company, Parent or any other party to the Merger, or any of their respective subsidiaries, and we have not been furnished with any such evaluation or appraisal, other than two chain-wide inventory appraisals conducted on behalf of the Company’s lenders by an independent, nationally recognized inventory appraisal specialist in March 2025 and October 2025. We have not studied or been provided access to non-public information about Parent’s non-retail assets, specifically its blockchain investments and therefor express no opinion on their value. We have assumed, upon advice of the Company, that all governmental, regulatory or other consents and approvals necessary for the consummation of the transactions contemplated by the Merger Agreement (the “Transactions”) will be obtained within the constraints contemplated in the Agreement and without any adverse effect on (or incremental expense to) the Company, Parent or any other party to the Merger Agreement, or on the expected benefits of the Transactions in any way meaningful to our analysis, and that the Transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof, the effect of which would be in any way meaningful to our analysis. Representatives of the Company have advised us, and we have assumed, that the Agreement, when executed, will conform in all material respects to the latest draft reviewed by us.
B-2

Board of Directors of The Brand House Collective, Inc. (f.k.a. Kirkland’s, Inc.)
5310 Maryland Way
Brentwood, TN 37027
November 24, 2025

As of the date hereof, the Company and Parent do not have a commitment letter from a lender to amend-and-extend or refinance the Company’s existing credit facility. We note that, because the Company does not have adequate capital to refinance this indebtedness independently, a new or amended credit facility from one or more lenders will be a condition to closing the Merger.
We have not been requested to opine as to, and our Opinion does not address, the underlying business decision of the Company to engage in the Transactions or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company. We do not express any opinion as to any tax or other consequences that might result from the Transactions, nor does our opinion address any legal, tax, regulatory, accounting, insurance, executive compensation, environmental or other similar matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals. This Opinion only addresses the fairness, from a financial point of view, to the holders of Company Shares (other than Parent, Merger Sub and their affiliates) of the Merger Consideration pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term, aspect or implication of the Agreement or the Transactions or any term, aspect or implication of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transactions, including (i) the form, structure or any other portion or aspect of the Merger; (iii) the fairness of any portion or aspect of the Merger to the holders of any class of securities, creditors or other constituencies of the Company, Parent or any other party (other than the holders of Company Shares in the manner set forth herein), (iv) whether or not the Company, Parent or any other party to the Merger Agreement is receiving or paying reasonably equivalent value in the Merger; (v) the fairness of any portion or aspect of the Merger to any one class or group of the Company’s, Parent’s or any other party’s security holders or other constituents vis-a-vis any other class or group of the Company’s, Parent’s or such other party’s security holders or other constituents or the fairness of the allocation of any consideration amongst or within classes or groups of security holders or other constituents; or (vi) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation or consideration payable to, or received by, any advisors, managers, officers, directors or employees of any party to the Merger, any class of such persons or any other party (including any creditors), relative to the Merger Consideration or otherwise. We are not expressing any opinion as to the prices at which the Common Shares or Parent Common Stock will trade at any time or as to the impact of the Transactions on the solvency, creditworthiness or fair value of the Company, Parent or any other participant in the Merger, or the ability of any such party to pay their respective obligations when they come due.
Our opinion is necessarily based on information available to us, and economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising, reaffirming or withdrawing this Opinion based on circumstances, developments or events occurring after the date hereof. Furthermore, as you are aware, the credit, financial and stock markets have experienced significant volatility, and we express no opinion or view as to any potential effects of such volatility on the Company or the Merger.
Our advisory services and this Opinion are provided solely for the information and assistance of the Board of Directors of the Company in its capacity as such in connection with its consideration of the Transactions and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, does not constitute, a recommendation as to how the Board of Directors or any stockholder of the Company should vote or act with respect to the Transactions or any other matter. This issuance of this Opinion has been approved by a fairness opinion review committee of Consensus.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration pursuant to the Agreement is fair, from a financial point of view, to the holders of Company Shares (other than Parent, Merger Sub and their affiliates).

Very truly yours,

/s/ Consensus Securities LLC
CONSENSUS SECURITIES LLC

B-3